

ING Group Annual Report 2025

Table of contents

About this report	3
ING in 2025	4
Letter to stakeholders	5
ING at a glance	**7**
Who we are	8
Our business	9
Our markets	10
Our shares	11
Our operating environment	12
Strategy, business model and value creation	**13**
Our strategy	14
How we create value	15
Superior value for customers	17
Sustainability at the heart	20
How we are growing the difference	22
Our financial performance	**26**
Our financial performance	27
Retail Banking	30
Wholesale Banking	33

Our leadership and corporate governance	**34**
Our leadership and corporate governance	35
Supervisory Board report	41
Corporate governance	50
Tax governance information	58
Remuneration report	61
Executive Board statement	87
Conformity statement	89
Works councils	90
Sustainability statement	**91**
Highlights of 2025	92
General information	93
Environment	103
Social	132
Governance	144
Capital management	**148**

Risk management	**152**
Risk management	153
Solvency risk	162
Credit risk	164
Market risk	192
Funding and liquidity risk	202
Environmental, social and governance (ESG) risk	205
Non-Financial risk	210
Compliance risk	212
Model risk	214
Business & strategy risk	215
Consolidated financial statements	**216**
Parent company financial statements	**319**
Other information and appendices	**333**



7 At a glance

13 Strategy, business model and value creation

26 Our financial performance

34 Our leadership and corporate governance

91 Sustainability statement

About this report

ING's purpose is empowering people to stay a step ahead in life and in business. This purpose guides us in everything we do. In this Annual Report we disclose our results, strategy, and management approach in the context of external developments, as well as emerging and existing impacts, risks and opportunities.

This Annual Report is intended to inform stakeholder groups that have an impact on, or are affected by, our business. These include our customers, clients, investors, society, employees, suppliers and partners.

In this Annual Report, unless otherwise stated or implied by context, references to 'ING Group' refer to ING Groep N.V. and references to 'ING', the 'Company', the 'Group', 'we' and 'us' refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.'s primary banking subsidiary is ING Bank N.V. (together with its consolidated subsidiaries, 'ING Bank'). References to 'Executive Board' or 'EB', and 'Supervisory Board' or 'SB', refer to the Executive Board or Supervisory Board of ING Groep N.V., respectively. References to 'Management Board Banking' or 'MBB' refer to the Management Board of ING Bank N.V.

This report covers the period of 1 January to 31 December 2025 and is published on 26 February 2026. We published our previous Annual Report on 6 March 2025, which covered the year 2024. This report consists of:

- Report of the Executive Board, which includes the sections 'ING at a glance', 'Strategy, business model and value creation', 'Our financial performance', 'Our leadership and corporate governance', 'Sustainability statement', 'Capital management' and 'Risk management';
- Supervisory Board report
- Consolidated financial statements;
- Parent company financial statements; and
- Other information and appendices.

The Annual Report is prepared in accordance with Dutch law as well as, the disclosure requirements as set out in the European Sustainability Reporting Standards (ESRS), which is expected to be implemented into Dutch law with retroactive effect.

To avoid duplication of information and maintain the readability of the report, sustainability information is not limited to our Sustainability statement. See our 'Reference index' for the mapping of all ESRS disclosure requirements to the Annual Report.

The consolidated financial statements included in this report have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), and the relevant articles of Part 9 of Book 2 of the Dutch Civil Code. The Parent company financial statements of ING Groep N.V. are prepared in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code.

Reasonable assurance for the consolidated financial statements and the Parent company financial statements is provided by KPMG Accountants N.V. (KPMG).

The Sustainability statement, including the sustainability information as part of the Appendix to the Executive Board report, and the non-financial information are each subject to limited assurance by KPMG. The scope of the non-financial information assurance is presented in the 'Appendix to the Executive Board report - Definitions and context on the non-financial indicators'.

This document is the PDF version of the 2025 Annual Report of ING made available on ing.com. Another version of this document has been prepared in the European single electronic reporting format (ESEF). This ESEF reporting package is also available on ing.com. In the event of any discrepancies between this PDF version and the ESEF reporting package, the ESEF reporting package takes precedence.

The publications can be downloaded on ing.com. We welcome reactions and views, which can be emailed to ING.Corporate.Communications@ing.com.

Written and produced by ING Groep N.V.

ING Groep N.V.
Bijlmerdreef 106, 1102 CT Amsterdam
P.O. Box 1800, 1000 BV Amsterdam
The Netherlands
Commercial Register of Amsterdam, no. 33231073

ING in 2025

Financials

Total income
€23.0 bln
2024: €22.6 bln

Cost/income ratio
54.6%
2024: 53.6%

Return on equity
13.2%
2024: 13.0%

Fee income
€4.6 bln
2024: €4.0 bln

CET1 ratio
13.1%
2024: 13.6%

Net result[2]
€6.3 bln
2024: €6.4 bln

Shareholder return[1]
€7.3 bln
2024: €7.4 bln

Customers & clients

Mobile primary customers
+1.0 mln
2024: +1.1 mln

Volume growth[3]
Net core lending
€56.9 bln
2024: €27.7 bln

Volume growth[3]
Net core deposits
€38.1 bln
2024: €47.4 bln

NPS Retail Banking
#1
in 5 out of 10 retail markets

NPS Wholesale Banking
77
2024: 74

Sustainability

Drive down emissions
Reduction in upstream oil & gas exposure since 2019
71%
2024: 67%

Reduction in emissions per kWh power generated since 2018
85%
2024: 79%

Build up a sustainable future
Sustainable volume mobilised[4]
€166 bln
2024: €130 bln

Renewable power generation[4]
€9.6 bln
2024: €7.0 bln

---

1 As distributed in the respective year including € 397 mln of the share buyback announced in October 2025.
2 Net result reflects the net result attributable to the shareholders of the parent.

3 Growth in customer lending and deposits, excluding FX impacts, Treasury and run-off portfolios. For further details see the appendix 'Alternative performance measures'.
4 For more information see 'Definitions of our environment, social and governance metrics'.

Letter to stakeholders

Dear shareholders and other stakeholders,

Thank you for your support during the course of the year. As a bank we have performed well across a wide range of metrics against a challenging and eventful backdrop. We are grateful that this resilience has been recognised by our shareholders, clients and employees.

In 2025, we have strengthened our position as a leading retail bank, serving nearly 41 million customers and cementing our role as one of Europe's largest mortgage providers. Our Private Individuals offer has continued to grow, supported by digital innovation and a relentless focus on providing customer value. Business Banking has expanded its reach, helping entrepreneurs and SMEs thrive in a challenging environment, while Private Banking and Wealth Management have deepened relationships with clients seeking trusted advice and tailored solutions. At the same time, our Wholesale Banking franchise has scaled further, supporting international trade, responding to client demand for financing the transition to a low-carbon economy, and enabling cross-border growth for our clients. Our strong 2025 results have enabled us to upgrade our outlook for 2027.

We are especially grateful to our employees for their hard work and dedication, and for making it possible to deliver the performance we have achieved in 2025.

We would also like to sincerely thank two of our colleagues for their contributions to ING: our CFO Tanate Phutrakul and Head of Wholesale

Banking Andrew Bester, both of whom have been an integral part of the transformation ING has undergone over the past several years. We will certainly miss their steadfast dedication and commitment to ING. We can only be grateful that we have had such colleagues in our midst and in our team. We also extend a warm word of welcome to our incoming colleague, CFO-designate Ida Lerner.

We believe that we are well positioned, both operationally and financially, to navigate a changing and more unpredictable global environment. It is clear that the world we have known for many years, and we have come to accept as the norm, has changed. In a rapidly evolving multipolar world, it is incumbent upon us to make pragmatic and prudent choices consistent with our values.

While these developments are not of our making, we have to accept that they do have implications for our businesses. Therefore, how we organise ourselves in terms of operational structures, and as such, our business footprint, is important.

The truth is that how we look at the world and how we process these changes are intrinsically linked to our identity. We are a Dutch-based European bank with global operations. Europe matters a great deal to us. We need growth in Europe. Without growth, it would be very difficult to improve our common prosperity and our way of life. The key question is what is our plan as Europe – and in that context ING – and, more importantly, how we deliver it. No need to despair. The blueprint is there in plain sight – the Draghi and Letta reports.

As a company, we have asked ourselves what we must prioritise to facilitate growth in Europe and elsewhere, and we have identified the following priorities:

Simplification of regulations and removal of internal barriers

We believe Europe must focus on simplifying regulation across the board and work towards the removal of internal barriers that still hold back the European Union. These obstacles undermine Europe's competitiveness and limit its capacity for growth.

It is encouraging to see that the European Commission has recognised the need for simplification of regulation and launched the Omnibus package. Yet this alone will not suffice. Lasting progress requires a concerted effort from regulators and all Member States to pursue simplification across the European Union.

Furthermore, it is crucial to remove a plethora of internal barriers that exist within the European Union, so that Europe can accelerate its growth ambitions. According to the European Commission, further completion of the Single Market would double the already achieved EU GDP growth since its creation in 1993. Other analyses point to the potential for even larger economic gains if remaining internal barriers are removed. This underscores the urgency of accelerating the process of completing a simpler Single Market.

Capital markets union

We believe the absence of a true capital markets union is a serious impediment to growth and that its completion is in the interest of Europe. The lack of liquidity and depth is a serious hindrance to funding European growth. While Europe has the capital to support internal growth, that capital is often invested in other markets. Europe needs to collectively create a competitive landscape to channel our savings and capital into the European economy.

The reality is that progress on a capital markets union to date has been slow. Yet we must remain steadfast. Giving up is not an option. ING will continue to encourage policymakers in Brussels, Strasbourg and the European Council to move ahead. In the interim, EU Member States must seize the initiative at national level to drive change. There are successful initiatives within Europe – Sweden being a case in point – that advocate for a more competitive, innovation-driven, and efficiency-focused EU cohesion policy after 2027. The urgency has never been greater.

Energy

In our view, growth in Europe, or anywhere for that matter, is intrinsically linked to energy. Energy is needed for homes, for industry and for society at large – not to speak of the rapid technological transformation that's currently underway. And while the energy transition is at the heart of society's shift towards a low-carbon economy, energy costs in Europe are currently too high for sustainable growth. In short, cheap, secure and reliable forms of energy are needed.

According to the International Energy Agency (IEA), we are in the 'Age of Electricity', where electricity will soon be the main energy source powering the global economy. While most economic activities can be electrified, and ultimately powered by sustainable sources, there are sectors – like cement, aviation and shipping – where alternative low-emission fuels may still need to be developed and scaled. ING supports and finances its clients in their efforts to build up both renewable power-generation capacity and alternative fuels, while recognising that the real economy will require a mix of these sustainable sources with nuclear and fossil fuels during the transition.

It is very important to have a coherent policy for the energy transition and to recognise the importance of multiple energy sources in achieving a sustainable and reliable energy future.

Investment is also needed in energy infrastructure: efficient, compatible grids and storage, and the security of the global supply chains necessary for the further development of reliable forms of low-carbon energy.



Steven van Rijswijk and Karl Guha

European defence and strategic resilience

A precondition to growth is stability. Recent events have made it very clear that Europe has neglected her defence and is therefore insufficiently equipped to defend herself, let alone project power anywhere else. The commitment to spend more is a step in the right direction, but it is important that Europe focuses on its own infrastructure and industry and finances the growth of rapidly developing cyber and drone capabilities. As ING, we have provided significant financing to the defence sector in the recent past and expect to be able to do more. However, individual institutions can only meet part of the need. We also believe that the financing needs are such that cross-border and public-private partnerships can be of use. EU institutions have an important role to play here.

Technology

Technology is central to ING's sense of identity and therefore our focus on all aspects of technology is a natural consequence. In our view, future growth in Europe must be and will be underpinned by technological change. When we talk about technology there are several aspects that we must consider: digitalisation, storage (e.g. data centres, public-private clouds), cybersecurity, strategic resilience of technology stacks, energy use and impact on people. We believe that focusing on people and society is a very important element of managing this technological transition if we are to avoid potential negative impacts.

In dealing with technological change, we must recognise that no single institution can meet these challenges alone. Therefore, we believe in public-private partnerships that enable more effective collaboration, and help design a more resilient, forward-looking framework for managing risks and accelerating growth.

Conclusion

Notwithstanding the developments described above, we see opportunities to continue to accelerate our growth, diversify our income streams towards more fee income, and support our clients in their transitions to a low-carbon economy. We also continue to look for opportunities that could strengthen our position in existing markets, enabling us to scale growth and broaden our capabilities. In doing so, we will continue to rely on our purpose, values and economic compass to chart our course, remaining true to the strategy we committed to at our Capital Markets Day in 2024.

In conclusion, we believe we are well positioned to navigate the challenges ahead and forge a profitable future for all our stakeholders.

Thank you for your continued support.

Karl Guha   Steven van Rijswijk
Chairman   **Chief executive officer**

ING at a glance

Who we are   8
Our business   9
Our markets   10
Our shares   11
Our operating environment   12



Who we are

ING is a leading European universal bank with global activities.

Our more than 60,000 colleagues offer retail and wholesale banking services to customers and clients in over 100 countries.

Our strategy

Growing the difference

Priorities

Bring customers superior value.

Uniquely ING

Putting sustainability at the heart of what we do.

Retail Banking strategy

be first

Wholesale Banking strategy

the ING difference

Our enablers:

 Providing seamless digital services.

 Using our scalable Tech & Ops.

 Staying safe and secure.

 Unlocking our people's full potential.

Our business

Retail Banking



Private Individuals
Including Private Banking & Wealth Management

- Savings
- Payments
- Investments
- Mortgages
- Credit cards
- Consumer loans
- Insurance



Business Banking

- Business lending
- Commercial finance
- Working capital
- Trade finance
- Leasing
- Savings
- Payments & cash management
- Financial market solutions, including FX & hedging
- Insurance
- Merchant & accounting solutions
- Structured finance
- Real estate finance

Wholesale Banking



Wholesale Banking

- Payment & collections
- Cash & liquidity management
- Digital banking solutions
- Trade finance
- Sustainable finance and advisory
- Hedging solutions
- Lending solutions
- Strategic advisory

Our markets



- ● Wholesale Banking & Retail Banking
- ● Wholesale Banking

○ Corporate head office, Amsterdam, the Netherlands

● Australia ● ●	● India	● Philippines
● Austria	● Indonesia	● Poland ● ● ●
● Belgium ● ● ●	● Ireland	● Portugal
● Bulgaria	● Italy ● ●	● Romania ● ●
● Czech Republic	● Japan	● Russia
● France	● Luxembourg ● ● ●	● Singapore
● Germany ● ●	● Mainland China	● Slovakia
● Hong Kong SAR	● Mexico	● South Korea
● Hungary	● The Netherlands ● ● ●	● Spain ●

● Sweden
● Switzerland
● Taiwan
● Türkiye ● ●
● Ukraine
● UAE/Dubai
● United Kingdom
● USA
● Vietnam

Retail Banking   ● Private Individuals   ● Business Banking   ● Private Banking & Wealth Management

---

[1] In January 2025, we announced that we have reached an agreement on the sale of our business in Russia to Global Development JSC. This transaction will effectively end ING's activities in the Russian market. We are awaiting regulatory approval.

Our shares

ING's ordinary shares are listed on the stock exchanges of Euronext Amsterdam and Brussels. American depositary receipts (ADRs) are listed on the New York Stock Exchange (NYSE). Options on ordinary shares, or in the form of ADRs, are traded on the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

Share information

The authorised share capital of ING Groep N.V. consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued, while a right to acquire cumulative preference shares has been granted to the ING Continuity Foundation.[1] More information on the ING Continuity Foundation can be found on our corporate website, ing.com. Each share in the capital of ING Groep N.V. gives entitlement to cast one vote.

Number of shares in issue and shares outstanding in the market

Ordinary shares

3,022 mln

2024: 3,147 mln

Own ordinary shares held by ING Group and its subsidiaries

119 mln

2024: 51 mln

Ordinary shares outstanding in the market

2,902 mln

2024: 3,096 mln

Number of shares bought back and cancelled under the share buy back programme

Shares bought back

194 mln

2024: 248 mln

Shares bought back in % of outstanding shares[3]

6%

2024: 7%

Shares cancelled

126 mln

2024: 351 mln

Prices of ordinary shares
Euronext Amsterdam by NYSE Euronext

High

€24.03

2024: €17.09

Low

€15.06

2024: €11.92

Year end

€24.01

2024: €15.13

Price/earnings ratio

11.3x

2024: 7.7x

Price/book ratio[4]

1.40x

2024: 0.93x

Geographical distribution of ING ordinary shares owned by institutional investors (in %)[2]



- United States — 49%
- United Kingdom — 15%
- France — 9%
- Scandinavia — 8%
- Germany — 5%
- The Netherlands — 1%
- Rest of Europe — 6%
- Asia — 4%
- Rest of World — 3%

1   Per 31.12.2025 the authorised share capital was €91 mln and the issued capital €30 mln. The authorised cumulative preference shares were €46 mln.
2   Distribution based on December 2025 estimates of institutional share ownership provided by S&P Global, and includes ordinary shares represented by American depositary receipts. Percentages presented have not been calculated in accordance with SEC rules with respect to beneficial ownership of securities by US residents. Shares held by private individuals (estimated at 7.5% of total ordinary shares) are not included in the geographical distribution.
3   Calculated as the number of shares bought back divided by the total number of ordinary shares outstanding in the market at the start of the reporting period.
4   Calculated as the closing price per share at reporting date divided by the shareholders' equity (parent) per share.

Our operating environment

In a fast-changing world, it is essential for our business to adapt, evolve and remain resilient. We need to stay ahead of changing consumer preferences, technological advances, shifts in the banking sector and sustainability agenda, talent shortages, and economic and geopolitical uncertainty. Change is constant, so we stay agile and ready for what's next.

As a global bank, we constantly anticipate and adapt to change so we can continue to grow our scale, impact and relevance across the markets and segments we serve. By responding proactively to shifts around us, we not only manage risks more effectively but also turn challenges into opportunities, delivering superior value for our customers.

Technological change reshapes consumer experience

In recent years, rapid advances in generative AI have transformed how people use technology in their daily lives – from searching for information to receiving personalised products, services, and experiences in real time. The impact on banking is profound, as AI and scalable technology platforms redefine consumer expectations for speed, personalisation, and reliability.

Among other applications, AI tools enable faster customer support, improve customer protection and compliance, and help assess and process mortgage applications. Our digital-first approach positions us strongly to adapt to this landscape. We continue to invest in AI and digital infrastructure to ensure we can scale our technology to reach the market faster, enhance productivity, and keep our customers safe.

As AI moves from pilots to large-scale deployment, its reliability is tested in real-world use. Only solutions that address clear business and customer needs will deliver value at scale. At the same time, wider adoption introduces risks around data, model performance, bias and accountability. ING continues to strengthen its governance and oversight through dedicated structures such as the AI Risk Committee and Centre of Excellence.

Banking landscape is fragmenting, competition intensifying

The banking world is changing fast. Traditional banks are no longer the sole providers of financial services. Digital innovation and AI-driven low-cost models are driving competition from fintechs, non-bank lenders, and technology companies. Digital banks are competing for retail customers with user-friendly platforms and low fees, while private lenders – including big tech companies – are taking a growing share of business lending. At the same time, innovations such as digital tokens and stablecoins are reshaping payment systems, moving them beyond traditional banking channels. In this transformed competitive environment, we strive to make banking easier and seamless. Continuous innovation and adaptation help us broaden our services, increase our relevance, and deepen our customer relationships.

Keeping course in a shifting sustainability landscape

We see shifts in the global sustainability agenda, with economic pressure, geopolitical uncertainty and energy security concerns changing some areas of sustainability regulation. National policies and attitudes to sustainability priorities are increasingly dispersed. We continue to embed sustainability at the heart of our strategy, financing the transition to a low-carbon economy and supporting clients in achieving their sustainability goals, while actively identifying and addressing sustainability risks.

Complex and changing regulatory environment

The regulatory landscape we operate in is becoming increasingly complex, driven by inconsistent rules, rapid technological change, and rising expectations in data privacy, cybersecurity and ESG. In particular, the banking and financial landscape in Europe is marked by a fragmented regulatory landscape. Diverging global and European standards require stronger controls, clearer disclosures, and significant investment in compliance. Fintech innovation and geopolitical volatility further accelerate regulatory shifts, while the complexity of navigating both EU-level and individual country requirements places additional demands on governance and risk management. To stay resilient, we adapt quickly to evolving requirements, strengthening our governance and risk management capabilities to remain competitive and compliant.

Battle for talent in specialist roles

International companies face an intensifying global battle for talent, particularly in technology and AI. For banks, this challenge is compounded by remuneration rules in key jurisdictions that limit flexibility in offering variable pay. To attract, develop and retain the talent we need, we invest in skills development, flexible work models, and continuous learning.

Dynamic geopolitical environment

In 2025 the international business climate was marked by rising geopolitical tensions and economic uncertainty. Political changes, unpredictable policy shifts, tariffs, trade disputes, changing international alliances and supply-chain restrictions all combined to disrupt global business and trade. This heightened uncertainty contributed to increased volatility in the financial markets. Global conflicts continue to shape the geopolitical landscape, with the war in Ukraine ongoing, persistent tensions in the Middle East, and new areas of instability emerging in other regions. These developments contribute to an environment of heightened uncertainty and potential risk for international businesses.

Strategy, business model and value creation

Our strategy   14
How we create value   15
Superior value for customers   17
Sustainability at the heart   20
How we are growing the difference   22



Our strategy

Our 'Growing the difference' strategy is focused on delivering superior value to our customers and putting sustainability at the heart of what we do. Our ambition is to accelerate growth, increase impact and relevance, and deliver value to become the best European bank.

Growing the difference means expanding our scale, impact and relevance across the markets and segments we operate in to become the most loved, most impactful and most valued European bank. We aim to increase our relevance by deepening customer relationships, broadening services, and continuing to make banking easier and more seamless. Our two main priorities are providing superior customer value and putting sustainability at the heart of what we do, supported by four key enablers.

This strategy translates into specific business goals: in Retail, we focus on Private Individuals, including Gen Z and affluent customers, as well as small and medium-sized enterprises through Business Banking, and high-net-worth and investment clients via Private Banking & Wealth Management. Each segment has a dedicated approach aligned with our priorities: enhancing digital engagement for younger customers, offering personalised solutions for affluent clients, and delivering superior value across all relationships. In Wholesale Banking, we aim to create greater value by reinforcing our role as a strategic partner and core bank for large corporates, multinationals, and institutional clients. Guided by our purpose to empower people to stay a step ahead, we help individuals and businesses realise their vision for a better future.

Providing superior value for customers

Banking relies on strong relationships, and the strongest relationships are those where people feel valued, confident, empowered and in control. This is how we want our customers to feel throughout their journey with us. Growing the difference means sharpening our focus on customer value, moving beyond one-size-fits-all services towards more tailored solutions for each customer segment. In Retail Banking, this means making banking simple and expertise accessible. In Wholesale Banking, this means leveraging our network, expertise and sustainability leadership.

Putting sustainability at the heart of what we do

Our sustainability strategy spans climate, nature and social agendas, recognising their interdependencies and how they affect each other, both positively and negatively, and taking into account the legal and regulatory frameworks in the jurisdictions in which we operate. Each of these is a complex and dynamic matter, so our response needs to be dynamic as well. As scientific understanding is continually advancing, our approach will also keep evolving. Therefore, our climate action has evolved to encompass both mitigation and a growing emphasis on adaptation. Increasingly, we are also exploring how we can play a role in halting and reversing nature degradation and regenerating natural systems, while respecting human rights and working to advance financial health and inclusion for customers and communities.

Four enabling priorities

Providing seamless digital services
We can serve our customers better if we use 'always-on' channels, providing data-enabled personalised experiences and end-to-end digital processes, with human intervention only where needed or desired.

Using scalable technology and operations
A technology and operations foundation that is modular and scalable brings many benefits, including superior customer experience and safety.

Staying safe and secure
Trust is fundamental for all stakeholders, especially at a digital-first bank like ING. Customers rely on us to safeguard their money and data, and maintaining this trust is essential.

Unlocking our people's full potential
We aim to attract, develop and retain future-ready talent and foster an inclusive environment that enables employees to thrive, maximising their growth and impact.

How we create value

Our primary contribution to our stakeholders and how we create value is by performing our role as a bank. We process payments, accept and safeguard deposits, provide loans, enable investments and deliver other financial services. Through these activities, we play an important role in supporting economic, social and environmental progress.

Understanding what matters most

We continuously assess the strategic, economic, and environmental impact of our activities to ensure alignment with our long-term business objectives and value creation for stakeholders. An important step in this process is the engagement and dialogue with our many and diverse stakeholders. We maintain ongoing dialogues with our stakeholder groups and individuals who influence, or are affected by, ING's business and discuss our role in society, products and services, business performance, and other key matters.

To identify the material impacts, risks, and opportunities (IROs) for the environment and people, we conduct a double materiality assessment (DMA) in accordance with the European Sustainability Reporting Standards (ESRS). A sustainability matter is considered material if it meets the criteria for impact materiality (inside-out perspective), financial materiality (outside-in perspective), or both.

The results of the DMA, including our approach, are detailed in the 'Sustainability statement', which addresses material matters under 'Environment', 'Social' and 'Governance'.

Our people

- Our employees
- Social partners

Engagement
- Organisational Health Index (OHI) survey
- Townhalls and trainings
- Performance reviews
- Works councils
- Meetings with social partners
- Other (structured) dialogues with colleagues

Topics discussed
- Understanding of ING's direction and strategy
- Diversity, inclusion and belonging topics
- Wellbeing, facilities and resources
- Collective labour agreements, pay and benefits
- Skills, training and development

Sustainability focus area
- S1 Own workforce
- G1 Business conduct

Our customers

- Private Individual customers
- Private Banking clients
- Business Banking clients
- Wholesale Banking clients

Engagement
- Customer surveys: net promoter score, customer satisfaction scores (CSAT)
- Direct engagement with our Wholesale Banking and Business Banking clients
- Indirect engagement through:
  – Analysis of customer complaints or feedback
  – Banking sector experts
  – Analysis of clients' sustainability KPIs

Topics discussed
- Progress on our clients' climate transition plans
- Human rights
- Impacts and dependencies on nature
- Customer services
- Housing

Sustainability focus area
- All sustainability topics

Investors

- Shareholders (existing & potential)
- Fixed Income investors

Engagement
- Annual General Meeting
- Meetings and roadshows
- Industry conferences
- Quarterly results updates
- Capital Markets Days
- Analysis of ongoing dialogues with investors

Topics discussed
- Financial performance and strategy execution
- Business and market development
- All sustainability topics
- Defence

Sustainability focus area
- All sustainability topics

Society

- Civil society organisations, incl. NGOs
- Academics & experts
- Governments & policymakers
- Supervisors
- Workers in the value chain
- Local communities

Engagement
- Direct engagement through:
  – Ongoing dialogue such as roundtables, events and workstreams
  – Conversations on issues
  – Associations for (joint) engagements
- Indirect engagement through:
  – Surveys (incl. reputation)
  – Public consultations
  – Public position papers
  – Proxies representing our silent stakeholders

Topics discussed
- ING's sustainability approach, including climate, nature, human rights and financial health
- Regulations affecting banking sector

Sustainability focus area
- All environment topics
- Social topics with focus on S2 Workers in the value chain and S3 Affected communities

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Suppliers & partners

- Suppliers
- Partner network

Engagement
- Due diligence
- Sourcing activities

Topics discussed
- Business, commercial & risk

Sustainability focus area
- All sustainability topics

Inputs, Resources & Capabilities

Our purpose
Empowering people to stay a step ahead in life and in business

Our strategy
Growing the difference

Outcomes & Value Creation

Social
Relationships with:
- Private Individual customers
- Private Banking clients
- Business Banking clients
- Wholesale Banking clients

Financial
- €51 billion equity
- €740 billion deposits
- €169 billion issued debt
  – of which € 14.9 billion green bonds

Human
- 60,000+ employees
- Employee development, incl. through ING University

Intellectual
- Tech and operations services
- Proprietary knowledge, including banking and risk expertise
- Data analytics including Gen & agentic AI
- Development of digital services and adapting to market changes

Natural
- Energy consumed by our branches and offices

Two key priorities

Bring customers superior value.

Putting sustainability at the heart of what we do.

Four enablers...

Providing seamless digital services.

Staying safe and secure.

Using our scalable Tech & Ops.

Unlocking our people's full potential.

...to make banking frictionless

Retail Banking
Leading brand position, digital capabilities, and service model tailored to client needs
- Private Individuals
- Private Banking clients
- Business Banking clients: Self-employed & Micro, SMEs, Mid-Corps

Wholesale Banking
Sector expertise, global network, sustainability pioneers
- Large corporate clients and financial institutions


Our customers


Our people


Investors


Suppliers & partners

Society

Retail Banking	Wholesale Banking
- Leading net promoter score #1 in 5 markets - 15.4 million mobile primary customers - €559 billion customer lending - €278 billion assets under management and e-brokerage	- Net promoter score 77 - €266 billion customer lending - Global reach with 58% cross-border income

- Corporate culture – integrity above all
- 35% women in senior management positions
- 31% women in leadership pipeline

- 13.2% RoE
- 13.1% CET1 ratio
- €7.3 billion in dividend and share buyback distributions

- Shared innovation
- Responsible sourcing
- Third-party spend

- Secure and accessible banking experience
- Support for financial resilience
- We reduced our exposure to upstream oil & gas by 71 percent since 2019 and brought down the generated emissions (per MWh) in our power sector by 85 percent since 2018.
- €9.6 billion Renewable power-generation financing
- €166 billion Sustainable volume mobilised

   

Superior value for customers

Providing superior value for customers is one of our two overarching priorities, as we strive to make banking easy, instant, personal and relevant. For Retail Banking, delivering superior customer value means making banking simple and expertise accessible, offering the right services, at the right time, in the right way. For Wholesale Banking, delivering superior value for customers means building on our network strength, sector expertise, and sustainability leadership.

Retail Banking

In Retail Banking, we service customers across three pillars: Private Individuals, Business Banking, and Private Banking & Wealth Management. Equipped with leading digital capabilities, we strive to provide a mobile-first digital, frictionless, and relevant banking experience, shaped to specific customer needs for all of these pillars.

Private Individuals

We serve nearly 41 million Private Individual customers[1] across 10 markets: the Netherlands, Belgium, Luxembourg, Germany, Spain, Italy, Türkiye, Poland, Romania and Australia.

ING offers a broad range of banking products and services for private individuals, including savings accounts, payments, credit cards, mortgages, unsecured lending, investment solutions and insurance products. We seek to deliver banking that is easy, instant, personal and relevant. We focus on simplifying our services, improving our digital capabilities, and anticipating customer needs to help people manage their financial lives. Our progress is reflected in customers choosing us as their primary bank and in their willingness to recommend us, as indicated by our leading NPS score in five out of ten retail markets.

ING aims to build primary relationships with customers. In Retail Banking, we define this as customers holding an active payment account with recurrent income, plus at least one other active product with us. Earning primary relationships is a key driver of sustainable, profitable growth. It leads to deeper loyalty, significantly higher engagement, greater customer satisfaction and ultimately higher value, as customers choose ING for a broader set of their financial needs.

Growing the difference means focusing even more on growing value for customers. We continue to expand our offering by developing relevant propositions for our various customer groups and applying a personalised approach enabled by our digital banking capabilities. Our priorities include becoming the bank of choice for Gen Z and affluent customers, expanding subscription-based services that provide superior customer value, diversifying our Private Individuals lending portfolio, and partnering to offer full-service solutions that help homeowners make their homes more sustainable. We are also broadening our investment and savings offering to help customers protect and grow their wealth and manage their financial health more effectively.

We strive to provide a seamless, mobile-first digital experience, engaging customers across their daily banking activities and offering personalised products and services supported by advanced technology and data-driven insights. As mobile adoption continues to grow, customer expectations for digital services are rising. In 2025, 87 percent of customers chose mobile as their primary channel, up from 84 percent in 2024.

This growth has led to an increase in mobile primary customers – defined as customers with at least one mobile interaction through our app or mobile website per quarter. In 2025, in line with our mobile-first ambition, we expanded our mobile primary customer base by over 1 million to 15.4 million.

In 2025, customers visited our digital platforms 8.8 billion times, an increase of 6 percent compared to 2024.

Business Banking

For Business Banking clients, growing the difference means making banking simple, frictionless, and tailored to their needs. Our ambition is to be the first choice for entrepreneurs and businesses to manage and grow their operations. We define success by delivering superior customer value through digital innovation, expert advice, and sector-specific solutions.

Business Banking serves clients in nine markets: the Netherlands, Belgium, Luxembourg, Germany, Türkiye, Poland, Romania, Australia, and most recently Italy, where we began offering Business Banking services to a select group of customers at the end of 2025 ahead of the wider commercial launch in January 2026.

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[1]   Operative customers: fully onboarded, transacted once, and whose account remain open by end of 2025.

Our service model addresses both basic and complex needs, offering solutions through a mix of self-service digital platforms and remote or in-person advisory. Through this approach, we aim to strengthen client engagement and incorporate sector-specific expertise to support informed decision-making.

Across all three segments – Self-Employed & Micro, SME, and Mid-Corps – we focus on making banking effortless and accessible. As of 2025, we offer digital onboarding journeys, and instant and fast-track lending across six markets: the Netherlands, Belgium, Poland, Romania, Türkiye and Germany.

We aim to combine digital convenience with human expertise, making sure every client, regardless of size, receives the support they need.

Private Banking & Wealth Management

Private Banking, Wealth Management & Investments combines our Private Banking & Wealth Management activities with our total Retail investments business across Private Individuals, Private Banking and Business Banking clients. We do this through a scalable investments platform that we are implementing across our Retail markets, designed to meet diverse client needs.

Our Private Banking & Wealth Management offering provides tailored banking solutions to ultra-high-net worth individuals and high-net-worth individuals and their entities in the Netherlands, Belgium, Luxembourg, and Poland. We provide clients with investment solutions focused on managing, preserving, and growing their wealth. Beyond investments, we offer solutions to meet specific client needs, including financial planning, estate planning, real estate financing, and securities-based lending.

Our strategy builds on our strong Business Banking position to serve entrepreneurs and their wealth needs. We continue to invest in digital capabilities to enhance client engagement and provide actionable insights through advanced analytics, while maintaining human expertise through relationship managers supported by product specialists and portfolio managers.

Our investments offering spans all Retail Banking countries, serving mass, affluent, high-net-worth individuals and ultra-high-net worth individuals through a differentiated approach. For Private Individual clients, we aim to provide a fully digital experience with simple onboarding, intuitive tools, and innovative features for first-time investors. For affluent clients, we offer a hybrid model that combines digital convenience with personalised support.

In line with our ambition to make investing personal and accessible throughout Europe, total assets under management and e-brokerage reached €278 billion in 2025, representing a 16 percent increase from 2024.

Wholesale Banking

Growing the difference for our clients means we strive to be the best – and in this case, the best European wholesale bank. We define 'best' as achieving a high NPS, ranking in the industry's top quartile, leading in sustainability, digital services and employer attractiveness, while delivering sustainable returns. Our work starts with providing corporate clients and financial institutions with the financial solutions they need across their value chains. Underpinning this is the 'ING difference', encompassing three major characteristics that offer value to clients:

1. **Our global reach, with local experts:** no matter where clients are, our network of experts offers them a seamless local experience with a global view.
2. **We're sector experts:** clients trust us to provide tailored solutions to meet their needs.
3. **We're sustainability pioneers:** we work hand-in-hand with clients to address some of the most pressing issues in the world today.

ING's Wholesale Banking network serves clients around the world and operates from 36 countries across three regions: EMEA, APAC and the Americas. Clients benefit from our knowledge in eight areas, including: commodities, food & agriculture; corporate sector coverage; energy; financial institutions; infrastructure & real estate; sustainable value chains; technology, media, telecom & healthcare; and transport & logistics. By making use of our target sector research capabilities and our client

segmentation model, we aim to help clients navigate the highs and lows of economic cycles. We provide them with relevant advice, data-driven insights and customised, integrated solutions that support their business ambitions.

As a large wholesale bank, with billions of euros flowing through our balance sheet, ING aims to play an important role in supporting our clients' transitions to net zero by 2050. We aim to be a leader in sustainable finance, but our leadership goes beyond financial support and incentives. We also help and advise clients by putting our climate-action experience and other sustainability-related insights to work for them. For more information, including our transition plan, see '<u>Environment</u>'.

Given the significant level of sustainable finance needed for the energy transition, banks have an opportunity to increase the available level of finance. ING has achieved €166 billion sustainable volume mobilised by year-end 2025, versus €130 billion in 2024. See the '<u>Sustainability statement</u>' for more information.

In 2025, our Wholesale Banking team was recognised by Global Finance as Best Bank for Payments in Western and Central & Eastern Europe, and the Most Innovative Bank for Trade Finance globally. Treasury Management International named ING as the 2025 Best Bank for Trade & Supply Chain Finance in Europe, and Global Capital recognised ING as the 2025 Most Impressive Investment Bank for Corporate ESG Capital Markets and Advice.

How we aim to become the best European wholesale bank

We have identified several 'must-win' priorities for us to become the best European wholesale bank and to drive impact for our clients. In Transaction Services, we are expanding our product foundations to offer more efficient cash management, trade finance, and payment solutions, while diversifying our product mix to support clients' global operations. In Financial Markets, we are harmonising our product suite and increasing access to green and conventional instruments, enabling clients to manage risk and fund sustainable growth. And within Capital Markets & Advisory (CMA), we are broadening our capabilities to deliver tailored financing and advisory solutions, with more teams positioned close to clients for faster, more relevant support.

In 2025 we took another step in strengthening our client offer with the launch of a private markets unit. This will help clients access alternative capital and diversify funding sources.

Alongside our focus on our three core differentiators, this year we also worked towards achieving a fourth: digital. As such, we have advanced our digitalisation efforts to enhance client experience. We expanded self-service journeys on our InsideBusiness platform, streamlined processes, and introduced new tools to make interactions simpler and faster. At the same time, we equipped our front-office teams with integrated CRM and GenAI capabilities, combining data, insights, and automation to deliver proactive advice and deepen engagement.

We progressed our capital velocity strategy in 2025, and completed two significant risk transfer (SRT) transactions, enabling us to deploy capital more efficiently and expand our lending capacity. As a result, we are better positioned to serve a wider range of clients and pursue new business opportunities, while continuing to manage risks prudently.

Our NPS performance

One of the ways we measure our ability to deliver superior customer value is through the net promoter score (NPS). The NPS indicates whether customers would recommend ING to others. We compare our NPS to selected peers in each market. For details on how the NPS is calculated, see 'Appendix to the Executive Board report'.

Our ambition is to achieve a number one NPS ranking in all our Retail markets. In 2025, ING ranked number one in five of our retail markets: Australia, Poland, Germany, Romania and Spain.

We ran an NPS programme in 32 Wholesale Banking (WB) markets throughout 2025, to ensure a broad coverage of our client base, and achieved a 74 percent response rate. ING's WB NPS score rose to 77 (on a scale of -100 to +100), compared to a score of 74 in 2024. The insights from the survey showed how our sector expertise, global reach and local experts are highly appreciated by clients and important reasons for why they chose ING. We also asked clients how satisfied they were with our product areas, people, processes and digital offering, with the highest scores going to our product offering, relationship management and client support. Off the back of these results, we will continue to prioritise building strong relationships with excellent execution, simplifying and automating our KYC processes and optimising our digital offering.



Sustainability at the heart

We strive to put sustainability at the heart of what we do: it is a core pillar of our 'Growing the difference' business strategy and central to our long-term business resilience and commercial success.

At ING, our sustainability strategy spans climate, nature and social agendas, recognising their interdependencies and how they affect each other, both positively and negatively. These issues are complex and dynamic, so our response must evolve as scientific understanding advances. Therefore, our climate action focuses on both mitigation and adaptation. We are also exploring how we can play a role in halting and reversing nature degradation and regenerating natural systems, while respecting human rights and working to advance financial health and inclusion.

We embed climate and nature topics into our business processes, including risk assessment and client interactions, as these can influence traditional banking risks. It is our ambition to play an important role in this transition because it matters to our clients, to society and us as a bank.

To ensure the resilience and commercial success of our business means managing risks that arise from global warming and nature degradation. As a trusted partner, we help clients navigate these complex risks and with the global transition underway, financing the new technologies, infrastructure and business models for the transition of the economy represents a growing opportunity for us and our clients.

Responding to the challenges of climate change has been central to our sustainability approach for the past decade, from helping our clients with

their climate transition plans to contributing to governmental climate goals. These efforts extend to the present day: in 2025 ING became the first global systemically important bank to receive 1.5°C-aligned science-based targets validation from the Science Based Targets initiative (SBTi) in relation to Terra.

A dynamic landscape

Our approach is also informed by, and reviewed against, a number of external factors and trends that may influence the resilience of banks and their customers. Many of these are constantly evolving and contribute to heightened, and increasingly diverging, expectations from stakeholders and society. In particular, geopolitical dynamics in 2025 have led to a conflict of policies and laws between different national and regional legal frameworks, affecting investment flows, regulations and corporate disclosures. Companies and financial institutions face an increasing risk of climate-related lawsuits, not only from activist NGOs but also due to enforcement actions and legal challenges under laws like national competition regulations. Society is transitioning to a low-carbon economy. So are our clients, and so is ING. We finance a lot of sustainable activities, but we still finance more that's not.

Climate action

We are a large globally operating bank, so we have the opportunity to play an important role in financing the change that is needed in the transition to a more sustainable future. There are multiple ways in which we bring together expertise and capital to act as a catalyst for our clients' efforts in the transition and for the development of wider systemic solutions. From allocating capital towards decarbonisation to financing innovation, we can help steer financial flows in support of our clients' transition. We play an important role in managing and mitigating risk, and also invest in adaptation and long-term resilience. We support an energy transition that

strengthens energy security, ensures stability of supply, and safeguards affordability.

We base our climate actions on what we believe needs to happen in the global transition – focusing on three action areas where we can have the greatest impact. First, we are helping clients to transition to low-carbon business models; second, we are building up the financing of new technologies and sustainable systems; and third, we aim to find new ways to enable people to play their part in the transition.

Drive down emissions: supporting clients in their transition

As a bank, we recognise the most significant contribution we can make to help drive down global emissions is to engage with our clients, especially those in the most carbon-intensive sectors, and help them transition to sustainable business models. Increasingly, our large clients are setting their own goals to drive down emissions and we are stepping up how we support them in their transition, driving impact together.

Terra is our decarbonisation approach and the foundation of our sector transition plans. In addition, it informs our broader process for managing climate-related risks within the most carbon-intensive parts of our lending book. We have implemented a data-driven assessment that has led to a step-up in how we advise and support Wholesale Banking clients with their sustainable business transformations. This approach strengthens our ability to support clients in navigating their transition strategies and helps us in identifying emerging financing opportunities. We have established a foundation for targeted, fact-based discussions on transition planning, helping us understand their evolving financing and advisory needs as well as potential transition risk. For more information on our Terra approach and the associated sector transition plans, see our 'Sustainability statement'.

While our main impact lies in financing and supporting our clients, we also aim to lead by example by working towards net zero in our own operations. We monitor and manage our progress towards this ambition through measures such as setting a CO_2 cap for business travel, transitioning to a fully electric car fleet and sourcing 100 percent renewable electricity for buildings under our management control. In 2025, our total operations footprint (scopes 1, 2 and scope 3 business travel) was 44kt of CO_2 emissions, representing a reduction of 5kt (2024: 49kt[1]). Our ambition is to achieve a 23 percent reduction in CO_2 emissions by 2030, compared to the 2023 baseline of 54 kt[1].

Building up a sustainable future: financing technologies and solutions for a low-carbon world
Society needs to transition to a future where the systems we rely on are sustainable. Supporting our clients to drive down emissions and improving efficiency of fossil fuel-based energy technologies is only one part of the solution. At the same time, the world must build up solutions, technologies and infrastructure needed for a resilient low-carbon world. Trillions of euros per year are needed to make this transition a reality.

ING seeks to play an important role in financing these technologies and solutions, including building up the affordable supply of green and renewable energy alternatives such as offshore and onshore wind and solar power generation, which are necessary and powerful drivers in reducing society's dependence on existing, fossil fuel-based power. In 2025 we committed €9.6 billion in renewable power generation financing, up from €7.0 billion in 2024.

In the past year, we launched our Transition Accelerator to identify and incubate promising solutions and innovative green technologies, and mobilise the capital needed to help them to scale. Finding innovative ways to finance these pioneering technologies and enterprises puts us in a position to help shape these new markets as they emerge and scale.

Including everyone in the transition: finding new ways to enable people to stay a step ahead on climate
Our purpose is empowering our customers to stay a step ahead – and that includes staying ahead on climate. This means we're committed to finding new ways to include people and enable them to make an impact, starting with our existing and prospective retail customers. Through our large mortgage portfolio, we finance people's homes, and that gives us the opportunity to help them contribute to the transition by making their homes more energy and cost efficient, and future-fit. Making their homes more sustainable matters to customers because it improves the long-term resilience of what, for many, is their most valuable asset. And if it is in the interests of homeowners, it is also in the interests of the bank. In helping to make customers' homes future-fit, we are also future-proofing our mortgage portfolio.

We incentivise sustainable home ownership in our core markets through the mortgages we offer, with beneficial terms like attractive interest rates linked to energy-label improvements across all energy labels, long-tenure fixed interest periods, and mortgage features like top-ups and discounts available to those who purchase energy-efficient homes or improve the energy label of their property by renovating. And to tackle the challenge of how to retrofit existing housing stock, we're increasingly enabling customers to upgrade their homes with dedicated renovation financing options, incentives and related services that aim to lower any hurdles to the renovation process.

Collaborating for impact

We engage with regulators and policymakers on policies and market conditions which enable our clients in their transition, and clarify and support the role of banks. That is how we can support the transition to a sustainable, strong and resilient economy.



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[1] Amount has been restated following a change in methodology. See 'Appendix to the Executive Board report' for more information.

How we are growing the difference

We focus and continue to work on our four key enablers that will help us grow the difference: providing seamless digital services, using scalable technology and operations, staying safe and secure, and unlocking our people's full potential.

Providing seamless digital services

Through our 'Growing the difference' strategy, we continue to build on our success of making banking easy. One of the ways we aim to do this is by making banking as frictionless and relevant as possible. We can serve our customers better through our 'always-on' channels, data-enabled personalised experiences, and end-to-end digital processes, with human intervention where needed or desired. For Private Individuals, our ING Banking App enables customers to open accounts in minutes, manage investments, and receive real-time spending insights. In Business Banking, our Mijn ING Zakelijk platform helps SMEs manage payments and link accounting packages seamlessly, while larger corporates benefit from the InsideBusiness portal, providing self-service access to trade finance and cash management globally. For Private Banking & Wealth Management, clients enjoy secure digital portfolio management and personalised advisory services through our app, which offers tailored dashboards and seamless access to expert support.

We use data analytics and machine learning to personalise digital services, delivering relevant, data-driven insights that help customers make informed financial decisions. As data becomes increasingly central to delivering personal and relevant services, privacy and data security are more important than ever.

Scalable technology and operations

ING uses scalable technology and operations that enable us to reach the market faster, achieve volume more quickly, maintain consistent and higher quality, and enhance productivity. This also helps us attract and retain talent by offering employees the opportunity to not only work with technology but also collaborate across countries and make an impact globally. Scalable technology enables ING to create specific, local propositions that serve our customers, while leveraging ING's scale in engineering, security, and data expertise.

Scalable technology

ING's technology vision is anchored in the 'Scalable Tech Platform', a unified, integrated foundation. The platform hosts the IT modular components we (re)use across countries and business lines to build and operate customer propositions. It allows ING countries and business lines to introduce propositions quickly, easily, and safely.

To fully unlock the potential of this platform and advance our ambition of 'Banking with Impact', the ING Tech strategy sets out three goals under the leadership of the chief technology officer: increase productivity, excel in customer experience, and be a top employer for engineering talent.

In 2025, we translated these longer-term goals into clear priorities for the years ahead:
- **Operational excellence:** Enhancing reliability, reinforcing cybersecurity, and investing in our workforce to ensure resilient and secure operations.
- **Digital product governance:** Advancing our digital product capabilities, which contributes further to control, transparency, and strategic alignment.

- **Engineering:** Driving an engineering way of working and innovation, including AI-enabled coding.
- **Transformation:** Continuing the development and expansion of our scalable technology platform.
- **Data and AI development:** Accelerating the responsible and effective use of data and artificial intelligence to unlock new opportunities and efficiencies.

Our scalable technology consists of three core components: ING's private cloud infrastructure (IPC), our engineering pipeline (OnePipeline), and our banking technology platform.

IPC is where we store and manage applications and data such as channel applications, core banking systems, and other banking applications. We measure IPC adoption by the percentage of physical cores – also known as processing cores or CPU cores – in IPC compared to the total number of physical cores in ING data centres globally. By the end of 2025, 68 percent (2024: 67 percent) of all physical cores in ING were on IPC. This is in line with our objective to evolve towards a structural hybrid cloud set up, which allows us to optimise our infrastructure landscape by using both private and public cloud to run our applications.

OnePipeline, our continuous integration and delivery pipeline, provides engineers with a consistent and secure global capability to develop, test, and deploy software. At the end of 2025, 90 percent of applications were onboarded to this pipeline (2024: 85 percent) out of the total number of applications registered in our IT management platform across all ING entities.

Touchpoint is part of our banking technology platform. It provides reusable shared services that help engineers build products – like Instant Payments and Open Banking – more quickly and easily. At the end of 2025, approximately 81 percent of customer logins used Touchpoint (2024: approximately 75 percent).

Digital access

In a digital society, customers expect to have round-the-clock access to digital channels, including their banking services. To live up to their expectations, we strive to provide uninterrupted access to our banking services, while allowing for scheduled maintenance and downtime. For 2025, our Retail scope includes Belgium, Germany, and the Netherlands. The combined digital channel availability for these three countries was 99.89 percent (2024: 99.86 percent).

For Wholesale Banking clients worldwide, the availability for our Inside Business Payments channel was 99.97 percent (2024: 99.82 percent) and for our Inside Business Connect channel (file transfer), 99.99 percent (2024: 100 percent).

For more details on the scope and methodology, see the 'Appendix to the Executive Board report'.

Scalable operations

Our scalable operations are driven by digitalisation and capability hubs, focusing on becoming fully straight-through processing (STP), removing friction towards a seamless experience for our customers in a safe and secure way. In all we do, our customers are our point of departure. Our processes, both digital and non-digital, are designed and executed to embed excellent customer experience. We apply the same mindset to all our employee journeys.

Digitalising key customer journeys allows us to enable superior customer value at a reduced cost-to-serve, while measuring impact through NPS and cost efficiency. In 2025, our digi index score was 81.8 percent (2024: 77.2 percent). The digi index score reflects the average of STP rates of key customer journeys that are handled without manual intervention.

Capability hubs provide shared services and solutions across ING worldwide, leveraging expertise and using scale, and sharing productive, quality services across the ING network. The hubs are located in the Netherlands, Poland, Romania, Slovakia, the Philippines and Türkiye. In November 2025, ING opened a new hub in Madrid, Spain.

Through expanded and improved digital services we have reduced friction and increased self service options, including GenAI chatbots. In 2025, we reduced inbound contacts to contact centres by 43 percent (2024: 26 percent).

Data analytics

In 2025, ING Analytics continued to drive our strategy forward by embedding AI and GenAI into our products, process, and interaction in Retail, Wholesale, and the associated operations. Building on the targeted approach in five priority domains – contact centres, Know Your Customer (KYC), hyper-personalisation, Wholesale Banking Lending, and software engineering – we scaled solutions and explored new opportunities.

Key milestones include the first large language model (LLM) voicebot experiment and the introduction of machine learning-based client due diligence assessments in Retail Banking. In Wholesale Banking, we prioritised front-office productivity by embedding AI tools, including enhancing liquidity management through machine learning and providing near real-time visibility into client data to support faster, more informed decision-making.

We continued to advance our platform capabilities in line with ING's broader transformation objectives. The introduction of a unified data, analytics, AI and agentic environment marked an important milestone in strengthening our data infrastructure. The platform delivers analytics initiatives with greater consistency and efficiency, while simplifying risk assessments and strengthening data governance.

As AI adoption accelerated across 2025, moving from pilots to day-to-day use in areas such as analytics, software development and customer service, we strengthened our governance to ensure we scale AI responsibly by establishing a dedicated central AI Risk Committee to oversee emerging risks in new domains such as voicebots and agentic AI capabilities.

We continue to empower our workforce by shifting from AI education to hands-on enablement across three key groups: employees, specialists, and leaders. This year's data fluency training reached more than 8,700 individual participants across 18 functions in 14 countries. These initiatives aim to ensure ING talent remains at the forefront of responsible and innovative AI adoption.

In Retail Banking, we have introduced GenAI-powered campaigns to improve customer engagement and support sales. These tools are currently live in Belgium, Germany, Spain, Romania, and Poland. In Spain, early results show positive campaign uplifts. We are also assessing the use of GenAI for educational and awareness content, including illustrated messaging.

In consumer lending, we use AI to assess applicants and process loan applications automatically. We enhanced the mortgage credit decision process in Australia by introducing machine learning-based scorecards. This improvement enables a more digitised application experience and ensures reliable assessments aligned with our risk appetite.

Our contact centres underwent a GenAI transformation, with chatbots now live in seven countries (the Netherlands, Belgium, Germany, Spain, Italy, Romania, and Australia).

We integrated analytics and AI into KYC processes across Retail and Wholesale Banking. Our Secondary Analytics Transaction Monitoring solution distinguishes between high- and low-risk activity, improving investigations and supporting compliance. The model is live in Belgium, the Netherlands, Romania, and Australia.

We introduced STP 2.0 and a new Risk Assessment Model for customer due diligence, shifting from manual checks to AI-driven risk management. These solutions are designed to streamline processes, support compliance, and enable dynamic risk scoring and smarter decisions globally.

In engineering, we have implemented GenAI to accelerate software development, improve code quality, and reduce communication overhead.

Staying safe and secure

At ING, trust is the foundation of everything we do. As a digital-first bank, we are entrusted with our customers' money and personal data. Safeguarding these assets is essential to maintaining the confidence of our stakeholders.

We operate within a robust risk management framework designed to identify, assess and manage material risks to our business. Our Risk Appetite Framework (RAF) supports the execution of our 'Growing the difference' strategy in a secure, compliant, and responsible manner, ensuring we meet all regulatory obligations.

As we expand our customer base, we remain vigilant in protecting our organisation, our clients and the broader financial system. Our anti-money laundering (AML) activities include customer screening, due diligence and transaction monitoring to detect and prevent suspicious activity. We also continue to strengthen our fraud prevention capabilities, using innovative technologies to reduce fraud-related harm to individuals and society.

Cybersecurity remains a top priority. We continuously monitor the threat landscape and invest in capabilities across all cyber domains – prediction, prevention, detection, response and recovery. In 2025, two Distributed Denial of Service (DDoS) incidents were reported to the supervisors: one impacted availability for individuals in Belgium, Italy, and the Netherlands, and another caused temporary interruptions in third-party service availability within the Polish mobile payment system. Our Chief Information Security Office (CISO) organisation maintains 24/7 vigilance, actively monitoring our environment, investigating emerging threats, and taking timely action to protect our customers and essential services.

As a global financial institution, we process personal data from customers, employees, suppliers, and partners. Protecting this data is critical. We continuously evaluate our compliance with evolving data ethics standards and regulatory requirements. We also foster a culture of integrity by encouraging employees to report unethical or unlawful behaviour through secure and anonymous channels.

For more information on ING's policies and processes to stay safe and secure, see. 'Risk management'

Unlocking our people's full potential

Unlocking our people's full potential is a key enabler of our strategy as we believe we have an abundance of talent and potential at ING. We attract, develop, retain, and reward the right fit-for-future talents and skills. We strive to deliver a superior employee experience to unlock our people's time and energy to grow the difference. We are dedicated to fostering a safe and inclusive environment for our 60,000+ employees, as we aim to create a friendly and collaborative workplace that mirrors the diverse world we operate in. This is reinforced by our Orange Culture and Orange Behaviours. We ask our people to act with honesty, prudence, and responsibility, and that they strive to 'take it on and make it happen', 'help others be successful', and are 'always a step ahead'.

In 2025, we continued to focus on unlocking our people's potential through three strategic pillars: 'talent & leadership', 'culture & organisation' and 'employee experience'.

Talent & leadership

To grow the difference and keep ING fit for the future, we need the right people with the right skills and a readiness to learn and develop. In 2025, we launched ING University, our new global learning platform. This brings learning into one place for all ING employees worldwide, making development more accessible, personal, and relevant – so everyone has the skills to thrive today and tomorrow. Alongside this, we have continued to empower employees to take ownership of their growth through tools like the Individual Development Plan (IDP), available globally to help map personal learning journeys. We also offer high-quality learning content tailored to different roles and ambitions. Employee feedback on learning content is positive, with colleagues actively exploring topics beyond mandatory training – showing appetite for self-driven learning.

Our focused attention on training complements our efforts to build strong, diverse talent pipelines. Through our annual strategic global talent reviews, conducted for approximately 5,000 senior employees, each domain

evaluated their contributions to growing the difference and identified the talent, leadership, and capability needs to advance our ING goals and help future-proof our talent pipelines. In 2025, we enhanced this review cycle by integrating near-term and forward-looking assessments of organisational and people requirements, including future workforce needs, skills, and capacity, as well as future leadership requirements.

One example of how we are building future-ready leaders is our Global Leadership Accelerator, run in partnership with the IMD Business School, where, following completion, participants are demonstrating increased readiness for senior roles. As we strengthen the talent of today, we can also look ahead with confidence: the International Talent Programme continues to welcome new trainees to ING to develop their banking skills, cultivate professional expertise and support their personal growth. This rigorous, global two-year programme is just one of our investments in strengthening our leadership pipeline.

Our commitment to a fair and transparent performance and rewards process supports our talent and leadership goals. We retained the same focus in 2025 of providing our employees with clarity and consistency. ING follows a Pay for Performance approach, supported by a five-point performance rating scale in our performance evaluation scheme, introduced in 2024. Remuneration decisions are clearly linked to performance outcomes.

ING began using a structured variable remuneration framework based on our job architecture in 2025. This means all employees eligible for variable remuneration have a variable remuneration target. This provides managers with a decision framework for determining variable remuneration rewards equitably, while having enough flexibility to differentiate outcomes for individual performance. Employees see increased transparency and can better understand how their personal performance influences their variable remuneration.

Culture & organisation

At ING we aim to unlock our people's full potential through our inclusive culture where everyone has the opportunity to develop and have impact for our customers and society.

Strong mental, social and physical wellbeing is essential for an inclusive environment and a healthy, high-performing and engaged workforce. We promote flexibility through hybrid working and have introduced healthy 'Working Habits', for which we provide training and resources. We have also included a Wellbeing Index in our Organisational Health Index (OHI) survey to track how our people are doing, identify improvement areas, and monitor the link between wellbeing and performance. By prioritising wellbeing and leveraging these insights, we aim to build a resilient workforce and drive a sustainable high-performance culture.

Equally important is the role feedback plays in sustaining our Orange Culture. We maintain a continuous listening framework, which gives our people formal channels to provide feedback on our strategy, working conditions, behaviours, and experiences. Our Organisational Health Index is the most comprehensive of these listening tools. In 2025, we held two OHI surveys and received feedback from 80 percent of our workforce. We saw sustained strong organisational engagement among our employees showing that it is desirable to continue with our Orange Culture. The feedback showed that our people continue to value and appreciate their colleagues, the ability to work hybrid, and the opportunities that support their wellbeing.

Employee experience

Employee experience remains a top priority at ING. We believe that delivering a great employee experience is essential to providing excellent customer experience and to attract and retain talent. In 2025, ING continued the collective efforts of the Employee Experience Design Board, which brings together representatives from Human Resources, Facilities Services, Operations, Information Technology, and Global Communications to enhance the employee experience globally.

Throughout the year, this group focused on operational excellence and service quality, enabling productivity from anywhere, and using data to prioritise work that matters most. Initiatives included improving the office environment, streamlining facility management ticketing, creating a unified portal for employee support, and empowering employees to be more self-sufficient by simplifying access to information. ING will continue to focus on the moments that matter to deliver a superior employee experience.

For more information on our own workforce, see our 'Sustainability statement'.



Our financial performance

Our financial performance   27
Retail Banking   30
Wholesale Banking   33

Our financial performance

In 2025, we have delivered strong commercial growth, achieving a total income of €23.0 billion. This performance was supported by growth in our customer base and a 15 percent increase in fee income to €4.6 billion. Commercial net interest income remained resilient at €15.3 billion. We also realised strong volume growth, including €56.9 billion in net core lending growth, more than double the amount recorded in the previous year. Our net result remained broadly stable at €6.3 billion.

Highlights 2025

- Total income rose 2 percent, with strong volume growth in both lending and deposits more than offsetting margin pressures.
- Fee income increased 15 percent to €4.6 billion, and now accounts for 20 percent of total income.
- The cost/income ratio came out at 54.6 percent, reflecting our ongoing commitment to invest in business growth.
- The CET1 ratio finished at 13.1 percent, in line with our updated target of ~13 percent to accommodate higher (anticipated) capital requirements.
- Return on equity was 13.2 percent, reflecting a strong performance and benefiting from the positive impact of capital distributions.

Our 2025 performance laid the foundation for an upgraded financial outlook for 2027. Based on current assumptions and scenarios, we expect total income to exceed €25 billion in 2027, including more than €5 billion in fee income. And we anticipate operating expenses (excluding incidental cost items) of around €13 billion and an effective tax rate of 29-31 percent. We maintain our CET1 capital ratio guidance at ~13 percent. In addition, to align with industry practice, we will transition from a return on equity (ROE) metric to return on tangible equity (ROTE, further explained in 'alternative performance measures'). The definitional change results in an uplift of approximately 40 basis points for 2025 and ROTE is expected to exceed 15 percent in 2027.

Results 2025

Mobile primary customers	Net core lending growth	Net core deposits growth
+1.0 mln	**€56.9 bln**	**€38.1 bln**
Annual growth target +1 mln	+8.3% vs customer lending at year-end 2024	+5.5% vs customer deposits at year-end 2024

Total income	Fee income	Operating expenses
€23.0 bln	**€4.6 bln**	**€12.6 bln**
+2% versus 2024	+15% versus 2024	+4% versus 2024
2027 outlook: >€25 bln	2027 outlook: >€5 bln	2027 outlook: ~€13 bln[1]

Net result	CET1 ratio	Return on equity[2]
€6.3 bln	**13.1%**	**13.2%**
-1% versus 2024	-50bps versus 2024	+20bps versus 2024
	Target: ~13%	2027 outlook: >15%

---

[1] Excluding incidental items.
[2] Per 2026 ROE will be replaced by ROTE.

Consolidated results			
	2025	**2024**	**Change**
Profit or loss (in EUR million)			
Commercial net interest income[1]	15,316	15,459	-0.9 %
Other net interest income	-636	-436	
Net interest income	**14,681**	**15,023**	**-2.3 %**
Net fee and commission income	4,602	4,008	14.8 %
Total investment and other income	3,752	3,584	4.7 %
Total income	**23,035**	**22,615**	**1.9 %**
Expenses excl. regulatory costs	11,717	11,239	4.3 %
Regulatory costs	866	882	-1.8 %
Operating expenses	**12,583**	**12,121**	**3.8 %**
Gross result	**10,451**	**10,494**	**-0.4 %**
Addition to loan loss provisions	1,304	1,194	9.2 %
Result before tax	**9,148**	**9,300**	**-1.6 %**
Taxation	2,545	2,650	-4.0 %
Non-controlling interests	275	258	6.6 %
Net result[2]	**6,327**	**6,392**	**-1.0 %**
Key financial metrics			
Net core lending growth (in € billion)[2]	56.9	27.7	
Net core deposits growth (in € billion)[3]	38.1	47.4	
Cost/income ratio	54.6 %	53.6 %	
Risk costs in bps of average customer lending	19	18	
Return on equity based on IFRS-EU equity[4]	13.2 %	13.0 %	
Risk-weighted assets	340,739	333,708	2.1 %

[1] Commercial net interest income (NII) is the sum of lending NII and liability NII (excluding significant volatile items). For a reconciliation with 'Net interest income' see appendix 'Alternative performance measures'.
[2] Net result in the table above reflects the net result attributable to shareholders of the parent.
[3] For a reconciliation of net core lending growth to customer lending growth, and of net core deposits growth to customer deposits growth, see the appendix 'Alternative performance measures'.
[4] Net result divided by average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital.

Client balances

We successfully executed our strategy to accelerate growth. Net core lending growth more than doubled to €56.9 billion in 2025, representing an 8.3 percent increase in customer lending since the start of the year. Retail Banking contributed €38.6 billion to this growth, mainly driven by a €28.5 billion increase in our residential mortgage portfolio. Further expansion was achieved across consumer and business lending, which together increased by €10.1 billion. Wholesale Banking achieved a net core lending growth of €18.3 billion, driven by increased volumes in Working Capital Solutions and short-term trade-related financing, alongside a recovery in long-term loan demand in the second half of the year.

Net core deposits growth was also strong at €38.1 billion. This reflects the effectiveness of promotional savings campaigns in several retail markets, as well as successful deposit gathering within Wholesale Banking Transaction Services and Financial Markets.

Total income

In 2025, we again achieved higher revenues. Total income rose 1.9 percent to €23,035 million, supported by sustained growth in our customer base. We further expanded our loan portfolio and customer deposits, and recorded a strong 15 percent increase in fee income.

Commercial net interest income remained resilient at €15,316 million. Net interest income from lending rose by €134 million, as volume growth more than offset a reduction in the average lending margin. This margin decline was partly attributable to the ongoing expansion of our residential mortgage portfolio, which delivers higher returns on equity but carries lower average margins than other lending products. Liability net interest income decreased by €277 million, as strong deposit growth could not fully offset the impact of lower average margins on retail deposits and for Payments & Cash Management in Wholesale Banking. The overall liability margin stabilised during 2025 after the decline seen in 2024.

Other net interest income primarily comprises interest income from Financial Markets and Treasury. The year-on-year decline mainly reflects a structural shift in 2025, as commercial margins from our cash pooling and netting services are now reported under commercial net interest income.

Net fee and commission income totalled €4,602 million, an increase of 15 percent, in line with our ambition to further diversify our income mix. In Retail Banking, fee income from investment products rose significantly, driven by growth in the number of investment accounts and higher customer trading activity. Daily banking fees also increased, supported by strong growth in primary customers and updated pricing for payment packages, while Retail Banking also achieved solid growth in lending-related and insurance fees. Fee income in Wholesale Banking rose 8.8 percent, primarily reflecting higher deal flow in its Lending business and an increase in daily banking fees.

Total investment and other income rose 4.7 percent to €3,752 million. The majority of this amount relates to Financial Markets and Treasury. The 2025 figure included a positive revaluation of the derivative for the forward purchase of a stake in Van Lanschot Kempen, a €44 million gain from the sale of an associate in Belgium, and higher income from Corporate Investments. The previous year had included €77 million as our share in the one-off profit of an associate in Belgium and a €53 million receivable related to the prior insolvency of a financial institution in the Netherlands.

Operating expenses

Operating expenses increased 3.8 percent to €12,583 million, including €866 million in regulatory costs – a slight decrease compared with the previous year. Expenses in 2025 also included €297 million of incidental items, primarily related to restructuring, versus €178 million of incidental items in 2024.

Expenses excluding regulatory costs and incidental items rose 3.2 percent, reflecting inflationary pressure on salaries and other costs, as well as continued investments to support business growth. These impacts were partially mitigated by further increasing scalability and efficiency in our operations, including enhanced client interactions in our contact centres, and ongoing optimisation of our footprint across several retail countries.

Addition to loan loss provisions

Net additions to loan loss provisions amounted to €1,304 million compared with €1,194 million in 2024. Risk costs for 2025 were equivalent to 19 basis points of average customer lending, remaining below our through-the-cycle average of 20 basis points.

Net additions to Stage 3 provisions declined sharply to €1,186 million, down from €1,583 million in 2024. This reflects a limited inflow of new Stage 3 files, as well as several repayments and recoveries on existing files during 2025.

Total Stage 1 and 2 risk costs were €118 million (including €8 million of modification losses). In 2024, these had amounted to €-389 million, primarily due to a partial release of management overlays.

Net result

The net result (attributable to shareholders of the parent) for 2025 amounted to €6,327 million, slightly below the net profit of €6,392 million achieved in 2024. The effective tax rate for 2025 was 27.8 percent compared with 28.5 percent in the previous year.

Our sustained strong performance, combined with additional distributions to shareholders as we continue to align capital with our target level, resulted in a return on equity of 13.2 percent, up from 13.0 percent in 2024. ING's return on equity is calculated using average IFRS-EU shareholders' equity, excluding 'reserved profit not included in CET1 capital', which amounted to €2,125 million at the end of 2025. This figure reflects 50 percent of the net profit in 2025, which has been reserved for distribution in accordance with our policy, less the interim dividend over 2025 that was paid in August 2025. This will bring the total cash dividend over 2025 to €3.2 billion. This is in addition to €0.5 billion of additional cash distribution and €3.1 billion of share buybacks announced in 2025.

Risk-weighted assets

Risk-weighted assets increased by €7.0 billion over the year. Credit risk-weighted assets (CRWA) decreased by €1.4 billion, as the impact of business growth was more than offset by changes in the composition of the loan book, currency movements, and the RWA relief from significant risk-transfer (SRT) transactions executed in November 2025. Operational risk-weighted assets (ORWA) increased by €6.8 billion, reflecting the transition from the AMA model to the SMA model and the subsequent update of the SMA model in the final quarter of the year. Market risk-weighted assets (MRWA) increased by €1.7 billion.



Retail Banking

Retail Banking

in EUR million	Total Retail Banking			Retail Netherlands			Retail Belgium			Retail Germany			Retail Other		
	2025	2024	Change	2025	2024	Change	2025	2024	Change	2025	2024	Change	2025	2024	Change
Commercial net interest income	11,347	11,507	-1.4%	3,687	3,647	1.1%	1,692	1,816	-6.8%	2,270	2,400	-5.4%	3,698	3,643	1.5%
Other net interest income	-98	-58		-572	-621		93	142	-34.5%	187	247	-24.3%	195	174	12.1%
Net interest income	**11,250**	**11,449**	**-1.7%**	**3,115**	**3,027**	**2.9%**	**1,786**	**1,959**	**-8.8%**	**2,457**	**2,647**	**-7.2%**	**3,892**	**3,817**	**2.0%**
Net fee and commission income	3,168	2,694	17.6%	1,128	1,049	7.5%	692	603	14.8%	632	433	46.0%	717	609	17.7%
Total investment and other income	1,124	1,113	1.0%	726	835	-13.1%	197	189	4.2%	-98	-173		299	263	13.7%
Total income	**15,542**	**15,256**	**1.9%**	**4,968**	**4,910**	**1.2%**	**2,674**	**2,751**	**-2.8%**	**2,991**	**2,906**	**2.9%**	**4,908**	**4,688**	**4.7%**
Expenses excl. regulatory costs	7,588	7,361	3.1%	2,022	2,011	0.5%	1,617	1,605	0.7%	1,330	1,215	9.5%	2,618	2,532	3.4%
Regulatory costs	647	668	-3.1%	67	114	-41.2%	261	206	26.7%	32	88	-63.6%	287	261	10.0%
Operating expenses	**8,234**	**8,030**	**2.5%**	**2,089**	**2,124**	**-1.6%**	**1,878**	**1,811**	**3.7%**	**1,362**	**1,303**	**4.5%**	**2,905**	**2,792**	**4.0%**
Gross result	**7,307**	**7,226**	**1.1%**	**2,880**	**2,786**	**3.4%**	**797**	**941**	**-15.3%**	**1,628**	**1,604**	**1.5%**	**2,003**	**1,896**	**5.6%**
Addition to loan loss provisions	754	566	33.2%	107	-8		153	134	14.2%	171	149	14.8%	323	291	11.0%
Result before taxation	**6,554**	**6,660**	**-1.6%**	**2,773**	**2,793**	**-0.7%**	**644**	**807**	**-20.2%**	**1,457**	**1,455**	**0.1%**	**1,680**	**1,605**	**4.7%**
Taxation	1,781	1,819	-2.1%	733	723	1.4%	178	210	-15.2%	472	505	-6.5%	398	381	4.5%
Non-controlling interests	227	223	1.8%	0	0		0	0		2	1	100.0%	225	221	1.8%
Net result IFRS	**4,546**	**4,618**	**-1.6%**	**2,040**	**2,070**	**-1.4%**	**466**	**597**	**-21.9%**	**983**	**949**	**3.6%**	**1,058**	**1,002**	**5.6%**
Key figures															
Net core lending growth (in € billion)	38.6	25.9		16.2	9.6		2.0	3.7		6.9	4.4		13.4	8.2	
Net core deposits growth (in € billion)	30.1	31.6		11.5	5.0		-0.6	6.4		6.6	7.5		12.6	12.7	
Cost/income ratio	53.0%	52.6%		42.0%	43.3%		70.2%	65.8%		45.6%	44.8%		59.2%	59.6%	
Risk costs in bps of average customer lending	15	12		6	0		15	14		15	14		26	26	
Return on equity based on 13.0% CET1[1]	21.7%	23.4%		29.4%	30.9%		10.0%	13.2%		27.1%	29.0%		18.8%	19.8%	
Risk-weighted assets	174,398	165,171	5.6%	54,527	52,576	3.7%	36,166	36,221	-0.2%	28,730	26,595	8.0%	54,975	49,779	10.4%

[1]   After-tax return divided by average equity based on 13.0% of risk-weighted assets.

Retail Banking delivered a strong performance in 2025, supported by sustained customer growth, solid commercial momentum and disciplined cost management across all markets. Our mobile primary customer base grew by more than one million during the year, in line with our ambition, and reinforcing our position as a leading retail bank with over 15 million mobile primary customers. Growth in customer balances and fee income contributed to higher total income, while expenses rose only moderately. This led to a result before tax of €6,554 million and a return on equity of 21.7 percent.

Net core lending growth was €38.6 billion, with €28.5 billion coming from our residential mortgage portfolio, driven by strong production in the Netherlands, Germany and Australia. We also continued to expand our business and consumer lending portfolios across markets, supporting customers and small and mid-sized enterprises.

Net core deposits growth was €30.1 billion, complemented by significant customer flows into investment products as more people opened investment accounts and increased their trading activity. This strong deposit performance was supported by targeted promotional savings campaigns across several countries and sustained customer engagement across our channels.

Commercial net interest income declined slightly year-on-year as liability margins normalised, although this was largely offset by the substantial growth in lending and deposits.

Fee and commission income rose by 18 percent, reflecting broad-based growth across investment products, daily banking, insurance and lending. Higher customer activity and effective digital engagement drove increased openings of investment accounts and higher trading volumes. Investment and other income remained broadly stable.

Operating expenses totalled €8,234 million, including €647 million in regulatory costs (slightly below 2024 levels) and €123 million in incidental items (compared with €86 million in 2024). Excluding regulatory and incidental costs, underlying expense growth remained well controlled, reflecting continued investment in commercial growth, technology and customer experience.

Net additions to loan loss provisions amounted to €754 million, equivalent to 15 basis points of average customer lending. These additions were primarily related to business and consumer lending, while risk costs associated with mortgages remained low.

Overall, Retail Banking delivered strong balance sheet growth, deeper customer engagement, and improved diversification in fee income, positioning us well for continued performance in the years ahead.

Retail Netherlands

Retail Netherlands posted a result before tax of €2,773 million compared with €2,793 million in 2024, a year in which risk costs benefited from a modest net release. Income increased slightly year-on-year, while operating expenses showed a small decline.

Results in 2025 were supported by a further increase in both our customer base and customer balances. Net core lending growth was €16.2 billion, fuelled by sustained strong mortgage production (€11.1 billion) and further expansion across both business and consumer lending portfolios. The net core deposits growth was €11.5 billion, primarily driven by a solid net inflow from private individuals.

Commercial net interest income was marginally higher, with the expansion of lending portfolios and increased savings volumes more than offsetting margin compression. Other net interest income amounted to €-572 million (versus €-621 million the year before), mainly reflecting funding costs for Treasury, for which corresponding revenues are recognised within 'other income'.

Net fee and commission income rose 7.5 percent, with growth across all product categories – most notably in investment products, supported by an increase in assets under management. Investment and other income totalled €726 million (compared with €835 million in 2024) and included lower Treasury-related income.

Operating expenses decreased slightly to €2,089 million. Regulatory costs declined by €47 million, as no contribution to the Dutch deposit guarantee fund was required in 2025, and we benefited from an adjustment to our

DGS contribution related to previous years. Expenses excluding regulatory costs remained broadly stable year-on-year, as salary increases under the collective labour agreement and higher restructuring costs were almost fully offset by operational efficiencies and savings on external staffing.

Net additions to loan loss provisions were modest at €107 million, the equivalent of six basis points of average customer lending. In the previous year, there had been a net release of €8 million, mainly related to mortgages.

Retail Belgium

The result before tax for Retail Belgium (which includes our retail activities in Luxembourg) declined to €644 million (from €807 million in the prior year), mainly due to a lower margin on liabilities and higher regulatory costs. However, fee income increased significantly, and expenses excluding regulatory costs remained well-contained.

Customer balances rose year-on-year. Net core lending growth was €2.0 billion, with growth in both mortgages and other lending. Net core deposits declined by €0.6 billion, following the conclusion of a successful promotional campaign originated in the third quarter of 2024. The campaign was highly effective, enabling the retention of the vast majority of term deposits and facilitating their conversion into investment products, thereby enhancing long-term customer value.

Commercial net interest income declined 6.8 percent to €1,692 million, primarily due to reduced liability margins. Other net interest income fell by €49 million year-on-year due to Treasury, although this was fully offset by higher investment and other income within Treasury. Investment and other income included a €44 million gain from the sale of an associate in 2025, while 2024 had included €77 million relating to our share in the one-off profit of another associate.

Net fee and commission income was strong, rising 15 percent to €692 million. This growth was primarily driven by higher fees from investment products, reflecting the success of campaigns to attract new customers for investment solutions, as well as from daily banking services.

Operating expenses amounted to €1,878 million, including €261 million in regulatory costs (up from €206 million in 2024 due to a higher DGS contribution) and €79 million in incidental restructuring costs (compared with €59 million for this in 2024). These restructuring costs are part of broader multi-year transformation programmes across Belgium and Luxembourg, aimed at simplifying operations, increasing commercial focus and improving long-term profitability, though they temporarily impact reported returns. Expenses excluding regulatory costs and incidental items declined 0.5 percent, as the impact of automatic salary indexation was offset by lower accommodation and IT expenses.

The net addition to the provision for loan losses amounted to €153 million, or 15 basis points of average customer lending, up from €134 million in 2024. Risk costs were mainly related to business lending.

Retail Germany

Retail Germany recorded a result before tax of €1,457 million, stable year-on-year despite higher risk costs.

The business continued to demonstrate strong commercial momentum, including a double-digit increase in the number of mobile primary customers. Net core lending growth was €6.9 billion, with mortgages remaining the principal driver of growth. Net core deposits increased by €6.6 billion, reflecting the success of a promotional savings campaign, with a portion of these funds subsequently channelled into investment products during the second half of the year.

Commercial net interest income declined, as the positive impact of volume growth was outweighed by narrower margins on liabilities and mortgages. In the second half of 2025, the average liability margin improved, following the conclusion of bonus rates for fresh money from the promotional savings campaign that ran in the first quarter of the year.

Other net interest income for 2025 included a €-18 million impact from incentive pay-outs linked to a customer acquisition campaign, compared with €-51 million for a similar campaign in 2024. Treasury-related interest income declined, although this was largely offset by an increase in investment and other income.

Net fee and commission income surged 46 percent to €632 million. This was primarily driven by a growing customer base, a higher number of investment product accounts, increased trading activity, and a rise in fees from daily banking services.

Operating expenses in 2025 totalled €1,362 million. This comprised €32 million in regulatory costs, down from €88 million a year earlier, reflecting a lower contribution to the deposit guarantee scheme. Expenses excluding regulatory costs in both years, as well as €14 million of incidental restructuring costs recorded in 2025, rose 8.3 percent. This was predominantly due to higher internal staff expenses (related to annual salary increases) and investments in business growth and scalability.

Net additions to loan loss provisions amounted to €171 million (15 basis points of average customer lending) and were primarily related to consumer lending and portfolio sales.

Retail Other

Retail Other comprises the retail markets in Spain, Italy, Australia, Poland, Romania and Türkiye. The result before tax for Retail Other was €1,680 million compared with €1,605 million in 2024, with income growth more than offsetting a modest increase in expenses and higher risk costs.

Net core lending growth reached €13.4 billion. This was led by an €11.1 billion expansion in the mortgage portfolio – most notably in Australia, Italy, Spain, and Poland – alongside continued growth in business and consumer lending. Net core deposits growth amounted to €12.6 billion, reflecting substantial net inflows, particularly in Spain, Italy, and Poland.

Commercial net interest income rose 1.5 percent to €3,698 million, as the favourable impact of higher lending and deposit volumes more than compensated for lower liability margins and negative currency impacts. Other net interest income increased because the prior year had included a €-39 million impact from the Polish mortgage moratorium.

Net fee and commission income increased significantly to €717 million, representing an 18 percent year-on-year rise. Fee income from investment products grew substantially, driven by net inflows and a higher number

of trades. This was complemented by markedly higher fee income from daily banking services and insurance, reflecting both customer growth and successful cross-selling initiatives. Investment and other income also rose year-on-year, thanks to an increase in Treasury-related income.

Operating expenses in 2025 amounted to €2,905 million. This included €287 million of regulatory costs, a 10 percent increase, primarily due to a higher contribution to the deposit guarantee scheme and increased bank taxes in Poland. The previous year's expenses had included €17 million in incidental restructuring costs (versus €6 million in 2025) and a €35 million legal provision. Excluding regulatory costs and these one-off items, expenses rose 5.3 percent, mainly as a result of inflationary pressures and ongoing investments in future business growth.

The net addition to loan loss provisions was €323 million, or 26 basis points of average customer lending, with additions mainly in Poland.

Wholesale Banking

Wholesale Banking			
in EUR million	2025	2024	Change
Commercial net interest income	3,969	3,952	0.4%
Other net interest income	-972	-693	
Net interest income	**2,997**	**3,259**	**-8.0%**
Net fee and commission income	1,433	1,317	8.8%
Total investment and other income	2,579	2,405	7.2%
Total income	**7,009**	**6,981**	**0.4%**
of which:			
Lending	3,287	3,278	0.3%
Daily Banking & Trade Finance	1,887	1,954	-3.4%
Financial Markets	1,512	1,417	6.7%
Treasury & Other	323	332	-2.7%
Total income	**7,009**	**6,981**	**0.4%**
Expenses excl. regulatory costs	3,618	3,346	8.1%
Regulatory costs	219	212	3.3%
Operating expenses	**3,837**	**3,558**	**7.8%**
Gross result	**3,173**	**3,423**	**-7.3%**
Addition to loan loss provisions	549	627	-12.4%
Result before taxation	**2,624**	**2,796**	**-6.2%**
Taxation	673	693	-2.9%
Non-controlling interests	48	35	37.1%
Net result IFRS	**1,902**	**2,068**	**-8.0%**
Key figures			
Net core lending growth (in € billion)	18.3	1.8	
Net core deposits growth (in € billion)	8.0	15.8	
Cost/income ratio	54.7%	51.0%	
Risk costs in bps of average customer lending	28	33	
Return on equity based on 13.0% CET1[1]	10.0%	10.6%	
Risk-weighted assets	148,560	152,151	-2.4%

[1] After-tax return divided by average equity based on 13.0% of risk-weighted assets.

Wholesale Banking delivered a robust performance in 2025, with a result before tax of €2,624 million, compared with €2,796 million in the previous year. Total income grew slightly amid ongoing geopolitical uncertainties, and was supported by a 9 percent rise in fee income, reflecting our strategic focus on diversifying income streams. This growth helped to mitigate the impact of margin compression in Payments & Cash Management and €-200 million in negative currency impacts. Earnings were also impacted by elevated investment costs aimed at supporting future growth and €90 million in restructuring provisions. Disciplined capital management – highlighted by the successful execution of two significant risk-transfer transactions – supported the €3.6 billion (or 2.4 percent) reduction in risk-weighted assets and a return on equity of 10.0 percent in 2025.

Net core lending growth was significant at €18.3 billion. This was driven by higher volumes in Working Capital Solutions and short-term trade-related financing, alongside a recovery in long-term loan demand in the second half of the year.

Net core deposits growth was €8.0 billion, reflecting net inflows in Payments & Cash Management and Financial Markets.

Total income from Lending increased slightly, supported by higher volumes and an increase in fee income. This was partly offset by negative currency movements. The rise in deal flow and fee income highlights the strength of our client relationships and advisory capabilities. Through disciplined capital management, we reduced risk-weighted assets within Lending by 5.3 percent, with capital-velocity measures offsetting lending growth and currency movements also contributing.

Income from Daily Banking & Trade Finance declined 3.4 percent year-on-year. Higher revenues from increased client demand in Working Capital Solutions and Trade Finance Services, as well as a strong performance in our cash pooling business, were more than offset by margin compression in Payments & Cash Management.

Financial Markets income increased 6.7 percent to €1,512 million. This reflects strong results in Interest Rate Derivatives, FX, Equity Derivatives, and Capital Markets issuance, all benefiting from healthy client flows and favourable market conditions.

Income from Treasury & Other declined by €9 million year-on-year, as higher income from Corporate Investments almost fully offset a €70 million one-off income recorded in 2024.

Operating expenses for 2025 included €90 million in restructuring costs (versus €10 million in 2024), of which €85 million related to workforce redundancies – part of our efforts to ensure our teams are well positioned for the future. Excluding these incidental costs as well as regulatory costs (which increased slightly to €219 million), expenses rose 5.8 percent year-on-year, driven by targeted, multi-year investment initiatives – focused on digital foundations, platforms, and product capabilities – that are required to structurally improve long-term profitability.

Net additions to loan loss provisions declined to €549 million (equivalent to 28 basis points of average customer lending), down from €627 million in 2024. Individual Stage 3 risk costs fell sharply due to lower inflows, repayments and recoveries. Risk costs in Stage 1 and 2 were higher, as 2024 had included releases from collective provisions, including a partial release of management overlays.

Our leadership and corporate governance



Our leadership and corporate governance	35
Supervisory Board report	41
Corporate governance	50
Tax governance information	58
Remuneration report	61
Executive Board statement	87
Conformity statement	89
Works councils	90

Our leadership and corporate governance

Effective governance is essential for ING to realise its strategic ambitions and to safeguard the interests of customers and other stakeholders. Our leadership plays a pivotal role in this: the Supervisory Board (SB) supervises and advises the Executive Board (EB) and the Management Board Banking (MBB) and oversees the activities of ING and the business connected with it.

We aim for a balanced composition of our SB, EB and MBB, with the boards consisting of a selection of people with - among other things - diverse knowledge, skills and executive experience, preferably gained in the banking sector, in large (stock-listed) companies and in the political and social environment in which such companies operate.

There should also be a balance of experience and affinity with the nature and culture of the business of ING. The boards play a role in setting and promoting the culture, and underlying values, behaviours and code of conduct that help to run our business in a way that contributes to sustainable long-term value creation for our customers, our people, our shareholders and society.

ING has a matrix structure combining hierarchical and functional lines that work together to achieve a common goal, with dedicated roles and responsibilities and mechanisms for reporting, delegation, decision-making and escalation. ING's risk governance safeguards the functioning of the matrix structure and is based on the three-lines-of-defence model, which has segregated duties and independent internal control functions.

Read more on ING's risk governance and three lines of defence in 'Risk management'.



Members of the Supervisory Board



Karl Guha (chairperson)

Born 1964
Nationality Dutch
Term expires 2027

Karl was appointed chairperson of the SB at the General Meeting in April 2023.

Karl is chairperson of the Nomination and Corporate Governance Committee and a member of the Remuneration Committee, the Risk Committee, the Audit Committee, the ESG Committee and the Technology & Operations Committee.

Former position
CEO of Van Lanschot Kempen N.V.

Relevant CRD IV position(s)
- Chairperson of the SB
- Member of the supervisory board of SHV Holdings N.V.
- Non-executive board member of Exor N.V.

Other ancillary positions
- Member of the supervisory board of Rijksmuseum Fonds



Mike Rees (vice-chairperson)

Born 1956
Nationality British
Term expires 2027

Mike was appointed a member of the SB at the General Meeting in April 2019.

Mike is vice-chairperson of the SB, chairperson of the Risk Committee and a member of the Nomination and Corporate Governance Committee and the Audit Committee.

Former position
Deputy CEO of Standard Chartered Bank PLC

Relevant CRD IV position(s)
- Vice-chairperson of the SB
- Non-executive chairperson of the board of directors of Midlands Mindforge

Other ancillary positions
- Non-executive chairperson of the board of directors of Mauritius Africa FinTech Hub



Juan Colombás

Born 1962
Nationality Spanish
Term expires 2028

Juan was appointed a member of the SB at the General Meeting in April 2020.

Juan is chairperson of the Technology & Operations Committee and a member of the Risk Committee, the Audit Committee and the ESG Committee.

Former position
Chief operating officer, chief risk officer and executive board member of the board of directors of Lloyds Banking Group PLC

Relevant CRD IV position(s)
- Member of the SB
- Non-executive member of the board of directors of Azora Capital S.L., Azora Investment Management S.L. and Azora Gestion SGIIC
- Non-executive chairperson of the board of directors of Bluserena Spa Unipersonale

Other ancillary positions
- Member of the global alumni advisory board of the Institute de Empresa (IE) Business School



Stuart Graham

Born 1967
Nationality British/German
Term expires 2029

Stuart was appointed a member of the SB at the General Meeting in April 2025.

Stuart is a member of the Risk Committee, the ESG Committee, the Technology & Operations Committee and the Audit Committee.

Former position
Co-founder and CEO of Autonomous Research

Relevant CRD IV position(s)
- Member of the SB

Other ancillary positions
- None

Margarete Haase



Born 1953
Nationality Austrian
Term expires 2027

Margarete was appointed a member of the SB at the General Meeting in May 2017.

Margarete is chairperson of the Audit Committee and a member of the Risk Committee and the Remuneration Committee.

Former position
CFO of Deutz AG

Relevant CRD IV position(s)
- Member of the SB
- Chairperson of the supervisory board of ams-OSRAM AG
- Member of the supervisory board of Fraport AG

Other ancillary positions
- Chairperson of the employers association of Kölnmetall
- Member of the German Corporate Governance Commission

Lodewijk Hijmans van den Bergh



Born 1963
Nationality Dutch
Term expires 2029

Lodewijk was appointed a member of the SB at the General Meeting in April 2021.

Lodewijk is chairperson of the ESG Committee and a member of the Risk Committee.

Former position
Partner/member of the management committee of De Brauw Blackstone Westbroek N.V.

Relevant CRD IV position(s)
- Member of the SB
- Member of the supervisory board of HAL Holding N.V.
- Member of the supervisory board of Heineken N.V.

Other ancillary positions
- Chairperson of the executive committee of Vereniging Aegon

Petri Hofsté



Born 1961
Nationality Dutch
Term expires 2029

Petri was appointed a member of the SB at the General Meeting in April 2025.

Petri is a member of the Risk Committee and the Audit Committee.

Former position
Member of the supervisory board of Coöperatieve Rabobank U.A.

Relevant CRD IV position(s)
- Member of the SB
- Member of the supervisory board of Royal Friesland Campina N.V.
- Member of the supervisory board of Pon Holdings B.V.

Other ancillary positions
- Chair of the foundation board of the Nyenrode Foundation
- Member of the board of Oranje Fonds
- Member of the NBA Stakeholders Forum
- Member of the committee of reporting & accountancy (Commissie Verslaggeving & Accountancy) of AFM

Herman Hulst



Born 1955
Nationality Dutch
Term expires 2028

Herman was appointed a member of the SB at the General Meeting in April 2020.

Herman is a member of the Audit Committee, the Risk Committee and the ESG Committee.

Former position
Global vice-chairperson EY Japan

Relevant CRD IV position(s)
- Member of the SB

Other ancillary positions
- None

Harold Naus



Born 1969
Nationality Dutch
Term expires 2028

Harold was appointed a member of the SB at the General Meeting in April 2020.

Harold is a member of the Remuneration Committee, the Risk Committee and the Technology & Operations Committee.

Former position
Global head of Trading Risk Management and general manager Market Risk of ING Bank and CEO of various Cardano entities

Relevant CRD IV position(s)
- Member of the SB
- Chairman of the advisory board of Cardano Nederland B.V.
- Member of the supervisory board and chair of the Audit Committee and the Appointment & Remuneration Committee of N.V. Eneco

Other ancillary positions
- None

Alexandra Reich



Born 1963
Nationality Austrian
Term expires 2027

Alexandra was appointed a member of the SB at the General Meeting in April 2023.

Alexandra is a member of the Risk Committee, the Technology & Operations Committee and the ESG Committee.

Former position
CEO of Telenor Thailand

Relevant CRD IV position(s)
- Member of the SB
- Member of the non-executive board of directors of Cellnex Telecom S.A.
- Member of the non-executive board of directors of DELTA Fiber
- Non-executive director on the board of the Connecting Europe Broadband Fund

Other ancillary positions
- None

Herna Verhagen



Born 1966
Nationality Dutch
Term expires 2027

Herna was appointed a member of the SB at the General Meeting in April 2019.

Herna is chairperson of the Remuneration Committee and a member of the Nomination and Corporate Governance Committee and the Risk Committee.

Former position
CEO of PostNL N.V.

Relevant CRD IV position(s)
- Member of the SB
- Member of the supervisory board of Koninklijke Philips N.V.

Other ancillary positions
- None

Supervisory Board in numbers


Board members
11


Average age
62


Nationalities
5


Average board tenure (years)
4


Female
36%


Independent board members [1]
100%

[1] As defined by the Dutch Corporate Governance Code

Members of the Executive Board and Management Board Banking

Steven van Rijswijk (CEO)
Born 1970
Nationality Dutch



Steven was appointed a member of the EB in May 2017 and a member of the MBB in August 2017. He has been CEO and chairperson of both boards since July 2020. Prior to his appointment as CEO and chairperson, he was the chief risk officer.

Steven is responsible for ING's strategy, including ESG and sustainability, and leads ING's governance including the decision-making process, results, culture, branding, reputation and people.

Relevant CRD IV position(s)
- CEO and chairperson of the EB and MBB

Other ancillary positions
- Member of the management board of the Nederlandse Vereniging van Banken (NVB)
- Member of the Cyber Security Council (CSR)

Tanate Phutrakul (CFO)
Born 1965
Nationality Thai



Tanate was appointed as chief financial officer and a member of the MBB in February 2019. Subsequently, Tanate was appointed a member of the EB at the Annual General Meeting in April 2019.

Tanate is responsible for ING's financial strategy, budgeting, cost control, and the financing of the company.

Relevant CRD IV position(s)
- CFO and member of the EB and the MBB

Other ancillary positions
- None

Ljiljana Čortan (CRO)
Born 1971
Nationality Croatian



Ljiljana was appointed as chief risk officer and a member of the MBB effective January 2021. Ljiljana was appointed a member of the EB at the Annual General Meeting in April 2021.

Ljiljana is responsible for ING's risk activities, including formulating our risk management framework and risk appetite, risk culture and awareness, risk governance and policies and compliance.

Relevant CRD IV position(s)
- CRO and member of the EB and the MBB

Other ancillary positions
- None

Pinar Abay
Born 1977
Nationality Turkish



Pinar was appointed a member of the MBB in January 2020. She is also head of Retail, Market Leaders and Challengers & Growth Markets.

Pinar is responsible for ING's retail banking activities globally.

Relevant CRD IV position(s)
- Member of the MBB
- Non-executive member of the board of ING Belgium N.V./ S.A.
- Member of the supervisory board of ING-DiBa A.G.
- Member of the board of EPI Company SE

Other ancillary positions
- None

Andrew Bester



Born 1965
Nationality British/South African

Andrew was appointed a member of the MBB and head of Wholesale Banking in April 2021.

Andrew is responsible for ING's wholesale banking activities globally.

Relevant CRD IV position(s)
- Member of the MBB

Other ancillary positions
- None

Marnix van Stiphout (COO)



Born 1970
Nationality Dutch

Marnix was appointed a member of the MBB and chief operations officer in September 2021.

Marnix is responsible for translating, overseeing, and embedding ING's strategies into a strategy for the operations function.

Relevant CRD IV position(s)
- Member of the MBB

Other ancillary positions
- None

Daniele Tonella (CTO)



Born 1971
Nationality Swiss

Daniele was appointed a member of the MBB and chief technology officer in August 2024.

Daniele is responsible for overseeing and managing the total IT landscape and advising on technology-driven business opportunities.

Relevant CRD IV position(s)
- Member of the MBB

Other ancillary positions
- Member of the Tech Advisory Board of The Hg Foundation

Executive Board in numbers

Board members
3

Average age
56

Nationalities
3

Average board tenure (years)
6

Female
33%

Management Board Banking in numbers

Board members
7

Average age
55

Nationalities
6

Average board tenure (years)
4.5

Female
29%



Supervisory Board report

This section contains the Supervisory Board report, with information on the meetings of the SB and its committees, attendance of SB members and the MBB and SB annual self-evaluation.

Meetings of the Supervisory Board

The Supervisory Board (SB) met 13 times in 2025 and focused in particular on strategy, including growth, risk, geopolitical developments, technology and digitalisation, people and succession, and operational and regulatory resilience. The Executive Board (EB) and the Management Board Banking (MBB), together also referred to as Management, were present at regular SB meetings. The SB also had sessions without Management when this was justified by the nature of the topics on the agenda. The purpose of these sessions and SB-only meetings is to allow the SB to reflect independently on and consider important matters in the absence of Management. The SB also had so-called 'Restricted SB meetings', with only the CEO attending, except when matters concerning the CEO were discussed. Topics addressed were primarily nomination- and remuneration-related matters, and additional attention was given to preliminary strategic and governance topics.

In regular SB meetings, ING staff, the auditors and advisors are frequently asked to provide presentations on specific topics. Examples of such topics are progress of ING's performance in the various countries and business lines, supervisory developments including the European Central Bank's (ECB) Supervisory Review and Evaluation Process (SREP), geopolitical developments including defence, the financing of ING in accordance with ING's capital and liquidity adequacy, ING's dividend and distribution policy, ING's financials, investor relations updates, strategy including M&A ambitions, risk appetite, audit plans, and regulatory themes with a global

ING scope. These topics included operational resilience, cybersecurity, the use of GenAI, private credit, third party and vendor management and ESG-related matters.

The 2025 quarterly results, including the relevant auditor reports and press releases, were discussed and approved during the quarterly meetings in May, July, and October 2025 and January 2026. The full-year 2025 financial results were discussed and approved in February 2026. In addition, elements relevant to the agenda for the 2025 Annual General Meeting were discussed and decided on. With the consent of the ECB, in May and October 2025, share buyback programmes were started in line with the long-term CET1 ratio ambition level and dividend and distribution policy.

The SB was also informed throughout the year of potential financial, non-financial and compliance risks for ING, including the political and economic developments in various countries and regions, climate- and ESG-related risks, cybersecurity and ransomware. Macroeconomic and geopolitical uncertainty remained prevalent in 2025. In that context, the SB closely monitored macroeconomic developments and discussed the potential consequences for ING's strategy and operations with Management.

As one of the key focus areas, the SB regularly discusses the execution and delivery of ING's 'Growing the difference' strategy with Management to accelerate growth, increase our impact and deliver customer value, and to reach our financial targets for 2027 and beyond. For more information, see 'Our strategy'.

As core enablers of ING's strategy, the SB maintained close oversight of the digitalisation and scalability agenda. The objective is to deliver scalable technology and operations that enable seamless, fully digital services, ensuring an enhanced customer experience while maintaining the highest standards of safety and security. Continued emphasis on operational resilience, supported

by robust monitoring, strengthens ING's ability to anticipate and respond swiftly to disruptions, thereby minimising their impact on customers.

One of the core pillars of ING's strategy is sustainability and it is central to our long-term commercial success. The need to support our clients in their transition to a low-carbon business model comes with both opportunities and risks, and it is ING's ambition to play an important role in supporting this transition. That is why we aim to put sustainability at the heart of what we do. Management's focus on climate action and the Terra approach were discussion items, including other ESG-related matters.

In addition to reviews by the SB of the composition and succession planning of the SB, EB and MBB, the SB also discussed broader people development, organisational health within ING, and diversity and inclusion matters. In the SB's discussions with HR and Management, the focus is on talent and leadership, culture and organisation, including the bank-wide diversity and inclusion approach, and on operational excellence. Plans to develop, attract and retain talent, as well as gender diversity targets, have been part of those discussions.

The SB discusses and reconfirms all of its members' outside positions on an annual basis. In addition, it discusses any intended outside positions and assesses if such positions can be approved while safeguarding the level of engagement.

Attendance of SB members

The attendance rates in 2025 of SB members for SB and SB committee meetings, as well as the number of meetings held, are listed in the following table. The continued high attendance demonstrates that SB members are engaged with ING and are able to devote sufficient time and attention to overseeing ING's affairs.

In addition to the information included in this SB report, information on the SB can be found in 'Our leadership and corporate governance', 'Corporate governance' and the 'Remuneration report'.

SB attendance 2025[1,2]	SB	RiCo[3]	AC	NCGcom[4]	RemCo	ESGcom	T&Ocom
Karl Guha (chairperson)	13/13	8/8	7/7	10/10	7/7	4/4	6/6
Mike Rees (vice-chairperson)	13/13	8/8	7/7	10/10			
Juan Colombás	12/13	8/8	7/7			4/4	6/6
Stuart Graham[5]	4/5	4/4				2/2	3/3
Margarete Haase	12/13	7/8	7/7		6/7		
Lodewijk Hijmans van den Bergh	12/13	8/8				4/4	
Petri Hofsté[6]	4/5	3/3	1/1				
Herman Hulst	13/13	8/8	7/7			4/4	
Harold Naus	11/13	8/8			7/7		6/6
Alexandra Reich	11/13	5/8				4/4	5/6
Herna Verhagen	12/13	8/8		9/10	7/7		
Total attendance[7]	91%	95%	100%	97%	96%	100%	97%

[1] This SB attendance overview shows the SB (committee) meetings that took place during the year. In addition to these meetings, there were 12 Restricted SB meetings in 2025 in view of nomination and remuneration matters, with a total attendance rate of 96%. These are not shown separately in the overview for year-on-year, like-for-like comparison purposes.
[2] Abbreviations used: RiCo = Risk Committee, AC = Audit Committee, NCGcom = Nomination and Corporate Governance Committee, RemCo = Remuneration Committee, ESGcom = ESG Committee; T&Ocom = Technology & Operations Committee
[3] In addition to the eight regular RiCo meetings, in 2025, two RiCo meetings were held in combination with the RemCo on remuneration matters that also required a risk view.
[4] In 2025, one NCGcom meeting was held in combination with the RemCo.
[5] Stuart Graham was appointed to the SB, the RiCo, the ESGcom and the T&Ocom effective 1 July 2025. He was also appointed to the AC effective 28 January 2026 and therefore did not attend any AC meetings in 2025. His attendance is shown relative to his tenure.
[6] Petri Hofsté was appointed to the SB effective 1 July 2025 and to the RiCo and the AC effective 1 August 2025. Her attendance is shown relative to her tenure.
[7] The numbers exclude SB observers, if any. If SB members cannot join a meeting they will always receive the meeting materials prior to the meetings to allow them to provide feedback.

SB committee meetings and composition

There are currently six SB committees: the Risk Committee, the Audit Committee, the Nomination and Corporate Governance Committee, the Remuneration Committee, the ESG Committee and the Technology and Operations Committee. The committees report to the SB on their deliberations and findings, prepare discussion and decision items, and thereby play a significant role in supporting the SB in its oversight and supervisory activities, allowing it to operate effectively. As such, all relevant items discussed by the committees were reported to the SB, with the SB approving those items if required from a governance perspective.

There was frequent interaction between the chairpersons of the relevant SB committees and the members of the EB and MBB. Furthermore, the chairpersons of the Risk Committee and the Audit Committee continued their informal interaction with the chairpersons of the local risk and audit committees of ING's five largest subsidiaries to enrich the SB dialogue.

To manage each of the committees' annual cycle of work and potential committee interdependencies, each committee has drawn up an annual work plan that is reviewed and updated throughout the year for priority-setting and forward-looking purposes. These plans all feed into the SB's annual meeting cycle.

Composition of the SB committees on 31 December 2025						
Supervisory Board	Risk Committee	Audit Committee	Nomination and Corporate Governance Committee	Remuneration Committee	ESG Committee	Technology & Operations Committee
Karl Guha (chairperson)	Member	Member	Chairperson	Member	Member	Member
Mike Rees (vice-chairperson)	Chairperson	Member	Member	—	—	—
Juan Colombás	Member	Member	—	—	Member	Chairperson
Stuart Graham	Member	—	—	—	Member	Member
Margarete Haase	Member	Chairperson	—	Member	—	—
Lodewijk Hijmans van den Bergh	Member	—	—	—	Chairperson	—
Petri Hofsté	Member	Member	—	—	—	—
Herman Hulst	Member	Member	—	—	Member	—
Harold Naus	Member	—	—	Member	—	Member
Alexandra Reich	Member	—	—	—	Member	Member
Herna Verhagen	Member	—	Member	Chairperson	—	—

Risk Committee

The Risk Committee met eight times in 2025, and two of these meetings were combined with the Remuneration Committee to address remuneration-related proposals that include risk methodology elements, such as those relating to the Variable Remuneration Accrual Model (VRAM) (see also 'Remuneration Committee'). All SB members are also members of the Risk Committee, due to the continued importance of risk and how this is managed and supervised.

The Risk Committee assists and advises the SB with the performance of its duties in relation to overseeing the setting and monitoring of ING's risk appetite and risk strategy for all types of risk. This includes but is not limited to financial, non-financial and compliance risk, the effectiveness of the internal risk management and control systems and other related risk management topics.

At each quarterly Risk Committee meeting, financial and model risks, non-financial risks and compliance risks were discussed. This included the status of ING's accompanying metrics, such as for risks in the areas of solvency, liquidity and funding, credit, market, non-financial risk and compliance. The discussions were supported by different analyses conducted on the macroeconomic and geopolitical impact and the changing interest rate environment on ING and its customers, and updates on credit developments in certain countries and portfolios. The non-financial and compliance risk discussions were supported by updates of the bank-wide global financial crime prevention (GFCP) enhancement and maturity efforts, a variety of topical dashboards such as on IT (risk), cybersecurity, third-party risk, conduct & ethics and data protection (including GDPR), and the status of implementation of related regulatory programmes. The Risk Committee also regularly discussed the status of reported whistleblower concerns, reviewed and discussed the annual review of the Risk Appetite Framework and the annual update to ING's Recovery Plan, and received updates on and discussed cybersecurity, developments in AI, ING's IT risk control framework, and the management of third-party risk in relation to outsourcing.

Thematic sessions were organised on a variety of topics to focus specifically on themes that needed further attention and/or are forward looking with respect to emerging risks and developments. Also, four deep dives were organised for the Risk Committee in 2025 to contribute to a more in-depth understanding of, among others, non-bank financial institutions, leveraged finance and the impact of geopolitical risk on ING.

For more information on how ING manages its risks, see 'Risk management'.

Audit Committee

The Audit Committee met seven times in 2025. The Audit Committee assists and advises the SB in performing its duties relating to the integrity and quality of ING's financial and non-financial reporting, as well as the effectiveness of ING's internal risk management and control systems in relation to financial and non-financial reporting.

Throughout 2025, the Audit Committee addressed a range of recurring topics, including those relating to financial reporting, such as quarterly results (and related press releases), the interim accounts and financial statements, and the Annual Report, which included the Sustainability statement, the Form 6-K and 20-F reports, and the SOx Act 404 Report. The Audit Committee also discussed judgemental accounting topics and key audit matters identified in the auditors' reports. Attention was given to the external auditor's audit plan, including both the financial audit and the CSRD assurance plan, as well as the related engagement letters, independence reporting, and fees.

Updates were provided to the Audit Committee throughout 2025 with regard to the status of Deloitte, ING's new external auditor as per the 2026 financial year in order to comply with the mandatory external auditor rotation. Deloitte declared its independence in relation to ING as of 28 July 2025 in its role as new external auditor and it was confirmed that Deloitte's independence is compliant with applicable rules and regulations.

In addition, the Audit Committee reviewed the overall internal control environment and the internal controls over financial reporting, as well as the work performed by both internal and external audit functions. The

Audit Committee also discussed matters related to the financing of the company, including assessments of ING's capital and liquidity position, and reviewed ING's dividend and distribution policy.

In 2025, specific attention was given to several key topics, including but not limited to ING's additional distributions, such as cash dividend payments and share buyback programmes, potential sale of ING Bank Eurasia, adequacy of IFRS 9 models, as well as a review of ING's equity stakes and joint ventures. The Audit Committee also discussed ING's revised Executive Board statement, which includes a revised declaration of risk management (Verklaring Omtrent Risicobeheersing), following changes to the Dutch Corporate Governance Code. The Committee also assessed the substantiation to the VOR. Furthermore, the Audit Committee reviewed ESG disclosures and considered developments under Pillar III and the CSRD.

To ensure proper preparation for the regular meetings, the chairperson of the Audit Committee held separate sessions with the external auditor, the general manager of the Internal Audit department, the chief financial officer, and the group controller. The chairperson also met with the newly appointed external auditor for 2026, to monitor the auditor transition process and with various senior managers to remain informed of key developments within their areas of responsibility.

Directly following each Audit Committee meeting, members of the Audit Committee held a closed session with the internal and external auditors to seek confirmation that all relevant topics had been discussed in the Audit Committee meetings.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee met 10 times in 2025. The Nomination and Corporate Governance Committee assists the SB in performing its duties, including the selection and nomination of members for the SB, EB and MBB, as well as overseeing talent management and the effectiveness of ING's governance arrangements.

With regard to nomination-related matters, ING aims to ensure that all of its boards are, at all times, adequately composed to perform their duties.

As its standard practice, the Nomination and Corporate Governance Committee therefore discusses the performance of the individual members of the EB and the MBB (also serving as input to the Remuneration Committee), MBB, EB and SB composition, bench strength and medium- to long-term succession planning. A continuing conversation on EB and MBB succession planning is facilitated by the chief human resources officer as part of the regular Nomination and Corporate Governance Committee meetings in the form of deep dives by function and business line.

When selecting suitable board succession candidates, there are various aspects to take into account regarding the board composition, such as strategic priorities, regulatory requirements, suitability considerations, banking and other industry knowledge, outside positions, independence, potential conflicts of interest and availability. Also considered are the minimum and optimal size of a board and diversity aspects, such as how to arrive at an appropriate balance in its representation of regions, age, gender, knowledge and expertise. The generic profiles of the EB and the SB aim to capture these elements. The profiles can be found on ing.com. For more on the boards' composition, see the 'Composition of the Executive Board, Management Board Banking and Supervisory Board' and the Diversity and Competence Matrix.

The Nomination and Corporate Governance Committee also focuses on ING's broader talent and succession planning in view of bench strength and diversity at higher management levels, with selected key roles receiving dedicated attention. This is done by taking into account ING's diversity and inclusion policy and by accelerating refreshment where possible without jeopardising business continuity. The committee also holds periodic conversations outside of its regular meetings with internal talented individuals who are considered to have the potential to assume more senior and complex roles in the organisation over time. The results of these conversations feed into the individuals' coaching and development plans.

With regard to corporate governance, the Nomination and Corporate Governance Committee discussed, among other things, the suitability procedure being one of ING's key policies and its global implementation, ING's Governance Framework as well as organisational effectiveness, annual updates to the corporate board charters and ING's decision structure.

Remuneration Committee

The Remuneration Committee met seven times in 2025. The Remuneration Committee assists the SB with the performance of its duties in relation to remuneration, the remuneration policies and their application and compliance. In doing so, the Remuneration Committee takes into account the adequacy of information provided to shareholders on remuneration policies and practices.

As an annual recurring topic, the Remuneration Committee reviewed the remuneration report by way of benchmarking and alignment to shareholder expectations in order to further improve it. In addition, the Remuneration Committee discussed the progress and performance on the annual targets set for the EB and MBB, the EB and SB remuneration policies update (which will be presented for shareholder approval during the 2026 General Meeting), SB and EB remuneration matters, including the benchmarking results (for more information, see Herna Verhagen's letter on remuneration), the identified staff and high earner-related remuneration matters based on ING's remuneration governance structure, the variable remuneration and the application of ING's accompanying VRAM and updates to ING's Remuneration Regulations Framework.

For more information on the EB's performance assessment and reward process in 2025, see the 'Remuneration report', the information of which is considered to be incorporated, by reference, in this SB report.

ESG Committee

The ESG Committee met four times in 2025. The ESG Committee assists the SB with matters relating to the various areas of ESG, including but not limited to, the development of ESG and its integration in the company and its strategy and ESG-related disclosures, reporting and assurance (the latter together with the Audit Committee). In addition, the ESG Committee assists the SB by monitoring and advising on potential impediments as well as relevant trends and developments on 'environmental', 'social' and 'governance' topics and how to connect them with ING's response, actions and targets on the basis of ING's ESG dashboard.

The ESG Committee discussed, among other things, ESG strategy performance and updates, the outcome of the double materiality assessment, ESG dilemmas and external ESG reporting. Given the dynamic and continuously evolving nature of ESG, deep dives were held to contribute to a more in-depth understanding of certain ESG- centred topics.

Technology and Operations Committee

The Technology and Operations Committee met six times in 2025. The Technology and Operations Committee assists the SB in relation to oversight of ING's use of technology and ING's operations. This includes the technology strategy, major technology initiatives and programmes, and other technology and operations-related topics.

The Technology and Operations Committee discussed, among other things, ING's cybersecurity strategy (together with the Risk Committee), analytics developments, (Gen)AI opportunities and developments from several perspectives, ING's data strategy and developments around the ING Hubs. The Technology and Operations Committee was also provided with a number of outside-in views on technology developments and trends.

Continuous dialogue with stakeholders

At ING, we seek out open dialogue and maintain continuous interaction with our stakeholders, responding to their views and concerns, to drive increased collaboration. We aim to strike a balance between the interests of all stakeholders, including customers, shareholders, employees, regulators, supervisors, and society at large. In 2025, the SB had periodic conversations with various stakeholders, including our clients and shareholders, employees, supervisors and Management. A specific topic that ING actively engaged on with investors and stakeholders, including regulators, was the update of the EB and SB remuneration policies. The proposed updated EB and SB remuneration policies will be presented for shareholder approval at the 2026 General Meeting. The SB exercised its oversight role, which aimed to ensure that actions resulting from these conversations were embedded in the organisation and were followed up effectively. Examples of topics covered in 2025 in this respect are

cybersecurity, availability and reliability of ING's channels, use of GenAI, remuneration, climate risks, and other ESG-related topics.

The dialogue between ING and supervisors and regulators was a regular agenda item for the SB throughout the year. This included several discussions between the SB and the EB on the results of and follow-up to the annual SREP, through which the ECB aims to promote a resilient banking system as a prerequisite for a sustainable and sound financing of the economy. The SREP involves a comprehensive assessment of banks' strategies, processes and risks, and takes a forward-looking view to determine how much capital each bank needs to cover its risks.

Permanent education and other knowledge sessions

In 2025, several education sessions were organised, in line with prior years, and delivered by both external and internal subject matter experts. These sessions covered topics such as geopolitical and macroeconomic developments and their impact on the bank, technology, people and talent management, climate change, forward-looking overview of the global regulatory environment, and governance. The sessions are aimed at keeping the board up to date on ING relevant knowledge, skills and expertise and at increasing the understanding of and engagement with ING's business operations and stakeholders.

For the newly appointed SB members, Stuart Graham and Petri Hofsté, a comprehensive induction programme was designed to facilitate their transition into the role.

In addition to the permanent education sessions, certain SB committees held deep dives, which are technical discussions tailored to contribute to a more in-depth understanding of key topics in the remit of the respective committee.

As part of the annual business visit, the SB, together with the EB and MBB, visited the ING locations in Poland and Romania in September 2025. This visit allowed the board members to get a better understanding of local clients, business challenges and the country-specific market opportunities, also contributing to a better mutual understanding and alignment on what matters most to ING and its stakeholders.

The various educational sessions and the business visits provided opportunities for SB members to interact with senior management, subject-matter experts and local talent.

Management Board Banking and Supervisory Board annual collective self-evaluation

In 2025, an assessment of the MBB and SB collective self-evaluation took place. Following this assessment, a renewed approach was adopted for the self-evaluation, based on a recurring three-year cycle in which a full review followed by two interim reviews in subsequent years would take place. The last full review took place in 2024, and therefore in 2025 an interim review has taken place. This was facilitated by an independent external party.

Results Management Board Banking
The MBB's collective dialogue was centred around the following questions:
1. Positive points: are the positive points previously identified still valid? Where has the MBB improved further?
2. Priorities to improve: in the past year, did the MBB improve sufficiently on the improvement areas previously defined? What would be the priority areas the MBB needs to further improve in 2026?

The results of the review were positive overall and compared to previous years, various positive points were still valid. The following points were identified:
- Management team composition, including skills, experience, and diversity;
- MBB dynamics, including quality of discussion/debate and balance of contribution;
- Overall management of meetings, including choreography, timing and style of meetings and the evolution of the agendas;
- Improved focus on operational/IT resilience and the macro-economic/geopolitical conditions, M&A and other growth opportunities; and
- Quality time devoted on talent management.

Areas to deprioritise were identified as follows:
- Operational matters (e.g., KYC, model updates) that are now considered well managed;
- Time spent on Change & Transformation updates, given improved governance structures; and
- Detailed dashboards and KPIs for specific functions in order to focus more on higher-level, strategic metrics.

Key priorities for the coming year were identified as follows:
- Rebalancing the MBB's focus towards strategic topics, particularly technology and allocating more time on considering the strategic implications of AI;
- Increasing the consideration of customers, especially the customer experience, digital customer journey and reducing friction;
- Enhancing the focus on external developments, particularly competitors and broader market trends, and spending more time on outside-in perspectives;
- Continuing investing in people/talent from strategic perspective to enhance bench-strength; and
- Effectively managing the transition and onboarding of (new) MBB members, while defining the next phase of the culture.

Overall, the MBB agreed to a number of specific actions for 2026 to contribute to its performance:
1. Continue educational and professional development sessions, with a particular emphasis on AI.
2. Continue to optimise the MBB meeting agenda to enhance overall effectiveness, including by allocating more time to strategic topics while reducing focus on tactical and operational matters.
3. Develop the agenda for 2026 MBB ad hoc sessions to maximise impact through incorporating external perspectives and ensuring that such sessions are structured to facilitate the effective integration of new MBB members.

Results Supervisory Board
The SB's collective dialogue was centred around the following questions:
1. Positive points: are the positive points previously identified still valid? Where has the SB further improved?
2. Priorities to improve: in the past year, did the SB improve sufficiently on the improvement areas previously defined? What would be the priority areas the SB need to further improve in 2026?

The results of the review were positive overall and compared to previous years, various positive points are still valid. The following points were identified:
- SB composition, including skills, experience, and diversity as well as the interface between the Committees and the SB;
- SB effectiveness at overseeing, supervising, challenging and advising the EB and MBB;
- Effective decision making through SB dialogues and interactions with the EB and MBB;
- Oversight of strategy, succession, compliance and risk;
- Deep understanding of the external environment through enhanced monitoring of macroeconomic and geopolitical developments and by seeking external viewpoints; and
- Taking into account the views of key stakeholders.

Key priorities for the coming year were identified as follows:
- Continued focus on key topics with specific attention for strategy, governance, succession & talent management, and digital & data;
- Further deepen oversight of ING's corporate structure and internal governance model;
- Enhanced focus on financial performance management and business performance;
- Continued monitoring of the external environment including geopolitical developments, the competitive landscape and broader market trends; and
- Further optimised balance between strategic topics, operational matters, governance matters, and regulatory updates to ensure appropriate focus is given to each.

Overall, the SB agreed to a number of specific actions for 2026 to contribute to its performance:
1. Continued attention for developments in the external environment and potential implications for ING.
2. Increase oversight on financial performance management including cost management and its alignment with ING strategy.
3. Support the CEO throughout the imminent composition changes of the Executive Board and Management Board Banking.

Composition of the Executive Board, Management Board Banking and Supervisory Board
ING aims to ensure that the boards are – at all times – adequately composed to perform their duties. ING believes that throughout 2025 its boards were well composed and balanced. At the 2025 General Meeting, the SB proposed to shareholders to appoint Petri Hofsté and Stuart Graham and to reappoint Margarete Haase and Lodewijk Hijmans van den Bergh as SB members. It was also proposed to reappoint Steven van Rijswijk and Ljiljana Čortan to the Executive Board. All proposals were approved.

On 24 July 2025, it was announced that Tanate Phutrakul will step down from his position as chief financial officer, member of the Management Board Banking and member of the Executive Board as of the 2026 General Meeting. On 29 October 2025, it was announced that Ida Lerner will be appointed as chief financial officer and member of the Management Board Banking effective 1 April 2026. The Supervisory Board will propose to shareholders to appoint her as member of the Executive Board and as CFO of ING Group at the 2026 General Meeting.

Furthermore, on 23 October 2025, it was announced that Ljiljana Čortan will step down as CRO and will succeed Andrew Bester as head of Wholesale Banking. It has since been announced that Ljiljana will start as head of Wholesale Banking and leave her position as CRO on 24 February 2026. She will remain a member of the EB until a successor is appointed as CRO.

On 20 January 2026, it was announced that Herna Verhagen will resign from the Supervisory Board as of the 2026 General Meeting. Herna will also step down as chairperson of the Remuneration Committee and as member of the Nomination and Corporate Governance Committee and the Risk Committee.

For more information on the composition of the EB and the SB, see 'Corporate governance'.

All SB members, with the exception of no more than one person, should qualify as independent as defined in the best practice provision 2.1.8 of the Dutch Corporate Governance Code. The members of the SB are therefore requested to assess annually whether or not they are independent as set out in the Code and to confirm this in writing. On this basis, the SB confirms that all members of the SB are to be regarded as independent on 31 December 2025. On this date all members of the SB were also to be regarded as independent within the meaning of the NYSE listing standards. For the full list of SB members and more details, see 'Our leadership and corporate governance', the information of which is considered to be incorporated, by reference, in this Supervisory Board report.

Diversity and competence matrix
Please note the following:
- The purpose of this matrix is to provide an overview of the experience and competencies that ING considers to be the most relevant for its stakeholders.
- The matrix represents the extent to which ING's board members have such experience and competencies (either developed already before joining ING and/or during their position(s) at ING). The matrix is approved by the Management Board Banking, the Executive Board and the Supervisory Board.
- The content of the matrix is subject to change in light of ING's continually changing situation, markets and environment.
- For the appointments of new board members, all relevant competencies are also shared with ING's supervisors DNB/ECB based on their standard suitability matrix to assess the collective competence of members of the management/supervisory body.

Management boards (EB/MBB)

	Diversity			Experience & Core Competencies							
	Year of birth	Gender	Nationality	Executive experience	International experience	Banking	Finance/audit	Risk	Operations	IT & cybersecurity	ESG
Steven van Rijswijk EB/MBB, CEO	1970	Male	Dutch	⊛	●	⊛	⊛	⊛	●	●	⊛
Tanate Phutrakul EB/MBB, CFO	1965	Male	Thai	⊛	⊛	⊛	⊛	●	●	●	●
Ljiljana Čortan EB/MBB, CRO	1971	Female	Croatian	⊛	⊛	⊛	●	⊛	●	●	●
Pinar Abay MBB, head of Retail, Market Leaders and Challengers & Growth Markets	1977	Female	Turkish	⊛	⊛	⊛	●	●	⊛	●	●
Andrew Bester MBB, head of Wholesale Banking	1965	Male	British/ South African	⊛	⊛	⊛	⊛	●	⊛	●	⊛
Marnix van Stiphout MBB, chief operations officer	1970	Male	Dutch	⊛	●	⊛	●	●	⊛	⊛	●
Daniele Tonella MBB, CTO	1971	Male	Swiss	⊛	⊛	⊛	●	●	⊛	⊛	●

Supervisory Board

	Diversity			Experience & Core Competencies							
	Year of birth	Gender	Nationality	Executive experience	International experience	Banking	Finance/audit	Risk	Operations	IT & cybersecurity	ESG
Karl Guha Chairperson	1964	Male	Dutch	⊛	⊛	⊛	⊛	⊛	⊛	●	⊛
Mike Rees Vice-chairperson	1956	Male	British	⊛	⊛	⊛	⊛	⊛	●	⊛	●
Juan Colombás	1962	Male	Spanish	⊛	⊛	⊛	⊛	⊛	⊛	⊛	●
Margarete Haase	1953	Female	Austrian	⊛	⊛	⊛	⊛	●	⊛	●	●
Lodewijk Hijmans van den Bergh	1963	Male	Dutch	⊛	⊛	●	●	●	●	●	⊛
Herman Hulst	1955	Male	Dutch	⊛	⊛	●	⊛	●	●	●	●
Harold Naus	1969	Male	Dutch	⊛	●	⊛	●	⊛	●	●	●
Alexandra Reich	1963	Female	Austrian	⊛	⊛	●	●	●	⊛	⊛	⊛
Herna Verhagen	1966	Female	Dutch	⊛	●	●	●	●	⊛	⊛	⊛
Petri Hofsté	1961	Female	Dutch	⊛	●	⊛	⊛	⊛	●	●	⊛
Stuart Graham	1967	Male	British/ German	⊛	⊛	⊛	●	⊛	●	●	⊛

● Meets the required knowledge/experience criteria for the role and it implies the capacity to take educated decisions on the relevant matters.

⊛ In addition is considered an expert based on experience in the current or previous roles.

Appreciation for management and employees

The SB would like to thank Management and the employees for their collaboration and hard work to execute our strategy to accelerate growth, increase our impact and deliver customer value. ING delivered a strong financial performance in 2025, despite the uncertain economic and volatile geopolitical circumstances, and this would not have been possible without the dedication of our employees.

The SB expresses its sincere appreciation to all employees for their commitment throughout the year.

Amsterdam, 23 February 2026



Corporate governance

This section contains an overview of ING's corporate governance structure. It provides information on ING Group's Supervisory Board (SB) and Executive Board (EB), as well as its General Meeting and capital structure in 2025.

ING's legal and management structure

Legal structure
ING Group is a publicly listed company based in the Netherlands. ING Group is the parent of one main legal entity: ING Bank. ING Bank is the principal banking entity within ING and the parent company of various banks, other subsidiaries, branches and representative offices globally.



Management structure
ING Group has a two-tier board structure consisting of the SB and the EB. ING Bank also has a two-tier board structure, consisting of the SB and the MBB.



Supervisory Board	The Supervisory Board and its committees are identical for both ING Groep N.V. and ING Bank N.V. The Supervisory Board supervises and advises the Executive Board and the Management Board Banking and oversees the activities of ING.
Executive Board	The Executive Board, which consists of the CEO, CFO and CRO, is responsible for the management of ING Groep N.V.
Management Board Banking	The Management Board Banking is responsible for the management of ING Bank N.V.

Dutch Corporate Governance Code, Banking Code and Dutch Tax Governance Code

As ING Group is established and listed in the Netherlands, it must comply with Dutch laws and regulations and is subject to the Dutch Corporate Governance Code (DCGC).

The DCGC provides guidance for ING's corporate governance structure and practices. ING supports the DCGC and its principles to ensure sound corporate governance within its organisation. ING's application of the DCGC is described in the booklet 'Application of the Dutch Corporate Governance Code by ING Groep N.V. (FY2025)', dated 26 February 2026, which will be available on ing.com. The DCGC can be downloaded from the website of the Corporate Governance Code Monitoring Committee (mccg.nl).

The Dutch Banking Code (the Banking Code) is only applicable to ING Bank, but ING Group voluntarily applies the principles of the Banking Code on remuneration for its Executive Board members and senior management. The Banking Code can be downloaded from the website of the Dutch Banking Association (nvb.nl).

ING Group also voluntarily applies the principles of the Dutch Tax Governance Code. ING's application of the Dutch Tax Governance Code is described in the booklet 'Application of the Dutch Tax Governance Code by ING Groep N.V. (FY2025)', dated 26 February 2026, which is available on ing.com. The Dutch Tax Governance Code can be downloaded from the website of the Confederation of Netherlands Industry and Employers (vno-ncw.nl). More information can be found in 'Tax governance information'.

This section of the Annual Report, together with the section 'Own workforce strategy – Unlocking our people's full potential', the above-mentioned booklets and other parts of this Annual Report to which reference is made in the booklets, should be read in conjunction and comprise the corporate governance statement referred to in section 2a of the Dutch Decree on information in the management board report (*Besluit inhoud bestuursverslag*).

Supervisory Board

Roles and responsibilities

The SB members are collectively responsible for supervising and advising the EB and for overseeing the activities of ING and the business connected with it. The organisation, powers and modus operandi of the SB are set out in the Charter of the Supervisory Board, available on ing.com.

In performing their duties, members of the SB are required to:

- be guided by the interests of ING and the business connected with it, thereby carefully balancing the interests of all stakeholders of ING, and in this consideration give paramount importance to customers' interests, as set out in the Dutch Banker's Oath;
- foster a culture focused on sustainable long-term value creation, financial and non-financial risk awareness, compliance with ING's risk appetite, and responsible and ethical behaviour;
- stimulate openness and accountability within ING and its subsidiaries;
- act without mandate from third parties and independent of any interest in the business of ING; and
- ensure that the Supervisory Board functions effectively.

The articles of association of ING Group (Articles of Association), the Management Board Charter and the Supervisory Board Charter outline which resolutions of the EB are subject to approval by the SB.

ING Group indemnifies the members of the SB as far as legally permitted against direct financial losses in connection with claims from third parties filed, or threatened to be filed, against them by virtue of their service as a member of the SB in accordance with the Articles of Association.

Composition and diversity

ING Group aims to have an adequate and balanced composition of its SB, with a mix of persons with knowledge, skills and executive experience, preferably gained in the banking sector, experience in corporate governance of large (stock-listed) companies, and experience in the political and social environment in which such companies operate. In the selection of the members of the SB, ING strives, in line with applicable laws and regulations, for a balance in nationality, gender, education and work background. In addition, there should be a balance of experience and affinity with the nature and culture of the business of ING. ING believes that diverse leadership at the level of the SB fosters a diversity of views and experiences and facilitates independent opinions and sound decision-making, which has a positive impact on ING's business and stakeholders. According to the Dutch Gender Diversity Act, ING is required to comply with a gender-diversity quota of at least one third male and at least one third female for its SB. ING meets this criterion. As from 1 July 2025, the SB consisted of seven male members and four female members. ING believes the SB is also well balanced in terms of other relevant diversity aspects. Furthermore, the SB had an international composition in 2025, with six members of Dutch nationality and five members of other nationalities.

The SB is responsible for selecting and nominating candidates for appointment or reappointment to the SB, based on, among other factors, the SB profile, which is available on ing.com. The SB regularly assesses its composition.

For more information on the composition of the Supervisory Board, see 'Our leadership and corporate governance' and the 'Supervisory Board report'.

Appointment, suspension and dismissal

Members of the SB are appointed, suspended and dismissed by the General Meeting. The SB may draw up a binding list of candidates for appointment and may propose the dismissal and suspension of SB members. Candidates for appointment to the SB are assessed by the DNB and ECB for suitability and reliability, and must continue to meet these criteria while in function.

A resolution of the General Meeting to render this list non-binding, or to suspend or dismiss SB members without this being proposed by the SB, requires an absolute majority of the votes cast. In addition, this majority must represent more than half of the issued share capital. In a second general meeting, such a resolution also requires an absolute majority of the votes cast, and this majority must represent more than half of the issued share capital. This ensures that such significant resolutions can only be adopted with substantial support of ING Group's shareholders.

Term of appointment of the Supervisory Board members

As a general rule, SB members step down from the SB after the fourth anniversary of their last appointment or reappointment term. SB members are appointed for four years and may be reappointed once for another four-year term. Thereafter, they may be reappointed for an additional two-year term, which may be extended by no more than two years. The SB may deviate from this general rule under special circumstances and with explanation, for instance to maintain a balanced composition of the SB and/or to preserve valuable expertise and experience. The retirement schedule is available on ing.com.

Relevant positions pursuant to CRD IV / conflicting interests

Members of the SB may hold other positions outside ING, including directorships, either paid or unpaid. CRD IV restricts the total number of SB positions or non-executive directorships with predominantly commercial organisations that may be held by an SB member to four. If an SB member also has an executive position, the number of positions is restricted to two. The ECB may, under special circumstances, permit an SB member to fulfil an additional SB position or non-executive directorship. Positions with, inter alia, subsidiaries or qualified holdings are not taken into account in the application of these restrictions. Such positions may not conflict with the interests of ING Group. It is the responsibility of the individual member of the SB and the SB collectively to ensure that the directorship duties are performed properly and are not affected by any other positions that the individual may hold outside ING Group.

Members of the SB are to report any conflict of interest (including potential conflicts of interest) to the chairperson of the SB (or, in the case of the chairperson, to the vice-chairperson) and to the other SB members, and shall provide all relevant information. The SB, excluding the member concerned, decides whether a conflict of interest exists.

In the case of a conflict of interest, the relevant member of the SB abstains from discussions and decision-making on the topic or the transaction in relation to which they have a conflict of interest with ING Group.

Transactions involving actual or potential conflicts of interest

There were no transactions reported in 2025 in which there were conflicts of interest with SB members that are of material significance to ING Group and/or to the relevant board members.

If a member of the SB obtains financial products and services, other than loans, which are provided by ING Group subsidiaries in the ordinary course of business on terms that apply to employees, this is not considered to be a material conflicting interest. Banking and financial products in which the granting of credit is of a secondary nature, e.g. credit cards and overdrafts in a current account, are not considered a loan for this purpose and are therefore not disclosed in the 'Remuneration report'. For an overview of loans granted to members of the SB, see the 'Remuneration report'.

Committees of the Supervisory Board

On 31 December 2025, the SB had six committees: the Risk Committee, the Audit Committee, the Nomination and Corporate Governance Committee, the Remuneration Committee, the ESG Committee and the Technology and Operations Committee.

Separate charters have been drawn up for these committees, which are available on ing.com.

Read more about the composition and the duties of the committees in the 'Supervisory Board report' and on ing.com.

Remuneration and share ownership

Remuneration of the members of the SB is determined by the General Meeting and does not depend on the results of ING Group. Members of the SB are permitted to hold shares in the share capital of ING Group for long-term investment purposes. Details are given in the 'Remuneration report'. Transactions by members of the SB in these shares need to comply with the ING insider regulations, which are available on ing.com.

Executive Board

Roles and responsibilities

The EB is entrusted with the management of ING Group and its subsidiaries and is responsible for the continuity and long-term value creation of ING. This includes the day-to-day management of the business and setting ING's strategy, the responsibility of which is vested in the members of the EB collectively. The organisation, main roles and responsibilities of the EB are set out in the Management Board Charter, which is available on ing.com.

The EB performs its activities under the supervision of the SB. The Articles of Association, the Management Board Charter and the Supervisory Board Charter, which are available on ing.com, outline which resolutions of the EB are subject to approval by the SB.

ING Group indemnifies the members of the EB to the extent permitted by law against direct financial losses in connection with claims from third parties. This applies to claims filed, or threatened to be filed, against them in connection with their service as a member of the EB in accordance with the Articles of Association and their commission contract. ING Group has taken out liability insurance for the members of the EB.

Composition and diversity

ING Group aims to have an adequate and balanced composition of its EB, with a diverse selection of persons with knowledge, skills and executive experience, preferably gained in the banking sector, experience in corporate governance of large (stock-listed) companies and experience in the political and social environment in which such companies operate. In the selection of the members of the EB, ING strives, in line with applicable

laws and regulations, for a balance in nationality, gender, education and work background. In addition, there should be a balance of experience and affinity with the nature and culture of the business of ING. We believe that diverse leadership at the level of the EB fosters a diversity of views and experiences and facilitates independent opinions and sound decision-making, which has a positive impact on ING's business. The Dutch Gender Diversity Act requires ING to set appropriate and ambitious targets for gender diversity in its EB and senior management. As such, ING applies a gender diversity target of at least 30 percent to the EB. In 2025 the EB consisted of two male and one female member. Factors such as nationality and qualification are also taken into account for the composition of the EB. Also, the EB had an international composition in 2025, with one board member of Dutch nationality and two board members of other nationalities.

The SB is responsible for selecting and nominating candidates to be appointed or reappointed to the EB by the General Meeting, based on, among other factors, the EB profile, which is available on ing.com. The SB regularly assesses the composition and functioning of the EB. The following two topics form part of this process:
1. Bench strength and succession planning for EB positions are continuous attention points. Potential internal candidates for such roles may be complemented with potential talent from outside ING.
2. A long-term view is taken on the composition of the EB in line with strategic priorities.

See more information on diversity in senior management, in the paragraphs on actions, targets and metrics in 'Own workforce strategy – Unlocking our people's full potential'. For more information on the composition of the EB, see 'Our leadership and corporate governance'.

Appointment, suspension and dismissal

Members of the EB are appointed, suspended and dismissed by the General Meeting. The SB may draw up a binding list of candidates for appointment and may propose the dismissal and suspension of EB members. Candidates for appointment to the EB are assessed by the DNB and the ECB for suitability and integrity and must continue to meet these criteria while in function.

A resolution of the General Meeting to render this list non-binding, or to suspend or dismiss EB members without this being proposed by the SB, requires an absolute majority of the votes cast. Additionally, this majority must represent more than half of the issued share capital. In a second general meeting, such a resolution also requires an absolute majority of the votes cast, and this majority must represent more than half of the issued share capital. This ensures that such significant resolutions can only be adopted with substantial support of ING Group's shareholders.

Remuneration and share ownership

Details of the remuneration of members of the EB, including shares granted to them, are set out in the 'Remuneration report'.

Members of the EB are permitted to hold shares in the share capital of ING Group for long-term investment purposes. Transactions by members of the Executive Board in these shares need to comply with the ING regulations for insiders, which are available on ing.com.

Relevant positions pursuant to CRD IV/conflicting interests

Members of the EB may hold other positions outside ING. No member of the EB had corporate directorships relevant under CRD IV outside ING throughout 2025.

Members of the EB are to report any conflict of interest (including potential conflicts of interest) to the chairperson of the EB and the other EB members, and shall provide all relevant information. The EB, excluding the member concerned, decides whether a conflict of interest exists.

In the case of a conflict of interest, the relevant member of the EB abstains from discussions and decision-making on the topic or the transaction in relation to which they have a conflict of interest with ING Group.

Transactions involving actual or potential conflicts of interest

There were no transactions reported in 2025 in which there were conflicts of interest with EB members that are of material significance to ING Group and/or to the relevant board members.

If a member of the EB obtains financial products and services, other than loans, which are provided by subsidiaries of ING Group in the ordinary course of business on terms that apply to employees, this is not considered a significant conflict of interest and is therefore not reported. Banking and financial products in which the granting of credit is of a secondary nature (e.g. credit cards and overdrafts in current accounts) are not considered a loan for this purpose and are therefore not disclosed in the 'Remuneration report'. For an overview of loans granted to members of the Executive Board, see the 'Remuneration report'.

General Meeting

A general meeting is held at least once a year. ING's Annual General Meeting (AGM) is usually held in April or May.

The main topics on which the General Meeting decides are:
- The appointment of the EB and members of the SB, subject to a binding nomination or a proposal of the SB;
- The suspension and dismissal of members of the EB and members of the SB;
- The adoption of the financial statements (annual accounts);
- The declaration of dividends, subject to the power of the EB to allocate part or all of the profits to the reserves – with approval of the SB – and the declaration of other distributions, subject to a proposal by the EB and approved by the SB;
- The appointment/reappointment of the external auditor.
- An amendment of the Articles of Association, a legal merger, demerger or conversion of ING Group, and winding-up of ING Group, all subject to a proposal made by the EB with approval of the SB;
- The issuance of shares or rights to subscribe for shares, the restriction or exclusion of pre-emptive rights of shareholders, and delegation of these powers to the EB, subject to a proposal by the EB that has been approved by the SB; and
- The authorisation of a repurchase of outstanding shares and/or a cancellation of shares.

Notice

ING Group convenes its general meetings by public notice via ing.com at least 42 days before the day of the general meeting. All information relevant for shareholders is made available via ing.com. This information includes the notice of the general meeting, the place and time of the meeting, instructions on how to attend the meeting and exercise voting rights, the agenda, the explanatory notes to the agenda including the verbatim text of the proposals, as well as the Annual Report.

This period can be shortened to 10 days if i) ING Group meets the criteria for early intervention measures, ii) going into resolution can be avoided by means of a capital increase and iii) a general meeting would be required to enable ING Group to issue the required number of shares.

Proposals by shareholders

Shareholders who individually or jointly represent at least one percent of the issued capital may propose items for the agenda of a general meeting. Such proposals should be adequately substantiated under applicable Dutch law.

Shareholders have the opportunity to contact ING about the general meeting via a dedicated webpage on ing.com.

Record date

The record date for attending a general meeting and voting on proposals at that general meeting is the 28th day before the day of the general meeting. Only those holding shares on the record date may attend the general meeting and may participate, vote and exercise any other rights attached to their shares in the general meeting, regardless of any subsequent sale or purchase of shares. The record date is published in the notice for the general meeting. If a shortened notice period of 10 days is applicable (see 'Notice' above), the record date is two days after the convocation date.

In accordance with US requirements, the depositary sets a record date for the American depositary receipts (ADRs). This record date can differ from the record date set by ING Group for shareholders.

Attendance

Shareholders may attend a general meeting or may grant a proxy in writing to a third party to attend the meeting and to vote on their behalf. For logistical reasons, attending the general meeting is subject to the requirement that ING Group is notified by its shareholders in advance on how they will attend. Instructions for this are included in the notice for the general meeting.

General meetings are webcast on ing.com, so that shareholders unable to attend the general meeting in person can follow the meeting online.

Voting rights on shares

Each share entitles the holder to cast one vote at the general meeting. The Articles of Association do not restrict the voting rights on any class of shares. ING Group is not aware of any agreement that restricts voting rights on any class of its shares.

Proxy voting facilities

ING Group provides proxy voting facilities to its investors via ing.com and solicits proxies from its ADR holders in line with common practice in the US. ING Group uses the 'Evote by ING' platform, an online facility through which shareholders can register for a meeting or appoint a proxy.

Proxy voting forms are made available on ing.com. By returning the form, shareholders give a proxy to an independent proxy holder (a public notary registered in the Netherlands) to vote on their behalf, in accordance with instructions expressly given on the proxy form. Submitting these forms is subject to additional conditions as specified on such forms.

ING Group will send an electronic confirmation of receipt of the votes to the person that casts the vote. In addition, if a request is made within three months of the General Meeting, ING Group will confirm to the shareholder – or to a third party designated by the shareholder – that the shareholder's votes were validly recorded and counted, provided this information is not already directly available to the shareholder.

Reporting

Resolutions adopted at a general meeting are generally published on ing.com within one week following the meeting. In accordance with the DCGC, the draft minutes of the general meeting are made available to shareholders on ing.com no later than three months after the meeting. Shareholders then have three months to react to the draft minutes. After that, the minutes are recorded in a notarial deed and are made available on ing.com. As an alternative to a notarial record, the minutes can be adopted by the chair of the meeting and by a shareholder appointed by that meeting.

2025 AGM

The 2025 AGM was held on 22 April 2025 at Muziekgebouw aan 't IJ in Amsterdam. In addition, the meeting was broadcast live on ing.com. ING put measures in place to ensure the meeting was conducted in a manner that was orderly, thorough, meaningful and secure for all participants.

The notarial record of the proceedings of the 2025 AGM can be downloaded from ing.com.

Shares and shareholdings

Capital structure

ING Group's authorised share capital consists of ordinary shares and cumulative preference shares. Holders of cumulative preference shares, if issued and outstanding, are entitled to a dividend calculated as a percentage of the amount paid-up on those shares. The EB shall decide with prior approval of the SB what part of the remaining profits are appropriated to the reserves. The remaining profits are at the disposal of the General Meeting and may be distributed to the holders of ordinary shares. The ordinary shares rank pari passu with each other. ING Group's ordinary shares are listed on Euronext Amsterdam and Brussels. ADRs are listed on the NYSE and administered by depositary JPMorganChase.

Currently, only ordinary shares are issued and a call option to acquire cumulative preference shares has been granted to *Stichting Continuïteit ING* (ING Continuity Foundation).

ING Group's authorised capital is the maximum amount of capital allowed to be issued under the terms of the Articles of Association. New shares in excess of this amount can only be issued if the Articles of Association are amended.

Issuance of shares

Shares may be issued following a resolution by the General Meeting. The General Meeting may resolve to delegate this authority to another body for a period of time not exceeding five years. Each year, a proposal is made to the General Meeting to delegate authority to the EB to issue new ordinary shares or to grant rights to subscribe to new ordinary shares, both with and without pre-emptive rights for existing shareholders. On 22 April 2025, the General Meeting authorised the EB upon the approval of the SB to issue new ordinary shares (including the granting of rights to subscribe for ordinary shares, such as warrants or in connection with convertible debt instruments) for a period of 18 months, ending on 22 October 2026, subject to the following conditions and limits:

- No more than 40 percent of the issued share capital in connection with a rights issue, being a share offering to all shareholders in proportion to their existing holdings of ordinary shares. However, the EB together with the SB may exclude or restrict pre-emptive rights of existing shareholders if deemed necessary or practical.
- No more than 10 percent of the issued share capital, with or without pre-emptive rights of existing shareholders.

Specific approval by the General Meeting is required for any share issuance exceeding these limits.

The purpose of this share issue authorisation is to delegate to the EB the power to issue new ordinary shares, without first having to obtain the consent of the General Meeting. This authorisation gives ING Group flexibility in managing its capital resources, including regulatory capital, while taking into account shareholders' interests to prevent dilution of their shares. In particular, it enables ING Group to respond promptly to developments in the financial markets, should circumstances require. The EB and SB consider it in the best interest of ING Group to have the flexibility this authorisation provides.

This authorisation may be used for any purpose, including but not limited to strengthening capital, financing, mergers or acquisitions. However, the authorisation to issue ordinary shares by way of rights issue cannot be used for mergers or acquisitions on a share-for-share basis as this is incompatible with the concept of pre-emptive rights for existing shareholders.

In line with market practice, ING Group currently intends to include the following categories of shareholders in such a rights issue:
1. Qualified and retail investors in the Netherlands and the US (SEC-registered offering).
2. Qualified investors in EU member states (and potentially the UK).
3. Retail investors in EU member states (and potentially the UK) where ING has a significant retail investor base, provided that it is feasible to meet local requirements
4. Qualified or institutional investors in Canada and Australia.

Retail investors in Canada and Australia and investors in Japan will not be included in such a share offering.

Shareholders who are not allowed, do not elect, or are unable to subscribe to a rights offering, are entitled to sell their rights in the market or receive any net financial benefit upon completion of a rump offering after the exercise period has ended.

Transfer of shares and transfer restrictions
Shares not included in the Securities Giro Transfer system are transferred by means of a deed of transfer between the transferor and the transferee. To become effective, ING Group has to acknowledge the transfer, unless ING Group itself is a party to the deed of transfer. The Articles of Association do not restrict the transfer of ordinary shares, whereas the transfer of cumulative preference shares is subject to prior approval of the EB. ING Group is not aware of the existence of any agreement pursuant to which the transfer of ordinary shares or ADRs for such shares is restricted.

Shares that are included in the Securities Giro Transfer system are transferred in accordance with the Securities Giro Transfer Act (*Wet Giraal Effectenverkeer*). A shareholder who wishes to transfer such shares must instruct the securities intermediary where their shares are administered accordingly.

Acquisitions of shares
ING Group may acquire fully paid-up ordinary shares in its own share capital. Although the power to acquire shares is vested in the EB and subject to the approval of the SB, prior authorisation from the General Meeting is required for these acquisitions if a consideration is payable. Each year, a proposal is made to the General Meeting to authorise the acquisition of shares by the EB for a period of 18 months. On 22 April 2025, the General Meeting authorised the EB to acquire ordinary shares in ING Group in the name of ING Group, upon approval of the SB, for a period of 18 months, ending on 22 October 2026, subject to the following conditions and limits:
- The nominal value of the ordinary shares in ING Group, which are acquired or pledged in favour of ING Group, will not exceed 20 percent of the issued share capital of ING Group as at 22 April 2025.
- The nominal value of the ordinary shares in ING Group, which are held in favour of ING Group or are held by its subsidiaries for their own account, will not exceed 10 percent of the issued share capital of ING Group as at 22 April 2025.

The net price will not be lower than €0.01 per share and not higher than 110 percent of the opening price of ING Group's ordinary shares on Euronext Amsterdam on the day of the purchase or on the preceding day of stock market trading, or, if higher, of the day of public announcement of the purchase.

This authorisation supersedes and renews the authorisation granted by the General Meeting on 22 April 2024. In May 2025 ING announced a share buyback programme for a maximum amount of €2.0 billion, and in October 2025 ING announced a share buyback programme for a maximum amount of €1.1 billion.

Cancellation of shares
At the 2025 AGM, the General Meeting adopted the proposal to reduce the issued share capital of ING Group by cancelling ordinary shares acquired by ING Group in its own share capital, up to a maximum of the number that is, or will be, acquired by ING Group under the authorisation to acquire shares in its own capital granted on 22 April 2025. The number of shares to be cancelled and the conditions of cancellation will be determined by the EB. The cancellation may be executed in one or more tranches. The capital reduction will take place with due observance of the applicable laws and regulations and the Articles of Association.

The EB resolved to cancel 125,848,305 ordinary shares that were acquired in the share buyback programme that was completed on 30 April 2025, and the EB resolved to cancel 101,193,469 ordinary shares that were acquired in the share buyback programme that was completed on 30 October 2025.

Special rights of control
No special rights of control referred to in Article 10 of the directive of the European Parliament and the Council on takeover bids (2004/25/EC) are attached to any share.

Obligations to disclose shareholdings
Pursuant to the Dutch Financial Supervision Act, shareholders and holders of ADRs of ING Group are required to provide an update on their holdings to the Dutch Authority for the Financial Markets (AFM) once their capital interest or voting rights reach, exceed or fall below the threshold levels of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95%.

A notification requirement also applies if a person's capital interest or voting rights reach, exceed or fall below the above-mentioned thresholds as a result of a change in ING's total issued share capital or voting rights. Such notification must be made no later than the fourth trading day after the AFM has published ING's notification of the change in its issued share capital. The notification will be recorded in a public register that is held by the AFM and published on afm.nl/en/.

Based on filings to the AFM, and to the best of our knowledge, on 31 December 2025 shareholders and investors with (potential) holdings of 3 percent or more were Amundi Asset Management, BlackRock Inc. and Capital Research and Management Company.

In addition, any person who acquires or disposes of a net short position relating to the issued share capital of ING Group, whether by a transaction in shares or ADRs, or by a transaction creating or relating to any financial instrument where the effect or one of the effects of the transaction is to confer a financial advantage on the person entering into that transaction in the event of a change in the price of such shares or ADRs, is required to notify the AFM if, as a result of such acquisition or disposal, the person's net short position reaches, exceeds or falls below 0.1 percent of the issued share capital of ING Group and each 0.1 percent above that. Each reported net short position equal to 0.5 percent of the issued share capital of ING Group and any subsequent increase of that position by 0.1 percent will be made public via the short selling register on afm.nl/en/.

Investor relations

ING's policy is to provide investors with information they need to make their own investment decisions. This policy has been established in accordance with best practice provision 4.2.2 of the DCGC. ING strives to provide clear, accurate and timely financial information that is in strict compliance with applicable rules and regulations, in particular those concerning selective disclosure, inside information and equal treatment.

ING publishes a comprehensive quarterly disclosure package on its corporate website that includes detailed financial figures. This information is discussed thoroughly on the day of the earnings release during media, analyst and investor conference calls. The publication dates of quarterly earnings releases are announced in advance on ing.com.

ING aims to maintain an open and constructive dialogue with existing and potential investors, industry analysts, and rating agencies. ING may participate in industry conferences. Bilateral communications with the investment community are actively managed by the Investor Relations department. EB members, MBB members or other senior managers may also participate in investor meetings. These bilateral meetings are not

announced in advance, nor can they be followed by webcast or any other means.

If communication between ING Group and investors is organised and/or facilitated through a broker, then an analyst or specialist salesperson representing the broker may be present in the meeting. Information provided during such occasions or in any contacts with the press is limited to what is already publicly available. In the event that any inside information should inadvertently be disclosed during any bilateral contacts, it is ING's policy, in accordance with applicable regulations, to publish such information as soon as possible.

ING Group may decide not to accommodate or accept certain requests or invitations to enter into a dialogue with potential investors, under specific conditions. It is ING's policy not to initiate bilateral contacts with investors or analysts or participate in conferences during the period immediately prior to publication of regular quarterly results.

Approximately 20 analysts actively cover and generally issue reports on ING Group. A list of these analysts can be found under 'Analyst Coverage' in the Investor Relations section of ing.com. During 2025, ING Group did not provide any form of compensation to parties that are directly or indirectly involved in the production or publication of analysts' reports, with the exception of credit-rating agencies.

Differences between Dutch and US corporate governance practices

ING Group qualifies as a foreign private issuer under the US Securities and Exchange Commission (SEC) rules and for the purposes of the New York Stock Exchange (NYSE) listing standards. Under NYSE listing standards, foreign private issuers are permitted to follow home-country practices in some circumstances, in lieu of the US corporate governance rules. In accordance with the requirements of the SEC and NYSE, ING Group discloses any significant differences between its corporate governance practices and those applicable to US companies under NYSE listing standards in its Annual Report on Form 20-F, which is available on ing.com.

ING Continuity Foundation

The ING Continuity Foundation is a foundation organised under the laws of the Netherlands and was founded on 22 January 1991. According to its articles of association, the statutory goal of the ING Continuity Foundation is to protect and to safeguard the independence, continuity and identity of ING. If the board of the ING Continuity Foundation (the Board) believes the independence, continuity or the identity of ING is at risk, the ING Continuity Foundation is entitled to acquire newly issued cumulative preference shares in the capital of ING Group, provided that, following the issue, the number of cumulative preference shares issued is no more than one third of the total number of shares issued. This entitlement is vested in the Articles of Association. On acquisition of cumulative preference shares, at least 25 percent of the nominal value must be paid on said shares.

In 2025, the Board held two meetings, on 14 May and 27 November. The composition of the Board is currently as follows: Sebastian Kortmann (chairperson), Rob van den Bergh, Allard Metzelaar and Pieter Witteveen. All Board members stated that they meet the conditions regarding independence as referred to in the articles of association of the ING Continuity Foundation.

Existing or potential anti-takeover measures

The call option to acquire cumulative preference shares that has been granted to the ING Continuity Foundation may be considered a form of anti-takeover measures. In addition, the Articles of Association include provisions that may assist in safeguarding the independence of ING such as those described under 'Appointment, suspension and dismissal'. The fact that not all EB members and SB members are up for re-election at the same time might delay or deter a takeover.

Legal provisions

Declaration of no objection

A declaration of no objection from the ECB must be obtained by anyone wishing to acquire or hold a participating interest of at least 10 percent in ING Group and to exercise control attached to such a participating interest. Similarly, on the basis of indirect change of control statutes in the various jurisdictions where subsidiaries of ING Group are operating, permission from, or notification to, local regulatory authorities may be required for the acquisition of a substantial interest in ING Group.

Change of control clauses in material agreements

ING Group is not party to any material agreement that becomes effective or is required to be amended or terminated in the event of a change of control of ING Group following a public bid. ING Group subsidiaries may have customary change of control arrangements included in agreements related to various business activities. Following a change of control of ING Group (as a result of a public bid or otherwise), such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover, and liquidation of outstanding futures and option trading positions.

Severance payments to members of the Executive Board

The contracts entered into with the members of the EB provide for severance payments that become due upon termination of the applicable member's contract, including if termination occurs in connection with a public bid as defined in section 5:70 of the Dutch Financial Supervision Act. Severance payments to the members of the Executive Board are limited to a maximum of one year's fixed salary.

Transactions between ING Group and significant shareholders

ING Group did not enter into any transactions with shareholders holding at least 10 percent of the share capital.

External auditor

KPMG has been the external auditor for ING Group since 2016. At the AGM held on 24 April 2023, KPMG was reappointed for this role for the financial years 2024 and 2025.

In 2025, the external auditor attended the meetings of the Audit Committee, the Risk Committee and the Technology and Operations Committee. The external auditor also attended the 2025 AGM and addressed the General Meeting, where it was questioned on its audit opinion.

All services of the external auditor to ING Group and its subsidiaries are subject to approval by the Audit Committee, in line with the ING Group Global Procedure on External Auditors Independence.

At the AGM held on 22 April 2024, Deloitte Accountants BV (Deloitte) was appointed as the new external audit firm for ING Group for the audit of the annual accounts for the financial years 2026 through 2029. The proposal to appoint Deloitte was the result of a thorough tender process overseen by the Audit Committee and in accordance with ING Group's policy on the Auditors' Independence (the ING Group Global Procedure on External Auditors' Independence as per 1 January 2025). The decision to change auditors was made based on European and Dutch legislation limiting the term of appointment. Accordingly, the engagement of KPMG, ING Group's current external auditor, cannot be renewed in respect of financial year 2026.

More information on ING Group Global Procedure on External Auditors' Independence is available on ing.com.

Financial reporting

ING's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to the listing of ADRs on the New York Stock Exchange, ING Group is required to comply with the SEC regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, or SOx 404. These regulations require ING Group to report and certify on an annual basis the effectiveness of its internal controls over financial reporting. The SOx 404 internal control activities are organised along the lines of the company´s governance structure and involve the participation of senior management across ING.

ING's internal controls over financial reporting include those policies and procedures that:
- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ING;
- provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorisations of our management and directors; and
- provide reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have material effect on the financial statements.

ING has a process in place where, under the supervision and with the participation of the CEO and CFO, the effectiveness of internal control over financial reporting is evaluated, based on the criteria of the Committee of Sponsoring Organisations of the Treadway Commission in Internal Reporting (COSO) – Integrated Framework (2013 Framework).

Tax governance information

ING Group voluntarily applies the principles of the Dutch Tax Governance Code. ING's application of the Dutch Tax Governance Code is described in the booklet 'Application of the Dutch Tax Governance Code by ING Groep N.V. (FY2025)', dated 26 February 2026, which is available on ing.com. The Dutch Tax Governance Code can be downloaded from the website of the Confederation of Netherlands Industry and Employers (vno-ncw.nl).

Taxation

We are mindful that every aspect of our business, including our approach to tax, has an impact on society. We have therefore chosen to formalise our approach to clarify our views on responsible tax behaviour and tax governance.

Our tax principles, which are applicable worldwide, mirror ING's values of integrity, honesty, prudence, and responsibility. These values are the main drivers for our relationship with tax authorities and for the adoption of tax transparency as standard practice.

Tax principles and governance

Wherever we operate, we seek to establish and maintain an open and constructive dialogue with local tax authorities and other government bodies, based on the disclosure of all relevant facts and circumstances. In this dialogue we seek to provide clarity and establish certainty on all relevant local tax components in advance. We are transparent about our approach to tax and our tax position. In formulating this approach, we have taken account of the interests of our stakeholders, including authorities and tax authorities, non-governmental organisations, customers, shareholders, and society in general.

Disclosures are made in accordance with relevant domestic regulations, as well as applicable reporting requirements and standards, such as the International Financial Reporting Standards. The Annual Report contains a country-by-country overview of the result (before tax) and the total corporate income tax charge paid and accrued per tax jurisdiction. ING also submits, annually, a similar type of overview to tax authorities which enhances their insight into our tax position.

ING joined the Dutch Tax Governance Code developed by the Confederation of Netherlands Industry and Employers (known as VNO-NCW). ING embraces the principles of the code and will work consciously to comply with the targets set, as laid out in our Tax Governance Code booklet. This is available on ing.com in the Compliance section under About Us. The financial information in the Tax Governance Code is recorded under Notes to the Consolidated financial statements in this Annual Report (see Note 31 'Information on geographical areas' and Note 34 'Taxation').

Tax policies, ING Group's Whistleblower Policy, procedures and a tax control framework have been implemented to support management in mitigating potential tax risks in a prudent manner. Internal monitoring, control and reporting of tax-related risks take place on a continuous basis with annual reporting to the MB and SB and various other stakeholders. For SOx 404 purposes (section 404 of the Sarbanes-Oxley Act), an 'effectiveness of internal control statement' with respect to tax controls has been provided. Tax risk management is subject to Corporate Audit testing and evaluation. As part of the tax risk assessment, if applicable, the potential use of incentives, tax incentives and/or subsidies is considered acceptable to the extent explicitly intended by the authorities.

In all countries in which ING is present, it is ING's position to be cooperatively tax compliant. This involves participating in cooperative compliance programmes with tax authorities and being transparent about, and disclosing, relevant tax risks towards tax authorities.

We also believe in the principle that tax should follow business, so profits are allocated to the countries where business value is created. It is our policy to comply with domestic and international laws and regulations, taking account of both the letter and the spirit of the law, as well as standards such as the OECD guidelines for multinational enterprises. We also apply the arm's length principle.

Tax integrity of clients

As a global bank, we play an important role in fighting financial crime and protecting the financial system from harmful behaviour. This includes criminal activities such as tax evasion, but also aggressive tax avoidance, which although not illegal can be damaging to the communities in which we operate. We aim not to facilitate such activities.

Tax risks not only refer to ING's own tax position, but also our role as gatekeeper for the financial system, as well as risks in relation to our customers. In this respect, we have integrated a tax-integrity assessment in our overall customer risk assessment process.

It is our policy not to advise clients on taxation matters. Clients remain responsible for their own tax position.

Total taxes borne and collected

ING Group pays taxes worldwide that constitute costs borne by the company, but is also responsible for collecting taxes for clients, employees, and shareholders. Because ING Group mostly supplies financial services that are generally exempt from VAT or GST, we are, for the large part, not permitted to reclaim or recover input VAT on goods and services bought. This non-recoverable VAT is therefore borne by and part of the cost base of ING Group.

In 2025, the taxes borne and collected by ING Group totalled €8,392 million (2024: €7,302) and can be divided as follows:

Taxes borne and collected (€ mln)[1]



- Bank tax borne and paid
- Employment tax and social security contributions borne and collected
- Corporate income tax borne and paid
- VAT/GST borne and collected
- Dividend tax collected

---

[1]   See Note 31 'Information on geographical areas' and Note 34 'Taxation' to the Consolidated financial statements for additional details on corporate income tax paid and corporate income tax accrued.

Remuneration report



Introduction letter	61
ING's approach to remuneration	63
About this report	64
2025 Executive Board remuneration at a glance	65
Executive Board remuneration	67
Executive Board Remuneration Policy	67
2025 Executive Board performance and remuneration	70
2026 Executive Board remuneration	81
Supervisory Board remuneration	83
Supervisory Board Remuneration Policy	83
2025 Supervisory Board remuneration	83
2026 Supervisory Board remuneration	84
Group variable remuneration outcomes	85

Remuneration report

FOR INFORMATION ONLY AT 2026 ING GROEP N.V. ANNUAL GENERAL MEETING (AGM)

For ING, 2025 was a successful year. The execution of our strategy of accelerating growth, increasing impact, and further diversifying our income by doing more business with more customers and clients continued. The number of mobile primary customers increased by over 1 million to 15.4 million. Revenue increased to €23 billion as interest income held up and fee income rose by 15 percent. Expenses were under control and risk costs continued below our through-the-cycle average. Overall, this resulted in a strong net profit of €6.3 billion.

This Remuneration report reflects our view on remuneration, contains details on the 2025 remuneration for the Supervisory Board and Executive Board, including the individual performance scores for the Executive Board members. We also provide an update on the remuneration policies for both boards.

In line with our ambition to remain at the forefront of transparent remuneration reporting, we continue to provide more information than is mandatory. Accordingly, we have made several improvements in the overall report.

Our view on remuneration

ING's remuneration approach is designed to enable us to attract, motivate, and retain talented employees with the ability, experience, skills, values and behaviours to fulfil our ambition to be the best European bank, sustainably executing our strategy while upholding our values and stakeholder interests.

ING is one of Europe's largest universal banks, operating in a competitive and highly regulated environment. More than 60,000 employees in 35 countries serve customers in over 100 markets. The strong brand, digital DNA, entrepreneurial culture, good employee engagement and strong results make ING attractive as an employer.

In line with the remuneration philosophy that applies to all staff, the remuneration policies for the Executive Board and Supervisory Board are designed to ensure that ING offers remuneration that supports the long-term health of the Group, is competitive, and meets our statutory obligations. In this context, we are committed to providing our board members with market-competitive pay, set at a level just below the median of the peer group.

Performance year 2025

In 2025, ING achieved very good results. The Supervisory Board has concluded that the Executive Board's performance in 2025 was strong. Based on a thorough and balanced assessment of ING's results, each Executive Board member's performance against their objectives, their behaviour, and risk and compliance matters, the Supervisory Board has decided to award the following variable remuneration: 18 percent of the maximum 20 percent of base salary to the CEO; 18 percent of the maximum 20 percent to the CFO; and 18 percent of the maximum 20 percent to the CRO.

For all other eligible staff, variable remuneration can be discretionary or collective and is awarded based on criteria for the overall group, business line and individual performance. At least half of these targets must be non-financial. A considerable part of the variable remuneration is awarded based on collective agreements. In 2025, the total amount awarded was €576.1 million or 7.6 percent of total staff costs, a 10.2 percent increase compared to the previous year, reflecting ING's solid performance.

Review of Remuneration Policies for Executive Board and Supervisory Board

As announced in the 2024 Annual Report, during 2025 we undertook an extensive review of the policies and the remuneration levels for our boards. Our review showed that the compensation of both the Executive Board and Supervisory Board is well below the market level and that this gap has widened in recent years. At the same time roles have changed and the required time commitment and regulatory complexity have increased.

These factors reinforce the need to act now, taking a balanced approach to ensure long-term competitiveness and success in retaining and attracting talent. In line with regulations and broader societal expectations on this topic, the Supervisory Board proposes a step-by-step approach, updating the Remuneration Policies for the coming four-year period, with the aim of bringing compensation to a level just below the market median. As part of the review process, extensive stakeholder consultation was conducted on the proposed policy changes.

The updated policies will be proposed for adoption by shareholders at the 2026 Annual General Meeting. A further description of the proposals is given in 'Proposed updates to Executive Board Remuneration Policy' and 'Proposed updates to Supervisory Board Remuneration Policy' of this report. Based on the above, the Supervisory Board believes that the chosen approach balances competitiveness with responsible governance and stakeholder expectations.

In conclusion

As a bank, ING plays an essential role in the economy by executing payments, safeguarding savings and investments, and financing business and consumers. ING's people are fundamental to the ability to fulfil these responsibilities. In closing, I would like to thank all ING employees for their continued support and dedication to ING, the customers, and all other stakeholders. They remain the power behind our efforts to be the most loved, most impactful, and most valued bank.

Herna Verhagen
Chairperson of the Supervisory Board Remuneration Committee
(SB RemCo)



ING's approach to remuneration

Our remuneration philosophy

While the principles in the Executive Board Remuneration Policy and those in the wider workforce's Our People Offer are tailored to their specific contexts, both are grounded in ING's overarching remuneration philosophy outlined below.

Attraction, retention and motivation
Attract, retain and motivate leaders and employees with the right values, skills, and behaviours.

Strategic alignment, risk appetite, and compliance
Ensure remuneration supports ING's strategy, promotes sound, effective risk management in line with our risk appetite, and complies with all applicable regulatory requirements.

Transparency and fairness
Ensure remuneration is fair, transparent, and understood by our employees and stakeholders.

Performance and long-term value creation
Define clear links between performance and remuneration decisions and motivate long-term sustainable value creation.

Values and purpose-driven
Reward results that are achieved in a manner consistent with ING's Orange Code values and behaviours.

Remuneration structure for our people

ING's remuneration policies are designed according to our remuneration philosophy. Employees receive a locally competitive remuneration offer, consisting of base salary, pension, benefits, and – where applicable – variable remuneration. Base salary reflects the role, skills, knowledge, experience, and overtime performance. Pension and benefits are provided in line with local market norms and do not depend on performance. Variable remuneration is performance-based, fully flexible, subject to regulatory requirements, and has a strong focus on non-financial targets and ING's values. For employees whose roles have a material impact on ING's risk profile, at least 40 percent of their variable remuneration is deferred and split equally between equity instruments and cash to support long-term alignment with stakeholders' interests.

Our global job architecture (GJA), with job families and role profiles, covers all employees within ING. The role profiles provide them with the following information: job accountabilities, educational and work requirements, technical and behavioural skill levels, and a global grade. Together, the GJA and our global HR system support global processes in line with our remuneration philosophy.

Performance management

A transparent performance culture helps our people reach their full potential. ING's Step Up Performance Management (SUPM) approach aligns individual targets with our strategy, and applies broadly to all employees. It aims to enhance individual, team, and company performance by promoting focus and alignment through ongoing conversations. These are supported by three formal review points: target-setting, mid-year and year-end reviews. Performance is assessed across two dimensions:
- **Job**: based on achievement of job targets and overall job performance
- **Orange Behaviours**: based on achievement of Orange Behaviour targets and the overall effectiveness of Orange Behaviours

Employee performance is assessed by managers across a five-point rating scale. These ratings are reviewed and validated during manager validation sessions where employee performance comparisons are made against their peers using the GJA global grades. The purpose of these sessions is to ensure consistency of managers' judgements in employee evaluations, subsequently providing a basis for transparency and fairness.

Pay for performance

Another key tenet of our remuneration philosophy is pay for performance. By providing a clear link between compensation and performance, through a global process, we foster a transparent, fair and motivating work environment where everyone's efforts are recognised. This approach strengthens ING's commitment to support employees, drive growth, and make sure that high performers are rewarded accordingly.

Pay for performance is crucial in creating a high-performance culture and enhancing employee satisfaction. We support this through robust and transparent fixed and variable compensation structures, continuous performance feedback loops, and empowering managers to make better performance-rating and reward decisions. This ensures a clear link between individual performance and remuneration, while increasing transparency around how performance is rewarded.

Equal pay for equal work, remuneration ratio, and gender pay gap

With pay transparency comes an understanding that the system aims to be fair. This in turn allows employees to focus on making an impact through their performance and unlocking their full potential.

To demonstrate our ongoing commitment to transparency and fairness, we have been publishing both global and local gender pay gaps – adjusted and unadjusted – for several years. We have also conducted equal pay for equal work analyses across the group and, where needed, have remedied discrepancies. Finally, we have consistently published our remuneration ratio. See the 'Own Workforce' section in the Sustainability statement.

Remuneration report Executive Board and Supervisory Board

FOR ADVISORY VOTE AT 2026 ING GROEP N.V. ANNUAL GENERAL MEETING (AGM)

This Remuneration report is based on the remuneration policies for the Executive Board (EB) and Supervisory Board (SB). This section of the report (p. 64 – p. 84) is the Remuneration report as referred to in the Dutch Act implementing the EU Shareholder Rights Directive II (SRD II). It will be presented to shareholders at the 2026 AGM for an advisory vote. An explanation of how the results of this vote are taken into account will be included in the 2026 Remuneration report.

This Remuneration report includes, under section 2025 Executive Board performance and remuneration, further alignment with prescribed tables from the draft (non-binding) 'Guidelines on the standardised presentation of the remuneration report' from the European Commission. In addition, we comply with the European Sustainability Reporting Standards (ESRS) related to the GOV-3 requirements, which are incorporated by reference. For more information, see the 'Reference index'.

The services of the following external consultants were used with regards to remuneration: Stibbe, Willis Towers Watson, Aon, Korn Ferry Hay Group, and PricewaterhouseCoopers. These are independent consultants who, at the request of ING, provide advice.

2025 AGM

The 2024 Remuneration report was presented for an advisory vote at the AGM held on 22 April 2025 (2025 AGM). The outcome was an advisory vote of 95.25 percent in favour, reflecting strong shareholder support for our remuneration practices. During the 2025 AGM, shareholders raised questions regarding the integration of climate-related targets and their linkage to variable remuneration. These targets are embedded in the non-financial performance metrics, which are used to determine variable remuneration outcome. In addition, our SB RemCo Chair emphasised the importance of market-competitive pay to attract and retain high-calibre talent and noted that a remuneration review would be conducted in 2025, with stakeholder engagement. This review has been carried out extensively, including broad stakeholder involvement.

Board changes in 2025

Steven van Rijswijk and Ljiljana Čortan were reappointed as members of the EB at the 2025 AGM for another four-year term, lasting until the end of the 2029 AGM. On 23 October 2025, it was announced that Ljiljana Čortan would step down from her role as CRO and succeed Andrew Bester as head of Wholesale Banking. Ljiljana Čortan will leave her position as CRO on 24 February 2026 but remain a member of the EB until a successor is appointed. On 24 July 2025, it was announced that Tanate Phutrakul would step down from his role as CFO as of the 2026 AGM. In accordance with the Executive Board Remuneration Policy and with due observance of applicable legal requirements, a severance payment equal to one year's base salary has been granted and his previous deferred variable remuneration awards will continue to vest over time according to the schedule. On 29 October 2025, we announced that Ida Lerner will be appointed as a member of the Management Board Banking as of 1 April

2026. Subsequently, she will be proposed to be appointed as a member of the EB and as CFO at the AGM in April 2026. Her remuneration package will be in line with the current Executive Board Remuneration Policy and the proposed new Executive Board Remuneration Policy, and is similar to the remuneration package of the previous CFO. The main elements of Ida Lerner's contract will be published on ING's website.

Shareholders at the 2025 AGM approved the appointment of Petri Hofsté and Stuart Graham as new members of the SB for a four-year term. In addition, shareholders approved the reappointment of Margarete Haase for a two-year term and of Lodewijk Hijmans van den Bergh for another four-year term on the SB.

Main decisions on the remuneration of the Executive Board and Supervisory Board for 2026

The following decisions were taken in relation to remuneration for 2026:
- Updates to the Executive Board and Supervisory Board remuneration policies will be proposed;
- From 1 January 2026, the base salary of the EB members is proposed to be increased by 5 percent for the CEO, 7 percent for both the CFO and CRO, see '2026 Executive Board remuneration'. 50 percent of the increase will be delivered in fixed shares, subject to a five-year retention period. The proposed increase for the CEO is broadly in line with the Dutch CLA and wider workforce increases.
- The SB fees will be increased in line with the proposed updated Supervisory Board Remuneration Policy, subject to a positive binding vote by the AGM on 14 April 2026, see '2026 Supervisory Board remuneration'.

2025 Executive Board remuneration at a glance



Total remuneration = Base salary + Variable remuneration + Benefits + Pension

Steven van Rijswijk CEO
Tanate Phutrakul CFO
Ljiljana Čortan CRO

Total remuneration [1]
All amounts are in thousands of euros

	Steven van Rijswijk	Tanate Phutrakul	Ljiljana Čortan
2025	€2,826 — 1,921 / 342 / 535 / 28	€1,994 [2] — 1,347 / 242 / 377 / 28	€2,137 — 1,347 / 240 / 522 / 28
2024	€2,694 — 1,847 / 312 / 507 / 28	€1,855 — 1,271 / 220 / 336 / 28	€2,018 — 1,271 / 224 / 495 / 28

Annual variable remuneration

	Steven van Rijswijk		Tanate Phutrakul		Ljiljana Čortan	
2025	€342	Target 89%	€242	Target 90%	€240	Target 89%
of Maximum	18% out of 20% cap		18% out of 20% cap		18% out of 20% cap	
2024	€312	84%	€220	86%	€224	88%
of Maximum	17% out of 20% cap		17% out of 20% cap		18% out of 20% cap	

Proportion delivered in shares: 100% / 100% / 100%

Annual variable remuneration performance measures

Financial	Steven van Rijswijk Weighting / Achievement	Tanate Phutrakul Weighting / Achievement	Ljiljana Čortan Weighting / Achievement
Profit before tax	16.7% / 90%	16.7% / 90%	8.3% / 90%
Return on equity	16.7% / 89%	16.7% / 89%	8.3% / 89%
Operational expenses	16.7% / 83%	16.7% / 83%	8.3% / 83%
	50.0%	50.0%	25.0%

Non-financial	Steven van Rijswijk Weighting / Achievement	Tanate Phutrakul Weighting / Achievement	Ljiljana Čortan Weighting / Achievement
Customer	7.5% / 86%	5.0% / 86%	45.0% / 92%
Risk & Regulatory	15.0% / 100%	17.5% / 100%	15.0% / 83%
Strategy	12.5% / 80%	12.5% / 100%	10.0% / 90%
Environment	10.0% / 95%	10.0% / 80%	5.0% / 88%
Social	5.0% / 87%	5.0% / 80%	
	50.0%	50.0%	75.0%

For more on the EB members' performance and variable remuneration outcomes, see '2025 Executive Board performance and remuneration' [1]

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[1] For more, see table '2025 remuneration outcomes' and table 'Breakdown of benefits paid in 2025'.
[2] This amount is excluding the severance payment granted, see '2025 remuneration outcomes'.

Alignment of Executive Board remuneration to stakeholder expectations

The table below provides a non-limitative overview of the main stakeholders for EB remuneration.

Stakeholder alignment




Our people

- The Executive Board Remuneration Policy is aligned with the remuneration principles that apply to all ING employees.

- Salaries for the EB are reviewed in the context of salary developments across ING's wider workforce and benchmark data from ING's core peer group.

- EB members' variable remuneration is determined using a multi-step and integrated process, which is closely aligned to the approach used to determine variable remuneration for the wider workforce.

- We communicate with our employees through our ongoing engagement with the Works Council in the Netherlands on EB remuneration. In recent years, this stakeholder group has focused on ensuring EB remuneration levels and decisions are acceptable to society at large.


Shareholders

- Remuneration outcomes take into account performance against financial and non-financial targets that are consistent with ING's strategy.

- Variable remuneration for EB members is awarded fully into ING Group shares. The shares are deferred.

- In recent years, shareholders continuously expressed their concerns about the low variable remuneration and low total remuneration levels of EB members.

- Alignment of EB performance targets and variable remuneration serves as an important driver of ING's strategic priorities and long-term shareholder value creation.


Regulators

- Variable remuneration outcomes reflect ex-ante and ex-post risk performance.

- Variable remuneration pay structures are in accordance with regulatory requirements, including deferral, malus and clawback.


Our customers

- Through a qualitative survey conducted by a third-party provider, we gathered and listened to customer views on a range of executive compensation topics, which helped inform our Remuneration Policy and decision-making.

- Total remuneration is designed with appropriate consideration of the views and interest of customers and clients, ensuring this is represented in the Executive Board Remuneration Policy and decision-making.


Society at large

- Through a qualitative survey conducted by a third-party provider, we gathered and listened to customer views on a range of executive compensation topics, which helped inform our Remuneration Policy and decision-making.

- In recent years, there has been increased interest in the way EB remuneration is linked to environmental and social objectives.

- Environmental and social objectives within variable remuneration for the EB reflects ING's wider purpose and strategy.

- Variable remuneration includes measures to drive our ambitions to ensure an inclusive workforce.

Executive Board remuneration

Executive Board Remuneration Policy

The EB Remuneration Policy presents the remuneration approach designed to attract, motivate, and retain leaders. Retention is an important goal since this contributes to long-term performance. In addition, delivery of both financial and non-financial KPIs, including ESG performance targets, contributes towards sustainable long-term value creation for stakeholders.

The current EB Remuneration Policy was approved by shareholders at the 2024 AGM and became effective retroactively from 1 January 2024.

In 2025, ING engaged with its stakeholders in an open dialogue on proposed changes to the EB and SB remuneration policies, and updates are being put forward for 2026. These updated EB and SB remuneration policies will be presented for shareholder approval at the 2026 AGM. For more information on the updated policies, see the '2026 Executive Board remuneration'.

The remuneration decisions for the EB are a result of the application of the remuneration principles as included in the EB Remuneration Policy in respect of 2025. A summary of the remuneration components under the current policy for the EB is provided in the table on this page. The full policy, including arrangements for recruitment and leaver provisions, is published on ING.com/about-us/corporate-governance/remuneration.

Executive Board Remuneration Policy summary

Remuneration component	Operation
Base salary	▪ Base salary is set to reflect the individual's role, responsibilities, and experience, and to reward ongoing contribution to the role. Base salary is fully paid out in cash.
Variable remuneration	▪ In compliance with regulatory requirements, the maximum annual variable remuneration opportunity is capped at 20 percent of annual base salary. ▪ Variable remuneration is delivered fully in ING Group shares, of which 40 percent upfront and 60 percent is deferred. The deferred portion vests in equal annual tranches over five years. The vested shares have a retention period of five years from date of grant with a minimum of 12 months post vest. ▪ The amount of variable remuneration is based on performance as measured against agreed financial, non-financial and risk objectives. At least 50 percent of variable remuneration metrics must be based on non-financial targets.
Benefits	▪ Benefits are offered if considered appropriate by the SB in the context of the executive's role, specific individual circumstances and benefits offered to the wider workforce, and for comparable roles in ING's peer group.
Pension	▪ Participation in ING's general collective defined contribution (CDC) pension plan is aligned with all employees in the Netherlands. As with other Dutch CDC participants earning above the pensionable salary cap, EB members receive a monthly individual savings allowance to compensate for the lack of pension accrual.

Delivery of Executive Board variable remuneration
Illustrated below is the pay-out scheme of variable remuneration for EB members.



	Variable remuneration is awarded taking into consideration performance over the prior year.	100% of variable remuneration
Delivery fully in shares	**Upfront shares** are awarded and vest on the same date and have a five-year retention period.	40% / 60%
	Deferred shares are awarded on the same date but vest in five tranches. There is a holding period requirement of five years from the award date plus a minimum retention period of 12 months post vesting.	12% / 12% / 12% / 12% / 12%
Holdback	Unvested tranches are subject to **holdback** provision.	
Clawback	Vested tranches remain subject to **clawback provision**. Clawback provision applies during the maximum limitation period as permitted by applicable law.	

Executive Board benchmark approach

ING competes for executive talent in a global marketplace, with many of our key competitors based outside the Netherlands, predominantly in the United Kingdom and Continental Europe. In line with the Dutch Banking Code, we review the actual total direct compensation of EB members against a peer group of Dutch and international organisations – in both the financial services and general industry sectors – to ensure it remains balanced and appropriately competitive. Our peer group includes Dutch firms and other UK and European banks, recognising our broader international footprint where we largely compete for talent. Market data used in benchmarking is based on total direct compensation, which is the total of fixed and variable remuneration, excluding benefits such as pension and allowances.

The peer group is based on five guiding principles that reflect ING's current profile and is further explained in the Executive Board Remuneration Policy. These principles are described in the table below:

Guiding principle	Short description
Size	ING acknowledges the importance of including companies that are broadly comparable in terms of size and complexity.
Governance framework	ING is subject to the Dutch (financial services) regulatory framework and operates within a Dutch stakeholder environment.
Geography	ING is a leading European universal bank with a global presence and is headquartered in the Netherlands.
Talent market	ING is increasingly experiencing a cross-pollination of talent across sectors/industries, not limited to traditional banking competitors.
Balancing	ING acknowledges the importance of not losing sight of relevant peer companies that do not match on the other criteria.

The peer group is aligned to ING in terms of size, business profile, and the changing landscape in the markets in which ING competes for executive talent (as defined by the peer group guiding principles).

The peer group comprises:

- ABN AMRO
- Ahold Delhaize
- ASR Nederland
- ASML
- Banco Santander
- BBVA
- BNP Paribas
- Commerzbank
- Crédit Agricole
- Deutsche Bank

- Heineken
- Intesa Sanpaolo
- KBC
- Lloyds Banking Group
- NatWest
- NN Group
- Philips
- Rabobank
- Société Générale
- UniCredit

In line with the requirements laid out in the Dutch Banking Code, the actual earned total direct compensation of members of the EB under the Executive Board Remuneration Policy should be below the market median of the peer group. The calculation of pay positioning of the EB members against the peer group is performed on this basis (i.e. actual fixed salary plus actual variable remuneration). The latest available survey data shows that the current actual total direct compensation earned by ING's EB members remains well below the market median, even though ING's size, complexity, and performance place the company between the median and upper quartile levels of our peers as shown in the chart on the right. The CEO is positioned 59 percent below the median on total compensation, the CFO is positioned 37 percent below the median, and the CRO is positioned 37 percent below the median on total compensation.[1]

As outlined in the letter from the Chairperson of the Supervisory Board Remuneration Committee (SB RemCo), the further widening gap between EB remuneration and that of our peers is the reason the SB concluded that action is needed and is therefore proposing an updated EB Remuneration Policy at the 2026 AGM.

The next two visuals show that ING is positioned between the median and upper quartile based on market capitalisation (size and complexity) and financial performance (Profit before Tax) relative to our core peer group, while EB pay is around or below the market lower quartile.

ING's relative size & financial performance vs. peer group (€ bln)



Source: Refinitiv / Thomson Reuters

1 Market Capitalisation is averaged over one year (September 1, 2024 to September 1, 2025).
2 Profit before Tax as per last reported financial year (as of 31 December 2024).

EB Actual total direct compensation vs. peer group (€ mln)



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1 The benchmark approach used for CFO and CRO functions is aligned to ING's EB Remuneration Policy and our principle to pay the CFO and CRO the same. This approach takes into account observations in the market, where most peer firms outside the financial services industry do not have a comparable CRO function and the remit of the CRO in other peer firms is materially different from the responsibilities ING's CRO has as a member of the Executive Board. (Benchmark source data: Willis Towers Watson)

Annual review of the Executive Board remuneration

The SB annually reviews and determines EB members' actual remuneration, in accordance with the Executive Board Remuneration Policy and advice from the Remuneration Committee of the SB.

The Remuneration Committee's responsibilities include preparing and advising the SB for decisions regarding the individual remuneration of members of the EB. In performing its tasks, the Remuneration Committee takes note of the views of individual EB members with regard to the amount and structure of their own remuneration. Fixed remuneration proposals for individual EB members are drawn up in accordance with the Executive Board Remuneration Policy and cover the following aspects: remuneration structure, external benchmark results based on an annual review, validation of the EB peer group, the performance criteria used and, if and when considered appropriate, stakeholder engagement and the pay ratios within the company and its affiliated enterprises. In performing its tasks, the Remuneration Committee works with the Risk Committee.

The EB variable remuneration proposals were determined based on a scenario analysis performed against different performance standards and payout levels – including threshold, target and maximum – and presented to the SB for consideration. In conclusion, the proposed variable remuneration awards for the EB members were considered fair, appropriate, and in line with legislative requirements of maximum of 20 percent of base salary. The scenario analysis did not identify any issues or new insights that would warrant further adjustments to the proposed variable remuneration awards by the SB.

2025 Executive Board performance management and reward process

The EB performance management and reward process includes a number of key steps. This process serves as the foundation to determine the variable remuneration for EB members.

1	Target-setting before the start of the year
2	Quarterly check-ins during the financial year
3	Mid-year review
4	Year-end review after the end of the financial year
5	Risk assessment after the end of the financial year

Performance measures and targets

At the start of each performance year, the SB approves performance measures and targets to ensure alignment with strategic priorities and support the delivery of ING's strategy. The target areas cover:
- Financial performance target areas, including profit-based and return-based targets; and
- Non-financial and risk performance target areas, including customer-related factors (except the CRO), risk & regulatory matters, strategy, and environment and social (sustainability) targets.

Each performance target area is weighted and when combined, all weightings total 100 percent. The CEO is aligned fully to Group performance, while for the CFO, it is a mix of both Group and functional performance targets. The non-financial targets for the CRO are predominantly based on performance targets that are linked to the function and role.

The applicable non-financial performance targets are based on ING's strategy, with customers and sustainability as the core pillars. The performance targets for the EB members reflect ING's priorities for the financial year, aiming to drive sustainable outcomes, including financial returns that drive shareholder returns in both the short and longer term. In addition, non-financial targets, including ESG-related targets, are taken into account and contribute towards sustainable long-term value creation for both ING and society. ING's remuneration approach is strongly linked to a robust and transparent performance-management process, which aims to reward sustainable performance.

The target areas, targets and weightings are included in the performance target cards for each EB member (see table '2025 variable remuneration outcome'). The performance target card consists of both quantitative- and qualitative-based targets to achieve a balanced and holistic assessment. The qualitative-based targets are assessed using a standard five-point rating scale, which is the same as ING's Step Up Performance rating approach used for the wider workforce. The overall outcome of the performance target card assessment described above is the starting point for determining the variable remuneration of the EB members.

Throughout the year, regular conversations take place between the SB and EB members to review their performance. Progress against performance measures is formally tracked and discussed at least twice a year in the mid-year and year-end reviews. The Nomination and Corporate Governance Committee takes an active role in assessing the performance of individual EB members and informs both the Risk Committee and the Remuneration Committee.

At the end of the year, the Risk Committee and Remuneration Committee provide input and assess the performance of EB members to determine the variable remuneration to be awarded. They jointly advise the SB on the recommendations to obtain final approval of the awards.

There is strong alignment and cross-participation between the Remuneration Committee, Risk Committee, Nomination and Corporate Governance Committee and ESG Committee to support effective performance and remuneration decision-making.

Managing risk and conduct (including holdback and clawback)

The integrated performance assessment process for determining variable remuneration also takes into account financial and operational performance, risk and compliance, and the behaviour and conduct of each EB member. This is supported by a robust framework for considering risk and conduct with potential adjustments to their variable remuneration awards. This is in line with regulations and the wider workforce. It includes the following elements:

- **Performance hurdles** – EB members are only eligible for consideration of their variable remuneration if both the performance hurdles are met. This is in line with all employees who are eligible for discretionary variable remuneration. For more information, see Step 2 of the 'Variable Remuneration Accrual Model'.
- **Risk and regulatory adjustments** – Performance against risk and regulatory targets within the core performance target cards are made, including an assessment of financial risk and non-financial risk targets measured on an ex-ante basis. The targets and ranges are set at the beginning of the financial year, taking into account ING's risk appetite statement framework. Performance against these risk and regulatory targets may lead to a downward or upward adjustment in variable remuneration.

- **Additional risk adjustments** – Further downward risk adjustments may also be made to variable remuneration based on broader risk management performance not within risk appetite, including additional ex-ante risk performance that needs to be considered and/or ex-post risk events that may lead to a financial or reputational impact on ING. Finally, the Risk function assesses individual risk requirements that apply to identified staff, including EB members, who are considered risk takers, which can also lead to a downward adjustment in variable remuneration, also known as a risk modifier. In the most serious of incidents, additional risk adjustments in the form of holdbacks or clawbacks[1] can also impact individual variable remuneration in line with regulatory requirements.

The CRO is responsible for recommending any risk adjustments to variable remuneration awards for the CEO and CFO. The Risk Committee is responsible for recommending this for the CRO. The SB, based on the advice of the Remuneration Committee and Risk Committee, decides on any risk adjustments to variable remuneration (potentially to zero) for EB members. As a final step in the process, and only in exceptional circumstances, the SB may exercise its discretion to adjust the variable remuneration of EB members, either upwards or downwards.

2025 Executive Board performance and remuneration

This section provides more details on the financial and non-financial performance of the EB members in 2025. Key financial and non-financial achievements against the 2025 predefined target areas are summarised in the table for each of the EB members. The SB has discussed and approved this. The individual performance against non-financial performance targets for each EB member is further summarised in a separate overview per board member in the following pages.

2025 variable remuneration outcomes						Steven van Rijswijk (CEO)			Tanate Phutrakul (CFO)			Ljiljana Čortan (CRO)		
		Target – Minimum	Target	Target – Maximum	Performance	Weighting	Assessment	Outcome	Weighting	Assessment	Outcome	Weighting	Assessment	Outcome
Financial	Profit before tax	6,664	8,330	9,997	9,148	16.7%	90%	15%	16.7%	90%	15%	8.3%	90%	7%
	Return on equity	9.7%	12.1%	14.5%	13.2%	16.7%	89%	15%	16.7%	89%	15%	8.3%	89%	7%
	Operational expenses	13,306	12,672	12,038	12,583	16.7%	83%	14%	16.7%	83%	14%	8.3%	83%	7%
Non-financial	Customer	Performance against non-financial measures are organised around these target areas. Please **see the following pages** for more details on the non-financial performance of each Executive Board member.				7.5%	86%	6%	5.0%	86%	4%	NA	NA	NA
	Risk & Regulatory					15.0%	100%	15%	17.5%	100%	18%	45.0%	92%	41%
	Strategy					12.5%	80%	10%	12.5%	100%	13%	15.0%	83%	13%
	Environment					10.0%	95%	10%	10.0%	80%	8%	10.0%	90%	9%
	Social					5.0%	87%	4%	5.0%	80%	4%	5.0%	88%	4%
Total						**100%**		**89%**	**100%**		**90%**	**100%**		**89%**
Final 2025 variable remuneration outcomes								**89%**			**90%**			**89%**
Payout of 20 percent variable remuneration cap (16 percent is at target variable remuneration)								**18%**			**18%**			**18%**

* Due to rounding, percentages presented in the table may not add up precisely to the total percentages provided.

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[1] A holdback is the forfeiture of up to 100 percent of the awarded and unvested variable remuneration, and a clawback is an arrangement under which staff have to return ownership of up to 100 percent of the paid and/or vested variable remuneration.



Steven van Rijswijk
CEO

Customer







- Increase number of mobile primary customers as this leads to deeper relationships, greater customer satisfaction, and ultimately customers choosing ING for more of their financial needs
- Increase customer satisfaction of Retail and Wholesale customers by increasing NPS

- In 2025, as part of the mobile-first ambition, the mobile primary customer base increased by over one million to 15.4 million, in line with the target.
- In 2025, ING ranked number one in five of our Retail markets on NPS: Australia, Poland, Germany, Romania and Spain, which was slightly below target. ING ranks in the top three in four markets.
- In Wholesale Banking the NPS score exceeded target, as it increased to 77, up from 74 in 2024, with clients recognising ING's sector expertise, global reach and local experts.

Risk & Regulatory

- Manage financial risk within risk appetite, with a specific focus on the revision of the use of internal models
- Manage non-financial risk within risk appetite with a specific focus on the IT risk management
- Maintain operational effectiveness of KYC

- Despite the dynamic geopolitical environment credit, financial and non-financial risk were managed well within ING's risk appetite.
- The delivery of credit risk models in 2025 was in line with the defined multi-year plan for redevelopment of credit models.
- Solid development of technology resilience capabilities including the delivery of enhancements in measuring and reporting on IT risk.
- The bank's KYC activities maintained a sustainable level of Operational Effectiveness during 2025 with enhanced oversight and challenge from the second line of defence.

Strategy

- Increase digitisation and straight-through-processing (STP) rate of customer processes

- In 2025 the digitalisation of key customer journeys continued in line with target to create the foundation for providing a superior customer experience. This is measured by the percentage of customer journeys that is handled without manual intervention, which went up from 77.2% year-end 2024 to 81.8% year-end 2025.
- Through expanded and improved digital services, customer friction was further reduced and self service options increased, including GenAI chatbots. In 2025, the number of inbound contacts to contact centres was further reduced, to an overall decline of 23 percent (versus 2021).
- Building on the targeted AI approach in five priority domains – contact centres, Know Your Customer (KYC), hyper-personalisation in marketing, Wholesale Banking Lending, and software engineering – solutions were further scaled and new opportunities explored.

Environment

- Increase sustainable volume mobilised
- Support the transition of the most carbon-intensive sectors in Wholesale Banking towards a better carbon performance, in line with our 2030 decarbonisation target

- Increased the WB financing for clients in order to allow them to pursue their sustainability objectives, as reflected in the volume mobilised methodology. In 2025 €166 billion of volumes mobilised was recorded compared to €130 billion in 2024.
- In 2025, ING became the first global systemically important bank to receive 1.5°C-aligned science-based target validation from the Science Based Targets initiative (SBTi) in relation to Terra.
- ING uses the 'Terra' approach to manage climate-related risks within the most carbon-intensive parts of our lending portfolio ultimately to converge towards net-zero by 2050. The transition of the most carbon-intensive Wholesale Banking sectors was measured using eight sector indicators. Overall, we demonstrated good progress, and two of the most carbon-intensive sectors showed a significant advance.

Social

- Strengthen organisational health with a focus on five priority areas:
  - Strategic clarity
  - Role clarity
  - Customer orientation
  - Data-driven decision-making
  - Talent development
- Increase gender balance in ING's leadership cadre

- In 2025, two OHI surveys were held and from 80 percent of our workforce feedback was received. There is sustained engagement among ING's employees and feedback showed that employees continue to value and appreciate their colleagues, the ability to work hybrid, and the opportunities that support their wellbeing.
- Female representation in senior management exceeded expectations with an increase from 32% at the end of 2024 to 35% at the end of 2025 with progress in nearly all domains.



Tanate Phutrakul
CFO



Customer





- Increase number of mobile primary customers as this leads to deeper relationships, greater customer satisfaction, and ultimately customers choosing ING for more of their financial needs
- Increase customer satisfaction of Retail and Wholesale customers by increasing NPS

- In 2025, as part of the mobile-first ambition, the mobile primary customer base increased by over one million to 15.4 million, in line with the target.
- In 2025, ING ranked number one in five of our Retail markets: Australia, Poland, Germany, Romania and Spain, which was slightly below target. ING ranks in the top three in four markets.
- In Wholesale Banking the NPS score exceeded target, as it increased to 77, up from 74 in 2024, with clients recognising ING's sector expertise, global reach and local experts.

Risk & Regulatory

- Manage financial risk within risk appetite with a specific focus on the revision of the use of internal models
- Manage non-financial risk within risk appetite with a specific focus on the IT risk management

- Despite the dynamic geopolitical environment credit, financial and non-financial risk were managed well within ING's risk appetite.
- The delivery of credit risk models in 2025 was in line with the defined multi-year plan for redevelopment of credit models.
- Solid development of technology resilience capabilities including the delivery of enhancements in measuring and reporting on IT risk.

Strategy

- Increase efficiency of finance processes while maintaining the effectiveness of controls

- Increased effectiveness of the financial reporting control environment while facilitating accelerated closing timelines, with continued focus on efficiency across Finance and IT processes.

Environment

- Continuous refinement of CSRD disclosures

- Continued improvement of the governance and internal controls supporting the preparation of the 2025 sustainability disclosures, structurally embedding the related control standard in ING's overall risk governance.
- Refined environmental disclosures to enhance readability, reflecting stakeholder feedback on 2024 reporting.

Social

- Strengthen organisational health with a focus on five priority areas:
  - Strategic clarity
  - Role clarity
  - Customer orientation
  - Data-driven decision-making
  - Talent development
- Increase gender balance in ING's leadership cadre

- In 2025, two OHI surveys were held and from 80 percent of our workforce feedback was received. There is sustained engagement among ING's employees and feedback showed that employees continue to value and appreciate their colleagues, the ability to work hybrid, and the opportunities that support their wellbeing.
- Female representation in senior management exceeded expectations with an increase from 32% at the end of 2024 to 35% at the end of 2025 with progress in nearly all domains.



Ljiljana Čortan
CRO


Risk & Regulatory

- Manage financial risk within risk appetite with a specific focus on the revision of the use of internal models
- Manage non-financial risk within risk appetite with a specific focus on the IT risk management
- Maintain operational effectiveness of KYC

- Despite the dynamic geopolitical environment credit, financial and non-financial risk were managed well within ING's risk appetite.
- The delivery of credit risk models in 2025 was in line with the defined multi-year plan for redevelopment of credit models.
- Solid development of technology resilience capabilities including the delivery of enhancements in measuring and reporting on IT risk.
- The bank's KYC activities maintained a sustainable level of Operational Effectiveness during 2025 with enhanced oversight and challenge from the second line of defence.


Strategy

- Increase efficiency of risk processes while maintaining the effectiveness of controls

---

- Increased the efficiency of non-financial risk control processes in line with expectation while maintaining the effectiveness.
- Strengthened governance to scale AI responsibly by establishing a dedicated central AI Risk Committee to oversee emerging risks in new domains such as voicebots and agentic AI capabilities.
- Contributed to the digitalisation of lending processes by delivering on the defined automation milestones in risk processes of the retail and business banking lending journeys beyond target.


Environment

- Continuous refinement of ESG risk assessment methodology

- Strengthened ING's climate stress-testing framework to assess the impact of physical and transition risks on corporate and mortgage exposures under multiple climate scenarios, using both short-term and long-term methodologies.
- Launched an enhanced ESG risk assessment platform that integrates environmental, social, and governance factors, replacing the previous ESR framework.

Social

- Strengthen organisational health with a focus on five priority areas:
  - Strategic clarity
  - Role clarity
  - Customer orientation
  - Data-driven decision-making
  - Talent development
- Increase gender balance in ING's leadership cadre

- In 2025, two OHI surveys were held and from 80 percent of our workforce feedback was received. There is sustained engagement among ING's employees and feedback showed that employees continue to value and appreciate their colleagues, the ability to work hybrid, and the opportunities that support their wellbeing.
- Female representation in senior management exceeded expectations with an increase from 32% at the end of 2024 to 35% at the end of 2025 with progress in nearly all domains.

2025 variable remuneration and total direct compensation outcomes

In 2025, we continued to deliver strong results and executed consistently on our strategy to accelerate growth, increase impact and deliver value for all stakeholders, despite ongoing macroeconomic and geopolitical uncertainty. Our net result of €6.3 billion, corresponding with a return on equity of 13.2 percent reflects solid commercial momentum, as we did more business with more customers. Total income rose to €23 billion, driven by a 15 percent increase in fee income and substantial growth in lending and deposits. Operating expenses increased year-on-year in line with guidance, reflecting continued investment in the business, while risk costs remained below the through-the-cycle average.

The number of mobile primary customers increased by over one million, bringing us to 15.4 million out of nearly 41 million total customers. Net core lending has risen by €56.9 billion, of which 38.6 billion in Retail, mainly driven by €28.5 billion of mortgage growth and €6.6 billion in Business Banking, as we remain committed to supporting small and mid-sized enterprises across our markets. In Wholesale Banking, lending grew by €18.3 billion following sustained demand in corporate lending and Working Capital Solutions. In Retail, we maintained our number one NPS position in five out of 10 retail markets, while in Wholesale Banking, we achieved an NPS of 77 in 2025, up from 74 in 2024.

Sustainability remains a strategic, business and commercial priority for ING. Sustainable volume mobilised increased to €166 billion for the full year, a 28 percent increase from 2024, demonstrating strong progress towards our long-term ambitions. We continued to support clients in their sustainability transitions across sectors and geographies, while further embedding sustainability into our core business activities.

Financial and capital results in 2025 were again well above the performance hurdles. Following this performance, the SB has conducted a thorough and balanced assessment. Based on the outcomes of this and their overall achievements, the SB concluded that the EB members delivered strong results in 2025.

Furthermore, the SB considered whether any discretionary adjustment was required, and determined that both the financial and non-financial results speak for themselves in the current environment. The SB also considered the behaviour of the EB members and saw no reason to apply any discretionary adjustments.

In the final step, the SB took into account the feedback from the CRO and Risk Committee on risk and compliance matters. Here, there was no reason to apply any individual additional risk adjustments in accordance with ING's Remuneration Regulations Framework (IRRF)[1].

Following this performance assessment process, the resulting variable remuneration award for Steven van Rijswijk is €341,666; for Tanate Phutrakul €242,193; and for Ljiljana Čortan €240,006. For the CEO, this equates to a variable remuneration award at 18 percent out of the maximum 20 percent cap. For the CFO, it represents 18 percent out of the maximum 20 percent cap, and for the CRO, it represents 18 percent out of the maximum 20 percent cap (see table '2025 variable remuneration outcomes').

Certain components of variable remuneration are not recognised in the statement of profit or loss directly, but are allocated over the vesting period of the award. As recognised in the profit or loss statement of 2025, the expenses for each EB member, relating to their role on the EB, amount to €2.8 million for the CEO, €3.3 million for the CFO, and €2.1 million for the CRO. These amounts include deferred elements from previous years, paid out in 2025.

---

[1] The IRRF consists of the most important regulatory requirements with respect to remuneration, to which all remuneration policies of majority-owned entities have to adhere. Furthermore, it consists of our general remuneration principles that apply to all staff globally working under the responsibility of ING.

The following tables (i.e. total direct compensation, pension costs and benefits) show the remuneration awarded to individual Executive Board members, with respect to the performance years 2025 and 2024.[1] All EB remuneration is paid directly by ING.

2025 remuneration outcomes

Amounts in euros (rounded figures)		1. Fixed remuneration			2. Variable remuneration		3. Extraordinary items	4. Pension benefits	5. Total remuneration	6. Proportion of fixed and variable remuneration
		Base salary	Fees	Other benefits	One-year variable[1]	Multi-year variable				
Steven van Rijswijk (CEO)	2025	1,921,200	—	534,500	341,700	—	—	27,700	2,825,100	87.9% / 12.1%
	2024	1,847,300	—	507,200	311,800	—	—	27,900	2,694,200	88.4% / 11.6%
Tanate Phutrakul (CFO)	2025	1,346,800	—	377,300	242,200	—	1,346,800 [2]	27,700	3,340,700	92.8% / 7.2%
	2024	1,270,500	—	336,100	219,700	—	—	27,900	1,854,300	88.2% / 11.8%
Ljiljana Čortan (CRO)	2025	1,346,800	—	521,900	240,000	—	—	27,700	2,136,400	88.8% / 11.2%
	2024	1,270,500	—	495,000	223,600	—	—	27,900	2,017,100	88.9% / 11.1%

[1] The variable remuneration percentages over 2025 for the EB members are as follows: CEO 18%, CFO 18% and CRO 18%. Thus the ratio between base salary and total direct compensation is as follows: CEO 84.9%, CFO 84.8% and CRO 84.9%.
[2] In accordance with the Executive Board Remuneration Policy and with due observance of applicable legal requirements, a severance payment equal to one year's base salary has been granted.

Benefits

The individual members of the EB receive benefits. The table below shows the breakdown of all benefits paid in 2025.

Breakdown of benefits paid in 2025

Amounts in euros (rounded figures)	Steven van Rijswijk (CEO)	Tanate Phutrakul (CFO)	Ljiljana Čortan (CRO)
Contribution individual savings plans	67,200	47,100	47,100
Individual savings allowance	395,800	268,300	268,300
Travel and accident insurance	16,400	16,400	16,400
Other benefits[1]	55,100	45,400	190,000
Total	**534,500**	**377,300**	**521,900**

[1] This includes expatriate allowances (such as housing, school/tuition fees and international health insurances, if applicable); banking and insurance benefits from ING (on the same terms as for other employees of ING in the Netherlands); tax and financial planning services to ensure compliance with the relevant legislative requirements, and the use of a company car or driver service.

[1] ING indemnifies the members of the EB against direct financial losses in connection with claims from third parties filed, or threatened to be filed, against them by virtue of their service as a member of the EB, as far as permitted by law, on the conditions laid down in the Articles of Association and their commission contract. ING has taken out liability insurance for the members of the EB.

Shares

Deferred shares, awarded as part of the variable remuneration, are shares conditionally granted subject to a tiered vesting over a period of five years, with the ultimate value of each deferred share based on ING's share price on the vesting date. This is conditional on there being no holdback. The main condition for vesting is that these shares require continued employment through vesting date. The table below details all share-based remuneration for the EB members.

Share-based remuneration for Executive Board members

	The main conditions of share award plans					Information regarding the reported financial year							
					Opening balance			During the year			Closing balance		
1	2	3	4	5	6A	6B	6C	7	8	9	10	11A	11B
	Specification of plan[1]	Performance period	Granting/ offering date	Vesting date	End of retention period	Shares held at the beginning of the year	Shares subject to retention at the beginning of the year	Shares sold-to-cover[2]	Shares granted/ offered	Shares vested	Shares subject to a performance condition	granted/ offered and unvested at year-end	Shares subject to a retention period	Vested shares sold-to-cover[2]
Steven van Rijswijk (CEO)	LSPP Upfront Shares	2019	11/05/2020	11/05/2020	11/05/2025	-	4,193	3,350	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2021	11/05/2025	-	1,241	1,022	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2022	11/05/2025	-	1,224	1,039	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2023	11/05/2025	-	1,202	1,061	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2024	11/05/2025	-	1,174	1,089	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2025	11/05/2026	2,263	-	-	-	2,263	-	-	1,174	1,089
	LSPP Upfront Shares	2021	09/05/2022	09/05/2022	09/05/2027	-	5,108	4,082	-	-	-	-	5,108	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2023	09/05/2027	-	1,512	1,245	-	-	-	-	1,512	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2024	09/05/2027	-	1,491	1,266	-	-	-	-	1,491	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2025	09/05/2027	2,757	-	-	-	2,757	-	-	1,464	1,293
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2026	11/05/2027	2,757	-	-	-	-	-	2,757	-	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2027	11/05/2028	2,757	-	-	-	-	-	2,757	-	-
	LSPP Upfront Shares	2022	11/05/2023	11/05/2023	11/05/2028	-	4,846	3,872	-	-	-	-	4,846	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2024	11/05/2028	-	1,434	1,181	-	-	-	-	1,434	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2025	11/05/2028	2,615	-	-	-	2,615	-	-	1,415	1,200
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2026	11/05/2028	2,615	-	-	-	-	-	2,615	-	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2027	11/05/2028	2,615	-	-	-	-	-	2,615	-	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2028	11/05/2029	2,618	-	-	-	-	-	2,618	-	-
	LSPP Upfront Shares	2023	10/05/2024	10/05/2024	10/05/2029	-	5,415	4,327	-	-	-	-	5,415	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2025	10/05/2029	2,922	-	-	-	2,922	-	-	1,602	1,320
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2026	10/05/2029	2,922	-	-	-	-	-	2,922	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2027	10/05/2029	2,922	-	-	-	-	-	2,922	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2028	11/05/2029	2,922	-	-	-	-	-	2,922	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2029	11/05/2030	2,925	-	-	-	-	-	2,925	-	-
	LSPP Upfront Shares	2024	09/05/2025	09/05/2025	09/05/2030	-	-	-	7,965	7,965	-	-	4,427	3,538
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2026	09/05/2030	-	-	-	2,389	-	-	2,389	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2027	09/05/2030	-	-	-	2,389	-	-	2,389	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2028	09/05/2030	-	-	-	2,389	-	-	2,389	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2029	11/05/2030	-	-	-	2,389	-	-	2,389	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2030	11/05/2031	-	-	-	2,391	-	-	2,391	-	-
Total						35,610	28,840	23,534	19,912	18,522	-	37,000	29,888	8,440

Share-based remuneration for Executive Board members – continued

	The main conditions of share award plans					Information regarding the reported financial year								
						Opening balance			During the year		Closing balance			
	1	2	3	4	5	6A	6B	6C	7	8	9	10	11A	11B
	Specification of plan[1]	Performance period	Granting/ offering date	Vesting date	End of retention period	Shares held at the beginning of the year	Shares subject to retention at the beginning of the year	Shares sold-to-cover[2]	Shares granted/ offered	Shares vested	Shares subject to a performance condition	granted/ offered and unvested at year-end	Shares subject to a retention period	Vested shares sold-to-cover[2]
Tanate Phutrakul (CFO)	LSPP Deferred Units Idnt (Equity settled)	2017	27/03/2018	27/03/2024	NULL	-	200	201	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2018	27/03/2019	27/03/2024	27/03/2025	-	117	110	-	-	-	-	-	-
	LSPP Upfront Shares	2019	11/05/2020	11/05/2020	11/05/2025	-	3,934	3,144	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2021	11/05/2025	-	1,164	959	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2022	11/05/2025	-	1,148	975	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2023	11/05/2025	-	1,127	996	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2024	11/05/2025	-	1,102	1,021	-	-	-	-	-	-
	LSPP Deferred Shares Idnt	2019	11/05/2020	11/05/2025	11/05/2026	2,124	-	-	-	2,124	-	-	1,102	1,022
	LSPP Upfront Shares	2021	09/05/2022	09/05/2022	09/05/2027	-	3,700	2,956	-	-	-	-	3,700	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2023	09/05/2027	-	1,095	902	-	-	-	-	1,095	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2024	09/05/2027	-	1,080	917	-	-	-	-	1,080	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2025	09/05/2027	1,997	-	-	-	1,997	-	-	1,061	936
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2026	11/05/2027	1,997	-	-	-	-	-	1,997	-	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2027	11/05/2028	1,997	-	-	-	-	-	1,997	-	-
	LSPP Upfront Shares	2022	11/05/2023	11/05/2023	11/05/2028	-	3,351	2,678	-	-	-	-	3,351	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2024	11/05/2028	-	991	817	-	-	-	-	991	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2025	11/05/2028	1,808	-	-	-	1,808	-	-	978	830
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2026	11/05/2028	1,808	-	-	-	-	-	1,808	-	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2027	11/05/2028	1,808	-	-	-	-	-	1,808	-	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2028	11/05/2029	1,811	-	-	-	-	-	1,811	-	-
	LSPP Upfront Shares	2023	10/05/2024	10/05/2024	10/05/2029	-	4,051	3,237	-	-	-	-	4,051	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2025	10/05/2029	2,186	-	-	-	2,186	-	-	1,198	988
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2026	10/05/2029	2,186	-	-	-	-	-	2,186	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2027	10/05/2029	2,186	-	-	-	-	-	2,186	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2028	11/05/2029	2,186	-	-	-	-	-	2,186	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2029	11/05/2030	2,188	-	-	-	-	-	2,188	-	-
	LSPP Upfront Shares	2024	09/05/2025	09/05/2025	09/05/2030	-	-	-	5,612	5,612	-	-	3,119	2,493
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2026	09/05/2030	-	-	-	1,683	-	-	1,683	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2027	09/05/2030	-	-	-	1,683	-	-	1,683	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2028	09/05/2030	-	-	-	1,683	-	-	1,683	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2029	11/05/2030	-	-	-	1,683	-	-	1,683	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2030	11/05/2031	-	-	-	1,686	-	-	1,686	-	-
Total						**26,282**	**23,060**	**18,913**	**14,030**	**13,727**	**-**	**26,585**	**21,726**	**6,269**

Share-based remuneration for Executive Board members – continued

	The main conditions of share award plans					Information regarding the reported financial year								
						Opening Balance			During the year		Closing balance			
	1	2	3	4	5	6A	6B	6C	7	8	9	10	11A	11B
	Specification of plan[1]	Performance period	Granting/ offering date	Vesting Date	End of retention period	Shares held at the beginning of the year	Shares subject to retention at the beginning of the year	Shares sold-to-cover[2]	Shares granted/ offered	Shares vested	Shares subject to a performance condition	granted/ offered and unvested at year-end	Shares subject to a retention period	Vested shares sold-to-cover[2]
	LSPP Upfront Shares	2021	09/05/2022	09/05/2022	09/05/2027	-	4,478	1,936	-	-	-	-	4,478	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2023	09/05/2027	-	1,331	593	-	-	-	-	1,331	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2024	09/05/2027	-	1,319	605	-	-	-	-	1,319	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2025	09/05/2027	1,924	-	-	-	1,924	-	-	1,302	622
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2026	11/05/2027	1,924	-	-	-	-	-	1,924	-	-
	LSPP Deferred Shares Idnt	2021	09/05/2022	11/05/2027	11/05/2028	1,925	-	-	-	-	-	1,925	-	-
	LSPP Upfront Shares	2022	11/05/2023	11/05/2023	11/05/2028	-	4,419	1,911	-	-	-	-	4,419	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2024	11/05/2028	-	1,313	586	-	-	-	-	1,313	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2025	11/05/2028	1,899	-	-	-	1,899	-	-	1,301	598
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2026	11/05/2028	1,899	-	-	-	-	-	1,899	-	-
	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2027	11/05/2028	1,899	-	-	-	-	-	1,899	-	-
Ljiljana Čortan (CRO)	LSPP Deferred Shares Idnt	2022	11/05/2023	11/05/2028	11/05/2029	1,899	-	-	-	-	-	1,899	-	-
	LSPP Upfront Shares	2023	10/05/2024	10/05/2024	10/05/2029	-	4,724	2,042	-	-	-	-	4,724	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2025	10/05/2029	2,029	-	-	-	2,029	-	-	1,403	626
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2026	10/05/2029	2,029	-	-	-	-	-	2,029	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2027	10/05/2029	2,029	-	-	-	-	-	2,029	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2028	11/05/2029	2,029	-	-	-	-	-	2,029	-	-
	LSPP Deferred Shares Idnt	2023	10/05/2024	11/05/2029	11/05/2030	2,033	-	-	-	-	-	2,033	-	-
	LSPP Upfront Shares	2024	09/05/2025	09/05/2025	09/05/2030	-	-	-	5,713	5,713	-	-	3,989	1,724
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2026	09/05/2030	-	-	-	1,713	-	-	1,713	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2027	09/05/2030	-	-	-	1,713	-	-	1,713	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2028	09/05/2030	-	-	-	1,713	-	-	1,713	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2029	11/05/2030	-	-	-	1,713	-	-	1,713	-	-
	LSPP Deferred Shares Idnt	2024	09/05/2025	11/05/2030	11/05/2030	-	-	-	1,717	-	-	1,717	-	-
Total						**23,518**	**17,584**	**7,673**	**14,282**	**11,565**	**-**	**26,235**	**25,579**	**3,570**

1 All Executive Board members participate in the ING Group Long-term Sustainable Performance Plan (LSPP) and receive their shares under its plan rules.
2 These refer to the number of shares sold at the vesting date to cover the estimated tax liabilities on the vested awards.

Loans and advances to Executive Board members

EB members may obtain banking and insurance services from ING Group and its subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The EB members do not receive privileged financial services. On 31 December 2025, there were no loans or advances outstanding to the EB members.

ING shares held by Executive Board members

EB members are encouraged to hold ING shares as a long-term investment to maintain alignment with ING. The table below shows an overview of the shares held by members of the EB on 31 December 2025 and 2024.

ING shares held by Executive Board members		
Numbers of shares	2025	2024
Steven van Rijswijk (CEO)	111,990	101,908
Tanate Phutrakul (CFO)	40,618	33,160
Ljiljana Čortan (CRO)	25,579	17,584

Internal ratio

In line with the Dutch Corporate Governance Code, ING calculates the internal ratio of the remuneration for the CEO compared to the average remuneration of all ING staff. Using the CEO's total remuneration (i.e., the total of fixed and variable remuneration, including benefits such as pension and allowances) compared to the average remuneration for all ING staff, the ratio in 2025 was 1:24. The ratio is the same as disclosed last year. It declined initially and has since remained unchanged for the past three years, mainly because the CEO's average remuneration has increased in line with the average remuneration increases of ING staff.

CEO pay ratio



ING is also required to disclose the annual total remuneration ratio based on the European Sustainability Reporting Standards (ESRS), which deviates from the internal ratio. For more information, see the 'Own Workforce' section in the Sustainability statement.

Furthermore, we calculated the average ratio of total remuneration for the CFO and CRO compared to all ING staff. On that basis, the average ratio in 2025 for the CFO and CRO was 1:18, which is comparable to that of 2024.

Remuneration versus company performance and average employee remuneration

The table on the next page shows the development of directors' remuneration (EB and SB members), company performance, and the average remuneration of an ING employee. This is carried out by showing the development of the remuneration for EB and SB members over the past five years presented in percentages. This table comes from the draft (non-binding) 'Guidelines on the standardised presentation of the remuneration report' from the European Commission.

To maintain the Supervisory Board's independent role, its remuneration is not linked to company performance metrics.

The relative performance of the company is presented on three different metrics over the past five years. The metrics consist of:
- Mobile primary customer;
- Profit before tax for ING Group; and
- Return on equity based on IFRS-EU equity.

Finally, we present the development of the remuneration on average (per employee). For this number, we use the same data as for the internal ratio.

Development of directors' remuneration, company performance and employee remuneration [1]

Amount in thousands of euros unless otherwise stated	FY 2025	FY 2025 vs FY 2024		FY 2024 vs FY 2023		FY 2023 vs FY 2022		FY 2022 vs FY 2021		FY 2021 vs FY 2020	
Directors' remuneration (Executive Board) [2, 3, 4, 5]											
Steven van Rijswijk (CEO)	2,263	104	4.8%	83	4.0%	23	1.1%	-24	-1.2%	578	38.6%
Tanate Phutrakul (CFO)	1,589	99	6.6%	44	3.0%	33	2.3%	-27	-1.9%	218	17.9%
Ljiljana Čortan (CRO)	1,587	93	6.2%	64	4.5%	7	0.5%	-	-	-	-
Directors' remuneration (Supervisory Board) [6]											
Karl Guha (chairperson)	222	16	7.6%	-	-	-	-	-	-	-	-
Mike Rees (vice-chairperson)	170	12	7.8%	7	4.6%	12	8.8%	10	7.8%	0	0%
Juan Colombás	154	13	8.9%	18	14.7%	21	20.4%	8	8.5%	-	-
Stuart Graham	86	-	-	-	-	-	-	-	-	-	-
Margarete Haase	147	19	14.6%	11	9.3%	6	4.9%	8	7.7%	-1	-1.0%
Lodewijk Hijmans van den Bergh	117	6	5.2%	4	3.4%	11	10.8%	-	-	-	-
Petri Hofsté	46	-	-	-	-	-	-	-	-	-	-
Herman Hulst	117	6	5.2%	4	3.4%	8	7.5%	5	5.0%	-	-
Harold Naus	117	11	10.2%	8	8.7%	6	6.0%	-3	-2.9%	-	-
Alexandra Reich	132	14	11.4%	-	-	-	-	-	-	-	-
Herna Verhagen	128	17	15.1%	4	3.4%	6	5.4%	2	2.0%	-21	-17.4%
Company's performance											
Mobile primary customer (in mln) [7]	15.4	-	-	-	-	-	-	-	-	-	-
Profit before tax ING Group (in mln)	9,148	-152	-2%	-1,192	-11%	4,990	91%	-1,280	-19%	2,973	78%
Return on equity based on IFRS-EU equity	13.2%	0.2%	1.5%	-1.8%	-12%	7.6%	106%	-2%	-22%	4.4%	92%
Average employee remuneration											
Average fixed and annual variable remuneration	85	3.9	4.8%	3.8	4.9%	4.8	6.5%	2.4	3.5%	2.7	4.0%

[1] For consistency reasons, this table only makes a comparison between two full financial years, in which the respective EB or SB member served in their role as board member.
[2] The remuneration of the EB consists of base salary and variable remuneration (total direct compensation).
[3] Variable remuneration for the EB is included in the year in which the performance was delivered i.e. prior to the year in which it is paid out.
[4] Fixed remuneration for EB members is not linked to company performance but is predominantly based on a benchmark exercise. Total direct compensation of EB members should stay below the median of the benchmark, in line with the Dutch Banking Code. This has a mitigating effect on the correlation with company performance.
[5] The relative total compensation increase from 2020 to 2021 is mainly caused by the fact that no variable remuneration was awarded for the performance year 2020.
[6] There is no relation between SB remuneration and company performance. SB members do not receive any variable remuneration. This remuneration is based on fixed fees related to their role and number of meetings. The high fluctuations are caused by the role changes during the year and differences in the number of meetings.
[7] In 2025, ING moved from the metric primary customers to mobile primary customers.

Proposed updates to Executive Board Remuneration Policy

In 2025 we conducted an extensive review of our Executive Board Remuneration Policy and the remuneration level of our EB. Over the past years, ING was successful, based on our strong brand, digital DNA, entrepreneurial culture, good employee engagement and strong results. That makes us attractive as an employer, but it is imperative we continue to remain so. Our review showed that the EB compensation is well below the market level and that the gap has widened in recent years. These factors reinforce the need to act now, applying a balanced approach to ensure long-term competitiveness and success in retaining and attracting talent.

Remuneration is an important and sensitive topic, and viewpoints on the topic vary for different stakeholder groups. For this reason, in 2025 and 2026 as part of the renewal process of the Remuneration Policy, the Supervisory Board conducted a comprehensive stakeholder engagement process with shareholders, regulators, customers, employees (via the Central Works Council), and wider society to take their views into account. This resulted in valuable feedback on the proposals, which were broadly supported.

ING's goal is to position the total direct compensation of the EB slightly below the market median of the peer group, using a progressive, step-by-step approach as further explained in the proposed new Remuneration Policy for the EB. As part of this approach, the Supervisory Board aims to increase the CEO's base salary by 5-7 percent per year and the CFO's and CRO's base salaries by 7-9 percent per year. If any of the Executive Board positions reaches just below median, the increase will cease and again be reviewed the following year. For the avoidance of doubt: any increases to the annual base salary remain at the full discretion of the SB and are therefore not guaranteed. In making such decisions, the SB will consider all relevant circumstances, including performance, market developments, internal pay ratios and salary increase for other employees within ING (including Dutch CLA and wider workforce increases), stakeholder views, and the other factors that are considered when determining base salaries.

The proposed new Remuneration Policy for the Executive Board also includes a fixed shares plan for its members. To strengthen alignment with long-term shareholder experience, at least 50 percent of any annual base salary increase for the EB will be delivered as fixed share salary, to be used to acquire ING Groep N.V. ordinary shares (fixed shares). These fixed shares will be acquired quarterly in arrears and will be subject to a five-year holding period.

For more information on the proposed new Executive Board Remuneration Policy, please refer to the letter of the Chairperson of the SB RemCo. The full proposed updated Executive Board Remuneration Policy is available on ing.com/about-us/corporate-governance/remuneration.

2026 Executive Board remuneration

For 2026, the SB considers it appropriate to increase the CEO's base salary by 5 percent, and the CFO's and CRO's base salaries each by 7 percent. The proposed increase for the CEO is broadly in line with the Dutch CLA and wider workforce increases. These adjustments represent a step in reducing the gap with the market median, while still remaining well below median levels after the 2026 adjustments and continuing to follow our policy aim of positioning total direct remuneration just below the median over time. Delivering 50 percent of the increase in fixed shares, subject to a five-year retention period, further strengthens alignment with long-term shareholder interests.

2026 annual variable remuneration performance measures
Performance measures with appropriately stretching targets have been selected to cover a range of financial, non-financial, and risk objectives that support ING's key strategic priorities. The performance measures and weightings for the 2026 annual variable remuneration are presented on the next page.

For 2026, the table below outlines the target areas and their respective percentage weightings for EB members, as well as the corresponding stakeholder groups:

2026 Target areas		CEO Weighting	CFO Weighting	CRO Weighting	Alignment stakeholder groups
Financial					
Profit before tax		16.7%	16.7%	8.3%	
Return on tangible equity		16.7%	16.7%	8.3%	
Operational expenses		16.7%	16.7%	8.3%	
		50%	**50%**	**25%**	
Non-financial					
Customer	▪ Increase number of mobile primary customers as this leads to deeper relationships, greater customer satisfaction, and ultimately customers choosing ING for more of their financial needs[1] ▪ Increase customer satisfaction of Retail and Wholesale by increasing NPS[2]	7.5%	5%	NA	 
Risk & Regulatory	▪ Manage financial risk within risk appetite ▪ Manage non-financial risk within risk appetite ▪ Delivery on regulatory programmes including risk data and reporting enhancements	15%	17.5%	45%	
Strategy	▪ Increase digitisation and straight-through-processing (STP) rate of customer processes ▪ Accelerating the responsible and effective use of artificial intelligence to unlock new opportunities and efficiencies	12.5%			 
	▪ Harden the internal and external reporting processes		12.5%		
	▪ Increase efficiency of risk processes while maintaining the effectiveness of controls ▪ Accelerate AI use in risk practices in a responsible and effective way			15%	
Environment	▪ Increase WB financing for clients to allow them to pursue their sustainability objectives (as reflected in sustainable volume mobilised)[3] ▪ Managing and mitigating transition risk exposure relating to WB clients in the most carbon-intensive sectors[4]	10%			  
	▪ Further enhancement of ESG disclosures in line with applicable reporting requirements		10%		
	▪ Continuous refinement of ESG risk assessment methodology[5]			10%	
Social	▪ Strengthen organisational health with a focus on five priority areas: strategic clarity, role clarity, customer orientation, data-driven decision making, talent development ▪ Increase ING's attractiveness as an employer as reflected in the gender balance in ING's leadership cadre[6]	5%	5%	5%	 
		50%	**50%**	**75%**	
Total		**100%**	**100%**	**100%**	

Legend: 👥 Our people 📈 Shareholders 🏛 Regulators 👤 Our customers 🌐 Society at large

1 The number of mobile primary customers means the number of customers who are primary customers with at least one mobile interaction through our app or mobile website per quarter (2025: 15.4 million; 2024: 14.4 million).
2 NPS means net promoter score and indicates whether customers would recommend ING to others. See 'Our NPS performance' for more information.
3 For more information on the detailed methodology, see the 'Appendix to the Executive Board report' and ing.com (2025: €166 billion; 2024: €130 billion).
4 Transition risk exposure is evaluated by reference to the Terra approach.
5 ESG risk-assessment methodology refers to designing and integrating the Prudential Transition Plan in line with EBA ESG Risk Guidelines.
6 Gender balance is measured as the percentage of female representation in senior management positions. The evaluation of gender balance for the purposes of determining whether this non-financial target has been satisfied should exclude any employees located in jurisdictions where gender-based targets may be subject to any restrictions or other considerations under applicable law or regulation.

Supervisory Board remuneration

Our Supervisory Board Remuneration Policy was approved by shareholders at the 2024 AGM and became effective retroactively from 1 January 2024 until the 2028 AGM at the latest. The full policy, including contract information and governance, can be found on ING.com/remuneration. The Supervisory Board Remuneration Policy aims to enable ING to attract qualified SB members with the ability, experience, skills, values, and behaviours to deliver on ING's strategy, long-term interests, and sustainability.

Supervisory Board Remuneration Policy summary

The SB remuneration structure is outlined in the Supervisory Board Remuneration Policy. The remuneration components and operation of the Supervisory Board Remuneration Policy are set out below.

Remuneration component	Operation
Annual remuneration, committee fees and attendance fees	• SB members receive fees for their service on the SB as set out in the remuneration structure table below. The remuneration is awarded to the SB members by the General Meeting.[1] • The remuneration structure reflects the roles and responsibilities of individual SB members. • All fees are paid out fully in cash. No variable remuneration is provided (and therefore none is disclosed) to ensure that the SB members can maintain independence and provide objective stewardship of ING, thereby contributing to the long-term performance of the company. • Any changes in the fee levels will be presented in ING's Annual Report for the relevant year.[1,2]
Expenses	• SB members are reimbursed for their travel and business-related expenses incurred in their capacity as SB members.

Annually the total fees of SB members are reviewed against comparable positions in the market. For this benchmarking process, the SB uses the same peer group as is used for the EB, see 'Executive Board benchmark approach'.

In accordance with the Articles of Association, ING indemnifies the members of the SB as far as legally permitted, against direct financial losses in connection with claims from third-parties filed, or threatened to be filed against them by virtue of their services as a member of the SB.

2025 Supervisory Board remuneration

The following visual shows the remuneration, including attendance fees, for each SB member. All fees for the SB are paid directly by ING. For total costs for the SB, see Note 45 'Related parties'.[3]



x 1,000 euros   ■ 2025   ■ 2024

Member	Year	Value
Karl Guha (chairperson)	2025	222
	2024	206
Mike Rees (vice-chairperson)	2025	170
	2024	158
Juan Colombás	2025	154
	2024	141
Stuart Graham[2]	2025	86
Margarete Haase	2025	147
	2024	128
Lodewijk Hijmans van den Bergh	2025	117
	2024	111
Petri Hofsté[3]	2025	46
Herman Hulst	2025	117
	2024	111
Harold Naus	2025	117
	2024	106
Alexandra Reich	2025	132
	2024	118
Herna Verhagen	2025	128
	2024	111

Loans and advances to Supervisory Board members

SB members may obtain banking and insurance services from ING and its subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The SB members do not receive privileged financial services. On 31 December 2025, there were no loans or advances outstanding to SB members.

ING shares held by Supervisory Board members

SB members are permitted to hold ING shares as a long-term investment. The table below shows the holdings by members of the SB on 31 December 2025 and 2024.

ING shares held by Supervisory Board members		
Numbers of shares	2025	2024
Stuart Graham	4,100	–
Herman Hulst	3,650	3,650
Harold Naus	1,645	1,645

---

[1] SB members are not eligible for retirement benefits nor any other benefits in relation to their position on the SB.
[2] Stuart Graham was appointed to the SB by the AGM on 22 April 2025 with effect from 1 July 2025. The remuneration figures for 2025 reflect a partial year as a member of the SB.
[3] Petri Hofsté was appointed to the SB by the AGM on 22 April 2025 with effect from 1 July 2025. The remuneration figures for 2025 reflect a partial year as a member of the SB.

Proposed updates to Supervisory Board Remuneration Policy

In 2025 we undertook an extensive review of our Supervisory Board Remuneration Policy and the remuneration level of our Supervisory Board. Our review showed that roles have changed, and required time commitment and regulatory complexity have increased. At the same time, the compensation of our Supervisory Board is well below market levels and the gap has widened in recent years. These factors reinforce the need to act now, taking a balanced approach to ensure long-term competitiveness and success in retaining and attracting talent.

Remuneration is an important and sensitive topic, and viewpoints on the topic vary for different stakeholder groups. For this reason, in 2025 and 2026 as part of the renewal process of the Remuneration Policy, the Supervisory Board conducted a comprehensive stakeholder engagement process with shareholders, regulators, customers, employees (via the Central Works Council), and wider society to take their views into account. This resulted in valuable feedback on the proposals, which were broadly supported.

ING proposed to take a progressive, step-by-step approach by moving the Supervisory Board fees closer to the market median over the lifetime of the proposed new Supervisory Board Remuneration Policy. This includes increasing the annual retainer fees of the Supervisory Board annually by 9 percent. In addition, the Supervisory Board committee fees will be increased annually by €10,000 for the Chairpersons of the Risk and Audit Committees, €7,500 for all other Committee Chairpersons, and €3,000 for Committee members.

ING will continue with the annual process of performing a benchmark review. For the duration of the policy the above-mentioned annual increases will continue to apply, unless the annual benchmark review demonstrates that applying this increase would result in the fees for a specific role exceeding the threshold of 3 percent below market median of comparable positions in the peer group. In such a case, the increase for that specific role for the relevant year will be limited to the exact percentage required to achieve a fee that is 3 percent below the market median. Once a fee for a specific role has reached a position that is 3 percent below the market median, the fee will be indexed annually based on the salary increases for the wider workforce within ING (or lower) for that relevant year, provided that such an indexation does not result in the fee exceeding the threshold of 3 percent below the market median.

ING furthermore proposes to introduce a travel allowance for the Supervisory Board. In certain circumstances they are required to travel outside country or continent of residence for additional meetings with external parties that go beyond and cannot be combined with scheduled board meetings. The travel allowance compensates for the time and effort associated with these additional activities. The amounts will be the same as the attendance fees and reflect the additional time spent.

2026 Supervisory Board remuneration

For 2026, Supervisory Board annual retainer and committee fees will be increased in line with the proposed new Supervisory Board Remuneration Policy. The attendance fees will be increased by 4.3 percent in line with the annual indexation percentage increase of the wider workforce.[1] These changes are subject to adoption at the 2026 Annual General Meeting of the updated Supervisory Board Remuneration Policy and would take effect retroactively from 1 January 2026.

These adjustments represent the first step in a gradual process to reduce the gap with the market median, while remaining well below median levels after the 2026 adjustments and continuing to follow our policy aim of positioning just below median over time.

This results in the following amounts:

Supervisory Board remuneration		
Amounts in euros[2]	2025	2026
Annual remuneration		
Chairperson SB	138,500	150,900
Vice-chairperson SB	105,300	114,700
SB Member	77,500	84,400
Committee/Ad hoc Committee fees (annual amounts)[3]		
Audit & Risk Committee chairperson	22,000	32,000
Other Committee chairperson	22,000	29,500
Committee Member	11,000	14,000
Attendance fees (per meeting)		
Attendance fee outside country of residence	2,100	2,100
Attendance fee outside continent of residence	7,800	8,100
Travel allowance (per meeting)		
Travel allowance outside country of residence	-	2,100
Travel allowance outside continent of residence	-	8,100

---

1 Included are all countries within the Eurozone where ING operates the full scope of banking services.
2 For display and administrative purposes, the increased/index-linked figures are rounded down to nearest hundred.
3 The Supervisory Board may appoint ad hoc committees to provide flexibility in its supervisory tasks, allowing for efficient handling of certain matters such as complex projects and decisions or strategic planning.

FOR INFORMATION ONLY AT 2026 ING GROEP N.V. ANNUAL GENERAL MEETING (AGM)

Group variable remuneration outcomes

In determining the 2025 Group discretionary variable remuneration pool, the SB considered:

- the Group's financial and non-financial performance in 2025;
- the performance of business lines within the Group and their contributions to our strategic targets; and
- the Group's capital position and current and future risks.

The award of discretionary variable remuneration is based on a transparent, structured, and robust mechanism for measuring performance and applying risk adjustments (the Variable Remuneration Accrual Model or VRAM). The VRAM construct follows a five-step process – as shown in the graphic to the right – to determine Group and business line risk-adjusted variable remuneration pools.

Based on this, the SB approved a Group discretionary VR pool for 2025 performance of €477.3 million (2024: €421.6 million), representing an increase of 7.7 percent compared to the target baseline ('starting point') and 13.2 percent compared to the final VR pool for 2024. Risk and conduct adjustments to the 2025 VR pool are slightly higher than those applied in 2024.

Collective variable remuneration is determined by collective labour agreements, which are shaped by regulations, laws and/or workers council agreements across various countries. In recent years the total amount of collective variable remuneration has remained relatively stable and typically accounts for around 20 percent of the total spend on variable remuneration.

Overall, the total actual amount of both discretionary and collective variable remuneration awarded to all eligible employees globally for 2025 was €576.1 million (€98.8 million in collective variable remuneration), compared to the total staff expenses of €7,600 million. For 2024, the total amount was €522.7 million (€101.1 million in collective variable remuneration) on €7,184 million staff expenses.

In 2025, 26 employees, excluding members of the Management Board Banking, were awarded total annual remuneration (including employer pension contributions and excluding severance payments made) of €1 million or more. For more information on our CRR disclosure (including a breakdown by each group of employees), see the section 'Annual reports' on ing.com.

At the 2021 AGM, shareholders approved an increased maximum percentage of 100 percent up to 200 percent for employees outside the EEA, applicable for five performance years through to the end of 2026, in line with the Dutch Wbfo[1]. At the 2026 AGM, we will ask for a new mandate to apply an increased maximum percentage of up to 200 percent for employees outside the EEA for a further period of five performance years, from 2027 until 2031.

---

[1] For 2025, it was applied to 49 staff members worldwide. This mandate is used on an exceptional basis by ING and in 2022, 2023 and 2024 also applied to a limited number of employees worldwide.

Variable Remuneration Accrual Model









Step 1
Set-up of target Group VR pool

- Individual targets
- ▼
- Target Group VR pool

Step 2
Conditions to qualify for a VR award or reduce pools potentially to zero
Meeting basic prudential & performance risk conditions

- Return on equity
- Common equity tier 1 (SREP)

Step 3
Performance measures Assessing performance

Financial performance
- Profit before tax
- Return on equity
- Operating expenses
- Business line quantitative

Non-financial & risk performance
- Customer
- Risk & Regulatory
- Strategy
- Environment
- Social

Step 4
Set-up final Group and business line VR pool: CEO discretion

- Additional performance factors
- ▼
- CEO discretion
- ▼
- Final Group VR pool
- Business line VR pool

Step 5
Additional risk adjustment
Applying additional ex-ante and ex-post risk adjustment (material risk events and individual risk modifiers)

- **Step 5i** Additional ex-ante and ex-post risk adjustments
- ▼
- **Step 5ii** Employee significant incidents and ex-post risk adjustments
- ▼
- Final Group VR pool
- Business line VR pool

Step 1

Target VR pool is a sum of individual VR targets which are set in reference to market pay levels.

Step 2

ROE and CET1 hurdles, as qualifiers, are requirements that both need to be met before the VR pools can be unlocked.

Step 3

Performance scorecards are based on assessments against financial, non-financial and risk measures, and the pool may increase or decrease depending on financial and non-financial results.

Step 4

Group CEO reviews the VR pools and, where appropriate, makes a discretionary recommendation to adjust upwards or downwards the VR pools based on performance parameters.

Step 5

Final and independent risk assessment where the Group CRO can recommend to adjust upwards or downwards the VR pools based on any exceptional risk performance at a Group, business line, entity or team level.

Furthermore, the Group CRO also recommends risk modifiers to individual variable awards where risk requirements are below expectations applicable only to IDS Risk Takers* as well as holdback (i.e. forfeiture of up to 100 percent of the unvested variable remuneration awards) and/or clawback sanctions (i.e. repayment of up to 100 percent of the paid or vested variable remuneration) for employee significant incidents.

* Identified staff reporting hierarchically to a business line and not working in a control function.

Executive Board statement

In accordance with best practice provision 1.4.3 of the 2025 Dutch Corporate Governance Code, the Executive Board (EB) of ING Groep N.V. states that it is responsible for the design, implementation and functioning of ING's internal risk management and control systems.

ING's internal risk management and control is a process, carried out by the EB, senior management and other personnel. It is designed to mitigate relevant risks within set risk appetites and provide assurance regarding the achievement of objectives in the following categories:
- Effectiveness and efficiency of operations;
- Reliability of financial and non-financial information;
- Compliance with laws, regulations and internal policies, and the ING Values as part of the Orange Code;
- Safeguarding of assets, identification and management of liabilities;
- Strategic goals of ING Groep N.V.

The management report elaborates on ING's identified financial and non-financial risks (including credit risk, solvency risk, market risk, operational risk, IT risk, model risk, compliance risk, funding and liquidity risk, environmental, social and governance risk and business risk) and how these risks are managed under 'Risk management'. Its sections provide insight into the potential impact on ING Groep N.V. that stem from these identified risks. The design and functioning of the internal risk management and control systems are based on the Enterprise Risk

Management Framework, the Risk Appetite Framework and underlying risk management frameworks.

These frameworks, further explained under 'Risk management', combine various financial and non-financial risk disciplines into a single converged approach and provide the businesses with an overview on their risks and the way these are managed. This view allows the EB and senior management to form an opinion on the adequacy of internal risk management and control systems regarding the risks they face while pursuing ING's strategy.

In addition, ING has a process in place where, under the supervision and with the participation of the CEO and CFO, ING assesses the effectiveness of internal control over financial reporting, based on the criteria of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Reporting – Integrated Control Framework (2013 Framework).

The design and operation of the internal risk management and control systems are discussed annually with the Risk Committee and the Supervisory Board, whereas the design and the operation of the internal risk management and control systems for financial and non-financial (including sustainability) reporting are discussed annually with the Audit Committee and the Supervisory Board.

In discharging the responsibility for ING's internal risk management and control systems, the EB has made an assessment of the effectiveness of ING Groep N.V.'s internal risk management and control systems.

Based on this assessment the EB states that during the year under review[1]:
- The management report in the ING Group Annual Report 2025 provides sufficient insights into shortcomings, if any, in the effectiveness of the internal risk management and control systems.
- Those systems provide reasonable assurance that the financial reporting in the ING Group Annual Report 2025 does not contain material inaccuracies.
- Those systems provide limited assurance that sustainability reporting in the ING Group Annual Report 2025 does not contain material inaccuracies.
- Those systems provide, considering our risk appetite and the complexity of our enterprise, sufficient comfort[2] that operational and compliance risks identified under 'Risk Management' are effectively managed.
- Based on the current state of affairs, it is justified that the financial reporting in the ING Group Annual Report 2025 is prepared on a going-concern basis.
- The management report in the ING Group Annual Report 2025 states the material risks and uncertainties[3], to the extent that they are relevant to the expectation of ING Groep N.V.'s continuity for the period of 12 months after the preparation of this report.

---

[1] The Executive Board statement should not be construed as a statement in response to the requirements of the US Sarbanes-Oxley Act.
[2] This term is to be read as a level of comfort that is sufficient considering our risk appetite, the complexity of our enterprise, inherent limitations to these systems and other disclosures on these systems in our management report.
[3] The principal risks ING faces, our risk appetite and risk management frameworks are described under 'Risk Management' in the management report.

It should be noted that the above does not imply that these systems and procedures provide absolute assurance to ING as to the realisation of financial and strategic business objectives, or that internal risk management and control systems can prevent or detect all risks, misstatements, inaccuracies, errors, fraud and non-compliances with legislation, rules and regulations. In addition to other inherent limitations to internal risk management and control systems, there are a number of risks in areas where applicable regulations may be unclear, subject to multiple interpretations or under development, or where regulations may conflict with one another, or where regulators revise their previous guidance or courts overturn previous rulings. Despite our efforts to maintain effective compliance procedures and to comply with applicable laws and regulations, we therefore cannot rule out the risk of non-compliance with applicable standards. We're committed to conducting our business with integrity, and regulatory compliance has remained the priority for 2025 and beyond.

Amsterdam, 23 February 2026

S.J.A. (Steven) van Rijswijk
CEO, chairperson of the EB

T. (Tanate) Phutrakul
CFO, member of the EB

L. (Ljiljana) Čortan
CRO, member of the EB

Conformity statement

The Executive Board (EB) is required to prepare the Financial Statements and the Annual Report of ING Groep N.V. for each financial year in accordance with applicable Dutch law and those International Financial Reporting Standards (IFRS) that were endorsed by the European Union.

Conformity statement pursuant to section 5:25c paragraph 2(c) of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

The EB is responsible for maintaining proper accounting records, for safeguarding assets and for taking reasonable steps to prevent and detect fraud and other irregularities. It is responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable. It is also responsible for establishing and maintaining internal procedures to ensure that all major financial information is known to the EB, so that the timeliness, completeness and correctness of the external financial reporting are assured.

As required by section 5:25c paragraph 2(c) of the Dutch Financial Supervision Act, each of the signatories hereby confirms that to the best of their knowledge:

- The ING Groep N.V. 2025 Financial Statements give a true and fair view of the assets, liabilities, financial position and profit or loss of ING Groep N.V. and the enterprises included in the consolidation taken as a whole.
- The ING Groep N.V. 2025 Annual Report gives a true and fair view of the position at the balance sheet date, the development and performance of the business during the financial year 2025 of ING Groep N.V. and the enterprises included in the consolidation taken as a whole, together with a description of the principal risks ING Groep N.V. is being confronted with.
- The sustainability reporting in the ING Groep N.V. 2025 Annual Report has been prepared in accordance with the European Sustainability Reporting Standards (ESRS), which are expected to be implemented into Dutch law with retroactive effect, and with the specifications adopted pursuant to Article 8(4) of Regulation (EU) 2020/852.

Amsterdam, 23 February 2026

S.J.A. (Steven) van Rijswijk
CEO, chairperson of the EB

T. (Tanate) Phutrakul
CFO, member of the EB

L. (Ljiljana) Čortan
CRO, member of the EB

Works councils

ING's works councils are elected by employees and represent the interests of both the employee and employer. They contribute ideas on economic and social issues, and in doing so play a part in the proper functioning of the company and ensuring alignment with ING's purpose and strategy. The Employee Council (the name given to the collective works councils in the Netherlands) consists of five works councils and the Central Works Council (CWC). The CWC consists of at least two delegates from each works council and is the overarching body that engages with management on topics that impact all Dutch employees. Council members are elected every three years. ING also has a cross-border European Works Council (EWC), which is consulted when decisions are made that affect employees in multiple countries.

Looking back on 2025
The year 2025 marked the new term of the Employee Council, and with a large group of new members, the works councils and the CWC began their duties. The Employee Council intends to be an inclusive representation of its constituents.

The initial period was mainly focused on onboarding the new members, to ensure that the Employee Council can continue to contribute positively and critically to decision-making.

In the various dialogues that took place in 2025, the Employee Council has primarily seen a continuation of the ING strategy and organisational changes that are in line with that strategy. This has partly led to significant projects within the Wholesale Bank, the Risk organisation, and in various departments of COO, Tech, and Retail.

The CWC is pleased with the initiative that led to the Promotion Framework. Having a uniform, fair, transparent, and objective methodology was a long-held desire of the CWC and reaffirms that ING is an attractive employer.

Outlook 2026
The Employee Council currently does not expect a change in course and direction compared to previous years and primarily expects further implementation of the established strategy. Growth ambitions bring both opportunities and challenges. An identified challenge is the technological developments that change work and, consequently, jobs, emphasising the need for sustainable employability.

The Employee Council will continue to work in 2026 to share insights from the employee perspective. In doing so, the Employee Council contributes to the proper functioning of the organisation and deliberate decision-making.

Members of the Central Works Council
Michiel van Lagen (chairperson)
Marinus Stoffers (deputy chairperson)
Archana Nottamkandath (secretary)
Alina Blyzniuk
Elke Prussmann
Henko Reuvekamp
João Roxo Lino
Kate Shcherbakova
Mart Zuur
Michel Venniker
Sung A Lee

Members of the European Works Council	
Belgium	Ahmed Sanhayi, Pierre Pirson (chairperson), Bart Peeters
Bulgaria	Angel Todorov
Czech Republic	Jan Gajdos
France	Kimly Leav (deputy member for France)
Germany	Karina Kienert, Maciej Mowinski, Ulrich Probst
Hungary	Géza Bodor (deputy secretary)
Ireland	Alan Maher
Italy	Matilde D'Alessandro, Antonio Talamo
Luxembourg	Carolien Bauwens, Silvia Naus
Netherlands	Sofiane Maktouf (deputy chair), Alina Blyzniuk, John Stribos, Luke Crooymans
Poland	Artur Banasik, Rafal Bednarski, Mariusz Cieslik, Jedrzej Bartosz
Romania	Vlad Pop (secretary), Ciprian Ion Tailup
Slovakia	Katarina Lovich, Peter Podhorsky
Spain	José Luis Garcia San Román, Santiago Herrero Celada

Sustainability statement



General information	93
Environment	103
Social	132
Governance	144

Highlights of 2025

The year brought significant shifts – more polarisation, simplified regulations, and evolving industry alliances – yet sustainability remains central to our strategy. In the following pages, ING's Sustainability statement reflect the progress we've made and the challenges ahead.

In 2025, ING became the first global systemically important bank to receive 1.5°C-aligned science-based target validation from the Science Based Targets initiative (SBTi) in relation to Terra. We worked together with our clients to support them in their transition to low-carbon business models. We've reduced our exposure to upstream oil & gas by 71 percent since 2019 and we've brought down the generated emissions (per MWh) in our lending to the power sector by 85 percent since 2018.

To facilitate these reductions and support our clients we committed €9.6 billion of renewable power generation financing in 2025, supporting cost-effective sources of electricity like wind and solar. Our new Transition Accelerator team incubates innovations and fosters cross-sector collaboration, scaling solutions in areas like batteries, EV charging, sustainable materials and nature-based solutions. We also empower homeowners to make their homes more energy-efficient through mortgage incentives and dedicated financing, making renovations more accessible and cost-effective.

Sustainability is about people as much as the planet. In 2025, we continued to unlock our workforce's full potential. Our global accessibility strategy, 'Leave no one behind', expanded to include neuro-inclusion and disability action plans. We launched ING University, a global learning platform, and maintained our 'Advocate' status in the Workplace Pride benchmark. Women now represent 35 percent of senior leadership and 31 percent of the leadership pipeline. Our adjusted gender pay-gap remains at 3 percent.

We are proud of our progress in supporting our clients with their transition, yet challenges remain in some high-emitting sectors in scope of our Terra approach, especially in mid- and downstream oil & gas, cement, steel, aviation, commercial and residential real estate. Systemic barriers include a lack of supportive policies and the availability, affordability, and scalability of low-carbon technologies. In hard-to-abate industrial and transport sectors, long asset lifecycles and costly solutions hinder the transition. While in the built environment, inadequate policy incentives and regulations hamper needed renovations despite accessible technologies.

The latest IEA WEO report shows that net zero by 2050 remains technically and economically achievable, but that an overshoot of 1.5 °C is now inevitable. This means the world will temporarily exceed this threshold around 2030 before returning below it by 2100.

In 2026, we aim to continue playing an important role in the transition to a low-carbon and inclusive economy. We will keep taking action to help our customers reduce emissions, finance their transition and advance sustainable solutions – helping everyone from homeowners to heavy industries – with collaboration and transparency underpinning the impact we aim to deliver.



Anne-Sophie Castelnau
ING global head of Sustainability

Key figures[1,2]

Sustainable volume mobilised

€166 bln
2024: €130 bln

Renewable power generation financing

€9.6 bln
2024: €7.0 bln

Reduction in upstream oil & gas exposure

71%
Since 2019 (2024: 67%)

Reduction in emission per MWh power generated

85%
Since 2018 (in 2024: 79%)

Women in senior leadership

35%
2024: 32%

Women in the leadership pipeline

31%
30%

Unadjusted gender pay-gap

27%
2024: 28%

Adjusted gender pay-gap

3%
2024: 2%

[1] For more information see 'Definitions of our environment, social and governance metrics'.
[2] These metrics are reported in line with applicable laws and regulations and further described in the following sections of the Sustainability statement.

General information

This report marks our second Sustainability statement prepared in accordance with the European Sustainability Reporting Standards (ESRS), which is expected to be implemented into Dutch law with retroactive effect. While the regulatory landscape continues to evolve, we acknowledge ongoing challenges around data availability, reliability, and interpretation. The absence of sector-specific guidance and recent legislative changes contribute to continued uncertainty and the early stage of market maturity.



Basis for preparation 94
Double materiality assessment 96
Identified impacts, risks, and opportunities 101
Our sustainability governance 102

Basis for preparation

Reporting entity

The ING Group Sustainability statement for the year ended 31 December 2025 comprises ING Groep N.V. (the parent company) and its subsidiaries, collectively referred to as ING Group, in line with the consolidation principles outlined in Note 1 'Basis of preparation and material accounting policy information' of our Consolidated financial statements.

Basis for preparation

The ING Group Sustainability statement is prepared in accordance with the Corporate Sustainability Reporting Directive (CSRD), the related reporting requirements set out in the European Sustainability Reporting Standard (ESRS), and guided by the results of the double materiality assessment (DMA). Although the Annual Report focuses on the current reporting year, ESRS requirements may also necessitate forward-looking disclosures.

The DMA is conducted in line with ESRS and supported by the EFRAG implementation guidance. It covers our own operations as well as our upstream and downstream value chain. Further details are provided in the section on our 'Double materiality assessment'. The assessment identifies our material sustainability matters and the related impacts, risks, and opportunities (IROs). These are presented in the 'Environment', 'Social', and 'Governance' sections.

The EU Taxonomy (EUT) information is prepared in accordance with the EU Taxonomy regulation (EU 2020/852) and the related reporting concepts set out in the Article 8 Delegated Act (EU 2021/2178) and the amending delegated regulation (EU 2026/73). A summary of this information is presented in the 'Environment' section, as required by ESRS, while the mandatory tables are included in the 'Appendix to the Executive Board report'.

The Sustainability statement provides an overview of ING's policies and activities related to sustainability. The ESG criteria referred to in the statement apply in accordance with applicable laws and regulations. Where laws differ or may conflict, the criteria, or how they are applied, may also differ.

Sustainability information incorporated by reference

To enhance transparency, avoid duplication, and consolidate related information, certain disclosures on sustainability are included in other sections of the Annual Report due to other reporting requirements we are subject to. The Sustainability statement therefore refers to those sections, as incorporated by reference. See our 'Reference index' for the mapping of all ESRS requirements within the Annual Report.

Changes to the preparation and presentation

During 2025, ING Group made the following changes:
- The presentation of the alignment metric of the steel sector has been revised in line with the latest sector guidance. Consequently, comparative figures have been restated.
- The presentation of the absolute target in the upstream oil & gas sector has been revised to improve transparency. Consequently, comparative figures have been restated.
- The emission factor methodology of the commercial real estate sector has been updated to enhance its relevance and improve comparability. Consequently, comparative figures have been restated.
- The presentation of our green bonds outstanding has been revised to align with the consolidation scope. Consequently, comparative figures have been restated.

Changes in regulatory frameworks effective in 2025

The following amendments to the regulatory frameworks became effective in the current reporting period and impacted the reporting for ING Group:
- The 'quick fix' delegated act provides extended transitional provisions to ease the reporting requirements for 'wave 1' companies in scope of CSRD reporting. ING is applying these provisions for the 2025 reporting.
  - E4 (biodiversity and ecosystems) disclosures are limited to policies and actions, in line with article 17 from ESRS 2.
  - Anticipated financial effects disclosures are omitted.
  - Certain S1 disclosure requirements are omitted, see 'Reference index' table for more information.
- ING is applying the amended delegated act for EUT reporting, published 8 January 2026, which simplified the reporting of the mandatory tables and allows for materiality thresholds, which ING has applied.

Changes in regulatory frameworks effective after 2025

The following amendments to the regulatory frameworks are expected, but not yet effective:
- The full impact of the Omnibus is still unfolding, with further amendments to, among others, the ESRS, expected in 2026.

Uncertainties and estimations

The implementation of the CSRD continues to present uncertainties as we further embed the regulatory requirements into our reporting processes. While 2024 marked our first year of reporting under CSRD, 2025 remains a transitional period, with evolving guidance and the removal of expected industry-specific standards adding additional complexity.

Although the Omnibus package and the amended Delegated Act provide some temporary relief and clarification, they also introduce new uncertainties regarding future reporting scope and timelines. As a result, ING's reporting approach will continue to evolve, taking into account emerging best practices, regulatory expectations, and market standards.

Sustainability reporting is still in the process of being fully integrated into ING's processes and procedures, requiring ongoing adjustments and enhancements to our internal control environment. Data limitations remain a key challenge as we work to improve the accuracy, completeness, and consistency of sustainability information. Sustainability reporting continues to rely on the use of estimates, as standardised metrics and comprehensive data collection practices are still developing.

We rely primarily on external data vendors to source emissions data. While these vendors apply reliability procedures and controls, the underlying models and methodologies are generally not audited, and data limitations may therefore persist. ING performs its own data quality reviews and controls, including trend analyses and engagement with vendors on outliers and observations. Despite these efforts, a risk remains that data may be inaccurate or incomplete. As market practices and data availability mature, we may refine and update our measurements using newer, more accurate, and/or more granular data when it becomes available.

Connectivity with Consolidated financial statements

The monetary amounts disclosed in the Sustainability statement are in most cases directly or indirectly linked to our Consolidated financial statements. Some items are not reflected due to their off balance sheet nature. Where a direct link exists we refer to the relevant note in the Consolidated financial statements. These are referenced in the Managing Impacts Risks and Opportunities sections for each sustainability matter. Where the link is indirect we explain the connection and provide a reconciliation where possible. This applies to the 'Energy sector', 'Financed emissions' and the 'EU Taxonomy disclosures'.

Subsequent events

There are no subsequent events to report.



Double materiality assessment

Our strategy is focused on growing the difference by providing superior value for our customers and putting sustainability at the heart of what we do. With our business we provide services to our Retail customers and Wholesale clients worldwide. At the same time, we have a role in society to define new ways of doing business that align with economic growth and social impact. For more information on our operating environment, business model and strategy, see sections 'ING at a glance' and 'Strategy, business model and value creation'. This section provides an overview of the identified impacts, risks, and opportunities (IROs) and insights into the methodology of our DMA.

Material sustainability matters

Our approach to assessing material sustainability matters has not significantly changed compared to previous reporting period. We are continuously improving the methodology to ensure compliance with applicable regulations and promote consistency over all reporting. The main update for 2025 relates to improved client-level data. We have strengthened the underlying data used in the assessment, enabling a more accurate and representative evaluation.

In the previous reporting period, we adopted a conservative stance, limiting recognition of positive impacts to initiatives such as upskilling our workforce and fostering a diverse work environment. We have reconsidered this approach with a view to broadening the recognition of positive impacts and aligning it with our strategy. However, in the absence of a clear regulatory definition, we have decided to maintain consistency with last year's approach. We will revisit this position once further guidance becomes available. In the meantime, we remain committed to actively pursuing our sustainability strategy with the objective of achieving positive impact.

The table on 'sector-agnostic sustainability matters' presents the material sustainability matters identified for 2025. There is one change compared to the 2024 DMA relating to negative impacts. These were previously identified for Own workforce. Based on updated impact data sourced from the UNEP FI database these are no longer material for 2025. For a detailed overview of the material impacts, risks, and opportunities, refer to the 'Impacts, Risks and Opportunities table'.

Important sustainability matters

While our 2025 DMA did not identify material topics under S2 and S3 for ING's value chains, we continue to regard these areas as important. We identified potential salient human rights issues and assessed potential risks related to our increasing lending activities within the defence sector.

Regarding potential salient human rights issues, for our role as lender to corporates, we assessed forced labour, child labour, and land and resource-related community issues. For our role as a procurer of services and goods, we assessed occupational health and safety, modern slavery and forced labour.

ING announced this year that it will increase its support of the defence industry, provided that such activities contribute to strengthening Europe's resilience. It remains our policy not to fund controversial weapons and we carefully screen defence industry companies that request financing or other banking services. In all cases we expect our clients to comply with laws and international agreements governing the defence industry.



Sector-agnostic sustainability matters

Sustainability matters	Impact materiality		Financial materiality	
	Positive	Negative	Opportunity	Risk
E1: Climate change				
E2: Pollution				
E3: Water and marine resources				
E4: Biodiversity and ecosystems				
E5: Resource use and circular economy				
S1: Own workforce				
S2: Workers in the value chain				
S3: Affected communities				
S4: Consumers and end-users				
G1: Business conduct				

Thresholds: ■ Material   ■ Important   ■ Informative – Minimal

Approach to sustainability reporting

ING applies a double materiality assessment to identify the material impacts, risks, and opportunities (IROs) across environmental, social and governance topics. These may arise from ING's own operations or from activities in its upstream and downstream value chains. The assessment is carried out using a five-step methodology that supports a comprehensive evaluation of sustainability matters. Compared with the previous reporting year, we have integrated our stakeholder engagement into step three.

Step 1	Identification of activities and business relationships
Step 2	Identification of relevant sustainability matters
Step 3	Execution of the double materiality assessment
Step 4	Approval by the management boards and Supervisory Board
Step 5	Reporting on material impacts, risks, and opportunities

Step 1. Identification of activities and business relationships

We apply a three-step approach to determine which segments of ING's value chain are most likely to be linked to material IROs:

- Financial statement analysis: Reviewing ING's balance sheet and profit or loss statements to identify activities and assets that may be subject to sustainability-related IROs.
- Mapping of core business activities: Financial statement items are mapped to ING's core business areas and portfolios. This mirrors our internal organisational structure and ensures alignment with our sustainability governance and steering processes.
- Scoping of portfolio: Portfolios with a low likelihood of relevant IROs are scoped out to focus the assessment on areas with the greatest likelihood of occurrence.

As part of the DMA, ING classifies exposures based on factors such as loan maturity, counterparty type, geography, industry, and collateral. This helps identify where sustainability-related impacts, risks and opportunities are most likely to occur.

The DMA starts with a clear view of ING's business relationships and activities, identifying six key segments within our value chain. These reflect our core operations and direct or indirect relationships across the value chain. The loan book is the main segment influencing sustainability matters, with assessments typically conducted at the level of direct relationships (e.g. large corporates and retail clients).

Exceptions apply to topics such as S2 (Workers in the value chain) and S4 (Consumers and end-users), where the assessment also considers the indirect relationships (e.g. clients' suppliers or service providers). Non-consolidated associates and joint ventures are treated as value chain actors, while intercompany transactions are excluded from the scope.

ING's value chain – key activities and how they relate to business actors						
	Upstream	**Own operations**	**Downstream**			
				Retail Banking		
	Supply chain	**Own operations**	**Wholesale Banking**	**Business Banking**	**Private Individuals & Private Banking**	**Treasury & Other investments[1]**
Activities, products & services	▪ Management of providers of goods and services	▪ Employee management ▪ Property management (e.g. office sites, buildings, data centres)	▪ Wholesale lending (incl. pre-settlement) ▪ Daily Banking (payment & cash management) ▪ Trade Finance ▪ Deposits (incl. saving accounts) ▪ Financial Markets activities ▪ Capital Markets Advisory	▪ Business lending ▪ Daily Banking (payment & cash management) ▪ Trade Finance ▪ Deposits (incl. saving accounts) ▪ Assets under Management (AuM)	▪ Mortgages ▪ Daily Banking (payment & cash management) ▪ Deposits (incl. saving accounts) ▪ Consumer lending ▪ Retail insurance ▪ Assets under Management (AuM)	Group Treasury ▪ High Quality Liquid Assets ▪ Hedging instruments ▪ Debt instruments ▪ Shareholder's equity ING Group Investments ▪ Equity holdings
Underlying actors	▪ Corporates	▪ Employees	▪ Large corporates (incl. financial institutions) ▪ Sovereign, sub-sovereign and agencies	▪ Micro enterprises ▪ Small corporates ▪ Medium corporates	▪ Private Individual customers ▪ Private Banking clients	▪ Sovereign, sub-sovereign and agencies ▪ Corporate clients (incl. financial institutions)

[1] Includes all non client-facing business.

Step 2. Identification of relevant sustainability matters

ING uses the sector-agnostic inventory of sustainability matters from the ESRS as a starting point to ensure alignment with disclosure requirements and comparability. In addition, we assessed whether any material sustainability-related IROs specific to ING were not yet covered by the ESRS. This included market consultation to understand peer practices and a review of our previous materiality assessments. No additional entity-specific matters were identified.

The level of granularity for the DMA was determined based on available internal and external data. All ESRS topics are assessed at the sub-topic level, except for Social matters, which are evaluated at the sub-sub-topic level. ING developed a comprehensive understanding of relevant impact and financial drivers for each sustainability matter.

Impacts are recognised through drivers that cause changes to nature, human-made assets, and quality of life. ING takes a holistic view by considering a broad range of ESG factors, including their forward-looking nature where applicable.

- Environmental drivers relate to the use or output of natural resources, such as emissions from manufacturing. These reflect changes in natural capital caused by business activities.
- Social drivers affect individual and community wellbeing, rights, and conditions, such as labour practices, human rights, and social inclusion. These drivers highlight changes such as improved or deteriorated living conditions, social inclusion or exclusion, and shifts in community health and safety.
- Governance drivers influence organisational structures and ethical standards, including transparency, accountability, anti-corruption measures, and compliance with laws and regulations.

Risks are identified by drivers that materialise in existing risk categories. ING distinguishes between different types of ESG risks, such as transition risks and physical risks in environmental matters. We consider the full spectrum of ESG risk drivers, including their unique characteristics – such as forward-looking nature or dependencies on natural and human capital. For more information on how ESG risks are integrated into our overall risk management framework, see the 'ESG Risk' section.

Opportunities are defined as potential ESG-related events or conditions that could materially enhance ING's business model, support strategic objectives, or create long-term value. These opportunities may influence decision-making both internally and externally. ING identifies them based on areas actively pursued as part of our publicly disclosed sustainability strategy.

Step 3. Execution of the double materiality assessment

A sustainability matter is considered material when it meets the criteria for impact materiality, financial materiality, or both. These two perspectives are defined as depicted below.

Material sustainability matters may be relevant over different time horizons (short, medium, or long term), which is a key consideration in our DMA. ING defines these timeframes based on industry-specific guidance from the European Banking Authority (EBA) and ESRS:

- Short term: within 1 year;
- Medium term: 1 to 5 years; and
- Long term: over 5 years and at least 10 years.



Impact materiality →

Inside-out perspective

- Inside-out perspective is used to measure the actual or potential, positive or negative impacts on people or the environment.
- As a financial institution, this refers to the business we finance, impacts caused or contributed to by ING, and impacts directly linked to ING's operations, products and services through its business relationships.

Financial materiality ←

Outside-in perspective

- Outside-in perspective is used to measure the risks and opportunities of a changing environment and society on ING.
- As a financial institution, it is especially mirrored in climate & environmental risk management.

To assess impacts across ING's own operations and its upstream and downstream value chain, the DMA draws on a combination of internal data, external data sources, voluntary reports, and regulatory disclosures. Materiality is determined through quantitative and qualitative methods that evaluate the significance of impacts, risks, and opportunities against predefined thresholds. This assessment follows a gross approach which means it does not consider any mitigating actions taken by ING.

The materiality of sustainability topics is assessed across ING's full value chain[1], using the approach illustrated and summarised in the following pages.

[1] See 'Technical notes to the double materiality assessment' for more information on the relevant sustainability matters per value chain.



Impact materiality, for both actual and potential (positive and negative) impacts, is based on the severity of the impact and combined with the likelihood that it results in a potential impact. Severity is determined by scale (how grave or beneficial the impact is), scope (how widespread the impact is), and irremediable character (to what extent the negative impacts could be remediated). Likelihood captures the likelihood of materialisation of the underlying impact for all time horizons.

Financial materiality is assessed based on a combination of magnitude and likelihood, stemming from impacts, dependencies, or context analyses. An impact may be financially material from inception or become financially material over time as identified through impact materiality. Dependencies on natural, human, and social resources are assessed based on how they influence ING's ability to access and use these resources affecting their quality and pricing. Context analyses include ING's dependencies on business relationships and reputational risks or gains, viewed collectively for financial materiality. Indicators from internal or external data are supplemented by expert judgement from sector or risk specialists.

For opportunities, magnitude reflects financial and non-financial implications potentially leading to financial gains or decreased costs. This assessment has been performed across two key dimensions: 'use of own resources' (the extent to which ING leverages its resources to pursue opportunities related to the sustainability matter) and 'reliance on relationships' (the potential reputational and financial gains from our sustainability strategy and commitments, including attracting investors and clients seeking credible sustainable investment options).

For risks, the approach to dependencies is similar to the approach for negative impacts. Once the assessment of the dependencies and negative impacts is performed, a view of individual exposures and context analysis is considered. ING assesses the risk materiality in a view of the value chains' portfolio, as the maximum across the three dimensions (max of negative impact and context analyses). Where possible, the assessment is enhanced by the use of internal data sources and scenario analyses. For more information on this approach, see 'Technical notes to the double materiality assessment'.



Stakeholder engagement, with our main stakeholders, is used to inform our double materiality assessment. Inputs are drawn from ongoing dialogues and engagements with our stakeholders, or from proxies when direct engagement is not possible. The identified main stakeholder groups are affected stakeholders and users of the Sustainability statement. These groups are collectively referred to as stakeholders.

We engage with stakeholders on an ongoing basis, and have leveraged these insights to inform the DMA. We track the discussions on ESRS-related topics with stakeholders such as investors. Proxies were used when direct engagement was not feasible. For example, the view of NGOs are used to represent affected communities as well as silent stakeholders such as nature and biodiversity. A summary of our stakeholders and the dialogues considered can be found in the 'How we create value' section.

Inputs are assessed by considering the recurrence of ESRS topic mentions and by reviewing factors such as consistency, strength, supporting evidence, and relevance of any arguments. In interpreting feedback, the assessment looks for patterns, for example repeated comments or similar feedback from different stakeholder groups.

Stakeholder engagement affirms that Climate change mitigation (E1) is material across various parts of the value chain. Analysis of customer complaints also informs negative impacts for Consumers and end-users (S4). Engagement with stakeholders also shows increasing attention to nature. Workers in the value chain (S2) and Affected communities (S3) remain salient human rights topics. These topics are assessed as not material because ING has limited exposure to sectors associated with higher human rights risks. Their importance as human rights issues is recognised and they will continue to be covered in future human rights reporting.

Step 4. Approval by the management boards and Supervisory Board

Relevant internal stakeholders and value-chain segment owners validated the outcome of the DMA. Following endorsement, the DMA received approval in accordance with 'Our sustainability governance', specifically through approval of the methodology by the ESG Risk Committee and approval of the outcome by the management boards and the Supervisory Board.

Step 5. Reporting on the material impacts, risks, and opportunities

For each material sustainability matter, ING reviewed the associated disclosure and application requirements included in the ESRSs. In preparing the 2025 Sustainability statement, ING disclosed the applicable mandatory information relevant to the material sustainability matters ensuring compliance with the objective of the disclosure requirements. In addition, certain disclosure requirements have been omitted as they are part of the phase-in provisions and therefore not applicable in the first year(s) of reporting. For more information, see the 'Reference index'.

Internal controls over sustainability reporting

At ING we have integrated our sustainability-related risk management and internal controls into our existing Enterprise Risk Management (ERM) framework and three-lines-of-defence model to ensure the reliability, completeness and regulatory compliance of our sustainability disclosures. Sustainability reporting risks are identified and assessed as part of our broader non-financial risk management processes. With this approach we aim to strengthen the governance and controls over sustainability reporting by aligning them with financial and non-financial risk oversight. For more information, see our 'Risk management framework'.

Sustainability reporting follows the same process as financial reporting and is integrated into our overall reporting governance. However, the underlying processes are still developing and not yet as mature as those established for financial reporting. As with financial reporting, the internal control over sustainability reporting has inherent limitations and therefore cannot always prevent or detect misstatements. As a result, the information in ING's Sustainability statement is subject to the risk of material misstatement, due for example to human error, inadequate controls – including in respect of third parties – complex regulatory interpretation, and/or fraud.

During 2025 we continued strengthening our internal control environment by implementing mitigating (control) measures, including clear segregation of duties, validation and documentation procedures, management reviews and sign-offs, and monitoring by relevant governance bodies. The internal control over sustainability reporting is assessed as of 31 December 2025. The outcome of this assessment is reported to our management boards and reflected in the 'Executive Board statement'. For more information, see 'Our sustainability governance'.

Identified impacts, risks, and opportunities

	IRO type	Material impacts, risks, and opportunities	Value chain	Time horizon	Affected business segments
Environmental	**Climate change (E1)**				
	■ Negative impact	as a result of lending to clients operating in high-emitting sectors and the financing of non-energy efficient properties (Climate-change mitigation).	▼	● ● ●	Wholesale Banking, Retail Banking
	■ Risk	▪ as a result of our product offering and our clients transitioning to a low-carbon business model, we may be exposed to client defaults and reduced collateral values, which can lead to financial losses (Climate-change mitigation); ▪ as a result of our operations we may be exposed to non-financial risks like greenwashing or failing to meet our commitment, which can lead to reputational risk (Climate-change mitigation); or ▪ as a result of physical climate effects we may be exposed to client defaults and non-performing loans, which might lead to financial losses (Climate-change adaptation).	▼	● ● ●	Wholesale Banking, Retail Banking
	■ Opportunity	is linked to ING's publicly disclosed voluntary commitments to support the climate transition of our clients (Climate-change mitigation).	▼	● ● ●	Wholesale Banking, Retail Banking, Treasury
	Biodiversity (E4)				
	■ Negative impact	as a result of lending to clients whose operations cause irreversible damage to the state of species.	▼	● ● ●	Wholesale Banking
	■ Risk	can materialise following the severity of a negative impact and can result in reputational and financial losses.	▼	● ●	
Social	**Own workforce (S1)**				
	■ Risk	▪ as a result of ING perpetuating gender inequality, sustaining pay gaps, failing to adequately prevent violence and harassment, and failing to provide adequate workplace accessibility, which may diminish the wellbeing of our workforce, especially among vulnerable groups such as women, minorities, and persons with disabilities; or ▪ as a result of not ensuring privacy towards our own employees, which might harm employee wellbeing, damage our reputation, and expose us to financial losses and regulatory risks.	■	● ● ●	Own operations
	■ Positive impact	as a result of upskilling employees with new competencies and knowledge and exposing them to a work environment with diverse teams.	■	● ● ●	
	Consumers and end-users (S4)				
	■ Negative impact	as a result of failing to provide access to quality information, promote social inclusion, and protect client privacy. These could harm customer wellbeing, damage our reputation, and expose us to financial losses and regulatory risks.	▼	● ● ●	Private Individuals, Private Banking
	■ Risk	arising from the materialisation of the identified negative impacts.	▼	● ● ●	
Governance	**Business conduct (G1)**				
	■ Risk	of financial loss, regulatory fines, and reputational damage resulting from infringements of our corporate culture, instances of bribery and corruption, and failure to protect whistleblowers.	■	● ● ●	Own operations

Value chain ▲ Upstream   ■ Own operations   ▼ Downstream   **Time horizon** ● Short term   ● Medium term   ● Long term

Our sustainability governance

At ING, we have integrated sustainability into our existing governance. For details about the full function of governance bodies and the composition of our Supervisory Board (SB), Executive Board (EB), and Management Board Banking (MBB), including their roles, expertise, and remuneration, see the 'Our leadership and corporate governance' section. The remainder of this section will elaborate on the governance around sustainability.

The Supervisory Board

The ESG Committee assists the SB with matters relating to the various areas of ESG, including but not limited to, the development of ESG and its integration in the company and its strategy and ESG-related disclosures, reporting and assurance (the latter together with the Audit Committee). In addition, the ESG Committee assists the SB by monitoring and advising on potential impediments as well as relevant trends and developments on 'environmental', 'social' and 'governance' topics and how to connect them with ING's response, actions, and targets on the basis of ING's ESG dashboard.

The Audit Committee assists and advises the SB in performing its duties relating to the integrity and quality of ING's financial and non-financial reporting, as well as the effectiveness of ING's internal risk management and control systems in relation to financial and non-financial reporting.

The management boards

ESG is a regular topic on the agenda of ING's management boards (the EB and the MBB), in their capacity of day-to-day management of the business and as part of their responsibility for ING's long-term (ESG) strategy. ESG-related matters, the related impacts, risks, and opportunities, and their effect on our strategy are intertwined in many other discussions and topics discussed by the EB and the MBB.

As we take steps to further integrate and embed climate and other ESG actions into the business, many of the other topics on the agendas of the management boards' regular meetings have a sustainability angle. This means the management boards are frequently discussing and taking decisions on ESG-related topics. This includes the review and approval of new and updated key policies related to, among others, business conduct. For more information on the role of the EB and MBB, see the relevant charter on ing.com.

Senior management governance

The management boards may delegate specific sustainability-related tasks to senior level committees to improve the quality of analysis and to support effective decision-making. These committees advise the management boards on these matters, while the management boards remain collectively accountable for the delegated tasks.

ESG Risk Committee

The ESG Risk Committee (ERC) is a standing committee responsible for, among others, the approval of ESG risk procedures and mandatory instructions as well as its rollout in the different impacted functions. It also gives recommendation for approval to MBB and to the global risk-led committees on the implementation and execution of the controls mitigating ESG risk in the different existing risk types. In addition it advises the Disclosure Committee on the reporting and disclosure of ESG risk topics.

Disclosure Committee

The Disclosure Committee, which comprises various members of senior management, business and risk representatives, advises the boards in fulfilling their responsibilities with respect to ING's disclosure obligations and activities. It aims, among other things, to ensure that external

presentations, including that of ING's sustainability information, are reviewed prior to public release.

Business governance

Wholesale Banking

The Wholesale Banking Sustainability Steering committee's main purpose is to assign clear ownership, accountability, and resources within Wholesale Banking (WB) and relevant support functions to help set and implement WB's sustainability commitments. The committee steers and owns the ESG key performance indicators within WB and sets the WB sustainability strategy, among others, the sector targets, and the associated sector-based transition plans.

Retail Banking

For Retail Banking, which from a governance and organisational perspective includes Private Individuals, Business Banking, and Private Banking & Wealth Management, the development of new and innovative sustainable products, and the progress of lending portfolios towards climate goals is steered by the respective business heads in the Retail countries. The strategic development of ESG retail activities and the establishment of strategic roadmaps is endorsed and monitored through various councils e.g. our Net Zero Housing Council, Financial Health Council, and the Sustainable Finance Business Banking Council. Sustainability leads in the locations also have a functional line to the global head of Sustainability to create a stronger connection between global and local activities.

Environment

ING aims to leverage our role as a global bank to help our clients transition to a low-carbon economy and contribute to halting and reversing nature loss, because it matters to our company, our customers, society, and the environment.

We have identified Climate Change and Biodiversity and Ecosystems as material matters. At the same time, our actions also address drivers of pollution, water stress, and resource use. We're working to embed this holistic view of sustainability into our business processes and customer interactions, to better future-proof our business strategy. This approach strengthens our own resilience as a bank over the long term and positions us as a trusted partner to our clients, helping them navigate the complex risks and opportunities of the transition.



Climate change	**104**
Identified impacts, risks and opportunities	104
Managing impacts, risks, and opportunities	104
Our climate ambition	106
Policies, actions, and performance	107

Biodiversity and ecosystems	**128**
Identified impacts, risks and opportunities	128
Our nature approach	128
Policies, actions, and performance	129

| **EU Taxonomy regulation** | **130** |

Climate change

Our climate is changing due to the release of greenhouse gas (GHG) emissions into the atmosphere, leading to rising temperatures and changing weather patterns. Limiting the impact of climate change requires significant mitigation and adaptation efforts, including reducing emissions through the transition to renewable energy sources and improvements in transport and manufacturing processes. At the same time, adaptation measures are essential to reduce vulnerability to the effects that can no longer be mitigated. For ING, ensuring resilience and long-term commercial success involves managing climate-related risks and capturing opportunities to finance the transition to a low-carbon economy.

Identified impacts, risks and opportunities

This section elaborates on the material impacts, risks, and opportunities (IROs) associated with climate change, and how these factors interact with ING's strategy and business model. While our climate actions primarily address negative impacts and risks, we also identify areas that can create opportunities supporting the transition to a low-carbon economy. Compared to last year we have identified greenwashing as a new risk. The IROs are further disclosed in the policies, actions, and performance section and in our transition plan.

Climate change mitigation
Climate change mitigation means taking action to reduce greenhouse gas emissions to limit global warming to 1.5 °C above pre-industrial levels. For ING, this involves managing the emissions linked to our financing activities.

Negative impacts on climate change can be a result of lending to carbon-intensive sectors that generate significant GHG emissions. These emissions drive temperature increases and, over time, more extreme weather events. Within our lending book, we have identified the following negative impacts:

- Wholesale and Business Banking: Negative impact arises from financing operations or projects in carbon-intensive sectors.
- Residential real estate (RRE) and commercial real estate (CRE): Properties with poor energy performance are considered a negative impact for the climate.

Risks related to climate change mitigation can occur in different forms, such as transition risks, during the shift to a low-carbon economy. These transition risks are financial risks that can be driven by policy, technology, and market changes. If clients face higher costs or fail to adapt, ING could be exposed to credit losses through customer defaults and declining collateral values. In addition, non-compliance with applicable laws and regulations, or an inability to effectively mitigate these risks, could result in legal and regulatory sanctions, reputational damage, and financial loss for ING. We have identified the following risks:

- Wholesale and Business Banking: Transition risk for carbon-intensive companies arises from uncertainty about the scale and timing of low-carbon investments, where underinvestment can lead to non-compliance and higher future costs, while overinvestment may result in stranded assets.
- Residential real estate (RRE) and commercial real estate (CRE): Changes in energy prices and regulatory implementation pose a risk to customer income, and eligibility for property renovation financing.

Opportunities are identified based on the areas we are actively pursuing that contribute to our sustainability strategy. For example, this includes our strategy to facilitate and finance our clients in their transition to a low carbon business model. In Wholesale Banking, we aim to increase our WB sustainable volume mobilised, similarly in retail banking we provide sustainable finance to our business banking clients, as well as discounted mortgage and renovation loans to support our retail customers for energy efficient housing. We have an ambition to increasingly finance renewable power generation, and provide green funding via our Global Green Funding Framework.

Climate change adaptation
Climate change adaptation refers to the process of adjusting to current and anticipated climate impacts, and is closely linked to physical risk. It includes strategies to manage both acute events, such as storms and floods, and chronic trends like rising sea levels and temperatures. These physical risks can increase the likelihood of defaults and non-performing loans, exposing ING to financial vulnerabilities through various channels:

- Wholesale and Business Banking: Damage to infrastructure, operational disruptions, rising costs, and reduced customer demand can lead to lower borrower income and higher insurance premiums, increasing the risk of default.
- Residential real estate: More frequent and severe climate events may reduce property values, limit insurance availability in high-risk areas, and impair borrowers' ability to repay mortgages or access renovation financing.

Managing impacts, risks, and opportunities

This section describes how we address the effects of material impacts, risks, and opportunities on our strategy and business model. When new negative impacts or risks are identified, they are integrated into our risk management framework and monitored on an ongoing basis. Newly identified opportunities could lead to additional strategic actions. However, no new material opportunities were identified during this reporting period. The identified impacts, risks, and opportunities guide our decision-making. For example our performance metrics disclosed in this section are regularly reported to our management boards to enable informed decisions and oversight.

Financial effects and resiliency

Climate-related risks and opportunities can give rise to current financial effects for ING. Part of these risks is reflected through transmission channels that influence regular credit risk. These channels include the macroeconomic forecast (MEF) and relevant risk parameters, affecting Expected Credit Losses (ECL) through the IFRS 9 models.

In addition, in line with last year, ING applies management adjustments to ECL. These adjustments reflect transition risk effects and the impact of actual physical risk events that are not yet captured accurately by current models. See 'Climate and environmental risks in IFRS 9 models' and 'Management adjustments applied' for more information.

Sensitivity to physical risk events is expected to increase over time. The financial impacts are expected to rise in the long term and are considered in the resilience analysis and in stress testing, and thereby in our economic capital. ING has strengthened its climate stress-testing framework to assess the resiliency of ING's business model, and impact of physical and transition risks on corporate and mortgage exposures under multiple climate scenarios, using both short-term and long-term methodologies. For more information, see the 'ESG risk' section in the Risk Management paragraph.

Risks may also arise from legal claims or customer complaints. We apply the existing approach based on the recognition and measurement criteria of provisions in the Consolidated financial statements. Further information is provided in Note 42 'Legal proceedings' and when a financial effect is recognised in Note 15 'Provisions', Note 26 'Other operating expenses'.

Climate-related opportunities materialise when we offer financing solutions that support clients in their transition. These solutions strengthen our long-term resilience and deepen client relationships, even when the financial effects are not always fully quantifiable. Our increased renewable energy financing and Sustainable Volume Mobilised ambitions help mainstream sustainable finance across the organisation. In Retail, discounted mortgage rates for energy-efficient homes attract higher-quality assets, improve portfolio performance and reinforce our competitive position.



Our climate ambition

At ING, sustainability is a core pillar of our business strategy. We aim to play an important role in supporting our clients in their transition to a low-carbon business model. In today's world, building the resilience and commercial success of our business means managing the growing risks of global warming and nature degradation. We work to help our clients do the same, because their resilience strengthens ours. And with the global transition underway, financing the new technologies, infrastructure, and business models of the future economy is a growing opportunity for us. For more information, see 'Sustainability at the heart'.

1. Drive down emissions

Supporting our largest corporate clients to navigate risks arising from the transition is the most significant enabler in driving down emissions, especially those clients active in the most carbon-intensive sectors. We therefore manage our lending portfolio in line with governmental climate goals, prioritising the most carbon-intensive sectors through our Terra approach. In 2025, ING became the first global systemically important bank to receive 1.5°C-aligned science-based target validation from the Science Based Targets initiative (SBTi) in relation to Terra. And we have put in place a data-driven assessment ('Client Transition Plans' – CTPs) that has led to a step up in how we advise and support Wholesale Banking clients.

2. Building up a sustainable future

Building up the affordable supply of green energy alternatives is a necessary and powerful opportunity for the transition. That is why we are scaling up our financing for renewables and mobilising sustainable finance more broadly. ING financed €9.6 billion in annual renewables in 2025 (2024: €7.0) and we mobilised €166 billion in sustainable finance in 2025 (in 2024: €130 billion). Moreover, our Transition Accelerator incubates innovations and fosters cross-sector collaboration to scale systemic solutions.

3. Including everyone

We aim to find new ways to include people and empower them in the transition, starting with our existing and prospective retail customers. Through our mortgage portfolio, we finance the homes of many people. This gives us an opportunity to help them stay a step ahead on climate by

making their homes future-fit. In the Netherlands, we scaled up ING Upgrader to simplify home retrofitting and introduced energy-label-linked mortgage rate discounts. In Belgium, we launched a 'Renovation Toolkit' platform that helps customers determine renovation measures, explore financing options, and connect with craftsmen and expert advice. We also published research to support the decarbonisation of residential real estate across Europe.

We remain committed to transparency, sharing what we learn, and learning from others. It's important to note that while we finance many sustainable activities, we still finance more that's not, reflecting the current composition of the global economy.

Our current strategic approach towards climate



Our climate ambition: We aim to play an important role in supporting the transition to a low-carbon economy

What needs to happen in the global transition

- Drive down emissions
- Build up a sustainable future
- Include everyone

Our role in the global transition

- Supporting clients in their transition to net zero
- Financing technologies and solutions for a low-carbon world
- Finding new ways to enable people to step ahead on climate

Key enablers

- Effective climate governance
- Climate & environmental risk management
- Employee engagement & upskilling
- Reaching net zero in our own operations
- Reliable and timely climate data & tools
- Contributing to standard-setting
- Partnering and advocacy for impact

Policies, actions, and performance

This section includes the relevant policies and guidelines to address the material impacts, risks, and opportunities, and related actions to execute those policies and guidelines.

The Environmental, Social, and Governance (ESG) Risk Policy

The ESG Risk Framework, described in the '<u>ESG risk</u>, sets out ING's approach to managing ESG risks as drivers of existing risk types. It is supported by the double materiality assessment (DMA) and the ESG Risk Policy, which are designed to ensure the implementation of obligations, processes, and control requirements from the framework.

The ESG Risk Policy explains how ING identifies, assesses, mitigates, monitors, and reports ESG-related risks in line with our risk appetite, by considering applicable and material risks and negative impacts across the value chain. It applies to ING Groep N.V. and all majority-owned entities, unless local laws require deviations. The policy considers relevant legislation and guidance, including EBA guidelines on ESG risk management, EBA ITS on Pillar 3 ESG disclosures, CSRD, EU Taxonomy, and SFDR. It sets objectives, references applicable regulations, and outlines high-level obligations and control objectives for managing ESG risks across the value chain. The ESG Risk Department oversees implementation and compliance.

ESG risks influence financial and non-financial risk types. Therefore, ESG risk management is embedded in existing processes such as credit granting, risk appetite steering, and credit risk management. Local entities adapt global requirements to local regulations and practices, mainly through lending criteria, loan-management systems, and sales procedures.

Actions related to the ESG Risk Policy

As part of our risk management cycle (see '<u>Risk management</u>'), ING proactively mitigates identified risks and negative impacts within its risk appetite. We apply strategies such as reducing, avoiding, accepting, or transferring risk, embedding these measures into policy and procedure updates across risk categories. It is ING's policy to act in compliance with

applicable laws and regulations. The following paragraphs outline key initiatives in business lines where climate change is a material risk.

Retail Banking: Residential mortgages

ING integrates transition and physical climate risks into its mortgage portfolio strategy, risk appetite, lending criteria, and collateral valuation. Local entities apply the ESG Risk Policy using global guidance, adapting to local regulations and practices.

Key actions include:

- Customer engagement: Advisory services and duty-of-care procedures to facilitate our customers to realise low-emission buildings.
- Data collection: ING implemented controls that are designed to ensure the mandatory collection of EPC data for new loans and remediation of existing portfolios through proxy models.
- Risk appetite: Aligned with business strategy and metrics for managing low-quality EPCs at origination are monitored under the Risk Appetite Framework, with escalation to the ESG Risk Committee when needed.
- Credit acceptance process: Climate risks are considered in the credit risk assessment of our clients.

Retail Banking: Business Banking lending

ING sets decarbonisation goals for certain sectors with significant negative impact and supports these through dedicated lending criteria, data controls (e.g., EPC data for real estate), and regular monitoring. We engage with clients to support them in increasing energy efficiency of their buildings and mitigate high energy costs.

In line with our risk appetite, we accept certain transition risks but monitor and manage them through client-specific assessments, exposure limits, and key risk indicators (KRIs). Risks outside our appetite must be mitigated or may not be accepted. Mitigation measures include insurance for physical risks, covenants requiring sustainability investments, and incorporating climate risks into collateral valuation. Sector-specific lending policies and data collection enable accurate portfolio assessment and active management.

Wholesale Banking lending

While our decarbonisation actions, target the carbon-intensive sectors, we manage climate-related risks across the entire Wholesale Banking portfolio through the ESG Risk Framework, lending policies, and due-diligence processes. These efforts are supported by quantification methodologies and advanced tools, ensuring that risks are identified, assessed, and managed throughout the full origination-to-monitoring cycle. Key actions include:

- Climate Risk Appetite: Selected risk appetite statements, which are targeted at managing exposure to inherently high-climate-risk assets and clients, covering long-term structural shifts through transition, physical & nature risks.
- Lending policies: Sector lending policies reference the ESG Risk Policy and apply its minimum requirements. They include ESG factors and transmission channels relevant to each sector, detailing acceptable mitigants to address potential financial risks from ESG factors.
- Climate Risk Assessment: Our focus is on climate matters that pose a material financial risk to ING, such as the risk of stranded assets, revenue instability, declining demand, regulatory uncertainty, litigation risk or uninsurable areas or assets due to extreme weather events, among other matters. We also use a holistic, longer-range financial risk horizon in terms of managing our lending portfolio, resulting in an emphasis on sustainability and continued through-the-cycle growth. Consistent with our approach across all sectors, the climate risk assessments of a client or prospective client is factored into a broader credit and financial risk assessment by the Credit Risk department. The climate risk assessment is part of a broad risk identification process and helps determine the level of due diligence that may be needed, or highlights financial risks that may require further investigation. It is one of many indicators that may be considered during the credit risk assessment. The overall ESG risk assessment is applied to clients individually and objectively, on the basis of financial- and credit-risk analysis.
- Client engagement and data infrastructure: We engage clients to help them improve climate performance and continuously enhance ESG data infrastructure by integrating internal and external sources. This provides granular insights for portfolio management and supports data-driven solutions.

- Collateral valuation: Climate risks affecting property values are embedded in valuation, monitoring, and revaluation processes for commercial real estate.

Guidelines and actions addressing our opportunities

Our opportunities are guided by ING's sustainability strategy. This strategic approach ensures that our actions contribute to the transition to a low-carbon economy and align with our long-term ambitions. Sustainable lending represents a key opportunity for us to grow and differentiate in the market. It enables us to increase sustainable volumes mobilised, expand our renewable energy financing portfolio, and support clients in purchasing energy-efficient homes. In addition, our green funding framework creates opportunities for us to issue financial instruments that support our ambition to finance the transition to a low-carbon economy, reinforcing our position as a leading partner in sustainable finance.

To help guide these opportunities and safeguard against greenwashing risks, we have sustainable finance guidelines and implement mandatory instructions that set clear criteria and provide practical guidance tailored to each business line. These instructions ensure reliable and transparent reporting. Where they are still being embedded, we have control procedures in place aimed to maintain accuracy and prevent greenwashing.

Wholesale Banking

The Sustainable Finance Guidelines provide ING colleagues with a clear framework for engaging with clients and offering sustainable finance products and solutions. These guidelines are to be followed by all relevant business units when advising clients and structuring products.

All products included in our Sustainable Finance Guidelines must comply with the criteria set out in the mandatory instructions, which define the conditions under which a product can be classified as sustainable. While we are still in the process of fully embedding these instructions, the guidelines are continuously being updated to reflect new product developments and evolving regulatory requirements.

To support our Wholesale Banking clients in their sustainable transition, we tailor our offerings across lending, debt and capital advisory, transaction services, and financial markets to meet individual needs and sustainability goals. This approach enables us to accelerate sustainable business practices, including the energy transition.

We concluded our volumes mobilised metric as a material opportunity. This metric mobilises our organisation to advise sustainable products and contributes to our clients' transition to more sustainable business models. In 2025 we recorded €166 billion of volumes mobilised (2024: €130 billion). We also see opportunities in financing the energy transition, to build a sustainable future and support our broader transition goals, by financing renewable power generation. For more information, see the power sector in our 'Transition plan'.

The volume mobilised methodology was developed as one metric for all Wholesale Banking departments that would measure the engagement with our clients on ESG topics, regardless of sector and jurisdiction. We differentiate between green and social products and sustainability-linked products, and align with market guidance such as the Green or Social Loan or Bond Principles and the Sustainability-Linked Loan or Bond Principles when structuring these sustainable finance products. For more information on the detailed methodology, see the 'Appendix to the Executive Board report' and ing.com.

Retail Banking

Retail Banking has significant opportunities to support the transition to a low-carbon economy through green mortgages. For private individuals, by offering preferential pricing and mortgage extensions for properties with better EPC ratings, we can attract customers seeking energy-efficient homes and differentiate our offering in a growing market segment. Moreover, we can create opportunities by financing renovations that improve energy performance, such as insulation upgrades or installing solar panels, enabling customers to enhance property value and reduce emissions. This not only supports environmental goals but also strengthens borrowers' financial resilience, as energy-efficient homes

typically have lower energy bills contributing to a more robust credit profile.

Similarly, Business Banking lending presents opportunities to support clients in their transition through sustainable finance products. Loans used to fund low-carbon investments, such as renewable energy or energy efficiency, enable businesses to transition to more sustainable operations, positioning ING as a trusted partner in their decarbonisation journey. Business Banking's financing of renewables is included in the energy overview within the 'Energy sector page'.

Treasury

Our Global Green Funding Framework promotes opportunities for ING, its investors, and clients to support a low-carbon economy on both sides of the balance sheet. On the asset side, we finance green buildings and renewable energy portfolios to drive the transition to a low-carbon economy. On the liability side, we issue green bonds and other funding instruments to attract investors and clients that prioritise sustainability in their investment decisions and diversify funding sources. To ensure transparency and accountability, we publish an annual Allocation Report and Impact Report, demonstrating how bond proceeds are exclusively allocated to green projects and the impact achieved. These reports are published on ing.com.

Updated in 2024, the framework aims to promote further investments into assets that will assist in reaching the targets set forth by the Paris Climate Agreement, contribute to the environmental objectives of the EU Taxonomy and support the UN SDGs. To further enhance the transparency on sustainable assets & liability management within ING, an internal group-wide Sustainable Asset Classification was developed, that enables us to recognise sustainable finance activities and label them consistently throughout the Group. As of 31 December 2025, ING Group has € 14.9 billion in green bonds outstanding (2024: € 15.3 billion[1]).

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[1] Amount has been restated to reflect green issuance through ING Group and all of its subsidiaries, including private placements.

Our transition plan

As highlighted in 'Sustainability at the heart', sustainability is a core pillar of ING's 'Growing the difference' business strategy and central to our long-term business resilience and commercial success. The global transition to a low-carbon economy, fostered by many societies across the globe, is a long-term process and requires system-level change. This transition creates both risks and opportunities, which are reflected in ING's strategy.

As a bank, we primarily support our clients' transition through our lending activities, which is how we implement our own transition plan. Our climate ambition and targets are approved and overseen by ING's management boards.


Strategic vision
Double Materiality Assessment
Policies and Guidelines
ESG Risk management
Business actions
Drive down, Build up, Include everyone
Sustainable finance
Client engagement
Terra approach

1. Strategic vision setting the direction

Our approach to managing climate-related impacts, risks, and opportunities begins with a long-term strategic view. This view sets the direction for the organisation and is informed by horizon scanning and analysis of macroeconomic, regulatory, and stakeholder developments. It provides the foundation for defining priorities, allocating resources, and responding to emerging sustainability challenges.

2. Embedding ESG risks into policies and guidance

Our ESG Risk policies are central to managing our transition plan, governing how we identify, assess, mitigate, and monitor our material negative impacts and risks. This set of policies covers our financing activities across the bank, and consists of both sector-agnostic and sector-specific requirements.

Complementary to our risk policies are our sector lending policies, which set out the portfolio management (sector) signal and credit granting criteria with reference to our ESG Risk Policy. In 2025, we have launched our new ESG Risk Sector Guidance, with the aim to support our front office and risk colleagues to better assess sector-specific impacts, risks, and mitigants when performing the risk assessment and engaging with their clients.

3. Embedding ESG risk in our risk management process

Effective ESG risk management is fundamental to ING's transition plan, with the aim to mitigate negative impacts and climate risks. This includes our business approval and risk approval processes. The double materiality assessment (DMA) is performed on an annual basis and defines the way ESG risk is adopted in the business strategy and the risk management of each risk category or risk type.

We monitor our ESG risk and integrate these considerations into decision-making at different levels. This includes top-down management oversight and ESG Risk Committee review, and bottom-up assessment through business line, portfolio, and counterparty-level monitoring. This is supported by monitoring tools such as the quarterly management reports.

For further details on our risk management processes and policies, see the 'Risk management' section.

4. Client engagement

Our client engagement approach is inclusive, so we work closely with clients to understand their strategic direction and support practical steps towards the mitigation of transition risk. This includes tailored products, sustainable financing opportunities and constructive discussions on sector pathways.

This approach is supported by our Client Transition Plan (CTP). Since 2023 we have been collecting publicly disclosed data on the climate disclosures and transition plans of our Wholesale Banking clients. We assess how our clients approach sustainability and we continue to gather this information. Since 2024 ING has used these assessments to guide fact-based conversations with clients. They help us identify financing needs and potential transition risks.

Business Banking is now adopting similar practices, using climate data to engage with clients. Relationship managers are being upskilled to facilitate meaningful sustainability discussions.

5. Sustainable finance to support our clients' transition

Reducing global emissions requires new solutions, technologies, business models, and infrastructure. As a large, globally operating bank, ING plays an important role by financing clients to develop and scale these solutions. We facilitate this by financing our clients in scaling up the investment in transition activities. The sustainable finance deals we support for climate change mitigation can come in different forms, such as green loans where the proceeds are used by clients for investments in low- carbon technologies.

In 2025, ING launched the Transition Accelerator[1] to mobilise capital and connect it with emerging solutions and innovative sustainable technologies, incubating them and helping them to scale. This initiative focuses on five key areas: battery value chains; EV charging infrastructure; sustainable materials; clean technologies; and nature-based solutions. Each of these is a live and fast-moving area with many possibilities. The power of this model is rooted in how we are joining up players across the ecosystem they operate in. By proactively building connectivity across value chains in a new way.

6. Monitor the decarbonisation progress of the most carbon-intensive sectors through Terra

Terra is our decarbonisation approach and the foundation of our sector transition plans. It is also part of a wider process of how we manage climate-related risks within the most carbon-intensive parts of our lending portfolio. Established in 2018, Terra prioritises the sectors that account for the majority of global emissions. Using Terra, ING measures the emissions intensity of clients active in these sectors, except for upstream oil & gas which we manage based on financial exposures. This enables us to

1 Visit ingwb.com for more information on the transition accelerator.

benchmark clients' activities against sector-specific climate scenarios and provide data-driven input for engagement and risk management.

It is important to distinguish between financed emissions and emissions intensity. Financed emissions represent the absolute greenhouse gas emissions linked to the activities we finance and are reported for transparency and regulatory purposes. Emissions intensity, on the other hand, measures emissions relative to an activity unit (for example, tonnes of CO_2 per tonne of cement). While we report financed emissions as required, our approach focuses on emissions intensity because it better reflects the transition to a low-carbon economy.

The next sections will elaborate further on our sector transition plan, Terra, and provide an overview of our financed and facilitated emissions.

Our sector transition plans

The foundation of our sector transition plans is our Terra approach, which is based on three main principles: (1) impact-based, (2) climate science-based, and (3) engagement-driven. For each included sector, we use dedicated methodologies to set decarbonisation goals based on sector-specific net zero pathways.

We measure how our portfolios progress against these pathways, and identify the actions to further support our clients in their transition. We have adopted what we considered to be the best-fit methodologies per sector to set our emissions reduction ambitions, of which most are based on the Sectoral Decarbonization Approach (SDA). This approach, originally developed by SBTi, was designed for homogeneous sectors that can be managed with a physical indicator, such as kg CO_2e/MWh which we use for the power generation sector.

This approach also informs how we manage climate-related risks. At client level, emissions intensity is one of several indicators considered during the credit risk assessment, where we assess clients individually and objectively, on the basis of financial and credit risk analysis and in line with applicable laws and regulations. For non-Terra sectors with varied production types, where a single sectoral target is not viable, we

continuously manage their transition risks as part of our risk management approach.

For more information about the process of identifying our transition risks and the corresponding policies, see the 'Environmental, social and governance risk' section.

How we define what is in scope of our Terra approach
To define the scope of our Terra approach as part of our sector-based transition plan, we apply a five-step approach.



1 World emissions

2 Hotspot analysis

3 Scenario identification

4 Value chain focus

5 Measurement boundaries (e.g products)

Terra targets and steering

Step 1. Prioritise the high-emitting sectors based on global emissions
According to the IEA World Energy Outlook 2025, most world CO_2 emissions stem from electricity and heat generation, the burning of fossil fuels, as well as final energy usage in industry, transport, and buildings. In response, ING's Terra approach focuses on the sectors with the highest emissions – power generation, oil and gas, automotive, aviation, shipping, cement, steel, commercial real estate, and residential real estate. Together, these sectors account for approximately 75 percent of global CO_2 emissions. Decarbonising these sectors will have a wider impact across

value chains. For instance, as electrification becomes a key strategy for reducing emissions in various industries, companies will increasingly rely on access to low-carbon electricity to lower their Scope 2 emissions. This makes the transition of the power generation sector especially critical, as it underpins the decarbonisation efforts of many industries, transport, and buildings.

Step 2. Monitor emissions hotspots using absolute emissions
Every year, we measure our absolute financed emissions associated with our direct lending and investment activities, also known as absolute GHG Scope 3 category 15 emissions, or simply financed emissions. We use this as a hotspot analysis to monitor the overall impact of our lending book, identifying risks and opportunities, and defining next steps for expanding the scope of Terra. For more information see 'financed emissions'.

Step 3. Identifying net zero scenarios and measurement methodology
For the sectors identified in step 1 and 2, we check whether there is an available International Energy Agency (IEA) NZE scenario or other relevant scientific 1.5°C scenarios from recognised and credible institutions. We use the most recent scenarios at the time of target setting. On 12 November, the IEA published the update of their Net Zero Emissions by 2050 Scenario in their new World Energy Outlook (WEO) report. Currently, we are assessing the impact of this update on our targets.

When setting up the sector transition plans in scope of our Terra approach, we apply what we consider to be the best-fit methodology for each sector to measure and manage our loan book. The benchmark scenarios are then translated into convergence pathways that reflect the alignment of ING's portfolio with the global climate objectives on sector level. These are the basis for setting intermediary targets for 2030, and ultimately converging towards net zero by 2050.

We also want to play an active role in developing and refining climate standards, measurement methodologies, and frameworks because consistent approaches make it easier to compare companies and portfolios.

Step 4. Selecting most impactful parts of the value chain
Guided by our impact-based Terra principle, we focus on parts of the value chain where decarbonisation efforts can drive the greatest impact and spur sector-wide change. For example, in the automotive sector, although the value chain includes dealers and suppliers, manufacturers have the most influence over end-use vehicle emissions because they determine which types of vehicles enter the market. Therefore, changes made at the production stage create a knock-on effect throughout the rest of the value chain. Within the sector pages, we highlight the coverage of the respective value chains.

Step 5. Setting measurement boundaries such as product scope
For the measurements of most Terra sectors, we use the outstanding amounts to each of our clients as the financial indicator. For upstream oil & gas, we set our lending target based on loan limits – in alignment with our SBTi validation. Loan limits are the maximum amount that our clients can draw from their facilities, while outstanding amounts are what clients have actually drawn. For most sectors, the product types in scope for our measurements are revolving loans and term loans, as these best represent continuous lending activity. Emissions intensity is generally calculated using 2025 client outstanding amounts and 2024 emissions data, except in cases where methodological guidance requires a different approach or where data limitations exist. In such cases, we apply the latest available emissions data. For these sector boundaries, see the 'Technical notes to the transition plan'.

Setting our Terra targets based on emissions intensity
We set portfolio targets using sector-based methodologies, focusing on emissions intensity or alignment deltas. For upstream oil and gas, we apply a lending-based target to support the energy sector transition. To benchmark our annual performance as we work towards our targets, we have constructed a convergence pathway from the base year climate performance to the targeted climate performance. As a financial institution, our primary role is to provide financing that supports our clients and their activities. Financed emissions highlight where emissions are concentrated, but they are less effective for managing portfolios in a way that drives real-world change. We therefore use an emissions intensity approach, which is widely recognised in the market, because it enables

active engagement with clients and helps them transition rather than simply withdrawing support.

> In March 2025, ING became the first global systemically important bank to receive validation from the Science Based Targets initiative (SBTi) for 1.5°C-aligned targets. SBTi has validated ING's emissions reduction targets for the sectors fossil fuel (coal, upstream oil & gas), power, cement, steel, automotive, aviation, and commercial real estate, and has confirmed that these targets are in line with the 1.5°C ambition of the Paris Agreement. The validated targets cover 67 percent of our total financed emissions for reference year 2021 following SBTi's target boundary calculation requirements (including Scope 3 emissions of our clients in upstream oil & gas and automotive).

Our commitments, targets, baselines, calculation methodologies, and alignment approach may be subject to change due to international agreements, regulations, data availability and quality, pathway availability, methodology updates, changes (or lack thereof) in public policy and government action, and/or other developments affecting our clients, the sectors in which they operate, or society as a whole. These elements are intended to be applied in accordance with applicable law. Where there may be different or even conflicting laws, these criteria or the application thereof, could be different.

Difference between intensity metric and financed emissions
While the calculation of the emissions intensity metrics (Terra) and the calculation of financed emissions follow different methodologies, the measurement boundaries – such as the financial products in scope – also differ. Therefore, for certain sectors, the outstanding amounts between the two metrics and their results may vary. For more information, see 'Technical notes to the sector transition plan'.

Systemic effects of decarbonising Terra sectors

The graph below illustrates the IEA's view of global energy-related sector emissions and highlights the interconnected nature of these sectors, where emission reductions in one area influence the carbon footprint of others. This systems perspective underlines the broader impact of decarbonising the sectors in scope of our Terra approach. While challenges remain in several high-emitting sectors - particularly mid- and downstream oil & gas, cement, steel, aviation, and commercial and residential real estate - we continued to make good progress overall. The reductions shown to date reflects a point-in-time assessment based on current data and does not include future developments.



Energy supply
Oil & Gas
Decarbonising the sector, which includes replacement of fossil fuels with low-carbon alternatives helps decarbonise Scopes 1 & 3 of all companies along the value chain.
Coal
Oil and Gas
Other
Power generation
41%
Power generation
Decarbonising power generation helps reduce Scope 2 emissions for companies along the value chain, by driving down the emissions from the purchased electricity.
Energy consumption
Automotive
Decarbonising vehicle production helps reduce Scopes 1 & 3 emissions for other companies by driving down emissions from company-owned & leased vehicles and employee commuting.
Aviation, Shipping
Decarbonising aviation and shipping helps reduce Scope 3 emissions for other companies by driving down emissions from transporting goods and business air travel.
World CO_2 emissions, IEA WEO 2025
Terra sectors
Covered by our coal policy
Industry
Steel
7%
Cement
6%
Other
Steel, Cement
Decarbonising cement and steel production helps drive down the Scope 3 emissions of companies that rely on these prevalent materials.
Transport
Automotive
8%
Aviation
3%
Shipping
2%
Other
Goods
Other
Services
Other
Buildings
Residential real estate
5%
Commercial real estate
2%
Commercial real estate
Decarbonising commercial real estate helps reduce Scopes 1 & 3 emissions for other companies by driving down emissions from the buildings they lease and operate in.
Terra coverage of global CO_2 emissions: 75%
Other: 25%

Emissions reduction to date compared to baseline
Upstream oil and gas
71% reduction since 2019
Mid- & Downstream oil and gas
1% reduction since 2022
Power generation
85% reduction since 2018
Target 2030 reduction
Target 2030 reduction
Cement
5% reduction since 2020
Automotive
24% reduction since 2020
Aviation
no reduction since 2023
Commercial real estate
8% reduction since 2022
Steel
Misaligned
compared to the benchmark
Shipping
Aligned
compared to the benchmark
% Reduction from baseline (Normalised)
% Target 2030 reduction (Normalised)
The above graphs have been normalised across sectors. The reduction in the text is referring to the actual percentage reduction. For % target reduction per each sector, refer to our 'Terra Toolbox'

Summary of sector targets and progress

Our Terra toolbox, as shown below, is a summary of our approach per sector. In the following sections, we provide an overview per sector of the sector-specific decarbonisation levers, emerging opportunities and challenges, our sector strategies, performance and own actions. For definitions and other details, see the 'Appendix to the Executive Board report'.

Terra Toolbox

			Baseline			Target		2025			
Sector	**Value chain**	**Emissions scope**	**Baseline year**	**Metric**	**Baseline value**	**2030 Target**	**Target (vs. Baseline)**	**Outstanding in scope (EUR billion)**	**Portfolio value**	**Scenario/pathway for 2030 target**	**Methodology**
Energy: Power generation	Power Generation	Scope 1	2018	kg CO_2e / MWh	297	66	-78% (2030) -100% (2040)	13.3	43.6	IEA NZE (WEO, 2023)	PACTA
Energy: Oil & Gas	Upstream	Scope 1, 2 and 3	2019	Loan limits (€ billion)	6.6	4.3 (2030) 0 (2040)	-35% (2030) -100% (2040)	0.7	1.9	IEA NZE (WEO, 2023)	PACTA Credit Application Paper
				Absolute emissions (million t CO_2e)[1]	99	50	-50%		12.2	IEA NZE (WEO, 2023)	PCAF
	Mid- and Downstream	Scope 1, 2	2022	kg CO_2e / boe	19.2	14.5	-24%	5.6	19.0	IEA NZE (Emissions from Oil and Gas Operations in Net Zero Transitions, 2023)	Convergence approach
Cement	Production	Scope 1, 2	2020	t CO_2 / t cement	0.734	0.519	-29%	0.6	0.695	IEA NZE (WEO, 2023)	PACTA
Steel	Production	Scope 1,2 parts of Scope 3	n/a	SSP percentage deviation	n/a	0%	n/a	2.1	5.4 %	IEA NZE (WEO, 2021) and MPP's Technology Moratorium	Sustainable STEEL Principles
				t CO_2 / t steel			n/a		1.90	IEA NZE (WEO, 2021)	
Automotive	Producers	Scope 3 (Cat.11)	2020	kg CO_2 / vkm	0.199	0.101	-49%	4.0	0.150	IEA NZE (Net Zero by 2050, 2021)	PACTA
Aviation	Airline services	Scope 1 and parts of Scope 3	2023	g CO_2e / RTK	844	681	-19%	4.8	861	MPP PRU	Pegasus Guidelines
Shipping	Ship operators/ owners	Scope 1 and parts of Scope 3	n/a	Alignment delta	n/a	0%	n/a	8.6	-4.6 %	DNV 1.5°C Initiative	Poseidon Principles
Commercial real estate	Owners	Scope 1 and 2	2022	kg CO_2e / m^2	37.0	16.2	-56%	27.8	34.0	CRREM 1.5° C GHG pathways (based on IEA NZE)	PCAF, CRREM
Residential real estate	Homeowners	Scope 1 and 2	2021	kg CO_2e / m^2	39.8	n/a	n/a	315.0	35.5	n/a	PCAF, CRREM

[1] Absolute emissions are calculated based on outstanding and not on loan limits. For more information on absolute emissions calculations on outstanding compared to loan limits we refer to the 'Technical notes to the sector transition plan'.

Energy

The energy transition is at the heart of society's shift towards a low-carbon economy. According to the IEA, the "Age of Electricity" has arrived, with the electrification of economic activities increasing to the point where it will be the central energy source powering the global economy. With wind and solar now being the cheapest electricity sources in many regions, rapid deployment of renewables is a key lever to achieving this transition, combined with the phase-out of coal-fired power in particular which remains the most carbon-intensive source of electricity generation.

Most economic activities can be electrified, except for those sectors that are hard to decarbonise like cement, aviation and shipping. For these sectors, new technologies are being developed to produce energy carriers and fuels (molecules) with lower overall emissions. These low-carbon solutions either use non-fossil-fuel-based feedstocks or combine fossil-derived sources with carbon capture, utilisation and storage (CCUS).

The pace of the energy transition also affects mid- and downstream activities, where climate change is driving the need for alternatives to fossil fuels. This includes levers such as refining and blending biofuels, distribution of hydrogen, and capturing CO_2 at refineries. Through its focus on low-carbon technologies, ING supports projects in these areas to ensure our lending portfolio contributes to wider climate commitments.

Our energy sector strategy

Our energy strategy focuses on reducing emissions in our portfolio and increasing financing for renewable and low-carbon solutions. In addition to supporting traditional energy sources, ING supports clients transition to emerging low-carbon energy systems by financing projects such as low-emissions fuels, CCUS, and technologies that address the intermittency of solar and wind power generation.

For the power generation sector, ING strives for a 78 percent reduction in emissions intensity by 2030, using 2018 as the base year. Through ongoing engagement with clients, we support technologies and new market opportunities to accelerate the energy transition. Our Renewables, Power and Utilities teams work alongside our teams focused on New Energy Technologies, including areas such as hydrogen, energy storage, and CCUS.

Complementing our work in renewable power is our low-carbon approach, which focuses on the value chains of clients in three main areas:
- Low-emissions fuels, including e-fuels and biofuels such as hydrogen, ammonia, biomethane, and sustainable aviation fuel (SAF).
- Recycled feedstock solutions for plastic production through chemical recycling.
- Carbon capture, utilisation and storage (CCUS), which is considered essential for the energy transition, particularly in hard-to-abate sectors.

For the oil and gas sector, ING aims to phase-out its financing to upstream oil and gas exploration and production by 2040, in line with science-based scenarios for this sector and risk considerations. In parallel, we focus on building up the financing of low-emissions fuels. For mid- and downstream oil and gas companies and assets, ING strives for a 24 percent reduction in emissions intensity by 2030, using 2022 as the base year. Our actions centre on engaging with clients about the energy transition and decarbonisation of their business and value chains, and providing finance to support these goals. In practice, we aim to finance the most emissions-efficient clients within each subsector, while supporting the growth of new technologies that can replace or reduce the impact of fossil fuels.

Power generation

The main concentration of emissions within the power sector is where electricity is generated. The choice of energy source, such as renewable or non-renewable largely determines the emissions intensity of the electricity supply and is therefore the focus of our approach. The performance is measured by the amount of greenhouse gas emissions produced per megawatt-hour (MWh) of electricity generated.

Target and performance (in kg CO₂e/MWh)





Outstanding in scope	CO₂e intensity (in kg CO₂e/MWh)	Remaining reduction to 2030 vs. baseline
€13.3 bln	**43.6**	**Reduction achieved**

In 2025, the emissions intensity of our power portfolio reduced by 31 percent to 43.6 kg CO_2e/MWh (2024: 63.0 kg CO_2e/MWh). This improvement reflects our continued efforts to support clients in financing renewable power generation such as wind and solar projects, to which we committed €9.6 billion (2024: € 7.0 billion). These projects are now among the most cost-effective sources of electricity in many regions. Overall, we strive for a reduction of 78 percent by 2030, of which 85 percent to date has been met.

In line with our policy, our exposure to individual coal-fired power plants has decreased by 86 percent from €452 million at year end 2017 to €63 million at year end 2025 (2024: €77 million). We are engaging with our clients to reduce the remaining exposure.

In addition, it is our policy to phase out financing for clients in the utilities sector that derive more than 5 percent of their activities from thermal coal by the end of 2025. This policy reflects our assessment of the financial and transition risks we face when financing thermal coal, as the sector is in structural decline in many regions. At year end we had one client above this threshold. This client is a utility company in the European Union that continues to operate coal-related assets for energy security reasons mandated by its national government. We continue to provide financing on this basis and we support the company as it transitions away from coal, with the company investing in nuclear, natural gas and renewable energy production, which is in line with our inclusive approach.

Upstream oil & gas
In line with our SBTi target validation, we refined our approach for this sector by shifting from outstandings to limits. This strengthens our ability to manage exposures and ensures alignment with our pathway.

Target and performance (in EUR billion)



Legend:
- - - Convergence Pathway
—●— ING Portfolio (Loan Limits)
—●— Outstanding amount
○ ING 2030 Target
● ING 2040 Target

Loan limits	Financed emissions (in million t CO₂e)	Remaining reduction to 2030 vs. baseline
€1.9 bln	**12.2**	**Reduction achieved**

In 2025, our loan limits to clients within the scope of Terra decreased by 12.6 percent to €1.9 billion (2024: €2.2 billion). This reduction reflects active portfolio management to align with our long-term ambition to phase out financing for upstream oil and gas activities by 2040. We strive for a reduction of 35 percent by 2030, of which 71 percent to date has been met.

Mid- and downstream oil & gas
The portfolio encompasses activities ranging from the transportation and storage of crude oil and gas to their refining and conversion into finished products. Emission intensity varies considerably across these activities; therefore, changes in portfolio composition have a direct impact on overall results. The performance is measured by the amount of greenhouse gas emissions per Barrel of Oil Equivalent (boe), a way to measure different types of energy (like oil and natural gas) using one common unit.

We strive for a reduction of 24 percent by 2030, of which 1 percent to date has been met, and we aim to reduce a further 23 percent.

Target and performance (kg CO₂e/boe)



Legend:
— NZE2050 Scenario
- - - Convergence Pathway
—●— ING Portfolio
○ ING 2030 Target

Outstanding in scope	CO₂e intensity (in kg CO₂e/boe)	Remaining reduction to 2030 vs. baseline
€5.6 bln	**19.0**	**23%**

In 2025, the average emission intensity decreased by 0.8 percent, reaching 19.0 kg CO₂e/boe (2024: 19.1 kg CO₂e/boe). Although the overall exposure to mid- and downstream oil and gas activities declined by 24 percent, with the largest decrease within the Liquefied Natural Gas (LNG) segment, the weighted combination of the mix of assets in this sector resulted in a smaller decrease in weighted average emission intensity. LNG currently accounts for approximately 39 percent of portfolio emissions. From 2026, we do not finance new LNG export terminals, in line with our policy and

our risk considerations. For more information on the methodologies used, see 'Technical notes to the sector transition plan'.

Transaction highlights: The Northern Endurance Partnership (NEP)
The below transaction illustrates how we finance the build-up of critical decarbonisation technology within the sector, in addition to our actions in Terra. The Northern Endurance Partnership (NEP) is the first-ever project financing for a CCS project in the wider Europe, Middle East and Africa (EMEA) region, and one of the largest planned CCS projects in the UK. Considered to be of strategic importance for the UK government's energy transition plans, the project will capture and store CO₂ from emitters in the Teesside and Humber industrial region. ING acted as mandated lead arranger and hedging, documentation & technical bank for this £3.9 billion project financing.

Composition of our energy portfolio

We work with clients to support their transition, develop methodologies for complex activities, and grow financing for low carbon solutions. This includes integrated oil and gas exposures which cover general lending to companies operating across the value chain. These facilities are not tied to specific projects and can help high-emitting clients invest in lower-carbon technologies. Integrated oil & gas exposures are managed under our mid- and downstream Terra target, while loans dedicated to upstream activities are allocated and managed under our upstream oil & gas Terra target.

The tables below show our energy outstanding that reconciles to our Terra scope and the committed undrawn limits. These are agreed credit facilities that have not yet been drawn and represent potential future exposure. Both outstandings and committed undrawn limits are reported in line with ING's 'credit risk portfolio' which uses industry classification codes based on the main activity of clients.

The tables are structured around the main energy-related activities in our portfolio to give insight into how our financing supports clients across the energy system and how this links to our transition strategy.

▪ **Oil and gas** shows our exposures to upstream and mid- and downstream activities. A separate line is included for integrated oil and gas companies as they operate across the value chain, allowing for a better understanding of how our portfolio is distributed.

▪ **Power generation** includes our exposure to companies that generate and distribute electricity. The line for utilities and distribution includes companies that own renewable assets which are classified integrated utilities, presenting this separate provides a more complete picture of our activities during the transition.

▪ **Low carbon technologies** highlights financing that supports the shift to low carbon energy. This category reflects our strategic focus on enabling technologies that help clients reduce emissions and scale solutions needed for a net zero energy system.

For the reconciliation with the Terra scope, we group the differences in scope into three categories. These explain why the credit risk portfolio and the Terra scope do not fully align:

▪ **Activities** captures cases where a client's primary activity falls outside the Terra scope. For example, the integrated utilities industry code, captured under the category of utilities in the table, has a primary activity that is broader than power generation and therefore are not included in the Terra Power sector. As a result, a significant share of these exposures appears as a scope difference under activities.

▪ **Products** reflects differences arising because Terra focuses on lending products such as term loans and revolvers, in line with step 5 of our sector transition plan.

▪ **Other** includes remaining items that fall outside the Terra scope, such as retail banking exposures. These are part of the credit risk portfolio but are not covered by Terra and therefore form a separate category.

Total energy outstandings and reconciliation to Terra scope						
in EUR billion		Scope differences			Total	
	Terra	Activities	Products	Other[1]	2025	2024
Oil & gas						
Upstream O&G	0.7	0.2	0.5	0.0	1.4	2.0
Mid- and downstream O&G	5.6	2.5	4.7	0.5	13.3	15.1
- of which integrated O&G companies					*2.1*	*2.0*
Total oil & gas	**6.3**	**2.8**	**5.2**	**0.5**	**14.7**	**17.1**
Power generation						
Conventional power generation					1.6	2.0
Renewable power generation					14.1	12.5
Utilities and distribution					10.8	10.8
Total power generation[2]	**13.3**	**6.8**	**4.3**	**2.1**	**26.5**	**25.3**
Low carbon technologies						
Low emission fuels, CCS, battery energy storage					1.1	0.6

Committed undrawn limits		
in EUR billion	2025	2024
Oil & gas		
Upstream O&G	1.1	1.6
Mid- and downstream O&G	6.3	5.8
- of which integrated O&G companies	*1.1*	*1.2*
Total oil & gas	**7.4**	**7.4**
Power generation		
Conventional power generation	0.7	0.9
Renewable power generation	6.5	5.0
Utilities and distribution	10.2	9.6
Total power generation[2]	**17.4**	**15.5**
Low carbon technologies		
Low emission fuels, CCS, battery energy storage	0.9	0.4

[1] Consists mainly of Retail (Business Banking) outstandings, not managed via Terra.
[2] The Terra scope for Power generation spans multiple risk subcategories, therefore we performed the scope-differences reconciliation at the aggregated Power level.

Trade & commodity finance

Energy trade flows are an integral part of the value chain. However, the short-term nature of trade and commodity finance (TCF) and fluctuating price and trade patterns present unique challenges for aligning these activities with climate scenarios.

Currently, no industry-wide methodology exists for measuring emissions from oil and gas trading. To address this, we have worked with external experts to co-develop a methodology, which will be tested for its robustness and on data quality before it can be applied to the portfolio.

In the meantime, we provide transparency on our TCF oil and gas exposures in terms of limits and outstandings in the following table.

Energy trading outstandings and limits		
in EUR billion	2025	2024
Oil & gas limits	28.2	28.2
– of which Oil & gas outstandings	11.5	11.1

Connectivity to the Consolidated financial statements

The total outstandings and limits are derived from our credit risk portfolio which are reconciled to the Consolidated financial statements in the reconciliation table presented in the credit risk section. This table shows the link between the statement of financial position and the outstanding in line with our credit risk portfolio. Starting from these outstandings, we provide a reconciliation, in the Total energy outstanding and reconciliation with Terra table, towards the scope covered by Terra.

Cement

Cement is one of the hardest sectors to decarbonise, as around 60 percent of emissions come from limestone calcination, an integral chemical reaction in the process of making cement that releases CO_2 and cannot be addressed through energy efficiency alone. Additionally, this process requires very high temperatures in kilns, which are typically generated by burning fossil fuels. Reducing emissions in cement production requires a combination of technological innovation, process optimisation, and circular economy practices. Key decarbonisation measures include near-term efficiency gains (energy and materials), switching to low carbon fuels (biomass, waste), and long term deployment of innovative technologies like using alternative materials to reduce clinker, and large-scale carbon capture, utilisation, and storage (CCUS) for deep cuts in emissions from process and combustions.

While electrification and renewable energy use are emerging trends, progress is constrained by the limited availability of alternative materials such as fly ash and slag, high capital costs, and long investment cycles. CCUS technologies are not expected to scale before 2030. The transition to low-carbon "green" cement is further hindered by weak market incentives, policy uncertainty, fragmented standards, conservative industry practices, and limited green procurement.

An additional challenge is that green cement performs the same as traditional cement but costs more, making adoption difficult.

Our sector strategy

Our strategy focuses on working closely with clients and supporting their transition through financing. ING strives to reduce emissions intensity in its cement portfolio by 29 percent by 2030, using 2020 as the baseline. Achieving this target depends on clients implementing effective decarbonisation measures. In the short term, most progress is expected to come from proven solutions such as improving energy efficiency, gradually reducing the clinker ratio (the proportion of clinker in the final product), and adopting lower-carbon alternatives. In the longer term, higher reductions will rely on scaling up advanced technologies, including CCUS, low-clinker cement, and electric kilns. We engage with clients based on clear decarbonisation commitments and alignment with the IEA Net

Zero Emissions pathway. Regular dialogue is maintained to understand their transition plans and how they intend to invest in decarbonisation solutions in the coming years.

Terra targets and performance

Within the construction value chain we focus on cement producers. Cement production is highly energy-intensive and generates the largest share of emissions. Other parts of the value chain, such as suppliers or recyclers, have significantly less influence on emissions compared to the operational decisions and technological choices made by producers and are therefore not in scope of our Terra approach. The performance is measured by the amount of greenhouse gas emissions produced for each tonne of cement.

We strive for a reduction of 29 percent by 2030, of which 5 percent to date has been met, and we aim to reduce a further 24 percent.

Cement (t CO_2/t cement)



Outstanding in scope	CO₂ intensity (in t CO₂/t cement)	Remaining reduction to 2030 vs. baseline
€0.6 bln	**0.695**	**24%**

The emissions intensity of our cement portfolio has increased by 0.9 percent to 0.695 tCO₂/t cement in 2025 (2024: 0.688 tCO₂/t cement). This slight increase is driven by a combination of factors, where a few clients with higher emissions intensity increased their usage of the lending facilities, while clients with lower emissions intensity reduced their outstanding exposure.

While short-term fluctuations are expected, we continue to engage with clients to help them accelerate the adoption of low-carbon technologies such as clinker substitution, renewable energy, and CCUS. Achieving our ambitions depends heavily on the successful deployment of technologies, such as CCUS, that are yet to fully materialise at the scale needed and for which scalability prior to 2030 is still uncertain.

For more information on the methodologies used, see the 'Technical notes to the sector transition plan'.

Transforming our sector strategy into action plans

We continue to monitor the progress of our cement portfolio, and assess the emissions intensity and impact of all new bank exposures in the credit approval process. We also continue to collect, assess, and track our clients' transition plans via our CTP tooling, train our front-office colleagues to use the tooling, and understand the required transition of the cement sector in line with 1.5°C.

We engage with our clients to finance their transition by offering dedicated products and services - such as sustainability-linked or green loans and bonds with specific climate-related KPIs. We also support client actions by advising on and financing CCUS, recycling activities, or alternative fuels, as these levers are critical for the sector to align with the 1.5°C pathway. In our regular dialogues with our clients we discuss how they will be able to decarbonise their businesses. In cases of new client onboarding, we analyse how this client would influence our decarbonisation trajectory.

Steel

Steel is fundamental to the global economy. Its strength and versatility make it indispensable across a wide range of applications, from household appliances and vehicles to the construction of buildings and infrastructure. It also plays a critical role in the energy transition as a key material in renewable energy technologies, including wind turbines, solar panel mounting structures, and electric vehicles.

However, steel production is a major source of industrial carbon emissions due to the nature of its traditional manufacturing process. Decarbonising the industry requires a significant technological shift away from the conventional blast furnace–basic oxygen furnace route towards lower-emission methods of iron and steelmaking.

This transition is highly challenging, hindered by long asset life cycles, economic constraints, and exposure to global market forces. Key barriers include the high cost of emerging iron reduction technologies, the capital-intensive nature of decarbonisation investments, relatively low equity returns, lack of a global level playing field, and insufficient policy support. These factors have led to many decarbonisation projects being postponed or cancelled.

Our sector strategy

Our strategy to support our clients' decarbonisation plans in the steel sector takes a pragmatic, phased approach. We recognise that progress will depend on a mix of technologies rather than a single solution, in line with the technology-agnostic Sustainable Steel Principles (SSP) methodology. ING strives for zero percent portfolio climate misalignment compared to the International Energy Agency's (IEA) net-zero pathway by 2030. At the core of our approach is active engagement with clients to discuss and support their decarbonisation plans. In addition, we finance credible, low-carbon steel projects worldwide, helping accelerate the transition to a more sustainable industry.

Terra targets and performance

We focus on steel producers in the value chain, because iron- and steelmaking processes generate the vast majority of the sector emissions. Other value chain parts, such as mining and quarrying, generate

significantly lower emissions in comparison and are therefore not in scope of our Terra approach.

In 2025, we updated the presentation of our alignment metric in line with the latest SSP guidance. This change moves from reporting an alignment delta to reporting a percentage deviation. The SSP percentage deviation, compares our steel portfolio emission intensity with the emission intensity pathway set by the SSP based on the IEA net-zero scenario. A positive percentage deviation indicates that the portfolio is above the pathway and therefore misaligned, while a zero or negative percentage indicates alignment or performance better than the pathway. The emission intensity presents the greenhouse gas emissions per tonne of crude steel produced (tCO$_2$/t steel).

Steel (SSP percentage deviation)



For 2025, the SSP percentage deviation is reported at +5.4 percent. At the same time, our aggregated portfolio emission intensity improved to 1.90 tCO$_2$/t steel (2024: 1.93 tCO$_2$/t steel). Despite the slight increase in the SSP percentage deviation, mainly driven by the increasingly stringent decarbonisation pathway towards 2030, the decrease in emissions intensity reflects our continued efforts to support our client's transition. The dynamic also reflects the broader challenges, in the context of slow progress across the sector due to persistent headwinds such as cost pressures and delayed project timelines.

Furthermore, it is important to note that the SSP methodology does not yet capture the impact of green steel projects we have financed that are still under development. In line with the methodology, these projects are excluded from our current alignment calculation. Once commercially operational, they are expected to improve our alignment, although this will remain subject to change over time due to factors such as project success, updated scenarios, portfolio composition, and updated external data. For further information on the methodologies used, see the 'Technical notes to the sector transition plan'.

Transforming our sector strategy into action plans

We continue to manage our portfolio and risks by prioritising financing for credible transition projects considering whether clients have a viable decarbonisation pathway and their emission levels. For dedicated project or asset finance, we focus on funding for retrofits and new steel mills that have robust, long-term plans aligned with the decarbonisation efforts required for the transition. To strengthen sector transition capability, we maintain active engagement with our existing client base on their transition strategies. Our aim is to support them by offering sustainable finance products linked to specific climate-related KPIs or with green use-of-proceeds structures.

Outstanding in scope	SSP percentage deviation
€2.1 bln	**+5.4%**

Transaction highlights: Stahl-Holding-Saar (SHS)

The below transaction illustrates how we finance the build-up of critical decarbonisation technology within the sector, in addition to our actions in Terra. In July 2025, we closed a €1.66 billion syndicated loan to support SHS's landmark decarbonisation initiative, "Power4Steel". This project is one of Europe's largest steel decarbonisation efforts and will enable SHS to reduce its carbon emissions by 55 percent by 2030 and 80 percent by 2050 compared to 1990 levels. Through Power4Steel, SHS aims to become the leading producer of "green steel" within its peer group by using hydrogen to reduce iron ore to iron, replacing traditional carbon-intensive processes. ING acted as Bookrunner, Mandated Lead Arranger, Original Lender, and Documentation Bank for this transaction.

Automotive

For the automotive sector to decarbonise, accelerating the adoption of zero-emission vehicles is essential. Global electric vehicle (EV) uptake is increasing, although they still account for a relatively small proportion of the global fleet. The sector remains dependent on their wider adoption.

When transitioning to electric vehicles, tailpipe emissions (exhaust emissions) are eliminated entirely; however, emissions shift upstream to electricity generation and vehicle manufacturing. Progress therefore depends on the availability of clean energy and robust charging infrastructure. Key enablers lie in adjacent sectors such as renewable power generation, electricity distribution and charging infrastructure, all of which must be scaled significantly to support consumer adoption and deliver tangible emission reductions. This development is expected to generate positive demand signals for automotive manufacturers.

While the sector is transitioning, the pace of grid expansion and charging network deployment remains insufficient, and affordability and supply chain constraints continue to slow the uptake of EVs. Effective long-term policy frameworks are needed to address these barriers. Recent adverse regulatory developments, combined with these challenges, are weighing on near term expectations for EV markets in several regions, which is affecting global fleet average emissions and slowing the sector's overall transition.

Our sector strategy

Our automotive sector strategy focuses on engaging with clients and financing their transition towards a low-carbon economy. ING strives for 49 percent reduction in emissions intensity by 2030, against the baseline year of 2020. In the short term, we support our clients in their electrification ambition, while supporting the ramp-up of the entire electric vehicle value chain. In the medium term, our strategy focuses on supporting our automotive manufacturers and supplier clients in reaching net zero.

Terra targets and performance

With our Terra approach we focus on the producers in the value chain. Although the broader automotive value chain includes many actors, such as suppliers and dealers, producers have the greatest influence over end use emissions because they decide which vehicle technologies enter the market. While most emissions from light duty vehicles, which include passenger cars and small vans, occur during the use phase, they are ultimately determined by the fuel and technology choices built into the vehicles. The performance is measured by the greenhouse gas emissions per vehicle kilometre, based on the mix of vehicle types produced by the automotive producer.

We strive for a reduction of 49 percent by 2030, of which 24 percent to date has been met, and we aim to reduce a further 25 percent.

Automotive (kg CO_2/vkm)



Outstanding in scope	CO_2e intensity (in kg CO_2/vkm)	Remaining reduction to 2030 vs. baseline
€4.0 bln	**0.150**	**25%**

The emissions intensity has increased by 3 percent to 0.150 kg CO_2 / vkm in 2025 (2024: 0.146 kg CO_2 / vkm). This change is mainly driven by an increase in outstanding to a few clients with higher emissions intensity, compensating the average emissions reduction from the rest of the portfolio.

For more information on the methodologies used, see the 'Technical notes to the sector transition plan'.

Transforming our sector strategy into action plans

We finance our clients' transitions by offering dedicated products and services, like our sustainability-linked loans, bonds, supply-chain financing, green loans, and green bonds. We continue to support companies across the value chain and create internal commercial incentives to advance the development of critical components, such as traction batteries and EV charging infrastructure. In addition, in seeking new business, we focus on prospective clients that already have a high degree of electrification and/or an ambitious transition plan to grow their electric vehicle production.

Transaction highlight: Electra

The below transaction illustrates how we finance the build-up of critical decarbonisation technology within the sector, in addition to our actions in Terra. In July 2025, we signed a transaction to support the scaling of Electra, a leading French EV charging infrastructure provider, as it expands its network across Europe with plans to install 15,000 high-power charging points by 2030. This will allow Electra to evolve its stations into intelligent energy hubs, optimising grid integration and renewable energy usage. ING was the lead bank and debt advisor for this €433 million green financing deal, one of the largest in the sector.

Aviation

The aviation sector is a key enabler of global economic growth and social connectivity, and currently accounts for around 2–3 percent of global CO_2 emissions. To reduce the environmental impact of the sector, airlines and aircraft lessors can pursue two main strategies:

- Fleet modernisation: replacing older aircraft with newer, more fuel-efficient models to lower fuel consumption and emissions.
- Sustainable Aviation Fuel (SAF): SAF is widely recognised as critical to achieving the sector's climate targets, as it reduces emissions across the fuel lifecycle.

Improving fuel efficiency delivers both environmental and economic benefits, and the industry continues to enhance energy and operational performance. However, building new, efficient aircraft requires significant capital investment and long production lead times, which can slow progress. Delays in next-generation aircraft deliveries may further hinder the pace of transition.

Demand for air travel is expected to grow through 2050 and beyond, yet a substantial investment gap remains to fund the capital expenditure required for this transition. Therefore, providing financing to support the deployment of next-generation aircraft would be increasingly important to accelerate decarbonisation.

Our sector strategy

Our strategy focuses on supporting clients in their transition to a low-carbon economy by providing financing solutions that enable decarbonisation. ING strives to reduce the emissions intensity in its aviation portfolio by 19 percent by 2030, compared to the 2023 baseline.

With a portfolio that includes many of the world's largest airlines and leading aircraft lessors, our short- and medium-term priority is to help clients modernise their fleets. By financing the adoption of more fuel-efficient aircraft, we aim to help clients reduce their emissions and contribute to the sector's long-term sustainability goals.

Terra targets and performance

With our Terra approach we focus on airline services in the aviation value chain. This segment covers the operation of aircraft and accounts for most emissions in the sector. Addressing emissions in this part of the value chain is the most effective way to the transition in this sector.

For the aviation sector, emissions intensity is calculated using 2024 financial data. This one-year lag reflects that 2025 emissions data is not yet available. Since the Pegasus Guidelines require the same reporting year for financial and emissions data, we measure emissions in line with these guidelines.

Performance is measured by the greenhouse gas emissions per revenue tonne-kilometre (g CO_2e/RTK), which express the greenhouse gas emitted to transport one tonne of revenue-generating payload (passengers, belly cargo or dedicated freight) over one kilometre. We strive for a reduction of 19 percent, of which 2 percent increase to date, and we aim to reduce a further 21 percent.

Aviation (g CO_2e/RTK)



MPP PRU - ING	Convergence Pathway	● ING Portfolio	○ ING 2030 Target

Committed amounts in scope (2024)	CO₂e intensity (2024) (in g CO₂e/RTK)	Remaining reduction to 2030 vs. baseline
€4.8 bln	**861**	**21%**

In 2024, the emissions intensity increased by 2 percent to 861 g CO_2e per Revenue Tonne Kilometre (RTK), (2023: 844 g CO_2e/RTK). This increase was attributable to higher prepayments on facilities related to lower emissions aircraft, which altered the portfolio weighting and consequently increased the overall average emissions. The effect was partially offset by the financing of next-generation aircraft, which represented 77 percent of committed amounts in 2024, compared with 71 percent in 2023, consistent with our strategic approach.

We updated our baseline to 2023 last year, applying the updated methodology to 2019 when we began actively steering this portfolio, which shows a steady decline of approximately 5 percent. While Sustainable Aviation Fuel (SAF) is considered in the Pegasus Guidelines and reflected in our convergence pathway, our current portfolio performance metrics do not yet incorporate SAF usage due to limited availability of reliable data. For more information on the methodologies used, see the 'Technical notes to the sector transition plan'.

Transforming our sector strategy into action plans

We remain focused on increasing the share of next-generation aircraft within our aviation financing portfolio. To achieve this, we engage with clients in strategic discussions on their transition plans and identify opportunities to provide tailored financing solutions that support decarbonisation.

We continue to collect, assess, and monitor publicly disclosed climate transition plans from operating companies and aircraft lessors which help us identify financing needs as well as potential transition risks.

In addition, our aviation team actively contributes to industry initiatives, such as Impact on Sustainable Aviation, to promote collaboration and accelerate progress towards a low-carbon future.

Shipping

Shipping is crucial to the global economy and the backbone of international trade, with over 80 percent of the world's traded goods transported by ships, according to UNCTAD. The industry is globally regulated by the International Maritime Organisation (IMO), a specialised UN agency, which has set an industry target of reaching net zero by or around 2050, with intermediate checkpoints in 2030 and 2040. Decarbonisation levers include technical measures, such as energy-saving technologies and retrofits; operational measures, like optimised route planning and speed reduction; and the adoption of low- or zero-carbon alternative fuels, including green ammonia, green methanol, and others.

Increasing regulatory pressure and the global shift toward low-emission fuels are creating new financing needs, particularly in energy-efficiency upgrades, alternative-fuel vessels, and new vessel types. Capital expenditure for retrofitting existing vessels with alternative-fuel propulsion systems represents a potential future financing possibility. Additionally, investments in new vessel types, such as liquefied CO_2 carriers and ammonia carriers, support the global energy transition in a systemic way and present commercial opportunities for banks.

The most significant challenge for shipping is the production and scaling up of alternative fuels. There are cost hurdles, supply-chain barriers, and competition for these fuels from several industries. The challenges require regulatory mechanisms and greater stakeholder collaboration to incentivise first movers.

Our sector strategy

ING's shipping strategy prioritises financing clients who are focused on energy efficiency and committed to the sector's transition to net zero by 2050. Our goal is to engage with clients, finance their transition, and collaborate with key stakeholders to enable industry-wide change. To achieve this, we adopt a systemic change approach that guides our actions within our business. ING strives for a portfolio alignment delta of 0 percent compared to the net-zero pathway defined by the DNV 1.5°C Initiative.

Terra targets and performance

With our Terra approach we focus on ship owners and operators within the shipping value chain. These actors acquire and operate deep-sea ships which are assets with long operating lifespans. The operation of these vessels has the most significant impact on emissions through its lifecycle.

For this sector, we calculate the emissions intensity based on the 2024 outstanding and the 2024 emissions data, using the DNV 1.5°C Initiative scenario, and the Poseidon Principles methodology. A positive alignment delta indicates misalignment, while a negative alignment delta reflects alignment or better performance.

Shipping (Alignment delta)



Outstanding in scope (2024)	1.5°C Initiative (DNV) Alignment delta (2024)
€8.6 bln	**-4.6%**

In 2024, the alignment delta is -4.6 percent (2023: -7.6 percent), which is primarily driven by the investments made by our clients in energy efficiency and emissions reduction technology. While we remain aligned, the change is mainly driven by variance in the bulk carrier and tanker segments of our portfolio, which had a more significant weighted average intensity impact this year. Increasingly stringent international environmental regulations are also a contributory factor. For more information on the methodologies used, see the 'Technical notes to the sector transition plan'.

Transforming our sector strategy into action plans

As part of our client engagement approach, we identify opportunities to finance their capital expenditure plans, including retrofitting energy-efficiency solutions and installing alternative-fuel propulsion systems.

We are actively involved in key forums and platforms, including the Poseidon Principles, 1.5°C Initiative, UNEP FI Shipping Working Group, Getting to Zero Coalition, Global Maritime Forum, and others. Our involvement also extends to industry initiatives that aggregate demand for alternative fuels, such as Green Corridors like the Silk Alliance, which help create ecosystems to demonstrate the commercial and technical viability of alternative fuels.

We are exploring partnerships with organisations such as the Global Centre for Maritime Decarbonisation (GCMD), which can help pool demand for energy efficiency retrofits for the shipping sector.

Commercial real estate

Nearly 75 percent of EU buildings are energy inefficient whereby more than 85 percent of today's buildings are expected to remain in use by 2050, according to the European Environment Agency. To meet climate goals, improving energy efficiency through retrofitting is essential. Measures such as insulation, solar panels, heat pumps and district heating can significantly reduce reliance on fossil fuels.

However, renovation rates remain far too low to achieve net zero targets. For many owners, investing in energy efficiency is not financially attractive compared with new construction. This creates a bias against renovation even though upgrading existing buildings is often more sustainable in the long term.

Without strong government incentives and clear policies, renovation rates are expected not to increase at the speed required to decarbonise the sector. A mix of subsidies, regulations and standards is needed to encourage adoption of energy efficiency measures and accelerate the decarbonisation of electricity grids.

Our sector strategy

To support our clients' transition, we are taking action in key areas that reflect our role as a financier, a strategic partner and an advocate for the sector. ING strives to reduce emissions intensity in its portfolio by 56 percent by 2030, using 2022 as the base year.

Today we cover Wholesale Banking Real Estate (WB RE) and Business Banking Real Estate for the Netherlands (BB RE NL) and plan to include the remaining part of the secured portfolio once data quality meets the required standards.

Our commercial real estate strategy focuses on helping clients transition to low-carbon buildings by prioritising assets with strong energy performance, enabling upgrades that improve efficiency and integrating sustainability into financing solutions. We combine expert advice with tailored funding options to accelerate progress towards climate goals.

The regulatory environment is still evolving. EU Member States must transpose the Energy Performance of Buildings Directive (EU) 2024/1275 (EPBD IV) into national law by 29 May 2026. As part of this process, they must prepare and implement a National Building Renovation Plan which is the main strategy to achieve a fully decarbonised building stock by 2050. Once the EPBD IV is transposed in the Member States, we will revisit our approach in line with the upcoming legislation.

Terra targets and performance[1]

For commercial real estate, we focus on property owners within the value chain, as they control building design, retrofits, and energy systems that determine the baseline emissions. Tenants affect operational energy use in the short term, while owners' decisions drive long term decarbonisation potential.

Performance is measured by how many kilograms of greenhouse gas emissions are associated with each square metre of a building or asset. We strive for a reduction of 56 percent by 2030, of which 8 percent to date has been met, and we aim to reduce a further 48 percent.

Commercial real estate (kg CO_2e/m^2)



- - - Convergence Pathway   ◯ ING 2030 target   ─── CRREM 1.5°C Pathway
─●─ ING Portfolio

Outstanding in scope	CO₂e intensity (in kg CO_2e/m^2)	Remaining reduction to 2030 vs. baseline
€27.8 bln	**34.0**	**48%**

In 2025, the emissions intensity decreased by 5.9 percent to 34.0 kg CO_2e/m^2 (2024: 36.1 kg CO_2e/m^2). The main reason for this reduction is further decarbonisation of the electricity grid. For more information on the methodologies used and the corresponding restatement, see the 'Technical notes to the sector transition plan'.

Transforming our sector strategy into action plans

We are supporting and working with our RE BB NL clients to achieve better energy labels by 2030. We follow a four-step approach: providing sustainability advice, offering loans that cover 100 percent of investment costs with interest discounts of up to 1.5 percent for measures leading to at least energy label A, connecting clients with a trusted market partner to create sustainability retrofit plans, and reimbursing the cost of new energy labels after completion.

For WB RE, which has a more diversified portfolio across countries, we assess emissions intensity and climate impact for all new transactions as part of credit approval. We collect and evaluate the emissions data, client targets and investment plans to monitor progress. For existing portfolios, we apply the same methodology and engage with clients on assets that are not aligned with the 1.5°C pathway. We also offer sustainability improvement loans and tailored financing solutions to support decarbonisation.

In addition, we run a pilot project to shape the next phase of sustainable and affordable housing in the Netherlands. Through industry platforms such as INREV, ULI and Green Building Councils, we advocate for stronger regulations, clearer standards and effective incentives to accelerate the decarbonisation of the built environment.

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[1] Comparative figures have been restated to reflect emissions factors that better align our approach with the CRREM scenario. See 'Technical notes to the transition plan' for more information

Residential real estate

Residential real estate, represented through mortgages, is around half of ING's lending portfolio, but only a small share of our financed emissions (approximately 9 percent). The transition to energy-efficient housing remains a complex journey. The key levers to decarbonise residential real estate are greening the energy mix, ensuring high standards for new builds, deeper renovations for existing homes, and installing low carbon-footprint heating systems such as heat pumps. However, many of these drivers remain stagnant, due to a lack of homeowner demand, structural barriers, and policy uncertainty. Specifically, renovation uptake among homeowners remains low, the supply of affordable, energy-efficient homes is limited, and there is significant reliance on expanding renewable energy in the grid. We call on EU Member States to fully implement the EPBD IV and ensure clear mandates and incentives for owner-occupiers within their National Building Renovation Plans.

Our sector strategy

ING's strategic objective for the residential real estate sector is to contribute to the decarbonisation of homes within our mortgage portfolio. Therefore, we focus on accelerating portfolio decarbonisation, supporting customers in their transition, and shaping an enabling environment. These objectives are operationalised through our actions.

Similar to the commercial real estate sector, we are monitoring the transposition of the EPBD IV in the relevant Member States and will revisit our approach in line with this upcoming legislation.

Terra performance

For the Terra portfolio of residential real estate, we focus on homeowners because they directly control property operations, appliance choices, and energy use, which are the main drivers of emissions in this sector.

Performance is measured by how many kilograms of greenhouse gas emissions are associated with each square metre of a building or asset.

Residential real estate (kg CO_2e/m^2)



Outstanding in scope	CO_2e intensity (in kg CO_2e/m^2)
€315 bln	**35.5**

In 2025, the emissions intensity of the portfolio has decreased by 5.3 percent to 35.5 CO_2e / m^2 (2024: 37.5 CO_2e / m^2), reflecting the performance of our residential real estate portfolio. This figure reflects the combined performance of our in-scope residential real estate portfolio across Belgium, Germany, the Netherlands, Poland, and Spain. The reduction in emissions intensity is largely driven by the update of emissions factors to incorporate the latest available data for the Dutch market.

The performance highlights both the ongoing challenges of decarbonising the housing stock and the limitations of measurement models that depend on accurate EPC labels, data that is still lacking in many markets.

For more information on the methodologies used, see the '<u>Technical notes to the sector transition plan</u>'.

Transforming our sector strategy into action plans

We motivate our customers to choose energy-efficient homes by offering sustainable mortgage products across core markets and applying energy-label pricing where feasible. For existing homes, we provide tailored renovation financing through secured and unsecured loans, as well as mortgage top-ups, enabling customers to fund energy-efficiency upgrades. These measures aim to ensure that both new and existing properties contribute to lowering the overall carbon intensity of our portfolio and related climate risks.

We continue to support customers in the transition by making sustainable choices easier. We are building and scaling digital tools such as ING Upgrader and the Upgrade Check in the Netherlands, which offer personalised renovation advice, cost-benefit insights, and connections to certified contractors. In Germany a green retrofitting mortgage has been introduced in 2025 that offers flexibility on the renovation loan amount together with a longer interest-free disbursement period specifically tailored to uncertainties that home owners and buyers face when renovating a home plus an interest rate discount when conditions are met. In Belgium, we launched a 'Renovation Toolkit' platform that helps customers identify suitable renovation measures, find financing options, and connect with craftsmen and expert advisors. We also integrate sustainability into mortgage advisory conversations, equipping advisors with training and toolkits to guide customers effectively. Partnerships and access to subsidies – such as through Warmtefonds in the Netherlands – further reduce barriers and improve affordability for customers undertaking energy-efficiency improvements.

Given the sector's dependence on government, policymakers, and other stakeholders to unlock key drivers for home decarbonisation, we have continued to step up our collaboration efforts. This includes publishing a whitepaper with Guidehouse that outlines the technical measures required to achieve net zero and identifies the key stakeholders needed to make it happen. We have also engaged with governments on the ambitious implementation of the EPBD IV in national renovation plans.

Emissions associated with financial activities

In reporting the absolute emissions, we distinguish between financed emissions and facilitated emissions, as they represent different dimensions of our financial activities. Both metrics are calculated in accordance with the Partnership for Carbon Accounting Financials (PCAF) methodology to ensure transparency and comparability. These disclosures are required for accountability purposes, but they do not reflect how we manage our portfolio. Our managing approach focuses on emissions intensity, as explained in 'Our sector transition plan', which better demonstrates progress towards decarbonisation.

Financed emissions

As a bank, we measure the greenhouse gas emissions associated with the activities of companies and projects we finance through our lending and investment activities. These are reported as absolute GHG Scope 3, Category 15 emissions. Financed emissions provide transparency on the carbon footprint linked to our portfolio and we primarily use it for hotspot analyses, see 'step 2 of our sector transition plan'.

Financed emissions are a less suitable metric for tracking transition progress compared to emissions intensity. They can rise simply because our exposure increases or because clients grow their business, even when they reduce their emissions intensity, which is what we observe in 2025. Financed emissions depend on external datasets and financial information that change over time. Movements in absolute financed emissions can result from a combination of factors, including:

1. Variations in company reported financial information (i.e. Enterprise Value (EVIC) and balance sheet financial indicators);
2. Shifts in our outstanding exposure to each client;
3. Foreign exchange volatility;
4. Changes in clients' emissions profiles (e.g. reported emissions from CDP or proxies applied); and
5. Other data quality adjustments (e.g. changes in PCAF data quality, system enhancement).

By supporting clients' transition efforts, banks can most directly help reduce Scope 1 and 2 emissions, whereas Scope 3 emissions are shaped by broader value-chain dynamics. In line with PCAF, we therefore disclose our clients' absolute emissions by presenting Scope 1 emissions (from their own operations) and Scope 2 emissions (from purchased energy) separately from Scope 3 emissions (all other indirect value-chain emissions).

In 2025, the Wholesale Banking (WB) portfolio continued to account for over two-third of total financed emissions. The changes in emissions, compared to 2024, are mainly explained by portfolio changes and data quality improvements. The scope 1 and 2 emissions remain stable with a slight increase of 3 percent to 43,503 kt CO_2e (2024: 42,221 kt CO_2e). This is mainly due to better asset-level data for renewables, resulting in lower calculated emissions and therefore mitigates the impact of higher outstanding. Scope 3 emissions have increased by 24 percent to 186,488 kt CO_2e (2024: 149,861 kt CO_2e). This is mainly driven by updated CDP data, higher outstandings and the proxies we applied. Our clients' scope 3 emissions span across their value chain, and are often based on proxies and estimates. In addition, while their value chain may overlap, double counting occurs which is an inherent part of scope 3 accounting.

The key Terra-sector drivers behind the emission changes are as follows:

- **Power generation** increased in terms of outstanding reflecting the growth of our renewables portfolio in line with our strategy. Although higher outstanding would normally result in higher absolute emissions, Scope 1 and 2 emissions decreased by 4,338 kt CO_2e due to improved asset level data for renewables. In contrast, scope 3 emissions increased by 4,892 kt CO_2e, largely driven by one client recently reporting higher scope 3 values in CDP.
- **Upstream oil & gas** decreased in outstanding, while the emission in Scope 1 & 2 and scope 3 increased by 71 kt CO_2e and 1,088 kt CO_2e, respectively. This increase is mainly due to higher exposure to individual clients with relatively higher emissions, which the emission factors applied to their associated countries are comparatively higher, and the continued use of PCAF score 5 data which is less precise.
- **Mid- and downstream oil & gas** decreased in outstanding. Scope 1 & 2 emissions also decreased by 606 kt CO_2e. In contrast, scope 3 emissions have increased by 3,362 kt CO_2e. This is mainly due to higher exposure to a few clients with relatively higher scope 3 emissions reported through CDP this year.

- **Steel** increased significantly in outstanding, primarily due to an improved mapping with clients in scope of Terra. Despite this increase, scope 1 & 2 emissions decreased by 755 kt CO_2e, mainly driven by a data quality adjustment of a major client. Scope 3 increased by 1,148 kt CO_2e, in line with the increase in outstanding.

These developments highlight that data quality remains a challenge and continues to influence the financed emissions we report.

The WB sectors outside the scope of Terra represents €172 billion in exposure, 26,489 kt CO_2e scope 1 & 2, and 133,628 kt CO_2e scope 3 financed emissions. Despite an increase in outstanding which leads to higher financed emissions, the economic intensity per €1 billion remains lower than the overall portfolio. By managing the Terra sectors, we can drive decarbonisation benefits across adjacent value-chain segments, as shown in our systemic-effect. Due to their inherently less homogeneous nature or lack of science-based scenario, and therefore not directly covered by Terra, these sectors follow the risk-management framework outlined in our general transition plan.

Connectivity to the Consolidated financial statements

Financed emissions are calculated using our outstanding exposures from the credit risk portfolio, combined with externally sourced emissions data. These outstanding amounts are reconciled to the Consolidated financial statements in the table presented in the 'Credit risk' section. This table links the statement of financial position to the gross carrying amounts used in credit risk reporting.

The difference of €187.5 billion between the total on balance IFRS 9 eligible exposure and the total financing in scope of financed emissions is explained by the exclusion of products such as money market instruments and pre-settlements (€179 billion), lending to private individuals other than retail mortgages (€18 billion) and accounting adjustments such as accrued interest (€-9 billion). These exposures either do not represent long term financing that drives greenhouse gas emissions or fall outside the PCAF methodology, which focuses on corporate and real estate exposures where emissions can be meaningfully attributed.

Financed emissions

| | 2025 | | | | | | | 2024 | | | | | | |
| | Measured outstanding in EUR billion | Clients' Scope 1 & 2 | | | Clients' Scope 3 (upstream & downstream emissions) | | | Measured outstanding in EUR billion | Clients' Scope 1 & 2 | | | Clients' Scope 3 (upstream & downstream emissions) | | |
		Emissions ktCO$_2$e	PCAF Data quality score	Economic intensity ktCO$_2$e/ EUR billion	Emissions ktCO$_2$e	PCAF Data quality score	Economic intensity ktCO$_2$e/ EUR billion		Emissions ktCO$_2$e	PCAF Data quality score	Economic Intensity ktCO$_2$e/ EUR billion	Emissions ktCO$_2$e	PCAF Data quality score	Economic intensity ktCO$_2$e/ EUR billion
Residential Mortgages	372.9	5,759	3.9	15.4				347.3	5,918	3.4	17.0			
Commercial Real Estate Wholesale Banking	21.7	420	3.7	19.4				17.0	518	3.1	30.4			
– Terra: Commercial Real Estate	15.7	367	3.8	23.4				15.6	464	3.2	29.8			
Commercial Real Estate Business Banking	14.5	217	3.3	15.0				11.1	277	3.0	25.0			
– Terra: Commercial Real Estate	12.1	188	3.2	15.5				10.6	236	3.0	22.2			
Corporate lending - Business Banking	84.8	13,373	5.0	157.7	50,351	5.0	593.8	80.0	11,499	5.0	143.8	50,218	5.0	628.0
Corporate lending - Wholesale Banking	206.0	43,503	4.0	211.1	186,488	4.0	905.1	186.7	42,221	3.8	226.1	149,861	3.8	802.6
– Terra: Power Generation	13.4	6,765	4.3	504.8	10,620	4.4	792.5	11.7	11,103	4.4	948.3	5,728	4.4	489.2
– Terra: Upstream Oil & Gas	0.7	773	3.7	1,076.8	11,413	4.7	15,902.7	1.0	702	3.4	701.6	10,325	4.8	10,317.9
– Terra: Mid- & Downstream Oil & Gas	6.2	2,811	3.6	454.0	20,290	3.8	3,277.4	8.1	3,417	3.5	421.7	16,928	3.4	2,088.9
– Terra: Cement	0.6	1,104	3.6	1,808.8	438	3.5	717.5	0.7	1,427	3.3	1,995.3	473	3.3	661.5
– Terra: Steel	1.8	554	4.6	307.0	1,846	4.4	1,023.6	0.5	1,309	1.9	2,744.7	698	1.9	1,464.3
– Terra: Automotive	4.1	62	2.5	15.2	5,373	2.2	1,307.4	4.0	90	2.4	22.3	4,487	2.3	1,108.6
– Terra: Aviation	3.0	2,757	3.9	923.7	1,228	3.9	411.4	2.9	2,507	3.8	864.1	1,338	3.8	461.1
– Terra: Shipping	4.2	2,188	4.0	526.6	1,652	4.1	397.8	4.5	2,577	3.9	568.9	1,500	3.8	331.1
– Sectors not in scope of Terra	172.1	26,489	4.0	153.9	133,628	4.1	776.6	153.2	19,088	3.8	124.6	108,384	3.8	707.3
Total loans and advances	699.8	63,272	4.0	90.4	236,840	4.3	814.4	642.2	60,434	3.7	94.1	200,079	4.2	750.2
Equity investments	4.5	58	4.9	12.9	1,438	4.9	317.9	4.5	42	4.9	9.5	674	4.3	151.0
Corporate bonds	0.2	251	3.6	1,011.9	569	3.5	2,296.1	1.0	32	4.5	31.4	356	4.5	344.7
Total financing	704.5							647.7						
Financing not in scope of financed emissions	187.5							202.2						
Total on-balance (IFRS 9 Eligible) in gross carrying amount	892.0							849.9						

Facilitated emissions

Facilitated emissions relate to emissions connected to transactions we arrange or facilitate, such as syndicated loans, capital markets issuance, or advisory services. These activities do not result in assets being held on our balance sheet but indicate our influence as an intermediary. Measuring facilitated emissions uses a different GHG accounting approach, focusing on financial amounts raised during the year that appear on other financial institutions' balance sheets.

Based on our double materiality assessment, we concluded that facilitated emissions from our Debt and Equity Capital Markets (DCM/ECM) activities are not material, as most facilitated amounts relate to financial institutions and sovereigns, resulting in total facilitated emissions from DCM/ECM being below 2.5 percent of our reported financed Scope 1 and 2 emissions. We identified syndicated loans as material and therefore report facilitated emissions for this activity.

These emissions are calculated using the PCAF methodology for facilitated emissions, applying the prescribed weighting factor of 33 percent. As syndicated loan activities are provided to lending clients, we manage these relationships through our environmental and social risk policies, our Terra approach, and client engagement.

Our facilitated amounts increased slightly, where Scope 1 and 2 emissions are lower driven by a different client composition in 2025. As a result, economic intensity is lower compared with 2024. Scope 3 emissions are showing a similar pattern.

Facilitated emissions

| | 2025 | | | | | | | 2024 | | | | | | |
| | | Clients' Scope 1 & 2 | | | Clients' Scope 3 (upstream & downstream emissions) | | | | Clients' Scope 1 & 2 | | | Clients' Scope 3 (upstream & downstream emissions) | | |
	Facilitated amounts in EUR billion	Emissions ktCO$_2$e	PCAF Data quality score	Economic intensity ktCO$_2$e/ EUR billion	Emissions ktCO$_2$e	PCAF Data quality score	Economic intensity ktCO$_2$e/ EUR billion	Facilitated amounts in EUR billion	Emissions ktCO$_2$e	PCAF Data quality score	Economic Intensity ktCO$_2$e/ EUR billion	Emissions ktCO$_2$e	PCAF Data quality score	Economic intensity ktCO$_2$e/ EUR billion
Syndicated loans (off balance)	45.4	1,598	3.9	35.2	12,268	4.0	270.5	42.2	1,713	4.0	40.6	15,471	4.1	366.6

Other information related to our transition plan

Disclosure related to decarbonisation levers

Decarbonisation levers can be considered as either sector-specific or ING-specific. Currently, quantitative data related to these levers is limited, as most counterparties are not yet in scope for CSRD.

However, for the levers within ING's control, they can be achieved through our financing strategy. This includes our client engagement approach (guided by Client Transition Plan assessments), committed financing targets (such as renewable energy financing goals), and our ESG risk policies. While we continue to collect information from clients and counterparties, we expect more data to become available over time, enabling us to refine our transition plan and quantify how these levers influence our forward-looking targets.

Disclosure related to locked-in GHG emissions

Locked-in emissions refer to estimated future GHG emissions likely to result from key assets or products over their operating lifetime. While this concept is not directly applicable to financial institutions, we acknowledge that clients we finance may continue investing in stranded assets, which could jeopardise their net-zero transition. The relatively short-term average maturity of our corporate lending enables us to regularly review our portfolio mix, while our sector strategies and Client Transition Plan help us manage the challenge of locked-in emissions.

At a client level, our Client Transition Plan assesses whether clients have set targets, strategies, and actions to reduce emissions. This guides our engagement approach and the dialogues with our clients, which may also help us to identify if locked-in emissions could impact their goals.

Disclosure related to the EU Paris-aligned benchmarks

Under the Climate Benchmark Standards Regulation, companies are excluded from benchmark indices of companies if their emission levels are not aligned with the objectives of the Paris Agreement. Under articles 12.1 (d) to (g) of this regulation, companies are excluded from such benchmarks if their revenue originates from activities including electricity generation, as well as the exploration, mining, extraction, refining, manufacturing, or distribution related to hard coal, lignite, oil fuels, and gaseous fuel. In addition, as per Article 12 (2) of the aforementioned regulation, companies that significantly harm one or more of the environmental objectives referred to in Article 9 of Regulation (EU) 2020/852 shall also be excluded from the Paris-aligned benchmarks. The screening and assessments of such exclusions are assessed internally and/or independently by the Administrators of EU Paris-aligned benchmarks based on publicly available information and subject to the rules of estimation. Although ING Groep N.V.'s revenue does not meet the revenue-related threshold for exclusion, ING does not have the additional necessary information to disclose if ING itself is excluded from any benchmark.

Biodiversity and ecosystems

Biodiversity refers to the variety of living organisms and their interactions within ecosystems, which work together to maintain balance and support life. These ecosystems provide essential services – such as food, water, and raw materials – that underpin human well-being and economic activity. Growing demand for natural resources disrupts this balance and accelerates biodiversity loss.

Identified impacts, risks and opportunities

Biodiversity loss is increasingly recognised as a material business risk, with direct implications for economic resilience, regulatory compliance, and client operations. Our double materiality assessment (DMA) confirms that nature-related impacts, particularly those affecting species and ecosystems, are considered material within our Wholesale Banking portfolio, due to the following negative impacts and risks:

Negative impacts as a result of lending to clients whose operations can cause irreversible damage to ecosystems and subsequently on the state of species in those ecosystems.

Risks emerge as loss of species and ecosystem degradation reduce essential natural services such as soil fertility and hazard protection, leading to resource scarcity. Failure to mitigate these impacts can result in reputational and financial losses.

Our nature approach

In line with our climate approach, we focus on three action areas that also guide our nature ambition:

- **Drive down** by helping our clients drive down their pressures on nature, such as deforestation and pollution, by managing associated risks and impacts, and through client engagement;
- **Build up** solutions that support nature and biodiversity, including financing nature-based solutions; and
- **Include everyone** by raising awareness, enabling clients and communities to take action, and embedding nature considerations across our business.

As a financial institution, we have an important role to play in helping our.clients reduce their pressures on nature. To address the growing environmental urgency on topics such as biodiversity, pollution, and water, we have developed transition actions to guide our strategy. This includes gradually incorporating nature into our risk frameworks, client engagement, and financing strategies, in line with our broader sustainability ambition.

Our nature approach is informed by international frameworks and agreements, including the goals and targets outlined in the Kunming-Montreal Global Biodiversity Framework (GBF).



Our nature ambition: we aim to contribute to halting and reversing nature loss

What needs to happen in the global transition

| Drive down pressure on nature | Build up sustainable solutions | Include everyone |

Our current actions

| Managing nature-risk impacts | Financing the transition and engaging with clients | Advancing shared action on nature |

Key enablers

| Climate & environmental risk management | Reliable and timely nature data & tools | Contributing to standard-setting | Partnering & advocacy for impact | Employee engagement & upskilling |

Policies, actions, and performance

This section includes the relevant policies and guidelines to address the material impacts and risks, and the related actions to execute those policies and guidelines. These policies are applied to clients individually and objectively, based on financial and credit risk analysis in line with applicable laws and regulations.

The Environmental, Social, and Governance (ESG) Risk Policy

The policy sets out how we identify, assess, mitigate, monitor, and report ESG risks in line with our risk appetite, considering material risks and negative impacts across the value chain. For more information, see 'ESG Risk'.

Our approach to managing biodiversity and ecosystem risks focuses on strategies like reducing, avoiding, accepting, or transferring risk. These measures are embedded in policy updates and procedures across risk categories. Sector-agnostic and sector-specific tools integrate nature-related risks into ESG due diligence, referencing frameworks like TNFD, SBTN, and GBF. Clients with significant nature impacts are expected to adopt biodiversity measures, ensure traceability, and comply with applicable regulations such as the EU Deforestation Regulation. ING's policy seeks to avoid financing activities that damage critical ecosystems, such as operations in protected areas (e.g., UNESCO sites, Ramsar wetlands) or illegal deforestation. Sector-specific minimum standards apply in high-risk industries, including prohibiting Arctic offshore oil and gas exploration and banning the use of endangered species for testing.

Actions related to the ESG Risk Policy

Nature-related risk management applies across the Wholesale Banking portfolio. We identify and manage biodiversity risks through due diligence, quantification methods, and monitoring tools such as key risk indicators (KRIs) and ESG risk assessments. Clients with high-severity impacts are managed through sector-level concentration limits, controlling exposure and applying growth constraints where needed.

Client engagement

ING integrates nature-related topics, such as deforestation, into our client engagement and sustainability strategy. With this information, we aim to strengthen ING's environmental risk assessments to support business decisions that benefit species and ecosystems.

At the same time, ING is exploring opportunities to support nature-positive financing through the Transition Accelerator, its newly established department, which focuses on developing innovative solutions for the climate transition. These efforts complement our work on deforestation by enabling reforestation and ecosystem restoration. We achieve this through financing instruments like sustainability-linked loans, which reward clients for measurable improvements in biodiversity and land use.

Our deforestation and ecosystem conversion approach

Our greatest influence lies in financing global Wholesale Banking clients engaged in high-risk commodities (e.g., cattle, palm oil, soy, cocoa, and coffee). Although ING is not in scope of the EU Deforestation Regulation, we apply a dedicated engagement approach to address deforestation and ecosystem conversion. As part of this approach, we conduct an annual assessment to map high-risk commodities and clients, and we encourage in-scope clients to establish:

1. Commitments to achieve no-deforestation and no-ecosystem conversion[1]; and
2. Actions and targets to work towards full traceability in their supply chains.

Although not all clients have full traceability today, ING will work with them to understand their commitments and improve supply-chain transparency to address environmental and social risks. Our approach focuses on inclusion-first, supporting clients in transitioning their supply chains.

Our Equator Principles application

The Equator Principles (EPs) are a risk management framework adopted by financial institutions to assess and manage environmental and social risks in large infrastructure and industrial projects of our Wholesale Banking clients. Applying the EPs helps reduce negative impacts on biodiversity and ecosystems, and mitigates credit, litigation and other risks for ING, with time horizons depending on the project.

Projects are categorised by their potential impact on human rights, climate, biodiversity, and location. Under the EP, they must undergo environmental and social assessments, comply with laws or best practices, and often involve independent consultants. Projects also require management systems, biodiversity plans, and meaningful stakeholder engagement, especially with local or Indigenous communities. Ongoing monitoring, reporting, and grievance mechanisms are mandatory. A client failing to meet these conditions is one of several indicators considered during the credit risk assessment. These assessments are applied to clients individually and objectively, based on financial and credit risk analysis in line with applicable laws and regulations.

Advancing shared action on nature

We work with external stakeholders to improve knowledge, standards, and methodologies for nature-related finance. Key contributions include:

- Contributing to the UN PRB Nature Target-Setting Guidance;
- Participating in key initiatives such as the Taskforce on Nature-related Financial Disclosures (TNFD), UNEP FI Pollution and Circular Economy Programmes, and the UNEP FI Finance Leadership Group on Plastics;
- In partnership with Oliver Wyman, UNEP FI, and supported by WWF, TNFD and the SBTN, we co-authored the first guidance paper on how banks can contribute to global nature goals;
- Driving innovative financing through WEF Transition Plan and Financing Blueprints; and
- Being lead partner in Wageningen University's BIROFin project to quantify ecosystem impacts, and advising research projects like Capitals Coalition's SUSTAIN, ENCORE, and the EU's BIONEXT.

Internally, we strengthen capabilities through making nature-related training available within our organisation.

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[1] We check such commitments based on the Accountability Framework: https://accountability-framework.org/use-the-accountability-framework/definitions

EU Taxonomy regulation

The EU Taxonomy (EUT) regulation is a standardised classification system for environmentally sustainable economic activities. It defines which activities contribute substantially to at least one of six environmental objectives, while doing no significant harm to the others and meeting minimum safeguards. The six objectives are:

- Climate change mitigation (CCM);
- Climate change adaptation (CCA);
- Sustainable use and protection of water and marine resources (WTR);
- Transition to a circular economy (CE);
- Pollution prevention and control (PPC); and
- Protection and restoration of biodiversity and ecosystems (BIO).

When we finance activities for which we know the use of proceeds, e.g. project financing and which are listed in the Climate or Environmental Delegated Acts, these are deemed eligible. This means that the activity is recognised by the EU as potentially sustainable and can be assessed against the EU's sustainability criteria. Assessing against these sustainability criteria means confirming that the activity contributes substantially to at least one of the environmental objectives, does not cause significant harm to other environmental objectives, complies with basic social and human-rights standards, and meets the technical requirements set by the EU to ensure an acceptable level of environmental performance. When these criteria are confirmed, the activity will be reported as aligned in the mandatory templates.

When we finance activities for which we do not know the use of proceeds, e.g. general lending, the exposures are matched with the KPI's reported by the respective counterparties. We use Bloomberg to gather the most recent reported information from our counterparties.

In addition to reporting on eligible and aligned assets or activities, the EU Taxonomy also distinguishes between transitional and enabling activities. Transitional activities are economic activities for which low-carbon alternatives are not yet widely available, but which contribute to the transition to a climate-neutral economy under strict EU criteria, for example through improved energy efficiency. Enabling activities are those that support other activities in meeting environmental objectives, such as infrastructure upgrades that facilitate the integration of renewable energy. Transitional and enabling activities are assessed against the same EU Taxonomy sustainability criteria as other activities, but with specific conditions reflecting their role in supporting the transition to a climate-neutral economy or enabling other activities to meet environmental objectives.

The EU Taxonomy disclosure is prepared in accordance with the prudential consolidation scope of ING Groep N.V., excluding loan loss provisions. Gross carrying amounts are allocated to product groups based on the regulatory financial reporting framework (FinRep), in line with International Financial Reporting Standards (IFRS) and the customer segmentation applied therein.

The required regulatory templates are included in the 'Appendix to the Executive Board report' and provide a detailed breakdown of ING's balance sheet items from the perspective of the EU Taxonomy.

Alignment criteria

Eligible activities

Activities identified in the EU Taxonomy for each environmental objective

▶

Substantial contribution to at least one of the six environmental objectives

Do no significant harm to any of the other five environmental objectives

Complying with **minimum safeguards**

▶

Aligned activities

Activities that meet the aligned criteria

2025 EU Taxonomy reporting

The main changes relate to the adoption of the amended Delegated Act (DA), simplifying the reporting. The following changes were implemented:
- The new mandatory tables have been included in the report.
- Materiality thresholds are applied at the KPI level[1].
- The amended Green Asset Ratio calculation has been applied.
- Nuclear & Gas templates are removed and included in Template 2 on an aggregated level.
- Duplication of Template 1 and 5 to present both stock and flow perspectives.

Apart from the implemented amendments from the DA, ING applied the minimum safeguards to mortgage portfolio (households) based on our country-risk model. For more information on the scope of assets included and the implications of the amended DA, see the 'Technical notes to the EU Taxonomy reporting'.

The most relevant KPI for credit institutions is the Green Asset Ratio (GAR), which measures the share of assets that are environmentally sustainable, i.e. 'aligned' according to the EUT. Another relevant metric is eligibility, which shows ING's assets that could potentially qualify as environmentally sustainable, based on the types of activities we finance. For the 2025 reporting, we are required to report on both eligibility and alignment for all environmental objectives.

For 2025, our GAR based on Turnover is 14 percent (2024: 7 percent). The increase compared to 2024 is mainly driven by the change in the calculation methodology following the amended DA. The amendment adjusts the scope of assets included in the denominator, which naturally results in a higher ratio. When comparing the 2025 GAR with the 2024 GAR, recalculated under the amended methodology, the ratio remained stable year-on-year.

The mortgage portfolio continues to be the largest contributor to the GAR, with the majority of exposure in households in the Netherlands and Germany.

EU Taxonomy Green asset ratio (in EUR billion)



Total assets[2] €1,060	Excluded from the GAR calculation: sovereigns, central banks, trading book, derivatives, interbank loans, other categories, and undertakings not subject to CSRD	
Total GAR assets €458	Denominator: mainly households and corporations subject to CSRD	**100%**
Eligible assets €399	Assets identified which are described in the taxonomy and have technical screening criteria defined	**87%**
Aligned assets €66	Numerator: taxonomy-aligned assets mainly driven by mortgages	**14%**

Overall, we observe improved availability and quality of EPC labels in our larger retail markets, this positive effect is offset by the growth of corporate lending exposure as part of covered assets. The breakdown by sector shows that with the inclusion of financial counterparties, in template 2, these industries represent our largest exposures.

As a bank, obtaining all necessary information for eligibility and alignment assessment remains challenging. As a consequence, for corporate exposures the majority of our templates with taxonomy information are filled by unknown use of proceeds.

For known use of proceeds exposures, we set up a sustainable deal assessment during 2024, which enables the business to assess a loan – of which we know the use of proceeds – for substantial contribution and eligibility. We have started exploring how to incorporate the full alignment assessment, including DNSH and Minimum Safeguards. However, as a bank, obtaining all the necessary information to assess the full alignment of our clients has proven to be more complex than initially anticipated. We will continue to monitor the availability of reliable information and the possibility of including the alignment assessment, while regulation further matures in the market.

Business strategy and engagement with clients

It is important to recognise that our climate-action objectives are primarily guided by our 'Sustainability at the heart' strategy, Terra approach, and Sustainable Finance product offerings. ING does not currently set strategic KPIs based on the GAR, as the continuous changes in EU Taxonomy regulations make it challenging to use GAR as a long-term steering metric.

We may explore its strategic relevance in future years as the regulatory framework stabilises and the application of GAR evolves. We expect our Taxonomy alignment to improve as we advance our 'Sustainability at the heart' strategy. As a credit institution, by nature we do not have capex plans for the EU Taxonomy.

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[1] GAR stock, GAR flow, Financial Guarantees, Assets under Management, Fees & Commission Income, and Assets held for trading. Further to our materiality assessment based on net turnover Template 5 will not be disclosed.
[2] Total assets are presented based on the prudential consolidation of ING Groep N.V., and exclude loan loss provisions of €6.0 billion. When these provisions are included the total assets reconcile with the Consolidated financial statements.

Social

As an employer, we aim to provide a safe and inclusive workplace. We believe financially healthy people contribute to a healthy economy and drive social progress, which is why we aim to support customers in meeting their financial commitments now, while building their financial security for tomorrow. We believe every person deserves to be treated with dignity and have their interests considered equally, whether it concerns people in our own workforce or our consumers and end-users.

As detailed in the General information section, the double materiality assessment has identified material sustainability matters within the following topical ESRS related to Social:
- S1 Own Workforce
- S4 Consumers and End-users



Own workforce	**133**
Consumers and end-users	**140**
Identified impacts, risks and opportunities	140
Managing impacts, risks and opportunities	140
Customer strategy - Superior customer value	140
Policies, actions and performance	141

Own workforce

Our own workforce[1] is our greatest asset. Unlocking our people's full potential is a key enabler of our 'Growing the difference' strategy as we believe we have an abundance of talent and potential at ING. We succeed when we equip our workforce with the skills and capabilities they need to make significant contributions to the continued and sustainable growth of our business. We seek to create a safe, non-discriminatory and inclusive environment that reflects the world we operate in, and where our employees feel they can belong and thrive. As our own workforce is within the value chain of our own operations, this section will describe the material impacts, risks and opportunities in relation to this value chain.

Identified impacts, risks and opportunities

Positive impacts on our own workforce relate to how we develop employees' skills and foster career growth and adaptability. We also strive to promote diversity, which allows for new perspectives and builds trust. The material positive impacts we have identified are linked to the following topics:

- Training and skills development: Upskilling provides employees with new competencies and knowledge, opening the door to long-term career advancement, within or beyond their careers at ING. Continuous skills development keeps employees updated on industry trends and best practices, making them resilient and adaptable to change.
- Diversity: Working in a diverse team exposes employees to new perspectives, experiences, and problem-solving approaches. Our policies encourage learning and growth, helping ING employees to expand their skills and viewpoints, which can enrich both their personal and professional lives. The mutual respect and trust from employees of diverse backgrounds can improve collaboration and communication, creating a supportive work environment where employees feel comfortable contributing ideas.

Negative impacts are not material in 2025 following the double materiality assessment (DMA) update using the methodology based on the United Nations Environment Programme Finance Initiative (UNEP FI) and the Human Rights report.

Risks related to our own workforce could materialise due to ING perpetuating gender inequality, sustained pay gaps, and failure to adequately prevent violence and harassment. These risks can diminish the wellbeing of our workforce, especially among vulnerable groups such as women and minorities. They are not considered to be widespread or systemic, but could rather relate to individual incidents. The risks link to the topic 'equal treatment and opportunities for all'. The term 'equal treatment' (equality) refers to the principle of non-discrimination, according to which there shall be no direct or indirect discrimination based on any ground such as sex, race, colour, ethnic or social origin, genetic features, language, religion, or belief, political or any other opinion, membership of a national minority, property, birth, disability, age, or sexual orientation. Specifically, these risks include:

- Gender equality and equal pay for work of equal value: Company culture, policies or processes can contribute to gender inequality, reflected in a low percentage of women in management positions and a pay gap.
- The employment and inclusion of persons with disabilities: Employment practice risk and people risk can arise if ING is not representative of the population and could incur reputational risk if there are claims of discrimination. Physical and personal safety risk can arise whenever ING does not create a welcoming environment, preventing accessibility to persons with disabilities. Compliance risk arises whenever ING does not meet hiring quotas and has to pay the related fines, leading to loss of reputation and compliance issues.

- Diversity: Lack of diversity in the workplace can expose ING, especially in Europe, to significant reputational risks, compliance risk and employment practice risk.
- Violence and harassment in the workplace: Violence and harassment can negatively impact the physical wellbeing and mental health of a person, as it may violate the dignity of a person and create an intimidating, hostile, degrading, abusive, humiliating, or offensive working environment. This can lead to anxiety, persistent fear, stress, and/or depression. Violence and harassment are typically directed at vulnerable groups such as ethnic, racial, sexual, and other types of minorities, and women.
- Privacy (new risk): Potential risk of not sufficiently fulfilling personal data protection obligations towards our own workforce resulting in unauthorised access, misuse, or exposure of personal data (e.g. address, remuneration, review assessment scores, outside interests or concerns raised), compromising confidentiality and harming employee wellbeing, causing damage to our reputation and exposure to financial losses and regulatory risks.

This year, we did not identify any material negative impacts resulting from updated impact data sourced from the UNEP FI database. With the exception of work-life balance, all negative impacts identified in 2024 (gender equality and equal pay for equal work and violence and harassment in the workplace) remain material risks in 2025. This conclusion was confirmed using internal data, including employee feedback. While work-life balance is no longer classified as a material negative impact, we continue to view it as an important topic. Our commitment to fostering a healthy work-life balance remains.

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[1]   Own workforce refers to our employees and non-employees (contractors and individuals engaged via employment agencies), also referred to as our 'employees'.

Managing impacts, risks and opportunities

This section describes how we address the effects of the identified material impacts, risks and opportunities related to our workforce and their implications for our strategy and business model.

The identified positive impacts align with our current strategy, and the identified risks are integrated into our risk management framework and monitored on an ongoing basis. For more information see the 'ESG risk' section. We do not see any implications from the identified impacts and risks for our business model and strategy in the short term. In the medium to long term we have policies in place to ensure the resilience of our business model and strategy.

Risks related to our workforce can lead to financial effects for ING. To assess current financial effects, we rely on ING's internal risk database, which includes engagement with employees and whistleblower channels. We apply the existing approach based on the recognition and measurement criteria of provisions in the Consolidated financial statements. Further information is provided in Note 42 'Legal proceedings' and when a financial effect is recognised in Note 15 'Provisions', Note 26 'Other operating expenses'.

Processes for engaging with own workforce and workers' representatives about impacts

We understand that an important part of our strategy of unlocking our people's full potential is by engaging with our employees and our social partners, and listening to their ideas and views. For that reason, we commit to maintaining various engagement channels in order to better understand how they feel.

Engagement with our workforce is overseen by, among others, Global HR, with Group Compliance addressing specific matters such as harassment. We hold frequent surveys to get employee feedback on topics such as ING's strategy and working conditions, like our Organisational Health Index (OHI) and Employee Index. We also encourage dialogue through targeted town halls and trainings, while employees have the opportunity to share their opinions more regularly with line managers or in team meetings.

Performance management reviews, works councils and meetings with social partners are additional, formal settings in which this dialogue can take place. For more information, see 'How we create value'.

Own workforce strategy – Unlocking our people's full potential

ING strives to provide a safe, non-discriminatory and inclusive workplace where everyone has the potential to grow and develop. This is supported by internal policies, controls and workforce processes, taking into account applicable legal and regulatory frameworks in the jurisdictions in which we operate. We consider both external and internal factors, such as geopolitical forces, evolving technology, and changing employee expectations, as these trends shape our business needs and, consequently, our strategy. For more on 'unlocking our people's full potential', see our 'Strategy' section.

The governance of our policies regarding non-discrimination, equal opportunities, anti-harassment and anti-violence, and of our initiatives supporting wellbeing, employment, and the inclusion of persons with disabilities, is structured in such a way that ING can address its material risks and impacts in a timely and effective manner. These risks, such as harassment and violence, can result in lower employee morale, reduced productivity and harm to ING's overall reputation and operational instability, as well as potential legal claims with financial consequences. To strengthen our adaptability and resilience, tools like the Annual Gender Pay Gap Process and the Organizational Health Index provide valuable insights that guide the refinement of our policies, inform strategic direction, and support the implementation of regulatory changes. Through ongoing policy reviews, residual risk assessments, and the alignment of processes with evolving regulations, we continuously enhance our capacity to manage both current and emerging risks effectively.

Our approach is focused on understanding, mutual respect, and celebration. We recognise that not everyone experiences work and life in the same way, and so we aim to ensure fairness and equity in everything we do. ING has a strategy in place to foster a non-discriminatory and inclusive culture and environment, where everyone has the opportunity to

develop and have impact for our customers and society. The strategy focuses on mitigating potential negative impacts and highlights the actions we take around disability and gender equality, such as our global accessibility obligations, and our reporting on our gender balance in leadership positions, gender pay gap, and equal pay for equal work. These aim to ensure fairness for all and mitigate the risk of discrimination. In addition, our employees are expected to adhere to our Global Code of Conduct, which complements our strategy and is focused on fostering and maintaining a safe working environment. Together with focused initiatives on work-life balance and employee training and skill development, the environment we seek to create can enhance employee engagement, improve wellbeing, and create a strong and inclusive performance culture.

ING maintains policies and procedures intended to address accessibility requirements where applicable. ING introduced its global accessibility strategic vision, 'Leave no-one Behind', in 2022, setting out to improve the position of our employees and customers with disabilities. This was expanded upon in December 2024 with the launch of a global strategy for disability and neuro-inclusion for our workforce, and in 2025, we developed local action plans to help in rolling out the strategy.

Policies, actions and performance

As a globally operating bank, we are continuously navigating the complexities of global and local regulations. In some instances, we set general, globally applicable policies to help address the material risks and material negative impacts our workforce may face, with consideration for local laws and regulations which may necessitate tailored local policies to ensure full compliance. ING maintains workforce-related policies designed to mitigate discrimination, misconduct and other workforce-related risks. Our global strategy was endorsed by ING's senior management, approved by the management boards and supported by the Supervisory Board to work towards the ambitions set out in our policies.

At ING, we denounce all forms of discrimination. Our global policy, global strategy, and various action plans are aimed at preventing discrimination and driving inclusion. Discrimination includes any distinction, exclusion or preference made on the basis of age, sex, gender identity or expression, gender reassignment, sexual orientation, family responsibility (including pregnancy, maternity, paternity and adoption), partnership status, cultural background, religion, race, ethnicity, physical or mental disability, nationality, political opinion, social origin, or any other status, that has the effect of nullifying or impairing equal opportunity or treatment in employment. Any distinction, exclusion, or preference not based on the inherent requirements of the job is deemed as discrimination.

ING's workforce policies are aligned with local labour laws and regulations in all countries where we have operations. In countries where local legislation goes further than the principles set out by the Universal Declaration of Human Rights and International Labour Organization (ILO) Core Conventions, we also apply additional and stricter requirements. In addition, we seek alignment with international standards on human rights (such as the UN Guiding Principles (UNGPs)) through the implementation of EU directives and the development of internal policies, which are available on ing.com.

We take various actions to further understand the impacts coming from outside ING, and we continuously inform our workforce and leaders on best practices related to developments and learnings. This is exemplified in our collaboration with external organisations to understand the impact of global events, socio-economic movements, and changes in legislation. Where appropriate, we participate in external assessments to understand our maturity on specific areas and our need for focus and improvement in others. In 2025, ING continued its 'Advocate' status in the annual Workplace Pride global benchmark, the highest ranking possible for an organisation. ING continues to investigate how we can further mitigate potential negative impacts and risks on our own workforce within the scope of diversity, inclusion, and belonging, gender pay and remuneration.

Our efforts go beyond formal training and skill development, to actively promoting inclusion, self-awareness, and allyship through our employee resource groups (ERGs) and continuous listening. Through structured dialogue with the leaders of our ERGs across the organisation, ING can gather feedback on people's experiences. This is used to help shape ING's global strategy and associated actions, both at a global and local level. Similarly, ongoing engagement with country HR teams creates additional channels for any inclusion-related challenges to be raised. Efforts are

made to resolve issues collaboratively and as far as is possible. In addition, we have incorporated a yearly Inclusion Index in our OHI survey to analyse different experiences of inclusion based on gender, age, and organisational demographic, enabling us to monitor the effectiveness of the policy and allowing us to take targeted action where required.

Actions on training and skill development

Through our engagement with our workforce, we understand that to drive meaningful change, we must attract, develop and retain fit-for-future talents. That is why we offer both scalable and curated learning and development opportunities tailored to our employees' roles and growth, helping us meet our current and future skills and capability needs. In 2025, we launched our internal ING University – a global learning platform powered by a newly introduced learning technology. It brings learning into one place for all employees, including domain-level academies, mandatory and non-mandatory learnings (online and in-person) and both formal and informal development opportunities. In 2025, we continued our focus on talent development. This year, we performed strategic talent reviews across the bank for more than 5,000 senior roles in order to better identify and understand the leadership, skill and capability needs of our domains to grow the difference.

Workforce characteristics

The following table of workforce insights includes the total number of our own employees by head count, with breakdowns by gender and country for significant locations, and details on permanent and temporary employee hours. ING has no employees with non-guaranteed working hours, as employees with on-call agreements have agreed fixed hours and are treated as full-time or part-time employees. We also examine other contextual information and methodologies for data compilation to aid in understanding our workforce characteristics. For example, we measure turnover on a monthly basis as it has the potential to impact operational effectiveness. In 2025 total turnover was 9 percent, and so there was no change compared to 2024. The related staff expenses and the number of own employees are disclosed in Note 25 'Staff expenses' to the Consolidated statement of profit or loss.

Our people in numbers[1]



Total headcount

64,298 Employees

2024: 63,930

Total number of leavers

5,487

2024: 5,577

Gender distribution

■ Women ■ Men

2025 47% 53%
2024 47% 53%

Employees
Permanent

62,496

2024: 62,168

Women: 47% Men: 53%
2024: 47% 2024: 53%

Temporary

1,802

2024: 1,762

Women: 48% Men: 52%
2024: 46% 2024: 54%

Age distribution

< 30 years
15%
2024: 19%

30-50 years
66%
2024: 62%

> 50 years
19%
2024: 19%

Top four countries

	The Netherlands	Poland	Belgium	Germany
Total headcount	**15,567**	**11,013**	**6,356**	**6,176**
	2024: 15,326	2024: 11,577	2024: 6,372	2024: 5,978
	Women: 36%	Women: 54%	Women: 47%	Women: 45%
	2024: 36%	2024: 55%	2024: 47%	2024: 46%
	Men: 64%	Men: 46%	Men: 53%	Men: 55%
	2024: 64%	2024: 45%	2024: 53%	2024: 54%

Regional distribution

Rest of Europe	Rest of the World
15,066	**10,120**
2024: 15,018	2024: 9,659
Women: 51%	Women: 51%
2024: 51%	2024: 52%
Men: 49%	Men: 49%
2024: 49%	2024: 49%

[1] Based on internal headcount and year-end figures per 31 December 2025

Actions and targets on diversity

In order to more systemically address the representation of women in senior leadership, a gender equity action plan was launched in 2022. This was aimed at making sustainable improvements to how we hire, progress and retain female talent as part of our strategy to foster an inclusive culture and environment, where everyone has the opportunity to develop and have impact for our customers and society. This action plan includes results from our gender pay gap and equal pay for equal work analyses, which are designed to highlight disparity and seek to address the inequities that exist in relation to pay and performance. There is also a set of gender-related targets focused on the representation of women in leadership roles to ensure a strong and gender balanced succession pipeline.

The actions and targets on diversity and gender pay gap are intended to be applied in accordance with applicable law. Where there may be different or even conflicting laws, these criteria or the application thereof, could be different. Targets are set on an annual basis, reviewed and approved by the management boards and Supervisory Board. The workforce or workers' representatives are not involved in this process, but these commitments are shared externally and are publicly available. We track progress against these gender diversity targets internally, and the results are shared with global domain HR directors and relevant senior business leaders to drive progress. This progress is also shared quarterly with both the MBB and Supervisory Board ESG Committee. Information on gender diversity targets for the MBB and Supervisory Board can be found in 'Our leadership and corporate governance'. Furthermore, two gender diversity targets have been set to drive progress on gender diversity. These targets are not an end-goal in themselves but are simply milestones to achieving true gender equality at the top. This requires actions to attract, retain and progress talented women to ensure a strong and gender-balanced succession pipeline.

We aim to increase the number of women in leadership roles. We define this leadership scope based on our Global Job Architecture (GJA), a globally applicable approach to describe and evaluate all ING jobs. In 2025, the number of women in senior positions (GJA 22+) was 35 percent, up

from 32 percent in 2024. The number of women in the leadership pipeline (GJA 19-21) was 31 percent, up from 30 percent in 2024.

In addition to these gender targets, we are enhancing our gender equity awareness, and we broadened our scope in 2025 by launching new global guidelines and standards for successful parental leave transitions, designed to enhance the support previously in place for people leaving and returning to the bank when having a family. These global guidelines aim to ensure equal support for all working parents, before, during and after parental leave with a focus on equal access to career development opportunities.

Actions regarding gender pay gap (GPG) and 'equal pay for equal work'

At ING we have defined 'Our People Offer' (OPO) which describes how we want to pay and treat our employees fairly and transparently. We ensure that all our remuneration schemes (fixed and variable) and our benefit schemes are gender neutral, which is also stated in our ING Remuneration Regulation Framework (IRRF). Through OPO and our commitment to fair and transparent pay, we actively analyse reward practices to understand and remove structural barriers in the drive towards gender equity.

The gender pay gap (i.e. the difference between the average remuneration of men and women) is one of the measurements we use towards this commitment and is a practice ING committed itself to in 2021 ahead of industry standards and regulatory requirements. In 2022, we laid the groundwork to understand gender pay more thoroughly, and to provide a baseline to understand any gaps from 2021 onwards. Our analysis, supported by an externally assessed methodology, is divided into two parts: unadjusted gender pay gap and adjusted gender pay gap. This two-fold approach allows for more nuance, which is necessary given the complexity of the topic. In 2024, ING changed the analysis compared to previous years and continued with this approach in 2025:

- The gender pay gap calculation methodology continues to use fixed compensation and variable remuneration (VR)[1], but was adjusted in

2024 following new regulatory requirements mandating reporting of the GPG for the respective reporting year. Previously, ING reflected the GPG with a one-year gap.
- To accommodate reporting for the respective fiscal years, as of 2024 ING has used a target variable remuneration figure for its GPG analysis instead of the actual paid variable remuneration, the latter of which was used for the 2023 analyses. This VR target[2] represents the expected bonus an employee may receive based on the target performance of the Group, business line or functions, and the individual.

A comparison between the 2024 GPG using target variable remuneration and the 2024 GPG using actual variable remuneration showed there was no statistically significant difference.

Separate to the gender pay gap, we also initiated equal pay for equal work analyses to assess whether there is equal remuneration for men and women for work done of equal value. We use our GJA to aid this analysis, which organises all job profiles within ING into a standardised structure allowing for easier comparison of capabilities and accountabilities across countries and business lines. Using this architecture, we were able to perform an 'equal pay for equal work' assessment and the results were shared with relevant senior leaders. The results acknowledged that there are existing circumstances where it is appropriate to reward employees differently. These cases are reviewed and affirmed, while action is taken for unjustified differences to ensure parity.

Unadjusted gender pay gap

ING reports the unadjusted gender pay gap as required by the European Banking Authority (EBA), which collects benchmarking data on the gender pay gap from banks under its supervision (including ING) per fiscal year as of 2023. Using the EBA's definition, the unadjusted gender pay gap represents the difference in the mean remuneration paid to men and women expressed as a percentage of the mean remuneration paid to men.

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[1] All non-regular remunerations paid by ING to the employee, including allowances, complementary bonuses, and commission.
[2] VR schemes (VR target) are designed in a gender-neutral way, are based on the Global Job Architecture and can vary per location. VR targets are expressed as a percentage of fixed pay.

For 2025, using annual fixed remuneration and target bonus, the unadjusted gender pay gap of ING globally was 27 percent. Comparatively, the unadjusted gender pay gap of ING globally in 2024 was 28 percent, and 31 percent in 2023.

According to our analysis, this gap is caused by the higher representation of men in more senior, higher-paying roles than women. The difference between the unadjusted gender pay gap of ING globally in 2025 versus 2024 can be mainly explained by career events, such as i) changes in the overall workforce composition driven by new joiners and leavers (including internal mobility), e.g. hiring of women on more senior, higher-paying roles, ii) compensation changes together with level changes, and iii) compensation changes without other changes.

To strengthen our understanding of the unadjusted gender pay gap, we conducted a deeper analysis to assess where and why these differences in pay between men and women occur. This next level of work is known as our 'adjusted gender pay gap' reporting.

Adjusted gender pay gap

Our adjusted gender pay gap analysis accounts for several factors to make the comparisons meaningful, including two main drivers: country differences and job classification. ING calculates its adjusted gender pay following the Oaxaca-Blinder method.

The adjusted gender pay gap analysis shows a 3 percent global pay gap for 2025 (2 percent for 2024):

1. 10 percent is explained by country differences, i.e. there are structural pay differences between countries. To reduce the variance between countries, we 'centralise' each employee's hourly rate by taking the country average hourly rate as the 'centre'. From this, a new average can be calculated for each gender. Separating the impact of these structural differences allows for a fairer comparison.
2. 14 percent is explained predominantly by ING's job framework, Global Job Architecture. Working in certain job profiles has a positive effect on salary (compared to the majority role taken as reference). In these job profiles there are more male than female employees. In conclusion, the higher proportionality of men partially drives the gap.

By subtracting the effects of country differences and our GJA, the adjusted gender pay gap for ING Group was 3 percent in 2025 and 2 percent at year-end 2024 (2023: 2 percent). Therefore, we found that female employees are paid on average 97 percent in 2025 (2024: 98 percent) of what male employees are paid. While we are reassured by the fact that our adjusted gender pay gap shows there are objective, explainable reasons for our unadjusted pay gap, we realise there is more to be done.

Gender pay gap of our top four entities
The below table presents the adjusted and unadjusted gender pay gap for our top four countries. The gender pay gap on ING Group level is not a sum of the underlying entities. It is the comparison of the average remuneration of men and women across all entities.

Country[1]	UGPG25	UGPG24	UGPG23	AGPG25	AGPG24	AGPG23
ING Group[2]	27%	28%	31%	3%	2%	2%
The Netherlands	15%	16%	16%	1%	1%	1%
Poland	30%	31%	32%	3%	3%	3%
Belgium	16%	16%	16%	1%	1%	1%
Germany	14%	15%	15%	0%	1%	1%

Remuneration ratio
In line with the ESRS definition, the total remuneration ratio for 2025 is 1:37 (2024: 1:32), meaning the highest paid employee receives 37 times the median remuneration[5]. We determined the ratio of the total remuneration (i.e. the annualised total fixed and variable remuneration (VR) based on the VR target) of the highest paid employee in ING compared to the median total remuneration of all ING staff, excluding the highest paid employee. Total remuneration includes base salary, role-based allowance, fixed collective allowances, discretionary VR, collective VR, sales incentive, other incidental VR, retention award and annual variable allowances.

A comparison between the 2024 total remuneration ratio using target VR and the 2024 total remuneration using actual VR, showed there was no statistically significant difference.

ING is also required to disclose the internal ratio based on the Dutch Corporate Governance Code, which deviates in terms of definition from the remuneration ratio mentioned above, as it concerns 'the ratio between (i) the total annual remuneration of the CEO and (ii) the average annual remuneration of the employees of ING'. The internal ratio for the CEO in 2025 was 1:24 (2024 1:24). For more information, see our 'Remuneration report'.

Actions on disability and neurodiversity
We recognise our role in promoting disability inclusion and our responsibility to ensure accessibility in banking and employment, supporting customers, visitors, and employees with and without disabilities. ING has a dedicated Accessibility Team whose main objectives are to safeguard accessibility within the organisation, raise awareness about this topic, and provide advice and coordination across countries. Accessibility is embedded at ING through mandatory instructions that serve as an internal global standard for accessibility.

In 2024, ING introduced a new global disability and neuro-inclusion strategy, aimed at breaking down the barriers people face and ensuring everyone has the support they need to thrive. In 2025 we took the next steps in this strategy by developing local action plans to help drive change, create more equity and improve people's experience at ING no matter where they work and what they do. Beginning in 2025 and continuing into 2026, all ING countries are asked to focus on the core standards of each focus area in our global strategy. We will monitor the implementation of these plans and aim to set additional 'front runner' standards in 2027.

Furthermore, we will continue to share our accessibility efforts through global internal and external communications on disability awareness-related days, including Global Accessibility Awareness Day (GAAD) and International Day for Persons with Disabilities (IDPD). The purpose is to

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[1] The countries in this table present the employees of the main entities, which are ING Bank N.V, ING Bank Slaski S.A., ING Belgium S.A., and ING DiBa A.G.
[2] Due to legal restrictions regarding personal data, Russia is not included in UGPG, AGPG and the remuneration ratio 2025

raise awareness of key topics and build understanding within the organisation, contributing to an open, safe and caring culture and to encourage people to share their lived experiences so we can better support them.

Actions on privacy

With regard to safeguarding our employees' wellbeing against the risk of unauthorised access, misuse, or exposure of personal data like address, remuneration, review assessment scores, outside interests or concerns raised, we have a Global Personal Data Protection Internal Policy in place. See the 'Consumers and end-users' section for more details on our policy and actions regarding privacy.

Whistleblower Policy

Regarding the risks and negative impacts related to 'measures against violence and harassment', our Whistleblower Policy provides instructions on treating concerns in a careful and proportionate manner, aimed at ensuring that ING takes appropriate, lawful, and timely action in case of concerns related to human rights by or within ING. Read more about our Whistleblower Policy in the 'Governance' section.

Our actions against violence and harassment in the workplace

We are committed to upholding both the requirements set by human rights, laws, and regulations, as well as the exacting standards of our Orange Code and Global Code of Conduct, through which we can fulfil our purpose of empowering people while countering potential negative impacts and risks related to, for example, violence and harassment. Read more about our Global Code of Conduct in the 'Governance' section.

In line with our Whistleblower Policy and related control standards, we categorise and monitor all reported concerns, as shown in the adjacent table. This overview reflects issues raised through our dedicated whistleblower channel concerning our own workforce. All whistleblower reports received and addressed are reported quarterly by the ING Group Chief Compliance Officer to the Supervisory Board Risk Committee.

Whistleblower concerns are grouped into categories that link to internationally recognised human rights:

- Discrimination
- Aggression, violence, and bullying
- Breach of confidentiality and data privacy related to an employee
- (Sexual) Harassment
- Work-pressure/unrealistic targets
- Retaliation

The table below represents the total number of concerns raised by our own workforce.

Whistleblower category of concerns	2025	2024[1]
Accounting, internal accounting controls or auditing matters	–	1
Aggression and Violence	13	7
Breach of confidentiality and data privacy related to client/employee	11	11
Bullying	48	39
Conflicts of Interest	13	11
Discrimination	9	11
Financial Economic Crime	5	1
Fraud/Theft	8	9
Harassment	22	20
Market abuse/Insider trading	2	–
Other: (i) Breach of any external Law or Regulation or (ii) Breach of any ING Policy	37	36
Retaliation	13	5
Sexual Harassment	6	9
Unfair Customer Treatment	1	3
Work pressure/Unrealistic targets	22	9
Workers Conflict	12	11
Working Environment	53	49
Grand total	**275**	**232**

To understand if any of the whistleblower cases were considered a severe human rights incident, we applied three elements of severity: scale, scope, and the remediability of the impact to the whistleblower categories mentioned above. Based on our assessment, no severe human rights incidents connected to our own workforce were identified in the reporting period (2024: nil).

Escalation channels are in in place to report on incidents related to diversity, inclusion, and belonging. For more information, see the 'Governance' section.

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[1] Figures have been updated for the concerns which were not yet assessed per year-end 2024. In 2025, 38 of these concerns were identified as relating to our own workforce.

Consumers and end-users

Under the European Sustainability Reporting Standards (ESRS), ING is required to report on how our products and services impact consumers and end-users, defined as private individuals who use our services for personal purposes.

At ING, these consumers and end-users are our private individual customers within the Retail Banking domain, referred to simply as 'customers'. In line with the outcome of our double materiality assessment, this section focuses on these customers.

We are committed to ensuring fair access, transparent communication, and respect for customer rights, while mitigating risks related to information access, social inclusion, and privacy. These topics are especially relevant for customers in vulnerable positions, such as elderly individuals or those with temporary or permanent disabilities, chronic illness, or reading difficulties, who may be more susceptible to harm or exclusion without appropriate care.

Identified impacts, risks and opportunities

Negative impacts relate to practices that compromise fairness, inclusivity, and data security, and can harm customer wellbeing, damage our reputation, and expose us to financial and regulatory risks. The negative impacts are not widespread or systemic. They are based on individual incidents and link to the following topics:

- Access to quality information: There are potential negative impacts related to 'Unfair Customer Treatment', due to mis-selling, as well as ING (deliberately) misrepresenting a financial product or providing an unclear or unfair presentation of the financial product. These practices might lead to customers making uninformed decisions, potentially leading to financial distress.

- Social inclusion: There are potential negative impacts on our customers due to non-discrimination violations and ING's failure to provide access to products and services. This may result in the exclusion of customers due to accessibility barriers or regional restrictions, unequal treatment among customers, and the mis-selling of products through misleading marketing.
- Privacy: There are potential negative impacts related to data privacy, in accordance with existing data-protection legislation (e.g. GDPR). Failure to protect our clients' data can negatively impact our customers and may result in identity theft, financial loss due to fraudulent activities, loss of privacy, and emotional distress.

Risks arise from the materialisation of the identified negative impacts and are associated with failing to uphold fairness, inclusivity, and data protection.

Managing impacts, risks and opportunities

This section describes how we address the effects of the identified material impacts, risks and opportunities related to our customers and their implications for our strategy and business model.

The identified negative impacts and risks are integrated into our risk management framework and monitored on an ongoing basis. For more information see the 'ESG risk' section. We do not see any implications from the identified impacts and risks for our business model and strategy in the short term. In the medium to long term we have policies in place to ensure the resilience of our business model and strategy.

Risks related to our customers can lead to financial effects for ING. To assess current financial effects, we rely on engagement with our customers, primarily through our complaints channels and legal claims

processes. We apply the existing approach based on the recognition and measurement criteria of provisions in the Consolidated financial statements. Further information is provided in Note 42 'Legal proceedings' and when a financial effect is recognised in Note 15 'Provisions', Note 26 'Other operating expenses'.

Processes for engaging with customers

At ING, we regularly engage with our customers to understand any concerns they may have and to improve our services and activities. This engagement is the responsibility of our head of Retail Banking. One of the ways we engage with our customers is through the measurement of our yearly net promoter score (NPS). For more information on our NPS, see the 'Superior customer value' section. Furthermore, we continue to encourage inclusive and accessible product and service development throughout ING. In addition to our general engagement activities, we use our complaints channels to gain a clearer picture of the impacts we have on our customers. For more information, see our complaints and remediation process in this section.

Customer strategy - Superior customer value

We strive to make banking easy, instant, personal, and relevant so customers can stay up to date with all that ING offers. We aim to clearly price products and services, avoid complicated jargon, and always be accessible. And as part of our accessibility strategy of 'Leave no one behind', we strive for the inclusion of all our customers, with and without disabilities.

Access to quality information and social inclusion is important in promoting financial health and accessibility. Enhancing financial literacy is also essential to empower customers to make informed decisions. These topics, along with related issues such as non-discrimination, access to products and services, and responsible marketing, are validated through our customer-centric compliance risk assessment. Additionally, safeguarding customer privacy and data security is a key compliance and reputational priority, reflecting our responsibility to protect personal information. We manage related risks by continuously assessing the regulatory environment for updates and implementing these in line with our governance measures. This ensures we remain compliant while safeguarding our strategy to provide superior customer value. The processes for managing our risks and impacts, as laid out in this section, are integrated into existing risk management and compliance processes.

In our 'Strategy, Business Model, and Value Creation' chapter, we explain how human rights have informed our strategy and business model. For more information on the roles and responsibilities of our MBB regarding, among others, our policies, see 'Our sustainability governance' section in the Sustainability statement.

Policies, actions and performance

Customer Centricity Policy
ING offers customers a large variety of financial products and services, so we face different risks and are subject to a multitude of regulations. Our Customer Centricity Policy (CCP) helps in preventing and mitigating impacts and risks regarding the topics of social inclusion and access to quality information, including mis-selling and unfair customer treatment. For instance, we want all our customers to have equitable access to our products and services, including persons with disabilities, which is why we strive to comply with the procedures of our policies and apply controls.

After rolling out the first version of the CCP in 2024, we updated the policy this year to bring elements such as discrimination and access to banking into the Compliance Risk Framework. In practice, this means we apply global minimum standards for these issues, which aim to support us in identifying severe human-rights incidents in the future. Our governance framework, supported by continuous policy reviews, risk assessments, and regulatory change implementation, enables us to address material risks related to discrimination, inclusivity, and access to information in a timely and effective manner.

The CCP defines high-level obligations to ensure ING handles risks appropriately and in line with regulations. We want to offer products and services suitable for our customers throughout the whole relationship lifecycle at a fair price, considering the market, costs, and risks. We monitor internal controls and processes, such as our Product Review and Approval Process (PARP), in which relevant elements of customer centricity are considered and challenged. The CCP requires us to communicate information on products and services in a clear and non-misleading manner, and provide services and trusted advice through professionals with the necessary knowledge and expertise. In doing so, we also consider the ESG risks and impact of our products and services on customers.

Having a global CCP enables us to align and assess whether customer centricity is applied to all products and customers across ING. Norms we formalised into minimum standards include the need to only create and sell products that are in the interests of customers and society, an aligned standard on complaints processes, the provision of clear and accessible information that is at all times fair and not misleading, and the assessment of the needs of individual customers – both when we sell a product and when the customer uses a product. With these, we aim to mitigate potential and actual financial distress for individual customers, resulting from not having access to products, services and/or quality information.

Complaints and remediation process
In addition to our general engagement activities, we use our complaints channels to gain a clearer picture of the impacts we have on our customers. The insights we gain from complaints help us implement structural improvements in our products and processes. The CCP sets out the minimum requirements for complaints procedures across all ING entities, including the need for transparency about the process and keeping customers informed of the progress in handling their complaint. All complaints must be assessed regularly, and root cause analyses must be carried out to mitigate the risks of customer harm. The CCP also aims to ensure that customers can raise complaints about ING's financial products through third parties, including distributors, brokers, and manufacturers. There are several ways our customers can file a complaint. Within nearly all our Retail markets there is at least one

assisted channel available (e.g. call centre, branch, human chat, social media), and at least one self-service channel (e.g. mail, e-mail, online channels app and web) where customers can file a complaint, which will then be handled by a human agent.

Customers are made aware of these channels via publicly available information e.g. ING websites (FAQs and search engine) and via the Terms & Conditions provided to customers during onboarding. Furthermore, a call centre, branch and/or a chat agent can provide further information regarding the complaints processes when a customer contacts ING. We value our customers and take their concerns seriously. While this is not embedded in our customer-focused policies, we do not tolerate retaliation by any employee. For our anti-retaliation measures included in our Whistleblower Policy, see the 'Governance' section.

We manage complaints primarily through contact centres and when possible complaints are solved on initial contact. If unresolved, they escalate to specialised teams. We evaluate the complaints handling process, for instance, through an assessment of the time it takes to resolve complaints and how frequently we do so. A change in products, financial compensation, and/or apologies can help to address any negative impacts on customers. We analyse complaints to implement structural changes in products, processes, policies, procedures, and communication, and involve relevant risk parties and internal stakeholders as needed. We have established channels and procedures to ensure that customers are aware of and have confidence in our complaints procedures. However, we do not assess this confidence separately. Instead, if concerns about our complaints procedures are raised, we consider these within our broader evaluation of customer concerns.

Over the course of 2025, ING implemented a minimum set of standardised labels on human rights (like discrimination, accessibility, privacy), customer centricity and ESG. These labels are applied to complaints, further enabling us to perform root-cause analyses and to rectify service breakdowns, improve the customer journey, address potential human rights issues and provide appropriate remedy, help senior management better understand customer protection and further strengthen customer trust.

An assessment for severe incidents was conducted using our internal issue management system. Through this process no severe human rights incidents were identified in 2025.

Actions on access to quality information and social inclusion

ING has implemented the requirements of the European Accessibility Act and remains committed to further optimising and improving accessibility across all customer-facing services in our EU Retail Banking countries. This implementation is supported by a dedicated accessibility team, whose main objectives are to safeguard accessibility within ING, raise awareness of this topic, and provide advice and coordination across countries.

We strive to make ING more accessible and inclusive for our customers. For example, we have introduced voice-activated ATMs in certain countries to help people with visual impairments to withdraw money. We also issue bank cards with a physical notch that allows customers with visual impairments to quickly identify the correct card by touch. In certain countries, customers with visual impairments can also use screen readers – software applications that read aloud on-screen information.

To further mitigate potential material negative impacts and risks related to social inclusion, we are collaborating with the United Nations Environment Programme Finance Initiative (UNEP FI) under the Principles for Responsible Banking to contribute to setting a measurement standard for financial health impact for our industry. As a founding signatory of the Commitment to Financial Health and Inclusion, we aim to reduce financially vulnerable or unhealthy households. We use technology to create innovative digital tools that encourage customers to build savings and manage their expenses, which have been implemented in multiple European locations. For more information on financial health, see ing.com.

Compliance policies, such as the CCP, are implemented in the locations we operate in. Outcomes of our monitoring, complaints analyses, event analysis or regulatory interactions, are recorded as an issue in our global database. We monitor and address issues on a local and global level. In addition, CCP standards and compliance risks are subject to continuous monitoring and, in line with our risk-based approach, undergo periodic assessment and measurement. In relation to products and services, we perform periodic reviews in the context of the Product Approval and Review Process, which may lead to the remediation of a product if, for example, it is considered unfit for our customers.

Global Personal Data Protection Policy

Just as we strive to enable customers to engage with ING without issue or interruption, we aim to protect the personal data they provide to us throughout their ING journey. In line with the EU's General Data Protection Regulation (GDPR) and other applicable data protection requirements, ING aims to only process personal data for a specific business purpose in a fair and lawful manner, observing the rights and liberties of data subjects in scope of our activities. To fulfil this ambition, ING has implemented a Global Personal Data Protection Policy (GPDP), which reflects the requirements based on laws and regulations, industry standards, and ING's internal risk appetite. This GPDP contains specific requirements and controls, which ensure the necessity and accuracy of the personal data ING is processing. The GPDP helps in preventing and mitigating impacts and risks regarding the topic of (data) privacy.

It is our policy to have operational flows in place regarding data subject rights (such as the right to access personal data, right to erase personal data that no longer needs to be retained, right to object to data processing etc.), and to ensure that these rights are adequately provided to all individuals whose personal data is subject to processing. This means ING has implemented operational flows to handle requests – such as access to personal data, amendments/corrections, or objections to data processing – promptly and in line with regulatory requirements.

In accordance with our policies, we strive to be transparent about what we do with the personal data of customers, employees, suppliers and business partners, as well as who we share personal data with and why. We want our business entities, support functions, and the third parties we engage with, to grant a level of protection to the data subject equivalent to that guaranteed by the GDPR, especially if personal data is transferred outside of the European Economic Area. Part of the data protection scope is that personal data is managed in a safe and secure manner, in line with current information security standards. For more information, see the 'Privacy Statement' on ing.com.

Actions regarding Privacy

ING manages personal data protection and retention risks and impacts via the Global Data Protection and Global Record Retention and Deletion frameworks and control standards. Potential material impacts are identified and addressed by relevant data protection risk assessments such as:
- The Data Protection Impact Assessment – performed at processing activity level and allows for an in-depth scrutiny of personal data processing activities in line with applicable regulations and data protection principles;
- The Legitimate Interest Assessment – performed to assess whether ING can rely on legitimate interest as a lawful basis in case of certain personal data processing activities. In the case of this assessment the legitimate interests of ING are considered and balanced against the interests and rights of individuals in scope of the processing; and
- The Transfer Impact Assessment – performed in case personal data is transferred to a non-EEA country. In this case the soundness of contractual and technical protective measures and controls is assessed.

All assessments mentioned lead to concrete risk identification and impact mitigation measures, which are implemented on a granular level (business process- or IT asset-level). This enables ING to continuously identify, manage and limit relevant data protection risks, as data protection risk assessments represent an integral part of defining new business processes or introducing changes to existing ones.

Equally, personal data protection considerations are assessed and documented at product level, within the PARP process. The data protection framework includes policies and control standards that are continuously monitored and, in line with our risk-based approach, periodically assessed and measured.

In the case of security incidents impacting personal data (e.g. data breaches) it is our policy to take the necessary containment and mitigation measures as soon as possible after identifying such an occurrence. As part of this policy we assess related data protection risks and impacts, and determine whether external reporting to supervisors is required, ensuring compliance with regulatory requirements. Based on the incident's impact and risk, we conduct 'lessons learned' sessions to improve workflows and prevent similar future occurrences, strengthening the protection of customer personal data. These lessons learned take into account, first and foremost, the potential or actual impact of a data breach occurrence on affected customers.

The effectiveness of our data protection and retention controls is monitored and tested periodically as part of the ING Key Control Testing framework. Data protection and retention controls are managed in line with implemented data protection governance. Dedicated first- and second-line teams, along with the Data Protection Executive Office and Data Protection Compliance, support relevant business process, asset and contract owners in identifying and managing data protection and retention risks, including implementing appropriate mitigation measures.

For 2025, we delivered relevant improvements of the personal data protection framework, focusing on implementing controls for data retention and deletion, and enhancing the Data Protection Policy. We continuously optimise data protection processes to ensure data protection requirements are embedded in relevant business processes in full compliance.

Metrics and targets

We aim to limit the number of complaints and/or breaches related to access to quality information, social inclusion, data privacy, and associated reputational risks. If these occur, we take actions to remediate risks and impacts, as described in the previous paragraph. For our reputational risks, we have a Compliance Risk Framework, which contains risk appetite indicators used for internal monitoring.

In the previous reporting period, we included the metric 'Channel availability' to monitor the accessibility and availability of our channels, linked to the identified risk 'Access to quality information'. In 2025, we concluded that this metric is not connected to the identified risk, as the risk relates to 'Unfair Customer Treatment' and misrepresentation of financial products. These issues may lead to customers making uninformed decisions, which could result in financial distress. Therefore, we have removed this metric from the Sustainability statement. We continue to monitor the accessibility and availability of all our channels, as we consider this important. Please see the 'Strategy, business model and value creation' section for more information.



Governance

Our culture drives the way we do business and impacts all our stakeholders. We are guided by ING's Orange Code, which sets our values and behaviours and ensures we work with integrity, transparency, and high standards of business ethics. Our employees are encouraged to speak up and report concerns, and have a zero-tolerance approach to any form of bribery and corruption.

As detailed in the General information section, the double materiality assessment has identified sustainability matters within the following topical ESRS related to 'Governance':

▪ G1 – Business conduct



Business conduct

Business conduct refers to the way we do business. Our Global Code of Conduct reflects the standards we must adhere to, and includes our values, principles, and ethical standards. Business conduct includes matters such as business ethics and corporate culture, including anti-corruption and anti-bribery (AB&C), and the protection of whistleblowers – and these are the specific sustainability matters we have identified. For more information, see 'Double materiality assessment'.

Identified impacts, risks, and opportunities

We have performed our double materiality assessment regarding business conduct on our own operations in the value chain. The assessment concluded that inherent risks to ING related to business conduct are risk of financial loss, regulatory fines, and reputational damage resulting from:
- infringements of our corporate culture;
- instances of bribery and corruption; and
- failure to protect whistleblowers.

These risks impact our own operations, and we have established policies and internal guidelines to mitigate them. Corporate culture is governed by our Orange Code and Global Code of Conduct (which in turn are the foundation for Risk Culture), bribery and corruption are addressed by our AB&C Policy and zero-tolerance statement, and whistleblower protection is ensured by our Whistleblower Policy. More information on these policies are provided in the following sections.

Managing impacts, risks, and opportunities

This section describes how we address the effects of the identified material impacts, risks, and opportunities related to our customers and their implications for our strategy and business model.

The identified risks are integrated into our risk management framework and monitored on an ongoing basis. For more information, see the 'ESG risk' section. We do not see any implications from the identified risks for our business model and strategy in the short term. In the medium to long term we have policies in place to ensure the resilience of our business model and strategy.

Risks related to our own operations can lead to financial effects for ING. To assess current financial effects, we rely on ING's internal risk database, which includes engagement with employees and whistleblower channels. We apply the existing approach based on the recognition and measurement criteria of provisions in the Consolidated financial statements. Further information is provided in Note 42 'Legal proceedings' and when a financial effect is recognised in Note 15 'Provisions', Note 26 'Other operating expenses'.

Our governance around policies and other control measures has been designed in such a way that ING is able to identify and assess risks in due time. Through application of our risk management cycle activities, we can mitigate upcoming and existing risks. However, longer-term horizons face critical uncertainty due to the evolving regulatory landscape and the limited ability to forecast which exact macroeconomic and social developments will unfold.

Policies, actions and performance

Corporate culture – integrity above all

Our operations touch many lives: customers, employees, shareholders, and society at large. Everyone within these groups has a reasonable expectation that we act with integrity. At ING, we all have a duty to put integrity above all we do and to live up to the values we hold. We will not ignore, tolerate or excuse behaviour that breaches our values. To do so

would break the trust of society and the thousands of great colleagues who do the right thing to take this company forward every day.

Our corporate culture starts with the Orange Code – it is a declaration of who we are, with the overarching principle of 'integrity above all'. While the Orange Code sets out general values and behaviours, the ING policies and guidelines are much more specific and state the rules in more detail. The ING Global Code of Conduct is the link between the Orange Code and the main ING policies and guidelines.

Business Conduct Framework			
Our values and behaviours	**Main ING policies and procedures**		
The **Orange Code** is a manifesto that describes our way of working. It comprises our values and behaviours	**Orange Code** Global Investigations Charter	**ING Global Code of Conduct**	**Whistleblower Policy**
Zero tolerance on corruption and bribery	**Anti-bribery and Corruption Policy**	ABC High-Risk Roles Guidance	Global Event Management Procedure

The table above outlines the main policies and procedures within ING's Business Conduct Framework, with key policies highlighted in bold. All policies are subject to Internal Control Binding Principles (ICBP), which set the standard for the entire lifecycle of the policy and apply to all ING Business Units (i.e. all branches and majority-owned subsidiaries of ING Groep N.V.). In accordance with ICBP, policies are reviewed in full at a minimum every three years (unless otherwise approved), and checked, at least annually, for alignment with relevant laws and regulations and current practice. Policies, procedures and guidelines are available and easily accessible for all staff on the ING intranet. The Orange Code and Global Code of Conduct are available for external stakeholders on ing.com.

In addition to the abovementioned policies, ING has several internal processes and guidelines in place to provide guidance towards the actions and monitoring of the risks and policies.
The following processes and guidelines are linked to the global policies:
- The Global Investigations Charter specifies which incidents are to be investigated under the local or global responsibility of Corporate Special Investigations (CSI), and how the investigation is to be initiated, conducted, and resolved. It defines the governing principles for organising, managing, and conducting the investigations function within ING.
- The Global Event Management Procedure outlines the processes for the management of operational risk events, as well as the roles and responsibilities for mitigating the impact of such identified events and their related reporting.
- The AB&C High-Risk Role Guidance defines job activities considered to be at risk or vulnerable from the bribery and corruption risk perspective, and provides the basis for enrolment to the AB&C HRR training.

Training and awareness are of great importance for policies to be effective. To this end, we have developed global mandatory training for business conduct-related policies.

The Orange Code
The Orange Code describes what we can expect from each other when we turn up to work each day. It is a set of standards that we collectively value, strive to live up to, and invite others to measure us by. The Orange Code comprises the ING values and the ING behaviours:

Values	Behaviours
We are honest	You take it on and make it happen
We are prudent	You help others to be successful
We are responsible	You are always a step ahead

The Orange Behaviours are embedded in commitments we make to each other and the standards by which we measure each other's performance.

ING's Global Code of Conduct
Building on the values and behaviours of our Orange Code, the ING Global Code of Conduct outlines the 10 conduct principles expected from employees. The Global Code of Conduct aims to prevent and protect our employees from making unethical and/or illegal decisions within ING's day-to-day business. Prevention of bribery & corruption (AB&C), and whistleblowing (speaking up), are among those 10 core principles. Conduct principles are further governed via their respective policy frameworks.

ING launched a new global mandatory training on the Global Code of Conduct in 2025, and new joiners are expected to undertake the training upon joining ING. At the conclusion of the e-learning module, employees are required to acknowledge their understanding of and commitment to complying with the Global Code of Conduct, which is actively monitored.

Risk culture
At ING, we attach great importance to a sound risk culture, which is essential for performing our role in society responsibly and for keeping the bank safe and secure. We determine our risk culture as: the way in which employees identify, understand, discuss, and act on many financial and non-financial risks we are confronted with every day. On an annual basis, we monitor the progress of our risk culture maturity and furthermore, risk culture is actively discussed by the Management Board Banking and the Supervisory Board on a bi-annual basis. In 2025, ING further strengthened its risk culture by promoting organisational learning as a bank-wide priority with a key focus on enhancing lessons learned practices.

Behavioural risk
Behavioural risk is an increasingly important area for ING and across the financial industry. It arises when behavioural patterns are at the root of financial and non-financial risks in the organisation. The complexity of this type of risk is that it is less tangible compared to other risk areas because it focuses on behavioural patterns and their drivers. There are patterns in how decisions are made, how people communicate, and whether they can and are willing to take ownership. Behaviour is driven by formal and informal mechanisms. Examples of formal drivers are the processes ING applies and

how its governance is structured. Informal drivers are less tangible, such as group dynamics or underlying beliefs that influence behaviour.

Behavioural risk assessments
Behavioural risk assessments identify and analyse undesired behaviours within ING and provide management with specific direction on how to change these behaviours. They focus on the effectiveness of groups rather than individuals, the role of leadership, and on less visible aspects such as team dynamics and unwritten social norms. The goal is to understand and systematically assess what drives undesired habits at ING. The behavioural risk management framework is used as a guide across ING to identify behavioural risks in the organisation that require deeper investigation.

Behavioural risk interventions
Based on the results of the executed behavioural risk assessments, interventions are taken to mitigate the behavioural risks in a focused manner. Effective mitigation requires a deep understanding of what drives undesirable behaviours. Behavioural and organisational science theories and evidence-based techniques and tools play an important role in designing and facilitating interventions.

Whistleblower Policy
At ING we systematically look for ways to enhance and harmonise our 'speak up' channels. Speak-up concerns can be reported via a variety of channels, in particular to managers, HR, confidential advisers, Whistleblower Reporting Officers or via our (anonymous) whistleblower reporting platform. We want our employees to feel safe to raise concerns and to be confident that we will adequately address reported concerns.

We encourage and support employees in raising whistleblower concerns through any reporting channel. All reports are handled with the highest level of confidentiality, and we clearly communicate reporters' rights and responsibilities. Concerns reported via a whistleblowing channel are, when in scope of the Whistleblower policy, reviewed by an ING Whistleblower Reporting Officer to assess if there is sufficient ground for an investigation. The global Whistleblower Policy and procedure, together with the Global Investigations Charter, set out the minimum requirements to ensure concerns are handled fairly, timely, proportionately, and with care.

Robust anti-retaliation measures are in place to protect whistleblowers. ING does not tolerate any form of retaliation by any employee, including (senior) management. It is strictly prohibited to retaliate against a reporter or anyone providing information or assisting in an investigation.

External parties can report suspicions and complaints on misconduct or behaviour via the pages 'Whistleblower policy' (shareholders and suppliers) and 'Complaints about our conduct' (customers and other stakeholders) on ing.com.

There is a global mandatory training for employees to educate them on the whistleblower channel, anonymity and confidentiality, their rights and responsibilities as reporters, the importance of awareness on retaliation, and how the follow-up on concerns is handled. We actively monitor the timely completion of the e-learning. Alongside the global support community, a specialist learning journey provides Whistleblower Reporting Officers with a one-stop resource for mandatory obligations, investigative interviewing, guidance, and templates.

ING entities have created local policy annexes where necessary in case of specific local legal requirements based on the transposition of the EU Directive 2019/1937 on the protection of persons who report breaches of Union law/Whistleblowing into national law.

Anti-bribery and Corruption Policy

We are committed to doing business in an honest, prudent and responsible manner and aim to ensure compliance with applicable AB&C laws and regulations. ING's AB&C Policy outlines the obligations, key risks, and control objectives that are necessary to ensure that bribery and corruption risks are identified, assessed, managed, and monitored accordingly.

ING has a zero-tolerance approach to bribery and corruption in all its relationships and business dealings. ING does not permit accepting or paying bribes or offering improper inducements or anything that could be perceived as such. ING expects the same from its business partners and third parties that perform services or deliver business on its behalf. Investigations into possible breaches of anti-bribery regulations are the

responsibility of CSI, as we want to ensure independence, objectivity, impartiality, and confidentiality. ING entities are required to report instances of bribery and/or corruption, in accordance with the Global Event Management Procedure. This includes reporting to the Management Board Banking and chairperson of the Supervisory Board.

ING has a key risk indicator in place to monitor its zero-tolerance policy on bribery and corruption by ING employees or third parties on a monthly basis. Reporting is based on event data from ING's Non-Financial Risk (NFR) Management tool, iRisk, which captures NFR-related events and provides standard reports for risk monitoring.

During 2025, there were no instances of convictions and fines related to violations of AB&C laws (2024: nil).

ING published an updated AB&C Policy, effective 1 July 2025, on our intranet and on ing.com. The policy is aligned with relevant local and international laws, including the US Foreign Corrupt Practices Act and the UK Bribery Act.

Global mandatory training on AB&C has been designed to provide all employees, including contingent workers, with an understanding of the bribery and corruption risks faced by ING, the risks they may be exposed to, and how ING manages these risks. New joiners are expected to undertake the training on joining ING. The goal of the training is to enable the learners to:
- recognise the importance of our role in fighting bribery and corruption;
- understand the consequences of bribery and corruption on society and the organisation;
- recognise how we identify, manage, and mitigate potential bribery and corruption risks; and
- escalate any suspicious behaviour or suspicions of potential bribery or corruption risks through appropriate channels.

ING has an approach to identify the roles with an increased exposure to bribery and corruption risks, known as High-Risk Roles (HRR's). The HRR Guidance defines, in detail, the job activities considered to be at risk or vulnerable from a bribery and corruption risk perspective. For more

information on the criteria, see 'Definitions of our environment, social and governance metrics' in the Appendix to the Executive Board report.

Employees in a High Risk Role (HRR) are enrolled in a targeted e-learning (updated November 2025). It covers the following key areas of activity:
- AB&C regulatory requirements relating to anti-bribery and corruption, the risks for the financial industry, and the impact of a regulatory breach;
- ING gifts & entertainment rules;
- enhanced risks associated with public officials; and
- bribery and corruption risks in the hiring process; and when engaging with third parties.

Both the global mandatory and HRR training completion by employees is monitored. In 2025 97 percent of employees completed the global mandatory training on AB&C (2024: 98 percent) and 89 percent of eligible employees completed the HRR training (2024: 89 percent).

The section 'Our leadership and corporate governance' includes information about the education of board members. In 2025 the management boards and Supervisory Board were offered a training session that:
- provided an overview of global AB&C laws and business activities vulnerable to bribery and corruption risks;
- reinforced the critical role of leadership in upholding ING's zero-tolerance stance on bribery and corruption; and
- fostered interactive group discussions that highlighted bribery and corruption risks.

Capital management



Capital management

ING's capital management strategy is designed to maintain a robust capital position that adequately covers all material risks, including economic risks, across the Group, while ensuring compliance with applicable local and global regulatory requirements. At the same time, the strategy supports sustainable value creation for shareholders and enables ING to serve its clients and underpin commercial activities. Despite an uncertain and volatile geopolitical environment, ING's capital position remained strong during the year. At both consolidated and entity levels, ING maintains sufficient capital buffers to withstand a range of adverse stress scenarios.

Capital management strategy

Group Treasury (GT) is responsible for maintaining adequate capitalisation across ING Group and its banking entities to support the management of risks associated with ING's business activities. This includes capital planning, allocation, and management within the Group, as well as the execution of capital market, term capital funding, and risk management transactions. ING employs an integrated approach to assessing capital adequacy, whereby GT considers regulatory and internal economic capital metrics alongside the interests of key stakeholders, including customers, shareholders, and rating agencies.

ING applies the following main capital definitions:

- Common Equity Tier 1 (CET1) capital consists of shareholders' equity after the correction for applicable regulatory adjustments. The CET1 ratio is calculated as CET1 capital divided by risk-weighted assets (RWAs).
- Tier 1 capital is defined as CET1 capital plus Additional Tier 1 (AT1) securities and other regulatory adjustments. The Tier 1 capital ratio is defined as Tier 1 capital divided by RWAs.
- Total capital consists of Tier 1 capital plus Tier 2 subordinated liabilities, after regulatory adjustments. The Total capital ratio is calculated as Total capital divided by RWAs.
- ING's CET1 target ratio is built on the CET1 requirements specified for ING, potential increase in the regulatory requirements, the potential impact of a standardised and predetermined stress scenario and available mitigating actions, and general uncertainties in its baseline planning.
- Leverage ratio (LR) is defined as Tier 1 capital divided by the leverage exposure.
- Minimum Required Eligible Liabilities (MREL)/Total Loss Absorbing Capacity (TLAC) is Total capital plus senior unsecured bonds and amortisations. Related MREL and TLAC ratios are expressed relative to both risk-weighted assets and leverage exposure.

Processes for managing capital

GT ensures adherence to ING's solvency risk appetite statements by capital planning and executing capital management transactions. The ongoing assessment and monitoring of capital adequacy is embedded in the capital planning process as part of the internal capital adequacy assessment process (ICAAP) framework. As part of the dynamic business planning process, ING prepares a capital and funding plan on a regular basis for all its material businesses, and continuously assesses the timing, need and feasibility for capital management actions in scope of its

execution strategy. Sufficient financial flexibility should be preserved to meet important financial objectives. Risk appetite statements are at the foundation of the capital plan and are cascaded to the different businesses in line with ING's risk management framework. Contingency capital measures and early warning indicators are in place – in conjunction with ING's contingency and recovery plan – to support the strategy in times of stress.

Adverse planning and stress testing, which reflect the outcome of the annual risk assessment, are integral components of ING's risk and capital management framework. It allows us to (i) identify and assess potential vulnerabilities in ING's business model, business portfolios or operating environment; (ii) understand the sensitivities of the core assumptions used in ING's strategic and capital plan; and (iii) improve decision-making and business steering through balancing risk and return following a forward-looking and prudent management approach.

Capital position as of 31 December 2025

ING Group capital position according to CRR III / CRD V		
in EUR million	2025	2024
Shareholders' equity [1]	49,698	50,314
- Interim profits not included in CET1 capital	-2,125	-2,152
- Other adjustments	-3,006	-2,902
Regulatory adjustments	-5,130	-5,054
Available common equity Tier 1 capital	**44,567**	**45,260**
Additional Tier 1 securities	7,459	7,965
Regulatory adjustments additional Tier 1	112	66
Available Tier 1 capital	**52,138**	**53,291**
Supplementary capital Tier 2 bonds	10,608	9,852
Regulatory adjustments Tier 2	98	50
Available Total capital	**62,845**	**63,194**
Risk weighted assets	340,739	333,708
Common equity Tier 1 ratio	**13.1%**	**13.6%**
Tier 1 ratio	15.3%	16.0%
Total capital ratio	18.4%	18.9%

[1]   Shareholders' equity is determined in accordance with IFRS-EU.

Capital developments

In 2025, we adjusted our CET1 capital ratio target to ~13% to cater for higher (expected) capital requirements. Operating at the right level of capital is in the best interests of all our stakeholders, including our customers and the economies where we do business. The CET1 target level of ~13% is well above the prevailing maximum distributable amount (MDA) level of 11.03% at 31 December 2025, implying a management buffer of about 195 basis points.

The CET1, Tier 1 and Total capital ratios decreased compared to the end of 2024, primarily due to the continued distribution of CET1 capital to steer towards the CET1 capital ratio target, as well as higher risk-weighted

assets. ING Group had a CET1 ratio of 13.1% as of 31 December 2025 (13.6% at 31 December 2024). ING Group's Tier 1 ratio decreased from 16.0% to 15.3% and the Total capital ratio decreased from 18.9% at the end of 2024 to 18.4% at the end of 2025.

CET1 capital decreased, primarily due to additional distributions, partly offset by the inclusion of net profit after dividend reserving. Next to the regular 50% distribution of resilient net profit, ING distributed an additional €3.6 billion, mostly through share buybacks, to converge towards its external CET1 target of ~13%. Risk-weighted assets increased by €7.0 billion in 2025, mainly as a result of business growth, partly mitigated by the RWA relief from significant risk-transfer (SRT) transactions executed in November. The combined impact from the implementation of CRR III and other model updates on ING's CET1 ratio was negligible. At both the consolidated and entity level, ING has sufficient buffers to withstand various stressed scenarios.

Risk transfer

ING employs securitisation initiatives as part of its capital management strategy to achieve effective risk transfer, optimise RWAs, and support efficient capital allocation. These transactions, which may include securitisations but also credit insurance, credit derivatives and guarantees, are executed in accordance with applicable EU regulatory requirements. ING ensures that securitisation activities meet prudential standards, maintain the continued effectiveness of risk transfer, and are supported by a sound economic rationale. In November 2025, ING successfully executed two significant risk transfer transactions, aligned with these objectives. Capital velocity initiatives are embedded in ING's capital planning processes and are consistent with the Group's risk appetite and capital targets.

Dividend and distribution policy

ING's distribution policy is a pay-out ratio of 50% of resilient net profit. Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business. The 50% pay-out may be in the form of cash, or a combination of cash and share repurchases, with the majority in cash. Additional distributions are to be considered periodically, taking into account alternative opportunities, macroeconomic

circumstances and the outcome of our capital planning. The prerequisite for a distribution is a CET1 ratio of at least the prevailing MDA level after distribution.

For 2025, the resilient net profit amounts €6,327 million, of which €3,164 million was reserved for regular distribution outside of CET1 capital, reflecting ING's distribution policy of a 50% pay-out ratio.

Following ING's distribution policy of a 50% pay-out ratio on resilient net profit:
- A final dividend over 2024 of €0.71 per share was paid was paid in May 2025.
- An interim dividend over 2025 of €0.35 per share was paid in August 2025.
- The boards have proposed to pay a final cash dividend over 2025 of €0.736 per share. This is subject to the approval by shareholders at the Annual General Meeting on 14 April 2026.

In addition, ING announced two additional distributions of €3.6 billion in total in 2025:
- An additional distribution of €2.0 billion, by means of a share buyback programme, was announced on 2 May 2025. Between 2 May 2025 and 27 October 2025, almost 101 million ordinary shares were repurchased for a total consideration of €2.0 billion.
- An additional distribution of €1.6 billion was announced on 30 October 2025, of which €1.1 billion as a share buyback programme and €0.5 billion as an additional cash distribution. Between 30 October 2025 and 31 December 2025, approximately 17.5 million of ordinary shares were repurchased for a total consideration of around €0.4 billion.

Regulatory requirements

Capital adequacy and regulatory capital requirements are based on the standards issued by the Basel Committee on Banking Supervision (the Basel Committee) and implemented in the European Union Directives through the Capital Requirements Regulation (CRR) and Capital Requirements Directive (CRD), as implemented by De Nederlandsche Bank (DNB) and the European Central Bank (ECB). Under the CRR, the minimum Pillar 1 capital requirements applicable to ING Group are a CET1 ratio of

4.5%, a Tier 1 ratio of 6.0%, and a Total capital ratio of 8.0% of risk-weighted assets.

The overall SREP CET1 requirement, including buffer requirements, for ING Group at a consolidated level increased during 2025, mainly due to an increase of the countercyclical buffer requirement (CCyB), and was 11.03% at 31 December 2025. This requirement is the sum of a 4.5% Pillar 1 requirement, a 0.93% Pillar 2 requirement, a 2.5% capital conservation buffer (CCB), a 0.93% CCyB, 0.16% Sectoral Systemic Risk buffer (s-SyRB), and a 2.0% Other Systemically Important Institutions (O-SII) buffer that is set separately for Dutch systemic banks by DNB. This requirement excludes the Pillar 2 guidance, which is not disclosed. ING met the externally imposed regulatory capital requirements in 2025.

ING's fully loaded CET1 requirement stood at 11.09% at the end of 4Q2025 (4Q2024: 10.88%), which is higher than the prevailing CET1 ratio requirement. This reflects an update of the s-SyRB in Belgium, an increase in the CCyB requirements in Belgium, Poland and Spain, and a higher Pillar 2 requirement.

The MDA trigger level stood at 11.03% per end of 4Q2025 for CET1, 12.84% for Tier 1 Capital, and 15.25% for Total capital. These MDA levels are in line with the application of Art.104a in CRD V, which allows ING to partly fulfil the total Pillar 2 requirement with Additional Tier 1 and Tier 2 capital.

An MDA requirement on the leverage ratio of 3.5% applies to ING Group. In the event that ING Group breaches an MDA level, ING may face restrictions on dividend payments, coupons on AT1 securities and payment of variable remuneration.

MREL and TLAC requirements
The minimum requirement for own fund and eligible liabilities (MREL) and total loss absorbing capacity (TLAC) apply to ING Group at the consolidated level of the resolution group. MREL and TLAC provide additional capacity to absorb losses and facilitate recapitalisation in the case of resolution. ING Group has a single point of entry resolution strategy.

MREL requirements, including buffer requirements, were 28.22% on RWA and 7.24% on leverage exposure as of December 2025. TLAC requirements were 23.60% of RWA and 6.75% of leverage exposure as of December 2025. ING meets these MREL/TLAC requirements with a MREL/TLAC ratio of 31.8% on RWA and 9.4% on leverage exposure at the end of December 2025. MREL is for ING Group more binding than TLAC.

Regulatory developments
In 2024, the European Union adopted CRR III and CRD VI, implementing the finalised Basel III framework. These regulations became effective as from 1 January 2025, with several elements subject to phased implementation. In particular, the output floor will be introduced gradually over a multi-year period, with certain transitional provisions extending through 2032. CRR III impacts RWA measurement through:
- enhancing the robustness and/ or risk sensitivity of the standardised approaches for credit risk, credit valuation adjustment (CVA) risk, and operational risk;
- constraining the use of the internal model approaches by placing limits on certain inputs used to calculate capital requirements under the internal ratings-based (IRB) approach for credit risk, and by removing the use of the internal model approaches for CVA risk and for operational risk; and
- the introduction of a risk-sensitive output floor based on the standardised approaches.

Ratings
ING's credit ratings and outlook are shown in the table below. Each of these ratings only reflects the view of the applicable rating agency at the time the rating was issued. Any explanation of the significance of a rating may only be obtained from the rating agency. Scope has been added as fourth rating agency in 2025, with comparable credit ratings.

Main credit ratings of ING at 31 December 2025

	S&P	Moody's	Fitch	Scope
ING Groep N.V.				
Issuer rating				
Long term	A-	n/a	A+	AA-
Short term	A-2	n/a	F1	S-1+
Outlook	Stable	Stable [1]	Stable	Stable
Senior unsecured rating	A-	Baa1	A+	A+
ING Bank N.V.				
Issuer rating				
Long-term	A+	A1	AA-	AA-
Short-term	A-1	P-1	F1+	S-1+
Outlook[1]	Stable	Stable	Stable	Stable
Senior unsecured rating	A+	A1	AA-	AA-

[1] Outlook refers to the senior unsecured rating.

A security rating is not a recommendation to buy, sell or hold securities. Each rating should be evaluated independently of other ratings. There is no assurance that any credit rating will remain in effect for any given period of time, or that it will not be lowered, suspended, or withdrawn entirely by the rating agency if, in the rating agency's judgement, circumstances so warrant. ING accepts no responsibility for the accuracy or reliability of the ratings.

Risk management



Risk management	**153**
Solvency risk	162
Credit risk	164
Market risk	192
Funding and liquidity risk	202
Environmental, social and governance (ESG) risk	205
Non-Financial risk	210
Compliance risk	212
Model risk	214
Business & strategy risk	215

Risk management

As a global financial institution with a strong European base, offering banking services, ING is exposed to a variety of risks. We manage these through a comprehensive risk management framework that integrates risk management into strategic planning and daily business activities. This aims to safeguard ING's financial strength and reputation by promoting the identification, measurement and management of risks at all levels of the organisation. Taking measured risks aligned with our risk appetite is core to ING's business.

This section sets out how ING manages its risks on a day-to-day basis. It explains how the risk management function is embedded within the organisation based on the 'three-lines-of-defence' (3 LoD) model. It describes the key risks that arise from ING's business model and how these are managed. The section provides qualitative and quantitative risk disclosures on solvency, credit, market, funding and liquidity, ESG (environmental, social, and governance), operational, information technology (IT), compliance, model, and business and strategy risks.

Basis of disclosures (*)

The risk management section contains information relating to the nature and extent of the risks of financial instruments as required by International Financial Reporting Standards (IFRS) 7 'Financial Instruments: Disclosures'. These disclosures are an integral part of the ING Group Consolidated financial statements and are indicated by the symbol (*). This is applicable for the chapters, paragraphs, graphs, or tables within the risk management section that are indicated with this symbol in the respective headings or table header.

This risk management section includes additional disclosures beyond those required by IFRS, such as certain legal and regulatory disclosures. Not all information in this section can be reconciled back to the primary financial statements and corresponding notes, as it has been prepared using risk data that differs from the accounting basis of measurement. Disclosures in accordance with Part Eight of the CRR3 and CRD VI, and as required by the supervisory authority, are published in our 'Additional Pillar III Report', which can be found on our corporate website ing.com.

Top and emerging risks

The risks listed below are defined as the top existing and emerging risks that could cause ING's results to differ, in some instances materially, from those anticipated. They may have a material impact on the reputation of the company, introducing volatility in future operating results. These risks can also impact ING's medium- and long-term strategy, affecting its ability to pay dividends, maintain appropriate levels of capital, or meet liquidity and funding targets. An emerging risk is defined as a new or future risk that might impact ING. Therefore, these risks require proactive identification and monitoring as their impact on the organisation is more difficult to assess compared to other risks. The key existing and emerging risks are identified through the annual risk identification and risk assessment process, covering both the ING Group and local entity perspectives. Top risks are determined through an annual risk assessment that evaluates the likelihood and potential impact of the risks, while emerging risks are identified using horizon scanning and expert judgement. The annual risk assessment is executed through risk surveys and scenario analysis, with validation by senior management committees. ING ensures that identified key risks feed into, among others, the annual review of the Risk Appetite Framework (RAF) and Stress Testing Framework. A number of key risks are listed below, with their sequence not indicative of their likelihood or potential impact on ING.

Geopolitical risk

Geopolitical risk remains a key focus area for ING, requiring continuous monitoring. In 2025, persistent policy uncertainty, intensifying trade frictions, geo-economic confrontation and sanctions-related and supply-chain restrictions shape the global landscape. These developments have made cross-border trade and logistics increasingly challenging, driving up costs and creating operational bottlenecks for global businesses. The resulting uncertainty spills over into financial markets, heightening volatility as investors react to tariff announcements and fluctuating risk premium. These pressures translate into slower global growth and uneven disinflation, with fragmented trade flows and elevated input costs affecting productivity and monetary policy transmission. This could impact ING beyond headline volatility, potentially leading to deteriorating credit quality in exposed sectors, increased refinancing risk, and potential ratings migration among ING clients. In addition, geopolitical events could trigger the materialization of non-financial risks, for example the unavailability of services provided by third-parties and increase of regulatory diversion.

Global trade and policy volatility

Global trade tensions intensified, reshaping economic relationships and market dynamics. Trade relations between major economies deteriorated as the US adopted protectionist measures through higher trade tariffs, while the EU targeted Chinese industrial goods, including electric vehicles. Transatlantic disputes over technology controls, digital taxation, and green-trade measures escalated, prompting retaliatory actions from China and the EU. Allegations of dumping and subsidy disputes added pressure in the markets, contributing to episodic equity sell-offs, wider credit spreads, and pressure on supply chain-linked commodities. For ING, this backdrop could lead to reduced client cash flows, variability in collateral quality, and changes in market risk and funding dynamics.

Europe

Fragmented policymaking and structural fiscal pressures, such as ageing populations and higher defence spending, added complexity to the European landscape. Due to the persistence of a higher-for-longer rate environment, fiscal rules and national adjustment plans were closely monitored. The challenges in implementing reforms were particularly visible in France, as shown by its parliamentary deadlock and budget disputes. These developments resulted in wider sovereign spreads and tighter credit conditions. This backdrop affects ING through pressure on corporate and household lending, changes in fixed-income pricing, and higher costs for euro funding.

United States

US policy in 2025 featured efforts to advance a comprehensive omnibus policy package ('One Big Beautiful Bill') combining tax reforms, industrial policy, and border measures. The subsequent focus on reshoring and strategic support reinforced tariff use as a negotiation tool. While discussions on de-dollarisation gained momentum, the US dollar remained dominant in global funding. Potential effects for ING include sector-specific credit risk, variability in global funding costs, and changes in USD liquidity, influencing both client exposures and wholesale funding markets.

Asia-Pacific

Security tensions persisted across key maritime and airspace zones due to Chinese military activity near Taiwan and the Philippines. In South Asia,

renewed skirmishes and diplomatic strains between India and Pakistan added to instability. These conditions may dampen regional investment sentiment and equity markets, affecting ING through weaker trade finance flows, increased counterparty risk, and potential stress on clients with Asia-focused supply chains.

Ukraine

The war in Ukraine remained a central driver of European geopolitical risk. Military activity continued without decisive shifts, while cross-border strikes and attacks on energy infrastructure escalated concerns. Sanctions tightened throughout the year, and debates over using frozen Russian assets for Ukraine's reconstruction raised legal and financial stability questions. This environment heightens volatility in energy-sensitive sectors, exposing ING to heightened credit risk across Eastern European portfolios and increasing compliance costs linked to sanctions screening. For more information on sanctions, see 'Compliance risk'.

Our credit exposure remained stable at €547 million (2024: €550 million), mainly with Central Bank liquidity facilities and other lending. A significant part is guaranteed by international parents or benefits from strong collateral.

Exposure in Russia

In March 2022, we announced a decision to no longer do new business with Russian counterparties. Nevertheless, ING's remaining operations in Russia and with Russian counterparties are subject to various risks, including, but not limited to, credit risk, changes in laws and regulations – including sanctions and counter sanctions – as well as conflicts of law, potential litigations, and events that would trigger loss of control.

In December 2025, ING's remaining credit exposures to Russian counterparties, booked outside of Russia, was €0.6 billion (2024: €1.0 billion).

On 28 January 2025, ING announced the proposed sale of ING Bank (Eurasia) JSC to Global Development JSC. Completion of the transaction is subject to various regulatory approvals. This transaction will effectively end ING's activities in the Russian market. Under the terms of the

agreement, Global Development will acquire all shares of ING Bank (Eurasia) JSC, taking over all Russian onshore activities and staff. Global Development intends to continue to serve customers in Russia under a new brand. As of the date of this report and as announced in September 2025, the buyer has not received all necessary approvals yet. We continue working towards completing the transaction and our exit from the Russian market. In the meantime, we are in discussion with regulators on the conflicting regulatory requirements in various jurisdictions with respect to the activities of ING Bank (Eurasia) JSC.

ING expects a negative P&L impact of around €0.8 billion post tax. This includes an estimated book loss of around €0.5 billion, representing the difference between the sale price and the book value of the business. It also includes an estimated negative impact of around €0.3 billion from recycling the currency translation adjustment through P&L, which is capital neutral. The sale is expected to have a negligible impact on ING's CET1 ratio.

Starting from 2024 a trend emerged whereby Russian parties hold Western banks liable in Russian courts. The Russian parties claim that such banks, by complying with sanctions imposed by the EU, US and other authorities, have caused damage to the Russian party. There have also been instances where Russian courts ruled in favour of the Russian party. In these cases, Russian courts did not recognise such sanctions, did not respect the choice of law and courts pursuant to the applicable contracts, and held Russian subsidiaries of Western banks liable for acts by other entities in that banking group. For more information on litigation involving ING, see Note 42 'Legal proceedings'.

Middle East

The Israel-Gaza conflict moved through fragile ceasefire phases, repeatedly disrupted by renewed hostilities. International mediation efforts have focused on providing humanitarian relief to alleviate civilian suffering and to reduce the risk of regional escalation. In the Red Sea, maritime security incidents increased the risks of wider escalation, while concerns grew over a potential spillover involving Israeli strikes on Iran and Qatar. These developments could destabilise energy and logistics markets, leading to higher commodity price volatility and operational challenges in key trading routes. For ING, this also affects valuation risks in client portfolios and sovereign and corporate exposures in the area.

Interest rate risk

Diverging monetary policy paths among major central banks reintroduced volatility in interest rate and foreign exchange markets. The European Central Bank (ECB) shifted from easing policy rates to holding them steady as euro-area disinflation continued. Meanwhile, the US Federal Reserve adopted a gradual return towards neutral policy, implementing rate cuts and suspending Treasury runoff amid persistent inflation pressures. Uneven disinflation and country-specific fiscal concerns kept interest rate highly volatile. For ING, this environment affects funding costs, asset valuations, and client behaviour, with knock-on effects on earnings stability.

Cyber and Information Technology (IT) risk

Cybercrime remains an important risk. Threat actors are increasingly sophisticated, leveraging emerging technologies such as generative AI to develop advanced attack methods, including state-linked campaigns targeting financial infrastructure. Regulatory requirements, including the EU's Digital Operational Resilience Act (DORA), reshaped expectations for ICT risk management, incident reporting, and third-party oversight.

Operational resilience and business continuity have become central themes, with regulators emphasising resilience testing, recovery objectives, and contingency planning for critical service providers. The growing complexity of IT ecosystems and reliance on cloud and third-party vendors amplify these challenges, making resilience a systemic priority. Disruptions in IT systems or third-party services can lead to service outages, transaction delays, data breaches, and financial or reputational losses for ING. IT resilience remains a priority for ING to ensure continuity of services and protection of data. ING continues to strengthen its

measurement and reporting of IT and cyber risks while further developing its ability to recover from large-scale ransomware events and maintain recovery readiness for global, shared systems. These efforts are supported by the Global Infrastructure organisation and the Chief Information Security Office (CISO).

AI risk

AI adoption accelerated across 2025, moving from pilots to day-to-day use in areas such as analytics, software development, and customer service. This rapid rollout introduced risks related to data privacy and security, model accuracy, bias, and accountability. The EU AI Act established clearer obligations for high-risk systems; however, uneven global governance continues to create compliance complexity and cybersecurity challenges. These factors increase ING's exposure to cyber incidents, misuse, and compliance gaps, which can lead to operational and reputational impact. As AI adoption grows, ING continues to strengthen its governance and risk oversight through specialised structures such as the AI Risk Committee and Centre of Excellence (CoE).

Environmental risk

Environmental risk remains an important concern for ING and the global financial sector. This risk is increasingly shaped by the interplay of physical climate impacts and accelerating transition pressures. Extreme weather events and climate-related disruptions are now becoming systemic, affecting infrastructure, supply chains, and asset valuations. The global shift towards decarbonisation continues, but with uneven momentum: regulatory mandates and technological advances are driving progress, while political reality in regions such as the US and EU to ease climate policies brings uncertainty. At the same time, increased polarisation and politicisation of climate and broader ESG issues can produce conflicting or rapidly changing policy signals, complicating transition pathways and planning for financial institutions and clients. This divergence heightens

climate risk and amplifies political and macroeconomic volatility. Biodiversity loss and resource scarcity further strain environmental stability. These developments translate into heightened credit risk in vulnerable sectors, market risk through valuation shifts, and operational risks through supply chain disruptions and physical damage. Reputational risk also intensifies as some stakeholders demand credible climate action and others demand less.

For more details and mitigation actions, see 'Environmental, social and governance risk' and 'Credit risk'

Risk governance

Effective risk management requires company-wide risk governance. ING's risk and control structure is based on the 'three-lines-of-defence' model. This model aims to provide a sound governance framework for risk management by defining and implementing three lines. Each line has a specific role and defined responsibilities, with the execution of tasks being distinct from the control of these same tasks. The three lines work closely together to identify, assess, mitigate, and monitor risks.

This governance framework is designed in such a way that risk is managed in line with the risk appetite approved by the Management Board Banking (MBB), the Executive Board (EB) and the Supervisory Board (SB), and this approach is cascaded throughout ING.

Board-level risk oversight

Both the EB (for ING Group) and the MBB (for ING Bank) play an important role in managing and monitoring our risk management framework. For more information on the SB, MBB, and EB duties, and powers and responsibilities in relation to risk management, see 'Corporate governance'.

Risk committees

In 2025, ING changed its risk-led MBB-key committees structure reporting into the EB and MBB. The key risk committees described below act within the overall risk policy and delegated authorities granted by the EB and/or MBB:

- The Global Financial Risk Committee (GFRC) is the highest authority, except for the MBB, to discuss and approve global policies, methodologies, and procedures related to financial risk, covering solvency, credit, market, funding & liquidity, and environmental, social & governance risk. GFRC is a risk committee responsible for setting and monitoring risk appetite statements & limits, stress testing and financial risk frameworks & policies. The GFRC meets monthly.
- The Model Risk Management Committee (MoRMC) is the owner of the overall governance around models' approval. MoRMC approves frameworks, policies and procedures related to model risks. It sets model risk strategies and monitors the model risk profile against the RAS. The MoRMC meets monthly.
- The Global Credit Committee – Transaction Approval (GCC(TA)) discusses and approves transactions that entail taking credit risk (including investment risk), country, legal, and environmental and social risk and approves Wholesale Banking transactions. The GCC(TA) meets twice a week.
- Group Non-Financial Risk Committee (Group NFRC) oversees the holding company ING Group and all subsidiaries other than ING Bank N.V. It opines on and approves non-financial risk matters. It ensures appropriate action is taken by responsible management.
- The Bank Non-Financial Risk Committee (Bank NFRC) is accountable for the design and maintenance of the non-financial risk management framework, including operational risk management, compliance and legal policies, minimum standards, procedures and guidelines, development of tools, methods, and key parameters (including major changes) for risk identification, assessment, measurement, mitigating, and monitoring/reporting. Bank NFRC meetings are held at least monthly.

In addition, several other committees are involved in various steps in the different risk management frameworks, as illustrated in the graph below:


EB/MBB
GFRC
Group Financial Risk Ct
CRC
Credit Risk Ct
CARC
Capital and ALM Risk Ct
TCRC
Trading and CP Risk Ct
ERC
ESG Risk Ct
MoRMC
Model Risk Management Ct
CRMC
Credit Risk Model Ct
AIRCO
AI Risk Ct
GCC-TA Global Credit Ct for Transaction approvals
GUC
Global Underwriting Ct
DREC
Distress Real Estate Ct
Group & Bank NFRC
Group & Bank Non-Financial Ct
IT BNFRC
GPAC
Global Client Protection and Approval Ct

Three lines of defence

First line of defence			Second line of defence	Third line of defence
Who			**Who**	**Who**
Heads or their delegates of: banking business, support functions[1], geographies, countries	**COO**	**CTO**	**Risk including Compliance**	**Internal audit function CAS**
Responsible for ▪ Running business with clients and accountable for assessing, controlling, mitigating, and reporting all risks affecting their businesses, to ensure risks are within risk appetite, i.e. 1st LoD risk management activities ▪ Completeness and accuracy of the financial statements and risk reports with respect to their areas of responsibility	**Responsible for** ▪ Setting, operating, and maintaining effective and efficient processes and running operations for the bank, and managing risks arising from these activities	**Responsible for** ▪ Setting, operating, and maintaining an effective and efficient IT architecture and IT services provision for the bank, and managing risks arising from these activities	Responsible for ▪ Develops, owns, and maintains the risk taxonomy, including clear and consistent risk categories and definitions, forming the basis for consistent risk identification, measurement, reporting, and escalation. ▪ Defines and owns risk measurement methodologies, models, and assessment frameworks used to quantify and assess risks, including risk materiality assessment frameworks to determine which risks are significant. ▪ Designs, maintains, and monitors the Risk Appetite Framework (RAF), ensuring that risk appetite statements, limits, and thresholds are aligned with strategy, capital planning, and regulatory expectations, and that breaches and emerging risks are escalated in a timely and transparent manner. ▪ Provides independent monitoring and reporting of risks to support informed decision making and effective governance by senior management and governing bodies. ▪ Oversees, advises, and challenges the First Line of Defence on risk management and compliance activities, providing subject matter expertise while maintaining independence. ▪ Exercises escalation and veto powers in relation to activities or decisions assessed to present unacceptable risks, ensuring escalation to the appropriate governance bodies when required.	Responsible for ▪ Independent assurance to the MB, the Audit Committee, and the SB on the quality and effectiveness of ING's internal control, risk management, governance, and implemented systems and processes in both the first and second lines of defence

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[1] Although support functions are part of the first line of defence, they provide subject matter expertise to both the first and second lines of defence

Regional and business unit level

ING's regional and/or business unit management have primary responsibility for the management of risks (credit, market, funding and liquidity, operational, IT, compliance and model) that arise in their daily operations. They are accountable for the implementation and execution of appropriate risk frameworks affecting their businesses in compliance with procedures and processes at the corporate level. Where necessary, the implementation is adapted to local requirements.

Organisational structure

The CRO function is organised along the lines of a matrix structure integrating (i) the Global Risk functions, (ii) the Regional/Country Risk functions at entity level, and (iii) the Risk Segments. Global Risk functions, organised by risk types into risk domains (departments), are ultimately responsible and accountable for the functional steering of the respective risk type globally. They ensure a uniform taxonomy and methodology are used for the setting of the relevant risk appetite levels, further cascading risk appetite into detailed risk strategies, and for the effective monitoring and reporting of risks, on an individual and consolidated basis.

The Group Chief Risk Officer (CRO) and the Chief Compliance Officer (CCO) each have direct access to the SB Risk Committee and its chair. Conversely, the chair of the SB Risk Committee holds periodic bilateral consultations individually with both the Group CRO and the CCO.

The current organisation chart outlines the reporting lines within the risk management function. A refreshed chart will be introduced in 2026 to align with the enhanced Risk Strategy designed to further strengthen and future-proof the Group Risk organisation. The proposed updates are guided by four key principles: (i) reinforcing the Risk organisation by emphasising its core activities, (ii) enhancing global functional steering, (iii) enabling business strategies through expanded skills and capabilities, and (iv) building a more effective, agile, and streamlined Risk organisation.

The departments in the purple colour reflect hierarchical reporting lines, whereas the dotted lines are for the functional reporting lines:


The Group Chief Risk Officer
Credit Risk
Financial Risk
Non-Financial Risk
Model Risk
Integrated Risk
Risk Culture & Behavioural Risk
Compliance Risk
Retail/ Rest of the World
Wholesale Banking
COO Risk
CRO Belgium
CRO Netherlands
CRO Germany

Risk management framework

Risk policies and internal control documents

ING maintains a comprehensive system of risk management frameworks, policies, mandatory instructions, procedures, and control standards (collectively referred to as 'internal control documents'), which establish binding requirements for all ING locations. ING locations shall comply with both internal control documents and local requirements. Internal control documents are regularly reviewed, updated, and approved in accordance with ING internal control binding principles. Senior management is responsible for ensuring the implementation of, and staff adherence to, internal control documents.

Internal risk management and control system

The enterprise risk management (ERM) framework and its related internal control documents constitute the internal control framework in ING. The ERM framework establishes an ING-wide governance model that aligns strategy to risk appetite for all risk types. It applies to all business lines and ING locations on the global and local level. The internal control framework is based on the following principles:

- Consistent Risk Governance at global and local level is defined and adhered to using the three-lines-of-defence model and clear decision-making.
- Risk Appetite framework sets forward-looking risk limits and process to ensure that risk-taking activities remain within acceptable ranges.
- Risk Taxonomy sets a common risk language to identify and manage all relevant risks.
- Internal Control Documents facilitate effective risk management and compliance with legal requirements and approved risk appetite.
- Continuous Risk Management Cycle to identify, assess, mitigate, monitor, and report risks supported by adequate Risk Data and Risk Systems.
- Strong risk culture and people that enable proactive risk management balancing risk and reward.

The ERM Framework and underlying risk management frameworks are based on the EBA Guidelines on Internal Governance (EBA/GL/2021/05, 2 July 2021) which is one of the drivers for the ING Governance Framework and are aligned with the public criteria of the Committee of Sponsoring Organisations of the Treadway Commission in Internal Reporting (COSO) – Integrated Control Framework (2013 Framework).

Risk effectiveness

ING's Internal Risk Management & Control (IRM&C) systems are designed to safeguard risk effectiveness through:

- Adequate and timely risk identification, assessment, measurement, mitigation, monitoring, reporting, and follow up; and
- Sufficient reliable insight that risks stay within risk appetite and can be steered.

Internal monitoring of risk effectiveness safeguards and confirms adequate functioning of our IRM&C systems and enables ING to adapt them in response to emerging risks, regulatory changes, or lessons learned.

The effectiveness of risk management and internal control systems is monitored through the risk management activities themselves (e.g. risk monitoring and reporting) and through dedicated mechanisms (e.g. risk framework monitoring and quality assurance).

Executive Board assessment and evaluation (DCGC2025)

In accordance with the Dutch Corporate Governance Code (2025), the Executive Board performs an annual overall assessment of the effectiveness of the internal risk management and control systems specific to reporting risk, operational risk and compliance risk.

The assessment is based on internal monitoring and evaluation mechanisms which consider the outcome of internal audit, external audit (where applicable) and supervisory activities. The assessment substantiates the 'Executive Board statement' including the levels of assurance or comfort expressed.

The outcome and substantiation of the assessment made by the Executive Board are reported to the Risk Committee, Audit Committee and Supervisory Board and transposed, as relevant, in the Annual Report (Executive Board Statement' and 'Risk Management').

Risk culture

At ING, we attach great importance to a sound risk culture, which is essential for keeping the bank safe and secure. We determine our risk culture as the way in which employees identify, understand, discuss, and act on the many financial and non-financial risks we are confronted with every day. We cover risk culture, ING's global Code of Conduct, and behavioural risk extensively in the section 'Sustainability statement' under 'Our sustainability governance'.

Learning

In 2025, we continued to expand and strengthen our required learning curriculum. This foundational learning ensures all staff understand key regulations, policies, and risks, supporting compliance and protecting the bank and its customers. The curriculum is tracked centrally to support timely completion. We continue to refine our learning formats to enhance engagement and ensure practical application of knowledge. The topics covered in 2025 were Conflicts of Interest, the Global Code of Conduct, Operational Resilience, the EU AI Act, Cybersecurity, and Record Retention.

In addition, we continue to expand our learning offering on a range of risk topics for targeted audiences across the bank, including risk staff. Working with risk experts, the Risk Academy created and curated role-based learning for risk colleagues, providing a wide selection of learning to support both immediate job performance and long-term professional growth.

Dutch Banker's Oath

In the Netherlands, all employees working for a bank are required to take the Banker's Oath. By taking the oath, employees declare that they will work with integrity, diligence, and in accordance with the related Code of conduct (gedragscode). ING requires employees to follow trainings before taking the actual oath – to understand the content and stress the importance of the oath, enable all employees in the Netherlands to discuss any dilemmas they may face in their daily work, and how to carefully balance the interests of all ING's stakeholders therein. All employees who have taken the oath are subject to the Dutch Disciplinary Law and Regulations, executed by the 'Stichting Tuchtrecht Banken' (Foundation for Disciplinary Law of the banking sector).

Remuneration

ING aims to align its remuneration policy with its risk profile and the interests of all stakeholders. For more information on ING's remuneration approach and its relation to the risk taken, see the Capital Requirements Regulation (CRR) remuneration disclosure published on ing.com.

Risk cycle process

ING identifies, measures, and manages risks through five recurrent phases of the management cycle: risk identification, risk assessment, risk mitigation, risk monitoring, and risk reporting. The risk cycle process is embedded within dedicated risk domain frameworks, such as the Non-Financial Risk Framework, Model Risk Framework, and ESG Risk Framework. Each risk domain is responsible for ensuring its risk cycle process and frameworks are operational and effective. Key components of the risk cycle process are defined in the Enterprise Risk Management Framework as follows:

Risk identification

Risk identification is performed periodically through a joint effort of the business and the risk management functions, linked to ING's common risk language and ad hoc in case of material internal or external change.

Risk assessment

Risk assessment ensures that each identified risk is assessed (qualitatively and quantitatively) in a structured and fact-based manner and classified for importance based on impact and likelihood. This enables management to decide which of the identified risks need mitigating (control) measures, how strict or tolerant these measures should be, and to assign a Risk Owner.

Risk mitigation

Risks mitigation refers to the process of dealing with (and controlling) risk exposures through one or a combination of strategies: risk-level reduction (e.g. controls), risk avoidance (e.g. stop activity), risk transfer (e.g. insurance or securitisation), and/or risk acceptance.

Risk monitoring

Risk monitoring is a continuous process, performed at individual and aggregate risk level. It involves tracking and reviewing risk exposures and the effectiveness of risk management strategies, including the design and/or operating effectiveness of mitigating (control) measures.

Risk reporting

Risk reporting provides senior and local management with comprehensive and actionable risk information. It facilitates the measurement, monitoring, and oversight of risk exposures against risk appetite and tolerance.

The Enterprise risk Management Framework is reviewed regularly to ensure it reflects regulatory developments, and incorporates changes based on external and internal triggers.

Risk Appetite Framework

The Risk Appetite Framework (RAF) is one of the key elements of the ERM framework. Its objective is to set an appropriate risk appetite at a consolidated level across different risk categories and to allocate the risk appetite throughout the organisation.

Procedure

The RAF procedure explains the setup of the overarching global risk appetite. Within the RAF, ING monitors a range of financial and non-financial risk metrics to ensure that our risk profile is in line with our risk appetite while executing our strategy. ING's RAF, which is approved by the SB, defines the desired risk profile that is to be integrated in the strategic decision-making and financial planning process. It is designed to be able to withstand market volatility and stress, while meeting regulatory requirements. The framework, including underlying metrics and assumptions, is reviewed at least annually so that it remains relevant. The RAF combines various financial and non-financial risk appetite statements (RAS) into a single, coordinated approach.

Process

The RAF and underlying limit allocation are reviewed on an annual basis, or more frequently if necessary, based on their monthly review in the MBB and quarterly review in the EB and the SB. It is therefore a top-down process, which bases itself on the ambition of the bank in terms of its risk profile, the regulatory environment, and the economic context. Limits that require SB approval are called boundaries, and the underlying instruments supporting the boundaries require EB and MBB approval.

Step 1. Identify and assess ING's key risks

The outcome of the risk-identification and risk-assessment process is used as the starting point for the review of the RAF. Within this step, the risks ING faces when executing its strategy are identified in the context of the current economic, political, social, regulatory, and technological environment. The assessment identifies whether the potential impact is material and if it is sufficiently controlled.

Step 2. Set risk appetite framework

Based on ING's risk assessment and risk purpose, boundaries and instruments for the overarching risk frameworks are set. Once the overarching risk appetite statements have been set and approved by the EB/MBB and subsequently by the SB, the statements are translated into risk type-specific statements and lower-level risk metrics. These are set and approved by senior risk committees, like the Global Financial Risk Committee (GFRC), Model Risk Management Committee (MoRMC) and Bank Non-Financial Risk Committee (NFRC). Cascading is done via several detailed risk appetite statements defined for each risk type. Together, these statements aim to ensure compliance with the overarching solvency, (credit) concentration, and funding and liquidity RAS.

ING includes climate risk in its RAF by, among other things, introducing climate risk as one of the dimensions to determine sector concentration as part of the credit risk appetite statements. In the coming years, ING will extend the inclusion of climate risk impact on other risk types, ensuring that potential risks – such as transition and physical risks – are properly reflected in the RAF.

Step 3. Cascade into statements per risk type and business unit

The bank-wide risk appetite is defined per risk type, which is further cascaded into the organisation. Risk appetite statements are then translated into dedicated underlying risk limits that are used for the day-to-day monitoring and management of ING's risks. The risk appetite statements serve as input for the quarterly planning process as well as for the establishment of key performance indicators and targets for senior management. The next graph is an illustrative and non-exhaustive overview of the RAF.

Step 4. Monitor and manage underlying risk limits

To verify that ING remains within the RAF, it reports the risk positions vis-à-vis their limits on a regular basis to senior management committees. A monthly report is submitted to the MBB reflecting the exposure of ING against the risk appetite. An extended report is submitted quarterly to the EB and the SB's Risk Committee. Moreover, the financial plan is checked every quarter for potential limit excess within a one-year horizon, where in the Strategic Dialogue the MBB can take mitigating measures or make adjustments to the dynamic plan.

Stress testing

Stress testing is an important risk-management tool that provides input for strategic decisions and capital planning. The purpose of stress testing is to assess the impact of severe but plausible stress scenarios on ING's capital and liquidity position. Stress tests provide complementary and forward-looking insights into vulnerabilities the bank is exposed to, with regards to adverse macroeconomic circumstances, stressed financial markets, changes in the political and geopolitical climate, and idiosyncratic events. The outcomes of these stress tests help management get insight into risk the bank is exposed to as well as mitigating actions to offset the potential impact.

Types of stress tests

Within ING, we perform different types of stress tests. The most comprehensive type of stress tests are the firm-wide scenario analyses, which involve setting scenario assumptions for all the relevant macroeconomic and financial market variables in all countries relevant to ING. These assumptions usually follow a qualitative narrative that provides a background to the scenario. In addition to firm-wide scenario analyses, ING executes scenario analyses for specific countries or portfolios. Furthermore, sensitivity analyses are performed, which focus on stressing one or more risk drivers – usually without an underlying scenario narrative. Finally, ING performs reverse stress tests, which aim to determine scenarios that could lead to a predefined severe adverse outcome.

Process

ING's stress-testing process consists of several stages:

- Risk identification and risk assessment: it identifies and assesses the risks ING or the relevant entity is facing when executing its strategy, based on the current and possible future economic, political, regulatory, and technological environment. It provides a description of the main risks and risk drivers related to the nature of ING's business, activities, and vulnerabilities.
- Scenario definition and parameterisation: based on the outcome of the previous step, a set of scenarios is determined with the relevant scope and set of risk drivers for each scenario, as well as its severity, the key assumptions, and input parameters. The output of this phase includes a quantitative description of the stress scenarios to be analysed, the relevant output metrics, and, when applicable, a narrative description.
- Impact calculation and aggregation: based on the quantitative description of the stress scenarios, the impact is determined for the relevant scenario, scope, and horizon. The impact calculation and aggregation can be part of a recurring process or part of a specific process set-up for one-off stress tests.
- Scenario reporting: for each stress test, a report is prepared after each calculation, which describes the results of the scenario and gives a recap of the scenario with its main assumptions and parameters. The stress-test report is sent to the relevant risk committees and/or senior management. It is complemented, if needed, with advice for management action based on the stress-testing results.
- Scenario control and management assessment: depending on the outcomes of the stress test and the likelihood of the scenario, mitigating actions may be proposed. Mitigating actions may include, but are not limited to, sales or transfers of assets and reductions of risk limits.

Methodology

Detailed and comprehensive models are used to assess the impact of the scenarios. In these models, statistical analysis is combined with expert opinion to make sure the results adequately reflect the scenario assumptions. The methodologies are granular and portfolio-specific, and use different macroeconomic and market variables as input. The stress-testing models are subject to review by Model Risk management and underlying assessments are in line with financial and regulatory reporting frameworks.


Framework Policy and Procedures
ING Group Risk Appetitie Framework (RAF)
Integrated Risk
Boundaries / Instruments
Boundaries and instruments for overarching and risk-type specific RAS
Integrated Risk, Financial Risk, Credit Risk, Non-Financial Risk
Solvency RAS
Integrated Risk
Funding & Liquidity RAS
Financial Risk
Concentration RAS
Credit Risk
Credit RAS
Credit risk
Market RAS
Financial Risk
Non-Financial RAS
Non-Financial Risk
Business & Strategy RAS
Integrated Risk
Compliance RAS
Compliance Risk
Model RAS
Model Risk
Local application of RAF
Group Treasury
Limits & Qualitative Statements
Local entity / Business Line / Unit A
Limits & Qualitative Statements
Local entity / Business Line / Unit B
Limits & Qualitative Statements
Local entity / Business Line / Unit C
Limits & Qualitative Statements

Solvency risk

Introduction

Solvency risk is the risk of lacking sufficient capital to fulfil business objectives, regulatory requirements, or market expectations. An insolvent bank is unable to pay its debts and will be forced into bankruptcy.

The level and quality of capital is crucial for the resilience of individual banks. Banks are expected to assess the risks they face and, in a forward-looking manner, ensure they identify and manage all material risks. They must also make sure these risks are sufficiently covered by loss-absorbing capital to provide continuity if unexpected risks materialise in times of stress. Given the interdependencies with other financial and non-financial risks, this balancing act of capital adequacy needs to be done within a sound and integrated management approach. It must coherently link and align all the moving parts of the bank with its long-term business strategy.

ICAAP framework

ING's internal capital adequacy assessment process (ICAAP) framework aims to ensure that capital levels remain adequate – both forward-looking and under adverse conditions, in terms of covering material risks-to-capital from both a normative and an economic (internal) perspective. The assessment of ING's capital adequacy takes into account its business strategy and risk profile, market environment, and operating macro environment. This implies that views of various stakeholders, such as regulators, shareholders, investors, rating agencies, clients, and customers play an important role.

The continued strength of ING's capital position, the adequacy of the financial position, and risk management effectiveness are essential to achieving the strategy. ING's capital and funding strategy determines the underlying ICAAP elements, and thereby contributes to ING's business continuity from different perspectives.

Managing ING's capital entails finding the right balance between supply and demand, while considering market and macro circumstances. The process of balancing these strategic goals is captured in the ICAAP framework. It is enabled by six building blocks and underlying elements

facilitating the ICAAP. The following building blocks have been defined in the ICAAP framework, which are applied for both the 'normative' and 'economic' perspective, as defined in the ECB guide to ICAAP:

- Risk identification and assessment;
- Risk appetite;
- Solvency stress testing;
- Planning and forecasting;
- Capital management; and
- Continuity.

Risk identification and assessment

ING's capital management and solvency risk management starts with the risk-identification and risk-assessment process, which is performed on an annual basis. In addition to this annual process, ING also reassesses its risks as part of its capital adequacy statement, a quarterly process to assess ING's capital adequacy.

Risk appetite

ING has solvency risk appetite statements in place for the following metrics: CET1 ratio, total capital ratio, leverage ratio, total loss-absorbing capacity (TLAC), and minimum requirement for own funds and eligible liabilities (MREL) based on RWA/leverage ratio and economic capital adequacy.

Solvency stress testing

Solvency stress testing allows ING to examine the effect of plausible but severe stress scenarios on the solvency position. It also provides insight into which entities or portfolios are vulnerable to certain types of risks or scenarios. Solvency stress testing is an important tool in identifying, assessing, measuring, and controlling risks to capital, providing a complementary and forward-looking perspective to other solvency risk management tools. For solvency stress testing, ING follows the same steps described in the overall section on stress testing.

The outcomes of solvency stress test analyses are taken into account in capital planning, but also for setting risk appetite statements and the capital management buffer.

Planning and forecasting

The capital and funding plan is an integral part of the dynamic plan, ING's financial and business planning process. For more information, see section 'Capital management'.

Capital management

Formulation of the CET1 target is a key element in solvency risk management. The target ratio, based on the management buffer concept, enables ING's senior management to steer, benchmark, and assess the bank's current and future capital levels much more efficiently. The target level clearly supports trust-building among ING's key stakeholders (e.g. regulators, investors, and customers).

The capital management buffer aims to protect the interests of key stakeholders and plays an important role in the overall capital adequacy governance. The rationale behind the buffer is that it provides an additional cushion on top of the (local) regulatory minimum requirements (e.g. supervisory review and evaluation process (SREP) requirements) to withstand a certain level of stress and facilitate awareness and preparedness to take management actions. ING reviews its capital management buffer on a regular basis to determine its effectiveness and robustness, updating it as appropriate. For more information, see section 'Capital management'.

Continuity

Risk events with high severity or significant deteriorations of economic and market conditions beyond ING's control could cause deviations from the business and capital plans, which may result in a potential capital shortfall.

ING has established a continuity (safety) net of contingency and recovery planning. This includes ongoing monitoring of relevant indicators to maintain awareness and enable proactive action to ensure continuity. The intervention measures, which can be activated when deemed necessary, consist of predefined RWA reduction measures, as well as direct capital-increasing measures. The escalation mechanisms are defined, governed, and detailed in the contingency and recovery plans.

Both plans aim to restore ING's capital adequacy. Depending on the severity of the situation, the contingency plan can be activated at this warning phase, as well as trigger further mitigating action and the formation of the contingency crisis teams. Further drops in capital levels trigger the alert phase for recovery monitoring and/or the activation of the recovery plan and corresponding crisis teams.

Assessing capital adequacy: Capital Adequacy Statement
The Capital Adequacy Statement is ING Group's quarterly assessment of its capital adequacy and considers different elements with respect to its capital position. The degree to which ING's capital position is considered adequate depends on a variety of internal and external drivers:
- Current supervisory requirements and (expected) requirements going forward;
- Current internal requirements and (expected) requirements going forward (economic capital/view);
- Coherence of the available capital with the (realisation of) strategic plans; and
- The ability to meet internal and external requirements in the case of stressed events or should a risk materialise.

The Capital Adequacy Statement assesses the adequacy of ING's capital position in relation to the above-mentioned drivers and states the extent to which the capital position consequently is considered as adequate. The Capital Adequacy Statement document is prepared on a quarterly basis. Additionally, each year the EB/MBB signs and provides a comprehensive assessment of ING's capital adequacy, supported by the ICAAP outcomes, in the form of a capital adequacy statement.

Credit risk

Introduction

Credit risk is the risk of loss from the default and/or credit rating deterioration of clients. Credit risks arise in ING's lending, financial markets, and investment activities. The credit risk section provides information on how ING measures, monitors, and manages credit risk, and gives an insight into the portfolio from a credit risk perspective.

Credit & counterparty risk categories (*)

In the table below, we describe the different types of credit and counterparty risk categories and include a reconciliation with the notes in the financial statements:

Reconciliation between credit & counterparty risk categories and financial position (*)		
Credit risk categories	**Notes in the financial statements**	
Lending risk: The risk that the client (counterparty, corporate, or individual) does not pay the principal interest or fees on a loan when they are due, or on demand for letters of credit (LCs) and guarantees provided by ING.	2	Cash and balances with central banks
	3	Loans and advances to banks
	4	Financial assets at fair value through profit or loss
	5	Financial assets at fair value through other comprehensive income
	7	Loans and advances to customers
	41	Commitments
Investment risk: The credit default and risk rating migration risk that is associated with ING's investments in bonds, commercial paper, equities, securitisations, and other similar publicly traded securities. This can be viewed as the potential loss that ING may incur from holding a position in underlying securities whose issuer's credit quality deteriorates or defaults.	4	Financial assets at fair value through profit or loss
	5	Financial assets at fair value through other comprehensive income
	6	Debt securities
Money market risk: This arises when ING places short-term deposits with a counterparty in order to manage excess liquidity. In the event of a counterparty default, ING may lose the deposit placed.	2	Cash and balances with central banks
	3	Loans and advances to banks
	7	Loans and advances to customers
Pre-settlement risk: This arises when a client defaults on a transaction before settlement and ING must replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. This credit risk category is associated with derivatives transactions (exchange-traded derivatives, over-the-counter (OTC) derivatives and securities financing transactions).	4	Financial assets at fair value through profit or loss
	14	Financial liabilities at fair value through profit or loss
	40	Offsetting financial assets and liabilities
Settlement risk: This arises when there is an exchange of value (funds or instruments) and receipt from its counterparty is not verified or expected until after ING has given irrevocable instructions to pay or has paid or delivered its side of the trade. The risk is that ING delivers but does not receive delivery from its counterparty.	4	Financial assets at fair value through profit or loss
	11	Other assets
	14	Financial liabilities at fair value through profit or loss
	16	Other liabilities

Credit risk appetite and concentration risk framework (*)

The credit risk appetite and concentration risk framework is designed to prevent undesired high levels of credit risk and credit concentrations within various levels of the ING portfolio. It is derived from the concepts of boundaries and instruments as described in the ING Risk Appetite Framework.

Credit risk appetite is the maximum level of credit risk ING is willing to accept for growth and value creation. The credit risk appetite is linked to the overall bank-wide framework and is expressed in quantitative and qualitative measures.

The credit risk appetite is set at different levels and dimensions within ING. The credit risk appetite framework specifies the scope and focus of the credit risk ING is willing to take, as well the composition of the credit portfolio, including the concentration and diversification objectives across business lines, locations, sectors, and products.

The credit concentration risk framework is composed of:
- **Country risk concentration**: Country risk is the risk that arises due to events in a specific country (or group of countries). To manage the maximum country loss ING is willing to accept, boundaries are approved by the SB. The estimated level is correlated to the risk rating assigned to a given country. Actual country limits are set by means of country instruments, which are monitored monthly and updated when needed. For countries with elevated levels of geopolitical or severe economic cycle risk, monitoring is performed on a more frequent basis, with strict pipeline and exposure management.
- **Single name concentration** (including secondary risk): ING has an established credit concentration risk framework to identify, measure, and monitor single name concentration, including secondary risk. The same concept of boundaries and instruments is applicable.
- **Sector and product concentration** risk are managed via the credit risk appetite framework.

Credit risk models (*)

Within ING, internal CRR-compliant models are used to determine probability of default (PD), exposure at default (EAD), and loss given default (LGD) for regulatory and economic capital purposes. These models also form the basis of ING's IFRS 9 loan loss provisioning (see 'IFRS 9 models' below).

There are two main types of PD, EAD and LGD models used throughout the bank:

- **Statistical models** are created where a large set of default or detailed loss data is available. They are characterised by sufficient data points to facilitate meaningful statistical estimation of the model parameters. The model parameters are estimated with statistical techniques based on the data set available.
- **Hybrid models** are statistical models supplemented with knowledge and experience of experts from risk management and front-office staff, literature from rating agencies, supervisors and academics. These models are only used for '(ultra) low default portfolios', where limited historical defaults exist.

Credit risk rating process (*)

The majority of risk ratings are based on a risk rating (PD) model that complies with the minimum requirements detailed in CRR/CRD, ECB Supervisory Rules and European Banking Authority (EBA) guidelines. This concerns all borrower types and segments.

ING's PD rating models are based on a 1-22 internal risk rating scale (1 = best rating; 22 = worst rating) referred to as the 'master scale', which roughly corresponds to the rating grades that are assigned by external rating agencies, such as Standard & Poor's, Moody's and Fitch. For example, an ING rating of 1 corresponds to an S&P/Fitch rating of AAA and a Moody's rating of Aaa; an ING rating of 2 corresponds to an S&P/Fitch rating of AA+ and a Moody's rating of Aa1, and so on.

The 22 internal risk rating grades are composed of the following categories:

- Investment grade (risk rating 1-10);
- Non-investment grade (risk rating 11-17);
- Performing Restructuring (risk rating 18-19); and
- Non-performing (risk rating 20-22).

The first three categories (1-19) are risk ratings for performing loans. Ratings are calculated in IT systems with internally developed models, based on manually or automatically fed data, or for part of the non-performing loans set by the global or regional credit restructuring department. Under certain conditions, the outcome of a manually fed model can be challenged through a rating appeal process. For securitisation portfolios, the external ratings of the tranche in which ING has invested are leading indicators.

Risk ratings assigned to clients are reviewed at least annually, with the performance of the underlying models monitored regularly. Some of these models are global in nature, such as those for large corporates, commercial banks, insurance companies, central governments, funds, fund managers, project finance, and leveraged companies. Other models are more regional or country-specific: there are PD models for small and medium enterprises (SMEs) in the Netherlands, Belgium and Poland, as well as residential mortgage and consumer loan models in the various retail markets.

Rating models for Retail clients are predominantly statistically driven and automated, such that ratings can be updated on a monthly basis. Rating models for large corporates, institutions and banks include both statistical characteristics and expert input, with the ratings being manually updated at least annually. More frequent reviews (e.g. quarterly) are performed where considered necessary.

Credit risk tools and data standards

The acceptance, maintenance, measurement, management, and reporting of credit risks at all levels of ING are executed through single, common credit risk data standards using shared credit risk tools that support standardised and transparent credit risk practices. ING has chosen to develop and implement credit risk tools centrally with the philosophy of using a single source of data in an integrated way.

Credit risk portfolio (*)

Within ING, credit risk exposures are classified into four sources: 1) Consumer Lending (to private individuals), 2) Business Lending, 3) Investment and Money Market and 4) Pre-settlement. ING's credit exposure is mainly related to lending to individuals (also referred to as consumer lending, all Retail) and businesses (referred to as business lending, both in Retail and Wholesale), followed by investments in bonds and securitised assets, and money market (Wholesale). Loans to individuals are mainly mortgage loans secured by residential property. Loans (including guarantees issued) to businesses are often collateralised, but may be unsecured based on the internal analysis of the borrower's creditworthiness. Bonds in the investment portfolio are generally unsecured, but predominantly consist of bonds issued by central governments and EU and/or OECD-based financial institutions. Secured bonds, such as mortgage-backed securities and asset-backed securities, are secured by the underlying diversified pool of assets (commercial or residential mortgages, car loans and/or other assets) held by the securities issuer. For money market, exposure is mainly deposits to central banks. The last major credit risk source involves pre-settlement exposures which arise from trading activities, including derivatives, repurchase transactions and securities lending/borrowing transactions. This is also commonly referred to as counterparty credit risk.

Overall portfolio (*)

During 2025, ING's portfolio size increased by €41.1 billion (4.3%) to €1,002.9 billion outstanding. Foreign exchange rate changes had a €22.0 billion negative impact on the portfolio size, mainly driven by the depreciation of the US dollar which had an impact of €16.6 billion mainly in Wholesale Banking. Following this, net growth in Wholesale Banking was €4.4 billion. Retail Banking outstandings increased by €38.4 billion mainly due to underlying growth in residential mortgages.

Rating distribution (*)

Overall, the rating class distribution remained stable in 2025. The share of investment grade rating classes increased from 78.1% to 79.3%, while the share of non-investment grade decreased from 19.9% to 18.7%. Performing restructuring outstandings remained constant at 0.6% of the total portfolio in 2025, whereas non-performing loans (calculated including Investment and Pre-Settlement exposures) decreased from 1.4% to 1.3%.

With respect to the rating distribution within the business lines, in Wholesale Banking, investment grade increased to 84.3% from 83.7%, while non-investment grade exposures decreased to 13.9% from 14.6% compared to 2024. Performing restructuring assets increased from 0.6% to 0.7% of total Wholesale Banking assets where non-performing loans for Wholesale Banking decreased from 1.2% to 1.1%.

For Retail Banking, investment grade increased to 75.4% from 73.3%, while non-investment grade exposures decreased to 22.5% from 24.4% as compared to 2024. Performing restructuring decreased to 0.6% from 0.7% whereas NPL remained constant at 1.5% in 2025.

Industry (*)

The industry breakdown is presented in accordance with the NAICS definition. The increase of €41.1 billion in total volume during 2025 was mainly due to the increase in Private Individuals (€28.7 billion) and Central Governments (€13.4 billion) which was partially offset by the decrease in Central Banks (€21.9 billion). The share of Private Individuals increased from 39.5% last year to 40.7%.

Portfolio analysis per business line (*)

Outstandings per line of business (*)[1,2,3]

in EUR million		Wholesale Banking		Retail Banking		Corporate line		Total	
Rating class		2025	2024	2025	2024	2025	2024	2025	2024
Investment grade	1 (AAA)	43,030	53,363	34,022	29,151	27	1,790	77,079	84,304
	2-4 (AA)	70,691	72,462	68,484	63,187	1	4	139,175	135,653
	5-7 (A)	130,280	101,766	149,694	140,479	555	154	280,528	242,400
	8-10 (BBB)	119,661	129,429	175,823	155,375	3,240	3,662	298,724	288,466
Non-investment grade	11-13 (BB)	49,980	53,757	90,916	94,753			140,896	148,510
	14-16 (B)	8,900	7,396	33,663	31,165			42,563	38,561
	17 (CCC)	1,224	1,037	3,147	3,345	147	170	4,518	4,552
Performing Restructuring loans	18 (CC)	2,209	1,792	1,945	2,001			4,154	3,794
	19 (C)	637	560	1,678	1,760			2,315	2,321
Non-performing loans	20-22 (D)	4,602	5,204	8,393	8,100			12,995	13,303
Total		**431,214**	**426,767**	**567,764**	**529,317**	**3,970**	**5,779**	**1,002,947**	**961,863**
Industry									
Private Individuals		1,893	2,116	406,589	377,712			408,482	379,827
Central Banks		40,270	61,091	15,713	15,044		1,785	55,983	77,919
Natural Resources		39,229	39,974	1,757	1,925			40,985	41,899
Real Estate		25,024	24,643	29,665	28,738			54,689	53,381
Commercial Banks		44,512	40,962	6,351	6,662	3,638	3,616	54,501	51,240
Non-Bank Financial Institutions		65,037	64,217	1,973	2,212	262	290	67,271	66,719
Central Governments		59,600	48,389	10,280	8,107	1	1	69,880	56,497
Transportation & Logistics		25,427	27,499	6,507	6,037			31,934	33,536
Utilities		26,378	25,517	2,431	2,196			28,809	27,713
Food, Beverages & Personal Care		13,798	13,827	11,298	10,419			25,096	24,246
Services		9,489	8,844	13,756	13,442	19	27	23,265	22,312
General Industries		13,235	10,512	9,655	8,812			22,890	19,324
Lower Public Administration		8,904	6,959	22,529	19,598			31,433	26,557
Other		58,418	52,218	29,261	28,412	50	62	87,730	80,691
Total		**431,214**	**426,767**	**567,764**	**529,317**	**3,970**	**5,779**	**1,002,947**	**961,863**

Outstandings per line of business (*) – continued[1,2,3]								
in EUR million		Wholesale Banking		Retail Banking		Corporate line		Total
Region		**2025**	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**
Europe	Netherlands	35,165	44,421	180,030	164,590	526	1,903	215,720	210,913
	Belgium	25,786	26,506	99,055	95,584			124,841	122,091
	Germany	29,699	27,443	136,951	128,598	22	30	166,672	156,071
	Poland	23,740	21,190	34,223	30,946	3		57,966	52,136
	United Kingdom	30,475	28,257	252	265	78	91	30,805	28,613
	France	26,462	24,351	3,742	3,122	3	3	30,207	27,476
	Spain	15,568	11,990	31,015	28,507	38	36	46,620	40,533
	Luxembourg	28,844	26,176	4,587	5,139			33,431	31,314
	Rest of Europe	70,498	72,860	26,384	23,203	37	14	96,919	96,076
America		83,269	86,402	2,304	2,402	201	232	85,775	89,037
Asia		47,881	44,136	257	215	3,060	3,464	51,198	47,815
Australia		11,673	10,887	48,938	46,723	1	8	60,613	57,618
Africa		2,154	2,148	27	22			2,181	2,170
Total		**431,214**	**426,767**	**567,764**	**529,317**	**3,970**	**5,779**	**1,002,947**	**961,863**

[1] Based on credit risk measurement contained in lending, pre-settlement, money market, and investment activities.
[2] Based on the total amount of credit risk in the respective column using ING's internal credit risk measurement methodologies. Economic sectors (industry) below 2% are not shown separately but grouped in Other.
[3] Geographical areas are based on country of residence, except for private individuals, for which the geographical areas are based on the primary country of risk.

Portfolio analysis per geographical area (*)

The portfolio analysis per geographical area re-emphasises the international distribution of ING's credit portfolio. The Netherlands maintains the largest portfolio share in a single country with 21.5% (2024: 21.9%) of the total amount, followed by Germany with 16.6% (2024: 16.2%), and Belgium with 12.4% (2024: 12.7%).

In terms of region, the majority of the portfolio balance remained in Europe with 80.1% (2024: 79.6%), followed by the Americas with 8.6% (2024: 9.3%), and Australia with 6.0% (2024: 6.0%).

The top five countries within Rest of Europe based on outstandings were Italy (€25.2 billion), Romania (€14.0 billion), Switzerland (€10.9 billion), Türkiye (€9.7 billion), and Ireland (€5.2 billion).

The main contributors for the overall increase in outstanding are Germany (€10.6 billion), Spain (€6.1 billion), Poland (€5.8 billion), and the Netherlands (€4.8 billion).

Private Individuals remained the largest composition of portfolio balances for the Netherlands at 62.0% (2024: 58.3%), Belgium at 37.7% (2024: 37.4%), Germany at 68.5% (2024: 68.8%), and Australia at 68.1% (2024: 66.1%).The decrease in Central Banks is mainly attributed to the Netherlands (€13.8 billion), Belgium (€3.6 billion), and Asia (€3.1 billion).

In individual countries, the total share of investment grade/non-investment grade remains substantial for the Netherlands at 98.5% (2024: 98.5%), Germany at 98.7% (2024: 98.9%), and Belgium 96.8% (2024: 96.6%).

In Europe, the increase in investment grade outstandings was mainly observed in Germany (€11.9 billion), Spain (€8.4 billion), Poland (€5.2 billion), and France (€3.0 billion).

The net decrease in non-investment grade outstandings was mainly observed in Spain (€2.4 billion), America (€1.9 billion), and Germany (€1.7 billion).

Outstandings by economic sectors and geographical area (*) [1]

in EUR million

Industry	Netherlands	Belgium	Germany	Poland	Spain	United Kingdom	Luxembourg	France	Rest of Europe	America	Asia	Australia	Africa	Total 2025
Private Individuals	133,644	47,047	114,235	18,871	29,412	117	2,734	2,038	18,761	183	128	41,294	20	408,482
Central Banks	8,742	6,621	13,938	1,499	577	3,791	6,088		6,912		6,426	1,388		55,983
Natural Resources	2,220	1,257	869	909	156	2,848	2,254	261	10,730	8,974	8,830	1,396	281	40,985
Real Estate	17,212	14,082	1,184	2,356	1,749	679	3,257	3,055	3,805	2,591	1,409	3,309		54,689
Commercial Banks	1,482	504	5,605	493	754	4,917	6,808	5,228	8,205	9,182	10,762	398	164	54,501
Non-Bank Financial Institutions	3,577	1,536	5,717	2,295	880	8,040	6,819	6,255	5,738	21,294	3,451	1,659	10	67,271
Central Governments	3,297	14,525	374	11,768	6,692	31	186	5,485	11,463	14,146	935	400	580	69,880
Transportation & Logistics	4,652	2,132	1,239	1,759	698	2,384	967	839	6,048	3,665	6,196	663	692	31,934
Utilities	1,678	1,868	3,890	1,127	1,932	3,184	539	593	4,291	6,144	1,376	2,067	121	28,809
Food, Beverages & Personal Care	8,415	3,675	604	2,425	340	261	1,472	801	2,998	2,358	1,269	476	1	25,096
Services	5,322	8,420	1,906	1,639	127	1,123	306	394	1,464	1,106	873	585	1	23,265
General Industries	5,118	3,232	1,304	2,957	208	262	476	550	4,399	2,575	1,461	322	25	22,890
Lower Public Administration	2,236	7,362	10,121	815	682		235	3,432	520	1,462	38	4,528		31,433
Other	18,125	12,579	5,685	9,053	2,413	3,169	1,290	1,277	11,584	12,097	8,044	2,127	287	87,730
Total	**215,720**	**124,841**	**166,672**	**57,966**	**46,620**	**30,805**	**33,431**	**30,207**	**96,919**	**85,775**	**51,198**	**60,613**	**2,181**	**1,002,947**
Rating class														
Investment grade	171,615	74,908	148,033	41,249	41,114	25,930	29,551	24,917	71,116	71,271	45,214	50,441	147	795,507
Non-investment grade	40,889	45,899	16,505	14,477	4,771	4,664	3,586	5,048	22,521	12,841	5,430	9,527	1,821	187,976
Performing Restructuring	1,528	928	680	694	265	30	53	134	1,486	406	66	162	39	6,469
Non-performing loans	1,689	3,107	1,454	1,546	470	181	242	108	1,795	1,257	488	483	175	12,995
Total	**215,720**	**124,841**	**166,672**	**57,966**	**46,620**	**30,805**	**33,431**	**30,207**	**96,919**	**85,775**	**51,198**	**60,613**	**2,181**	**1,002,947**

[1] Geographical areas are based on country of residence, except for Private Individuals, for which the geographical areas are based on the primary country of risk.

Outstandings by economic sectors and geographical area (*) [1]

in EUR million	Region												Total
Industry	Netherlands	Belgium	Germany	Poland	Spain	United Kingdom	Luxembourg	France	Rest of Europe	America	Asia	Australia	Africa	2024
Private Individuals	122,914	45,611	107,415	16,525	27,083	122	3,058	2,260	16,391	198	129	38,106	16	379,827
Central Banks	22,529	10,196	13,966	1,729	510	1,935	5,737		10,913		9,525	879		77,919
Natural Resources	2,197	1,531	881	778	152	3,021	2,503	405	11,212	8,475	8,989	1,593	159	41,899
Real Estate	16,749	13,387	1,218	2,085	1,595	552	3,446	2,713	3,707	3,220	1,066	3,642		53,381
Commercial Banks	1,285	314	4,129	695	376	4,733	5,268	5,074	7,779	10,700	9,394	1,336	157	51,240
Non-Bank Financial Institutions	2,872	1,766	5,147	2,874	249	8,479	6,031	5,932	5,174	23,367	3,518	1,255	55	66,719
Central Governments	1,416	11,009	51	9,435	5,308	48	82	3,202	9,203	15,377	288	488	589	56,497
Transportation & Logistics	4,290	2,076	1,426	1,623	679	2,262	828	765	7,407	3,983	6,912	504	781	33,536
Utilities	1,805	1,843	3,920	814	1,971	2,826	395	712	3,951	5,886	1,187	2,253	152	27,713
Food, Beverages & Personal Care	7,377	3,690	695	2,215	351	328	1,393	1,102	3,008	2,498	1,168	406	14	24,246
Services	4,919	8,431	1,852	1,538	122	869	540	310	1,271	1,265	516	680		22,312
General Industries	4,568	2,690	1,059	2,824	219	301	539	484	3,862	2,039	708	23	8	19,324
Lower Public Administration	782	6,824	7,435	608	557		246	3,091	476	1,554	44	4,941		26,557
Other	17,208	12,722	6,876	8,394	1,361	3,137	1,248	1,426	11,722	10,475	4,372	1,513	238	80,691
Total	**210,913**	**122,091**	**156,071**	**52,136**	**40,533**	**28,613**	**31,314**	**27,476**	**96,076**	**89,037**	**47,815**	**57,618**	**2,170**	**961,863**
Rating class														
Investment grade	170,093	74,882	136,096	36,029	32,741	23,844	27,235	21,886	67,110	72,686	41,203	46,959	59	750,822
Non-investment grade	37,689	43,059	18,238	13,948	7,126	4,388	3,858	5,229	25,679	14,763	5,859	9,889	1,898	191,623
Performing Restructuring	1,579	1,078	305	701	234	59	56	54	1,369	443	30	203	4	6,114
Non-performing loans	1,552	3,071	1,432	1,458	432	322	166	307	1,918	1,145	723	568	210	13,303
Total	**210,913**	**122,091**	**156,071**	**52,136**	**40,533**	**28,613**	**31,314**	**27,476**	**96,076**	**89,037**	**47,815**	**57,618**	**2,170**	**961,863**

1 Geographical areas are based on country of residence, except for Private Individuals, for which the geographical areas are based on the primary country of risk.

Credit risk mitigation (*)

ING uses various techniques and instruments to mitigate the credit risk associated with an exposure and to reduce the losses incurred subsequent to a default by a customer. The most common terminology used in ING for credit risk protection is 'cover'. While a cover may be an important mitigant of credit risk and an alternative source of repayment, generally it is ING's practice to lend on the basis of the customer's creditworthiness rather than relying on the value of the cover.

Cover forms (*)

Within ING, there are two distinct forms of covers. First, where the asset has been pledged to ING as collateral or security, ING has the right to liquidate it should the customer be unable to fulfil its financial obligation. As such, the proceeds can be applied towards full or partial compensation of the customer's outstanding exposure. This may be tangible (such as cash, securities, receivables, inventory, plant and machinery, and mortgages on real estate properties) or intangible (such as patents, trademarks, contract rights, and licences). Second, where there is a third-party obligation, indemnification or undertaking (either by contract and/or by law), ING has the right to claim from that third party an amount if the customer fails in its obligations. The most common examples are guarantees, such as parent guarantees, export credit insurances, or third-party pledged mortgages. Insurance or reinsurance covers, including comprehensive private risk insurance (CPRI) may be recognised as guarantees and effectively function in an equivalent manner. ING accepts credit risk insurance companies and export credit agencies (ECAs) as cover providers.

Cover valuation methodology (*)

General guidelines for cover valuation are established with the objective of ensuring consistent application within ING. These also require that the value of the cover is monitored on a regular basis. Covers are revalued periodically and whenever there is reason to believe that the market is subject to significant changes in conditions. The frequency of monitoring and revaluation depends on the type of cover.

The valuation method also depends on the type of covers. For asset collateral, the valuation sources can be the customer's balance sheet (e.g. inventory, machinery, and equipment), nominal value (e.g. cash and receivables), market value (e.g. securities and commodities), independent valuations (e.g. commercial real estate) and market indices (e.g. residential real estate). For third-party obligations, the valuation is based on the value that is attributed to the contract between ING and that third party.

Where collateral values are used in the calculation of Stage 3 individual loan loss provisions, haircuts may be applied to the valuation in specific circumstances to sufficiently include all relevant factors impacting future cash flows. ING applies haircuts to the collateral values of real estate, shipping and aviation assets that are used in the calculation of the loss-given-default in recovery scenarios. The haircut reflects the risks of adverse price developments between the moment of valuation of an asset and the actual settlement/cash receipt.

Cover values (*)

This section provides insight into the types of cover and the extent to which exposures benefit from collateral or guarantees. The disclosure differentiates between risk categories (lending, investment, money market and pre-settlement). The most relevant types of cover include mortgages (market values), financial collateral (cash and securities), guarantees, and other covers (mainly pledges). The scope of covers in this overview has been revised due to CRR3 implementation to align with regulatory reporting. This explains the decrease in the values of 'other covers', which had only a limited effect on the fully covered part of the portfolio, as ING's portfolio remains well collateralised. Collateral covering financial market transactions is valued on a daily basis (margining), and is as such not included in the following tables. To mitigate the credit risk arising from financial markets transactions, the bank enters into legal agreements governing the exchange of financial collateral (high-quality government bonds and cash).

The cover values are presented for the total portfolio of ING, both the performing and non-performing portfolio.

Cover values including guarantees received (*)								
in EUR million			Cover type and value				Collateralisation	
2025	Outstandings	Mortgages	Financial Collateral	Guarantees	Other covers	No cover	Partially covered	Fully covered
Consumer lending	407,552	905,028	5,317	37,473	842	7.8 %	2.0 %	90.2 %
Business lending	383,536	186,276	31,834	166,953	215,177	42.1 %	15.8 %	42.1 %
Investment and money market	151,639	—	—	1,506	—	99.6 %	— %	0.4 %
Total lending, investment and money market	**942,727**	**1,091,304**	**37,151**	**205,932**	**216,019**	**36.6 %**	**7.3 %**	**56.1 %**
of which NPL	**12,981**	**9,827**	**196**	**2,771**	**3,591**	**33.0 %**	**18.5 %**	**48.5 %**
Pre-settlement	60,220							
Total Group	**1,002,947**							

Cover values including guarantees received (*)								
in EUR million			Cover type and value				Collateralisation	
2024	Outstandings	Mortgages	Financial Collateral	Guarantees	Other covers	No cover	Partially covered	Fully covered
Consumer lending	378,832	865,466	6,257	25,428	55,115	6.5 %	2.0 %	91.5 %
Business lending	368,570	163,143	24,838	119,410	484,148	34.1 %	23.7 %	42.2 %
Investment and money market	153,493	—	—	1,115	95	99.3 %	— %	0.7 %
Total lending, investment and money market	**900,894**	**1,028,609**	**31,095**	**145,953**	**539,357**	**33.6 %**	**10.5 %**	**55.9 %**
of which NPL	**13,295**	**10,427**	**194**	**3,093**	**11,109**	**27.6 %**	**27.7 %**	**44.7 %**
Pre-settlement	60,968							
Total	**961,863**							

The above tables gives an overview of the collateralisation of ING's total portfolio. Excluding the pre-settlement portfolio, 56.1% (2024: 55.9%) of ING's outstandings were fully collateralised in 2025. Since investments traditionally do not require covers, the 'no covers' percentage in this portfolio is over 99.6%.

Consumer lending portfolio (*)
The consumer lending portfolio accounts for 40.6% (2024: 39.4%) of ING's total outstanding, primarily consisting of residential mortgage loans and consequently most collateral consists of mortgages. Mortgage values are collected in an internal central database and in most cases external data is used to index the market value.

A significant part of ING's residential mortgage portfolio is in the Netherlands (2025: 35.0%, 2024: 35.0%), Germany (2025: 27.0%, 2024: 27.3%), Belgium (including Luxembourg) (2025: 12.0%, 2024: 12.2%), and Australia (2025: 10.9%, 2024: 10.6%).

Business lending portfolio (*)
Business lending accounts for 38.2% (2024: 38.3%) of ING's total outstanding. Business lending presented in this section does not include pre-settlement, investment and money market exposures.

Credit quality (*)

ING uses three distinct statuses to categorise the management of clients with (perceived) deteriorating credit risk profiles. ING makes use of Early Warning Indicators (EWIs) in daily credit risk management processes, which relate to a change in (internal and/or external) circumstances or outlook of the specific obligor, the sector or the portfolio. ING usually classifies a client with a 'watch list' status (Business lending only) when there are early warning indicators triggered that detect an increased risk profile. Watch list status requires more than usual attention, increased monitoring and quarterly reviews. Some clients with a watch list or EWI status may develop into a performing restructuring status or a non-performing status. When there is increasing doubt as to the performance and collectability of the client's contractual obligations, the loans are managed by Global Credit Restructuring (GCR) or by restructuring units in the various regions and business units. The statuses and links with rating grades are illustrated in the table below.

Credit risk ratings				
Internal Rating Grade	1-10	11-17	18-19	20-22
Category	Investment Grade	Non-investment Grade	Performing restructuring	Non-performing
Credit risk management	Regular incl EWI/watch list	Regular incl EWI/watch list	Credit restructuring	Credit restructuring
ECL Stage	1/2[1]	1/2[1]	2	3

[1] Stage 2 in case one of the Stage 2 triggers is hit, Watchlist files are always Stage 2

Credit quality outstandings (*)		
in EUR million	**2025**	**2024**
Performing not past due	879,378	823,478
Business lending performing past due	8,071	9,174
Consumer lending performing past due	895	802
Non-performing	12,981	13,295
Total lending and investment	**901,325**	**846,749**
Money market	**41,402**	**54,145**
Pre-settlement	**60,220**	**60,968**
Total	**1,002,947**	**961,863**

Past due obligations (*)

Retail Banking measures its portfolio in terms of payment arrears and determines on a monthly basis if there are any significant changes in the level of arrears. This methodology applies to Private Individuals as well as Business lending. An obligation is considered 'past due' if it is more than one day late, subject to materiality thresholds in line with Definition of Default Regulation. ING aims to help its customers as soon as they are past due by reminding them of their payment obligations. In its contact with customers, ING aims to solve the (potential) financial difficulties by offering a range of measures (e.g. payment arrangements, restructuring). If the issues cannot be resolved because the customer is unable or unwilling to pay, for example, the contract is sent to the recovery unit. The facility is downgraded to risk rating 20 (non-performing) when the facility or obligor – depending on the level at which the non-performing status is applied – is more than 90 days past due and to risk rating 21 or 22 in case of an exit scenario.

The table below represents the breakdown of lending and investment credit risk outstandings that are performing by age and geographic area.

The past due but performing consumer lending outstanding increased by €93 million, due to the increase in 1-30 days (€90 million) and 31-60 days (€3 million).

The largest single country increase was in Belgium (€42 million), followed by the Netherlands (€22 million), mainly in the 1-30 days bucket.
The largest decrease was seen in Australia (€21 million).

Ageing analysis (past due but performing): Consumer lending portfolio by geographic area, outstandings (*)

in EUR million		2025				2024			
Region		Past due for 1–30 days	Past due for 31–60 days	Past due for 61–90 days	Total	Past due for 1–30 days	Past due for 31–60 days	Past due for 61–90 days	Total
Europe	Netherlands	84	32	6	**122**	62	35	4	**101**
	Belgium	219	60	26	**305**	185	49	29	**263**
	Germany	70	37	22	**129**	65	37	24	**125**
	Poland	58	6	3	**68**	61	9	4	**74**
	Spain	22	17	9	**48**	12	16	8	**36**
	Luxembourg	25	5	4	**34**	22	6	3	**32**
	Rest of Europe	121	23	6	**150**	93	15	4	**112**
America		0	1	0	**1**	0	0	0	**1**
Asia		0	1	0	**1**	0	0	0	
Australia		29	8	1	**38**	38	19	2	**59**
Africa		0	0	0	**0**	0	0	0	**0**
Total		**628**	**189**	**78**	**895**	**538**	**186**	**78**	**802**

Ageing analysis (past due but performing): Business lending portfolio by geographic area, outstandings (*)

in EUR million		2025				2024			
Region		Past due for 1–30 days	Past due for 31–60 days	Past due for 61–90 days	Total	Past due for 1–30 days	Past due for 31–60 days	Past due for 61–90 days	Total
Europe	Netherlands	586	31	9	**626**	929	14		**943**
	Belgium	476	22	10	**508**	1,187	17	13	**1,217**
	Germany	415	2	2	**419**	215	3	2	**220**
	Poland	403	31	15	**449**	173	17	19	**209**
	United Kingdom	516	531		**1,046**	830	8		**838**
	France	73			**73**	194			**194**
	Spain	9			**9**	26			**26**
	Luxembourg	212	9	1	**222**	367	51	5	**423**
	Rest of Europe	899	17	3	**919**	630	4	46	**681**
America		2,946	68		**3,013**	3,504	95		**3,599**
Asia		133			**133**	310			**310**
Australia		636	10	7	**654**	469	6		**475**
Africa						39			**39**
Total		**7,303**	**720**	**47**	**8,071**	**8,873**	**215**	**86**	**9,174**

Total past due but performing outstanding of business lending decreased by €1.1 billion. The decrease was mainly witnessed in the 1–30 days past due bucket (€1.6 billion) and was offset by the increase in 31-60 days (€0.5 billion) past due bucket, fully in the United Kingdom related to overdue fees. The largest decreases were in Belgium (€0.7 billion) and America (€0.6 billion), while the largest increase were in Australia (€0.2 billion), Germany (€0.2 billion), Poland (€0.2 billion), and the United Kingdom (€0.2 billion).

Forbearance (*)

Forbearance occurs when a client is unable to meet their financial commitments due to financial difficulties they are facing or are about to face and ING grants them concessions. Forborne assets are assets for which forbearance measures have been granted.

Forbearance may enable clients experiencing financial difficulties to continue repaying their debt.

For business clients, ING mainly applies forbearance measures to support clients with fundamentally sound business models that are experiencing temporary difficulties. The aim is to maximise the client's repayment ability, thereby avoiding a default situation, and help the client to return to a performing situation.

For ING Retail units, clear criteria have been established to determine whether a client is eligible for the forbearance process. Specific approval mandates are in place to approve the measures, as well as procedures to manage, monitor, and report the forbearance activities.

ING reviews the performance of forborne exposures at least quarterly, either on a case-by-case (Business) or portfolio (Retail) basis.

Both performing (risk ratings 1-19) and non-performing (risk ratings 20-22) exposures are eligible for Forbearance measures. ING uses specific criteria to move forborne exposures from non-performing to performing or to remove the forbearance statuses that are consistent with the corresponding European Banking Authority (EBA) standards. An exposure is reported as forborne for a minimum of two years. An additional one-year probation period is applied to forborne exposures that move from non-performing back to performing.

Summary Forborne portfolio (*)								
in EUR million	2025				2024			
Business line	Outstandings	Of which: performing	Of which: non-performing	% of total portfolio[1]	Outstandings	Of which: performing	Of which: non-performing	% of total portfolio[1]
Wholesale Banking	5,910	3,194	2,716	1.7 %	5,934	3,191	2,743	1.9 %
Retail Banking	7,551	4,538	3,013	1.4 %	6,883	3,987	2,897	1.3 %
Total	**13,461**	**7,732**	**5,729**	**1.5 %**	**12,817**	**7,178**	**5,640**	**1.5 %**

Summary Forborne portfolio by forbearance type (*)								
in EUR million	2025				2024			
Forbearance type	Outstandings	Of which: performing	Of which: non-performing	% of total portfolio[1]	Outstandings	Of which: performing	Of which: non-performing	% of total portfolio[1]
Loan modification	11,883	6,581	5,302	1.3 %	11,726	6,734	4,993	1.4 %
Refinancing	1,578	1,151	427	0.2 %	1,091	444	647	0.1 %
Total	**13,461**	**7,732**	**5,729**	**1.5 %**	**12,817**	**7,178**	**5,640**	**1.5 %**

[1]   % of total portfolio is based on lending and investment outstandings.

Forborne assets increased by €644 million, mainly due to the increase of €667 million in Retail Banking, which was offset by a €24 million decrease in Wholesale Banking. The rise in Retail Banking forborne assets was primarily driven by residential mortgages in the Netherlands, which contributed €608 million. This increase was largely the result of the

implementation of an updated framework, under which more clients are classified as forborne, while outflow is only allowed after a two-year probation period.

In terms of forbearance type, the increase is mainly witnessed in refinancing type (€487 million) driven by a few larger files in Wholesale Banking.

Modification of financial assets (*)

The following table shows:
- Financial assets that were modified during the year (i.e. qualified as forborne) while they had a loss allowance measured at an amount equal to lifetime ECL; and
- Financial assets that were reclassified to Stage 1 during the period while being modified before.

Financial assets modified (*)		
in EUR million	2025	2024
Financial assets modified during the period		
Amortised cost before modification	1,746	1,888
Net modification results	-72	-107
Financial assets modified since initial recognition		
Gross carrying amount at 31 December of financial assets for which loss allowance has changed to 12-month measurement during the period	1,027	1,506

Wholesale Banking (*)

Wholesale Banking forborne assets amounted to €5.9 billion (2024: €5.9 billion), which represented 1.7% (2024: 1.9%) of the total Wholesale Banking portfolio.

The net decrease in Wholesale Banking forborne assets was driven by a €27 million reduction in non-performing forborne exposure and partially offset by a €3 million rise in performing forborne exposures.

Wholesale Bankings' forborne assets show an increase in Telecom due to refinancing, which was offset by a decrease in other sectors, such as real estate, food, beverages & personal care, chemicals, health & pharmaceuticals and natural resources. These five sectors accounted for 69.6% of the total Wholesale Banking forborne outstandings.

Wholesale Banking: Forborne portfolio by geographical area (*)

in EUR million		2025			2024		
Region		Outstandings	Of which: performing	Of which: non-performing	Outstandings	Of which: performing	Of which: non-performing
Europe	Netherlands	316	191	124	217	69	148
	Belgium	3	3	0	172	165	7
	Germany	336	29	307	372	62	310
	Poland	662	305	357	630	284	346
	United Kingdom	676	516	160	444	266	178
	Italy	547	519	28	389	353	36
	Rest of Europe	1,081	558	523	1,339	940	399
America		1,313	545	768	1,586	867	719
Asia		711	313	398	652	111	541
Australia		212	177	35	79	34	44
Africa		53	37	15	54	40	15
Total		**5,910**	**3,194**	**2,716**	**5,934**	**3,191**	**2,743**

Wholesale Banking: Forborne portfolio by economic sector (*)

in EUR million	2025			2024		
Industry	Outstandings	Of which: performing	Of which: non-performing	Outstandings	Of which: performing	Of which: non-performing
Natural Resources	605	308	297	781	424	356
Real Estate	945	375	570	1,115	703	412
Transportation & Logistics	145	48	97	214	83	131
Food, Beverages & Personal Care	629	289	340	810	415	395
Services	172	149	24	211	176	34
Automotive	263	139	124	332	183	149
Utilities	497	218	279	677	301	376
General Industries	197	42	155	127	70	58
Retail	111	41	70	149	21	128
Chemicals, Health & Pharmaceuticals	619	74	545	668	136	532
Builders & Contractors	179	174	4	122	118	5
Telecom[1]	1,314	1,166	148	486	383	103
Other	234	172	62	243	178	65
Total	**5,910**	**3,194**	**2,716**	**5,934**	**3,191**	**2,743**

[1] The presentation has been revised to separately disclose Telecom. Comparative figures have been adjusted accordingly.

ING Group Annual Report 2025   Contents   ING at a glance   Strategy, business model and value creation   Our financial performance   Our leadership and corporate governance   Sustainability statement   Capital Management   **Risk Management**   Consolidated financial statements   Parent company financial statements   Other information and appendices   **177**

Retail Banking (*)

As of year end, Retail Banking forborne assets amounted to €7.6 billion (2024: €6.9 billion), which represented 1.4% (2024: 1.3%) of the total Retail Banking portfolio. Retail Banking performing forborne exposure increased by €0.6 billion.

The main concentration of forborne assets in a single country was in Belgium with 28.5% (2024: 28.2%) of total Retail Banking forborne assets and 39.0% (2024: 39.4%) of the non-performing forborne assets. The other significant single country concentration is in the Netherlands with 28.3% (2024: 22.5%), which increased during 2025 because of the implementation of a new framework for mortgages, and Germany having 17.3% (2024: 20.0%) of the total Retail forborne assets.

Retail Banking: Forborne portfolio by geographical area (*)

in EUR million		2025			2024		
Region		Outstandings	Of which: performing	Of which: non-performing	Outstandings	Of which: performing	Of which: non-performing
Europe	Netherlands	2,136	1,711	424	1,548	1,134	414
	Belgium	2,153	978	1,175	1,942	800	1,142
	Germany	1,304	965	338	1,379	1,052	327
	Poland	793	361	432	777	403	374
	Spain	92	55	37	159	127	31
	Italy	104	33	70	122	43	79
	Türkiye	22	16	6	13	9	4
	Romania	216	106	110	173	72	101
	Rest of Europe	91	32	59	102	50	52
America		5		5	22	17	6
Asia		1			1		1
Australia		635	279	357	646	279	367
Africa							
Total		**7,551**	**4,538**	**3,013**	**6,883**	**3,987**	**2,897**

Non-performing loans (*)

ING has aligned the regulatory concept of non-performing with that of the definition of default. Hence, borrowers are classified as non-performing when a default trigger occurs (non-exhaustive list):

- ING believes the borrower is unlikely to pay. The borrower has evidenced significant financial difficulty, to the extent that it will have a negative impact on the future cash flows of the financial asset. The following events could be seen as indicators of financial difficulty:
  - The borrower (or third party) has started insolvency proceedings;
  - A group company/co-borrower has NPL status;
  - Indication of fraud (affecting the company's ability to service its debt);
  - There is doubt as to the borrower's ability to generate stable and sufficient cash flows to service its debt;
  - Restructuring of debt; and
  - ING has granted concessions relating to the borrower's financial difficulty, the effect of which is a reduction in expected future cash flows of the financial asset below current carrying amount.
- The obligor has failed in the payment of principal, interest, or fees; the total past due amount is above the materiality threshold, and this remains the case for more than 90 consecutive days.

Furthermore, Wholesale Banking has an individual name approach, using early warning indicators to signal possible future issues in debt service. Also in Retail Banking early warning indicator frameworks have been implemented.

The table below represents the breakdown of credit risk outstandings that have been classified as non-performing by sector and business line.

Non-performing Loans: Outstandings by economic sector and business lines (*)[1]						
in EUR million	Wholesale Banking		Retail Banking		Total	
Industry	2025	2024	2025	2024	2025	2024
Private Individuals	3	4	4,899	4,766	4,902	4,769
Natural Resources	945	965	115	99	1,061	1,064
Food, Beverages & Personal Care	372	452	325	357	697	809
Transportation & Logistics	251	347	227	157	478	504
Services	94	102	375	394	469	495
Real Estate	586	831	656	603	1,241	1,434
General Industries	243	236	471	451	713	687
Builders & Contractors	31	51	541	445	571	496
Retail	184	157	189	224	373	381
Utilities	336	582	26	19	362	600
Chemicals, Health & Pharmaceuticals	602	654	150	185	752	839
Telecom[2]	170	151	36	12	206	163
Other	771	666	383	387	1,154	1,052
Total	4,589	5,196	8,392	8,099	12,981	13,295

[1] Based on lending and investment outstandings.
[2] The presentation has been revised to separately disclose Telecom. Comparative figures have been adjusted accordingly.

Non-performing loans: Outstandings by economic sectors and geographical area (*)

in EUR million

Industry	Netherlands	Belgium	Germany	Poland	Spain	United Kingdom	France	Luxembourg	Rest of Europe	America	Asia	Australia	Africa	Total 2025
Private Individuals	697	1,481	1,113	220	357	10	8	39	574	2	2	399	1	4,902
Natural Resources	137	84		28				14	584	23	191			1,061
Food, Beverages & Personal Care	167	94	1	94		19	6		126	59	131			697
Transportation & Logistics	87	40		136	47			22	72	22	10	1	41	478
Services	68	262		75	1		3	4	16	26	13			469
Real Estate	24	419	59	115	45		47	101	8	377		48		1,241
General Industries	137	138	38	196	20			13	130	10	31			713
Builders & Contractors	89	219	7	182				8	66					571
Retail	80	79	33	56			1	4	15	105				373
Utilities	14	10	19	8		151		1	12	80	33	35		362
Chemicals, Health & Pharmaceuticals	47	65	112	346			43	25	64	49				752
Telecom	37	4		3					15	146	2			206
Other	102	209	72	88		2	1	10	105	358	75		132	1,154
Total	**1,686**	**3,105**	**1,454**	**1,546**	**470**	**181**	**108**	**242**	**1,786**	**1,257**	**488**	**483**	**175**	**12,981**

Non-performing loans: Outstandings by economic sectors and geographical area (*)

in EUR million

Industry	Netherlands	Belgium	Germany	Poland	Spain	United Kingdom	France	Luxembourg	Rest of Europe	America	Asia	Australia	Africa	Total 2024
Private Individuals	646	1,461	1,066	210	304	10	8	44	545	2	2	469		4,769
Natural Resources	13	54		33					569	31	343	21		1,064
Food, Beverages & Personal Care	196	154	1	93		23	5		158	51	127			809
Transportation & Logistics	93	40	3	124	47			1	136			1	59	504
Services	57	293	5	87	2	1	3	5	10	34				495
Real Estate	12	374	63	114	59		59	90	6	606		52		1,434
General Industries	153	123	24	147	20		2	1	170	17	30			687
Builders & Contractors	68	175	5	162				7	78					496
Retail	53	97	39	62			3		14	97	15	1		381
Utilities	13	8	25	21		285			12	128	109			600
Chemicals, Health & Pharmaceuticals	37	94	84	340		1	110		113	36		24		839
Telecom	7	1		3			44		14	90	4			163
Other	202	198	117	60		2	72	17	90	54	92		150	1,052
Total	**1,549**	**3,071**	**1,432**	**1,457**	**432**	**322**	**307**	**166**	**1,916**	**1,145**	**723**	**567**	**210**	**13,295**

In 2025, the NPL portfolio decreased to €13.0 billion (2024: €13.3 billion), mainly driven by the decrease of €0.6 billion in Wholesale Banking. The decrease was offset by the increase in Retail Banking (€0.3 billion) in line with strong portfolio growth, mainly in residential mortgages.

Total net decrease was mainly seen in sectors Utilities, Real Estate and Food, Beverage & Personal Care while the largest increase was in Private Individuals.

Loan loss provisioning (*)

ING recognises loss allowances based on the expected credit loss (ECL) model of IFRS 9, which is designed to be forward-looking. The IFRS 9 impairment requirements are applicable to on-balance-sheet financial assets measured at amortised cost or fair value through other comprehensive income (FVOCI), such as loans, debt securities, and lease receivables, as well as off-balance-sheet items such as undrawn loan commitments and financial- and non-financial guarantees issued.

ING distinguishes between two types of calculation methods for credit loss allowances:
- Collective 12-month ECL (Stage 1) and collective lifetime ECL (Stage 2) for portfolios of financial instruments, as well as collective lifetime ECL for credit-impaired exposures (Stage 3) below €1 million; and
- Individual lifetime ECL for credit-impaired (Stage 3) financial instruments with exposures above €1 million.

IFRS 9 models (*)

ING's IFRS 9 models leverage on the internal rating-based (IRB) models (PD, LGD, EAD), which include certain required conservatism. To include IFRS 9 requirements, such regulatory conservatism is removed from the ECL parameters (PD, LGD and EAD). The IFRS 9 models apply two other types of adjustments to the IRB ECL parameters: (i) to the economic outlook and (ii) for Stage 2 and Stage 3 assets only, to the lifetime horizon. The IFRS 9 model parameters are estimated based on statistical techniques and supported by expert judgement.

ING has aligned the definition of default for regulatory purposes with the definition of 'credit-impaired' financial assets under IFRS 9 (Stage 3). ING has also aligned its definition of default between IFRS 9 and the regulatory technical standards (RTS) and EBA guidelines.

Climate and environmental risks in IFRS 9 models (*)

Climate risk drivers (physical and transition risks) can reduce the ability of businesses and households to fulfil their obligations due, under existing lending contracts. These climate risks are partly reflected in IFRS9 ECL through regular credit risk transmission channels such as the macroeconomic forecast and relevant risk parameters.

On the other hand, future physical or transition risks from climate change are not yet fully captured within the current ECL models. In our assessment of physical risks, it is generally expected that these risks will only become financially significant on the long-term horizon. Consequently, for short- and medium-term loans, such risks are not expected to lead to significant credit deterioration over the exposure's lifetime. For the long term, the probability and timing of physical risk events remain highly uncertain. ING is however actively enhancing the integration of physical and transition risks into collateral valuations, ensuring that effects on property values are appropriately captured.

In case of risk events that have already occurred (e.g. floods, stranded assets), the impact of such events is assessed in the calculation of Stage 3 individual provisions, collective SICR or management adjustments to ECL models. For example, we consider whether affected assets have suffered from a significant increase in credit risk (or are credit impaired) and whether the ECL is appropriate.

Additionally, a management adjustment to ECL models for business clients was introduced to specifically cover for medium- to long-term transition risk on high greenhouse gas-emitting sectors. The management adjustment reflects the risk of financial loss foreseen on the longer horizon for lenders with higher transition risk in these high greenhouse gas-emitting sectors as consequence of future carbon taxation. 'See Management adjustments applied this reporting period'.

ING is continuously improving on climate risk data, which will enable us to further embed climate risks into the IFRS 9 ECL models. For more information on ESG risk management, see 'ESG risk'.

Reconciliation gross carrying amount (IFRS 9 eligible) and statement of financial position

in EUR million

	2025							2024						
	Gross carrying amount	Loan loss provisions	Cash and on-demand bank positions	Reverse repurchase transactions	Cash collateral	Other	Statement of financial position	Gross carrying amount	Loan loss provisions	Cash and on-demand bank positions	Reverse repurchase transactions	Cash collateral	Other	Statement of financial position
Amounts held at central banks	53,671	-17	-1,297			532	52,889	71,280	-14	-1,550			637	70,353
Loans and advances to banks	8,445	-18	3,053	6,836	2,649	239	21,204	4,685	-22	3,195	10,777	2,362	773	21,770
Financial instruments FVOCI loans	3,244	-6					3,238	1,671	-7				-56	1,608
Financial instruments FVOCI debt securities	50,868	-15				-36	50,817	42,185	-12				46	42,219
Securities at amortised cost	54,366	-11				-487	53,867	50,701	-15				-413	50,273
Loans and advances to customers	721,423	-5,894		3,866	4,595	-2,286	721,705	679,422	-5,833		3,471	4,956	-1,783	680,233
Total on-balance (IFRS 9 eligible)	**892,017**	**-5,961**	**1,756**	**10,702**	**7,244**	**-2,038**	**903,720**	**849,944**	**-5,902**	**1,645**	**14,248**	**7,318**	**-796**	**866,456**
Guarantees and irrevocable facilities (IFRS 9 eligible)	243,392	-141						198,630	-146					
Total gross carrying amount (IFRS 9 eligible)	**1,135,409**	**-6,101**						**1,048,574**	**-6,049**					

This table presents the reconciliation between the statement of financial position and the gross carrying amounts used for calculating the expected credit losses. No expected credit loss is calculated for cash, on-demand bank positions, reverse repurchase transactions, cash collateral received in respect of derivatives, and other. Therefore, these amounts are not included in the total gross carrying amount (IFRS 9 eligible). Other includes hedge valuation adjustments, deferred acquisition costs on residential mortgages, and a receivable which is offset against a liquidity facility.

Portfolio quality (*)

The table below describes the portfolio composition over the different IFRS 9 stages and rating classes. The Stage 1 portfolio represents 92.0% (2024: 91.1%) of the total gross carrying amounts, mainly composed of investment grade, while Stage 2 makes up 6.8% (2024: 7.6%) and Stage 3 makes up 1.2% (2024: 1.3%) of the total gross carrying amounts, respectively.

Gross carrying amount per IFRS 9 stage and rating class (*)[1,2]

in EUR million

Rating class		12-month ECL (Stage 1)				Lifetime ECL not credit impaired (Stage 2)				Lifetime ECL credit impaired (Stage 3)				Total			
		Gross carrying amount		Provisions		Gross carrying amount		Provisions		Gross carrying amount		Provisions		Gross carrying amount		Provisions	
		2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Investment grade	1 (AAA)	79,938	79,076	2	1	126	281							80,064	79,357	2	1
	2-4 (AA)	146,878	140,671	11	10	1,437	1,579	1	1					148,315	142,250	13	11
	5-7 (A)	299,699	244,241	39	21	5,394	6,908	6	8					305,093	251,149	45	29
	8-10 (BBB)	334,845	310,324	77	55	19,168	24,683	43	55					354,012	335,008	119	110
Non-investment grade	11-13 (BB)	156,373	154,348	165	190	17,217	18,479	89	91					173,589	172,827	254	281
	14-16 (B)	26,187	25,377	147	124	22,668	17,433	357	366					48,855	42,811	504	490
	17 (CCC)	412	905	5	8	4,682	3,992	224	173					5,094	4,897	228	181
Performing Restructuring	18 (CC)					4,349	4,059	262	233					4,349	4,060	262	233
	19 (C)					2,447	2,474	198	203					2,447	2,474	198	203
Non-performing loans	20-22 (D)									13,590	13,742	4,476	4,509	13,590	13,742	4,476	4,509
Total		1,044,332	954,943	446	409	77,487	79,888	1,179	1,130	13,590	13,742	4,476	4,509	1,135,409	1,048,574	6,101	6,049

1 Compared to the credit risk portfolio, the differences are due to undrawn committed amounts (€200 billion; 2024: €156 billion) and other positions (2025: nil; 2024:€6 billion) not included in credit outstandings and non-IFRS 9 eligible assets (€68 billion; 2024: €75 billion) included in credit outstandings but not in the gross carrying amounts.
2 Stage 3 lifetime credit impaired provision includes €29 million (2024: €21 million) on purchased or originated credit impaired.

Changes in gross carrying amounts and loan loss provisions (*)

The table below provides a reconciliation by stage of the gross carrying amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL. This includes the net-remeasurement of ECL arising from stage transfers, for example, moving from a 12-month (Stage 1) to a lifetime (Stage 2) ECL measurement basis.

The net-remeasurement line represents the changes in provisions for facilities that remain in the same stage.

Please note the following comments with respect to the movements observed in the table below:
- Stage 3 gross carrying amount decreased by €0.2 billion from €13.7 billion as at 31 December 2024 to €13.6 billion as at 31 December 2025, mainly as a result of €3.5 billion net inflow into NPL (credit impaired) in 2025, which is offset by €2.3 billion derecognitions and repayments and €1.5 billion write-offs and disposals. Following the decrease in carrying amount, Stage 3 provisions slightly decreased by €33 million.
- Stage 2 gross carrying amounts decreased by €2.4 billion from €79.9 billion as at 31 December 2024 to €77.5 billion as at 31 December 2025, largely driven by €15.7 billion net transfers from Stage 1 into Stage 2, including the impact of changes in risk drivers (including updated macro-economic forecasts), model redevelopments mainly for Wholesale Banking models, and new Stage 2 overlays. This was offset by a decrease of exposure by €18.1 billion due to derecognised financial assets (including sales and repayments) and €1.2 billion exposure moving to Stage 3. Stage 2 provisions increased by €49.3 million to €1.2 billion as of 31 December 2025.

Changes in gross carrying amounts and loan loss provisions (*)[1, 2]

in EUR million

	12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total		12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total	
	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions
	2025								2024							
Opening balance	**954,943**	**409**	**79,888**	**1,130**	**13,742**	**4,509**	**1,048,574**	**6,049**	**937,633**	**517**	**75,454**	**1,435**	**11,956**	**3,887**	**1,025,043**	**5,839**
Transfer into 12-month ECL (Stage 1)	21,773	21	-21,555	-199	-218	-35		-212	20,486	22	-20,236	-195	-249	-34		-207
Transfer into lifetime ECL not credit impaired (Stage 2)	-37,208	-50	38,174	533	-966	-115		368	-43,155	-49	43,900	429	-745	-96		285
Transfer into lifetime ECL credit impaired (Stage 3)	-2,534	-14	-2,172	-138	4,705	1,259		1,108	-2,980	-18	-2,856	-235	5,836	1,802		1,548
Net remeasurement of loan loss provisions		7		-53		349		302		-181		-137		185		-133
New financial assets originated or purchased	263,371	189			22	2	263,393	191	212,516	192					212,516	192
Financial assets that have been derecognised	-119,098	-78	-12,295	-147	-1,422	-240	-132,814	-465	-126,858	-76	-11,840	-153	-1,450	-257	-140,148	-485
Net drawdowns and repayments	-57,493		-5,739		-853		-64,085		-41,763		-4,393		-309		-46,465	
Changes in models/risk parameters		-33		71		-35		3		8		-6		-22		-20
Increase in loan loss provisions		**43**		**68**		**1,185**		**1,296**		**-102**		**-297**		**1,578**		**1,179**
Write-offs					-937	-937	-937	-937					-1,017	-1,017	-1,017	-1,017
Disposals	-666	-3	-84	-3	-564	-286	-1,314	-291	-935	-1	-141	-8	-279	-215	-1,355	-225
Recoveries of amounts previously written off						58		58						69		69
Other movements	21,242	-4	1,269	-16	80	-53	22,591	-73		-5				208		203
Closing balance	**1,044,332**	**446**	**77,487**	**1,179**	**13,590**	**4,476**	**1,135,409**	**6,101**	**954,943**	**409**	**79,888**	**1,130**	**13,742**	**4,509**	**1,048,574**	**6,049**

1 Stage 3 lifetime credit impaired provision includes €29 million (2024:€21 million) on purchased or originated credit impaired.
2 The addition to the loan provision (in the consolidated statement of profit or loss) amounts to €1,304 million (2024: €1,194 million) of which €1,301 million (2024: €1,170 million) related to IFRS 9 eligible financial assets, €-5 million (2024: €9 million) to IFRS eligible commitments and €8 million (2024: €15 million) to modification gains and losses on restructured financial assets.

Exposure per stage, coverage ratio and stage ratios [2]						
in EUR million			**2025**			**2024**
Balance sheet	Gross carrying amount	Loan loss provisions	Stage ratio	Gross carrying amount	Loan loss provisions	Stage ratio
Loans and advances to banks (including central banks)	**62,116**	**35**		**75,964**	**35**	
Stage 1	60,430	5	97%	74,632	4	98%
Stage 2	1,609	18	3%	1,258	15	2%
Stage 3	77	12	0%	75	16	0%
Loans and advances to customers	**721,423**	**5,894**		**679,422**	**5,833**	
Of which: Residential mortgages	374,780	822		348,433	814	
Stage 1	341,281	49	91%	315,775	49	91%
Stage 2	30,181	288	8%	29,341	307	8%
Stage 3	3,318	485	1%	3,317	458	1%
Of which: Consumer lending (excl. Residential mortgages)	31,306	946		26,936	957	
Stage 1	27,302	137	87%	22,556	112	84%
Stage 2	2,575	159	8%	3,090	191	11%
Stage 3	1,429	649	5%	1,290	654	5%
Of which: Loans to public authorities	29,089	21		23,930	17	
Stage 1	28,568	8	98%	23,214	6	97%
Stage 2	298	3	1%	464	3	2%
Stage 3	222	11	1%	252	8	1%
Of which: Corporate lending	286,249	4,105		280,123	4,045	
Stage 1	251,280	197	88%	238,606	196	85%
Stage 2	27,265	661	10%	33,427	575	12%
Stage 3	7,704	3,247	3%	8,090	3,274	3%
Other IFRS 9 eligible financial Instruments [1]	**351,870**	**173**		**293,187**	**180**	
Stage 1	335,471	51	95%	280,161	43	96%
Stage 2	15,559	49	4%	12,308	39	4%
Stage 3	840	72	0%	718	98	0%
Total gross carrying amount (IFRS 9 eligible)	**1,135,409**	**6,101**		**1,048,573**	**6,049**	

[1] Includes off-balance sheet IFRS 9 eligible guarantees and irrevocable facilities. See Note 1 'Basis of preparation and material accounting policy information'.
[2] The exposure classification to residential mortgages, consumer lending, and corporate lending is aligned to the regulatory definition.

Macroeconomic scenarios and sensitivity analysis of key sources of estimation uncertainty (*)

Methodology (*)

This section outlines our methodology for adopting and generating macroeconomic scenarios. We apply this methodology when producing our probability-weighted ECL, incorporating alternative scenarios and management adjustments where necessary. These adjustments are made when management believes the consensus forecast does not fully capture the extent of recent credit or economic events. The macroeconomic scenarios are applicable to the whole ING portfolio in the scope of IFRS 9 ECLs.

The IFRS 9 standard, with its inherent complexities and potential impact on the carrying amounts of our assets and liabilities, represents a key source of estimation uncertainty. In particular, ING's reportable ECL numbers are sensitive to the forward-looking macroeconomic forecasts used as model inputs, the probability weights applied to each of the three scenarios, and the criteria for identifying a significant increase in credit risk. As such, these crucial components require consultation and management judgement, and are subject to extensive governance.

Baseline scenario (*)

As a baseline for IFRS 9, ING has adopted a market-neutral view combining consensus forecasts for economic variables (GDP, unemployment) with market forwards (for interest rates, exchange rates, and oil prices). Input from a leading third-party service provider is used to complement the consensus with consistent projections for variables for which there are no consensus estimates available (most notably house prices and – for some countries – unemployment), to generate alternative scenarios, to convert annual consensus information to a quarterly frequency, and to ensure general consistency of the scenarios. As the baseline scenario is consistent with the consensus view, it can be considered as free from any bias.

The relevance and selection of macroeconomic variables is defined by the ECL models under credit risk model governance. The scenarios are reviewed and challenged by a panels of ING experts.

Alternative scenarios and probability weights (*)

Two alternative scenarios are taken into account: an upside and a downside scenario. The alternative scenarios have statistical characteristics as they are based on the forecast deviations of the leading third-party service provider.

To understand the baseline level of uncertainty around any forecast, the leading third-party service provider keeps track of all its deviations (so-called forecast errors) of the past 30 years. The distribution of forecast errors for GDP, unemployment, house prices, and share prices is applied to the baseline forecast creating a broad range of alternative outcomes. In addition, to understand the balance of risks facing the economy in an unbiased way, the leading third-party service provider runs a survey with respondents from around the world and across a broad range of industries. In this survey, respondents put forward their views of key risks. Following the survey results, the distribution of forecast errors (that is being used for determining the scenarios) may be skewed.

For the downside scenario, ING has chosen the 90th percentile of that distribution because this corresponds with the way risk management earnings-at-risk is defined within the Group. The upside scenario is represented by the 10th percentile of the distribution. The applicable percentiles of the distribution imply a 20 percent probability for each alternative scenario. Consequently, the baseline scenario has a 60 percent probability weighting. Please note that, given their technical nature, the downside and upside scenarios are not based on an explicit specific narrative and have not changed compared to previous year.

Macroeconomic scenarios applied (*)

The macroeconomic scenarios applied in the calculation of loan loss provisions are based on the consensus forecasts.

Baseline assumptions (*)

The general picture that the consensus conveys is that global economic growth is slowing compared to recent years. US growth is expected to continue to outpace European markets, but the gap is narrowing down. China is expected to continue a declining growth trend, but still at higher rates than seen in advanced markets. Inflation is expected to remain near target for most advanced economies, but a bit above for the United States. With interest rates moderating, monetary conditions are turning more favourable for growth. For the housing market, continued price growth is expected for almost all main markets.

The December 2025 consensus expects global output (as measured by the weighted average GDP growth rate of ING's 25 main markets) to remain at a constant 2.4% from 2025-2027.

The eurozone economy has shown more resilience than expected despite global headwinds, with sluggish but positive growth through 2025. The coming years are expected to see modest growth rates as well. The trade environment continues to be plagued by higher US tariffs and a stronger euro. Expectations of a pickup in growth over the course of 2026 come from stronger consumer spending and investment. German infrastructure spending is expected to add to this momentum. Southern European economies continue to benefit from European Recovery Fund investments. Consensus expects the eurozone to have grown by 1.4% in 2025, before slowing to 1.1% in 2026 and then recovering to 1.3% in 2027.

Elsewhere in Europe, the growth outlook is stronger. Poland's growth momentum remains solid, growing faster than its European peers. The key growth drivers over the near-term forecast are consumption and public investments, such as those carried out under the National Recovery Plan (KPO). The economy is expected to grow by 3.6% in 2025, picking up to 3.7% in 2026 and settling at 3.2% in 2027. The consensus expectation for Türkiye is to see stable growth of 3.5% and 3.4% in 2025 and 2026, as domestic demand remains resilient and fixed investments and inventories see an uptick. For 2027, a recovery to 3.7% is expected.

The American economy has held its ground despite the tariff war and slowing employment growth. Its characterisation by a K-shaped economy where most of the growth comes from high-income consumers and tech investments is likely to continue in 2026. Tariffs are not feeding into inflation as much as expected earlier in the year, and inflation expectations remain benign, although still above the 2% target. This has prompted the Federal Reserve to resume its rate cutting cycle. Inflation is expected to remain around 2.8% and 2.9% in 2025 and 2026 before steadying down at 2.4% in 2027.The US economy is expected to experience steady growth of 2.0% in 2025-2027.

For China, economic underperformance continues as it still struggles with the impact of the real estate correction and weak domestic demand. However, the economy has come out resilient to the tariff war with a trade surplus reaching record levels, making external demand the key driver of 2025. This enables the economy to reach its short-term growth target, but medium-term consensus continues to be downbeat for the moment because of its weak domestic economy. For 2025, consensus expects 4.9% growth, down to 4.5% in 2026 and 4.3% in 2027.

Economic momentum in Australia is expected to be soft, as much of the growth in 2025 came from government consumption. The economy is lacking a clear growth engine, with the private sector struggling against restrictive policy settings and consumers facing a tough outlook with weaker employment growth and real wage gains moderating. Growth is expected to come in at 1.8% in 2025, with a pick-up expected for 2026 to 2.2% and 2.3% for 2027.

When compared to the June 2025 consensus forecast, the December 2025 forecast has improved slightly because of better than expected growth in major economies. Global GDP is expected to increase by 2.4% in both 2025 and 2026 (compared to 2.0% and 2.1% assumed before). The global economy showed quite some resilience in 2025 despite trade and geopolitical tensions, as GDP growth has continued despite political disruptions. Markets, too, have adjusted to the new world of volatility.

Alternative scenarios and risks (*)
The baseline scenario assumes steady economic growth. However, further escalation of geopolitical tensions and global trade uncertainty are seen as key downside risks to the global economy. The balance of risks to the baseline outlook is negative, and the alternative scenarios have a downward skew.

The downside scenario sees a recession in 2026 and 2027 for most countries. Unemployment increases strongly in this scenario and house prices in most countries show outright falls. The downside scenario

captures the possible impact of geopolitical tensions, global trade policy and heightened tariff uncertainty.

The upside scenario reflects the possibility of a better economic out-turn resulting from the avoidance of further trade escalation, an AI-driven productivity rebound and stronger European growth supported by defence spending.

Management adjustments applied this reporting period (*)
In times of volatility and uncertainty where portfolio quality and the economic environment are changing rapidly, models alone may not be able to accurately predict losses. In these cases, management adjustments can be applied to appropriately reflect ECL. Management adjustments may also be applied when the impact of the updated macroeconomic scenarios is over- or under-estimated by the IFRS 9 models, or to account for model redevelopment, recalibration, and periodic assessment procedures that have not yet been incorporated into the IFRS9 models.

ING has an internal governance framework and controls in place to assess the appropriateness of all management adjustments.

Management adjustments to ECL models (*)		
in EUR million	2025	2024
Commercial Real Estate/ Inflation and interest rate increases		50
Economic sector / portfolio based adjustments	9	38
Mortgage portfolio adjustments	121	112
Climate transition risk	47	29
Other Post Model Adjustments	7	-27
Total management adjustments	**183**	**203**

The management adjustment of €50 million for the Commercial Real Estate portfolio, reported at 31 December 2024 due to prevailing risks in this sector, is released in 2025 due to improved risk profile and partially replaced with a management adjustment for a recent model update, which corrects for the effects of the aforementioned risks on the model

outcome. As the model update has not been implemented in production yet, a management adjustment of €10 million is reported under the Other Post Model Adjustments category at 31 December 2025.

As at 31 December 2025, an economic sector / portfolio-based adjustment is reported in the Mortgages portfolio in Australia (€9 million) to address emerging risk from inflation, interest rate increases and overall cost of living. The management adjustment reported at 31 December 2024 for the increased credit risk in the Mortgages and Consumer Lending portfolios in Spain – due to the effects of floods – has been released, as the remaining affected performing customers are reported in Stage 2. Also the adjustment taken in the Business Banking portfolio in Germany at 31 December 2024 to cover for the increased uncertainty in the German economy has been released due to the agreed sale of the affected portfolio.

As of 31 December 2025, the overall mortgage portfolio adjustment amounts to €121 million (31 December 2024: €112 million) and fully related to the management adjustment in Stage 2 for the risk segmentation model that captures affordability, repayment, and refinancing risk on performing mortgage customers with a bullet loan in the Netherlands.

As of 31 December 2025, an adjustment of €47 million is in place to address the impact of climate transition risk in Wholesale Banking (€31 million) and in Business Banking (€16 million). Climate transition risk is expected to lead to a structural change in credit risk, which means specific business activities will become structurally riskier due to environmental policies, technological progress or changes in market sentiment and preferences. The current IFRS 9 models do not capture this (novel) risk. The management adjustment to ECL models for business clients was made to specifically cover for the medium- to long-term transition risk on high greenhouse gas-emitting sectors and is reported in Stage 2. The sectors included in the overlay represent approximately 20% of the exposure within Wholesale and Business Banking.

ING Group Annual Report 2025   Contents   ING at a glance   Strategy, business model and value creation   Our financial performance   Our leadership and corporate governance   Sustainability statement   Capital Management   Risk Management   Consolidated financial statements   Parent company financial statements   Other information and appendices   **187**

Other post-model adjustments mainly relate to the impact of model redevelopment or recalibration and periodic model assessment procedures that have not been incorporated in the ECL models yet. The impact on total ECL can be positive or negative. These adjustments will be removed once updates to the specific models have been implemented. The change in balance compared to previous reporting date is due to i) released negative overlays because of model updates that have been implemented and ii) new overlays recognised for new recalibrations and periodic model assessment procedures that have not been incorporated yet.

Analysis on sensitivity (*)
The table below presents the analysis on the sensitivity of key forward-looking macroeconomic inputs used in the ECL collective-assessment modelling process and the probability weights applied to each of the three scenarios. The countries included in the analysis are the most significant geographic regions in ING. For Wholesale Banking, the US is the most significant in terms of both gross contribution to reportable ECL and sensitivity of ECL to forward-looking macroeconomics. Accordingly, ING considers these portfolios to present the most significant risk of resulting in a material adjustment to the carrying amount of financial assets within the next financial year.

The purpose of the sensitivity analysis is to enable the reader to understand the extent of the impact from the upside and downside scenario on model-based reportable ECL.

In the table below, the real GDP is presented in percentage year-on-year change, the unemployment in percentage of total labour force, and the house price index (HPI) in percentage year-on-year change.

Sensitivity analysis as at December 2025 (*)		**2026**	**2027**	**2028**	Unweighted ECL (€ mln)	Probability weighting	Reportable ECL (€ mln)[1]
Netherlands Upside scenario	Real GDP	2.6	2.9	2.3	288	20%	389
	Unemployment	3.5	3.2	3.2			
	HPI	8.2	8.5	7.0			
Baseline scenario	Real GDP	1.1	1.4	1.5	364	60%	
	Unemployment	4.0	3.9	4.1			
	HPI	4.4	3.0	2.9			
Downside scenario	Real GDP	-1.2	-0.9	0.2	566	20%	
	Unemployment	5.5	6.5	7.4			
	HPI	-0.8	-5.1	-5.1			
Germany Upside scenario	Real GDP	2.8	3.0	1.8	584	20%	633
	Unemployment	3.0	2.4	2.2			
	HPI	8.2	9.8	9.4			
Baseline scenario	Real GDP	1.1	1.5	1.3	623	60%	
	Unemployment	3.5	3.2	3.1			
	HPI	5.0	6.2	6.3			
Downside scenario	Real GDP	-1.7	-1.1	0.4	713	20%	
	Unemployment	4.7	5.3	5.6			
	HPI	0.9	0.4	2.7			
Belgium Upside scenario	Real GDP	2.7	2.3	1.9	544	20%	596
	Unemployment	5.1	4.6	4.5			
	HPI	5.2	4.9	5.4			
Baseline scenario	Real GDP	1.1	1.4	1.6	585	60%	
	Unemployment	5.9	5.6	5.5			
	HPI	3.7	4.2	4.4			
Downside scenario	Real GDP	-1.5	0.1	1.4	682	20%	
	Unemployment	7.0	7.7	7.9			
	HPI	1.8	2.6	2.6			
United States Upside scenario	Real GDP	3.2	2.9	2.7	64	20%	105
	Unemployment	3.2	2.5	2.6			
	HPI	4.8	9.4	10.9			
Baseline scenario	Real GDP	2.0	2.0	2.0	92	60%	
	Unemployment	4.3	4.1	4.1			
	HPI	1.4	2.7	3.6			
Downside scenario	Real GDP	-0.4	-0.1	0.8	184	20%	
	Unemployment	6.7	7.2	7.5			
	HPI	-5.1	-7.9	-5.5			

[1] Excluding management adjustments.

Sensitivity analysis as at December 2024 (*)		2025	2026	2027	Unweighted ECL (€ mln)	Probability weighting	Reportable ECL (€ mln)[1]
Netherlands Upside scenario	Real GDP	2.6	3.0	2.5	193	20%	270
	Unemployment	3.5	3.3	3.3			
	HPI	18.9	11.7	2.5			
Baseline scenario	Real GDP	1.5	1.4	1.5	249	60%	
	Unemployment	4.0	4.1	4.3			
	HPI	9.1	3.5	2.4			
Downside scenario	Real GDP	-0.4	-1.4	-0.2	411	20%	
	Unemployment	5.7	7.2	8.1			
	HPI	-3.7	-7.2	2.2			
Germany Upside scenario	Real GDP	2.0	2.8	1.6	510	20%	548
	Unemployment	2.9	2.4	2.0			
	HPI	5.4	8.9	9.9			
Baseline scenario	Real GDP	0.5	1.1	1.2	540	60%	
	Unemployment	3.4	3.3	3.2			
	HPI	2.6	5.6	6.3			
Downside scenario	Real GDP	-1.7	-1.7	0.3	609	20%	
	Unemployment	4.7	5.6	5.9			
	HPI	-1.7	1.3	2.2			
Belgium Upside scenario	Real GDP	2.2	2.6	2.1	534	20%	579
	Unemployment	5.1	5.0	4.9			
	HPI	4.8	4.5	4.4			
Baseline scenario	Real GDP	1.1	1.5	1.6	569	60%	
	Unemployment	5.7	5.7	5.6			
	HPI	3.2	4.1	3.8			
Downside scenario	Real GDP	-0.6	-0.2	1.1	654	20%	
	Unemployment	7.0	8.0	8.0			
	HPI	1.2	2.9	2.5			
United States Upside scenario	Real GDP	3.1	3.5	3.2	74	20%	113
	Unemployment	3.4	2.4	2.3			
	HPI	4.3	8.4	9.4			
Baseline scenario	Real GDP	2.0	2.0	2.0	101	60%	
	Unemployment	4.2	4.1	4.0			
	HPI	3.3	3.7	3.9			
Downside scenario	Real GDP	-0.1	-1.1	-0.4	187	20%	
	Unemployment	5.9	7.3	8.0			
	HPI	-0.7	-3.0	-2.5			

[1] Excluding management adjustments.

When compared to the sensitivity analysis of 2024, the baseline macroeconomic inputs have become slightly more positive overall, underpinned by the resilience of the global economy in the face of trade and geopolitical tensions. House price growth expectations are lower for the Netherlands, given a rise in supply from the sale of rental properties and slowdown of wage growth. In the US, a weak labour and housing market both signal underlying economic challenges due to policy and trade uncertainty, and persistent affordability issues. The upside and the downside scenarios are not directly comparable with those of 2024 due to an update in the basis of their derivation.

On a total ING level, the unweighted ECL for all collective provisioned clients in the upside scenario was €2,938 million, in the baseline scenario €3,232 million and in the downside scenario €3,993 million compared to €3,326 million reportable model ECL as at 31 December 2025 (excluding all management adjustments). To perform the sensitivity analysis, a point in time reportable ECL is used as input, which slightly deviates from the total reportable collective provisions as presented below:

Reconciliation of reportable collective ECL to total ECL (*)		
in EUR million	2025	2024
Total reportable collective provisions	3,168	2,975
ECL from individually assessed impairments	2,750	2,871
ECL from management adjustments	183	203
Total ECL	**6,101**	**6,049**

Criteria for identifying a significant increase in credit risk (SICR) (*)
All assets and off-balance-sheet items that are in scope of IFRS 9 impairment and which are subject to collective ECL assessment are allocated a 12-month ECL if deemed to belong in Stage 1, or a lifetime ECL if deemed to belong in Stages 2 or 3. An asset belongs in Stage 2 if it is considered to have experienced a significant increase in credit risk (SICR) since initial origination or purchase.

The main determinant of SICR is a quantitative test, whereby the lifetime PD of an asset at each reporting date is compared against its lifetime PD determined at the date of initial recognition. If either a threshold for

absolute change in lifetime PD or a threshold for relative change in lifetime PD is reached, the item is considered to have experienced an SICR (for more details on absolute and relative thresholds, see the following sections). Furthermore, any facility which shows an increase of 200 percent between the PD at the date of initial recognition and the lifetime PD at the reporting date (i.e. threefold increase in PD) must be classified as Stage 2. This is considered a backstop within the quantitative assessment of SICR.

In Wholesale Banking, a significant increase in lifetime PD is not considered plausible for assets of obligors with a credit rating at the reporting date in the top range of investment grade. The assets of these Wholesale Banking obligors are excluded from the assessment of significant increase in credit risk triggers. For these obligors the qualitative significant increases in credit risk triggers remain applicable (see the section below on Qualitative SICR triggers). These are, for example, the watch list and/or forbearance triggers. Finally, the 30 days past due backstop also remains applicable for the top range of investment grade exposures to ensure a significant increase in credit risk recognition.

Absolute lifetime PD threshold
The absolute threshold is a fixed value calibrated per portfolio/segment and provides a fixed threshold that, if exceeded by the difference between lifetime PD at reporting date and lifetime PD at origination, triggers Stage 2 classification. The absolute threshold is calibrated during model development.

Relative lifetime PD threshold
The relative threshold defines a relative increase of the lifetime PD, beyond which a given facility is classified in Stage 2 because of a significant increase in credit risk. The relative threshold is dependent on the individual PD assigned to each facility at the moment of origination, and a scaling factor calibrated in the model development phase.

Ultimately, the relative threshold provides a criterion to assess whether the ratio (i.e. increase) between lifetime PD at reporting date and lifetime PD at origination date is deemed a significant increase in credit risk. If the threshold is breached, SICR is identified and Stage 2 is assigned to the given facility.

The threshold for the relative change in lifetime PD is inversely correlated with the PD at origination; the higher the PD at origination, the lower the threshold. The logic behind this is to allow facilities originated in very favourable ratings to downgrade for longer without the need of a Stage 2 classification. In fact, it is likely that such facilities will still be in favourable ratings even after a downgrade of a few notches. On the contrary, facilities originated in already unfavourable ratings grades are riskier and even a single-notch downgrade might represent a significant increase in credit risk and thus a tighter threshold will be in place. Still, the relative threshold is relatively sensitive for investment-grade assets while the absolute threshold primarily affects non-investment grade assets.

Average threshold ratio
The table below shows the average increase in PD at origination needed to be classified in Stage 2 is reported, taking into account the PD at origination of the facilities included in each combination of asset class and rating quality. In terms of rating quality, assets are divided into 'investment grade' and 'non-investment grade' facilities. Rating 18 and 19 are not included in the table, since facilities are not originated in these ratings and they constitute a staging trigger of their own (i.e. if a facility is ever to reach rating 18 or 19 at reporting date, it is classified in Stage 2). In the table, values are weighted by IFRS 9 exposure and shown for both year-end 2024 and year-end 2025.

To represent the thresholds as a ratio (i.e. how much should the PD at origination increase in relative terms to trigger Stage 2 classification) the absolute threshold is recalculated as a relative threshold for disclosure purposes. Since breaching only relative or absolute threshold triggers Stage 2 classification, the minimum between the relative and recalculated absolute threshold is taken as value of reference for each facility.

Quantitative SICR thresholds (*)				
		2025		**2024**
Average threshold ratio	Investment grade (rating grade 1-10)	Non-investment grade (rating grade 11-17)	Investment grade (rating grade 1-10)	Non-investment grade (rating grade 11-17)
Asset class category				
Mortgages	2.9	2.4	2.9	2.4
Consumer lending	2.9	2.3	2.8	2.1
Business lending	2.7	2.0	2.7	2.1
Governments and financial institutions	2.9	1.8	2.9	1.9
Other Wholesale Banking	2.7	1.9	2.7	1.9

As it is apparent from the disclosures above, as per ING's methodology, the threshold is tighter the higher the riskiness at origination of the assets, illustrated by the difference between the average threshold applied to investment grade facilities and non-investment grade facilities.

Sensitivity of ECL to PD lifetime PD thresholds
The setting of PD threshold bands requires management judgement and is a key source of estimation uncertainty. On Group level, the total model ECL on performing assets, which is the ECL collective assessment without taking management adjustments into account, was €1,501 million as at 31 December 2025 (31 December 2024: €1,328 million). To demonstrate the sensitivity of the ECL to these PD threshold bands, hypothetically solely applying the upside scenario would result in total model ECL on performing assets of €1,159 million and a decrease in the Stage 2 ratio by 0.3%-point, while solely applying the downside scenario would result in total model ECL on performing assets of €2,193 million and an increase in the Stage 2 ratio by 1.6%-point.

Qualitative SICR thresholds
It should be noted that the lifetime PD thresholds are not the only drivers of stage allocation as ING Group also relies on a number of qualitative indicators to identify and assess SICR. An asset can also change stages as a result of other triggers, such as having over 30 days arrears (used as a backstop), the occurrence of an early warning indicator, collective SICR assessment, being on a watch list, being under intensive care management, having a substandard internal rating, or being forborne.

Market risk

Introduction (*)

Market risk is the risk that movements in market variables, such as interest rates, equity prices, foreign exchange rates, credit spreads, and real-estate prices negatively impact the bank's earnings, capital, market value, or liquidity position. Market risk either arises through positions in banking books or trading books.

The banking book positions are intended to be held for the long term (or until maturity) or for the purpose of hedging other banking book positions. The trading book positions are typically held with the intention of short-term trading or to hedge other positions in the trading book. Policies and processes are in place to monitor the inclusion of positions in either the trading or banking book as well as to monitor the transfer of risk between the trading and banking books.

The following sections elaborate on the various elements of the risk management framework for:

- Market risk in banking books;
- Market risk in trading books; and
- Market risk capital.

Market risk in banking books (*)

ING distinguishes between the trading and banking (non-trading) books. Positions in banking books originate from the market risks inherent in commercial products that are sold to clients, Group Treasury exposures, and from the investment of our own funds (core capital). Both the commercial products and the products used to hedge related market-risk exposures are intended to be held until maturity, or at least for the long term.

Risk transfer (*)

Market risks in the banking book are managed via the risk transfer process. In this process the interest rate, FX, funding, and liquidity risks are transferred from the commercial books through matched funding or replication to Group Treasury, where they are centrally managed. The scheme below presents the transfer and management process of market risks in the banking books.



Commercial books
Retail Banking and Wholesale Banking positions
Internal contracts
Treasury books
Offsetting internal positions
Treasury books
Capital investments
Desired maturity profile
Swap overlay

Risk measurement (*)

The main concepts and metrics used for measuring market risk in the banking book are described below per risk type.

Interest rate risk in banking book (*)

Interest rate risk in the banking book is defined as the exposure of a bank's earnings, capital, and market value to adverse movements in interest rates originated from positions in the banking book.

ING centralises interest rate risk management from commercial books (that capture the products sold to clients) to globally managed interest rate risk books. This enables a clear demarcation between commercial business results and results based on unhedged interest rate positions.

ING distinguishes between three types of activities that generate interest rate risk in the banking book:

- Investment of own funds;
- Commercial business; and
- Group Treasury exposures, including strategic interest rate positions.

Group Treasury is responsible for managing the investment of own funds (core capital). Capital is invested for longer periods to contribute to stable earnings within the risk appetite boundaries set by ALCO Bank.

Commercial activities can result in linear interest rate risk due to different re-pricing properties of assets and liabilities. Also, interest rate risk can arise from customer behaviour and/or convexity risk, depending on the nature of the underlying product characteristics.

To determine interest rate risk in specific products (such as savings or mortgages) certain assumptions may need to be applied. Customer behaviour risk is defined as the potential future loss (value) arising from deviations between actual client behaviour and the modelled behaviour regarding embedded options within commercial products. General sources of customer behaviour risk include, among other things, the state of the economy, competition, changes in regulation, legislation and tax regime, developments in the housing market, and interest rate developments.

From an interest rate risk perspective, commercial activities can typically be divided into the following main product types: savings and current accounts (funds entrusted), demand deposits, mortgages, and loans.

Savings and demand deposits are generally invested in such a way that both the value is hedged and the sensitivity of the margin to market interest rates is minimised. This is achieved by creating the investment profile distributed from short term to long term, which dampens the immediate impact from changes in the market rates and stabilises margin in the longer horizon. Interest rate risk is modelled based on the stability of deposits and the pass-through rate. This takes account of different elements, such as pricing strategies, volume developments, and the level and shape of the yield curve.

In determining the interest rate profile of mortgages, prepayment or other embedded optionality can be an important risk driver. In modelling this risk, both interest-rate-dependent prepayments and constant prepayments are considered. Next to a dependence on interest rates, modelled prepayments may include other effects such as loan-to-value,

seasonality, and the reset date of the loan. In addition, the interest sensitivity of embedded offered rate options is typically considered.

Wholesale Banking loans typically do not experience interest-rate-dependent prepayment behaviour, as these are mostly floating rate products. These portfolios are match-funded, taking the constant prepayment model into account, and typically do not contain significant convexity risk. Wholesale Banking loans can have an all-in rate floor or a floor on a reference rate.

Customer behaviour in relation to mortgages, loans, savings, and demand deposits is modelled based on extensive analysis of historical data. However, the substantial fluctuations in the interest rate environment in recent years make the analysis more challenging than before and may increase model risk. Models are backtested and updated when deemed necessary, at least annually. Model parameters and the resulting risk measures are approved by (local) ALCO, and are closely monitored on a monthly basis.

Linear risk transfers take place from commercial business books to the treasury book (Group Treasury), if necessary, by using estimations of customer behaviour. The originating commercial business is ultimately responsible for estimating this customer behaviour, leaving convexity risk and (unexpected) customer behaviour risk with the commercial business. Risk measurement and the risk transfer process take place at least monthly. If deemed necessary, additional risk transfers can take place.

The commercial business manages the convexity risk that is the result of products that contain embedded options, like mortgages. Here the convexity risk is defined as the optionality effects in the value due to interest rate changes, excluding the first-order effects. In some cases, convexity risk is hedged by treasury using cap/floor contracts and swaptions.

NII at Risk (*)
The NII-at-Risk measures the impact of changing interest rates on the forecasted net interest income (before tax) of the banking book, excluding the impacts of credit spread sensitivity, fees, and fair value impact. Future

projected balance sheet developments (dynamic plan) are included in this risk metric. NII-at-Risk provides insight into the sensitivity of ING's NII under shocked interest rate scenarios against what is projected in a base case scenario.

In its risk management, ING monitors the NII-at-Risk under a three-year time frame. Interest rates are shocked during the first year of analysis through the gradual application of shock. The rate changes considered encompass both upward and downward scenarios, as well as both parallel (equal movements across the yield curve) and non-parallel scenarios.

The impact of changing interest rates on ING's NII is predominantly caused by the following factors:
- Change in returns of (re)investments of client deposits;
- Change in client deposit rates (mainly savings), (partially) tracking changes in market interest rates;
- Change in the amortisation profile of mortgages, due to an increase or decrease in expected prepayments;
- Higher/lower returns of (re-)investments of core capital investment;
- Open interest rate positions, leading to changes in return because of different market rates; and
- Assumed volume development of the balance sheet in line with ING's dynamic plan.

For projecting the change in client deposit rates, ING uses a client rate model that describes the relation between market interest rates and client deposit rates. The model is calibrated under a range of interest rate scenarios. Per scenario, the actual change in client deposit rates may deviate from this calibrated model. The actual NII development of customer deposits may, indeed, differ from the provided scenarios, depending on, among other things, actual interest rate and savings client rate evolution, as well as changes to ING's balance sheet composition, such as net deposit growth and relative share of savings deposits and non-remunerated current accounts.

The NII-at-Risk figures in the table below represent a parallel, linear interest rate shift over one year ('ramped') based on the assumption that

balance sheet developments follow ING's dynamic plan within a one-year horizon.

The NII-at-Risk is mainly influenced by the difference in the sensitivity between client liabilities and client assets and investments to rate changes. The primary factor of NII-at-Risk are the investments of current accounts, while the investments of own funds have a marginal effect, as only a relatively small portion needs to be (re)invested within a one-year period.

NII-at-Risk banking book per currency – year one (*)				
in EUR million	**2025**		**2024**	
	Ramped, floored		Ramped, floored	
	parallel ▼	parallel ▲	parallel ▼	parallel ▲
By currency				
Euro	-182	205	-146	160
US dollar	1	-1	-4	5
Other	-74	94	-2	21
Total	**-254**	**298**	**-153**	**186**

EUR ramped (floored at -100bps) is at +/- 120bps in 1 year
USD ramped (floored at -100bps) is at +/- 120bps in 1 year

The change in NII under declining and upward interest rate scenarios may not be equal. This is due to different expected reactions in prepayment behaviour of mortgages and different pricing developments of commercial loans and deposits products (mainly savings). This is caused by embedded options, explicit or implicit pricing floors, and other (assumed) pricing factors.

The metrics mentioned above are internal metrics, which therefore deviate from the regulatory NII SOT metric. Both internal and regulatory measures are part of the bank's risk appetite framework and are actively managed.

Year-on-year variance analysis (*)
In 2025, ING maintained its dynamic hedging strategy, transferring interest rate risk from business units to Group Treasury, where it was subsequently hedged in financial markets, resulting in overall limited

sensitivity of NII at Risk (NIIaR) compared to ING's total net interest income. Year-on-year NIIaR increase by €100 million under a parallel down (worst case) scenario, is primarily driven by revised repricing assumptions and positions taken by treasury.

Net present value (NPV) at Risk (*)

NPV-at-Risk measures the impact of changing interest rates on the value of the positions in the banking book and it is defined as the outcome of an instantaneous increase or decrease in interest rates from applying currency-specific scenarios. The metric primarily reflects the impact of interest rate fluctuations on the bank's strategic interest rate positions (e.g. investments of own funds), as well as on the savings and mortgage portfolios. While strategic positions typically adjust proportionally with changing rates, the savings and mortgage products exhibit more complex behavior due to embedded optionalities. Customers can prepay or reallocate their balances, resulting in non-linear value changes. As a result, these portfolios may incur value losses both when interest rates increase and decrease, contributing to the asymmetric NPV-at-Risk pattern highlighted in the annual report.

The full value impact cannot be directly linked to the financial position or profit or loss account, as fair value movements in banking books are not necessarily reported through the profit or loss account or through other comprehensive income (OCI). The changes in value are expected to materialise over time in the profit and loss account if interest rates develop according to forward rates throughout the remaining maturity of the portfolio. The majority of the risk comes from the investments of own funds and from positions exhibiting negative convexity due to embedded optionality (most notably variable rate savings and fixed rate mortgages).

The metrics mentioned above are internal metrics, which therefore deviate from the regulatory EVE SOT metric. Both internal and regulatory measures are part of the bank's risk appetite framework and are actively managed.

NPV-at-Risk banking books per currency (*)				
in EUR million	**2025**		**2024**	
	floored		floored	
	parallel ▼	parallel ▲	parallel ▼	parallel ▲
By currency				
Euro	1,319	-2,593	154	-1,613
US dollar	273	-265	274	-266
Other	269	-267	321	-329
Total	**1,862**	**-3,125**	**749**	**-2,208**

EUR (floored at -100bps) is at +/- 120bps
USD (floored at -100bps) is at +/- 120bps

Year-on-year variance analysis (*)

The overall NPV sensitivity increased considerably compared to the previous year. The parallel up scenario continues to represent the worst-case outcome, and the calculation shock for the primary currencies (EUR and USD) was maintained at 120 basis points, consistent with the level used in 2024. Year-over-year variations are explained by the evolving balance sheet composition, movements in interest rates, and shifting market expectations.

The impact of the benchmark rate reform (*)

In line with the recommendations of the Financial Stability Board, a fundamental review of important interest rates benchmarks has been undertaken. Some interest rate benchmarks have been reformed, while others have or will be replaced by risk-free rates and discontinued.

In 2025, the benchmark rate reform of only one reference rate, to which ING has significant exposures as at 31 December 2025, was continuing (i.e. WIBOR in Poland).

On 24 January 2025, the Steering Committee of the National Working Group (NWG SC) in Poland selected POLSTR (Polish Short Term Rate) as the ultimate interest rate benchmark to replace WIBOR. POLSTR is calculated based on unsecured deposits of Credit and Financial Institutions and is expected to replace WIBOR by 31 December 2027.

In April 2025, the NWG SC published the updated transition roadmap of the replacing process of WIBOR and announced in June 2025 that the official determination of the POLSTR has started.

During the second half of 2025, the NWG SC approved several recommendations for products based on POLSTR, and informed that POLSTR has been applied for the first time in the domestic financial market on 1 September 2025. Therefore, POLSTR gained a status of a benchmark in accordance with the requirements of the EU Benchmark Regulation.

On 30 September 2025, the benchmark administrator GPW Benchmark S.A, published the decision to cease providing the WIBOR reference rate for various tenors in phases, between the end of 2025 and the end of 2026.

On 21 November 2025, the Ministry of Finance (of Poland) conducted the first pilot issuance of treasury bonds linked to the POLSTR benchmark during a sale auction.

Other important milestones of the process are planned in subsequent years, including the construction of a market for financial products based on the new benchmark and achieving regulatory and operational readiness of all market participants to offer and operate these financial products.

Due to the discontinuation of WIBOR, ING, its customers, and in general those market participants with exposure to this benchmark rate will be faced with a number of risks. These risks include legal, financial, operational, reputational, and conduct risk. The WIBOR rates are used in several of our lending and derivative products, and hence a project team has been established to manage the transition. The WIBOR transition is especially important for our Polish subsidiary (ING Bank Śląski S.A.) with a significant amount of Polish zloty-denominated assets and liabilities including derivatives that are continuously rebalanced to hedge the risk exposures.

The tables below summarise the approximate gross exposure of ING that has yet to transition related to WIBOR, excluding exposures expiring before the transition date of 31 December 2027.

Non-derivative financial instruments to transition from WIBOR to POLSTR (*)

in EUR million	Financial assets non-derivative Carrying value	Financial liabilities non-derivative Carrying value	Off-balance sheet commitments Nominal value
31 December 2025	25,333	360	2,301
31 December 2024	19,202	134	1,544

Derivative financial instruments to transition from WIBOR to POLSTR (*)

in EUR million	31 December 2025 Nominal value	31 December 2024 Nominal value
WIBOR	196,133	110,189

See sections 1.5.4 of Note 1 'Basis of preparation and material accounting policy information' for information on the Phase 1 amendments to IFRS.

As at 31 December 2025, Phase 1 reliefs are applicable to WIBOR indexed fair value and cash flow hedge accounting relationships as there is uncertainty arising from the WIBOR reform with respect to the timing and the amount of the underlying cash flows that the Group is exposed to. Therefore, for WIBOR financial instruments designated in hedge accounting the applicable Phase 1 reliefs will continue to apply until the relevant contract is modified. At that point in time, the reliefs of Phase 2 amendments to IFRS will become applicable.

Following the Phase 1 reliefs that allow ING to continue applying hedge accounting, ING has to assume that the WIBOR-based cash flows from the hedging instrument and hedged item will remain unaffected for the affected fair value and cash flow hedge relationships. In addition, for the forecast transactions that are subject to cash flow hedge accounting, under the Phase 1 reliefs ING has to assume that the WIBOR benchmark on which the hedged cash flows are based is not altered as a result of the reform and, therefore, the forecast transactions still meet the highly probable requirement.

The total gross notional amounts of hedging instruments that are used in ING's hedge accounting relationships for which the Phase 1 amendments to IAS 39 were applied are:

Notional amounts of hedging instruments from WIBOR to POLSTR (*)

in EUR million	31 December 2025 Nominal value	31 December 2024 Nominal value
WIBOR	97,492	99,663

As at 31 December 2025, 50% (31 December 2024: 32%) of the notional amounts have a maturity date beyond 31 December 2027. The notional amounts of the derivative hedging instruments provide a close approximation of the extent of the risk exposure ING manages through these hedging relationships.

Credit spread risk in banking books (CSRBB) (*)

Credit spread risk is defined as risk driven by the changes of the market price for credit risk, for liquidity and potentially other characteristics of credit-risky instruments, which is not captured by another existing prudential framework such as Interest Rate Risk in Banking Book or by expected credit/(jump-to-) default risk. The CSRBB framework is implemented based on EBA Guidelines. Metrics used are NPV-at-Risk, NII-at-Risk and Market Value Changes-at Risk and view the positions across different accounting treatments.

Credit spread risk is not part of the internal risk transfer towards Group Treasury and therefore remains in the business unit it originated in. Group Treasury itself is also an important driver of credit spread risk via its high-quality liquid assets (HQLA) investment portfolio and issuance activities.

Risk appetite limits are set on a combination of metrics and accounting scopes and are cascaded to local ALCOs depending on the type of limit and materiality. Metrics and limits are monitored and reported monthly to global and local risk committees, and various stakeholders.

Foreign exchange (FX) risk in banking books (*)

FX exposures in banking books result from core banking business activities (business units doing business in currencies other than their base currency), foreign currency investments in subsidiaries (including realised net profit and loss), and strategic equity stakes in foreign currencies. The policy regarding these exposures is briefly explained below.

Core banking business (*)

Every business unit hedges the FX risk resulting from core banking business activities into its base currency to prevent volatility in profit and loss. Consequently, assets and liabilities are matched in terms of currency, within certain friction limits.

FX translation (*)

ING's strategy is to protect the CET1 ratio against adverse impact from FX rate fluctuations, while limiting the volatility in the profit and loss account due to this CET1 hedging and limiting the RWA impact under the regulatory framework. Currency exposure of Return on Equity is also considered. Hedge accounting is applied to the largest extent possible. Taking this into account, the CET1 ratio hedge can be achieved by deliberately taking foreign currency positions equal to certain target positions, such that the CET1 capital and risk-weighted assets are equally sensitive in relative terms to changing FX rates.

Risk profile – FX translation (*)

The following table presents the currency exposures in the banking books for the most important currencies for the FX translation result. Positive figures indicate long positions in the respective currency. As a result of the strategy to hedge the CET1 ratio, an open structural FX exposure exists.

To measure the volatility of the CET1 ratio from FX rate fluctuations, different metrics are used, including the CET1 Ratio-at-Risk. The impact is controlled via the Solvency and Financial Risk RAS.

Foreign currency exposures banking books (*)						
in EUR million	Foreign investments		Hedges		Net exposures	
	2025	**2024**	**2025**	**2024**	**2025**	**2024**
US Dollar	9,698	11,251	-4,500	-4,823	5,198	6,429
Pound Sterling	1,584	1,674	-515	-484	1,069	1,190
Polish Zloty	4,652	4,292	-2,009	-1,616	2,643	2,677
Australian Dollar	3,307	3,373	-1,933	-2,161	1,374	1,212
Turkish Lira	469	557	0	0	469	557
Chinese Yuan	2,015	2,439	1	-830	2,016	1,609
Russian Rouble	597	396	0	0	597	396
Romanian Leu	913	913	-228	-176	685	736
Thai Baht	1,307	1,266	-829	-838	478	428
Other currency	3,032	3,346	-1,995	-2,748	1,036	599
Total	**27,573**	**29,509**	**-12,008**	**-13,675**	**15,565**	**15,834**

1. The FX sensitivity is expressed as the FX spot equivalent position.

EBA Structural FX guidelines
In line with the EBA guidelines on Structural FX, upon permission from the competent authorities, certain currency positions are being excluded from the calculation of net open currency positions under CRR article 352(2). The resulting impact is presented in the Pillar 3 disclosure.

Equity price risk in banking books (*)
ING maintains a portfolio with substantial equity exposure in its banking books.

Risk profile (*)
Equity price risk arises from the possibility that an equity security's price will fluctuate, affecting the values of the equity security itself as well as other instruments whose values react similarly to the particular security, a defined basket of securities, or a securities index. ING's equity exposure mainly consists of the investments in associates and joint ventures of €1,607 million (2024: €1,679 million) and equity securities held at fair value through other comprehensive income (FVOCI) of €2,607 million (2024: €2,562 million). The value of equity securities held at FVOCI is directly linked to equity security prices with increases/decreases being recognised in the revaluation reserve.

Investments in associates and joint ventures are measured in accordance with the equity method of accounting, and the balance sheet value is therefore not directly linked to equity security prices. The equity sensitivity is expressed as the equity position.

Year-on-year variance analysis (*)
In 2025, the revaluation reserve equity securities decreased by €372 million from €1,816 million to €1,444 million due to revaluation of the shares in Bank of Beijing with €-403 million. In 2025, the equity securities at fair value through OCI increased by €45 million mainly due to increased stake in Van Lanschot Kempen.

Revaluation reserve equity securities at fair value through other comprehensive income (*)		
in EUR million	2025	2024
Positive remeasurement	1,456	1,820
Negative remeasurement	-12	-4
Total	**1,444**	**1,816**

Market risk in trading books (*)
Within the trading portfolios, the positions are maintained in the financial markets. These positions are often a result of transactions with clients and may benefit from short-term price movements. In 2025, ING continued its strategy of undertaking trading activities to develop its client-driven franchise and deliver a differentiating experience by offering multiple market and trading products.

With respect to the trading portfolios, Trading Risk Management (TRM) focuses on the management of market risks of Wholesale Banking (mainly Financial Markets) as this is the only business line within ING where trading activities take place. Trading activities include facilitation of client business and market making. TRM is responsible for the development and implementation of trading risk policies and risk measurement methodologies, and for reporting and monitoring risk exposures against approved trading limits. TRM also reviews trading mandates and global limits, and performs the gatekeeper role in the product review process (PARP).

Risk measurement (*)
ING uses a comprehensive set of methodologies and techniques to measure market risk in trading books: Value at Risk (VaR) and Stressed Value at Risk (SVaR), Incremental Risk Charge (IRC), and stress testing. Systematic validation processes are in place to validate the accuracy and internal consistency of data and parameters used for the internal models and modelling processes.

Value at Risk (*)
TRM uses the historical simulation VaR methodology (HVaR) as its primary risk measure. The HVaR for market risk quantifies, with a one-sided confidence level of 99 percent, the maximum overnight loss that could occur in the trading portfolio of ING due to changes in risk factors (e.g. interest rates, equity prices, foreign exchange rates, credit spreads, implied volatilities), considering the positions remain unchanged for a time period of one day.

Next to general market movements in these risk factors, HVaR also takes into account market data movements for specific moves in, for example, the underlying issuer or securities. A single model which diversifies general and specific risk is used. In general, a full revaluation approach is applied, while for a limited number of linear trading positions and risk factors in commodity and equity risk classes, a sensitivity-based approach is applied. The potential impact of historical market movements on today's portfolio is estimated, based on equally weighted observed market movements of the previous year (260 business days). When simulating potential movements in risk factors, depending on the risk factor type, either an absolute or a relative shift is used.

The data used in the computations is updated daily. ING uses HVaR with a one-day horizon for internal risk measurement, management control, and backtesting, and HVaR with a 10-day horizon for determining regulatory capital. To compute HVaR with a 10-day horizon, the one-day risk factor shifts are scaled by the square root of 10 and then used as an input for the revaluation. The same model is used for all legal entities within ING with market risk exposure in the trading portfolio.

Limitations (*)
HVaR has some limitations: it uses historical data to forecast future price behaviour, but future price behaviour could differ substantially from past behaviour. Moreover, the use of a one-day holding period (or 10 days for regulatory capital calculations) assumes that all positions in the portfolio can be liquidated or hedged in one day. In periods of illiquidity or market events, this assumption may not hold. Also, the use of a 99 percent confidence level means that HVaR does not take into account any losses that occur beyond this confidence level.

Backtesting (*)
Backtesting is a technique for the ongoing monitoring of the plausibility of the HVaR model in use. Although HVaR models estimate potential future trading results, estimates are based on historical market data. In a backtest, the actual daily trading result (excluding fees and commissions) is compared with the one-day HVaR.

In addition to using actual results for backtesting, ING also uses hypothetical results, which exclude the effects of intraday trading, fees, and commissions. When an actual or a hypothetical loss exceeds the

HVaR, an 'outlier' occurs. Based on ING's one-sided confidence level of 99 percent, an outlier is expected once in every 100 business days.

On an overall level in 2025, there was one outlier for hypothetical P&L and zero outliers for actual P&L. The hypothetical outlier occurred in the first quarter of 2025, mainly driven by higher EUR rates due to anticipated changes in German fiscal policy.

Stressed HVaR (*)
The stressed HVaR (SVaR) is intended to replicate the HVaR calculation that would be generated on the bank's current portfolio with inputs calibrated to the historical data from a continuous 12-month period of significant financial stress relevant to the bank's portfolio.

To calculate SVaR, ING uses the same model that is used for 1DHVaR, with a 10-day horizon. The data for the historical stress period used currently includes the height of the credit crisis around the fall of Lehman Brothers (2008-2009), and this stressed period selection is reviewed annually. The historical data period is chosen so that it gives the worst-scenario loss estimates for the current portfolio. The same SVaR model is used for management purposes and for regulatory purposes. The same SVaR model is used for all legal entities within ING with market risk exposure in the trading portfolio.

Incremental risk charge (*)
The incremental risk charge (IRC) for ING is an estimate of the default and migration risks for credit products (excluding securitisations) in the trading book, over a one-year capital horizon, with a 99.9 percent confidence level. Trading positions (excluding securitisations) of ING, which are subject to specific interest rate risk included in the internal model approach for market risk regulatory capital, are in scope of the IRC model. By model choice, equity is excluded from the model. For the calculation of IRC, ING performs a Monte Carlo simulation based on a multi-factor t-copula. In the multi-factor IRC model the supervisory asset correlations are no longer applicable and the calibration of the correlations is based on historical market data. The rating change is simulated for all issuers over the different liquidity horizons (i.e. time required to liquidate the position or hedge all significant risks) within one year. Movements across different

rating categories and probabilities of default are governed by a credit-rating transition matrix. An internal transition matrix along with internal LGDs is used, to comply with the consistency requirement. The financial impact is then determined for the simulated migration to default, or for the simulated migration to a different rating category, based on LGD or credit spread changes, respectively.

The liquidity horizon has been set to the regulatory minimum of three months for all positions in scope. ING reviews the liquidity horizons on a yearly basis, based on a structured assessment of the time it takes to liquidate the positions in the trading portfolio.

Stress testing and event risk (*)
Stress testing is a valuable risk management tool. In addition to the bank-wide stress-test framework as described in the stress-testing section, Trading Risk Management performs stress tests specific to the trading book with various frequencies. The trading book stress tests evaluate the impact on the bank's trading book under severe but plausible stress scenarios, using a full revaluation approach. The framework is based on historical as well as hypothetical scenarios. The stress result is an estimate of the profit and loss caused by a potential event and its worldwide impact for ING. The results of the stress tests are used for decision-making, aimed at maintaining a financially healthy going-concern institution after a severe event occurs.

In stress scenarios, shocks are applied to prices (credit spreads, interest rates, equity, commodities, and FX rates) and volatilities. Depending on the type of the stress test, additional scenario assumptions can be made, for example on correlations, dividends, or recovery rates. The structural scenarios are defined to cover market moves in various directions and capture different asset class correlations. Scenarios are calculated using a full revaluation approach. The worst scenarios are determined for each product line, business line, and super business line, and compared against limits.

Other trading limits

HVaR and event risk limits are the most important limits to control the trading portfolios. Additionally, limits have been set on SVaR and IRC, and ING uses a variety of other controls to supplement these limits. Position and sensitivity limits are used to prevent large concentrations in specific issuers, sectors, or countries. Moreover, other risk limits are set with respect to the activities in complex derivatives trading. The market risk of these products is controlled by product-specific limits and constraints.

Risk profile

The following chart shows the development of the overnight HVaR under a 99 percent confidence level and a one-day horizon versus actual and hypothetical daily trading profits and losses. In calculation of the hypothetical daily profit and loss, the trading position is kept constant and only the market movement is taken into account. The overnight HVaR is presented for the ING trading portfolio for 2025.

The risk figures shown in the backtesting graph and in the table below relate to all trading books that use the internal model approach.

1d VaR for internal model approach trading portfolios								
in EUR million	Minimum		Maximum		Average		Year end	
	2025	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**
Interest rate [1]	6	6	23	17	10	12	6	11
Equity and commodity	4	2	9	7	7	4	6	6
Foreign exchange	2	1	6	14	3	3	4	2
Credit spread	2	2	6	12	3	4	2	3
Diversification [2]					-9	-7	-8	-6
Total VaR [2]	**10**	**7**	**19**	**21**	**14**	**15**	**11**	**16**

[1] For calculation of HVaR per risk class the full valuation is performed according to HVaR methodology using a set of scenario changes for the risk factors for the particular risk class, while risk factors for all other risk classes are kept unchanged.

[2] The total HVaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the minimum/maximum observations for both the individual markets as well as for total HVaR may occur on different dates. Therefore, diversification is not calculated for the minimum and maximum categories.

EU MR4. Consolidated trading VaR ING Bank

in EUR million



— 1D HVaR — Actual P&L — Hypo P&L

Average 1D/10D HVaR, SVaR, and IRC over 2025 has decreased compared to 2024, resulting in a decrease in overall capital for 2025. The overall average has decreased in 2025 for all trading portfolios, mainly due to an increase in diversification, despite high volatility due to the ongoing geopolitical tensions and increased trade frictions.

ING does not calculate comprehensive risk capital charge and therefore it appears as n/a in the table below.

EU MR3: internal model approach values for trading portfolios		
in EUR million	2025	2024
VaR (10 day 99%)		
1 Maximum value	59	73
2 Average value	41	48
3 Minimum value	29	29
4 Period end	33	47
Stressed VaR (10 day 99%)		
5 Maximum value	149	175
6 Average value	90	109
7 Minimum value	47	56
8 Period end	51	98
Incremental risk charge (99.9%)		
9 Maximum value	288	232
10 Average value	144	125
11 Minimum value	46	64
12 Period end	144	100
Comprehensive risk capital charge (99.9%)		
13 Maximum value	n/a	n/a
14 Average value	n/a	n/a
15 Minimum value	n/a	n/a
16 Period end	n/a	n/a

Sensitivities (*)

As part of the risk monitoring framework, TRM actively monitors the sensitivities of the trading portfolios. Sensitivities measure the impact of movements in individual market risk factors (foreign exchange rates, interest rates, credit spreads, equity and commodity prices) on profit and loss results of the trading positions and portfolios.

The following tables show the five largest trading positions in terms of sensitivities to foreign exchange, interest rate, and credit spread risk factor movements. These largest exposures also reflect concentrations of risk in FX risk per currency, interest rate risk per currency, and credit spread risk per country, rating, and sector. Due to the nature of the trading portfolios, positions in the portfolios can change significantly from day to day, and sensitivities of the portfolios can change daily accordingly.

Most important foreign exchange year-end trading positions (*)			
in EUR million	2025		2024
Foreign exchange		Foreign exchange	
US Dollar	-260	US Dollar	-93
Turkish Lira	229	Turkish Lira	84
Chinese Yuan	88	Korean Won	62
Japanese Yen	-49	Japanese Yen	61
Romanian Leu	42	Chinese Yuan	-37

Most important interest rate and credit spread sensitivities at year-end (*)			
in EUR thousand	2025		2024
Interest rate (BPV) [1]		**Interest rate (BPV)** [1]	
Euro	-312	Euro	-799
US Dollar	-161	US Dollar	-198
British Pound	-133	British Pound	-189
Japanese Yen	133	Korean Won	-54
Philippine Peso	-98	Philippine Peso	-54
Credit spread (CSO1) [2]		**Credit spread (CSO1)** [2]	
France	178	United States	193
United Kingdom	111	Netherlands	-165
Netherlands	75	France	-113
Indonesia	-63	Poland	69
South Korea	63	Germany	49

[1] Basis point value (BPV) measures the impact on value of a one basis point increase in interest rates.
[2] Credit spread sensitivity (CS01) measures the impact on value of a one basis point increase in credit spreads. Exposures to supranational institutions are not assigned to a specific country.

Credit spread sensitivities per risk class and sector at year-end (*)				
	2025		2024	
in EUR thousand	Corporate	Financial institutions	Corporate	Financial institutions
Credit spread (CSO1) [1]				
Risk classes				
1 (AAA)	-2	-19	-2	-118
2–4 (AA)	26	-13	-44	-27
5–7 (A)	64	-37	49	-246
8–10 (BBB)	191	-54	93	-76
11–13 (BB)	38	-14	38	-13
14–16 (B)	56	8	23	-12
17–22 (CCC and NPL)	6	4	4	2
Total	**378**	**-124**	**162**	**-489**

[1] Credit spread sensitivity (CS01) measures the impact on value of a one basis point increase in credit spreads.

Internal model approach

Market risk regulatory capital has decreased during 2025 compared to 2024. This mainly reflect lower interest rate positions during 2025, as well as the reduced regulatory-driven capital multiplier.

EU MR2-A: Market risk under internal model approach

in EUR million

		2025		2024	
		RWA	Total own funds requirements	RWA	Total own funds requirements
1	**VaR (higher of values a and b)**	**1,521**	**122**	**1,964**	**157**
(a)	Previous day's VaR (VaRt-1)		33		49
(b)	Multiplication factor (mc) x average of previous 60 working days (VaRavg)		122		157
2	**SVaR (higher of values a and b)**	**2,877**	**230**	**4,915**	**393**
(a)	Latest available SVaR (SVaRt-1)		51		116
(b)	Multiplication factor (ms) x average of previous 60 working days (sVaRavg)		230		393
3	**IRC (higher of values a and b)**	**2,014**	**161**	**1,457**	**117**
(a)	Most recent IRC measure		144		116
(b)	12 weeks average IRC measure		161		117
4	**Comprehensive risk measure (higher of values a, b and c)**				
(a)	Most recent risk measure of comprehensive risk measure				
(b)	12 weeks average of comprehensive risk measure				
(c)	Comprehensive risk measure – Floor				
5	**Other**	**582**	**47**	**340**	**27**
6	**Total**	**6,994**	**560**	**8,676**	**694**

Standardised approach

EU MR1: market risk under standardised approach

in EUR million	2025	2024
	RWA	RWA
Outright products		
1 Interest rate risk (general and specific)	92	31
2 Equity risk (general and specific)		
3 Foreign exchange risk	4,968	4,374
4 Commodity risk		
Options		
5 Simplified approach		
6 Delta-plus method		
7 Scenario approach		
8 Securitisation (specific risk)		
9 Total	**5,060**	**4,405**

The MRWA under standardised approach have increased compared to 2024.

Market risk capital
Economic capital
Market risk economic capital (MREC) measures the capital ING must hold to protect itself against losses due to market risks. MREC covers the entire balance sheet of ING Group, and includes market risk sub-types such as: interest rate and basis risk, credit spread risk, customer behaviour risk, FX risk, equity risk, and commodity risk.

MREC is calculated as the 99.9 percent worst value loss that can be incurred from one-year shocks to the underlying risk drivers. While aggregating the different economic capital market risk figures for the different portfolios, diversification benefits are taken into account as it is not expected that all extreme market movements will appear at the same moment.

Regulatory capital
Market risk regulatory capital is the amount of capital that ING has to hold to protect itself against losses due to market risks, as required by the financial regulator. From a regulatory capital perspective, market risk stems from all the positions included in a bank's trading book, as well as from commodity and foreign exchange risk positions in the whole balance sheet of ING Group. According to the Capital Requirements Regulation (CRR/CRD IV), regulatory capital (own funds requirements) for market risk can be calculated using the standardised approach or an internal model approach.

FX risk in banking book
Regulatory Capital requirements for FX risk in banking book is set out in Part 3, Title IV, Chapter 3 of the Capital Requirements Regulation (CRR). This is further supplemented by EBA guidelines on Structural FX for the calculation of the net open currency positions (CRR Art 352(2)). ING uses the standardised approach where the capital requirement is 8 percent of this total net currency and gold position.

Equity risk in banking book
Equity regulatory capital is included as part of Credit RWA as prescribed by regulations. As of January 2025, ING applies the Standardised Approach (SA) for the calculation of Regulatory Capital as described in Capital Requirements Regulation (CRR3) Art 133. Under CRR3 SA, the RWA amount is calculated by multiplying the risk weight with the exposure value (not tailored to a specific internal model). The capital requirement is 8 percent of the RWA value.

Trading book
ING has regulatory approval to use an internal model to determine the regulatory capital for the market risk in all trading books of ING. Market risk capital of trading books is calculated according to the CRR, using internal HVaR, SVaR, and IRC models, where diversification is taken into account. Collective investment undertakings (CIUs), cryptocurrency assets (Bitcoin NDF) and asset-backed securities (ABS) exposures in trading books are calculated using the standardised approach with fixed risk weights. ING does not have a correlation trading portfolio in the trading book.

Funding and liquidity risk

Introduction (*)

Funding and liquidity (F&L) risk is the risk that ING or one of its subsidiaries cannot meet their financial obligations upon their maturity date at a reasonable cost and in a timely manner. ING incorporates funding and liquidity risk management in its business strategy and has established a funding and liquidity risk framework to manage these risks within pre-defined boundaries.

The following sections elaborate on the various elements of funding and liquidity risk:
- Funding and liquidity risk framework;
- Funding and liquidity risk management strategy and objectives;
- Funding and liquidity adequacy and risk appetite;
- Funding and liquidity risk indicators;
- Liquidity stress testing; and
- Contingency funding planning.

Funding and liquidity risk framework (*)

Macroeconomic and market environments are important considerations in ING's F&L framework. The macroeconomic environment is comprised of various exogenous factors over which ING has no control, but which may have a material impact on ING's F&L position. Exogenous factors analysed on a regular basis include:
- performance of global and local macroeconomic indicators, e.g. shifts in gross domestic product, inflation rates, unemployment rates, and public deficit/surplus;
- developments and risks arising from geopolitical tensions and trends;
- monetary policy with a focus on the alternative monetary measures employed by central banks in recent years as a result of the global energy crisis and periods of high inflation; and
- regulatory requirements, e.g. understanding the changing regulatory landscape as well as the impact of ING's actions on existing regulatory boundaries.

The strategic ambitions of ING, together with the design and execution of the funding plan, are assessed under both current and projected market conditions. An emphasis is placed on understanding overall market trends and developments, credit rating changes, and peer comparisons.

The EB, MBB, and staff departments from the CRO and CFO domains, as well as Group Treasury, have oversight of, and are responsible for, managing funding and liquidity risks.

Funding and liquidity management strategy and objectives (*)

The main objective of ING's funding and liquidity risk management is to maintain sufficient liquidity to fund the commercial activities of ING both under normal and stressed market circumstances across various locations, currencies and tenors.

ING's funding consists mainly of retail and corporate deposits contributing to 53 percent and 22 percent of total funding, respectively. These funding sources provide a stable funding base. The remainder of the required funding is attracted primarily through a combination of long-term and short-term professional funding. Group Treasury manages the professional funding in line with the F&L risk appetite with the aim of ensuring a sufficiently diversified and stable funding base.

Funding mix[1]		
	2025	2024
Funding type		
Customer deposits (private individuals)	53 %	53 %
Customer deposits (other)	22 %	22 %
Lending/repurchase agreements	5 %	5 %
Interbank	2 %	2 %
CD/CP	5 %	5 %
Long-term senior debt	11 %	11 %
Subordinated debt	2 %	2 %
Total	**100 %**	**100 %**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term professional funding is diversified across maturities and currencies. The main portion of long-term professional funding is euro and US dollar denominated, which is in line with the currency composition of customer lending.

ING Group long-term debt maturity profile by currency at year-end 2025[1]

in EUR billion (nominal amounts)	2026	2027	2028	2029	2030	2031	Beyond 2031	Total
Currency								
EUR	7.7	7.0	10.7	10.3	11.7	7.2	29.3	**84.0**
USD	1.1	4.2	2.6	2.4	1.6	1.0	7.9	**20.7**
Other	2.2	1.7	2.4	2.7	1.5	0.4	3.6	**14.3**
Total	**10.9**	**12.9**	**15.7**	**15.3**	**14.8**	**8.6**	**40.8**	**119.0**

[1] Amounts adjusted to exclude Tier 1 instruments.

ING Group long-term debt maturity profile by currency at year-end 2024[1]

in EUR billion (nominal amounts)	2025	2026	2027	2028	2029	2030	Beyond 2030	Total
Currency								
EUR	4.7	9.2	7.1	9.7	10.3	10.6	27.0	**78.6**
USD	0.3	3.9	4.8	3.3	1.4	1.5	7.5	**22.8**
Other	1.2	2.7	1.7	1.8	2.6	0.2	3.1	**13.3**
Total	**6.2**	**15.8**	**13.6**	**14.8**	**14.3**	**12.4**	**37.6**	**114.7**

[1] Amounts adjusted to exclude Tier 1 instruments.

Funding and liquidity adequacy and risk appetite (*)

ING identifies key drivers of short-term and future liquidity and funding needs on an ongoing basis through the periodic risk-identification process. Taking into consideration the identified risk drivers, ING regularly assesses its current and future liquidity adequacy and, if deemed necessary, takes action to further improve ING's liquidity position and maintain sufficient counterbalancing capacity. A Liquidity Adequacy Statement is formulated on a regular basis to substantiate and reflect the management view on the current funding and liquidity position as well as the potential future challenges. The Liquidity Adequacy Statement is an important part of ING's Internal Liquidity Adequacy Assessment Process (ILAAP). Additionally, ING completes ad-hoc funding and liquidity assessments if deemed necessary.

ING assesses its F&L adequacy through three lenses – stress, economic, and normative:

- Through the stress lens, ING evaluates its ability to withstand periods of prolonged F&L stress for both normative and economic requirements. Limits under idiosyncratic, market-related, combined idiosyncratic and market-related, and climate risk scenarios, which lead to customer deposit outflows, deterioration of access to funding markets, and lower liquidity value of counterbalancing capacity are evaluated.
- Through the economic lens, ING assesses the extent to which its customers, professional counterparties, and investors are comfortable to provide deposits and funding in the tenors, currencies, and instruments necessary to sustainably fund the business (intraday, short-term, and long-term) in a going-concern situation.
- Through the normative lens, ING ascertains that the bank is in the position to meet current and future domestic and host regulatory requirements.

For each lens, ING has established a related set of risk appetite statements, which define ING's risk appetite, commensurate with the principles of liquidity adequacy.

The F&L risk appetite statements are translated into metrics with appropriate boundaries and instruments which are used to regularly measure and manage ING's funding and liquidity risk. The risk appetite with respect to the stress lens aims to have sufficient counterbalancing capacity under various internally defined stress scenarios. Regarding the economic perspective, an internally defined stable funding to loans (SFtL) ratio and stable funding surplus (SFS) metric (supplemented by other metrics) is used to stimulate a diversified funding base and to prevent overreliance on professional funding. Finally, the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR) regulatory metrics are monitored in terms of both ING's risk appetite and normative requirements.

Funding and liquidity risk indicators

ING Group liquidity risk indicators

	2025	2024
Liquidity buffer (in € billion)[1]	328.4	338.6
LCR[2]	140 %	143 %
NSFR[3]	128 %	133 %
Asset encumbrance (AE)[4]	18 %	19 %
Survival period (severe stress)[5]	>12 months	>12 months

[1] Consolidated Liquidity Buffer is reflected as a fixed point in time.
[2] Consolidated LCR is based on a 12-month rolling average.
[3] Consolidated NSFR is reflected as a fixed point in time.
[4] Consolidated AE is reflected as a median of the end-of-period values for each of the four quarters of the reporting year.
[5] Consolidated Survival period after management actions.

The liquidity buffer (counterbalancing capacity) is expressed as the market value of the underlying positions and consists largely of deposits at central banks and highly liquid assets qualifying as HQLA for the LCR. In addition to the HQLA, other securities, mainly retained covered bonds and ABS, further strengthen the available liquidity buffer. Depending on the underlying assets, haircuts are applied on the market value to determine the liquidity value of the buffer.

Liquidity stress testing (*)

Funding and liquidity stress testing forms part of the overall F&L framework. It allows ING to examine the effects of exceptional but plausible future events on ING's funding and liquidity position and provides insight into which entities, business lines, or portfolios are vulnerable to which types of risk drivers or scenarios.

The stress-testing framework encompasses the funding and liquidity risks of the consolidated balance sheet of ING Group, including all entities, business lines as well as on- and off-balance sheet positions. The net liquidity position (NLP) is the main stress-testing measure and is measured at different time buckets.

The stress-testing framework considers idiosyncratic, market-wide, combined (idiosyncratic and market-wide) and climate-stress scenarios. The design of the framework is based on empirical evidence supplemented by expert judgment. The framework can be extended to additional ad-hoc scenarios. For example, it can be used as input for firm-wide stress testing and reverse stress testing.

Outcomes of the stress tests are considered in the key aspects of ING's F&L risk framework and F&L risk management, including:
- Risk Appetite Framework (through risk appetite statements);
- Risk identification and assessment;
- Monitoring of the liquidity and funding position;
- Business actions (if needed);
- Contingency funding plan; and
- Early-warning indicators.

The funding and liquidity stress-testing framework is also subject to regular internal validation by model validation.

In line with supervisory expectations, ING's liquidity position is stress tested on (at minimum) a monthly basis using scenarios that form part of the F&L risk appetite statement. The results of all internal stress scenarios are monitored and assessed on a monthly basis. In addition, ad-hoc scenarios based on current economic and market developments are run to determine their potential impacts on the funding and liquidity position of ING. In 2025, this included stress-test scenarios assessing the impact of a shutdown of US short- and long-term funding markets and FX markets. The internal stress scenarios and their corresponding results serve as input in the decision on holding additional contingency measures.

Contingency funding planning (*)

ING's contingent F&L risks are addressed in its Contingency Capital and Funding Plan (CCFP). The objectives of the CCFP include:
- Establishment of a monitoring framework to detect approaching contingent events as well as their impact on ING's F&L position;
- Provision of a plan for responding to various and increasing levels of a bank's liquidity and capital shortfall under adverse and stressed conditions;
- Designation of management responsibilities, crisis communication methods and channels, and reporting requirements;
- Identification of contingent capital and liquidity sources under escalating adverse and stressed conditions; and
- Description of the steps needed to ensure the bank's capital and liquidity sources are sufficient to fund scheduled operating requirements and meet the institution's commitments, with minimal costs and disruption.

The contingency funding measures are developed in conjunction with the ING Recovery Plan and are reviewed and tested on a regular basis.

Environmental, social and governance (ESG) risk

Introduction

ESG risk is defined as any negative financial and/or non-financial impact on ING due to the present or future impact to/dependencies from factors on and stemming from ING's full value chain.

ESG risk is not an independent risk category/risk type but rather a set of drivers[1] affecting the likelihood and severity of existing risk categories/risk types. ESG risk is an overarching set of risk drivers affecting:
- Financial risks: credit risk, market risk, funding and liquidity risk;
- Non-financial risks and compliance risk; and
- Other overarching risks: model risk and business and strategy risk.

The risk drivers[2] are defined as risk events that lead to an impact on ING's financial solvency or funding and liquidity position via the above-mentioned risk types. Our comprehensive approach ensures we integrate ESG considerations into our risk management practices, aligning with our commitment to sustainable growth and resilience.

Definitions

ESG factors

ESG factors are defined as environmental, social, or governance matters that may have a positive or negative impact on the non-financial/financial performance or solvency of an entity, sovereign, or individual. ING's ESG taxonomy of ESG factors are defined through the consideration of the CSRD and EUT.



Environment
- Climate-change adaptation
- Climate-change mitigation
- Pollution
- Water & marine resources
- Circular economy
- Biodiversity and ecosystems



Social
- Own workforce and workers in the value chain
- Customers
- Communities



Governance
- Business conduct

Value chain

Value chain is a concept derived from CSRD Annex II as 'the full range of activities, resources and relationships related to the business model(s) of the undertaking and the external environment in which it operates'. For ING, the concept of the value chain defines the scope of the ESG risk management lifecycle.

| Supply chain | Own operations | Wholesale Banking | Business Banking | Private Individuals & Private Banking | Treasury & other investments |

Double materiality

ING must identify both actual and potential:
- impacts on people and the environment (impact materiality, inside-out); as well as
- sustainability matters that impact ING's financial positions (financial materiality, outside-in).

Impact materiality and financial materiality assessments are interrelated, as financial materiality may stem from negative impact, dependency on resources, and context analysis. ING defines material ESG factor per value chain for both impact and financial materiality.

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[1] In line with the European Central Bank (ECB) guide on climate-related and environmental risks.
[2] As per the ING Group Risk Identification and Risk Assessment Procedure for ICLAAP purposes.

The ESG risk framework

The ESG risk framework provides a definition of ESG risk, the governance structure supporting the management of ESG risk, and an overview of the various roles and responsibilities related to ESG risk. The framework assists in managing ESG risk effectively through the application of the risk management process at various levels of the organisation. The framework integrates governance components, including the three lines of defence, defined organisational responsibilities, and ESG oversight bodies, and is underpinned by a continuous ESG Risk Management Cycle (aligned with the Risk Management Cycle) encompassing identification, assessment, mitigation, reporting, and monitoring, as described in detail below.

Governance

ING has a governance structure with well-defined, transparent, and consistent lines of responsibility in managing ESG risk in line with the three lines of defence. For more information, see 'Three lines of defence'.

ESG risk bodies

The ESG committees and bodies at ING are responsible for overseeing and integrating ESG matters into ING's strategy and daily operations in line with our sustainability governance. The following committees, bodies, and their associated charters are relevant with regard to the framework:

- Supervisory Board ESG Committee (SB-ESG): The ESG Committee assists the SB by generally monitoring and advising on relevant ESG developments.
- Executive Board (EB) and Management Board Banking (MBB): ING's EB/MBB has overall responsibility for the ESG risk framework and is accountable for having it implemented and embedded.
- The key risk committees: Acting within delegated authorities granted by the MBB, support on implementation and execution of the controls mitigating material ESG risks.
- ESG Risk Committee (ERC): A standing committee that receives its mandate from the MBB, and is responsible for the approval of ESG risk procedures and mandatory instructions as well as its rollout in the different impacted functions. In addition, it advises MBB and MBB-delegated committees on the implementation and execution of the controls mitigating material ESG risk.

Organisational bodies

Management of ESG risk is embedded within all material risk types across the three lines of defence. Within the CRO domain, ESG risk governance is embedded into the existing global risk governance framework. It aligns with the structures that steer risk categories and types globally.

The global ESG Risk department's role is to ensure that all risk functions incorporate ESG considerations into their processes, while the local (ESG) risk functions are responsible for the local adoption of the global policies, methodologies and instructions issued by the global ESG Risk department.

Managing ESG risk

The primary concern relates to the long-term impact on credit quality and income, rather than immediate solvency. Climate and environmental-related risks may increase the risk of borrower default and reduce income from vulnerable sectors. The focus is on managing underlying risks by increasing risk management intensity. The ESG risk framework assists in managing ESG risk effectively through the application of the risk management process at varying levels of the organisation. The risk cycle describes the processes by which ING can identify, assess, mitigate, monitor, and report ESG risk integrated within the existing risk types.

Risk identification

It is our policy to formalise and maintain an up-to-date ESG impact and risk inventory. This inventory includes descriptions of the drivers of ESG negative impacts and ESG risks. Regarding the risk drivers, the inventory further details their transmission channels and maps them to the risk categories where ESG risk drivers can materialise. Additionally, the inventory briefly outlines the drivers of positive impact and opportunities. The overview of the process to identify impacts, risks, and opportunities is detailed in the 'Sustainability statement'.

Risk assessment

ESG metrics are defined and assessed against predetermined thresholds to determine materiality. The outcome of the double materiality assessment (DMA) defines the way ESG risk is adopted in the business strategy and the risk management of each risk category/risk type to be mitigated. In

addition to the results of the DMA, ING considers some ESG factors to be important[1] for the risk assessment and due-diligence processes that follow. The DMA approach and outcome interpretation are described in detail in the 'Sustainability statement'.

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[1] Important ESG factors are determined on a case by case basis and consider international standards such as the OECD Guidelines for Multinational Enterprises on responsible business conduct and the UNGPs on Business and Human Rights.

Transmission channels	Material: Financial & non-financial risks[1]		
	Risk category	**Short term**	**Medium-long term**
E1: Climate change; E4: Biodiversity and ecosystems **Business** ■ Property damage & Business disruption ■ Stranded assets & New capital expenditure **Households** ■ Loss of income ■ Property damage **Macro economy** ■ Shifts in prices ■ Productivity changes ■ Labour market frictions	Credit risk	E1, E4	E1, E4
	Compliance risk	S1, S4, G1	E1, E4, S1, S4, G1
	Market risk	In scope of the assessment, no material risks identified	
	Liquidity risk		
	Non financial risk	S1	S1
	Business risk	E1 (climate change mitigation)	E1 (climate change mitigation)

S1: Own workforce; S4: Consumers and end-users

Social and governance
■ Negative customer and investor preference
■ Legal liability for damages caused and loss of customer preference
■ Negative impact on workforce

G1: Business conduct

The above visualisation and the following paragraphs illustrate the mapping of ESG risk drivers to financial and non-financial risks across different time horizons.

■ **Credit risk**
 – Climate transition risk: ING has credit exposure to clients whose business models may be more vulnerable to climate transition risks, potentially resulting in business disruption and reduced earnings, which could impair their ability to repay loans or meet other financial obligations. In addition, adverse climate conditions may lead to depreciation in the value of collateral.

- Entities may be affected by increased operating costs and reduced revenue due to fines, taxes and adaptation costs which, in turn, might decrease clients' affordability and ability to repay, thus increasing PDs.
- The transition to environmentally sustainable economies might make carbon intensive assets in ING's lending portfolio more vulnerable to disinvestment and demand – leading to potential write-offs, stranded assets, early retirement of assets (based on carbon profiling/intensity) and a decrease in the collateral value for brown assets. This in turn might result in higher loan to values (LTVs) and LGDs.

 – **Climate physical risk:** Climate-related physical impacts can lead to significant losses, unexpected expenses, and reduced income and profits for borrowers. This may impair their ability to repay loans, thereby increasing credit risk for ING. Additionally, the frequency and intensity of extreme events can affect the value of real estate or other collateral, altering the relationship between the loan and the asset's value.
   - Acute and chronic risks can negatively impact cash flows of affected entities: 1) as damaged physical capital might generate less income, 2) operational disruptions might lead to decreased productivity and increased operational costs and 3) increased insurance premiums. This might decrease clients' affordability and ability to repay debt and therefore increase PDs. For sovereign and municipal exposures, the income effects from physical risk events may primarily arise through lower tax revenues and higher spending channels to compensate for negative impacts and adaptation costs.
   - Write-offs, asset devaluation and early retirement of existing assets due to acute events decrease the value of collateral and have a negative impact on LTVs, and therefore LGDs.
 – **Biodiversity and ecosystems (impact on species):** The negative impact on biodiversity, which can result in a demise in natural resources, can disrupt clients' operations, leading to financial losses. Financial losses can also occur due to reputational damage. This may leave them unable to repay loans or meet their obligations on other financial transactions at the same time as reducing the value of the business.

■ **Compliance risk**
 – **Climate transition risk:** Assuming that regulation in Europe will continue to increase in the coming years and decades, the inherent risk may rise accordingly. These risks are expected to become more pronounced in the medium and long term, driven by increased regulatory expectations and stronger embedding in the prudential framework.

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[1] Material with reputational risk

- **Biodiversity and ecosystems**: compliance risk due to increasing expectations on the integration of biodiversity and ecosystems into European regulation and the prudential framework.
- **Business Conduct:** Financial loss, regulatory fines, and reputational damage resulting from infringements of our corporate culture, potential instances of bribery and corruption, and failure to protect whistleblowers.
- **Consumers and end-users:** materialisation of negative impact due to not providing access to quality information on transition and physical risks. Also includes privacy risk when failing to protect our customers' data.
- **Own workforce:** privacy risk linked to data protection of our own employees.
▪ **Non-financial risk**
  - Own workforce: Due to People Risk and/or Employment & Practice Risk (EPR), regarding the employment and inclusion of persons with disabilities and from diverse backgrounds, including gender equality. Moreover, EPR due to significant concerns raised on violence and harassment in the workplace.
▪ **Business and strategy risk**
  - **Climate transition risk:** High transition risk may materialise if ING's clients are unable to adapt their business models in line with climate regulation. In such cases, increasing carbon costs, regulatory restrictions, or declining market demand can weaken clients' profitability and balance-sheet strength. This may translate into reduced lending opportunities, ultimately affecting future income generation.

Failing to meet the commitments made can result in a loss of trust among ING's customers and stakeholders, which can result in customers choosing to take their business elsewhere. ING may therefore face increased costs related to customer acquisition and retention efforts, ultimately affecting profitability.

Measurement methodologies and impact
ING measures its exposure to ESG risks by assessing risks through risk quantification methodologies and tools. The methodologies take into account qualitative and quantitative criteria, different time horizons, and scenario analysis and stress testing,supporting an assessment of the organisation's resiliency under various climate and ESG-related conditions. Quantification leverages on top-down and bottom-up approaches, when applicable.

▪ **Physical risk tool:** ING has developed a tool to measure and assign a level of physical risk for four chronic and nine acute physical risks across the short, medium, and long term for portfolios and geographies in which ING operates. This range of hazards is recognised under EU Taxonomy. The thorough selection of hazards means this tool caters for broad, continent-spanning risks as well as local and nuanced ones. The tool has been developed using physical risk maps obtained and recognised by academically reputable sources.
▪ **Transition risk scorecard:** Used by ING to quantify transition risk with a scorecard approach at client-level. Methodology helps to identify the pool of high-risk clients within specific sectors, in order to subsequently manage these high-risk subsegments, taking into account ING's public commitments and sector-specific climate strategies (Terra approach). This pool of high-risk clients is subsequently managed via the climate risk-appetite setting.
▪ **ESG risk-assessment tool:** For WB, ING has developed an ESG risk-assessment approach which considers the (climate and) environmental, social and governance risk factors, negative impacts and dependencies of our WB customers, and fully integrates the previous ESR framework, which is now embedded under the umbrella of the new ESG Risk Framework. Tooling was developed to support the implementation of the assessment approach in the credit granting process. Depending on the ESG risk-assessment outcome and the impact on financial risks, additional mitigation might be required and factored in as one factor for the broader credit risk assessment.
▪ **Climate Stress Test and Resilience Analyses:** ING continues enhancing its climate stress-testing methodology to assess the impact of climate risks on corporate and mortgage exposures from a credit risk perspective under different climate scenarios.The methodology for short-/medium-term stress test (referred to as Climate Stress Test or CST) builds on existing stress test methodology (e.g. ICAAP, EBA), while a dedicated long-term methodology has been developed (referred to as Climate Resilience Analysis or CRA) to assess the impact on provisions under various scenarios and portfolio assumptions.

For both CST and CRA, dedicated climate scenarios are used, developed using NGFS short-term and long-term (Phase V) scenario publications as foundational inputs. These scenarios cover different narratives and explore the impact of 1) a baseline/continuation of current policies scenario, 2) a Net-Zero smooth transition scenario, 3) a delayed and abrupt transition scenario, 4) a low transition risk but high physical risk scenario. These scenarios influence macro-economic variables projections (e.g. GDP, unemployment rate, house prices, etc.) which, in turn, determine the forecast of the main credit risk parameters (e.g. risk migrations, PDs, LGDs etc.). This is referred to as the "macro" transmission channel.

In addition, dedicated climate overlays are incorporated to account for the impact of transition, physical and nature risk on a more granular level. This is referred to as the "micro" transmission channel.

For mortgages transition risk is modelled by estimating the relationship between household income and probability of default (PD), factoring in rising carbon prices, energy costs, and renovation expenses required for low energy label properties. A PD multiplier is then derived per portfolio, per energy performance certificates (EPC) level. Physical risk is assessed using ING's in-house Physical Risk Tool, which combines hazard maps and property-level exposure data to estimate expected losses. LGD is adjusted based on modelled damage functions and loss estimates of material Physical Risk.

For corporates, the dedicated overlays are implemented in the form of PD multipliers across 16 NACE sectors. These multipliers are derived using ING's EEST (Environmental Elasticity Scenario Tool) which assesses the impact of transition, physical and nature risk shocks on the market price and volume per sector, and subsequently the impact of these shocks on the counterparty's financial position. The resulting financial stress is then reflected in PDs.

The long-term analysis informs the resilience of the bank's business model. ING's proactive portfolio steering, sector-specific transition engagement, and transaction-level risk-management measures collectively enhance the bank's capacity to navigate increasing climate pressures and preserve its business resilience over time.

Risk mitigation

The mitigation of the identified risks in line with the risk appetite can be performed through several risk mitigating strategies, such as reducing the risk level, avoiding risk, accepting risk, or transferring the risk. The measures are embedded as part of the updates of the existing policies and procedures in the different risk categories/risk types in order to mitigate ESG risks with a material financial impact. Mitigation activities can be performed at a process, product, portfolio, client, or transaction level and include, but are not limited to:

- engaging with high ESG risk counterparties to understand and support their mitigation plans;
- setting RAS to limit the level of acceptable risks;
- incorporating ESG risks in the collateral valuation process; and
- ensuring appropriate business continuity plans and insurance are in place to reduce the impact of more frequent and severe ESG events for ING's value chain.

For more information on the actions taken on the identified material risks for each of the value chain segments, see the 'Sustainability statement'.

Risk monitoring, reporting and disclosures

ING aims to provide regular and transparent ESG reports and regulatory disclosures to ensure the management body and all relevant units in ING receive ESG risk information in a timely, accurate, concise, clear and meaningful manner. These reports cover the identification, assessment, measurement, monitoring, and management of ESG risks.

The ESG risk dashboard consists of comprehensive and integrated ESG risk-related, financial and non-financial information on business activities and own operations, summarising the following:

- Results of the double materiality assessment, detailing negative impacts, financial and non-financial materiality for each value chain segment;
- ING key climate risk indicators for material ESG risks across value chain segments. The depth of reporting is informed by the materiality assessments performed; and
- The outcome of the latest climate stress-testing assessment.

Non-Financial risk

Introduction

Non-financial risk (NFR) is defined as the risk of financial loss, legal or regulatory sanctions, or reputational damage due to inadequate or failing internal processes, people and systems, a failure to comply with laws, regulations and standards, or external events.

Non-financial risk management

Risk categories

ING categorises non-financial risks in the following 10 areas:

- Compliance risk is the risk of personal harm, financial loss, regulatory fines, litigation, business disruption and/or reputational damage due to impairment of ING Group's integrity caused by a failure (or perceived failure) to comply with applicable external laws, regulations and market standards, societal expectations and internal ING rules.
- Information (technology) risk is the risk of financial loss, regulatory fines, litigation, business disruption and/or reputational damage, breach of confidentiality, failure of integrity of systems and information, inappropriateness or unavailability of systems and information or inability to change information technology (IT) within a reasonable timeframe and with reasonable costs when the environment or business requirements change (i.e. agility). This includes security risks resulting from inadequate or failed internal processes or external events including cyberattacks or inadequate physical security.
- Operational resilience/business continuity risk is the risk of financial loss, regulatory fines, litigation, business disruption, and/or reputational damage due to the organisation's inability to deliver its Critical Business Services within their impact tolerance levels, and to respond and recover from severe disruption or crisis within predefined time frames, service levels, and capacity.
- Control risk is the risk of financial loss, regulatory fines, litigation, business disruption, and/or reputational damage due to not complying with controls set through governance procedures and/or project management methods, caused by improper or insufficient monitoring (testing) of entities or activities. The key components of Control Risk include Third and Intragroup Party Risk (TIPM) and Model Risk.

- Processing risk is the risk of financial loss, regulatory fines, litigation, business disruption and/or reputational damage due to unintentional (human) error during (transaction) processing, or due to data issues (including inadequate data governance, poor data quality, data not available for use, or data architectures not supporting business needs for data aggregation/consumption or reporting).
- Unauthorised activity risk is the risk of financial loss, regulatory fines, litigation, business disruptions and/or reputational damage due to unauthorised employee activities, approvals, or overstepping of authority that breach delegated mandates without constituting fraud.
- Personal and physical security risk is the risk of financial loss, regulatory fines, litigation, business disruption, and/or reputational damage due to criminal and environmental threats that might endanger the security or safety of ING personnel at work, people in ING locations, ING assets or assets entrusted to ING, people at ING event locations, or might impact the organisation's confidentiality, integrity, or availability.
- Employment practice risk is the risk of financial loss, regulatory fines, litigation, business disruptions and/or reputational damage due to breaches of employment, health, and/or safety laws, regulations or agreements from payment of personal injury claims, from diversity/discrimination events, unsafe physical and psychosocial working conditions, or from the unavailability of staff.

Fraud Risk consists of two risk areas:

- Internal fraud risk is the risk of financial loss, regulatory fines, litigation, business disruption, and/or reputational damage due to acts of fraud performed by or in collusion with an ING employee.
- External fraud risk is the risk of financial loss, regulatory fines, litigation, business disruption, and/or reputational damage due to acts of fraud or scams by individuals, and/or parties excluding ING staff (and ING contractors).

In line with ING's sustainability strategy and regulatory requirements relating to ESG Risk Management, the NFR Framework has been updated to ensure ESG Risk is properly embedded in our risk management cycle and material risk types in line with the overarching ESG Risk Management Framework.

Risk appetite and tolerances

ING sets a Group-wide risk appetite for non-financial risks, supported by quantitative and qualitative tolerances. Tolerances are cascaded to business lines and are calibrated to reflect our strategy, stakeholder expectations, and regulatory requirements. Performance against appetite is monitored through a suite of Key Risk Indicators and assessed quarterly by management committees, with breaches triggering predefined escalation and remediation. The Supervisory Board is informed of material movements relative to appetite through regular risk reporting.

Issue management and remediation

Issues arising from risk assessments, control testing, events, audits, and supervisory reviews are recorded in a central issue management system. Each issue has a clearly defined owner, risk classification, target remediation date, and acceptance criteria. Progress is tracked through regular governance routines, and overdue items are periodically reported to senior management for follow-up. Closure is subject to evidence-based validation.

Measurement approach

As of 1 January 2025, following CRR3 regulation, ING is using the Standardised Measurement Approach (SMA), a non-model-based formula to calculate regulatory operational risk capital. An internal Operational Risk Economic Capital (OREC) model is used for economic capital and stress testing purposes (Pillar II). The OREC model estimates the economic capital required to cover potential losses arising from various non-financial risks within ING. The OREC model involves the use of historical internal and external losses together with forward-looking and expert-driven loss estimates to arrive at bank-level loss distribution. The outcomes of the OREC model are reported quarterly.

Main developments in 2025

The external environment continues to present significant uncertainty and complexity. Geopolitical tensions and regulatory divergence across jurisdictions create challenges for global operations. These dynamics may increase exposure to non-financial risks, requiring ongoing enhancement of risk mitigation measures and capabilities. At the same time, evolving consumer expectations and strengthened consumer protection regulations are likely to raise the standards for secure and resilient banking operations. ING is continuously working to further mature its risk management practices, ensuring continued readiness and resilience in this changing landscape.

Continuity Risk

Providing safe, secure, and seamless services for our customers is central to ING's strategy as we focus on providing superior value to our customers. Operational and IT Resilience measures are key in preventing disruptions and ensuring a quick recovery when disruptions do occur. During 2025, ING has further strengthened the implementation of the Operational Resilience framework in the organisation. The framework aims at safeguarding the resilience of our most critical business services and the related processes and systems, facilities, people, data, and third- and intragroup services. As an example, more real-life simulations of outages are performed to test the resilience of our critical business services under severe stress scenarios, including the effectiveness of anticipated contingency measures. The bank continues to strengthen the framework, including measures related to concentration risk and the oversight of material subcontractors in outsourcing. Strengthening our Operational Resilience is a multi-year journey and a lot of progress has already been made. Over the coming period, we will further enhance areas such as supplier concentration risk management, oversight of material sub-contractors, and the scope and realism of our outage simulations.

Information (Technology) Risk

The mission of Information (Technology) Risk, together with the IT organisation, is to help ING stay safe and secure by preventing and mitigating unauthorised access to systems and safeguarding the confidentiality, integrity, and availability of the data within them. To deliver on this mission, we are continuously strengthening and maturing our joint framework, ensuring it is equipped to adapt to emerging risks. These risks arise from new or changing regulations (such as the EU Artificial Intelligence Act (AI Act) and Payment Services Directive 3 (PSD3)), rapidly shifting threat landscapes (e.g., AI-enabled attacks, QR-code phishing, quantum-related risks), ongoing digitalisation of value chains, adoption of new technologies and digital products, and geopolitical

developments. To keep ahead, ING implemented further enhancements in measuring and reporting on IT risks in 2025, which will continue in 2026.

The overall cybersecurity maturity increased, due to in particular to significant progress in the area of Identity & Access Management (IAM). IT Resilience remains a key focus to prevent and mitigate disruption of services and data. This is done by further developing capabilities to recover from large-scale ransomware events and by enhancing failover and recovery of global, shared systems, supported by the Global Infrastructure organisation and the Chief Information Security Office (CISO). In 2025, ING continued to develop, improve, and test these capabilities. Since the external cyber threat landscape is evolving quickly, which demands continuous improvement for the coming years.

Fraud Risk

In 2025, ING reinforced its commitment to fraud resilience, focusing on early detection, smarter prevention, and stronger governance. Our global strategy is designed to prevent and reduce fraud-related losses and provide customers with tools to recognise and avoid fraud, like the 'check the call' feature.

Increasing complexity and rising volumes of fraud, driven by technological developments such as AI-enabled schemes, are already evident. Capabilities are enhanced through predictive analytics, extended reporting, and cross-market alignment via the Global Fraud Target Operating Model. These efforts ensure consistent execution and continuous improvement across countries. Collaboration remains central to our approach. ING works closely with industry peers, regulators, and law enforcement to address fraud as a societal challenge.

Personal & Physical Security Risk

In 2025, the complex geopolitical situation continued to pose significant threats to the safety and security of ING's assets and employees (e.g. wars in Ukraine and the Middle East, hybrid warfare, and unstable political environments). ING is monitoring these geopolitical risks closely, and security measures and procedures are being implemented to mitigate both current and potential impacts on ING's assets and staff.

Rising activist actions, political extremism, and social polarisation are creating an increasingly volatile threat landscape, heightening uncertainty for ING and its operations. These risks require specific actions to protect assets and people from security threats and disruptive movements, including heightened vigilance and proactive coordination with authorities. To strengthen and accelerate response capabilities, a dedicated global first-line Safety and Security department was established in 2025.

Data risk management

At ING, managing Data Risk is about having the right data of good quality readily available for business or regulatory purposes, in a secure and compliant way. As emerging technologies such as AI continue to evolve and data volumes expand at a rapid pace, our primary objectives are to address data-related regulatory obligations, manage risks associated with data-driven technologies like AI, and ensure ongoing alignment with societal expectations. ING has set up clear governance and initiatives to ensure the ethical handling of data, and to integrate regulatory requirements (e.g. EU AI Act, BCBS239) in its policies and way of working.

ING's data strategy is making steady progress, strengthening data quality and data governance, and supporting clear accountability across the organisation. Data Risk Management is applied to the data strategy to oversee and anticipate business expectations (incl. regulatory requirements), to measure (e.g. via KRIs) against our defined risk appetite statement, as well as to monitor the status of regulatory programmes (e.g. BCBS239). Since the Data Risk landscape is evolving rapidly, ING will continue to enhance Data Risk Management. In the coming years ING will invest in data literacy, scaling data capabilities, tooling and strengthening governance for data and AI-driven technologies.

Compliance risk

Introduction

ING aims to conduct its business activities in compliance with applicable internal rules (including ING's risk appetite statements) and external laws and regulations, whilst also taking societal expectations into consideration.

Compliance risk is defined as the risk of personal harm, financial loss, regulatory fines, litigation, business disruption and/or reputational damage due to the impairment of ING Group's integrity caused by a failure (or perceived failure) to comply with applicable external laws, regulations and market standards, societal expectations and internal ING rules.

Within ING, we apply the following compliance risk categories:
- Financial crime risk refers to the risk of the bank's products and services being abused for illicit purposes, generating, facilitating or disguising financial and/or economic crimes (FEC).
- Conduct risk refers to compliance risk arising from (the perception of) breaching our obligations towards customers and/or other parties, including inappropriate market conduct.
- Data protection (personal data protection, data retention) risk refers to the personal data protection risk of financial loss (regulatory fines, reputational damage) due to not protecting the personal data rights of individuals as required, and as to data retention risk, to having the records being destroyed too soon or retained too long.

The Compliance organisation has the mission to drive compliance risk management by desire and design throughout the organisation. Compliance's primary role is advising, challenging, and overseeing the first line of defence in how they manage compliance risks, as well as raising awareness and stimulating a sound compliance risk culture.

Training and awareness

At ING we believe all our people play a role in protecting our customers, the bank and, through that, society too. A sound risk culture is promoted by empowering our employees with the skills and knowledge they need to manage compliance risks. In 2025, we continued to train our people with mandatory trainings on financial crime, conduct and data protection.

Senior Management (MBB and SB) are trained on various compliance risk topics based on a multi-year training plan.

Financial crime and fraud prevention

Financial Crime and Fraud Prevention (FCFP) in the first line of defence and Financial Crime Compliance (FCC) in the second line of defence continue to jointly play a major role in our aim to make sure we only engage and do business with people and entities that meet regulatory requirements. Knowing who we do business with is vital to keeping ING safe, secure, and compliant. As part of our ongoing anti-money laundering efforts, we continuously assess relationships with both new and existing customers, monitor and screen transactions to fulfill our regulatory and reporting obligations, whilst ensuring unusual and/or potentially suspicious transactions are reviewed/investigated. Where applicable, we report these to the relevant authorities.

Financial crime risk management

The day-to-day responsibility for the oversight of ING's compliance with our legal and regulatory obligations, in relation to financial crime risks, sits with the global head of Financial Crime Compliance, who reports to ING's CCO, with oversight by the CRO. As a global financial institution combatting financial crime, and to comply with anti-money laundering and counter-terrorism financing (AML/CTF) laws and regulations, we have established a reasonable and risk-based control framework to mitigate continuously evolving financial crime risk, and seek to provide useful information to relevant government agencies.

Operational effectiveness (OE)

ING's global KYC policy and related control standards set the minimum requirements and control objectives for all ING entities to guard against involvement in financial crime activity, while reflecting relevant national and international laws, regulations, guidance documents, and guidelines from national, European and international authorities, (supra)national risk assessments, and industry standards. In 2025, our focus has shifted from foundational maturity to maintaining operational effectiveness, with oversight and challenge from the second line of defence. This evolution is supported by the completion of the multi-year KYC Enhancement

Programme, which strengthened our customer due diligence and transaction monitoring capabilities.

Evolving financial crime and regulatory landscape

Financial crime continues to evolve, whether through technology, new and sophisticated techniques used by criminals, or the results of geopolitical events. The widespread digitalisation of the economy and use of AI has led to a reshaping of the methods used to launder money and finance terrorism. Criminal groups have adopted and are misusing new technologies, AI, and anonymity-enhancing technologies, such as virtual currencies and mixers, to commit criminal activities.

In response to this and heightened supervisory expectations, so too has the regulatory environment evolved. The EU's Anti-Money Laundering Regulation (AMLR) and the establishment of the Anti-Money Laundering Authority (AMLA) mark a significant step toward harmonised oversight across member states, with full implementation expected by 2027.

ING actively participates in industry consultations and regulatory dialogues to shape these frameworks, while embedding operational effectiveness and advanced analytics into KYC and transaction monitoring processes. These developments reflect ING's strategic ambition to safeguard the integrity of the financial system and strengthen resilience against financial crime risks. In addition, we are committed to a risk-based approach (RBA), ensuring resources are focused on higher-risk areas while maintaining compliance with evolving global standards. This is underpinned by investment in data-driven, continuous risk assessment methodologies aimed at providing dynamic insights into emerging threats and enabling proactive risk mitigation strategies.

These innovative technological capabilities enhance our cooperation with law-enforcement agencies, industry bodies and regulators, and further development of intelligence and data-led collaborative solutions to detect and disrupt financial crime. In this context, this may at times include sharing information within ING to manage our financial crime risk exposure, in line with General Data Protection Regulation requirements and local privacy laws and regulations.

Bribery and corruption

Bribery and corruption undermine business confidence and corporate integrity, hinder fair business competition, and harm international trade. Bribery and corruption risks are considered as part of our client and third-party due diligence, and financial crime risk monitoring measures. This supports our zero-tolerance approach to bribery and corruption, which is also part of the governance elements of our sustainability objectives and a main principle in our Global Code of Conduct.

Customer tax compliance

Compliance with customer tax-related regulations and reporting obligations, under the Foreign Account Tax Compliance Act (FATCA), the Common Reporting Standard (CRS), and Mandatory Disclosure Rules, aims to ensure that ING is not involved in facilitating tax-related financial crime, such as tax evasion and harmful aggressive tax-avoidance schemes, on behalf of its customers.

Sanctions

It is ING's policy to take into consideration the applicable sanctions regimes as imposed by international authorities and by local mandatory sanctions law (as applicable). ING's policy generally prohibits relationships or transactions involving sanctioned persons and entities or comprehensively sanctioned countries, territories and their governments. This sometimes also means that ING's risk appetite may be stricter than legal obligations, and we may choose not to support certain customer relationships, business activities and transactions, even if permitted by law.

ING continuously monitors external developments to remain proactive to new sanctions packages or updates to existing sanctions packages. Throughout 2025, geopolitical risk has grown (e.g. conflict in the Middle East and the continuation of Russia's invasion in Ukraine), and global sanctions regimes remained increasingly active, creating a complex regulatory and legislative environment. There has been an increasing focus on the potential circumvention of sanctions against Russia, and the roles of third countries and companies in facilitating any circumvention or undermining the sanctions' measures. This has prompted a concerted effort by governments to impose pressure on companies operating in these jurisdictions, and to prevent sanctions measures being sidestepped

by targeted Russian parties. ING's sanctions programme is designed to comply with sanctions across the multiple jurisdictions in which ING has business operations.

Since February 2022, ING has taken measures to not engage in new business with and in Russia and follows an active de-risking approach. The approach aims to reduce ING's overall exposure towards Russia, including measures to reduce operational risks and to further ringfence activities of ING Bank (Eurasia) JSC. On 28 January 2025, ING announced the proposed sale of ING Bank (Eurasia) JSC to Global Development JSC. Completion of the transaction is subject to various regulatory approvals. As of the date of this report and as announced in September 2025, the buyer has not received all necessary approvals yet. We continue working towards completing the transaction and our exit from the Russian market. In the meantime, we are in discussion with regulators on the conflicting regulatory requirements in various jurisdictions with respect to the activities of ING Bank (Eurasia) JSC.

As a result of frequent evaluation of the business from economic, strategic and risk-based perspectives, ING, with limited exception, does not engage in business involving certain countries, including Cuba, Iran, North Korea, Sudan, Syria and the Crimea region. ING has a policy not to enter into new relationships with clients from these countries and processes are in place to discontinue existing relationships involving these countries.

Public-private partnerships

We continue to work with our peers, regulators and law enforcement in public-private partnerships (PPPs) in our major markets, and on an international level, by being part of existing PPPs and by initiating new partnerships, such as those with German stakeholders and counterparts. We recognise that our risk management frameworks and controls benefit from having a direct dialogue with public partners as well as complementing our understanding of relevant and evolving financial crime threats and risks. Sharing and applying these insights across the organisation helps us move beyond technical regulatory compliance and enhances our ability to manage risks.

Conduct compliance and ethics

ING's product governance and conduct compliance risk management amplify that we aim to act in the interest of our customers. Focus areas include customer protection and transparency (referred to as customer centricity), market conduct (including counteracting market manipulation and abuse), anti-competitive conduct, and management of conflicts of interest.

Customer centricity

Putting our customers at the heart of what we do continues to be reflected in ING's Compliance framework around customer centricity. The Customer Centricity Policy (CCP) sets central norms to meet customer needs on a continuous basis, from the creation of a product and throughout the full product lifecycle. In order to ensure the customer voice is reflected in the way we measure compliance with customer centricity norms, we developed a data driven approach to measure customer outcomes by combining customer experience-related data with control data, increasing our insight into trends and allowing business and Compliance to respond to potential customer harm at an early stage. In 2025, we have implemented the EU Accessibility Act setting the minimum norms for the accessibility of products and services.

ESG

In line with ING's strategy to put sustainability at the heart of what we do, the ESG & Ethics team in Group Compliance aims to ensure a structural and embedded approach to ESG within Compliance. Material ESG-related topics are increasingly influenced by fast-moving regulatory changes, and rising stakeholder expectations. To proactively manage these risks, ING is strengthening its Compliance framework on several fronts. We are continuing to enhance controls to prevent greenwashing, aligning ESG commitments with evolving disclosure standards, and integrating physical and transition risks into customer-centricity assessments. As new regulations emerge, they are systematically incorporated into our compliance risk management framework.

Speak up and ethics

ING wants to create, facilitate and maintain an environment in which employees feel encouraged and supported to speak up at all times. Conduct ethics is about supporting and protecting our employees by means of (i) dealing with dilemmas; (ii) setting the right environment for ethical decisions and behaviours; and (iii) providing for an escalation/reporting process in case of concerns, and ensuring fair consequence management. We rely on our Orange Code, containing the values and behaviours that guide us, the Global Code of Conduct that prevents and protects employees from behaving unethically, and the whistleblowing framework in case of concerns.

A new global platform that enables anonymous reporting has been implemented across the vast majority of ING locations. We also continued our focus on anti-retaliation, fair consequence management, deliberate after-care and aligning best practices and data collection across different Speak up channels.

Data protection

At ING, data protection is at the core of our strategy and business operations. As part of our strategic priority of 'Staying safe & secure' our main principle is 'the right people using the right data for the right purpose', i.e. personal data usage and record retention must be strictly necessary and based on a legitimate basis. More information can be found in the privacy statement on our corporate website.

As a globally operating bank, our data protection governance and technical and organisational measures aim to ensure compliance with European and local data protection laws. A group-wide personal data protection framework is in place and was overhauled in 2025 to remain compliant with changing European legislation and guidelines. In addition, we have binding corporate rules to ensure appropriate safeguards for our internal data transfers. It is our policy that our business entities, support functions, as well as third parties that we engage with, ensure that the data subject is granted a level of protection equivalent to that guaranteed by the GDPR, especially if personal data is transferred outside of the European economic area (EEA).

Regulatory developments which potentially lead to emerging or changing data protection risks are monitored and managed on an ongoing basis. Advancements in technology, particularly in artificial intelligence and digitalisation have substantially increased the complexity of personal data processing activities. These developments demand increased attention and monitoring to remain within risk appetite and to make sure we comply with privacy laws and ethical standards. Therefore, we have further strengthened our data protection risk management by refining procedures and guidelines, particularly around risk related to technology and AI. This ensures alignment with applicable information security standards and enhances our cooperation with third-party providers. This also includes our regular monitoring and reporting approach.

We will continue to enhance our data protection assessment processes and continuously perform regular internal audits on the personal data processing that we do for clients and employees, including ING's technologies. We stay closely connected to the relevant supervisory authorities and notify them as required.

Model risk

Introduction

Model risk is the risk of financial loss or reputational damage resulting from decisions that are principally based on the output of models due to errors in the development, implementation, or use of models.

Model lines of defence

ING's model risk and control structure is based on the three-model-lines-of-defence (MLoD) approach and defines three different management layers with distinct roles and oversight responsibilities.
- The first MLoD is comprised of business entities which own, use, or develop models.
- The second MLoD sets the model risk management framework, monitors and reports on model-related risk, performs independent model validation, and challenges 1MLoD risk management activities.
- The third MLoD is the internal audit function.

Model Risk Management (MoRM)

The ING MoRM policy framework comprises the total set of measures and tools in place to manage model risk. ING defines and implements controls across the model lifecycle. ING uses four classes of models that represent their inherent level of model risk based on their criticality, financial materiality, and complexity. The model classification determines the depth and extent of the applied model risk management activities, including model validation. Model validation is the independent assessment of whether a model is valid for its intended use. Models are validated according to procedures applicable to key model types. These procedures are continuously being enhanced to keep up to date with regulatory and technical developments, and industry trends.

Model risk appetite (model RAS)

The model risk appetite is designed to determine the level of model risk ING is willing to accept in pursuit of its strategic objectives. The model RAS metrics focus on the most material models for ING as reflected via the model classification. These metrics are reported to the MBB monthly.

On an aggregated level, model risk is monitored via analysis of data from the global model inventory, collected across the bank to manage ING's model landscape. Insights are shared with the MoRM Committee, MBB, and other stakeholders, enabling senior management to make informed decisions on whether to accept or further mitigate model risk.

AI risk management

In 2025, ING strengthened its commitment to responsible AI adoption by creating an AI governance framework and control mechanisms, supported by ethical principles that are applicable to all AI solutions. There are dedicated staff allocated to AI risk management to support the risk assessments in collaboration with the various risk functions. ING adopted a qualitative Generative AI RAS (Risk Appetite Statement) focused on customer protection, ethics, and accuracy and performance. The ING RAS guides early-stage decision-making in areas where quantitative thresholds are still under development, ING is committed to continue to strengthen its AI risk management to ensure AI adoption remains safe and secure.

Business & strategy risk

Introduction

Business & strategy risk for ING has been defined as the risk inherent to strategy decisions and internal efficiency measured by the value or earnings loss from planning deviations, e.g. non-bank competition, internal cost pressure, decreasing demand for loans, etc. This risk can be expressed as earnings loss in terms of volumes, margins, expenses, and fee and commission income. Business risk is accounted for within the economic capital framework using a statistical model combined with a forward-looking scenario module, which covers fee and commission income, operating expenses, and regulatory expenses/costs.

Risk management

ING applies an explicit risk appetite statement regarding business and strategy risk. It reflects the risks not already covered within the main risk-type specific RAS, e.g. capturing risk costs, RWA, or NII. The underlying economic capital risk types (expense risk, volume-margin risk, and regulatory costs) are mitigated and managed via the financial performance of the bank and the business units. Through this process, the reported numbers are compared quarterly against financial projections and discussed continuously within different parts of the organisation.

Consolidated financial statements



Consolidated statement of financial position 218
Consolidated statement of profit or loss 219
Consolidated statement of comprehensive income 220
Consolidated statement of changes in equity 221
Consolidated statement of cash flows 224
Notes to the Consolidated financial statements 226
Authorisation of Consolidated financial statements 318

Contents

Consolidated financial statements 216
Consolidated statement of financial position 218
Consolidated statement of profit or loss 219
Consolidated statement of comprehensive income 220
Consolidated statement of changes in equity 221
Consolidated statement of cash flows 224

1 Basis of preparation and material accounting policy information 226

Notes to the Consolidated statement of financial position 244
2 Cash and balances with central banks 244
3 Loans and advances to banks 244
4 Financial assets at fair value through profit or loss 244
5 Financial assets at fair value through other comprehensive income 246
6 Debt securities 247
7 Loans and advances to customers 248
8 Investment in associates and joint ventures 248
9 Property and equipment 250
10 Intangible assets 251
11 Other assets 252
12 Deposits from banks 252
13 Customer deposits 253
14 Financial liabilities at fair value through profit or loss 253
15 Provisions 254
16 Other liabilities 255
17 Debt securities in issue 255
18 Subordinated loans 256
19 Equity 256

Notes to the Consolidated statement of profit or loss 261
20 Net interest income 261
21 Net fee and commission income 262
22 Valuation results and net trading income 262
23 Investment income 263
24 Other net income 263
25 Staff expenses 263
26 Other operating expenses 264
27 Audit fees 265
28 Earnings per ordinary share 265
29 Dividend per ordinary share 265

Segment reporting 266
30 Segments 266
31 Information on geographical areas 271

Additional notes to the Consolidated financial statements 275
32 Potential sale of ING Bank (Eurasia) JSC 275
33 Pensions and other post-employment benefits 275
34 Taxation 278
35 Fair value of assets and liabilities 280
36 Derivatives and hedge accounting 291
37 Assets by contractual maturity 298
38 Liabilities and off-balance sheet commitments by maturity 299
39 Transfer of financial assets, assets pledged and received as collateral 302
40 Offsetting financial assets and liabilities 303
41 Commitments 308
42 Legal proceedings 309
43 Principal subsidiaries, investments in associates and joint ventures 311
44 Structured entities 312
45 Related parties 314

46 Capital management 316
47 Subsequent events 317

Parent company financial statements 319
Parent company statement of financial position 320
Parent company statement of profit or loss 321
Parent company statement of changes in equity 322
Notes to the Parent company statement of profit or loss 330

Consolidated statement of financial position

As at 31 December

in EUR million	2025	2024		2025	2024
Assets			**Liabilities**		
Cash and balances with central banks **2**	52,889	70,353	Deposits from banks **12**	18,517	16,723
Loans and advances to banks **3**	21,204	21,770	Customer deposits **13**	721,367	691,661
Financial assets at fair value through profit or loss **4,6**			Financial liabilities at fair value through profit or loss **14**		
– Trading assets	55,730	72,897	– Trading liabilities	23,427	35,255
– Non-trading derivatives	1,657	2,463	– Non-trading derivatives	1,338	2,101
– Designated as at fair value through profit or loss	3,448	5,740	– Designated as at fair value through profit or loss	55,768	49,543
– Mandatorily at fair value through profit or loss	72,322	56,481	Current tax liabilities	411	276
Financial assets at fair value through other comprehensive income **5,6**	56,662	46,389	Deferred tax liabilities **34**	365	287
Securities at amortised cost **6**	53,867	50,273	Provisions **15**	941	774
Loans and advances to customers **7**	721,705	680,233	Other liabilities **16**	11,989	12,369
Investments in associates and joint ventures **8**	1,607	1,679	Debt securities in issue **17**	151,231	142,367
Property and equipment **9**	2,478	2,434	Subordinated loans **18**	18,100	17,878
Intangible assets **10**	1,510	1,334	**Total liabilities**	**1,003,452**	**969,236**
Current tax assets	458	485			
Deferred tax assets **34**	893	1,069			
Other assets **11**	7,975	6,945	**Equity 19**		
			Share capital and share premium	17,147	17,148
			Other reserves	-3,080	-687
			Retained earnings	35,630	33,853
			Shareholders' equity (parent)	**49,698**	**50,314**
			Non-controlling interests	1,255	995
			Total equity	**50,953**	**51,309**
Total assets	**1,054,405**	**1,020,545**	**Total liabilities and equity**	**1,054,405**	**1,020,545**

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.

Consolidated statement of profit or loss

For the years ended 31 December

in EUR million	2025	2024	2023
Interest income using effective interest rate method	43,481	49,220	44,486
Other interest income	7,568	9,685	7,741
Total interest income	**51,049**	**58,905**	**52,227**
Interest expense using effective interest rate method	-29,715	-34,889	-28,526
Other interest expense	-6,653	-8,993	-7,726
Total interest expense	**-36,368**	**-43,882**	**-36,252**
Net interest income 20	**14,681**	**15,023**	**15,976**
Fee and commission income	6,297	5,604	5,109
Fee and commission expense	-1,696	-1,596	-1,514
Net fee and commission income 21	**4,602**	**4,008**	**3,595**
Valuation results and net trading income 22	3,421	3,407	2,910
Investment income 23	129	13	95
Share of result from associates and joint ventures 8	209	205	149
Impairment of associates and joint ventures 8	-9	-35	-5
Net result on derecognition of financial assets measured at amortised cost	0	-2	3
Other net income 24	3	-3	-147
Total income	**23,035**	**22,615**	**22,575**

	2025	2024	2023
Addition to loan loss provisions	1,304	1,194	520
Staff expenses 25	7,600	7,184	6,725
Other operating expenses 26	4,984	4,937	4,839
Total expenses	**13,887**	**13,315**	**12,084**
Result before tax	**9,148**	**9,300**	**10,492**
Taxation 34	2,545	2,650	2,970
Net result	**6,602**	**6,650**	**7,521**
Net result attributable to:			
Non-controlling interests	275	258	235
Shareholders of the parent	6,327	6,392	7,287
	6,602	**6,650**	**7,521**
in EUR			
Earnings per ordinary share 28			
Basic earnings per ordinary share	2.12	1.98	2.05
Diluted earnings per ordinary share	2.12	1.98	2.04

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.

ING Group Annual Report 2025   Contents   ING at a glance   Strategy, business model and value creation   Our financial performance   Our leadership and corporate governance   Sustainability statement   Capital Management   Risk Management   **Consolidated financial statements**   Parent company financial statements   Other information and appendices   **220**

Consolidated statement of comprehensive income

For the years ended 31 December

in EUR million	2025	2024	2023
Net result	6,602	6,650	7,521
Other comprehensive income			
Items that will not be reclassified to the statement of profit or loss:			
Unrealised revaluations property in own use	7	3	10
Remeasurement of the net defined benefit asset/liability	-4	-16	-85
Change in fair value of equity instruments at fair value through other comprehensive income	-364	664	-30
Changes in fair value related to changes in own credit risk for financial liabilities designated at fair value through profit or loss	-34	-46	-39
Items that may subsequently be reclassified to the statement of profit or loss:			
Change in fair value of debt instruments at fair value through other comprehensive income	457	-261	68
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss	-21	63	9
Changes in cash flow hedge reserve	763	383	1,138
Exchange rate differences	-774	563	-85
Total other comprehensive income	**30**	**1,353**	**986**
Total comprehensive income	**6,632**	**8,003**	**8,507**
Total comprehensive income attributable to:			
Non-controlling interests	456	303	444
Shareholders of the parent	6,176	7,700	8,064
	6,632	**8,003**	**8,507**

Each component of the other comprehensive income is presented after taxation. For the disclosure on the income tax effects on each component, reference is made to Note 34 'Taxation'.

Consolidated statement of changes in equity

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non-controlling interests	Total equity
Balance as at 31 December 2024	**17,148**	**-687**	**33,853**	**50,314**	**995**	**51,309**
Net result		14	6,313	6,327	275	6,602
Other comprehensive income		-151		-151	181	30
Total comprehensive income net of tax		**-137**	**6,313**	**6,176**	**456**	**6,632**
Dividends and other cash distributions 29			-3,691	-3,691	-195	-3,886
Share buyback programmes, commitment			-3,100	-3,100		-3,100
Share buyback programmes, repurchases of shares		-3,705	3,641	-64		-64
Share buyback programmes, cancellation of shares	-1	2,000	-1,999			0
Employee share-based compensation plans	0	60	-8	52	0	52
Other changes in treasury shares		6		6		6
Transfers		-616	616			0
Other changes			5	5	-1	4
Balance as at 31 December 2025	**17,147**	**-3,080**	**35,630**	**49,698**	**1,255**	**50,953**

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. Changes in individual Reserve components are presented in Note 19 'Equity'.

Consolidated statement of changes in equity – continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non-controlling interests	Total equity
Balance as at 31 December 2023	**17,151**	**-2,763**	**36,852**	**51,240**	944	**52,184**
Net result		125	6,267	6,392	258	6,650
Other comprehensive income		1,308		1,308	46	1,353
Total comprehensive income net of tax		**1,433**	**6,267**	**7,700**	**303**	**8,003**
Dividends and other cash distributions 29			-4,124	-4,124	-253	-4,377
Share buyback programmes, commitment			-4,500	-4,500		-4,500
Share buyback programmes, repurchases of shares		-3,817	3,774	-43		-43
Share buyback programmes, cancellation of shares	-4	5,000	-4,996			0
Employee share-based compensation plans	0	43	1	45	0	45
Other changes in treasury shares		2		2		2
Transfers		-585	585			0
Other changes			-5	-5	0	-5
Balance as at 31 December 2024	**17,148**	**-687**	**33,853**	**50,314**	995	**51,309**

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. Changes in individual Reserve components are presented in Note 19 'Equity'.

ING Group Annual Report 2025   Contents   ING at a glance   Strategy, business model and value creation   Our financial performance   Our leadership and corporate governance   Sustainability statement   Capital Management   Risk Management   **Consolidated financial statements**   Parent company financial statements   Other information and appendices   **223**

Consolidated statement of changes in equity – continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non-controlling interests	Total equity
Balance as at 31 December 2022	**17,154**	**-2,189**	**34,944**	**49,909**	**504**	**50,413**
Impact of changes in accounting policies[1]			-45	-45	-1	-46
Balance as at 1 January 2023	**17,154**	**-2,189**	**34,899**	**49,863**	**503**	**50,367**
Net result		336	6,951	7,287	235	7,521
Other comprehensive income		777		777	209	986
Total comprehensive income net of tax		**1,113**	**6,951**	**8,064**	**444**	**8,507**
Dividends and other cash distributions 29			-2,668	-2,668	-3	-2,671
Share buyback programmes, commitment			-4,000	-4,000		-4,000
Share buyback programmes, repurchases of shares		-3,524	3,482	-42		-42
Share buyback programmes, cancellation of shares	-2	2,701	-2,699			0
Employee share-based compensation plans	0	41	-7	34	0	34
Other changes in treasury shares		-7		-7		-7
Transfers		-899	899			0
Other changes			-5	-5	0	-5
Balance as at 31 December 2023	**17,151**	**-2,763**	**36,852**	**51,240**	**944**	**52,184**

References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. Changes in individual Reserve components are presented in Note 19 'Equity'.

---

[1] Changes in policy following the adoption of IFRS 17 and change in policy for non-financial guarantees.

Consolidated statement of cash flows

in EUR million, for the years ended 31 December		2025	2024	2023
Cash flows from operating activities				
Result before tax		9,148	9,300	10,492
Adjusted for:	– Depreciation and amortisation	665	673	674
	– Addition to loan loss provisions	1,304	1,194	520
	– Revaluations	3,437	-781	-2,835
	– Exchange rate differences and other	-427	1,134	447
Taxation paid		-2,366	-2,754	-2,700
Changes in:	– Loans and advances to banks, not available on demand	3,546	-7,736	12,693
	– Deposits from banks, not payable on demand	1,093	-7,818	-31,804
	– Trading assets	17,211	-12,663	-3,359
	– Trading liabilities	-11,829	-1,964	-1,869
	– Loans and advances to customers	-58,368	-34,401	-5,816
	– Customer deposits	36,212	41,090	8,513
	– Non–trading derivatives	1,486	-54	2,409
	– Assets designated at fair value through profit or loss	1,221	40	260
	– Assets mandatorily at fair value through profit or loss	-18,984	274	-7,402
	– Other assets	-914	263	1,727
	– Other financial liabilities at fair value through profit or loss	10,043	-7,800	4,391
	– Provisions and other liabilities	1,143	-542	2,320
Net cash flow from/(used in) operating activities		**-6,380**	**-22,544**	**-11,340**
Cash flows from investing activities				
Investments and advances:	– Associates and joint ventures	-1	-26	-55
	– Financial assets at fair value through other comprehensive income	-43,294	-21,091	-19,995
	– Securities at amortised cost[1]	-152,945	-110,052	-49,614
	– Property and equipment	-351	-332	-246

		2025	2024	2023
	– Other investments	-421	-383	-310
Disposals and redemptions:	– Associates and joint ventures	225	107	164
	– Financial assets at fair value through other comprehensive income	33,095	16,949	11,913
	– Securities at amortised cost[1]	147,953	108,732	49,525
	– Property and equipment	39	50	57
	– Other investments	4	13	15
Net cash flow from/(used in) investing activities		**-15,697**	**-6,033**	**-8,545**
Cash flows from financing activities				
Proceeds from debt securities[1]		150,409	124,701	116,436
Repayments of debt securities[1]		-135,220	-113,014	-90,574
Proceeds from issuance of subordinated loans		3,734	4,603	2,225
Repayments of subordinated loans		-2,808	-2,931	-2,894
Repayments of principal portion of lease liabilities		-282	-290	-291
Purchases of treasury shares		-3,705	-3,817	-3,531
Dividends and other cash distributions paid		-3,884	-3,879	-2,967
Net cash flow from/(used in) financing activities		**8,245**	**5,374**	**18,404**
Net cash flow		**-13,832**	**-23,203**	**-1,481**
Cash and cash equivalents at beginning of year		69,069	93,012	95,391
Effect of exchange rate changes on cash and cash equivalents		-1,089	-740	-898
Cash and cash equivalents at end of year		**54,148**	**69,069**	**93,012**

[1] Cash flows are reported on a gross basis and include investments and borrowings of short term securities.

Consolidated statement of cash flows – continued

Cash and cash equivalents			
in EUR million	2025	2024	2023
Treasury bills and other eligible bills included in securities at AC	0	37	0
Deposits from banks	-7,065	-6,303	-5,132
Loans and advances to banks	8,324	4,982	7,931
Cash and balances with central banks	52,889	70,353	90,214
Cash and cash equivalents at end of year	**54,148**	**69,069**	**93,012**

Cash and cash equivalents includes only deposits from banks and loans and advances to banks that are payable on demand.

Included in cash and cash equivalents are minimum mandatory reserve deposits held at various central banks. Reference is made to Note 39 'Transfer of financial assets, assets pledged and received as collateral' for restrictions on cash and balances with central banks.

Changes in liabilities arising from financing activities									
	Debt securities in issue			Subordinated Loans			Lease liabilities		
in EUR million	2025	2024	2023	2025	2024	2023	2025	2024	2023
Opening balance	142,367	124,670	95,918	17,878	15,401	15,786	1,116	1,162	1,174
Cash flows:									
Additions	150,409	124,701	116,436	3,734	4,603	2,225			
Redemptions / Disposals	-135,220	-113,014	-90,574	-2,808	-2,931	-2,894	-282	-290	-291
Non cash changes:									
Amortisation	597	1,098	764	21	28	34	27	27	28
Other	-51	261	502	22	24	12	203	212	256
Changes in unrealised revaluations	45	1,139	2,680	287	188	473			
Foreign exchange movement	-6,917	3,512	-1,057	-1,035	565	-235	-15	5	-4
Closing balance	**151,231**	**142,367**	**124,670**	**18,100**	**17,878**	**15,401**	**1,050**	**1,116**	**1,162**

Part of Debt securities in issue and subordinated loans are subject to fair value hedge accounting. Hence, changes in unrealised revaluations represent fair value adjustments to the hedged item attributable to the hedged interest rate risk. Reference is made to the paragraph 'fair value hedge accounting' in Note 36 'Derivatives and hedge accounting'.

The table below presents the interest and dividend received and paid.

in EUR million	2025	2024	2023
Interest received	51,600	57,200	51,029
Interest paid	-37,666	-41,191	-33,734
	13,935	**16,009**	**17,295**
Dividend received	319	235	205
Dividends and other cash distributions paid	-3,884	-3,879	-2,967

Dividends received from associates and joint ventures are included in investing activities; interest received, interest paid and other dividends received are included in operating activities; and dividend paid is included in financing activities in the Consolidated statement of cash flows.

Notes to the Consolidated financial statements

1 Basis of preparation and material accounting policy information

1.1 Reporting entity and authorisation of the Consolidated financial statements

ING Groep N.V. (Naamloze Vennootschap) is a company domiciled in Amsterdam, the Netherlands. Commercial Register of Amsterdam, number 33231073. These Consolidated financial statements, as at and for the year ended 31 December 2025, comprise ING Groep N.V. (the Parent company) and its subsidiaries, together referred to as ING Group. ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers.

The ING Group Consolidated financial statements, as at and for the year ended 31 December 2025, were authorised for issue in accordance with a resolution of the Executive Board on 23 February 2026. The Executive Board has the power to amend the financial statements as long as these are not adopted by the General Meeting of Shareholders. The General Meeting of Shareholders may decide not to adopt the financial statements, but may not amend these.

1.2 Basis of preparation of the Consolidated financial statements

The ING Group Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as adopted by the European Union (EU) and the relevant articles of Part 9 of Book 2 of the Dutch Civil Code.

IFRS Accounting Standards as adopted by the EU are IFRS Accounting Standards and IFRS Interpretations as issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) with some limited modifications such as the temporary 'carve-out' from IAS 39 'Financial Instruments: Recognition and Measurement' (herein referred to as IFRS).

Under the EU carve-out, ING Group applies fair value hedge accounting to portfolio hedges of interest rate risk (macro hedging). For more information, reference is made to paragraph 1.5.4 Derivatives and hedge accounting of this note and to Note 36 'Derivatives and hedge accounting'.

The ING Group Consolidated financial statements have been prepared on a going concern basis and there are no significant doubts about the ability of ING Group to continue as a going concern.

The Consolidated financial statements are presented in euros and rounded to the nearest million, unless stated otherwise. Amounts may not add up due to rounding.

1.2.1 Presentation of Risk management disclosures

To improve transparency, reduce duplication, and present related information in one place, certain disclosures on the nature and extent of risks related to financial instruments required by IFRS 7 'Financial instruments: Disclosures' are included in the 'Risk management' section of the Annual Report.

These disclosures are an integral part of ING Group Consolidated financial statements and are indicated in the 'Risk management' section by the symbol (*). Chapters, paragraphs, graphs or tables within the 'Risk management' section that are indicated with this symbol in the respective headings or table header are considered to be an integral part of the Consolidated financial statements.

1.3 Changes to accounting policies and presentation

ING Group has consistently applied its accounting policies to all periods presented in these Consolidated financial statements.

During 2025, ING Group has revised the presentation in Note 26 'Other operating expenses', to enhance its relevance and improve comparability. Consequently, comparative figures for 2024 and 2023 have been updated accordingly.

1.3.1 Changes in IFRS effective in 2025

The following amendments to IFRS became effective in the current reporting period (and have been EU endorsed) with no significant impact for ING Group:

- Amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates': Lack of Exchangeability (issued in August 2023). Amendments provide guidance on determining exchange rates when a currency lacks exchangeability, including estimation methods and disclosure requirements.

1.3.2 Upcoming changes in IFRS after 2025

ING Group has not early adopted any of the following Standards, interpretations or amendments that have been issued but are not yet effective:

Effective in 2026 (EU endorsed):
- Amendments to IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosures': Classification and Measurement of Financial Instruments (issued in May 2024). The amendments clarify that a financial liability is derecognised on the 'settlement date' and introduce an accounting policy choice to derecognise financial liabilities settled using an electronic payment system before the settlement date. Other clarifications relate to the classification of financial assets with ESG linked features, non-recourse loans and contractually linked instruments. Further, additional disclosure requirements introduced for equity investments at fair value through other comprehensive income (FVOCI) and financial instruments with contingent cash flow features.
- Amendments to IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosures': Contracts Referencing Nature-dependent Electricity (issued in December 2024). Amendments clarify accounting for renewable electricity contracts, including own-use and hedge accounting and related disclosures.
- Annual Improvements to IFRS Accounting Standards: Volume 11 (issued in July 2024). Amendments include minor clarifications and corrections across a number of Standards to improve consistency and clarity.

The implementation of the above amendments is expected to have no significant impact on ING Group's Consolidated financial statements as they become effective.

Effective in 2027:
- Amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates': Translation to a hyperinflationary presentation currency (issued in November 2025, not yet EU endorsed). Amendments clarify accounting when translating from a non-hyperinflationary functional currency to a hyperinflationary presentation currency. There is no impact expected on ING Group's financial statements.
- New Standard IFRS 18 'Presentation and Disclosure in Financial Statements' (issued in April 2024, EU endorsed). IFRS 18 replaces IAS 1 'Presentation of Financial Statements', carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some paragraphs from IAS 1 have been moved to IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors' and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 'Statement of Cashflows' and IAS 33 'Earnings per Share'. IFRS 18 introduces new requirements to:
  - present specified categories (operating, investing, financing, income tax and discontinued operations) and defined subtotals in the statement of profit or loss;
  - provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and
  - improve aggregation and disaggregation.

The implementation of IFRS 18 is expected to have no significant impact on ING Group's Consolidated financial statements as it only affects the presentation and disclosure of items in the financial statements and does not change the underlying recognition or measurement of assets, liabilities, income or expenses.

ING Group is currently assessing the impact the amendments will have on the Consolidated financial statements. To date, the following potential impacts have been identified:
- IFRS 18 will not affect ING's net profit, but will reclassify income and expenses into new categories in the statement of profit or loss and introduce a new subtotal line item 'operating profit'.
- The line items presented in the primary financial statements might change as a result of the enhanced principles introduced on 'aggregation and disaggregation'. ING does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirements to disclose material information remain unchanged.
- New disclosure requirements for management-defined performance measures (MPMs).
- For the statement of cash flows, the starting point for calculating cash flows from operating activities will change to 'operating profit' as noted above.

In addition, in May 2024, the IASB also issued a new accounting Standard IFRS 19 'Subsidiaries without Public Accountability: Disclosures'. However, it is not applicable for the consolidated financial statements of ING Group.

1.4 Significant judgements and critical accounting estimates and assumptions

The preparation of the Consolidated financial statements requires management to make judgements in the process of applying its accounting policies and to use estimates and assumptions. The estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent assets and contingent liabilities at the balance sheet date, as well as reported income and expenses for the year. The actual outcome may differ from these estimates. The process of setting assumptions is subject to internal control procedures and approvals.

ING Group has identified areas that require management to make significant judgements and use critical accounting estimates and assumptions based on the information and financial data that may or may not change in future periods. These areas are:
- Loan loss provisions (financial assets) (refer to Note 1.5.6 'Impairment of financial assets');
- The determination of the fair values of financial assets and liabilities (refer to Note 1.5.3 for 'Fair values of financial assets and liabilities');
- Investment in associate - assessment of additional impairment losses or reversal of previous impairment losses (refer to Note 1.10 'Investment in associates and joint ventures');
- Investment in associate - determination of significant influence over associates (refer to Note 1.10 'Investment in associates and joint ventures'); and
- Provisions (refer to Note 1.15 'Provisions, contingent liabilities and contingent assets').

In addition, in January 2025 ING has reached an agreement on the sale of the business in Russia (ING Bank (Eurasia) JSC), subject to several conditions, including substantive and uncertain regulatory approvals. Judgement is required to evaluate the probability of the sale. Given the prevailing uncertainties around substantive regulatory approvals as at 31 December 2025, no loss was recognised for the year ended 31 December 2025 and assets and liabilities of the disposal group were not classified as held for sale. Reference is made to Note 32 'Potential sale of ING Bank (Eurasia) JSC'.

In March 2024 ING repaid the final EUR 6 billion of its Targeted Longer-Term Refinancing Operations (TLTRO) III participation. As a result, accounting for TLTRO is no longer an area of significant judgement in 2025 and 2024, while it was as such in 2023.

1.5 Financial instruments

ING Group applies IFRS 9 'Financial Instruments' to the recognition, classification and measurement, and derecognition of financial assets and financial liabilities and the impairment of financial assets. ING Group applies the requirements of IAS 39 'Financial Instruments: Recognition and Measurement' for hedge accounting purposes.

1.5.1 Recognition and derecognition of financial instruments

Recognition of financial assets
Financial assets are recognised in the balance sheet when ING Group becomes a party to the contractual provisions of the instrument. For a regular way purchase or sale of a financial asset, trade date and settlement date accounting is applied, depending on the classification of the financial asset.

Derecognition of financial assets
Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where ING Group has transferred the rights to receive the cash flows from the financial asset or assumed an obligation to pass on the cash flows and has transferred substantially all the risks and rewards of the asset. If ING Group neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, it derecognises the financial asset if it no longer has control over the asset. The difference between the carrying amount of a financial asset that has been derecognised and the consideration received is recognised in profit or loss.

Recognition of financial liabilities
Financial liabilities are recognised on the date that the entity becomes a party to the contractual provisions of the instrument.

Derecognition of financial liabilities
Financial liabilities are derecognised when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished and the consideration paid is recognised in profit or loss.

1.5.2 Classification and measurement of financial instruments

Financial assets
ING Group classifies its financial assets in the following measurement categories:
- those to be measured subsequently at fair value (either through OCI, or through profit or loss); and
- those to be measured at amortised cost (AC).

At initial recognition, ING Group measures a financial asset at its fair value plus, in the case of a financial asset not at FVPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss (FVPL) are expensed in the statement of profit or loss.

Financial assets – Debt instruments
The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows at initial recognition.

Business models
Business models are classified as Hold to Collect (HtC), Hold to Collect and Sell (HtC&S) or Other depending on how a portfolio of financial instruments as a whole is managed. ING Group's business models are based on the existing management structure of the bank, and refined based on an analysis of how businesses are evaluated and reported, how their specific business risks are managed, and on historic and expected future sales. Sales are permissible in a HtC business model when these are due to an increase in credit risk, take place close to the maturity date (where the proceeds from the sales approximate the collection of the remaining contractual cash flows), are insignificant in value (both individually and in aggregate) or are infrequent.

Contractual cash flows Solely Payments of Principal and Interest (SPPI)
The contractual cash flows of a financial asset are assessed to determine whether they represent SPPI. Interest includes consideration for the time value of money, credit risk and for other basic lending risks such as consideration for liquidity risk and costs associated with holding the financial asset for a particular period of time. In addition, interest can include a profit margin that is consistent with a basic lending arrangement. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

In assessing whether the contractual cash flows are SPPI, ING Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

Based on the entity's business model for managing the financial assets and the contractual terms of the cash flows, there are three measurement categories into which ING Group classifies its debt instruments:

- **Amortised Cost (AC):**
  Debt instruments that are held for collection of contractual cash flows under a HtC business model where those cash flows represent SPPI are measured at AC. Interest income from these financial assets is included in Interest income using the Effective Interest Rate (EIR) method. Any gain or loss arising on derecognition is recognised directly in profit or loss. Impairment losses are presented as a separate line item in the statement of profit or loss.

- **FVOCI:**
  Debt instruments that are held for collection of contractual cash flows and for selling the financial assets under a HtC&S business model, where the assets' cash flows represent SPPI, are measured at FVOCI. Movements in the carrying amount are recognised in OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and presented in Investment income or Other net income, based on the specific characteristics of the business model. Interest income from these financial assets is included in Interest income using the EIR method. Impairment losses are presented as a separate line item in the statement of profit or loss.

- **FVPL:**
  Debt instruments that do not meet the criteria for AC or FVOCI are measured at FVPL. This includes debt instruments that are held-for-trading (presented separately as Trading assets) and all other debt instruments that do not meet the criteria for AC or FVOCI (presented separately as Mandatorily at FVPL). ING Group may in some cases, on initial recognition, irrevocably designate a financial asset as classified and measured at FVPL. This is the case where doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise on assets measured at AC or FVOCI. Fair value movements on trading securities, trading loans and deposits (mainly reverse repos) are presented fully within valuation result and net trading income. This also includes interest. The interest arising on financial assets designated as at FVPL is recognised in profit or loss and presented within Other interest income or Other interest expense in the period in which it arises. The interest arising on a debt instrument that is part of a hedge relationship, but not subject to hedge accounting, is recognised in profit or loss and presented within Other interest income or Other interest expense in the period in which it arises.

ING Group reclassifies debt instruments if, and only if, its business model for managing those financial assets changes. Such changes in business models are expected to be very infrequent. There have been no reclassifications during the reporting period.

Financial assets – Equity instruments
All equity investments are measured at fair value. ING Group applies the fair value through OCI option to investments which are considered strategic, consisting of investments that add value to ING Group's core banking activities.

There is no subsequent recycling of fair value gains and losses to profit or loss following the derecognition of investments if elected to be classified and measured as FVOCI. However, the cumulative gain or loss is transferred within equity to retained earnings on derecognition of such equity instruments. Dividends from such investments continue to be recognised in profit or loss as investment income when ING Group's right to receive payments is established. Impairment requirements are not applicable to equity investments classified and measured as FVOCI.

Other remaining equity investments are measured at FVPL. All changes in the fair value are recognised in Valuation result and Net trading income in the Consolidated statement of profit or loss.

Financial liabilities
Financial liabilities are classified and subsequently measured at AC, except for financial guarantee contracts, derivatives and liabilities designated at FVPL. Financial liabilities classified and measured at FVPL are presented as follows:

- The amount of change in the fair value that is attributable to changes in own credit risk of the liability designated at FVPL is presented in OCI. Upon derecognition this Debit Valuation Adjustment (DVA) impact does not recycle from OCI to profit or loss; and
- The remaining amount of change in the fair value is presented in profit or loss in 'Valuation results and net trading income'. Interest on financial liabilities at FVPL is also recognised in the valuation result, except for items voluntarily designated as FVPL, for which interest is presented within 'Other interest income (expense)'.

A financial guarantee contract is a contract that requires ING Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Such a contract is initially recognised at fair value and is subsequently measured at the higher of (a) the amount determined in accordance with impairment provisions of IFRS 9 'Financial instruments' (see section 'Impairment of financial assets') and (b) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with the revenue recognition principle of IFRS 15 'Revenue from contracts with customers'.

Repurchase transactions and reverse repurchase transactions

Securities sold subject to repurchase agreements (repos), securities lending and similar agreements continue to be recognised in the Consolidated statement of financial position as ING Group continues to be exposed to substantially all risks and rewards of the transferred financial asset. The counterparty liability is designated and measured at FVPL if the asset is measured mandatorily at FVPL. Otherwise, the counterparty liability is included in Deposits from banks, Customer deposits, or Trading.

Securities purchased under agreements to resell (reverse repos), securities borrowings and similar agreements are not recognised in the Consolidated statement of financial position as the counterparty continues to be exposed to substantially all risks and rewards of the transferred security. Based on the business model assessment and counterparty, the consideration paid to purchase securities is recognised as Loans and advances to customers, Loans and advances to banks, financial assets mandatorily at FVPL or Trading assets.

1.5.3 Fair values of financial assets and liabilities

All financial assets and liabilities are recognised initially at fair value. The fair value of a financial instrument on initial recognition is generally its transaction price (that is, the fair value of the consideration given or received). However, if there is a material difference between the transaction price and the fair value of financial instruments whose fair value is based on a valuation technique using significant unobservable inputs, the entire 'day one' difference (a 'Day One Profit or Loss') is deferred. ING Group defers the Day One Profit or Loss relating to financial instruments classified as Level 3 and financial instruments with material unobservable inputs into CVA which are not necessarily classified as Level 3. The deferred Day One Profit or Loss is recognised in the statement of profit or loss over the life of the transaction until the transaction matures, or until the significant unobservable inputs become observable, or until the significant unobservable inputs become non-significant. In all other cases, ING Group recognises the difference as a gain or loss at inception.

Subsequently, except for financial assets and financial liabilities measured at amortised cost, all the other financial assets and liabilities are measured at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It assumes that market participants would use and take into account the characteristics of the asset or liability when pricing the asset or liability. Fair values of financial assets and liabilities are based on unadjusted quoted market prices where available. Such quoted market prices are primarily obtained from exchange prices for listed financial instruments. Where an exchange price is not available, quoted prices in an active market may be obtained from independent market vendors, brokers, or market makers. In general, positions are valued at the bid price for a long position and at the offer price for a short position or are valued at the price within the bid-offer spread that is most representative of fair value in the circumstances. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated.

For certain financial assets and liabilities, quoted market prices are not available. For such instruments, fair value is determined using valuation techniques. These range from discounting of cash flows to various valuation models, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings), and customer behaviour are taken into account. ING Group maximises the use of market observable inputs and minimises the use of unobservable inputs in determining the fair value. It can be subjective dependent on the significance of the unobservable input to the overall valuation. All valuation techniques used are subject to internal review and approval. Most data used in these valuation techniques are validated on a daily basis when possible.

When a group of financial assets and liabilities are managed on the basis of their net risk exposures, the fair value of a group of financial assets and liabilities are measured on a net portfolio level.

To include credit risk in fair value, ING Group applies both Credit and Debit Valuation Adjustments (CVA, DVA, also known as Bilateral Valuation Adjustments or BVA). Own issued debt and structured notes that are designated at FVPL are adjusted for ING Group's own credit risk by means of a DVA. To include the funding risk, ING Group applies an additional 'Funding Valuation Adjustment' (FVA) to the uncollateralised derivatives based on the market price of funding liquidity. ING Group also applies to certain positions other valuation adjustments to arrive at the fair value, such as Bid-Offer adjustments, Model Risk Adjustments and Collateral Valuation Adjustments (CollVA).

Significant judgements and critical accounting estimates and assumptions:

- Even if market prices are available, when markets are less liquid there may be a range of prices for the same security from different price sources. Selecting the most appropriate price requires judgement and could result in different estimates of fair value.
- Valuation techniques are subjective in nature and significant judgement is involved in establishing fair values for certain financial assets and liabilities. Valuation techniques involve various assumptions regarding pricing factors. The use of different valuation techniques and assumptions could produce significantly different estimates of fair value.
- Price testing is performed to assess whether the process of valuation has led to an appropriate fair value of the position and to minimise the potential risks of economic losses due to incorrect or misused models.
- Assessing whether a market is active, and whether an input is observable and significant, requires judgement. ING Group categorises its financial instruments that are either measured in the statement of financial position at fair value or of which the fair value is disclosed, into a three-level hierarchy based on the observability and significance of the valuation inputs. The use of different approaches to assess whether a market is active, whether an input is observable, and whether an unobservable input is significant could produce different classification within the fair value hierarchy as well as potentially different deferral of the Day One Profit or Loss.
- Reference is made to Note 35 'Fair value of assets and liabilities' and to the 'Market risk' paragraph in the 'Risk management' section of the Annual Report for the basis of the determination of the fair value of financial instruments and related sensitivities.

1.5.4 Derivatives and hedge accounting

IFRS 9 includes an accounting policy choice to defer the adoption of IFRS 9 hedge accounting and to continue with hedge accounting under IAS 39. ING Group decided to exercise this accounting policy choice and did not adopt IFRS 9 hedge accounting as of 1 January 2018. Furthermore, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (macro fair value hedges) in accordance with the EU carve-out version of IAS 39.

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Fair values are obtained from quoted market prices in active markets, including market transactions and valuation techniques (such as discounted cash flow models and option pricing models), as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative. Fair value movements on derivatives are presented in profit or loss in 'Valuation result and net trading income', except for derivatives in either a formal hedge relationship or so-called economic hedges

that are not in a formal hedge accounting relationship where a component is presented separately in interest result in line with ING Group's risk management strategy.

Embedded derivatives are separated from financial liabilities and other non-financial contracts and accounted for as a derivative if, and only if:
1. The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
2. A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
3. The combined instrument is not measured at fair value with changes in fair value reported in profit or loss.

If an embedded derivative is separated, the host contract is accounted for as a similar free-standing contract.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. ING Group designates certain derivatives as hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge), hedges of highly probable future cash flows attributable to a recognised asset or liability or a forecast transaction (cash flow hedge), or hedges of a net investment in a foreign operation. Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

At the inception of the transaction, ING Group documents the relationship between hedging instruments and hedged items, its risk management objective, together with the methods selected to assess hedge effectiveness. ING Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the statement of profit or loss, together with fair value adjustments to the hedged item attributable to the hedged risk. If the hedge relationship no longer meets the criteria for hedge accounting, the cumulative adjustment of the hedged item is, in the case of interest-bearing instruments, amortised through the statement of profit or loss over the remaining term of the original hedge or recognised directly when the hedged item is derecognised. For non-interest bearing instruments, the cumulative adjustment of the hedged item is recognised in the statement of profit or loss only when the hedged item is derecognised.

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in the Other Comprehensive Income. The gain or loss relating to the ineffective portion is recognised immediately in the statement of profit or loss. Amounts accumulated in the Other Comprehensive Income are recycled to the statement of profit or loss in the periods in which the hedged item affects net result. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the Other Comprehensive Income at that time remains in the Other Comprehensive Income and is recognised when the forecast transaction is ultimately recognised in the statement of profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in the Other Comprehensive Income is transferred immediately to the statement of profit or loss.

Net investment hedges
Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in the Other Comprehensive Income and the gain or loss relating to the ineffective portion is recognised immediately in the statement of profit or loss. Gains and losses accumulated in the Other Comprehensive Income are included in the statement of profit or loss when the foreign operation is disposed.

Benchmark rate reform – specific policies for hedges directly affected by the benchmark rate reform
As explained in the 'Impact of the benchmark rate reform' paragraph of the 'Risk management' section, a fundamental review of important interest rate benchmarks has been carried out, and is still ongoing for some of them (for instance, WIBOR). Interest Rate Benchmark Reform Phase 1 and Phase 2 amendments to IFRS provide specific reliefs that allow hedge accounting relationships to continue when the benchmark rate reform is ongoing. Phase 1 reliefs remained relevant for ING Group as at 31 December 2025 for WIBOR hedges, and will cease to apply once uncertainty about the timing and amount of the benchmark rate-based cash flows is resolved, or when the hedging instrument is discontinued. ING Group's policy is to cease applying Phase 1 reliefs when the relevant contract (hedging instrument or hedged item) is modified. When this occurs, Phase 2 reliefs become applicable still allowing hedge accounting relationships to continue. Refer to note 'Risk management/Impact of the benchmark rate reform' for further details on WIBOR transition and ING's exposures related to WIBOR that have yet to transition.

Non-trading derivatives that do not qualify for hedge accounting
Derivative instruments that are used by ING Group as part of its risk management strategies, but which do not qualify for hedge accounting under ING Group's accounting policies, are presented as non-trading derivatives. Non-trading derivatives are measured at fair value with changes in the fair value taken to the statement of profit or loss.

1.5.5 Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset, and the net amount is reported in the statement of financial position, when ING Group has a current legally enforceable right to set off the recognised amounts and intends to either settle on a net basis or to realise the asset and settle the liability simultaneously. Offsetting is applied to derivatives, repurchase and reverse repurchase agreements and cash pooling agreements. A significant portion of offsetting is applied to derivatives and related cash margin balances, which are either directly cleared through central clearing parties or cleared through clearing members of central clearing parties. For more information, reference is made to Note 40 'Offsetting financial assets and liabilities'.

1.5.6 Impairment of financial assets
An Expected Credit Loss (ECL) model is applied to financial assets accounted for at AC or FVOCI such as loans, debt securities and lease receivables, as well as off-balance sheet items such as undrawn loan commitments, certain financial guarantees issued, and undrawn committed revolving credit facilities. Under the ECL model, ING Group calculates the ECL by considering on a discounted basis the cash shortfall it would incur in case of a default and multiplying the shortfall by the probability of a default occurring. The ECL is the sum of the probability-weighted outcomes. The ECL estimates are unbiased and include reasonable and supportable information about past events, current conditions, and forecasts of future economic conditions. ECL is recognised on the balance sheet as loan loss provisions (LLP).

Three-stage approach
Financial assets are classified in one of the below three stages at each reporting date. A financial asset can move between stages during its lifetime. The stages are based on changes in credit quality since initial recognition and defined as follows:
- **Stage 1**
  Financial assets that have not had a significant increase in credit risk since initial recognition (i.e. no Stage 2 or 3 triggers apply). Assets are classified as Stage 1 upon initial recognition (with the exception of purchased or originated credit impaired (POCI) assets) and ECL is determined by the probability that a default occurs in the next 12 months (12 months ECL);
- **Stage 2**
  Financial assets showing a significant increase in credit risk since initial recognition. For assets in Stage 2, ECL reflects an estimate on the credit losses over the remaining maturity of the asset (lifetime ECL); or
- **Stage 3**
  Financial assets that are credit-impaired. Also for these assets, ECL is determined over the remaining maturity of the asset.

Significant increase in credit risk
ING Group established a framework, incorporating quantitative and qualitative indicators, to identify and assess significant increases in credit risk (SICR). This is used to determine the appropriate ECL Stage for each financial

asset. Reference is made to the 'Criteria for identifying a significant increase in credit risk (SICR)' in the 'Risk management' section of the Annual Report.

An asset that is in Stage 2 will move back to Stage 1 when none of the above criteria are in place anymore. However, if the asset was moved to Stage 2 based on the forbearance status, then the asset stays in Stage 2 for at least 24 months. If the asset was classified as Stage 2 due to the '30 days past due' trigger, then the asset is moved back to Stage 1 only after three months from when the trigger no longer applies.

Credit-impaired financial assets (Stage 3)
Financial assets are assessed for credit-impairment at each reporting date and more frequently when circumstances warrant further assessment. Evidence of credit-impairment includes arrears of over 90 days on any material credit obligation, indications that the borrower is experiencing significant financial difficulty, a breach of contract, bankruptcy or distressed restructuring. The definition of 'credit-impaired' under IFRS 9 (Stage 3) is aligned with the definition of 'default' used by ING Group for internal risk management purposes, which is also the definition used for regulatory purposes.

An asset (other than a POCI asset) that is in Stage 3 will move back to Stage 2 when, as at the reporting date, it is no longer considered to be credit-impaired, subject to certain probation periods. The asset will migrate back to Stage 1 when its credit risk at the reporting date is no longer considered to have increased significantly since initial recognition.

Macroeconomic scenarios
ING Group has established a quarterly process whereby forward-looking macroeconomics scenarios and probability weightings are developed for the purpose of ECL. ING Group applies data predominantly from a leading service provider enriched with the internal ING Group view. A baseline, up-scenario and down-scenario are determined to reflect an unbiased and probability-weighted ECL amount. As a baseline scenario, ING Group applies the market-neutral view combining consensus forecasts for economic variables such as unemployment rates, GDP growth, house prices, commodity prices, and short-term interest rates. Applying market consensus in the baseline scenario ensures unbiased estimates of the expected credit losses.

The alternative scenarios are based on observed forecast errors in the past, adjusted for the risks affecting the economy today and the forecast horizon. The probabilities assigned are based on the likelihoods of observing the three scenarios and are derived from confidence intervals on a probability distribution. The forecasts for the economic variables are adjusted on a quarterly basis.

The probability weights applied to each of the three scenarios
ING Group uses three macroeconomic scenarios when determining IFRS 9 ECL (baseline, upside and downside). The management approach used to determine the weights of each scenario and in selecting the parts of the distribution of forecast errors from which the weights are derived is disclosed in the 'Alternative Scenarios and Probability Weights' section. Additionally, this approach is detailed in the sensitivity analysis within the 'Risk management' section of the Annual Report.

Measurement of ECL
ING Group applies a collective assessment method to measure ECL for Stage 1, Stage 2, and certain Stage 3 assets. Other credit-impaired assets subject to ECL measurement apply the individual assessment method.

Collectively assessed assets (Stages 1 to 3)
For collective assessed assets, ING Group applies a model-based approach. ECL is determined by, expressed simplistically, multiplying the probability of default (PD) with the loss given default (LGD) and exposure at default (EAD), adjusted for the time value of money. Assets that are collectively assessed are grouped on the basis of similar credit-risk characteristics, taking into account the loan type, industry, geographic location, collateral type, past due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated and the loss in case the debtor is not able to pay all amounts due.

For Stage 3 assets, the PD equals 100% and the LGD and EAD represent a lifetime view of the losses based on characteristics of defaulted facilities.

For the measurement of ECL, ING Group's expected credit loss models (PD, LGD, EAD) used for regulatory purposes have been adjusted. These adjustments include removing embedded prudential conservatism (such as floors) and converted through-the-cycle estimates to point-in-time estimates. The models assess ECL on the basis of forward-looking macroeconomic forecasts and other inputs. For most financial assets, the expected life is limited to the remaining maturity. For overdrafts and certain revolving credit facilities, such as credit cards, the maturity is estimated based on historical data as these do not have a fixed term or repayment schedule.

Individually assessed assets (Stage 3)
ING Group estimates ECL for individually significant credit-impaired financial assets within Stage 3 on an individual basis. ECL for these Individually assessed assets are determined using the discounted expected future cash flow method. To determine expected future cash flows, one or more scenarios are used. Each scenario is analysed based on the probability of occurrence and includes forward-looking information.

In determining the scenarios, all relevant factors impacting the future cash flows are taken into account. These include expected developments in credit quality, business and economic forecasts, and estimates of if/when recoveries will occur, taking into account ING Group's restructuring/recovery strategy.

The best estimate of ECL is calculated as the weighted-average of the shortfall (gross carrying amount minus discounted expected future cash flow using the original EIR) per scenario, based on best estimates of expected future cash flows. Recoveries can arise from, among other things, repayment of the loan, collateral recovery and the sale of the asset. Cash flows from collateral and other credit enhancements are included in the measurement of ECL of the related financial asset when it is part of or integral to the contractual terms of the financial asset and the credit enhancement is not recognised separately. For the individual assessment, with granular (company- or asset-specific) scenarios, specific factors can have a larger impact on the future cash flows than macroeconomic factors.

When a financial asset is credit-impaired, interest income is no longer recognised based on the gross carrying amount of the asset. Instead, interest income is calculated by applying the original effective interest rate to the amortised cost of the asset, which is the gross carrying amount less the related loan loss provision.

Purchased or Originated Credit Impaired (POCI) assets
POCI assets are financial assets that are credit-impaired on initial recognition. Impairment on a POCI asset is determined based on lifetime ECL from initial recognition. POCI assets are recognised initially at an amount net of ECL and are measured at AC using a credit-adjusted effective interest rate. In subsequent periods, any changes to the estimated lifetime ECL are recognised in profit or loss. Favourable changes are recognised as an impairment gain if the lifetime ECL at the reporting date is lower than the estimated lifetime ECL at initial recognition.

Write-off and debt forgiveness
Loans and debt securities are written off (either partially or in full) when there is no reasonable expectation of recovery and/or collectability of amounts due. The following events can lead to a write-off:
▪ After a restructuring has been completed and there is a high improbability of recovery of part of the remaining loan exposure (including partial debt forgiveness);
▪ In a bankruptcy liquidation scenario;
▪ After divestment or sale of a credit facility at a discount; and
▪ Specific fraud cases with no recourse options.

When a loan is uncollectable, it is written off against the related loan loss provision. Subsequent recoveries of amounts previously written off are recognised in 'Addition to loan loss provisions' in the Consolidated statement of profit or loss.

Debt forgiveness (or debt settlement) involves write-off, but also involves the forgiveness of a legal obligation, in whole or in part. This means that ING Group forfeits the legal right to recover the debt. As a result, the financial asset needs to be derecognised.

Presentation of ECL
ECL for financial assets measured at AC is deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the ECL is recognised in OCI, instead of deducting it from the carrying amount of the asset. ECL also reflects any credit losses related to the portion of the loan commitment that is expected to be drawn down over the remaining life of the instrument. The ECL on issued financial guarantee contracts, in scope of IFRS 9 and not measured at FVPL, is recognised as liabilities and presented in Other provisions. ECL are presented in profit or loss in Addition to loan loss provision.

Significant judgements and critical accounting estimates and assumptions:

The calculation of ECL requires a number of judgements and estimates. In particular:

- ING Group makes various assumptions about the **risk of default, the credit loss rates in case of a default and expected future cash flows**. For collective provisions, ING Group applies significant judgement when estimating modelled parameters such as PD, LGD and EAD, including the selection and calibration of relevant models. For stage 3 individual provisioning, the determination and probabilities of restructuring and recovery scenarios, as well as the amount and timing of expected future cash flows, may be particularly subjective.

- **Forward-looking macroeconomic scenarios** used in impairment assessments are uncertain in nature. The use of alternate forward-looking macroeconomic scenarios can produce significantly different estimates of ECL. This is demonstrated in the sensitivity analysis in the 'Risk Management' section of the annual report, where the un-weighted ECL under each of the three scenarios for some significant portfolios is disclosed.

- When determining whether the credit risk on a financial asset has increased significantly **(criteria for identifying a significant increase in credit risk)**, ING Group considers reasonable and supportable information to compare the risk of default occurring at reporting date with the risk of a default occurring at initial recognition of the financial asset. Whilst judgement is required in applying a PD rating to each financial asset, there is significant judgement used in determining the Stage allocation PD banding thresholds. The process of comparing a financial asset's PD with the PD banding thresholds determines its ECL Stage. Assets in Stage 1 are allocated a 12-month ECL, and those in Stage 2 are allocated a lifetime ECL, and the difference is often significant. As such, the judgement made in assigning financial asset PDs and the PD banding thresholds constitutes a significant judgement. Analysis of the sensitivity associated with the assessment of a significant increase in credit risk is presented in the 'Risk Management' section of the Annual Report.

- Judgement is exercised in management's evaluation of whether there is objective evidence that exposures are credit-impaired.

- To reflect the risks that are not properly captured by the ECL models (including climate risk), a number of **management adjustments to the model-based ECL** were necessary as at 31 December 2025, which required significant judgement. Reference is made to the 'Management adjustments applied this reporting period' paragraph in the 'Risk Management' section of the Annual Report.

1.5.7 Modification of financial instruments
In certain circumstances, ING Group grants borrowers postponement, reduction of loan principal and/or interest payments on a temporary period of time to maximise collection opportunities, and if possible, avoid default, foreclosure, or repossession. When such postponement, reduction of loan principal and/or interest payments are executed based on credit concerns, they are also referred to as forbearance (refer to the 'Risk management' section of the Annual Report for more details) and require analysis on whether the contractual terms have been substantially modified or not. A similar assessment is needed when contractual terms are modified for reasons other than forbearance.

ING Group determines whether there has been a substantial modification using both quantitative and qualitative factors. If the modification results in a substantial modification of the terms of the loan, the original loan is derecognised and a new loan is recognised at fair value at the modification date. In case of a non-substantial modification, a modification gain or loss is recognised in profit or loss.

1.5.8 Accounting for Targeted Longer-Term Refinancing Operations (TLTRO)
ING Group participated in the Targeted Longer-Term Refinancing Operations (TLTRO III), which mainly affected comparative periods as, in March 2024, ING repaid the final EUR 6 billion of its TLTRO III participation. ING Group considered TLTRO funding provided by the ECB to banks to be on market terms on the basis that the ECB has established a separate market with TLTRO programmes. They have specific terms which are different from other sources of funding available to banks, including those provided by the ECB. Consequently, the rate under TLTRO was considered to be a market conforming rate and TLTRO funding was recognised fully as a financial liability.

ING Group interpreted the whole rate set by the ECB under TLTRO as a floating rate on the financial liability, being the market rate for each specific period in time. This resulted in discrete rates for discrete interest periods over the life of TLTRO. The change in the applicable rate between interest periods was seen as a change in the floating rate and was accounted for prospectively. Similarly, if the ECB announced changes in the rate for the amounts already drawn under the existing TLTRO, then such changes also represented a change in a floating rate. Following this, such changes led to the recognition of an increased/decreased interest in the relevant period of life of the exposure, rather than by the recognition of an immediate modification gain or loss at the moment of the change of terms by the ECB. If the change related to the periods already passed, the impact for those past periods was recognised in profit or loss immediately. Reference is made to Note 20 'Net interest income' for the presentation of ING Group's participation in TLTRO programmes.

1.5.9 Financial guarantees purchased (ING as holder)
When ING purchases a financial guarantee, it assesses whether the guarantee is integral or non-integral to the related loan.

Integral financial guarantees are not accounted for separately but included in the accounting for the loan under IFRS 9:

- For loans measured at amortised cost or FVOCI, the guarantee is reflected in the expected credit loss (ECL) measurement. Premiums paid are treated as transaction costs and recognised as part of Interest income using the effective interest rate method.
- For loans measured at FVTPL, the guarantee is included in the fair value of the loan. Premiums paid are treated as transaction costs and recognised within Fee and commission expense.

Non-integral financial guarantees are accounted for separately, within Other assets, by analogy to reimbursements under IAS 37 'Provisions, Contingent Liabilities and Contingent Assets':

- For loans measured at amortised cost or FVOCI, a compensation right asset is recognised and measured based on ECL, provided recovery is virtually certain.
- Changes in compensation right assets are recognised as a reduction in risk costs within Addition to loan loss provisions line in profit or loss. Premiums paid are recognised within Fee and commission expense.
- For loans measured at FVTPL, non-integral financial guarantees are designated at FVTPL, with premiums recognised within Fee and commission expense.

1.6 Consolidation

ING Group comprises ING Groep N.V. (the Parent Company), ING Bank N.V. and all other subsidiaries. Subsidiaries are entities controlled by ING Groep N.V. Control exists if ING Groep N.V. is exposed to or has rights to variable returns and has the ability to affect those returns through the power over the subsidiary.

For interests in structured entities, the existence of control requires judgement as these entities are designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. This judgement includes, for example, the involvement in the design of the structured entity, contractual arrangements that give rights to direct the structured entities' relevant activities and commitment to ensure that the structured entity operates as designed.

Transactions between ING Groep N.V. and its subsidiaries are eliminated on consolidation. Reference is made to Note 43 'Principal subsidiaries, investments in associates and joint ventures' for a list of principal subsidiaries and their statutory place of incorporation. A description of ING's activities involving structured entities is included in Note 44 'Structured entities'.

A list containing the information referred to in Section 379 (1), Book 2 of the Dutch Civil Code has been filed with the office of the Commercial Register of Amsterdam, in accordance with Section 379 (5), Book 2 of the Dutch Civil Code.

ING Groep N.V. and its Dutch group companies are subject to legal restrictions regarding the amount of dividends they can pay to their shareholders. The Dutch Civil Code contains the restriction that dividends can only be paid up to an amount equal to the excess of the company's own funds over the sum of the paid-up capital and reserves required by law. Certain Group companies are also subject to other restrictions in certain countries, in addition to the restrictions on the amount of funds that may be transferred in the form of dividends, or otherwise, to the parent company.

Furthermore, in addition to the restrictions regarding the minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate, other limitations exist in certain countries.

1.7 Segment reporting

An operating segment is a distinguishable component of ING Group, engaged in providing products or services, whose operating results are regularly reviewed by the Executive Board of ING Group and the Management Board Banking (together they make up the Chief Operating Decision Maker (CODM)) who decide which resources to allocate to the segment and assess its performance.

The CODM reviews and assesses ING Group's performance primarily by line of business. As a result, ING identified five operating segments which are also disclosed as reportable segments.

1.8 Hyperinflation accounting

Since the second quarter of 2022, Türkiye has been considered a hyperinflationary economy for accounting purposes. As ING Group has a subsidiary in Türkiye, ING Group has applied IAS 29 'Financial Reporting in Hyperinflationary Economies' to its operations since then. IAS 29 continued to be relevant for ING's operations in Türkiye in 2023, 2024 and 2025. Under IAS 29, the results of the operations in Türkiye should be stated in terms of the current purchasing power at the reporting date. For that, the consumer price index (CPI) as determined by the Turkish Statistical Institute was used. The CPI for Türkiye (2003=100) at 31 December 2025 was 3,513.87, at 31 December 2024 was 2,684.55 and at 31 December 2023 it was 1,859.38 (movement 2025: 30.89%, 2024: 44.38%, 2023: 64.77%). The effect of such restatement for inflation in the current period of the statement of comprehensive income and the balance sheet has been recognised in the statement of profit or loss within 'Other net income' as a 'Net monetary gain or loss'. The net monetary loss for the period represents the loss of purchasing power by the net monetary position (monetary assets exceeding monetary liabilities) of ING Türkiye.

After the application of the above restatement procedures in Turkish Lira under IAS 29, the financial position and the results for the period of ING Türkiye were translated and presented in EUR at the exchange rate on 31 December 2025. For the statement of comprehensive income this is in contrast with the usual translation procedures where items of comprehensive income are translated at the exchange rate at the date of transaction. Furthermore, ING Group chose to present both the restatement effect resulting from restating ING Group's interest in the equity of ING Türkiye as required by IAS 29, and the translation effect from translating at a closing rate that differs from the previous closing rate, in the Currency translation reserve.

1.9 Foreign currency translation

Functional and presentation currency
Items included in the financial statements of each of ING Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Consolidated financial statements are presented in euros, which is ING Group's presentation currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions. Exchange rate differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of profit or loss, except when deferred in equity as part of qualifying cash flow hedges or qualifying net investment hedges.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Exchange rate differences on non-monetary items, measured at fair value through profit or loss, are reported as part of the fair value gain or loss. Non-monetary items are retranslated at the date the fair value is determined. Exchange rate differences on non-monetary items measured at fair value through other comprehensive income are included in other comprehensive income and get accumulated in the revaluation reserve in equity.

Exchange rate differences in the statement of profit or loss are generally included in 'Valuation results and net trading income'. Reference is made to Note 22 'Valuation results and net trading income', which discloses the amounts included in the statement of profit or loss. Exchange rate differences relating to the disposal of debt and FVPL equity securities are considered to be an inherent part of the capital gains and losses recognised in Investment income. As mentioned below, in Group companies relating to the disposals of group companies, any exchange rate difference deferred in equity is recognised in the statement of profit or loss in 'Result on disposal of group companies'. Reference is also made to Note 19 'Equity', which discloses the amounts included in the statement of profit or loss.

Group companies
The results and financial positions of all group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
- Assets and liabilities are translated at the closing rate at the date of the statement of financial position;
- Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). However, under hyperinflation accounting, income and expenses of ING Türkiye are translated at the closing rate; and
- All resulting exchange rate differences are recognised in a separate component of equity.

On consolidation, exchange rate differences arising from the translation of a monetary item that forms part of the net investment in a foreign operation, and of borrowings and other instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, the corresponding exchange rate differences are recognised in the statement of profit or loss as part of the gain or loss on sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the balance sheet date.

1.10 Investment in associates and joint ventures

Associates are all entities over which ING Group has significant influence but not control. Significant influence is the ability to participate in the financial and operating policies of the investee. It generally results from a shareholding of between 20% and 50% of the voting rights or through situations including, but not limited to one or more of the following:
- Representation on the board of directors;
- Participation in the policymaking process; and
- Interchange of managerial personnel.

Joint ventures are entities over which ING Group has joint control. Investments in associates and joint ventures are initially recognised at cost and subsequently accounted for using the equity method of accounting.

ING Group's investment in associates and joint ventures (net of any accumulated impairment loss) includes goodwill identified on acquisition. ING Group's share of its associates and joint ventures post-acquisition profits or losses is recognised in the statement of profit or loss, and its share of post-acquisition changes in reserves is recognised in equity. The cumulative post-acquisition changes are adjusted against the carrying amount of the investment. When ING Group's share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any long-term interests in the associate like uncollateralised loans that are neither planned nor likely to be settled in the foreseeable future, ING Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Unrealised gains on transactions between ING Group and its associates and joint ventures are eliminated to the extent of ING Group's interest in the associates and joint ventures. Unrealised losses are also eliminated unless they provide evidence of an impairment of the asset transferred. Accounting policies of associates and joint ventures have been changed where necessary to ensure consistency with the policies adopted by ING Group.

The recoverable amount, being the higher of fair value less cost of disposal and value in use, of the investment in associate and joint venture is determined when there is an indication of potential (reversal of) impairment. In case of an indication of potential impairment, an impairment loss is recognised when the carrying amount of the investment exceeds its recoverable amount. Goodwill on acquisitions of interests in associates and joint ventures is not tested separately for impairment, but is assessed as part of the carrying amount of the investment. An impairment loss is subsequently reversed if there is indication of a reversal and there is a change in the estimates used to determine the recoverable amount. In case of an indication of a potential reversal of impairment, an impairment loss is reversed to the extent that the recoverable amount exceeds its carrying amount, but cannot exceed the original impairment loss.

The reporting dates of certain associates and joint ventures can differ from the reporting date of the Group, but by no more than three months.

Significant judgements and critical accounting estimates and assumptions:

Potential impairment and reversal assessment
Identification of impairment indicators as well as indicators of potential reversal of previous impairments of ING Group's investment in TMBThanachart Bank Public Company Limited (hereafter: TTB), an associate, requires significant judgement. When there is objective evidence of impairment or indicators that prior period impairment losses no longer exist or may have decreased, value in use (VIU) needs to be determined. Estimation of VIU involves significant estimates and management assumptions. See Note 8 'Investment in associates and joint ventures'.

Determination of significant influence over associates
It is presumed that an entity has significant influence when it holds 20% or more of the voting power of the investee. Conversely, it is presumed that an entity does not have significant influence when voting power is less than 20% in the investee. Depending on the facts and circumstances, the presumption is rebutted when ING can clearly demonstrate whether or not it has power to participate in the investee's financial and operating policy decisions. The consideration of all relevant factors requires judgement, including, amongst others, the investment purpose, investee's governance structure and legal regime, ability to obtain meaningful board representation and participation in policymaking decisions. Refer to Note 5 'Financial assets at fair value through other comprehensive income' regarding ING's accounting for its investment in Van Lanschot Kempen.

1.11 Property and equipment
Property in own use
Land and buildings held for own use are stated at fair value at the balance sheet date. Depreciation is recognised on a straight-line basis over the estimated useful life (in general 20–50 years). On disposal, the related revaluation reserve is transferred to retained earnings.

Equipment
Equipment is stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight line basis over their estimated useful lives, which are generally as follows: two to five years for data processing equipment, and four to ten years for fixtures and fittings.

Disposals of property and equipment
The difference between the proceeds on disposal and net carrying value is recognised in the statement of profit or loss under Other net income.

Right-of-use assets - ING Group as the lessee
A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a corresponding liability representing its obligation to make lease payments at the date at which the leased asset is available for use by ING Group. Each lease payment is allocated between the repayment of the liability and finance cost. The finance costs are charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
- Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
- Variable lease payments that are based on an index or a rate;
- Amounts expected to be payable by the lessee under residual value guarantees;
- The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
- Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the lessee's incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received and any initial direct costs and restoration costs.

The right-of-use asset is included in the statement of financial position line-item 'Property and equipment'. The lease liability is included in the statement of financial position line-item 'Other liabilities'. Refer to Note 9 'Property and equipment' and to Note 16 'Other liabilities'.

Subsequent to initial recognition, the right-of-use asset amortises using a straight-line method to the income statement over the life of the lease. The lease liability increases for the accrual of interest and decreases when payments are made. Any remeasurement of the lease liability due to a lease modification or other reassessment results in a corresponding adjustment to the carrying amount of the right-of-use asset.

1.12 ING Group as lessor
When ING Group acts as a lessor, a distinction should be made between finance leases and operating leases. For ING Group as a lessor, these are mainly finance leases and are therefore not included in 'Property and equipment'. Instead, the present value of the lease payments is recognised as a receivable under Loans and advances to customers or Loans and advances to banks. The difference between the gross receivable and the present value of the receivable is unearned finance lease income. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return.

1.13 Goodwill and other intangible assets
Impairment of goodwill and other non-financial assets
ING Group assesses at each reporting period whether there is an indication that a non-financial asset may be impaired. Irrespective of whether there is an indication of impairment, intangible assets with an indefinite useful life, including goodwill acquired in a business combination, and intangible assets not yet available for use, are tested annually for impairment. Goodwill is allocated to groups of cash generating units (CGUs) for the purpose of impairment testing. These groups of CGUs represent the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment by comparing the carrying value of the group of CGUs to the recoverable amount of that group of CGUs. Impairment of goodwill, if applicable, is included in the statement of profit or loss in Other operating expenses and is not subsequently reversed.

Computer software
Computer software that has been purchased or generated internally for own use is stated at cost less amortisation and any impairment losses. Amortisation is calculated on a straight-line basis over its useful life, which generally does not exceed five years. Amortisation is included in Other operating expenses.

1.14 Taxation
Income tax on the result for the year consists of current and deferred tax. Income tax is recognised in the statement of profit or loss but it is recognised directly in equity if the tax relates to items that are recognised directly in equity.

Uncertain tax positions are assessed continually by ING Group and in case it is probable that there will be a cash outflow, a current tax liability is recognised.

Deferred income tax
Deferred income tax is provided in full, using the liability method, for temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the Consolidated statement of financial position. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets and liabilities are not discounted.

Deferred tax assets are recognised when it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided for temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by ING Group and it is probable that the difference will not reverse in the foreseeable future. The tax effects of income-tax losses available for carry forward are recognised as an asset where it is probable that future taxable profits will be available, against which these losses can be utilised.

Fair value remeasurements of debt and equity instruments measured at FVOCI and cash flow hedges are recognised directly in equity. Deferred tax related to this fair value remeasurement is also recognised directly in equity and is subsequently recognised in the statement of profit or loss together with the deferred gain or loss.

1.15 Provisions, contingent liabilities and contingent assets

A provision is a present obligation arising from past events, the settlement of which is expected to result in an outflow of resources embodying economic benefits. However, the timing or the amount is uncertain. Provisions are discounted when the effect of the time value of money is significant using a pre-tax discount rate.

Reorganisation provisions include employee termination benefits when ING Group is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

A liability is recognised for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the liability is recognised only upon reaching the specified minimum threshold.

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of ING Group, or a present obligation that arises from past events but is not recognised because it is either not probable that an outflow of economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured reliably. Contingent liabilities are not recognised in the statement of financial position, but are rather disclosed in the notes unless the possibility of the outflow of economic benefits is remote.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of ING Group. Contingent assets are recognised in the statement of financial position only when realisation of the income that arises from such an asset is virtually certain. Contingent assets are disclosed in the notes when an inflow of economic benefits is probable.

Significant judgements and critical accounting estimates and assumptions:

The recognition and measurement of provisions is an inherently uncertain process, involving using judgement to determine when a present obligation exists and estimates regarding probability, amounts and timing of cash flows.

ING Group may become involved in governmental, regulatory, arbitration and legal proceedings and investigations, and may be subject to third-party claims. With or without reference to the above, ING Group may also offer compensation to certain of its customers. Judgement is required to assess whether a present obligation exists and to estimate the probability of an unfavourable outcome and the amount of potential loss. The degree of uncertainty and the method of making the accounting estimate depends on the individual case, its nature and complexity. Such cases are usually one of a kind. For the assessment of related provisions, ING Group consults with internal and external legal experts. Even taking into consideration legal experts' advice, the probability of an outflow of economic benefits can still be uncertain and the provision recognised can remain sensitive to the assumptions used. Reference is made to Note 15 'Provisions'. For proceedings where it is not possible to make a reliable estimate of the expected financial effect, that could result from the ultimate resolution of the proceedings, no provision is recognised, however disclosure is included in the financial statements, where relevant. Reference is made to Note 42 'Legal proceedings'.

Critical accounting estimates and assumptions for the reorganisation provision are in estimating the amounts and timing of cash flows as the announced transformation initiatives are implemented over a period of several years. Reference is made to Note 15 'Provisions'.

1.16 Irrevocable Payment Commitments on contributions to SRF and DGS

ING makes contributions to the Single Resolution Fund (SRF) and Deposit Guarantee Schemes (DGS). The annual contributions are paid in cash or, in some cases, partly using Irrevocable Payment Commitments (IPCs) that become payable if and when called. Cash contributions are accounted for as levies as described in section 1.15 above, while IPCs are disclosed in Note 41 'Commitments'. Cash collateral posted on IPCs to the SRF is accounted for as an interest bearing financial asset at amortised cost. Government bonds posted as collateral on IPCs to DGS continue to be recognised as assets of ING as securities at amortised cost.

1.17 Other liabilities

Defined benefit plans

The net defined benefit asset or liability recognised in the statement of financial position in respect of defined benefit pension plans is the fair value of the plan assets less the present value of the defined benefit obligation at the balance sheet date.

Changes in plan assets include mainly:
- Return on plan assets are recognised as staff costs in the statement of profit or loss. It is determined using a high quality corporate bond rate (identical to the discount rate used in determining the defined benefit obligation) at the start of the reporting period; and
- Remeasurements which are recognised in Other comprehensive income.

The defined benefit obligation is calculated by internal and external independent qualified actuaries through actuarial models and calculations using the projected unit credit method. This method considers expected future payments required to settle the obligation resulting from employee service in the current and prior periods, discounted using a high quality corporate bond rate. Inherent in these actuarial models are assumptions including discount rates, rates of increase in future salary and benefit levels, mortality rates, consumer price index and the expected level of indexation. The assumptions are based on available market data as well as management expectations and are updated regularly.

Changes in the defined benefit obligation include mainly:
- Service cost, which is recognised as staff costs in the statement of profit or loss;
- Interest expenses are recognised as staff costs in the Statement of profit or loss. It is determined using a high quality corporate bond rate at the start of the period;
- Remeasurements which are recognised in Other comprehensive income (equity) and not recycled to the Statement of profit or loss;
- Any past service cost relating to a plan amendment is recognised in profit or loss in the period of the plan amendment; and
- Gains and losses on curtailments and settlements are recognised in the Statement of profit or loss when the curtailment or settlement occurs.

The recognition of a net defined benefit asset in the Consolidated statement of financial position is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Defined contribution plans

For defined contribution plans, ING Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. ING Group has no further payment obligations once the contributions have been paid. The contributions are recognised as staff expenses in the profit or loss when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other post-employment obligations

Some group companies provide other post-employment benefits to former employees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans.

1.18 Treasury shares

Treasury shares (own equity instruments bought back by ING Group or its subsidiaries) are deducted from Equity (Other reserves). No gain or loss is recognised in the statement of profit or loss when purchasing, selling or cancelling these shares. Treasury shares are not taken into account when calculating earnings per ordinary share or dividend per ordinary share as they are not considered to be outstanding.

Treasury shares can be purchased by ING as part of a share buyback programme. If a share buyback is executed by a broker and the agreement with the broker is irrevocable, ING has a contractual obligation to purchase its own shares that is unavoidable once it signs the agreement with the broker. This is the moment when ING recognises a financial liability measured at the present value of the redemption amount with a corresponding reduction in equity (Retained earnings). During the share buyback programme, ING settles this liability for the actual purchase price paid for the shares bought on a daily basis. Actual shares bought back and held by ING are presented as Treasury shares within Other reserves in equity.

1.19 Income recognition

Interest

Interest income and expense are recognised in the statement of profit or loss using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, ING Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses.

The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Interest results on instruments classified at Amortised Cost, assets measured at FVOCI and derivatives in a formal hedge accounting relationship are presented in 'Interest income (expense) using effective interest rate method'. Interest result on financial assets and liabilities voluntarily designated as at FVPL and derivatives in so-called economic hedges and instruments designated at fair value are presented in 'Other interest income (expense)'. Interest result on all other financial assets and liabilities at FVTPL is recognised in 'Valuation results and net trading income'.

Fees and commissions
Fees and commissions are generally recognised as the service is provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognised as income when the performance obligation has been satisfied based on the particular contract and ING Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as the other participants. Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party – such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses – are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts as the service is provided. Asset management fees related to investment funds and investment contract fees are recognised on a pro-rata basis over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time. Fees received and paid between banks for payment services are classified as commission income and expenses.

Lease income
The proceeds from leasing out assets under operating leases are recognised on a straight-line basis over the life of the lease agreement. Lease payments received in respect of finance leases when ING Group is the lessor are divided into an interest component (recognised as interest income) and a repayment component based on a pattern reflecting a constant periodic rate of return on the lessor's net investment in the lease.

1.20 Expense recognition
Expenses are recognised in the statement of profit or loss as incurred, or when a decrease in future economic benefits related to a decrease in an asset or an increase in a liability has arisen that can be measured reliably. Fee and commission expenses generally result from contracts with ING service providers, who perform their service for ING Group's customers. Costs are generally presented as 'Commission expenses' if they are specific, incremental, directly attributable and identifiable to generate income.

Share-based payments
ING Group only engages in share-based payment transactions with its staff and directors. Share-based payment expenses are recognised as a staff expense over the vesting period. A corresponding increase in equity is recognised for equity-settled share-based payment transactions. A liability is recognised for cash-settled share-based payment transactions. The fair value of equity-settled share-based payment transactions are measured at the grant date, and the fair value of cash-settled share-based payment transactions are measured at each balance sheet date. Rights granted will remain valid until the expiry date, even if the share based payment scheme is discontinued. The rights are subject to certain conditions, including a pre-determined continuous period of service.

1.21 Earnings per ordinary share
Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding:
- Own shares held by group companies are deducted from the total number of ordinary shares in issue;
- The computation is based on daily averages; and
- In case of exercised warrants, the exercise date is taken into consideration.

Diluted earnings per share data are computed as if all convertible instruments outstanding at year-end were exercised at the beginning of the period. It is also assumed that ING Group uses the assumed proceeds thus received to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from the exercise is added to the average number of shares used to calculate diluted earnings per share.

1.22 Statement of cash flows

The statement of cash flows is prepared in accordance with the indirect method, distinguishing cash flows from operating, investing and financing activities. In the net cash flow from operating activities, the result before tax is adjusted for those items in the statement of profit or loss and changes in items per the statement of financial position, which do not result in actual cash flows during the year.

For the purposes of the statement of cash flows, Cash and cash equivalents include deposits from banks and loans and advances to banks that are on demand. Furthermore, it includes treasury bills and other eligible bills shorter than three months. Investments qualify as a cash equivalent if they are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Cash flows arising from foreign currency transactions are translated into the functional currency using the exchange rates at the date of the cash flows.

The net cash flow shown in respect of Loans and advances to customers relates only to transactions involving actual payments or receipts. The Addition to loan loss provision, which is deducted from the item Loans and advances to customers in the statement of financial position, has been adjusted accordingly from the result before tax and is shown separately in the statement of cash flows.

The difference between the Net cash flow in accordance with the statement of cash flows and the change between the opening and closing balance of Cash and cash equivalents in the statement of financial position is due to exchange rate differences and is presented separately in the cash flow statement.

Liabilities arising from financing activities are debt securities, lease liabilities and subordinated loans.

1.23 Parent company financial statements

The Parent company financial statements of ING Groep N.V. are prepared in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. In accordance with subsection 8 of section 362, Book 2 of the Dutch Civil Code, the recognition and measurement principles applied in the Parent company financial statements are the same as those applied in the Consolidated financial statements.

Notes to the Consolidated statement of financial position

2 Cash and balances with central banks

Cash and balances with central banks		
in EUR million	2025	2024
Amounts held at central banks [1]	51,133	68,708
Cash and bank balances	1,756	1,645
	52,889	**70,353**

[1] Amounts held at central banks include an amount of EUR -17 million (2024: EUR -14 million) of Loan loss provisions.

Amounts held at central banks reflect on-demand balances. The movement reflects ING's active liquidity management.

Reference is made to Note 39 'Transfer of financial assets, assets pledged and received as collateral' for restrictions on amounts held at central banks.

3 Loans and advances to banks

Loans and advances to banks						
	Netherlands		Rest of the world		Total	
in EUR million	2025	2024	2025	2024	2025	2024
Loans and advances to banks[1]	12,362	14,344	8,841	7,426	21,204	21,770

[1] Loans and advances to banks include EUR -18 million (2024: EUR -22 million) of Loan loss provisions.

Loans and advances include balances of reverse repurchase transactions. For more information, refer to Note 4 'Financial assets at fair value through profit or loss'. Furthermore, it includes on-demand and term loans, and cash collateral transactions. Reference is made to Note 7 'Loans and advances to customers' for information on finance lease receivables included in Loans and advances to banks.

As at 31 December 2025 and at 31 December 2024, all loans and advances to banks are non-subordinated.

4 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss		
in EUR million	2025	2024
Trading assets	55,730	72,897
Non-trading derivatives	1,657	2,463
Designated at fair value through profit or loss	3,448	5,740
Mandatorily measured at fair value through profit or loss	72,322	56,481
	133,157	**137,580**

(Reverse) repurchase transactions

Financial assets at fair value through profit or loss include securities lending and sales and repurchase transactions with securities. At ING, these types of transactions are recognised in several lines in the statement of financial position depending on business model assessment and counterparty. Netting is applicable to repurchase agreements that are governed by an established Global Master Repurchase Agreement (GMRA) when ING Group has the intention to settle net. This netting is restricted to transactions involving the same currency and maturity date, and must occur within the same legal entity. Reference is made to Note 40 'Offsetting financial assets and liabilities'.

Securities purchased under agreements to resell (reverse repos), securities borrowings and similar agreements are not recognised in the consolidated statement of financial position as the counterparty continues to be exposed to substantially all risks and rewards of the transferred security. Based on the business model assessment and counterparty, the consideration paid to purchase securities is recognised as Loans and advances to customers, Loans and advances to banks, financial assets mandatorily at FVPL or Trading assets.

Securities sold subject to repurchase agreements (repos), securities lending and similar agreements continue to be recognised in the consolidated statement of financial position as ING Group continues to be exposed to substantially all risks and rewards of the transferred financial asset. The counterparty liability is designated and measured at FVPL if the asset is measured mandatorily at FVPL. Otherwise, the counterparty liability is included in Deposits from banks, Customer deposits or Trading. Furthermore, for repurchase agreements, the gross amount of assets must be considered together with the gross amount of related liabilities, which are presented separately on the statement of financial position since IFRS does not always allow the netting of these positions in the statement of financial position.

Reference is made to Note 39 'Transfer of financial assets, assets pledged and received as collateral' for information on transferred assets which were not derecognised.

ING Group's exposure to (reverse) repurchase transactions is included in the following lines in the statement of financial position:

Exposure to (reverse) repurchase agreements		
in EUR million	2025	2024
Reverse repurchase transactions		
Loans and advances to banks	6,836	10,777
Loans and advances to customers	3,866	3,471
Trading assets, loans and receivables	1,574	12,033
Loans and receivables mandatorily measured at fair value through profit or loss	68,469	53,393
	80,746	**79,675**
Repurchase transactions		
Deposits from banks	330	33
Customer deposits	182	1
Trading liabilities, funds on deposit	31	5,269
Funds entrusted designated and measured at fair value through profit or loss	46,211	38,420
	46,755	**43,723**

Trading assets

Trading assets by type		
in EUR million	2025	2024
Equity securities	21,272	20,717
Debt securities	8,120	10,080
Derivatives	24,346	29,805
Loans and receivables	1,991	12,295
	55,730	**72,897**

Trading assets include assets that are closely related to servicing the needs of the clients of ING Group. ING offers institutional clients, corporate clients, and governments products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio is related to servicing corporate clients in their risk management to hedge, for example, currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (securities underwriting).

Reference is made to Note 14 'Financial liabilities at fair value through profit or loss' for information on trading liabilities.

Non-trading derivatives

Non-trading derivatives by type		
in EUR million	2025	2024
Derivatives used in		
- fair value hedges	578	617
- cash flow hedges	459	158
- hedges of net investments in foreign operations	68	82
Other non-trading derivatives	550	1,606
	1,657	**2,463**

Reference is made to Note 36 'Derivatives and hedge accounting' for information on derivatives designated in hedge accounting. Other non-trading derivatives mainly includes interest-rate swaps, foreign exchange swaps, and cross currency swaps for which no hedge accounting is applied.

Designated at fair value through profit or loss

Designated at fair value through profit or loss by type		
in EUR million	2025	2024
Debt securities	2,330	4,718
Loans and receivables	1,118	1,022
	3,448	**5,740**

'Financial assets designated at fair value through profit or loss' is partly economically hedged by credit derivatives. The hedges do not meet the criteria for hedge accounting and the loans and debt securities are recorded at fair value to avoid an accounting mismatch. The maximum credit exposure of the loans and receivables and debt securities included in 'Financial assets designated at fair value through profit or loss' approximates its carrying value and amounts to EUR 3,448 million (2024: EUR 5,740 million). In 2025, the change in fair value of these loans and debt securities amounts to EUR -177 million (2024: EUR 5 million).

ING has mitigated the credit risk exposure on part of the portfolio. The cost at initial recognition of the financial assets designated at fair value through profit or loss that are economically hedged by credit derivatives is EUR 2,454 million (2024: EUR 3,797 million). The cumulative change in fair value attributable to changes in credit risk for the financial asset economically hedged is EUR 85 million (2024: EUR 173 million) and the change for the current year is EUR -88 million (2024: EUR 24 million). The cumulative change in fair value attributable to changes in credit risk for the financial assets non-economically hedged with credit derivatives is EUR 513 million (2024: EUR 489 million) and the change for the current year is EUR 23 million.

The notional value of the related credit derivatives is EUR 2,486 million (2024: EUR 3,807 million). The cumulative change in fair value of the credit derivatives since the financial assets were first designated, amounts to EUR -85 million (2024: EUR -214 million) and the change for the current year is EUR 128 million (2024: EUR -95 million).

The changes in fair value attributable to changes in credit risk have been calculated by determining the changes in credit spread implicit in the fair value of loans and bonds issued by entities with similar credit characteristics.

Mandatorily at fair value through profit or loss

Mandatorily at fair value through profit or loss by type		
in EUR million	**2025**	**2024**
Equity securities	310	228
Debt securities	769	789
Loans and receivables	71,243	55,464
	72,322	**56,481**

Equity securities are individually insignificant for ING Group. For total exposure to debt securities, reference is made to Note 6 'Debt securities'. Loans and receivables include mainly reverse repurchase agreements.

5 Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income by type		
in EUR million	**2025**	**2024**
Equity securities	2,607	2,562
Debt securities [1]	50,817	42,219
Loans and advances [1]	3,238	1,608
	56,662	**46,389**

[1] Debt securities includes an amount of EUR -15 million (2024: EUR -12 million) and Loans and advances includes EUR -6 million (2024: EUR -7 million) of Loan loss provisions.

Exposure to equity securities

Equity securities designated as at fair value through other comprehensive income				
	Carrying value	Carrying value [1]	Dividend income	Dividend income [1]
in EUR million	**2025**	**2024**	**2025**	**2024**
Investment in Bank of Beijing	1,838	2,241	98	101
Investment in Van Lanschot Kempen	462	51	12	2
Other Investments	307	270	6	14
	2,607	**2,562**	**116**	**117**

[1] The table has been updated to present the increased stake in Van Lanschot Kempen separately from other investments.

As at 31 December 2025 ING holds 13% (2024: 13%) of the shares of Bank of Beijing, a bank listed on the Shanghai Stock Exchange. The stake in Bank of Beijing is part of the Corporate Line. As per regulatory requirements set by the China Banking and Insurance Regulatory Commission, ING, as a shareholder holding more than 5% of the shares, is required to supply additional capital when necessary. No request for additional capital was received in 2025 (2024: nil).

In 2025 ING increased its ownership in Van Lanschot Kempen by acquiring an additional 17.6% stake, raising its total interest based on the issued share capital from 2.7% to 20.3%. Despite ING holding over 20% voting rights in VLK (a presumption of significant influence in IFRS), this presumption is rebutted given that ING holds rights similar to other ordinary shareholders where voting does not include financial and operating policy decisions and ING does not have the rights or ability to obtain board representation. Therefore, the increased investment in VLK is designated at fair value through other comprehensive income consistent with ING's passive investment purpose. The stake is part of the Corporate Line.

Changes in fair value through other comprehensive income

The following table presents changes in financial assets at fair value through other comprehensive income:

Changes in fair value through other comprehensive income financial assets						
	FVOCI equity securities		FVOCI debt instruments [1]		Total	
in EUR million	2025	2024	2025	2024	2025	2024
Opening balance as at 1 January	2,562	1,885	43,827	39,231	46,389	41,116
Additions	395	11	42,899	21,080	43,294	21,091
Amortisation			75	77	75	77
Transfers	10			1	10	1
Changes in unrealised revaluations [2]	-156	605	322	-96	166	509
Impairments			-10	2	-10	2
Reversals of impairments			7	-7	7	-7
Disposals and redemptions	-7	-1	-33,124	-16,906	-33,131	-16,907
Exchange rate differences	-178	62	-1,088	443	-1,267	506
Other changes	-19		1,148		1,128	
Closing balance	2,607	2,562	54,055	43,827	56,662	46,389

[1] Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances.
[2] Changes in unrealised revaluations of FVOCI debt instruments include changes on hedged items which are recognised in the statement of profit or loss. Reference is made to Note 19 'Equity' for details on the changes in the revaluation reserve.

FVOCI equity securities

Exchange rate differences of EUR -178 million (31 December 2024: EUR 62 million) are mainly related to the stake in Bank of Beijing following the depreciation of CNY versus EUR. In 2025, changes in unrealised revaluations of equity securities are mainly related to a revaluation of the stake in Bank of Beijing of EUR -225 million (31 December 2024: EUR 590 million) following a change in the share price.

FVOCI debt instruments

In 2025, changes in interest rates and portfolio composition resulted in changes in unrealised revaluations of debt securities of EUR 322 million (31 December 2024: EUR -96 million).

Reference is made to Note 6 'Debt securities' for details on ING Group's total exposure to debt securities.

6 Debt securities

ING Group's exposure to debt securities is included in the following lines in the statement of financial position:

Exposure to debt securities		
in EUR million	2025	2024
Debt securities at fair value through other comprehensive income	50,817	42,219
Debt securities at amortised cost	53,867	50,273
Total debt securities at fair value through other comprehensive income and amortised cost	104,684	92,493
Trading assets	8,120	10,080
Debt securities designated and measured at fair value through profit or loss	2,330	4,718
Debt securities mandatorily measured at fair value through profit or loss	769	789
Total debt securities at fair value through profit or loss	11,219	15,586
	115,903	108,078

ING Group's total exposure to debt securities (excluding debt securities held in the trading portfolio) of EUR 107,783 million (31 December 2024: EUR 97,999 million) is specified as follows:

Debt securities by type of exposure								
	Debt Securities at FVPL [1]		Debt Securities at FVOCI		Debt Securities at AC		Total	
in EUR million	2025	2024	2025	2024	2025	2024	2025	2024
Government bonds	288	289	32,578	24,757	25,297	22,734	58,163	47,780
Central bank bonds	376	444			2,541	2,900	2,917	3,344
Sub-sovereign, Supranationals and Agencies	413	1,027	13,788	11,513	16,744	15,445	30,945	27,985
Covered bonds			3,750	4,108	5,362	5,683	9,111	9,791
Corporate bonds	89	848	109	79	50	106	248	1,033
Financial institutions' bonds	1,176	2,141	28	980	96	139	1,300	3,261
ABS portfolio	757	757	578	794	3,790	3,281	5,125	4,832
	3,099	5,506	50,832	42,231	53,879	50,288	107,809	98,026
Loan loss provisions			-15	-12	-11	-15	-26	-27
Debt securities portfolio	3,099	5,506	50,817	42,219	53,867	50,273	107,783	97,999

[1] Debt securities at FVPL includes both debt securities designated - and mandatorily measured at fair value through profit or loss.

7 Loans and advances to customers

Loans and advances to customers by type						
	Netherlands		Rest of the world		Total	
in EUR million	2025	2024	2025	2024	2025	2024
Loans and advances to public authorities	3,452	1,888	19,583	16,773	23,034	18,661
Residential mortgages	126,772	117,223	242,297	227,992	369,069	345,216
Other personal lending	5,033	5,007	34,690	31,789	39,723	36,797
Corporate Lending	68,792	66,921	226,981	218,473	295,773	285,393
	204,048	**191,039**	**523,551**	**495,027**	**727,599**	**686,066**
Loan loss provisions	-836	-811	-5,058	-5,023	-5,894	-5,833
	203,212	**190,229**	**518,493**	**490,004**	**721,705**	**680,233**

For details on credit quality and loan loss provisioning, refer to 'Risk management – Credit risk' – paragraphs 'Credit quality' and 'Loan loss provisioning'.

As at 31 December 2025 EUR 721,470 million (2024: EUR 680,019 million) of loans and advances to customers are non-subordinated.

Loans and advances to customers and, to a lesser extent, to banks include finance lease receivables which are detailed as follows:

Finance lease receivables [1]		
in EUR million	2025	2024
Maturities of gross investment in finance lease receivables		
- within 1 year	4,121	3,962
- between 1-2 years	3,040	2,961
- between 2-3 years	2,408	2,283
- between 3-4 years	1,563	1,577
- between 4-5 years	935	902
- more than 5 years	1,609	1,555
	13,677	**13,240**
Unearned future finance income on finance leases	-1,122	-1,145
Net investment in finance leases	**12,554**	**12,095**
Included in Loans and advances to banks	3	5
Included in Loans and advances to customers	12,551	12,091
	12,554	**12,095**

[1] The total loan loss provision for finance lease receivables is EUR 191 million (2024: EUR 193 million).

The finance lease receivables mainly relate to the financing of equipment and real estate for third parties where ING is the lessor and are mainly part of corporate lending. Interest income in 2025 on finance lease receivables amounts to EUR 513 million (2024: EUR 522 million).

8 Investment in associates and joint ventures

Investments in associates and joint ventures						
		2025			2024	
in EUR million	Interest held (%)	Fair value of listed investments	Balance sheet value	Interest held (%)	Fair value of listed investments	Balance sheet value
TMBThanachart Bank Public Company Limited	23 %	1,212	1,307	23 %	1,164	1,266
Other investments in associates and joint ventures			300			412
			1,607			**1,679**

TMBThanachart Bank Public Company Limited

ING Group has an 23% investment in TMBThanachart Bank Public Company Limited (hereafter: TTB), a bank listed on the stock exchange of Thailand. TTB is providing products and services to wholesale, small and medium enterprise (SME), and retail customers. TTB is accounted for as an investment in associate based on the size of ING's shareholding and representation on the Board. The investment in TTB is reflected in the Corporate Line.

A summary of the unaudited financial information of TTB as of the end of September 2025 based on the data available at the time the consolidated financial statements were prepared is presented below. TTB's statutory reporting date is 31 December. For the year ending 31 December 2025, ING recognised the associate's results using TTB's financial statements for the 12-month period ending 30 September 2025.

Selected balance sheet information TMBThanachart Bank Public Company Limited		
As at 30 September		
in EUR million	**2025**	**2024**
Loans to customers and accrued interest receivables, net	31,009	33,878
Interbank and money market items, net	5,856	7,152
Investments, net	5,917	4,680
Other	3,158	3,436
Total assets	**45,940**	**49,147**
Deposits	34,345	36,563
Interbank and money market items	2,663	2,633
Debts issued and borrowings	462	1,139
Other	1,942	2,218
Total liabilities	**39,412**	**42,554**
Equity	**6,529**	**6,593**

Selected profit or loss information TMBThanachart Bank Public Company Limited		
For the 12 months ended 30 September		
in EUR million	**2025**	**2024**
Total operating income	1,795	1,991
Total expenses	1,266	1,548
Profit for the period	**555**	**586**
Total other comprehensive income for the period	**170**	**17**

Other investments in associates and joint ventures

Included in Other investments in associates and joint ventures are mainly financial services and (non-) financial technology funds or vehicles operating predominantly in Europe, and are individually not significant to ING Group.

Significant influence for associates in which the interest held is below 20%, is based on the combination of ING Group's financial interest and other arrangements, such as participation in the Board of Directors.

The associates and joint ventures of ING are subject to legal and regulatory restrictions regarding the amount of dividends they can pay to ING. These restrictions are, for example, dependent on the laws in the country of incorporation for declaring dividends or as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the associates and joint ventures operate.

In addition, the associates and joint ventures also consider other factors in determining the appropriate levels of equity needed. These factors and limitations include, but are not limited to, the rating agency and regulatory views, which can change over time.

Changes in Investments in associates and joint ventures		
in EUR million	**2025**	**2024**
Opening balance as at 1 January	1,679	1,509
Additions	1	26
Transfers	-29	-7
Revaluations	35	0
Share of results	209	205
Dividends received	-160	-91
Disposals	-66	-16
Impairments	-9	-35
Exchange rate differences	-54	87
Closing balance	**1,607**	**1,679**

Share of results from associates and joint ventures of EUR 209 million (2024: EUR 205 million) as included in the table above is mainly attributable to our share in the results of TTB of EUR 136 million (2024: EUR 123 million) and a EUR 44 million gain from the sale of an associate in Belgium, while 2024 included EUR 77 million as our share in the result of an associate in Belgium following a one-off profit.

Impairments and reversal thereof on the investment in TTB

Accumulated impairments on the investment in TTB of EUR 395 million (2024: EUR 395 million) were recognised in previous years. There is no impairment trigger observed as per 31 December 2025. A Value in Use ('VIU') was estimated following the prolonged increase of the quoted TTB share price over the original cost price of the investment and the sustained improved broker consensus outlook. As the VIU did not significantly exceed the carrying amount of the investment in TTB, no reversal of impairment was recognised.

Methodology
The recoverable amount is determined as the higher of the fair value less costs of disposal and VIU. Fair value less costs of disposal is based on observable share price. The VIU calculation uses discounted cash flow projections based on management's best estimates. VIU is derived using a Dividend Discount Model (DDM) where distributable equity, i.e. future earnings available to ordinary shareholders, is used as a proxy for future cash flows. The valuation looks at expected cash flows into perpetuity resulting in two main components to the VIU calculation:
▪ The estimation of future earnings over a 5-year forecast period; and
▪ The terminal value being the extrapolation of earnings into perpetuity applying a long-term growth rate. The earnings that are used for extrapolation represent the stable long-term financial results and position of TTB, i.e. a steady state. The terminal value comprises the majority of the total VIU.

Key assumptions used in the VIU calculation as at 31 December 2025
The VIU is determined using a valuation model which is subject to multiple management assumptions. The key assumptions, i.e. those to which the overall result is most sensitive to, are the following:
▪ Expected future earnings of TTB: Short- to medium-term expectations are based on forecasts derived from broker consensus. Longer-term and steady-state expectations into perpetuity are derived using reasonable and supportable assumptions capturing a combination of TTB specific and market data points; A capital maintenance charge is applied, which is management's forecast of the earnings that need to be withheld in order for TTB to meet target regulatory requirements over the forecast period;
▪ Discount rate (cost of equity): 10.17% (2024: 10.96%), based on the capital asset pricing model (CAPM) calculated for TTB using current market data and expert judgement; and
▪ Terminal growth rate: 2.41% (2024: 2.74%) consistent with current long term government bond yield in Thailand as a proxy for a risk-free rate.

The model was evaluated for reasonably possible changes to key assumptions in the model. This reflects the sensitivity of the VIU to each key assumption on its own and it is possible that more than one favourable and/or unfavourable change may occur at the same time. The selected rates of reasonably possible changes to key assumptions are based on external analysts' forecasts and other relevant external data sources, which can change period to period. The sensitivity of the VIU to each key assumption is as follows:
▪ A favourable change of 10% in the cash flows would result in an increase in VIU of EUR 89 million (2024: EUR 57 million), while an unfavourable change of -10% would result in a decrease in VIU of EUR -90 million (2024: EUR -59 million);

▪ A favourable change of 1% in the discount rate would result in an increase in VIU of EUR 159 million (2024: EUR 95 million), while an unfavourable change of -1% would result in a decrease in VIU of EUR -122 million (2024: EUR -75 million);
▪ A favourable change of 1% in the terminal growth rate would result in an increase in VIU of EUR 118 million (2024: EUR 68 million), while an unfavourable change of -1% would result in a decrease in VIU of EUR -90 million (2024: EUR -53 million).

9 Property and equipment

Property and equipment by type		
in EUR million	2025	2024
Property in own use	863	758
Equipment:		
- Data processing equipment	197	218
- Other equipment	447	426
Right-of-use assets:		
- ROU property	837	895
- ROU cars	123	124
- ROU other leases	12	13
	2,478	**2,434**

Changes in property and equipment

in EUR million	Property in own use 2025	Property in own use 2024	Equipment 2025	Equipment 2024	Right-of-use assets 2025	Right-of-use assets 2024	Total 2025	Total 2024
Opening balance as at 1 January	758	616	643	705	1,033	1,078	2,434	2,399
Additions	147	92	203	240	160	141	510	473
Transfers	-15	83	11	-78		-4	-3	1
Depreciation	-11	-11	-194	-204	-237	-242	-442	-457
Impairments[1]	-8	-9	-6	-10	-3	-4	-16	-23
Reversals of impairments[1]	6	5					7	5
Remeasurements	15	5			40	75	56	80
Disposals	-28	-36	-11	-14	-10	-18	-48	-68
Exchange rate differences	-3	13	-3	5	-12	8	-18	25
Closing balance	**863**	**758**	**644**	**643**	**972**	**1,033**	**2,478**	**2,434**
Cost price	994	871	2,827	3,027	1,982	1,933	5,803	5,831
Accumulated depreciation	-299	-298	-2,176	-2,376	-1,237	-1,098	-3,712	-3,772
Accumulated impairments	-95	-97	-7	-8	-31	-31	-134	-136
Accumulated revaluation surplus	264	282					264	282
Accumulated remeasurement					258	229	258	229
Net carrying value	**863**	**758**	**644**	**643**	**972**	**1,033**	**2,478**	**2,434**

[1] Impairments and reversals of impairments of property and equipment are presented as Other operating expenses in the statement of Profit or Loss.

ING considers valuations from third-party experts in determining the fair values of property in own use. The vast majority of the land and buildings were appraised during 2025. Property in own use purchase costs amounted to EUR 994 million (2024: EUR 871 million). Cost or the purchase price less accumulated depreciation and impairments would have been EUR 599 million (2024: EUR 476 million) had property in own use been valued at cost instead of at fair value.

10 Intangible assets

Changes in intangible assets

in EUR million	Goodwill 2025	Goodwill 2024	Software 2025	Software 2024	Other 2025	Other 2024	Total 2025	Total 2024
Opening balance as at 1 January	476	469	855	727	3	2	1,334	1,198
Additions		6	35	43		1	35	50
Capitalised expenses			380	324			380	324
Amortisation			-223	-215			-223	-216
Impairments [1]			-7	-12			-7	-12
Exchange rate differences	1	1	-10	8			-9	9
Disposals			-2	-9			-2	-9
Other changes			2	-10	1		2	-10
Closing balance	**477**	**476**	**1,030**	**855**	**3**	**3**	**1,510**	**1,334**
Gross carrying amount	477	476	3,281	2,986	9	8	3,767	3,471
Accumulated amortisation			-2,197	-2,079	-4	-4	-2,201	-2,084
Accumulated impairments			-53	-52	-1	-2	-55	-53
Net carrying value	**477**	**476**	**1,030**	**855**	**3**	**3**	**1,510**	**1,334**

[1] Impairments of intangible assets are presented within Other operating expenses in the statement of Profit or Loss.

Goodwill

Goodwill is allocated to groups of cash generating units (CGUs) as follows:

Goodwill allocation to group of CGUs

in EUR million Group of CGUs	Method used for recoverable amount	Discount rate 2025	Discount rate 2024	Terminal growth rate 2025	Terminal growth rate 2024	Goodwill 2025	Goodwill 2024
Retail Netherlands	Value in use	7.20 %	7.81 %	2.00 %	2.00 %	30	30
Retail Germany	Value in use	7.20 %	7.77 %	2.20 %	2.00 %	356	356
Retail Poland	Value in use	8.76 %	9.30 %	2.50 %	2.50 %	77	76
Retail Romania	Value in use	10.86 %	11.45 %	2.60 %	3.00 %	14	15
						477	**476**

Impairment testing

Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill-carrying CGU with its carrying amount. The key assumptions used in the calculation of the recoverable amounts are included in the table above. Furthermore, ING Group tests goodwill whenever a triggering event is identified. In 2025, no triggering events were identified.

At the annual impairment test in the fourth quarter, the recoverable amount exceeds the carrying value of the CGUs as at 31 December 2025 and therefore no impairment is required (31 December 2024: nil).

Methodology

The recoverable amount is determined as the higher of the fair value less costs of disposal and Value in Use (VIU). The VIU calculation is based on a Dividend Discount model using three-year management-approved plans, updated for expected changes in the macroeconomic environment. When estimating the VIU of a CGU, local conditions and requirements determine the capital requirements, discount rates, and terminal growth rates. These local conditions and requirements determine the ability to upstream excess capital and profits to ING Group. The discount rate calculation includes other inputs such as equity market premium, country risk premium, and long-term inflation which are based on market sources and management's judgement. The long-term growth rate is based on the long-term inflation rate obtained from market sources. The impacts of climate risk are included to the extent that they are observable in discount rates and assets prices.

Sensitivity of key assumptions

Key assumptions in the goodwill impairment test model are the projected locally available cash flows (based on local capital requirements and projected profits), discount rates (cost of equity), and long-term growth rates.

The recoverable amounts of the CGUs are sensitive to the above key assumptions. A decrease in the available cash flows of 10%, an increase in the discount rate of 1 percent point or a reduction of the future growth rate to zero are considered reasonably possible changes in key assumptions. If the aforementioned changes occur to one of the above key assumptions holding the other key assumptions constant, goodwill of the remaining CGUs will continue to be recoverable.

Software

Software includes internally developed software amounting to EUR 956 million (2024: EUR 768 million). Software capitalisation amounts increased in 2025 following the significant IT-platform investments in our Retail business.

Software is reviewed for indicators of impairment. Irrespective of whether there is an indication of impairment, software under development is tested annually for impairment.

11 Other assets

Other assets by type		
in EUR million	**2025**	**2024**
Assets held for sale	164	0
Net defined benefit assets	528	568
Investment properties	27	19
Property development and obtained from foreclosures	17	18
Prepayments	829	413
Accrued assets	480	499
Amounts to be settled	4,076	3,550
Other	1,853	1,879
	7,975	**6,945**

Disclosures in respect of Net defined benefit assets are provided in Note 33 'Pensions and other post-employment benefits'.

Amounts to be settled include primarily transactions not settled at the balance sheet date. The nature of these transactions is short term and they are expected to settle shortly after the closing date of the balance sheet. Other relates to various receivables in the normal course of business, including short-term receivables from mortgages issued to notary accounts pending transfer to customers and other amounts receivable from customers.

12 Deposits from banks

Deposits from banks by type						
	Netherlands		Rest of the world		Total	
in EUR million	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**
Non-interest bearing	2	5	115	166	117	171
Interest bearing	6,438	5,845	11,962	10,707	18,400	16,553
	6,440	**5,850**	**12,077**	**10,873**	**18,517**	**16,723**

Deposits from banks includes non-subordinated deposits and, to a lesser extent, repurchase transactions. For more information on reverse repurchase transactions, refer to Note 4 'Financial assets at fair value through profit or loss'.

13 Customer deposits

Customer deposits		
in EUR million	2025	2024
Current accounts / Overnight deposits	238,934	227,827
Savings accounts	382,066	354,560
Time deposits	98,599	107,695
Other	1,768	1,579
	721,367	**691,661**

Current accounts / Overnight deposits, Savings accounts and Time deposits include balances with individuals, respectively EUR 113,580 million (2024: EUR 107,068 million), EUR 347,234 million (2024: EUR 324,134 million) and EUR 50,033 million (2024: EUR 56,599 million).

Customer deposits by type						
	Netherlands		Rest of the world		Total	
in EUR million	2025	2024	2025	2024	2025	2024
Non-interest bearing	3	26	30,036	27,142	30,039	27,168
Interest bearing [1]	246,231	237,395	445,097	427,098	691,327	664,493
	246,234	**237,421**	**475,133**	**454,240**	**721,367**	**691,661**

[1] Interest bearing includes current accounts which are not remunerated. However, ING holds the contractual right to revise the rates.

14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss		
in EUR million	2025	2024
Trading liabilities	23,427	35,255
Non-trading derivatives	1,338	2,101
Designated at fair value through profit or loss	55,768	49,543
	80,532	**86,900**

Trading liabilities

Trading liabilities by type		
in EUR million	2025	2024
Equity securities	682	467
Debt securities	1,872	3,185
Funds on deposit	191	5,437
Derivatives	20,681	26,166
	23,427	**35,255**

Non-trading derivatives

Non-trading derivatives by type		
in EUR million	2025	2024
Derivatives used in:		
– fair value hedges	54	79
– cash flow hedges	254	573
– hedges of net investments in foreign operations	74	117
Other non-trading derivatives	957	1,332
	1,338	**2,101**

Reference is made to Note 36 'Derivatives and hedge accounting' for information on derivatives used for hedge accounting.

Other non-trading derivatives mainly include interest-rate swaps, foreign-exchange swaps and cross-currency swaps for which no hedge accounting is applied.

Designated at fair value through profit or loss

Designated at fair value through profit or loss by type		
in EUR million	2025	2024
Debt securities	8,707	9,844
Funds entrusted	46,930	39,577
Subordinated liabilities	131	122
	55,768	**49,543**

As at 31 December 2025, the change in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk is EUR 57 million on a cumulative basis (2024: EUR 17 million). This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest-rate risk based on yield curves).

The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated at fair value through profit or loss excluding repurchase agreements (part of funds entrusted) is EUR 9,574 million (2024: EUR 11,376 million).

Funds entrusted include mainly repurchase agreements. For more information on repurchase transactions, refer to Note 4 'Financial assets at fair value through profit or loss'.

15 Provisions

Provisions by type		
in EUR million	2025	2024
Reorganisation provisions	333	201
Litigation provisions	362	288
Other provisions	105	139
	800	**628**
Loan loss provisions for guarantees and loan commitments	141	146
	941	**774**

For details and changes on loan loss provisioning for guarantees and loan commitments, refer to 'Risk management – Credit risk' paragraph 'Loan loss provisioning'.

Changes in provisions								
	Reorganisation		Litigation		Other provisions		Total	
in EUR million	2025	2024	2025	2024	2025	2024	2025	2024
Opening balance as at 1 January	201	231	288	193	139	355	628	779
Additions [1]	295	146	128	116	35	26	457	288
Releases [1]	-6	-4	-9	-15	-13	-46	-28	-64
Utilised	-146	-163	-45	-31	-58	-196	-248	-390
Exchange rate differences	-5		1	1	-1	-1	-5	
Other changes	-5	-10	-2	25	2	1	-4	16
Closing balance	**333**	**201**	**362**	**288**	**105**	**139**	**800**	**628**

[1] Additions to provisions and unused amounts released are presented in Note 26 'Other operating expenses' in the Statement of Profit or Loss.

As at 31 December 2025, amounts expected to be settled within 12 months in provisions amount to EUR 694 million (2024: EUR 574 million). The amounts included are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.

Reorganisation provisions
Reorganisation initiatives are implemented over a period of several years and the estimate of the reorganisation provisions is inherently uncertain.

Litigation provisions
Furthermore, we refer to Note 42 'Legal proceedings' for any contingent liabilities in respect of legal proceedings.

Other provisions
In 2024, the utilisations in the Other provisions mainly relate to the provision for the compensation of Dutch retail customers for past interest charges that did not sufficiently track market rates.

16 Other liabilities

Other liabilities by type		
In EUR million	2025	2024
Net defined benefit liability	141	152
Other post-employment benefits	42	38
Other staff-related liabilities	798	784
Other taxation and social security contributions	837	899
Rents received in advance	15	14
Costs payable	2,021	1,764
Amounts to be settled	4,188	4,290
Lease liabilities	1,050	1,116
Other	2,898	3,311
	11,989	**12,369**

Disclosures in respect of Net defined benefit liabilities are provided in Note 33 'Pensions and other post-employment benefits'. Other staff-related liabilities comprise provisions for vacation leave, jubilee, disability and illness, as well as liabilities for variable compensations.

Lease liabilities relate to right-of-use assets. Disclosures regarding right-of-use assets are provided in Note 9 'Property and equipment'. The total cash outflow for leases in 2025 was EUR 282 million (2024: EUR 290 million).

Amounts to be settled include primarily transactions not settled at the balance sheet date. The nature of these transactions is short term and have settled after the closing date of the balance sheet. The line Other relates mainly to amounts payable to suppliers. It also includes the remaining EUR 732 million (2024: EUR 1,275 million) obligation related with share buyback programme.

17 Debt securities in issue

Debt securities in issue relate to debentures and other issued debt securities with either fixed interest rates or interest rates based on floating interest rate levels, such as certificates of deposit and accepted bills issued by ING Group, except for subordinated items. Debt securities in issue do not include debt securities presented as Financial liabilities at fair value through profit or loss. ING Group does not have debt securities that are issued on terms other than those available in the normal course of business.

Debt securities in issue – maturities		
In EUR million	2025	2024
Fixed rate debt securities		
Within 1 year	34,021	27,333
More than 1 year but less than 2 years	10,392	13,085
More than 2 years but less than 3 years	13,898	10,857
More than 3 years but less than 4 years	12,624	13,300
More than 4 years but less than 5 years	13,093	12,201
More than 5 years	28,731	30,640
Total fixed rate debt securities	**112,760**	**107,416**
Floating rate debt securities		
Within 1 year	28,774	26,262
More than 1 year but less than 2 years	1,761	2,821
More than 2 years but less than 3 years	830	1,939
More than 3 years but less than 4 years	1,688	117
More than 4 years but less than 5 years	913	902
More than 5 years	4,506	2,910
Total floating rate debt securities	**38,472**	**34,951**
Total debt securities	**151,231**	**142,367**

Reference is made to the Consolidated statement of cash flows for more information on issuances, redemptions and non-cash movements.

18 Subordinated loans

Subordinated loans		
In EUR million	2025	2024
Subordinated loans	18,100	17,878

Subordinated loans are bonds issued by ING Groep N.V. and its subsidiaries to raise Tier 1 and Tier 2 (CRR-eligible) capital. Under IFRS these securities are classified as liabilities, and for regulatory purposes they are considered as capital.

In 2025 ING Groep N.V. issued EUR 1.25 billion 4.13% Fixed Rate Subordinated Green Tier 2 Notes in May, EUR 1.25 billion 3.88% Fixed Rate Subordinated Tier 2 Notes in August and USD 1.50 billion 7.00% Perpetual AT1 Contingent Convertible Capital Securities in September.

In 2025 ING Groep N.V. redeemed EUR 750 million 2.00% Fixed Subordinated Tier 2 notes in March, USD 1.25 billion 6.50% Perpetual AT1 Contingent Convertible Capital Securities in April and EUR 1 billion 1.00% Fixed Subordinated Tier 2 notes in November.

Reference is made to the Consolidated statement of cash flows for further information on issuances and redemptions.

19 Equity

Total equity			
In EUR million	2025	2024	2023
Share capital and share premium			
- Share capital	30	31	35
- Share premium	17,116	17,116	17,116
	17,147	**17,148**	**17,151**
Other reserves			
- Revaluation reserve: Equity securities at FVOCI	1,444	1,816	1,152
- Revaluation reserve: Debt instruments at FVOCI	-41	-479	-277
- Revaluation reserve: Cash flow hedge	-1,096	-1,693	-2,058
- Revaluation reserve: Credit liability	-49	-15	31
- Revaluation reserve: Property in own use	156	161	178
- Net defined benefit asset/liability remeasurement reserve	-345	-333	-317
- Currency translation reserve	-2,774	-1,986	-2,527
- Share of associates and joint ventures and other reserves	2,031	2,607	3,047
- Treasury shares	-2,404	-765	-1,994
	-3,080	**-687**	**-2,763**
Retained earnings	35,630	33,853	36,852
Shareholders' equity (parent)	49,698	50,314	51,240
Non-controlling interests	1,255	995	944
Total equity	**50,953**	**51,309**	**52,184**

Adjustments for hyperinflation

ING applies IAS 29 'Hyperinflation' on its investment in Türkiye since 2022. The IAS 29 indexation impact on equity was EUR 34 million (2024: EUR 50 million; 2023: EUR 54 million) of which EUR 123 million (2024: EUR 202 million; 2023: EUR 284 million) in the currency translation reserve, EUR 0 million (2024: EUR 4 million; 2023: EUR 3 million) in revaluation reserves and EUR -89 million (2024: EUR -156 million; 2023: EUR -234 million) in profit or loss.

Share capital and share premium

Share capital						
	Ordinary shares (par value EUR 0.01)					
	Number x 1,000			In EUR million		
	2025	**2024**	**2023**	**2025**	**2024**	**2023**
Authorised share capital	9,142,000	9,142,000	9,142,000	91	91	91
Unissued share capital	6,120,457	5,994,609	5,643,806	61	60	56
Issued share capital	**3,021,543**	**3,147,391**	**3,498,194**	**30**	**31**	**35**

Changes in issued share capital		
	Ordinary shares (par value EUR 0.01)	
	Number x 1,000	In EUR million
Issued share capital as at 31 December 2022	3,726,539	37
Issue of shares	5	
Cancellation of shares	-228,350	-2
Issued share capital as at 31 December 2023	**3,498,194**	**35**
Cancellation of shares	-350,803	-4
Issued share capital as at 31 December 2024	**3,147,391**	**31**
Cancellation of shares	-125,848	-1
Issued share capital as at 31 December 2025	**3,021,543**	**30**

In 2022, shares were issued in order to fund obligations arising from share-based employee incentive programmes. As from 2023 these shares are repurchased from the market. The cancellation of shares relates to the shares purchased under the share buyback programme which was completed in October 2025. For further information, reference is made to 'Ordinary shares held by ING Group (treasury shares)'.

As at 31 December 2025 ING Groep N.V. has issued USD 9,000 million (2024: USD 8,750 million; 2023: USD 7,750 million) Perpetual Additional Tier 1 Contingent Convertible Capital Securities which can, in accordance with their terms and conditions, convert by operation of law into ordinary shares if the conditions (when the Group CET1 ratio has fallen below 7.00%) to such a conversion are fulfilled. As a result of this conversion, the issued share capital can increase by up to 1,014 million (2024: 982 million; 2023: 864 million) ordinary shares. Reference is made to Note 18 'Subordinated loans'.

Ordinary shares

All ordinary shares are registered. No share certificates have been issued. The par value of ordinary shares is EUR 0.01. The authorised ordinary share capital of ING Groep N.V. currently consists of 9,142 million ordinary shares. As at 31 December 2025, 3,022 million ordinary shares were issued and fully paid.

Ordinary shares held by ING Group (Treasury shares)

As at 31 December 2025, 119.1 million ordinary shares (2024: 51.1 million; 2023: 154.6 million) of ING Groep N.V. with a par value of EUR 0.01 are held by ING Groep N.V. or its subsidiaries.

Share premium

No changes in 2025, 2024 and 2023.

Revaluation reserves

Changes in revaluation reserve: Equity securities and Debt instruments at FVOCI						
	Equity securities at FVOCI			Debt instruments at FVOCI		
In EUR million	**2025**	**2024**	**2023**	**2025**	**2024**	**2023**
Opening balance	1,816	1,152	1,187	-479	-277	-339
Unrealised revaluations	-366	664	-35	459	-265	53
Realised gains/losses transferred to the statement of profit or loss				-21	62	9
Realised revaluations transferred to retained earnings	-6	0	1			
Closing balance	**1,444**	**1,816**	**1,152**	**-41**	**-479**	**-277**

Equity securities at FVOCI

In 2025, the unrealised revaluation of EUR -366 million (2024: EUR 664 million; 2023: EUR -35 million) includes revaluation of shares in Bank of Beijing for EUR -403 million (2024: EUR 652 million; 2023: EUR -24 million).

Changes in cash flow hedge and credit liability reserve						
	Cash flow hedge			Credit liability		
In EUR million	**2025**	**2024**	**2023**	**2025**	**2024**	**2023**
Opening balance	-1,693	-2,058	-3,055	-15	31	70
Changes in credit liability reserve				-34	-46	-39
Unrealised revaluations	597	365	997			
Closing balance	**-1,096**	**-1,693**	**-2,058**	**-49**	**-15**	**31**

Cash flow hedge

The increase in the cash flow hedge reserve, primarily related to floating rate lending with interest rate swaps, in 2025 (EUR 597 million) reflects the impact of changes in interest rates, pull-to-par effect and amortisation of de-designated hedges. Reference is made to Note 36 'Derivatives and hedge accounting'.

Changes in Property in own use reserve			
In EUR million	2025	2024	2023
Opening balance	161	178	176
Unrealised revaluations	7	3	10
Realised revaluations transferred to retained earnings	-12	-20	-8
Closing balance	**156**	**161**	**178**

Net defined benefit asset/liability remeasurement reserve

Reference is made to Note 33 'Pensions and other post-employment benefits'.

Currency translation reserve

Changes in currency translation reserve			
In EUR million	2025	2024	2023
Opening balance	-1,986	-2,527	-2,395
Unrealised revaluations	637	-222	183
Realised gains/losses transferred to the statement of profit or loss		1	
Exchange rate differences	-1,425	763	-316
Closing balance	**-2,774**	**-1,986**	**-2,527**

Unrealised revaluations relates to changes in the value of hedging instruments that are designated as net investment hedges. The hedging strategy is to protect the CET1 ratio against adverse impact from exchange rate fluctuations. The net decrease of unrealised revaluations and Exchange rate differences of EUR -789 million is related to several currencies including USD (EUR -664 million), TRY (EUR -21 million including EUR 123 million IAS 29 indexation effect), GBP (EUR -64 million), PLN (EUR 29 million), UAH (EUR -16 million), AUD (EUR -69 million), RUB (EUR 87 million), THB (EUR -19 million), RON (EUR -13 million) and other currencies (EUR -39 million).

Share of associates and joint ventures and other reserves

Changes in share of associates, joint ventures and other reserves			
In EUR million	2025	2024	2023
Opening balance	2,607	3,047	3,603
Result for the year	14	125	336
Transfer to/from retained earnings	-590	-565	-892
Closing balance	**2,031**	**2,607**	**3,047**

The Share of associates, joint ventures and other reserves includes non-distributable profits from associates and joint ventures of EUR 962 million (2024: EUR 940 million; 2023: EUR 815 million). Other reserves includes a statutory reserve of EUR 108 million (2024: EUR 897 million; 2023: EUR 1,602 million) related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN and a legal reserve of EUR 956 million (2024: EUR 768 million; 2023: EUR 628 million) related to internally developed software. The transfer to retained earnings of EUR -590 million includes the release of the Regio bank and Vakbondsspaarbank SPN reserve of EUR -802 million (2024: EUR -830 million; 2023: EUR -998 million) against regulatory expenses which are recognised in the statement of profit or loss.

Treasury shares

Changes in treasury shares						
	In EUR million			Number x 1,000		
	2025	2024	2023	2025	2024	2023
Opening balance	-765	-1,994	-1,205	51,117	154,571	107,395
Purchased/sold for trading purposes	6	2	-7	-480	-211	464
Purchased under staff share plans	-64	-43	-42	3,674	3,319	3,156
Distributed under staff share plans	60	43	41	-3,460	-3,343	-3,106
Purchased under Share buyback programme	-3,641	-3,774	-3,482	194,102	247,584	275,013
Cancelled under Share buyback programme	2,000	5,000	2,701	-125,848	-350,803	-228,350
Closing balance	**-2,404**	**-765**	**-1,994**	**119,105**	**51,117**	**154,571**

In 2025 ING Group initiated three share buyback programmes and completed one from 2024:
- EUR 2,000 million, commencing on 31 October 2024 and completed by 30 April 2025. A total of 126 million shares have been repurchased at an average effective price of EUR 15.89 per share. The shares have been cancelled in July 2025;
- EUR 70 million, commencing on 3 March 2025 and completed by 4 March 2025. A total of 4 million shares have been repurchased at an average price of EUR 17.44 per share and for a total consideration of EUR 64 million.

The purpose of the share repurchase programme was to meet obligations under the share-based compensation plans;

- EUR 2,000 million, commencing on 2 May 2025 and completed by 27 October 2025. A total of 101 million shares have been repurchased at an average effective price of EUR 19.76 per share. The shares have been cancelled in January 2026;
- EUR 1,100 million, commencing on 30 October 2025 and expected to be completed before 27 April 2026. As per 31 December 2025 a total of 18 million shares have been repurchased at an average price of EUR 22.62 per share and for a total consideration of EUR 397 million. ING has the intention to cancel these shares in June 2026.

Retained earnings

Changes in retained earnings			
In EUR million	2025	2024	2023
Opening balance	33,853	36,852	34,944
Impact on opening balance[1]			-45
Transfer to/from other reserves	616	585	899
Result for the year	6,313	6,267	6,951
Dividend and other distributions	-3,691	-4,124	-2,668
Employee share plans	-8	1	-7
Share buybacks and other changes	-1,453	-5,728	-3,222
Closing balance	35,630	33,853	36,852

[1] In 2023, changes in policy following the adoption of IFRS 17 and change in policy for non-financial guarantees.

Dividend and other distributions
In 2025, a cash dividend of EUR 3,191 million (2024: EUR 3,626 million; 2023: EUR 2,668 million) and in January 2026 an additional cash distribution of EUR 500 million (2024: EUR 498 million; 2023: EUR 0 million) were paid to the shareholders of ING Group. For further information, reference is made to Note 29 'Dividend per ordinary share'.

Share buybacks and other changes
Share buybacks and other changes includes an amount of EUR -1,458 million (2024: EUR -5,723 million; 2023: EUR -3,217 million), which corresponds to the purchase and cancellation of treasury shares purchased under the share buyback programmes.

Ordinary shares - Restrictions with respect to dividend and repayment of capital
The following equity components cannot be freely distributed: Revaluation reserves, Net defined benefit asset/liability remeasurement reserve, Currency translation reserve, Share of associates and joint ventures reserve and

Other reserves including the reserve related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN.

ING Groep N.V. is subject to legal restrictions regarding the amount of dividends it can pay to the holders of its ordinary shares. Pursuant to the Dutch Civil Code, dividends can only be paid up to an amount equal to the excess of the company's own funds over the sum of the paid-up capital and reserves required by law.

Moreover, ING Groep N.V.'s ability to pay dividends is dependent on the dividend payment ability of its subsidiaries, associates and joint ventures. ING Groep N.V. is legally required to create a non-distributable reserve insofar as profits of its subsidiaries, associates and joint ventures are subject to dividend payment restrictions which apply to those subsidiaries, associates and joint ventures themselves.

Non-distributable reserves, determined in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code, from ING Group's subsidiaries, associates and joint ventures are as follows:

Non-distributable reserves			
In EUR million	2025	2024	2023
ING Bank	6,225	5,672	6,727
Other	0	0	0
Non-distributable reserves	6,225	5,672	6,727

In addition to the legal and regulatory restrictions on distributing dividends from subsidiaries, associates and joint ventures to ING Groep N.V. there are various other considerations and limitations that are taken into account in determining the appropriate levels of equity in the Group's subsidiaries, associates and joint ventures. These considerations and limitations include, but are not restricted to, minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries, associates and joint ventures operate, or other limitations which may exist in certain countries and may or may not be temporary in nature. It is not possible to disclose a reliable quantification of these limitations. Without prejudice to the authority of the Executive Board to allocate profits to reserves and to the fact that the ordinary shares are the most junior securities issued by ING Groep N.V., no specific dividend payment restrictions with respect to ordinary shares exist.

Furthermore, ING Groep N.V. is subject to legal restrictions with respect to repayment of capital to holders of ordinary shares. Pursuant to the Dutch Civil Code, capital may only be repaid if none of ING Groep N.V.'s creditors opposes such a repayment within two months following the announcement of a resolution to that effect.

Cumulative preference shares (not issued)

Pursuant to the Articles of Association of ING Groep N.V. the authorised cumulative preference share capital consists of 4.6 billion cumulative preference shares, of which none have been issued. The par value of these cumulative preference shares is EUR 0.01. A right to acquire cumulative preference shares has been granted to Stichting Continuïteit ING (ING Continuity Foundation).

The cumulative preference shares rank before the ordinary shares in entitlement to dividend and to distributions upon liquidation of ING Groep N.V.

The dividend on the cumulative preference shares will be equal to a percentage, calculated on the amount compulsorily paid up or yet to be paid up. This percentage shall be equal to the average of the euro short-term rate (€STR) as calculated by the European Central Bank during the financial year for which the distribution is made; this percentage being weighted on the basis of the number of days for which it applies, and increased by 2.585 percentage points.

If, and to the extent that, the profit available for distribution is not sufficient to pay the dividend referred to above in full, the shortfall will be made up from the reserves insofar as possible. If, and to the extent that, the dividend distribution cannot be made from the reserves, the profits earned in subsequent years shall first be used to make up the shortfall before any distribution may be made on shares of any other category.

ING Groep N.V.'s Articles of Association make provision for the cancellation of cumulative preference shares. Upon cancellation of cumulative preference shares and upon liquidation of ING Groep N.V., the amount paid up on the cumulative preference shares will be repaid together with the accrued dividend as well as any dividend shortfall in preceding years, insofar as this shortfall has not yet been made up. No specific dividend payment restrictions with respect to the cumulative preference shares exist.

Notes to the Consolidated statement of profit or loss

20 Net interest income

Net interest income					Net interest income			
in EUR million	2025	2024	2023		in EUR million	2025	2024	2023
Interest income on loans[1]	30,683	33,892	31,849		Interest expense on deposits[2]	12,840	15,116	11,955
Interest income on debt securities at amortised cost	1,333	1,204	877		Interest expense on debt securities in issue	5,105	5,254	4,014
Interest income on financial assets at fair value through OCI	1,790	1,481	1,078		Interest expense on subordinated loans	813	753	708
Interest income on non-trading derivatives (hedge accounting)	9,676	12,644	10,682		Interest expense on non-trading derivatives (hedge accounting)	10,957	13,767	11,849
Total interest income using effective interest rate method	**43,481**	**49,220**	**44,486**		**Total interest expense using effective interest rate method**	**29,715**	**34,889**	**28,526**
Interest income on financial assets at fair value through profit or loss	5,401	6,343	4,934		Interest expense on financial liabilities at fair value through profit or loss	4,419	5,479	4,410
Interest income on non-trading derivatives (no hedge accounting)	2,044	3,168	2,637		Interest expense on non-trading derivatives (no hedge accounting)	2,059	3,308	3,131
Interest income other	123	173	171		Interest expense on lease liabilities	27	27	28
Total other interest income	**7,568**	**9,685**	**7,741**		Interest expense other	148	178	157
					Total other interest expense	**6,653**	**8,993**	**7,726**
Total interest income	**51,049**	**58,905**	**52,227**		**Total interest expense**	**36,368**	**43,882**	**36,252**
					Net interest income	**14,681**	**15,023**	**15,976**

[1] Includes interest income on loans to customers and banks, cash balances as well as negative interest on liabilities. Negative interest on liabilities amounted to EUR 11 million (2024: EUR 7 million; 2023: EUR 19 million).
[2] Includes interest paid on deposits from customers and banks, and negative interest on assets. Negative interest on assets amounted to EUR 12 million (2024: EUR 1 million; 2023: nil).

For 2024 Interest expense on deposits includes interest paid under the TLTRO III programme of EUR 59 million (2023: EUR 557 million). The funding under this programme was fully repaid during the first quarter of 2024.

21 Net fee and commission income

Net fee and commission income			
in EUR million	2025	2024	2023
Fee and commission income			
Payment Services	2,478	2,219	2,062
Securities business	922	734	584
Insurance and other broking	650	594	529
Portfolio management	796	699	625
Lending business	727	650	602
Financial guarantees and other commitments	461	454	459
Other fee and commission income	264	255	248
Total fee and commission income	**6,297**	**5,604**	**5,109**
Fee and commission expenses			
Payment Services	858	756	704
Securities business	170	147	128
Distribution of products	457	475	480
Other fee and commission expenses	210	218	202
Total fee and commission expenses	**1,696**	**1,596**	**1,514**
Net fee and commission income	**4,602**	**4,008**	**3,595**

Payment services fees are earned for providing services for deposit accounts and cards, cash management and transaction processing including interchange. Securities fees and commissions are fees for securities brokerage and securities underwriting. Portfolio management fees include fees earned for asset management activities, fiduciary and related activities in which ING holds or invests assets on behalf of its customers. Fees and commissions from lending (syndication) business include income earned for lending advisory, origination, underwriting and loan commitments which are not part of the effective interest rate. Financial guarantees and other commitments fees and commissions are earned from bank guarantees, letters of credit and other trade finance related products, factoring and leasing. Fees paid for distribution of products are all fees paid for the distribution of ING's products and services through external providers.

Reference is made to Note 30 'Segments', which includes net fee and commission income, as reported to the Executive Board and the Management Board Banking, disaggregated by segment.

22 Valuation results and net trading income

Valuation results and net trading income			
in EUR million	2025	2024	2023
Securities trading results	4,801	996	873
Derivatives trading results	-3,053	207	116
Other trading results	263	336	273
Change in fair value of derivatives relating to			
– fair value hedges	3,481	-766	-3,028
– cash flow hedges (ineffective portion)	10	35	48
– other non-trading derivatives	-819	1,923	563
Change in fair value of assets and liabilities (hedged items)	-3,445	750	2,962
Valuation results on assets and liabilities designated at FVPL (excluding trading)	8	32	-128
Foreign exchange transactions results	2,175	-105	1,230
	3,421	**3,407**	**2,910**

In general, the fair value movements are influenced by changes in the market conditions, such as stock prices, credit spreads, interest rates and currency exchange rates.

Net trading income relates to trading assets and trading liabilities, which include assets and liabilities that are classified under IFRS as Trading but are closely related to servicing the needs of the clients of ING. ING offers products that are traded on the financial markets to institutional clients, corporate clients, and governments. ING's trading books are managed based on internal limits and comprise a mix of products whose results may neutralise one another. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS does not always allow the netting of these positions in the statement of financial position. Reference is made to Note 4 'Financial assets at fair value through profit or loss' and Note 14 'Financial liabilities at fair value through profit or loss' for information on trading assets and trading liabilities respectively.

Securities trading results include the results of market making in instruments such as government securities, equity securities, corporate debt securities, and money-market instruments. The majority of the risks involved in security and currency trading are economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. Derivatives trading results include the results of derivatives such as interest rate swaps, options, futures, and forward contracts. Trading gains and losses relating to trading securities still held as at 31 December 2025 amount to EUR 1,219 million (2024: EUR 20 million; 2023: EUR 160 million).

Other trading results include the results of trading loans and funds entrusted.

Foreign-exchange transactions results include gains and losses from spot, options, futures, and translated foreign currency assets and liabilities. The result on currency trading is included in foreign exchange transactions results.

Valuation results and net trading income include the fair value movements on derivatives (used for both hedge accounting and economically hedging exposures) as well as the changes in the fair value of assets and liabilities included in hedging relationships as hedged items. In 2025, fluctuations in interest rate had a significant impact on the fair value changes of both the derivatives and the hedged items designated in fair value hedges. Reference is made to Note 36 'Derivatives and hedge accounting' for information on derivatives used for hedge accounting.

Furthermore, derivatives trading results are also impacted by fair value movements arising from changes in credit spreads (CVA and DVA), bid offer spreads, model risk and incremental cost of funding on derivatives (FVA and CollVA). Refer to Note 35 'Fair value of assets and liabilities' for information on these valuation adjustments.

23 Investment income

Investment income			
in EUR million	2025	2024	2023
Dividend income	116	117	105
Realised gains/losses on disposal of debt instruments measured at FVOCI	28	-104	-11
Other investment income	-15		
	129	**13**	**95**

Dividend income mainly consists of dividend received from ING's equity stake in Bank of Beijing.

24 Other net income

Other net income			
in EUR million	2025	2024	2023
Net monetary loss reflecting IAS 29 hyperinflation impact	-84	-159	-244
Income related to a prior insolvency of a financial institution in the Netherlands	16	53	
Sale of the remaining NNHB mortgages		21	
Other	70	82	97
	3	**-3**	**-147**

The net monetary loss, reflecting the IAS 29 hyperinflation impact, is fully related to the indexation of ING Türkiye's statement of financial position and statement of profit or loss with an offsetting effect in the currency translation reserve.

25 Staff expenses

Staff expenses			
in EUR million	2025	2024	2023
Salaries	5,277	4,906	4,559
Pension costs and other staff-related benefit costs	488	455	418
Social security costs	752	690	635
Share-based compensation arrangements	52	45	31
External employees	662	720	776
Education	56	49	50
Other staff costs	313	319	256
	7,600	**7,184**	**6,725**

Share-based compensation arrangements include EUR 52 million (2024: EUR 45 million; 2023: EUR 31 million) relating to equity-settled share-based payment arrangements.

Number of employees									
	Netherlands			Rest of the world			Total		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Total average number of internal employees at full time equivalent basis	15,280	14,821	14,449	47,490	46,301	44,985	62,770	61,121	59,434

Remuneration of senior management, Executive Board and Supervisory Board
Reference is made to Note 45 'Related parties'.

Share plans
ING grants various types of share awards, namely deferred and upfront shares, which form part of the variable remuneration offering via the Long-term Sustainable Performance Plan (LSPP). The entitlement to the LSPP share awards is granted conditionally. If the participant remains in employment for an uninterrupted period between the grant date and the vesting date, the entitlement becomes unconditional, with the exception of the upfront shares which are immediately vested upon grant. Upfront and deferred shares awarded to the Executive Board and Management Board members of ING Group as well as identified staff, have a retention obligation that must be

adhered to upon vesting, typically a minimum retention of 12 months applies for staff and up to 60 months for Board. ING has the authority to apply a holdback to awarded but unvested shares and a clawback to vested shares.

The share awards granted in 2025 relate to the performance year 2024. In 2025, 48,224 share awards (2024: 59,490; 2023: 52,693) were granted to the members of the Executive Board of ING Groep N.V., and 97,248 share awards (2024: 121,504; 2023: 172,103) were granted to the Management Board Banking. To senior management and other employees 3,876,388 share awards (2024: 4,248,400; 2023: 3,244,951) were granted.

The shares granted under the Share Based Compensation Plans create obligations for ING Group that require funding. Starting in 2023, shares are purchased from the market to fund the obligations arising out of the awards granted under the share plans.

Changes in share awards						
	Share awards (in numbers)			Weighted average grant date fair values (in euros)		
	2025	**2024**	**2023**	**2025**	**2024**	**2023**
Opening balance as at 1 January	4,855,542	3,897,800	3,699,555	10.88	8.81	7.97
Granted	4,021,860	4,429,394	3,469,747	17.57	13.75	9.71
Vested	-3,448,317	-3,343,429	-3,113,115	14.67	12.29	8.83
Forfeited	-138,970	-128,223	-158,387	13.99	10.73	8.54
Closing balance	**5,290,115**	**4,855,542**	**3,897,800**	13.44	10.88	8.81

As at 31 December 2025, there were 5,290,115 share awards outstanding (2024: 4,855,542; 2023: 3,897,800). These all are related to equity-settled share-based payment arrangements, as cash-settled share-based payment arrangements were terminated in 2023.

The fair value of share awards granted is recognised as an expense under Staff expenses and is allocated over the vesting period of the share awards. The fair value calculation takes into account the current share prices, expected volatilities and the dividend yield of ING shares.

As at 31 December 2025, total unrecognised compensation costs related to share awards amount to EUR 33 million (2024: EUR 25 million; 2023: EUR 15 million). These costs are expected to be recognised over a weighted average period of 2.0 years (2024: 2.0 years; 2023: 2.0 years).

26 Other operating expenses

Other operating expenses			
in EUR million	**2025**	**2024 [1]**	**2023 [1]**
Promotional and clients acquisition costs	443	441	369
IT related expenses (excluding outsourcing and subcontracting)	768	694	653
Outsourcing and subcontracting	697	664	579
Facilities	271	277	289
Market data services	153	136	120
Advisory fees	298	321	299
Audit and supervisory fees	142	142	123
Indirect taxes	208	235	107
Regulatory costs	866	882	1,042
Depreciation and impairment of property and equipment **9**	451	475	493
Amortisation and impairment of intangible assets **10**	230	228	218
Additions and releases of provisions **15**	322	219	243
Other	134	223	303
	4,984	**4,937**	**4,839**

[1] ING changed the presentation of Other operating expenses as of 2025. The comparative figures for 2024 and 2023 have been updated accordingly. The reclassifications do not affect the total amount of Other operating expenses.

Reference is made to Note 9 'Property and equipment' for (reversals of) impairments of property and equipment and Note 10 'Intangible assets' for (reversals of) impairments of intangible assets.

For more information on addition to (unused amounts reversed of) provision for reorganisations refer to Note 15 'Provisions' and for more information on addition to (unused amounts reversed of) other provisions refer to Note 15 'Provisions' and Note 42 'Legal proceedings'.

Regulatory costs
Regulatory costs represent contributions to the Deposit Guarantee Schemes (DGS), the Single Resolution Fund (SRF), local bank taxes and local resolution funds. Included in Regulatory costs for 2025, are contributions to DGS of EUR 167 million (2024: EUR 230 million; 2023: EUR 320 million) mainly related to Belgium, Poland, Germany and the Netherlands and contributions to the SRF and local resolution funds of EUR 41 million (2024: EUR 35 million; 2023: EUR 251 million). In 2025 local bank taxes increased by EUR 41 million from EUR 617 million in 2024 to EUR 657 million (2023: EUR 472 million).

ING Group Annual Report 2025 | Contents | ING at a glance | Strategy, business model and value creation | Our financial performance | Our leadership and corporate governance | Sustainability statement | Capital Management | Risk Management | **Consolidated financial statements** | Parent company financial statements | Other information and appendices | **265**

27 Audit fees

Total audit and non-audit services include the following fees for services provided by the Group's auditor.

Fees of Group's auditor			
in EUR million	2025	2024	2023
Audit fees	32	33	29
Audit related fees	4	4	1
Total[1]	36	37	30

[1] The Group's auditor did not provide any non-audit services.

Fees as disclosed in the table above relate to the network of the Group's auditors and are the total fees charged for the period excluding VAT.

28 Earnings per ordinary share

Earnings per ordinary share									
	Amount (in EUR million)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in EUR)		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Basic earnings	6,327	6,392	7,287	2,989.7	3,228.7	3,562.9	2.12	1.98	2.05
Basic earnings from continuing operations	**6,327**	**6,392**	**7,287**				**2.12**	**1.98**	**2.05**
Effect of dilutive instruments:									
Share plans				0.0	0.0	2.4			
				0.0	**0.0**	**2.4**			
Diluted earnings	6,327	6,392	7,287	2,989.7	3,228.7	3,565.3	2.12	1.98	2.04
Diluted earnings from continuing operations	**6,327**	**6,392**	**7,287**				**2.12**	**1.98**	**2.04**

Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding, own shares held by group companies (including share buyback programmes) are deducted from the total number of ordinary shares in issue.

Dilutive instruments

Diluted earnings per share is calculated as if the share plans outstanding at the end of the period had been exercised at the beginning of the period and assuming that the cash received from dilutive instruments (if any) is used to buy own shares against the average market price during the period. The net increase in the number of shares resulting from exercising share plans is added to the average number of shares used for the calculation of diluted earnings per share.

29 Dividend per ordinary share

Dividends to shareholders of the parent		
Dividends on ordinary shares:	Per ordinary share (in EUR)	Total (in EUR million)
In respect of 2023		
- Interim dividend, paid August 2023	0.350	1,260
- Final dividend, paid May 2024	0.756	2,497
Total dividend in respect of 2023	**1.106**	**3,757**
In respect of 2024		
- Interim dividend, paid August 2024	0.350	1,129
- Final dividend, paid May 2025	0.710	2,152
Total dividend in respect of 2024	**1.060**	**3,281**
In respect of 2025		
- Interim dividend, paid August 2025	0.350	1,039
- Final dividend declared	0.736	2,125
Total dividend for the period ending 31 December 2025	**1.086**	**3,164**

On 22 April 2025, the Annual General Meeting of shareholders ratified the total dividend of EUR 1.06 per ordinary share of which EUR 0.35 per share was paid as an interim cash dividend during August 2024. The final dividend of EUR 0.71 per ordinary share was paid entirely in cash on 2 May 2025.

In October 2025 an additional cash distribution of EUR 0.172 per share was declared to shareholders of ING Group and EUR 500 million was paid in January 2026 (2024: EUR 498 million, EUR 0.161 per share 2023: nil).

The Board has proposed to pay a final cash dividend over 2025 of EUR 0.736 per share. This is subject to approval by shareholders at the Annual General Meeting in April 2026.

ING Groep N.V. is required to withhold tax of 15% on dividends paid. Reference is made to Note 19 'Equity' for more information on share buyback programmes and other distributions.

Segment reporting

30 Segments

ING Group's segments are based on the internal reporting structure by lines of business.

The Executive Board of ING Group and the Management Board Banking (together the Chief Operating Decision Maker or CODM) set the performance targets, and approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial, and financial plans in conformity with the strategy and performance targets set by the CODM.

Recognition and measurement of segment results are in line with the accounting policies as described in Note 1 'Basis of preparation and material accounting policy information'. The results for the period for each reportable segment are after intercompany and intersegment eliminations and are those reviewed by the CODM to assess performance of the segments. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment. Interest income per segment is reported as net interest income because management relies primarily on net (rather than gross) interest revenue to assess the performance of the segments.

The following table specifies the segments by line of business and the main sources of income of each of the segments:

Specification of the main sources of income of each of the segments by line of business	
Segments by line of business	**Main source of income**
Retail Netherlands	Income from products and services provided to private individuals, business banking clients and private banking clients in the Netherlands. The main products and services offered are daily banking, lending, savings, investments and insurance.
Retail Belgium	Income from products and services provided to private individuals, business banking clients and private banking clients in Belgium and Luxembourg. The main products and services offered are similar to those in the Netherlands.
Retail Germany	Income from products and services provided to private individuals, business banking clients and private banking clients in Germany. The main products and services offered are similar to those in the Netherlands.
Retail Other	Income from products and services provided to private individuals, business banking clients and private banking clients in the other retail countries. The main products and services offered are similar to those in the Netherlands.
Wholesale Banking	Income from wholesale banking activities, of which the main products are lending, payments & cash management, working capital solutions, trade finance, financial markets, corporate finance and treasury.

Specification of geographical split of the segments	
Geographical split of the segments	**Main countries**
The Netherlands	
Belgium	Including Luxembourg
Germany	
Other Challengers	Australia, Italy, Spain and Portugal
Growth Markets	Poland, Romania and Türkiye
Wholesale Banking Rest of World	Other countries in Europe & Middle East, Americas, Asia
Other	Corporate Line

ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment. The Executive Board and the Management Board Banking consider this to be relevant to an understanding of the Group's financial performance, because it allows investors to understand the primary method used by management to evaluate the Group's operating performance and make decisions about allocating resources.

ING Group reconciles the total segment results to the total result using Corporate Line. The Corporate Line includes capital management activities, as ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units' book equity and the currency they operate in.

Corporate Line also includes certain other income and expenses that are not allocated to the banking businesses, such as our investments in Bank of Beijing and TMBThanachart Bank (Asian stakes) as well as our stake in Van Lanschot Kempen (which in 2025 was increased to 20.3%). Furthermore, as from 2022, results in the Corporate Line have been impacted by the application of hyperinflation accounting in the consolidation of our subsidiary in Türkiye (IAS 29).

Total income within the Corporate Line increased 28% to EUR 484 million, up from EUR 378 million in the previous year. This growth was driven by higher income from foreign currency ratio hedging (up EUR 70 million year-on-year), increased results from our financial stakes (EUR +49 million, including a favourable revaluation of the derivative related to the forward purchase of a stake in Van Lanschot Kempen), and a diminished impact from IAS 29 (reflecting lower inflation in Türkiye). In both years, results also included a receivable related to the prior insolvency of a financial institution in the Netherlands: EUR 16 million in 2025 and EUR 53 million in 2024.

Operating expenses for the Corporate Line decreased to EUR 512 million, compared with EUR 533 million in 2024. The 2025 figure comprised a hyperinflation impact of EUR 12 million and EUR 73 million in restructuring costs. In 2024, expenses included a EUR 35 million hyperinflation impact, EUR 25 million in restructuring costs, a EUR 22 million one-off CLA-related payment to staff in the Netherlands, and a EUR 21 million litigation provision. Expenses excluding the aforementioned items declined year-on-year due to a higher VAT refund.

The information presented in this note is in line with the information presented to the Executive Board of ING Group and Management Board Banking. This note does not provide information on the types of products and services from which each reportable segment derives its revenues, as this is not reported internally.

ING Group Annual Report 2025   Contents   ING at a glance   Strategy, business model and value creation   Our financial performance   Our leadership and corporate governance   Sustainability statement   Capital Management   Risk Management   **Consolidated financial statements**   Parent company financial statements   Other information and appendices   **268**

ING Group Total

12 month period	2025			2024			2023		
in EUR million	ING Bank	Other	Total ING Group	ING Bank	Other	Total ING Group	ING Bank	Other	Total ING Group
Income									
Net interest income	14,542	139	14,681	14,749	275	15,023	15,809	166	15,976
Net fee and commission income	4,597	5	4,602	4,002	6	4,008	3,586	9	3,595
Total investment and other income	3,752		3,752	3,584		3,584	3,006	-1	3,005
– of which share of result from associates and joint ventures	200		200	170		170	144		144
– of which revaluations and trading income	3,422		3,421	3,407	1	3,407	2,910		2,910
Total income	**22,891**	**144**	**23,035**	**22,334**	**281**	**22,615**	**22,401**	**174**	**22,575**
Expenditure									
Operating expenses	12,576	7	12,583	12,116	5	12,121	11,563	1	11,564
– of which Regulatory costs	866		866	882		882	1,042		1,042
Addition to loan loss provisions	1,304		1,304	1,194		1,194	520		520
Total expenses	**13,879**	**7**	**13,887**	**13,310**	**5**	**13,315**	**12,083**	**1**	**12,084**
Result before taxation	**9,012**	**136**	**9,148**	**9,025**	**275**	**9,300**	**10,318**	**173**	**10,492**
Taxation	2,510	35	2,545	2,580	71	2,650	2,926	44	2,970
Non-controlling interests	275		275	258		258	235		235
Net result[1]	**6,226**	**101**	**6,327**	**6,187**	**205**	**6,392**	**7,157**	**129**	**7,287**

1   Net result in the table above reflects the net result attributable to shareholders of the parent.

Segments

12 month period

in EUR million	2025 Retail Nether-lands	2025 Retail Belgium	2025 Retail Germany	2025 Retail Other	2025 Wholesale Banking	2025 Corporate Line	2025 Total	2024 Retail Nether-lands	2024 Retail Belgium	2024 Retail Germany	2024 Retail Other	2024 Wholesale Banking	2024 Corporate Line	2024 Total	2023 Retail Nether-lands	2023 Retail Belgium	2023 Retail Germany	2023 Retail Other	2023 Wholesale Banking	2023 Corporate Line	2023 Total
Income																					
Net interest income	3,115	1,786	2,457	3,892	2,997	434	14,681	3,027	1,959	2,647	3,817	3,259	315	15,023	3,096	2,063	2,862	3,437	4,028	489	15,976
Net fee and commission income	1,128	692	632	717	1,433	1	4,602	1,049	603	433	609	1,317	-3	4,008	959	502	357	519	1,259	-1	3,595
Total investment and other income	726	197	-98	299	2,579	49	3,752	835	189	-173	263	2,405	66	3,584	945	117	-67	277	1,771	-38	3,005
– of which share of result from associates and joint ventures	-8	119		11	-56	133	200		81		8	-36	118	170				7	31	107	144
– of which revaluations and trading income	689	118	-112	257	2,571	-102	3,421	810	81	-160	253	2,478	-55	3,407	898	61	-57	264	1,730	13	2,910
Total income	**4,968**	**2,674**	**2,991**	**4,908**	**7,009**	**484**	**23,035**	**4,910**	**2,751**	**2,906**	**4,688**	**6,981**	**378**	**22,615**	**5,001**	**2,683**	**3,152**	**4,233**	**7,057**	**450**	**22,575**
Expenditure																					
Operating expenses	2,089	1,878	1,362	2,905	3,837	512	12,583	2,124	1,811	1,303	2,792	3,558	533	12,121	2,135	1,852	1,243	2,479	3,313	542	11,564
– of which Regulatory costs	67	261	32	287	219		866	114	206	88	261	212	1	882	212	211	96	252	271		1,042
Addition to loan loss provisions	107	153	171	323	549	1	1,304	-8	134	149	291	627	1	1,194	5	169	119	313	-92	5	520
Total expenses	**2,196**	**2,031**	**1,533**	**3,228**	**4,386**	**513**	**13,887**	**2,117**	**1,944**	**1,452**	**3,083**	**4,185**	**534**	**13,315**	**2,140**	**2,022**	**1,362**	**2,792**	**3,222**	**547**	**12,084**
Result before taxation	**2,773**	**644**	**1,457**	**1,680**	**2,624**	**-30**	**9,148**	**2,793**	**807**	**1,455**	**1,605**	**2,796**	**-156**	**9,300**	**2,861**	**661**	**1,790**	**1,441**	**3,836**	**-97**	**10,492**
Taxation	733	178	472	398	673	92	2,545	723	210	505	381	693	138	2,650	740	182	631	359	900	158	2,970
Non-controlling interests			2	225	48		275			1	221	35		258				174	61		235
Net result[1]	**2,040**	**466**	**983**	**1,058**	**1,902**	**-121**	**6,327**	**2,070**	**597**	**949**	**1,002**	**2,068**	**-294**	**6,392**	**2,121**	**479**	**1,159**	**908**	**2,875**	**-255**	**7,287**

[1] Net result in the table above reflects the net result attributable to shareholders of the parent.

Geographical split of the segments

12 month period	2025								2024								2023							
in EUR million	Nether-lands	Belgium	Ger-many	Other Challen gers	Growth markets	Wholesale Banking Rest of World	Other	Total	Nether-lands	Belgium	Ger-many	Other Challen gers	Growth markets	Wholesale Banking Rest of World	Other	Total	Nether-lands	Belgium	Ger-many	Other Challen gers	Growth markets	Wholesale Banking Rest of World	Other	Total
Income																								
Net interest income	2,925	2,277	2,936	2,099	2,526	1,487	431	14,681	3,063	2,478	3,182	2,131	2,409	1,448	312	15,023	3,773	2,712	3,375	2,121	1,961	1,548	486	15,976
Net fee and commission income	1,387	948	698	397	513	660	-1	4,602	1,329	832	484	337	445	585	-3	4,008	1,239	715	400	285	384	573	-1	3,595
Total investment and other income	2,079	198	-112	37	455	1,040	56	3,752	1,889	207	-188	27	408	1,167	74	3,584	1,627	145	-81	21	487	829	-25	3,005
– of which share of result from associates and joint ventures	1	54			11		133	200	-45	87			8		120	170	31				7		107	144
– of which revaluations and trading income	2,072	137	-147	3	409	1,074	-127	3,421	1,916	119	-191	2	403	1,217	-58	3,407	1,568	95	-83	4	479	841	6	2,910
Total income	**6,392**	**3,422**	**3,522**	**2,533**	**3,493**	**3,186**	**486**	**23,035**	**6,282**	**3,517**	**3,478**	**2,495**	**3,262**	**3,200**	**382**	**22,615**	**6,639**	**3,573**	**3,694**	**2,427**	**2,833**	**2,950**	**460**	**22,575**
Expenditure																								
Operating expenses	3,067	2,260	1,587	1,468	1,922	1,766	514	12,583	3,026	2,170	1,512	1,454	1,759	1,669	531	12,121	3,065	2,195	1,437	1,320	1,495	1,509	544	11,564
– of which Regulatory costs	112	285	33	36	320	80		866	159	228	90	61	260	83	1	882	296	243	103	92	207	101		1,042
Addition to loan loss provisions	168	298	259	134	239	205	1	1,304	42	148	222	188	214	378	1	1,194	-111	139	35	166	189	96	5	520
Total expenses	**3,235**	**2,558**	**1,846**	**1,602**	**2,161**	**1,970**	**515**	**13,887**	**3,068**	**2,319**	**1,734**	**1,642**	**1,973**	**2,047**	**532**	**13,315**	**2,954**	**2,334**	**1,472**	**1,486**	**1,683**	**1,605**	**549**	**12,084**
Result before taxation	**3,157**	**865**	**1,676**	**931**	**1,333**	**1,216**	**-29**	**9,148**	**3,213**	**1,198**	**1,744**	**853**	**1,289**	**1,153**	**-149**	**9,300**	**3,685**	**1,239**	**2,222**	**941**	**1,149**	**1,345**	**-89**	**10,492**
Retail Banking	2,773	644	1,457	593	1,087			6,554	2,793	807	1,455	534	1,071			6,660	2,861	661	1,790	649	792			6,753
Wholesale Banking	384	221	219	338	246	1,216		2,624	420	391	289	319	218	1,153	7	2,796	824	577	432	292	357	1,345	8	3,836
Corporate Line							-30	-30							-156	-156							-97	-97
Result before taxation	**3,157**	**865**	**1,676**	**931**	**1,333**	**1,216**	**-29**	**9,148**	**3,213**	**1,198**	**1,744**	**853**	**1,289**	**1,153**	**-149**	**9,300**	**3,685**	**1,239**	**2,222**	**941**	**1,149**	**1,345**	**-89**	**10,492**
Taxation	833	236	543	292	263	287	92	2,545	847	308	563	272	256	267	137	2,650	909	349	723	282	225	335	148	2,970
Non-controlling interests			2		273			275			1		256			258					234			235
Net result[1]	**2,324**	**629**	**1,131**	**639**	**796**	**929**	**-121**	**6,327**	**2,367**	**889**	**1,179**	**581**	**777**	**886**	**-286**	**6,392**	**2,776**	**889**	**1,499**	**659**	**690**	**1,011**	**-237**	**7,287**

[1] Net result in the table above reflects the net result attributable to shareholders of the parent.

31 Information on geographical areas

ING Group's business lines operate in different geographical areas: the Netherlands, Belgium, Germany, Rest of Europe and Rest of the World. The geographical analyses are based on the location of the office from which the transactions are originated and do not include countries where ING only has representation offices. The Netherlands is ING Group's country of domicile.

In order to increase ING Group's tax transparency, additional financial information on a per country basis has been included in this disclosure: Tax paid represents all income tax paid to and/or received from tax authorities in the current year, irrespective of the fiscal year to which these payments or refunds relate. Total assets by country do not include intercompany balances and reconcile to the total assets in the consolidated statement of financial position of ING Group.

ING Group is subject to top-up tax (Global Anti-Base Erosion Model Rules (Pillar Two)) in relation to its operations in countries where the effective tax rate falls below 15%. This includes Switzerland, Ireland and Bulgaria as a result of their lower nominal tax rates, as well as Singapore, where special local tax rates for certain types of income reduce the effective tax rate.

ING Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. The total top-up tax that is expected to be paid by ING Group per jurisdiction over 2025 amounts to EUR 5.8 million (2024: EUR 9.5 million).

Overview Top up tax to be paid per jurisdiction (EUR million)		
Country	2025	2024
Singapore	3.0	6.5
Ireland	2.2	2.1
Bulgaria	0.3	0.6
Switzerland	0.3	0.3
	5.8	**9.5**

The table below provides additional information, for the years 2025, 2024 and 2023 respectively, on names of principal subsidiaries and branches, the nature of main activities and the average number of employees on a full-time equivalent basis by country/tax jurisdiction.

Additional information by country

Geographical area	Country/Tax jurisdiction	Name of principal subsidiary	Main (banking) activity	Average number of employees at full-time equivalent basis			Total income			Total assets			Result before tax			Taxation			Tax paid		
				2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Netherlands	Netherlands	ING Bank N.V.	Wholesale / Retail	15,280	14,821	14,449	5,577	4,898	5,545	302,638	299,988	292,815	1,578	1,106	1,818	509	441	557	413	589	601
Belgium	Belgium	ING België N.V.	Wholesale / Retail	5,828	5,994	6,392	3,114	3,274	3,246	137,150	137,225	128,437	890	1,266	1,209	246	325	339	245	272	169
	Luxembourg	ING Luxembourg S.A.	Wholesale / Retail	865	887	939	405	492	608	14,104	13,942	14,392	114	215	349	28	54	89	113	116	40
Germany	Germany	ING DiBa A.G.	Wholesale / Retail	5,673	5,460	5,499	3,733	3,848	3,931	182,899	172,828	168,991	1,887	2,119	2,467	588	686	807	549	663	904
Rest of Europe	Poland [1]	ING Bank Slaski S.A	Wholesale / Retail	11,130	11,575	11,677	2,798	2,620	2,350	61,344	56,090	52,134	1,411	1,313	1,236	310	280	286	241	231	136
	Spain	Branch of ING Bank N.V.	Wholesale / Retail	1,748	1,692	1,576	1,208	1,230	1,165	38,559	35,912	33,083	553	555	541	182	176	128	170	185	114
	Italy	Branch of ING Bank N.V.	Wholesale / Retail	1,335	1,235	1,190	522	514	438	20,313	16,448	14,836	116	120	133	41	38	55	13	16	19
	Romania [1]	Branch of ING Bank N.V.	Wholesale / Retail	4,514	4,282	3,971	778	749	690	14,151	12,937	11,496	364	401	396	63	67	61	69	76	55
	Türkiye	ING Bank A.S.	Wholesale / Retail	2,574	2,795	2,973	208	142	14	4,958	4,897	4,770	-73	-110	-232	3	18	-20	11	5	29
	UK	Branch of ING Bank N.V.	Wholesale	762	741	722	782	811	758	63,746	59,615	50,572	385	249	510	88	52	131	55	70	101
	Switzerland	Branch of ING Bank N.V.	Wholesale	305	300	292	214	228	248	9,641	9,086	8,501	90	104	137	14	16	19	14	29	52
	France [2]	Branch of ING Bank N.V.	Wholesale	209	194	194	244	241	252	7,780	7,819	8,322	115	4	122	37	4	33	7	9	7
	Ireland	Branch of ING Bank N.V.	Wholesale	147	119	82	107	135	83	4,048	3,593	3,907	100	102	71	15	15	9	12	12	8
	Czech Republic	Branch of ING Bank N.V.	Wholesale	124	122	134	75	77	76	3,561	3,382	3,191	27	37	33	6	8	6	8	4	10
	Hungary	Branch of ING Bank N.V.	Wholesale	131	128	127	54	63	85	2,183	2,179	1,893	-2	6	35	3	3	7	2	9	9
	Russia	ING Bank (Eurasia) Z.A.O.	Wholesale	239	236	259	186	139	136	1,086	764	925	157	99	151	38	19	31	35	21	20
	Slovakia [1]	Branch of ING Bank N.V.	Wholesale	1,605	1,489	1,347	19	22	20	686	612	618	3	8	11	1	3	2	2	4	2
	Portugal	Branch of ING Bank N.V.	Wholesale	12	11	10	23	23	17	714	815	620	16	18	12	4	4	3	6	4	2
	Ukraine	PJSC ING Bank Ukraine	Wholesale	94	92	91	38	45	53	567	651	590	24	29	44	6	14	22	10	25	7
	Bulgaria	Branch of ING Bank N.V.	Wholesale	64	64	61	25	27	23	611	570	530	6	13	11	1	2	1	3	2	1
	Austria	Branch of ING Bank N.V.	Wholesale	23	20	17	12	10	9	845	394	383	-1	-2	-4	0	0	-1	0	0	1

[1] Includes a significant number of FTEs in relation to global services provided.
[2] Public subsidies received, as defined in article 89 of the CRD IV, amounts to EUR 0.0 million (2024: EUR 0.1 million; 2023: EUR 0.2 million).

Additional information by country (continued)

Geographical area	Country/Tax jurisdiction	Name of principal subsidiary	Main (banking) activity	Average number of employees at full-time equivalent basis			Total income			Total assets			Result before tax			Taxation			Tax paid		
				2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Rest of the World	Australia	ING Bank (Australia) Ltd.	Wholesale / Retail	2,050	1,994	1,820	971	994	1,033	55,976	53,895	52,734	485	460	572	150	142	174	174	195	185
	USA	ING Financial Holdings Corp.	Wholesale	714	659	603	1,262	1,277	1,124	61,483	65,197	66,143	598	759	654	160	195	185	161	175	183
	Singapore	Branch of ING Bank N.V.	Wholesale	590	572	576	403	474	354	38,414	34,593	26,816	206	333	172	30	44	24	44	24	13
	Japan	Branch of ING Bank N.V.	Wholesale	40	32	32	43	42	40	7,401	9,570	14,267	16	25	17	8	5	7	5	4	10
	South Korea	Branch of ING Bank N.V.	Wholesale	89	86	86	84	86	92	8,343	8,050	6,167	34	32	39	8	7	9	-6	7	24
	Hong Kong	Branch of ING Bank N.V.	Wholesale	100	100	104	70	76	101	3,469	3,512	4,378	18	24	-18	3	4	-2	0	0	0
	Taiwan	Branch of ING Bank N.V.	Wholesale	38	37	37	34	27	39	6,054	3,507	2,597	16	4	0	6	1	1	1	3	0
	China	Branch of ING Bank N.V.	Wholesale	80	78	78	25	29	18	1,129	1,935	998	-8	-5	-12	-3	-1	2	2	0	-9
	Philippines[1]	Branch of ING Bank N.V.	Wholesale	6,392	5,290	4,079	16	16	10	496	477	403	17	14	1	2	3	2	3	3	2
	United Arab Emirates	Branch of ING Bank N.V.	Wholesale	14	12	11	0	0	-2	1	1	1	0	0	-3	0	0	0	0	0	0
	Sri Lanka	Branch of ING Hubs B.V.	Global services	1	5	4	0	0	0	2	0	0	0	0	0	0	0	0	0	0	0
	Brazil	ING ADMINISTRAÇÃO LTDA.	In run-off / liquidation	0	0	2	4	4	18	55	63	73	3	3	17	1	25	0	1	1	4
	Mexico	ING Consulting, S.A. de C.V.	In run-off / liquidation	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Canada	Payvision Canada Services Ltd.	Dissolved in 2023			0			0			0			0			0			0
Total				**62,770**	**61,121**	**59,434**	**23,035**	**22,615**	**22,575**	**1,054,405**	**1,020,545**	**975,583**	**9,148**	**9,300**	**10,492**	**2,545**	**2,650**	**2,970**	**2,366**	**2,754**	**2,700**

[1] Includes significant number of FTEs in relation to global services provided.

2025

The higher tax charge of 32% in the Netherlands (compared to the statutory rate of 25.8%) was mainly caused by the non-deductible Dutch bank tax (EUR 256 million) and other non-deductible expenses.

Since the Russian invasion of Ukraine, ING has a policy in place to take on no new business with Russian clients. In 2025, we have further scaled down operations and continued actions to separate the business from ING's networks and systems, which resulted in additional workload for the local operation. On 28 January 2025, an agreement was announced on the sale of our business in Russia to Global Development JSC. As of the date of this report, and as announced in September 2025, the buyer has not received all necessary approvals yet. We continue to work towards completing the transaction and our exit from the Russian market. As reported earlier, on completion of the divestment we expect a negative P&L impact of around EUR 0.8 billion post tax and a negligible impact on our CET1 ratio. The local income and result on a standalone basis over 2025 are driven by the high local interest rate as most of the assets are deposited at the Russian central bank, supported by the appreciation of the rouble against the euro. Under local law and banking regulations, ING Russia must accept rouble inflows and deposits from existing clients. We are in discussion with regulators on the conflicting regulatory requirements in various jurisdictions with respect to the activities of ING Bank (Eurasia) JSC. For further information, reference is made to Note 32 'Potential sale of ING Bank (Eurasia) JSC'.

2024

The higher tax charge of 40% in the Netherlands (compared to the statutory rate of 25.8%) was mainly caused by the non-deductible Dutch bank tax (EUR 246 million) and other non-deductible expenses.

The positive tax charge reported for ING Türkiye with respect to its loss was mainly caused by the non-deductibility for tax purposes of the accounting loss based on hyperinflation accounting.

The high tax charge in Brazil was caused by tax corrections for prior periods in connection with the run-off of our Brazilian operations.

2023

The higher tax charge of 31% in the Netherlands (compared to the statutory rate of 25.8%) was mainly caused by the non-deductible Dutch bank tax (EUR 189 million) and other non-deductible expenses.

The lower tax charge in Spain was caused by a tax refund (EUR 43 million) regarding previous years.

ING continued reducing Russian-related exposure during 2023, the local results on a standalone basis were positively impacted by releases of loan loss provisions following improved macroeconomic indicators and a decrease in exposures following sales and repayments.

The lower negative tax charge reported for ING Türkiye with respect to its loss was mainly caused by the non deductibility for tax purposes of the accounting loss based on hyperinflation accounting.

Additional notes to the Consolidated financial statements

32 Potential sale of ING Bank (Eurasia) JSC

On 28 January 2025, ING announced the proposed sale of ING Bank (Eurasia) JSC to Global Development JSC. Completion of the transaction is subject to various regulatory approvals. This transaction will effectively end ING's activities in the Russian market. Under the terms of the agreement, Global Development JSC will acquire all shares of ING Bank (Eurasia) JSC, taking over all Russian onshore activities and staff. Global Development JSC intends to continue to serve customers in Russia under a new brand. As of the date of this report and as announced in September 2025, the buyer has not received all necessary approvals yet. We continue working towards completing the transaction and our exit from the Russian market. In the meantime, we are in discussion with regulators on the conflicting regulatory requirements in various jurisdictions with respect to the activities of ING Bank (Eurasia) JSC.

ING has taken on no new business with Russian companies, has scaled down operations and has taken actions to separate the business from ING's networks and systems. Until sales completion ING Group continues to direct the relevant activities of ING Eurasia and, therefore, continues to control and to consolidate it.

Based on 31 December 2025 position, ING estimates a negative impact to the Result on disposal of Group companies of EUR 0.8 billion post tax. This includes an estimated book loss of EUR 0.5 billion, representing the expected difference between the sale price and the book value of the business. It also includes an estimated negative impact of EUR 0.3 billion from recycling the currency translation adjustment net of the Net Investment hedge reserve through P&L. These estimates are subject to change, depending on the position at the closing date.

Given the prevailing uncertainties around substantive regulatory approvals as at 31 December 2025, no book loss was recognised in 2025 and assets and liabilities of the disposal group were not classified as held for sale. Furthermore, recycling of the currency translation reserve and the net investment hedge reserve through P&L will only occur upon deal closing when ownership and control over ING Eurasia is transferred. Such recycling of the reserves will have no impact on total equity and, hence, ING's CET1 ratio.

33 Pensions and other post-employment benefits

Most group companies sponsor defined contribution pension plans. The assets of all ING Group's defined contribution plans are held in independently administered funds. Contributions, including the defined contribution plan in the Netherlands, are principally determined as a percentage of remuneration. These plans do not give rise to provisions in the statement of financial position, other than relating to short-term timing differences included in other assets and in other liabilities.

ING Group maintains defined benefit retirement plans in some countries. These plans provide benefits that are related to the remuneration and service of employees upon retirement. The benefits in some of these plans are subject to various forms of indexation. The indexation is, in some cases, at the discretion of management; in other cases it is dependent upon the sufficiency of plan assets.

Annual contributions are paid to the funds at a rate necessary to adequately finance the accrued liabilities of the plans calculated in accordance with local legal requirements. Plans in all countries are designed to comply with applicable local regulations governing investments and funding levels.

ING Group provides other post-employment benefits to certain former employees. These post-employment benefits are primarily discounts on ING products.

Defined contribution plans

ING, as part of the labour agreements with its employees, sponsors a number of defined contribution plans. ING's obligation is limited to contributions which are agreed in advance and also includes employee contributions. The most significant plans are in the Netherlands and Belgium. The employer's contribution is recognised as an expense which amounted in 2025 to EUR 460 million (2024: EUR 423 million and 2023: EUR 391 million).

Transition Plan on the New Dutch Pension Plan Legislation

In 2024, ING and unions agreed on a transition plan for a new pension plan, based on the new Dutch pension legislation. This new plan will replace the current pension plan and will remain to be classified as a Defined Contribution Plan and will continue to be executed by the ING CDC Pension fund.

Defined benefit retirement plans

Statement of financial position – Net defined benefit asset/liability

Plan assets and defined benefit obligation per country						
	Plan assets		Defined benefit obligation		Funded Status	
in EUR million	2025	2024	2025	2024	2025	2024
The Netherlands	302	325	381	415	-79	-90
United States	226	250	224	235	1	15
United Kingdom	1,129	1,206	706	751	423	455
Belgium	514	513	441	450	72	63
Other countries	327	341	358	368	-31	-26
Funded status (Net defined benefit asset/liability)	**2,497**	**2,636**	**2,110**	**2,219**	**387**	**416**
Presented as:						
- Other assets					528	568
- Other liabilities					-141	-152
					387	**416**

The most recent (actuarial) valuations of the plan assets and the present value of the defined benefit obligation were carried out as at 31 December 2025. The present value of the defined benefit obligation, and the related current service cost and past service cost, were determined using the projected unit credit method.

Changes in the fair value of plan assets for the period were as follows:

Changes in fair value of plan assets		
in EUR million	2025	2024
Opening balance as at 1 January	2,636	2,678
Interest income	108	106
Remeasurements: Return on plan assets excluding amounts included in interest income	-37	-118
Employer's contribution	13	23
Participants contributions	4	4
Benefits paid	-121	-128
Effect of curtailment or settlement	-12	-8
Exchange rate differences	-93	79
Closing balance	**2,497**	**2,636**
Actual return on the plan assets	**70**	**-12**

As at 31 December 2025, the defined benefit plans did not hold any direct investments in ING Groep N.V. (2024: nil). During 2025 and 2024, there were no purchases or sales of assets between ING and the pension funds.

ING does not manage the pension funds and thus receives no compensation for fund management. The pension funds have not engaged ING in any swap or derivative transactions to manage the risk of the pension funds.

No plan assets are expected to be returned to ING Group during 2026.

Changes in the present value of the defined benefit obligation and other post-employment benefits for the period were as follows:

Changes in defined benefit obligation and other post-employment benefits

in EUR million	Defined benefit obligation		Other post-employment benefits	
	2025	2024	2025	2024
Opening balance as at 1 January	2,219	2,288	38	30
Current service cost	28	28	1	1
Interest cost	86	87	3	3
Remeasurements: Actuarial gains and losses arising from changes in demographic assumptions	6	-3		
Remeasurements: Actuarial gains and losses arising from changes in financial assumptions	-32	-94	6	5
Participants' contributions	4	3		
Benefits paid	-127	-132	-1	-1
Past service cost	1	1		
Effect of curtailment or settlement	-12	-9		
Exchange rate differences and other changes	-65	51	-5	1
Closing balance	2,110	2,219	42	38

Amounts recognised directly in Other comprehensive income were as follows:

Changes in the net defined benefit assets/liability remeasurement reserve

in EUR million	2025	2024
Opening balance as at 1 January	-333	-317
Remeasurement of plan assets	-37	-118
Actuarial gains and losses arising from changes in demographic assumptions	-6	3
Actuarial gains and losses arising from changes in financial assumptions	32	94
Taxation and Exchange rate differences		5
Total Other comprehensive income movement for the year	-12	-16
Closing balance	-345	-333

In 2025, the EUR -37 million (2024: EUR -118 million) of remeasurements of plan assets, that is recognised as a loss in other comprehensive income, is driven by yield changes on investments.

The EUR 32 million (2024: EUR 94 million) of actuarial gains arising from changes in financial assumptions in the calculation of the defined benefit obligation is mainly due to changes in discount rates.

The accumulated amount of remeasurements recognised directly in Other comprehensive income is EUR -433 million (EUR -345 million after tax) as at 31 December 2025 (2024: EUR -447 million; EUR -333 million after tax).

Amounts recognised in the statement of profit or loss related to pension and other staff-related benefits are as follows:

Pension and other staff-related benefit costs

in EUR million	Net defined benefit asset/liability			Other post-employment benefits			Total		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Current service cost	28	28	27	1	1	1	29	29	28
Past service cost	1	1	1				1	1	1
Net Interest cost	-21	-19	-23	3	3	2	-19	-16	-21
Effect of curtailment or settlement		-1						-1	
Defined benefit plans	7	9	5	3	4	3	11	13	8
Defined contribution plans							460	423	391
Pension and other post-employment benefits							471	435	399
Other staff-related benefits							16	20	19
Pension and other staff-related benefits							488	455	418

Determination of the net defined benefit asset/liability

The net defined benefit asset/liability is reviewed and adjusted annually. The assumptions used in the determination of the net defined benefit asset/liability and the Other post-employment benefits include discount rates, mortality rates, expected rates of salary increases (excluding promotion increases), and indexation. The rates used for salary developments, interest discount factors, and other adjustments reflect country-specific conditions.

The key assumption in the determination of the net defined benefit asset/liability is the discount rate. The discount rate is the weighted average of the discount rates that are applied in different regions where ING Group has defined benefit pension plans (weighted by the defined benefit obligation). The discount rate is based on a methodology that uses market yields on high quality corporate bonds of the specific regions with durations matching the pension liabilities as key input. Market yields of high quality corporate bonds reflect the yield on corporate bonds with an AA rating for durations where such yields are available. An extrapolation is applied in order to determine the yield to the longer durations for which no AA-rated corporate bonds are available. As a result of the limited availability of long-duration AA-rated corporate bonds, extrapolation is an important element of the determination of the discount rate. The weighted average discount rate applied for net defined benefit asset/liability for 2025 was 4.2% (2024: 4.4%) based on the pension plan in the Netherlands, Germany, Belgium, the United States of America, and the United Kingdom. The average discount rate applied for Other post-employment benefits in 2025 was 5.4% (2024: 5.7%).

Sensitivity analysis of key assumptions

ING performs sensitivity analyses on the most significant assumptions: discount rates, mortality, expected rate of salary increase, and indexation. The sensitivity analysis has been carried out under the assumption that the changes occurred at the end of the reporting period.

The sensitivity analysis calculates the financial impact on the defined benefit obligation of an increase or decrease of the weighted averages of each significant actuarial assumption with all other assumptions held constant. In practice, this is unlikely to occur, and some changes of the assumptions may be correlated. Changes to mortality, expected rate of salary increase, and indexation would have no material impact on the defined benefit obligation. The most significant impact would be from a change in the discount rate. An increase or decrease in the discount rate of 1.0% creates an impact on the defined benefit obligation of EUR 200 million (increase) and EUR 228 million (decrease), respectively.

Expected cash flows

ING Group's subsidiaries should fund the cost of the entitlements expected to be earned on a yearly basis. For 2026, the expected contributions to defined benefit pension plans are EUR 48 million.

The benefit payments for defined benefit and other post-employment benefits expected to be made by the plan between 2026-2030 are estimated to be between EUR 159 million and EUR 174 million per year. From 2030 to 2034, the total payments made by the plan are expected to be EUR 790 million.

34 Taxation

Statement of financial position – Deferred tax

Deferred taxes are recognised on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which ING Group is subject to taxation.

Changes in deferred tax

in EUR million 2025	Net liability (-) Net asset (+) opening balance	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (-) Net asset (+) ending balance
Financial assets at FVOCI	126	-155	5	2		-22
Financial assets and liabilities at FVPL	-19		-47	-13		-79
Depreciation	-22		18	6		2
Cash flow hedges	363	-43		2		322
Pension and post-employment benefits	-32	4	-1	1		-28
Other provisions	62		-1			61
Loans and advances	427	1	-42	-9		376
Unused tax losses carried forward	85		-47	-4		35
Other	-208	57	21	-8		-139
Total	**781**	**-137**	**-93**	**-23**	**0**	**528**
Presented in the statement of financial position as:						
– Deferred tax liabilities	-287					-365
– Deferred tax assets	1,069					893
	781					528

The above table shows netted deferred tax amounts related to right-of-use assets and lease liabilities included in the row 'Other', and includes a deferred tax amount for right-of-use assets of EUR 164 million (2024: EUR 178 million and 2023: EUR 195 million) and a deferred tax amount for lease liabilities of EUR 181 million (2024: EUR 197 million and 2023: EUR 217 million).

The deferred tax on cash flow hedges relate to floating rate lending with interest rate swaps. Due to interest rate developments in 2025 there was a positive revaluation of the cash flow hedge through other comprehensive income. This resulted in a decline in the deferred tax asset by EUR 43 million compared to the decline in deferred tax assets in 2024 by EUR 138 million due to the decline in the interest yield curve. The deferred tax asset in cash flow hedges decreased from EUR 363 million in 2024 to EUR 322 million in 2025.

The deferred tax on Loans and advances changes through net result in 2025 EUR -42 million (2024: EUR -49 million) relates mainly to differences in valuation between accounting (carrying) value and tax value caused by for example collectively assessed expected credit losses and fee amortisation in Germany.

The deferred tax changes through equity - Other in 2025 of EUR 57 million (2024: EUR -41 million) is due to FX developments following the USD depreciation and the application of IAS 29 Hyperinflation in Türkiye.

Changes in deferred tax

in EUR million 2024	Net liability (-) Net asset (+) opening balance	Change through equity	Change through net result	Exchange rate differences	Changes in the composition of the group and other changes	Net liability (-) Net asset (+) ending balance
Financial assets at FVOCI	63	71	-8			126
Financial assets and liabilities at FVPL	-3		-28	12		-19
Depreciation	-13		-9			-22
Cash flow hedges	502	-138		-1		363
Pension and post-employment benefits	-33	6	1	-5	-1	-32
Other provisions	48		12	1	1	62
Loans and advances	475		-49			427
Unused tax losses carried forward	209		-128	3		85
Other	-154	-41	-9	-5	1	-208
Total	**1,096**	**-102**	**-219**	**6**	**0**	**781**
Presented in the statement of financial position as:						
– deferred tax liabilities	-184					-287
– deferred tax assets	1,280					1,069
	1,096					**781**

Deferred tax in connection with unused tax losses carried forward

in EUR million	2025	2024
Total unused tax losses carried forward	860	1,345
Unused tax losses carried forward not recognised as a deferred tax asset	640	951
Unused tax losses carried forward recognised as a deferred tax asset	220	394
Average tax rate	15.7%	21.6%
Deferred tax asset	35	85

Total unused tax losses carried forward analysed by expiry terms

in EUR million	No deferred tax asset recognised 2025	No deferred tax asset recognised 2024	Deferred tax asset recognised 2025	Deferred tax asset recognised 2024
Within 1 year				
More than 1 year but less than 5 years	55	135	152	14
More than 5 years but less than 10 years		9	30	66
More than 10 years but less than 20 years				
Unlimited	585	808	38	313
	640	**951**	**220**	**394**

Deferred tax assets are recognised for temporary deductible differences, for tax losses carried forward and unused tax credits only to the extent that realisation of the related tax benefit is probable.

Breakdown of certain net deferred tax asset positions by jurisdiction

in EUR million	2025	2024
Australia	14	1
Czech Republic	1	
China	8	9
Hong Kong		5
Singapore	2	
Taiwan		10
Türkiye	30	40
United States of America		1
	55	**66**

The table above includes a breakdown of certain net deferred tax asset positions by jurisdiction for which the utilisation of the deferred tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences whilst the related entities have incurred losses in either the current or the preceding year.

At 31 December 2025 and 2024, ING Group had no significant temporary differences associated with the parent company's investments in subsidiaries and associates as any economic benefit from those investments will not be taxable at parent company-level.

Statement of profit or loss – Taxation

Taxation by type

	Netherlands			Rest of the world			Total		
in EUR million	**2025**	**2024**	**2023**	**2025**	**2024**	**2023**	**2025**	**2024**	**2023**
Current taxation	510	454	601	1,943	1,977	2,121	2,453	2,432	2,722
Deferred taxation	-1	-13	-45	93	232	293	93	219	249
	509	**441**	**556**	**2,036**	**2,210**	**2,414**	**2,545**	**2,650**	**2,970**

Reconciliation of the weighted average statutory income tax rate to ING Group's effective income tax rate

in EUR million	**2025**	**2024**	**2023**
Result before tax from continuing operations	9,148	9,300	10,492
Weighted average statutory tax rate	25.2%	25.1%	25.5%
Weighted average statutory tax amount	**2,302**	**2,333**	**2,678**
Permanent differences affecting current tax			
Participation exemption	-69	-87	-43
Other income not subject to tax	-123	-64	-68
Expenses not deductible for tax purposes	476	424	398
Current tax from previously unrecognised amounts	0	-1	1
State and local taxes	56	77	99
Adjustments to prior periods	-92	-34	-72
Differences affecting deferred tax			
Impact on deferred tax from change in tax rates	-6	-1	2
Deferred tax benefit from previously unrecognised amounts	0	-1	-30
Write-off/reversal of deferred tax assets	1	4	4
Effective tax amount	**2,545**	**2,650**	**2,970**
Effective tax rate	**27.8 %**	**28.5 %**	**28.3 %**

The effective tax rate of 27.8% in 2025 is higher than the weighted average statutory tax rate. This is mainly caused by the impact in 2025 of the following non-deductible items for income tax purposes: interest expenses based on Dutch thin capitalisation rules for banks, bank taxes, and other non-deductible expenses in various countries. State and local taxes mainly relate to taxes in the United States of America.

The effective tax rate of 28.5% in 2024 was higher than the weighted average statutory tax rate. This is mainly caused by the impact in 2024 of the following non-deductible items for income tax purposes: hyperinflation accounting loss in Türkiye, interest expenses, and bank- and local taxes in various countries. State and local taxes mainly relate to Base Erosion and anti-Abuse Tax (BEAT) in the United States of America and top-up Tax based on Global Anti-Base Erosion Model Rules (Pillar Two).

The effective tax rate of 28.3% in 2023 was higher than the weighted average statutory tax rate. This is mainly caused by the impact in 2023 of the following non-deductible items for income tax purposes: hyperinflation accounting loss in Türkiye, interest expenses, and bank- and local taxes in various countries. Adjustments to prior periods mainly relate to a tax refund in Spain.

Equity - Other comprehensive income

Income tax related to components of other comprehensive income

in EUR million	**2025**	**2024**	**2023**
Unrealised revaluations of financial assets at fair value through other comprehensive income and other revaluations	-162	100	-7
Realised gains/losses transferred to the statement of profit or loss (reclassifications from equity to profit or loss)	7	-29	-3
Changes in cash flow hedge reserve	-43	-138	-251
Remeasurement of the net defined benefit asset/liability	4	6	31
Changes in fair value of own credit risk of financial liabilities at fair value through profit or loss	6	5	2
Exchange rate differences and other	51	-46	19
Total income tax related to components of other comprehensive income	**-137**	**-102**	**-209**

35 Fair value of assets and liabilities

a) Valuation methods

The estimated fair values represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a market-based measurement, which is based on assumptions that market participants would use and takes into account the characteristics of the asset or liability that market participants would take into account when pricing the asset or liability.

Fair values of financial assets and liabilities are based on quoted prices in active market where available. When such quoted prices are not available, the fair value is determined by using valuation techniques.

b) Valuation control framework

The valuation control framework covers the product approval process (PARP), pricing, market data assessment and independent price verification (IPV), valuation adjustments, model use, fair value hierarchy and day one profit or loss. Valuation processes are governed by the Global Valuation and Impairment Committee (GV&IC) and its delegate, based on the valuation and valuation adjustment models approved by Trading and Counterparty Risk Committee (TCRC), with outcomes monitored under the valuation Risk Appetite Statement established by Group Financial Risk Committee (GFRC) and TCRC.

The Global Valuation and Impairment Committee is responsible for the oversight and the approval of the outcome of impairments (other than loan loss provisions) and valuation processes. It oversees the quality and coherence of valuation methodologies and performance. The Group Financial Risk Committee (GFRC) is the highest committee next to Management Board Banking (MBB) to discuss and approve global policies, methodologies and risk appetite related to Financial Risk. The Trading and Counterparty Risk Committee (TCRC) is responsible for the approval of all valuation models used for the Fair valuation (IFRS) and Prudent Valuation (CRR) of positions measured at fair value. The Local Parameter Committee discusses the valuation results and monitors the performance of the valuation activities carried out on local or regional level. The Global Financial Markets Parameter Committee reviews the consolidated valuation outcome and resulting P&L for Financial Market products, targeting a globally consistent treatment across Financial Markets. The Banking Book Parameter Committee (BBPC) discusses the valuation topics for non-Financial Market and non-Group Treasury Wholesale Banking portfolios. The Market Data Committee is responsible for the approval of the market data used in valuation.

c) Valuation adjustments

Valuation adjustments are an integral part of the fair value. They are the adjustments to the output from a valuation technique in order to appropriately determine a fair value in accordance with IFRS13. ING considers various fair value adjustments including Bid-Offer adjustments, Model Risk adjustments, Bilateral Valuation Adjustments (BVA, consisting of Credit Valuation Adjustments or CVA, and Debit valuation Adjustments or DVA), Collateral Valuation Adjustment (CollVA) and Funding Valuation Adjustment (FVA).

For financial instruments where the fair value at initial recognition is based on one or more significant unobservable inputs, a difference between the transaction price and the fair value resulting from the internal valuation process can occur. Such difference is referred to as Day One Profit or Day One Loss (hereafter: DOP). ING defers material DOP of instruments with significant unobservable valuation inputs, which are the financial instruments classified as Level 3 and financial instruments with material unobservable inputs into CVA which are not necessarily classified as Level 3. The DOP is amortised over the life of the instrument, or until the significant unobservable inputs become observable, or until the significant unobservable inputs become non-significant. The adjustments in fair value and the DOP reserve are disclosed in the below table.

Deferred Day One Profit or Loss Reserve

The table below summarises the movement in the aggregate DOP not recognised when financial instruments were initially recognised, because of the use of valuation techniques for which not all the inputs were market observable data.

Deferred day one profit or loss reserve		
in EUR million	2025	2024
Opening balance at 1 January	-94	-90
DOP deferred on new transactions during the period	-37	-62
DOP recognised in the statement of profit or loss during the period:		
– of which release	13	27
– of which amortisation and exchange differences	27	32
Closing balance at 31 December	-91	-94

The following table presents the adjustments in fair value for financial assets and liabilities.

Adjustments in fair value on financial assets and liabilities		
in EUR million	2025	2024
Deferred Day One Profit or Loss	-91	-94
Own Credit Adjustments	-57	-17
Bid/Offer	-130	-130
Model Risk	-48	-33
CVA	-88	-123
DVA	43	50
CollVA	-11	-3
FVA	-82	-64
Other Valuation Adjustments	3	2
Total Valuation Adjustments	-462	-412

Own Credit Adjustment

Own issued debt and structured notes that are designated at fair value through profit or loss are adjusted for ING's own credit risk by means of DVA.

Bid-Offer Adjustment

For positions priced based upon mid-market input parameters, Bid-Offer adjustments are required in order to reflect the valuation of that position based on bid price or offer price. In practice this adjustment accounts for the difference in valuation from 'mid to bid' and 'mid to offer' for long and short exposures respectively. In principle, assets are valued at the bid prices and liabilities are valued at the offer price. For certain assets or liabilities, where a market-quoted price is not available, the price used is the fair value that is most representative within the bid-offer spread.

Model Risk Adjustment

Financial instruments that are valued using a valuation model can be subject to model risk. Model risk is the risk of possible financial loss resulting from a pricing model or model-based parameter deficiencies and/or uncertainties.

Bilateral Valuation Adjustments (Credit and Debit Valuation Adjustments)

Bilateral Valuation Adjustment is the valuation adjustment reflecting the counterparty credit risk of derivative contracts. It has a bilateral nature, where both the counterparty's credit risk (i.e. Credit Valuation Adjustment or CVA) and ING's own credit risk (Debit Valuation Adjustment or DVA) are taken into account:

- CVA is the fair value adjustment applicable to derivative instruments to account for the possibility that the counterparty defaults (i.e. it is the market value of the counterparty's credit risk).
- DVA is the fair value adjustment applicable to derivative instruments to account for the possibility that ING defaults (i.e. it is the market value of ING's credit risk).

The calculation of CVA and DVA on derivatives is based on their expected exposures, and the counterparties' and ING's risk of default, taking into account the collateral agreements as well as netting agreements. The counterparties' risk of default is measured by probability of default and expected loss given default, which is based on market information including credit default swap (CDS) spreads. Where counterparty CDS spreads are not available, relevant proxy spreads are used. Additionally, wrong-way risk (which occurs when the probability of default by the counterparty increases or decreases when ING's exposure to the counterparty increases (decreases)) and right-way risk (which occurs when the probability of default by the counterparty increases (decreases) when ING's exposure to the counterparty decreases (increases)) are included in the adjustment.

Collateral Valuation Adjustment (CollVA)

Collateral Valuation Adjustment is a fair valuation adjustment applied on derivative instruments to capture specific features of CSA (Credit Support Annex) with a counterparty that the regular OIS discounting framework does not capture. Non-standard CSA features may include deviations in relation to the currencies in which ING posts or receives collateral, deviations in the remuneration rate on collateral which may pay lower or higher rate than the overnight rate or even no interest at all; other deviations can be posting securities rather than cash as collateral.

Funding Valuation Adjustment (FVA)

Funding Valuation Adjustment (FVA) is a fair valuation adjustment applied on derivative instruments to address the asymmetry in funding costs or funding benefits between collateralised and uncollateralised derivative portfolios. This adjustment is based on the expected exposure profiles of the uncollateralised or partially collateralised OTC derivatives and market-based funding spreads.

Other Valuation Adjustments

This pertains to other valuation adjustments that are immaterial to ING. Most of the balance consists of the Market Price Uncertainty (MPU) adjustment in fair value, which accounts for the price uncertainty risk inherent in the valuation inputs to fair value.

d) Fair value hierarchy

ING Group has categorised its financial instruments that are either measured in the statement of financial position at fair value or of which the fair value is disclosed, into a three level hierarchy based on the observability of the valuation inputs. Highest priority is retained to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to valuation techniques supported by unobservable inputs.

Transfers into and transfers out of fair value hierarchy levels are made on a quarterly basis at the end of the reporting period.

Level 1 – (Unadjusted) quoted prices in active markets

This category includes financial instruments whose fair value is determined directly by reference to (unadjusted) quoted prices in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer markets, brokered markets, or principal to principal markets. Those prices represent actual and regularly occurring market transactions with sufficient frequency and volume to provide pricing information on an ongoing basis. Transfers out of Level 1 into Level 2 or Level 3 occur when ING Group establishes that markets are no longer active and therefore (unadjusted) quoted prices no longer provide reliable pricing information.

Level 2 – Valuation technique supported by observable inputs

This category includes financial instruments whose fair value is based on market observable inputs, either directly or indirectly, other than quoted prices included within Level 1. The fair value for financial instruments in this category can be determined by reference to quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, inputs other than quoted prices that are observable or market-corroborated inputs. ING analyses how the prices are derived and determines whether the prices are liquid tradable prices or model-based consensus prices taking various data as inputs.

For financial instruments that do not have a reference price available, fair value is determined using a valuation technique (e.g., a model), where inputs in the model are taken from an active market or are observable, such as interest rates and yield curves observable at commonly quoted intervals, implied volatilities, and credit spreads.

Instruments where inputs are unobservable are classified in this category, provided that the impact of those unobservable inputs on the overall valuation is insignificant. The notion of significant is particularly relevant for the distinction between Level 2 and Level 3 assets and liabilities, as the significance assessment of the valuation input on the entire fair value measurement will determine whether the instrument should be classified as Level 2 or Level 3. Expert judgement is required on the significance assessment approach.

Level 3 – Valuation technique supported by unobservable inputs
This category includes financial instruments whose fair value is determined using a valuation technique for which a significant part of the overall valuation is driven by unobservable valuation inputs. Where valuation inputs are unobservable, the Group must use the best information available to value the instruments. This may require internally derived inputs taking into account market participants' assumptions that are reasonably available, including assumptions on the risk inherent in a particular valuation technique used to measure fair value and the risk inherent in the inputs to the valuation technique. Unobservable inputs may include, among others, volatility, correlation, spreads to discount rates, default rates, recovery rates, prepayment rates, and certain credit spreads.

Financial instruments at fair value
The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)								
	Level 1		Level 2		Level 3		Total	
in EUR million	2025	2024	2025	2024	2025	2024	2025	2024
Financial Assets								
Financial assets at fair value through profit or loss								
- Equity securities	21,392	20,789	4	15	187	141	21,583	20,945
- Debt securities	6,492	7,485	2,793	4,596	1,934	3,505	11,219	15,586
- Derivatives	52	1	25,178	31,792	773	475	26,003	32,268
- Loans and receivables	0	0	65,811	62,168	8,542	6,614	74,352	68,782
	27,937	**28,275**	**93,785**	**98,571**	**11,435**	**10,734**	**133,157**	**137,580**
Financial assets at fair value through other comprehensive income								
- Equity securities	2,301	2,292	0	0	307	270	2,607	2,562
- Debt securities	49,529	39,859	1,288	2,360	0	0	50,817	42,219
- Loans and receivables	0	0	3,238	1,608	0	0	3,238	1,608
	51,829	**42,151**	**4,526**	**3,967**	**307**	**270**	**56,662**	**46,389**
Financial liabilities								
Financial liabilities at fair value through profit or loss								
– Debt securities	1,540	1,455	7,284	8,445	15	67	8,839	9,966
– Deposits	0	0	47,120	45,014	0	0	47,120	45,014
– Trading securities	2,534	3,631	11	12	9	10	2,554	3,653
– Derivatives	152	45	21,090	27,528	777	694	22,019	28,267
	4,226	**5,131**	**75,505**	**80,998**	**802**	**770**	**80,532**	**86,900**

The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments:

Equity securities
Instrument description: Equity securities include stocks and shares, corporate investments and private equity investments.
Valuation: If available, the fair values of publicly traded equity securities and private equity securities are based on quoted market prices. In the absence of active markets, fair values are estimated by analysing the investee's financial position, result, risk profile, prospect, price, earnings comparisons and revenue multiples. Additionally, reference is made to valuations of peer entities where quoted prices in active markets are available. For equity securities, best market practice will be applied using the most relevant valuation method. All non-listed equity investments, including investments in private equity funds, are subject to a standard review framework which ensures that valuations reflect the fair values.
Fair value hierarchy: The majority of equity securities are publicly traded, and quoted prices are readily and regularly available. Hence, these securities are classified as Level 1. Equity securities which are not traded in active markets mainly include corporate investments, fund investments and other equity securities and are classified as Level 3.

Debt securities
Instrument description: Debt securities include government bonds, financial institutions bonds and Asset-backed securities (ABS).
Valuation: Where available, fair values for debt securities are generally based on quoted market prices. Quoted market prices are obtained from an exchange market, dealer, broker, industry group, pricing service, or regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market prices. If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which include consensus prices obtained from one or more pricing services. Furthermore, fair values are determined by valuation techniques discounting expected future cash flows using market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.
Fair value hierarchy: Government bonds and financial institution bonds are generally traded in active markets. Where quoted prices are readily and regularly available, they are classified as Level 1. The remaining positions are classified as Level 2 or Level 3 depending on the trading activity and observability of prices. Asset backed securities for which no active market is available and a wide discrepancy in quoted prices exists, are classified as Level 3.

Derivatives
Instrument description: Derivative contracts can either be exchange-traded or over the counter (OTC). Derivatives include interest rate derivatives, FX derivatives, credit derivatives, equity derivatives and commodity derivatives.
Valuation: The fair value of exchange-traded derivatives is determined using quoted market prices in an active market and are classified as Level 1 of the fair value hierarchy. For instruments that are not actively traded, fair values are estimated based on valuation techniques. OTC derivatives and derivatives trading in an inactive market are valued using valuation techniques. The valuation techniques and inputs depend on the type of derivatives and the nature of the underlying instruments. The principal techniques used to value these instruments are based on, among others, discounted cash flows, option pricing models and Monte Carlo simulations. These valuation models calculate the present value of expected future cash flows, based on 'no-arbitrage' principles. The models are commonly used in the financial industry and inputs to the validation models are determined from observable market data where possible. Certain inputs may not be observable in the market, but can be determined from observable prices via valuation model calibration procedures. These inputs include prices available from exchanges, dealers, brokers or providers of pricing, yield curves, credit spreads, default rates, recovery rates, dividend rates, volatility of underlying interest rates, equity prices, and foreign currency exchange rates and reference is made to quoted prices, recently executed trades, independent market quotes and consensus data, where available. For uncollateralised OTC derivatives, ING applies Credit Valuation Adjustment to correctly reflect the counterparty credit risk in the valuation and Debit Valuation Adjustments to reflect the credit risk of ING for its counterparty. In addition, for these derivatives ING applies Funding Valuation Adjustment. See sections CVA/DVA and FVA in section c) Valuation Adjustments for more details regarding the calculation.

Fair value hierarchy: The majority of the derivatives are priced using observable inputs and are classified as Level 2. Derivatives for which the input cannot be implied from observable market data are classified as Level 3.

Loans and receivables
Instrument description: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables carried at fair value include trading loans, being securities lending and similar agreement comparable to collateralised lending, syndicated loans, loans expected to be sold and receivables with regards to reverse repurchase transactions.
Valuation: The fair value of loans and receivables is generally estimated by discounting expected future cash flows using a discount rate that reflects credit risk, liquidity, and other current market conditions. The fair value of mortgage loans is estimated by taking into account prepayment behaviour.
Fair value hierarchy: Loans and receivables are predominantly classified as Level 2. Loans and receivables for which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available, are classified as Level 3.

Financial liabilities at fair value through profit and loss
Instrument description: Financial liabilities at fair value through profit and loss include debt securities and debt instruments, primarily comprised of structured notes, which are held at fair value under the fair value option. Besides that, they include derivative contracts and repurchase agreements.
Valuation: The fair values of securities in the trading portfolio and other liabilities at fair value through profit or loss are based on quoted market prices, where available. For those securities not actively traded, fair values are

estimated based on internal discounted cash flow valuation techniques using interest rates and credit spreads that apply to similar instruments.
Fair value hierarchy: The majority of the derivatives and debt instruments are classified as Level 2. Derivatives and debt instruments for which the input cannot be derived from observable market data are classified as Level 3.

e) Transfers between Level 1 and 2
As a consequence of change in observable inputs, ING recorded for financial assets measured at fair value through profit or loss a EUR 0.3 billion (2024: nil) transfer from Level 1 to Level 2 and a EUR 0.4 billion (2024: EUR 0.8 billion) transfer from Level 2 to Level 1 within debt securities. For financial liabilities measured at fair value through profit or loss, EUR 0.2 billion (2024: nil) of trading securities were transferred from Level 2 to Level 1. No other significant transfers between Level 1 and Level 2 were recorded during the 2025 reporting period (2024: nil).

f) Level 3: Valuation techniques and inputs used
Financial assets and liabilities in Level 3 include both assets and liabilities for which the fair value was determined using (i) valuation techniques that incorporate unobservable inputs as well as (ii) quoted prices which have been adjusted to reflect that the market was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which are based on ING's own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Valuation techniques that incorporate unobservable inputs are sensitive to the inputs used.

Of the total amount of financial assets classified as Level 3 as at 31 December 2025 of EUR 11.7 billion (2024: EUR 11.0 billion), an amount of EUR 10.1 billion (86.2%) (2024: EUR 9.6 billion, being 87.2%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING's own unobservable inputs.

Furthermore, Level 3 financial assets include EUR 0.1 billion (2024: EUR 0.1 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.

The remaining EUR 1.5 billion (2024: EUR 1.3 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporate certain inputs that are unobservable.

Of the total amount of financial liabilities classified as Level 3 as at 31 December 2025 of EUR 0.8 billion (2024: EUR 0.8 billion), an amount of EUR 0.6 billion (72.7%) (2024: EUR 0.6 billion, being 75.7%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING's own unobservable inputs.

Furthermore, Level 3 financial liabilities include EUR 0.1 billion (2024: EUR 0.1 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.

The remaining EUR 0.1 billion (2024: EUR 0.1 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.

The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of Level 3 asset/liability. The lower and upper range mentioned in the overview represent the lowest and highest variance of the respective valuation input as actually used in the valuation of the different financial instruments. Amounts and percentages stated are unweighted. The range can vary from period to period subject to market movements and change in Level 3 position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section Sensitivity analysis of unobservable inputs (Level 3).

Valuation techniques and range of unobservable inputs (Level 3)

In EUR million	Assets 2025	Assets 2024	Liabilities 2025	Liabilities 2024	Valuation techniques	Significant unobservable inputs	Lower range 2025	Lower range 2024	Upper range 2025	Upper range 2024
At fair value through profit or loss										
Debt securities	1,934	3,504	9	10	Price based	Price (%)	0%	0 %	103%	120 %
						Price (price per share)	201	327	412	520
					Present value techniques	Price (%)	n.a.	95.85 %	n.a.	100 %
Equity securities	187	141			Price based	Price (price per share)	0	0	5,475	5,475
Loans and advances	1,978	1,565	0	0	Price based	Price (%)	0%	0 %	109%	107 %
					Present value techniques	Credit spread (bps)	120	576	709	629
						Prepayment rate (%)	2%	2 %	2%	100 %
(Reverse) repos	6,563	5,050			Present value techniques	Interest rate (%)	n.a.	2 %	n.a.	2 %
Structured notes			15	67	Price based	Price (%)	96%	93 %	103%	104 %
					Option pricing model	Equity volatility (%)	18%	n.a.	22%	n.a.
						Equity/Equity correlation	0.7	0.7	0.8	0.7
						Equity/FX correlation	-0.6	n.a.	0.2	n.a.
						Dividend yield (%)	0.4%	n.a.	1.9%	n.a.
					Present value techniques	Prepayment rate (%)	n.a.	99.59 %	n.a.	100.09 %
Derivatives										
– Rates	628	413	670	389	Option pricing model	Interest rate volatility (bps)	45	n.a.	91	n.a.
					Present value techniques	Reset spread (%)	1%	2 %	1%	2 %
– FX	2	6	4	8	Option pricing model	Implied volatility (%)	1.7%	2 %	42%	15 %
– Credit	134	39	48	241	Present value techniques	Credit spread (bps)	10	0	88	91
					Price based	Price (%)	0%	0 %	100%	100 %
– Equity	7	10	46	47	Option pricing model	Equity volatility (%)	13%	7 %	75%	81 %
						Equity/Equity correlation	0.0	0.0	1.0	1.0
						Equity/FX correlation	-0.7	-0.6	0.5	0.6
						Dividend yield (%)	0%	0 %	51%	33 %
– Other	2	6	10	9	Option pricing model	Commodity volatility (%)	20%	13.1 %	76%	61 %
						Com/FX correlation	-0.25	-0.40	-0.25	-0.25
					Price based	Price (commodity)	66	68	66	68
At fair value through other comprehensive income										
– Equity	307	270			Present value techniques	Credit spread (bps)	5.15	5.67	5.15	5.76
						Interest rate (%)	2.5%	1.5 %	2.5%	3.5 %
						Payout ratio (%)	70%	70 %	90%	90 %
					Price based	Price (%)	n.a.	122 %	n.a.	122 %
						Price (price per share)	126	n.a	126	n.a
Total	**11,742**	**11,005**	**802**	**770**						

[1] The abbreviation n.a. stands for not applicable or not available.

Price
For securities where market prices are not available, fair value is measured by comparison with observable pricing data from similar instruments. Prices of 0% are distressed to the point that no recovery is expected, while prices significantly in excess of 100% or par are expected to pay a yield above current market rates.

Credit spreads
Credit spread is the premium above a benchmark interest rate required by the market participant to accept a lower credit quality. Higher credit spreads indicate lower credit quality and a lower value of an asset.

Volatility
Volatility is a measure for variation of the price of a financial instrument or other valuation input over time. Volatility is one of the key inputs in option pricing models. Typically, the higher the volatility, the higher value of the option. Volatility varies by the underlying reference (equity, commodity, foreign currency and interest rates), by strike, and maturity of the option. The minimum level of volatility is 0% and there is no theoretical maximum.

Correlation
Correlation is a measure of dependence between two underlying references which is relevant for valuing derivatives and other instruments having more than one underlying reference. High positive correlation (close to 1) indicates a strong positive (statistical) relationship, where underliers move, everything else equal, into the same direction. The same holds for a high negative correlation.

Interest rate
An interest rate is the amount of interest due per period, as a proportion of the amount lent, deposited, or borrowed.

Reset spread
Reset spreads are key inputs to mortgage-linked prepayment swaps valuation. Reset spread is the future spread at which mortgages will re-price at interest rate reset dates.

Dividend yield
Dividend yield is an important input for equity option pricing models showing how much dividends a company is expected to pay out each year relative to its share price. Dividend yields are generally expressed as an annualised percentage of share price.

Payout ratio
Dividend payout ratio is an input that shows the percentage of dividends a company is expected to pay out each year relative to its net income.

Prepayment rate
Prepayment rate is a key input to mortgage and loan valuation. Prepayment rate is the estimated rate at which mortgage borrowers will repay their mortgages early, e.g. 5% per year. Prepayment rate and reset spread are key inputs to mortgage-linked prepayment swaps valuation.

Level 3: Changes during the period

Changes in Level 3 Financial assets													
	Trading assets		Non-trading derivatives		Financial assets mandatorily at FVPL		Financial assets designated at FVPL		Financial assets at FVOCI		Total	
In EUR million	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Opening balance as at 1 January	824	848	68	286	5,721	3,499	4,121	3,547	270	938	11,005	9,118
Realised gain/loss recognised in the statement of profit or loss during the period [1]	247	-175	63	-38	211	294	-798	-54			-278	28
Revaluation recognised in other comprehensive income during the period [2]									8	-3	8	-3
Purchase of assets	953	486	0	198	5,177	4,424	1,208	1,600	182	154	7,520	6,862
Sale of assets	-109	-111	0	-257	-1,765	-1,605	-1,160	-10	-163	-418	-3,197	-2,402
Maturity/settlement	-128	-140	0	-7	-166	-294	-763	-988	0	-20	-1,057	-1,449
Reclassifications	0	0	-1	0	18	0	0	0	10	0	28	0
Transfers into Level 3	316	370	0	0	824	615	0	30	0	0	1,139	1,014
Transfers out of Level 3	-974	-454	-9	-114	-2,389	-1,214	0	-3	0	-384	-3,372	-2,169
Exchange rate differences	-14	0	0	0	-6	5	-33	-2	0	9	-53	12
Changes in the composition of the group and other changes	0	0	0	0	0	-1	0	0	0	-5	0	-6
Closing balance	1,114	824	121	68	7,625	5,721	2,576	4,121	307	270	11,742	11,005

[1] Net gains/losses were recorded as 'Valuation results and net trading income' in the statement of profit or loss. The total amounts includes EUR 280 million (2024: EUR -41 million) of unrealised gains and losses recognised in the statement of profit or loss.
[2] Revaluation recognised in other comprehensive income is included on the line 'Net change in fair value of debt instruments at fair value through other comprehensive income'.

In 2025, transfers out of Level 3 within trading assets relate mainly to securities, as their valuations were no longer significantly influenced by unobservable inputs. In 2024, transfers out of Level 3 in trading assets primarily involved derivative instruments, as their valuations were no longer significantly impacted by unobservable inputs.

In 2025 and 2024, the transfer into Level 3 trading assets consisted of cross currency swap trades, which were transferred to Level 3 as a result of the valuation being significantly impacted by unobservable inputs. In 2024, the transfer out of Level 3 in non-trading derivatives primarily involved derivative instruments, as their valuations were no longer significantly impacted by unobservable inputs.

In 2025 and 2024, transfers into and out of Level 3 of financial assets mandatorily at fair value mainly relate to (long- term) reverse repurchase transactions for which the valuation being significantly impacted by unobservable inputs and no longer significantly impacted by unobservable inputs, respectively.

In 2024, the transfer out of Level 3 of financial assets at FVOCI relates to Hold-to-Collect and Sell portfolio transferred to Level 2 resulting from change in methodology.

Changes in Level 3 Financial liabilities

	Trading liabilities		Non-trading derivatives		Financial liabilities designated as at fair value through profit or loss		Total	
in EUR million	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**
Opening balance as at 1 January	637	382	67	301	67	47	770	729
Realised gain/loss recognised in the statement of profit or loss during the period[1]	81	-104	82	-98	-6	-5	157	-206
Additions	205	55	3	190	11	29	219	274
Redemptions	-74	-12	0	-209	0	0	-74	-222
Maturity/settlement	-160	-15	0	-7	-64	-4	-225	-26
Transfers into Level 3	19	364	0	0	19	34	38	399
Transfers out of Level 3	-72	-33	0	-111	-12	-34	-84	-179
Exchange rate differences	-1	0	0	0	0	0	-1	0
Closing balance	**636**	**637**	**151**	**67**	**15**	**67**	**802**	**770**

[1] Net gains/losses were recorded as 'Valuation results and net trading income' in the statement of profit or loss. The total amount includes EUR 158 million (2024: EUR -206 million) of unrealised gains and losses recognised in the statement of profit or loss.

In 2025, the transfers out of Level 3 mainly consisted of trading liabilities related to securities transferred out of Level 3 as a result of the valuation being no longer impacted by significantly unobservable inputs.

In 2024, the transfers into Level 3 mainly consisted of trading liabilities attributed to cross currency swap trades transferred into Level 3 as a result of the valuation being significantly impacted by unobservable inputs. The transfers out of Level 3 for non-trading derivatives are driven by interest rate swap trades, which were reclassified out of Level 3 as their valuations were no longer influenced by significantly unobservable inputs.

g) Recognition of unrealised gains and losses in Level 3

Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relate to Level 3 assets and liabilities are included in the line item 'Valuation results and net trading income' in the statement of profit or loss.

h) Level 3: Sensitivity analysis of unobservable inputs

Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument, the actual value of those inputs at the balance date may be drawn from a range of reasonably possible alternatives. In line with market practice, the upper and lower bounds of the range of alternative input values reflect a level of valuation certainty. The actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the valuation methodology used for fair valued financial instruments.

In practice, valuation uncertainty is measured and managed per exposure to individual valuation inputs (i.e. risk factors) at portfolio-level across different product categories. Where the disclosure looks at individual Level 3 inputs, the actual valuation adjustments may also reflect the benefits of portfolio offsets.

This disclosure does not attempt to indicate or predict future fair value movement. The numbers in isolation give limited information as in most cases these Level 3 assets and liabilities should be seen in combination with other instruments (for example as a hedge) that are classified as Level 2.

The valuation uncertainty in the table below is broken down by related risk class rather than by product. The possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation is as follows:

Sensitivity analysis of Level 3 instruments

	Positive fair value movements from using reasonable possible alternatives		Negative fair value movements from using reasonable possible alternatives	
in EUR million	**2025**	**2024**	**2025**	**2024**
Equity (equity derivatives, structured notes)	20	21	-12	-20
Interest rates (Rates derivatives, FX derivatives)	1	5	0	0
Credit (Debt securities, Loans, structured notes, credit derivatives)	12	2	-14	-27
Loans and advances	0	0	0	0
	33	**28**	**-26**	**-47**

i) Financial instruments not measured at fair value

The following table presents the estimated fair values of the financial instruments not measured at fair value in the statement of financial position.

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)

in EUR million	Carrying Amount 2025	Carrying Amount 2024	Carrying amount presented as fair value[1] 2025	Carrying amount presented as fair value[1] 2024	Level 1 2025	Level 1 2024	Level 2 2025	Level 2 2024	Level 3 2025	Level 3 2024	Total fair value 2025	Total fair value 2024
Financial Assets												
Loans and advances to banks	21,204	21,770	3,053	3,195			14,722	15,614	3,366	2,957	21,141	21,766
Loans and advances to customers	721,705	680,233	18,231	18,291			12,782	18,626	678,392	630,493	709,405	667,410
Securities at amortised cost	53,867	50,273			47,722	42,871	2,381	2,908	2,692	2,523	52,796	48,303
	796,776	**752,276**	**21,284**	**21,486**	**47,723**	**42,871**	**29,885**	**37,149**	**684,450**	**635,973**	**783,342**	**737,479**
Financial liabilities												
Deposits from banks	18,517	16,723	5,401	4,348			9,162	8,208	3,745	3,943	18,308	16,499
Customer deposits	721,367	691,661	620,999	582,387			82,665	61,916	17,433	46,984	721,097	691,287
Debt securities in issue	151,231	142,367			84,506	79,254	64,028	61,651	3,857	2,000	152,391	142,905
Subordinated loans	18,100	17,878			18,368	17,968	354	389			18,722	18,357
	909,215	**868,630**	**626,401**	**586,735**	**102,874**	**97,221**	**156,208**	**132,164**	**25,035**	**52,927**	**910,519**	**869,048**

[1] In accordance with IFRS and for the purpose of this disclosure, the carrying amount of financial instruments with an immediate on demand feature is presented as fair value, excluding the negative macro fair value hedge adjustment.

The aggregation of the fair values presented above does not represent, and should not be construed as representing, the underlying value of ING Group. These fair values were calculated for disclosure purposes only. The carrying amount of financial instruments presented in the above table includes, when applicable, the fair value hedge adjustment.

Loans and advances to banks
For short-term receivables from banks, carrying amounts represent a reasonable estimate of the fair value. The fair value of long-term receivables from banks is estimated by discounting expected future cash flows using a discount rate based on specific available market data, such as interest rates and appropriate spreads, that reflects current credit risk or quoted bonds.

Loans and advances to customers
For short-term loans, carrying amounts represent a reasonable estimate of the fair value. The fair value of long-term loans is estimated by discounting expected future cash flows using a discount rate that reflects current credit risk, current interest rates, and other current market conditions where applicable. The fair value of mortgage loans is estimated by taking into account prepayment behaviour. Loans with similar characteristics are aggregated for calculation purposes.

Securities at amortised cost
Where available, fair values for debt securities are generally based on quoted market prices. Quoted market prices are obtained from an exchange market, dealer, broker, industry group, pricing service, or regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market prices. If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which include consensus prices obtained from one or more pricing services. Furthermore, fair values are determined by valuation techniques discounting expected future cash flows using market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.

Deposits from banks
For short-term payables to banks, carrying amounts represent a reasonable estimate of the fair value. The fair value of long-term payables to banks is estimated by discounting expected future cash flows using a discount rate based on available market interest rates and appropriate spreads that reflect ING's own credit risk.

Customer deposits
There is an embedded value in our on-demand deposits. However, for the purpose of this disclosure, and in accordance with IFRS, the fair value of deposits with an immediate on demand feature approximates the carrying amount, excluding the negative macro fair value hedge adjustment.

The fair value of deposits with fixed contractual terms has been estimated based on discounting future cash flows using the interest rates currently applicable to deposits of similar maturities.

Debt securities in issue

The fair value of debt securities in issue is generally based on quoted market prices, or if not available, on estimated prices by discounting expected future cash flows using a current market interest rate and credit spreads applicable to the yield, credit quality and maturity.

Subordinated loans

The fair value of publicly traded subordinated loans are based on quoted market prices when available. Where no quoted market prices are available, fair value of the subordinated loans is estimated using discounted cash flows based on interest rates and credit spreads that apply to similar instruments.

36 Derivatives and hedge accounting

Use of derivatives

ING uses derivatives for economic hedging purposes to manage its asset and liability portfolios and structural risk positions. The primary objective of ING's hedging activities is to manage the risks which arise from structural imbalances in the duration and other profiles of its assets and liabilities. The objective of economic hedging is to enter into positions with an opposite risk profile to an identified risk exposure to reduce that exposure. The main risks which are being hedged are interest rate risk and foreign currency exchange rate risk. These risks are primarily hedged with interest rate swaps, cross currency swaps and foreign exchange forwards/swaps.

ING uses credit derivatives to manage its economic exposure to credit risk, including total return swaps and credit default swaps, to sell or buy protection for credit risk exposures in the loan, investment, and trading portfolios. Hedge accounting is not applied in relation to these credit derivatives.

Hedge accounting

Derivatives that qualify for hedge accounting under IFRS are classified and accounted for in accordance with the nature of the instrument hedged and the type of IFRS hedge accounting model that is applicable. The three models applicable under IFRS are: fair value hedge accounting, cash flow hedge accounting, and hedge accounting of a net investment in a foreign operation. How and to what extent these models are applied are described under the relevant headings below. The company's detailed accounting policies for these three hedge models are set out in paragraph 1.5 'Financial instruments' of Note 1 'Basis of preparation and material accounting policy information'.

The benchmark rate reform

Reference is made to note 'Risk management / The impact of the benchmark rate reform' for information on how ING is managing the transition to alternative benchmark rates and ING's progress in completing the transition with respect to derivatives in hedge accounting relationships.

Fair value hedge accounting

ING's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments due to movements in market interest rates. ING's approach to managing market risk, including interest rate risk, is discussed in 'Risk management –Market risk'. ING's exposure to interest rate risk is disclosed in paragraph 'Interest rate risk in banking book'.

ING Group designates specific non-contractual risk components of hedged items. This is usually determined by designating benchmark interest rates such as EURIBOR, SOFR, SONIA or TONAR, among others, because the fair value of a fixed-rate instrument varies directly in response to changes in its benchmark interest rate.

By using derivative financial instruments to hedge exposures to changes in interest rates, ING also exposes itself to credit risk of the derivative counterparty, which is not offset by the hedged item. ING minimises counterparty credit risk in derivative instruments by clearing most of the derivatives through Central Clearing Counterparties. In addition, ING only enters into transactions with high-quality counterparties and requires posting collateral.

ING applies fair value hedge accounting on micro level in which one hedged item is hedged with one or multiple hedging instruments as well as on macro level whereby a portfolio of items is hedged with multiple hedging instruments. For these macro hedges of interest rate risk, ING applies the EU 'carve-out'. The EU 'carve-out' for macro hedging enables a group of derivatives (or proportions) to be viewed in combination and jointly designated as the hedging instrument and removes some of the limitations in fair value hedge accounting relating to hedging core deposits and under-hedging strategies. In retail operations, exposure on retail funding (savings and current accounts) and retail lending (mortgages) is initially offset. The remaining exposure is hedged in a portfolio hedge, using the EU carve-out, in which a portion of the retail lending portfolio and core deposits are designated as a hedged item for hedge accounting purposes.

For portfolio hedges the fair value is projected based on contractual terms and other variables including prepayment expectations. These projected fair values of the portfolios form the basis for identifying the notional amount subject to interest rate risk that is designated under fair value hedge accounting.

Micro fair value hedge accounting is mainly applied on issued debt securities and purchased debt instruments for hedging interest rate risk.

Before fair value hedge accounting is applied, ING determines whether an economic relationship between the hedged item and the hedging instrument exists based on an evaluation of the quantitative characteristics of these items and the hedged risk that is supported by quantitative analysis. ING considers whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. ING evaluates whether the fair value of the hedged item and the hedging instrument respond similarly to similar risks. In addition, ING is mainly using regression analysis to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the fair value of the hedged item.

For the macro hedges of interest rate risk, ING follows a dynamic hedging strategy. This means that on a monthly basis, based on the new portfolio projection, the hedging relationship is renewed. From an operational point of view, the existing hedging relationship is adjusted based on the new portfolio projection and additional hedging instruments are added to the hedging relationship.

ING uses the following derivative financial instruments in a fair value hedge accounting relationship:

Gross carrying value of derivatives designated under fair value hedge accounting				
	Assets	Liabilities	Assets	Liabilities
in EUR million	**2025**	**2025**	**2024**	**2024**
As at 31 December				
Hedging instrument on interest rate risk				
– Interest rate swaps	26,279	19,625	26,963	24,107
– Other interest derivatives	213	13	207	23
Hedging instrument on FX rate risk				
– Cross currency swaps			12	3

The derivatives used for fair value hedge accounting are included in the statement of financial position line-item 'Financial assets at fair value through profit or loss – Non-trading derivatives' for EUR 578 million (2024: EUR 617 million) respectively 'Financial liabilities at fair value through profit or loss – Non-trading derivatives' EUR 54 million (2024: EUR 79 million). The difference between the gross carrying value as presented in the table and the net carrying value as presented in the statement of financial position is due to offsetting with other derivatives and collaterals paid or received.

For our main currencies the average fixed rate for interest rate swaps used in fair value hedge accounting are 1.85% (2024: 1.69%) for EUR and 4.43% (2024: 4.22%) for USD.

The following table shows the net notional amount of derivatives designated in fair value hedging, split into the maturity of the instruments. The net notional amounts presented in the table are a combination of payer (-) and receiver (+) swaps.

Maturity derivatives designated in fair value hedging									
in EUR million	Less than 1 month	1 to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
As at 31 December 2025									
Hedging instrument on interest rate risk									
– Interest rate swaps	4,133	304	17,551	-373	10,494	2,859	-2,524	-52,863	-20,419
– Other interest derivatives	-3	93	229	131	-303	184	212	260	803
As at 31 December 2024									
Hedging instrument on interest rate risk									
- Interest rate swaps	43	1,224	4,308	15,305	2,179	4,580	3,259	-51,039	-20,140
– Other interest derivatives	-4	29	182	248	91	-193	121	383	858
Hedging instrument on FX rate risk									
– Cross currency swaps	-142	-60	-98						-299

Gains and losses on derivatives designated under fair value hedge accounting are recognised in the statement of profit or loss. The effective portion of the fair value change on the hedged item is also recognised in the statement of profit or loss in 'Valuation results and net trading income'. As a result, only the net accounting ineffectiveness has an impact on the net result.

Hedged items included in a fair value hedging relationship

in EUR million	Carrying amount of the hedged items Assets	Carrying amount of the hedged items Liabilities	Accumulated amount of fair value hedge adjustment on the hedged item included in the carrying amount of the hedged item Assets	Accumulated amount of fair value hedge adjustment on the hedged item included in the carrying amount of the hedged item Liabilities	Change in fair value of the hedged item for measuring ineffectiveness for the period	Change in fair value hedging instruments for the period	Hedge ineffectiveness recognised in the statement of profit or loss gain (+) / loss (-)
As at 31 December 2025							
Interest rate risk and FX rate risk							
– Debt securities at fair value through other comprehensive income	44,165		n/a		-480		
– Loans at FVOCI			n/a				
– Loans and advances to customers	71,093		-7,441		-2,352		
– Debt instruments at amortised cost	20,695		-438		-284		
– Debt securities in issue		85,843		-2,127	-45		
– Subordinated loans		16,794		-327	-287		
– Customer deposits and other funds on deposit		10,040		-9	3		
– Discontinued hedges			1,444				
Total	**135,953**	**112,677**	**-6,435**	**-2,463**	**-3,445**	**3,481**	**36**
As at 31 December 2024							
Interest rate risk and FX rate risk							
– Debt securities at fair value through other comprehensive income	35,119		n/a		269		
– Loans at FVOCI			n/a		1		
– Loans and advances to customers	73,364		-5,177		1,771		
– Debt instruments at amortised cost	13,802		-179		49		
– Debt securities in issue		83,669		-2,234	-1,139		
– Subordinated loans		17,131		-665	-188		
– Customer deposits and other funds on deposit		29		-1	-14		
– Discontinued hedges			1,851	-5			
Total	**122,285**	**100,828**	**-3,505**	**-2,906**	**750**	**-766**	**-17**

During 2025, the interest rate movements significantly affected the fair value changes of both the derivatives and the hedged items designated in fair value hedges. However, no material hedging relationship was discontinued as a result of the interest rate movements in 2025. Refer to Note 22 'Valuation results and net trading income'.

In addition, the net increase in hedged items is mainly due to higher volumes in debt securities as well as the extension of the macro fair value hedge on core deposits in 2025. Discontinued hedges mainly relate to the transfer of derivatives from UK-based clearing houses to EU-based clearing houses related to Brexit in 2020.

The main sources of ineffectiveness are:
- differences in maturities of the hedged item(s) and hedging instrument(s);
- different interest rate curves applied to discount the hedged item(s) and hedging instrument(s);
- differences in timing of cash flows of the hedged item(s) and hedging instrument(s).

There were no other sources of significant ineffectiveness in these hedging relationships.

Cash flow hedge accounting

ING applies cash flow hedge accounting on a micro and macro level. ING's cash flow hedges mainly consist of interest rate swaps and cross-currency swaps that are used to protect against the exposure to variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities, based on contractual terms and other variables including estimates of prepayments. These projected cash flows form the basis for identifying the notional amount subject to interest rate risk or foreign currency exchange rate risk that is designated under cash flow hedge accounting.

ING's approach to manage market risk, including interest rate risk and foreign currency exchange rate risk, is discussed in 'Risk management – Market risk'. ING determines the amount of the exposures to which it applies hedge accounting by assessing the potential impact of changes in interest rates and foreign currency exchange rates on the future cash flows from its floating-rate assets and liabilities. This assessment is performed using analytical techniques.

As noted above for fair value hedges, by using derivative financial instruments to hedge exposures to changes in interest rates and foreign currency exchange rates, ING exposes itself to credit risk of the derivative counterparty, which is not offset by the hedged items. This exposure is managed similarly to that for fair value hedges.

Gains and losses on the effective portions of derivatives designated under cash flow hedge accounting are recognised in Other Comprehensive Income. Interest cash flows on these derivatives are recognised in the statement of profit or loss in 'Net interest income' consistent with the manner in which the forecasted cash flows affect the net result. The gains and losses on ineffective portions of such derivatives are recognised immediately in the statement of profit or loss in 'Valuation results and net trading income'.

ING determines an economic relationship between the cash flows of the hedged item and the hedging instrument based on an evaluation of the quantitative characteristics of these items and the hedged risk that is supported by quantitative analysis. ING considers whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. ING evaluates whether the cash flows of the hedged item and the hedging instrument respond similarly to the hedged risk, such as the benchmark interest rate of foreign currency. In addition, a regression analysis is performed to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the fair value of the hedged item.

ING uses the following derivative financial instruments in a cash flow hedge accounting relationship:

Gross carrying value of derivatives used for cash flow hedge accounting				
	Assets	Liabilities	Assets	Liabilities
in EUR million	**2025**	**2025**	**2024**	**2024**
As at 31 December				
Hedging instrument on interest rate risk				
– Interest rate swaps	9,414	10,066	10,635	12,814
Hedging instrument on FX rate risk				
– Cross currency swaps	1,042	139	472	339
Hedging instrument on combined interest and FX rate risk				
– Cross currency interest rate swaps	63			10

The derivatives used for cash flow hedge accounting are included in the statement of financial position line-item 'Financial assets at fair value through profit or loss – Non-trading derivatives' EUR 459 million (2024: EUR 158 million) respectively 'Financial liabilities at fair value through profit or loss – Non-trading derivatives' EUR 254 million (2024: EUR 573 million). The difference between the gross carrying value as presented in the table and the net carrying value as presented in the statement of financial position is due to offsetting with other derivatives and collaterals paid or received.

For the main currencies the average fixed rate for interest rate swaps used in cash flow hedge accounting are 1.81% (2024: 1.79%) for EUR, 4.27% (2024: 4.37%) for PLN, 3.85% (2024: 3.99%) for USD and 3.38% (2024: 3.29%) for AUD. The average currency exchange rates for cross currency interest rate swaps used in cash flow hedge accounting is for EUR/USD 0.97 (2024: 1.03) and for EUR/AUD 1.56 (2024: 1.52).

The following table shows the net notional amount of derivatives designated in cash flow hedging split into the maturity of the instruments. The net notional amounts presented in the table are a combination of payer (+) and receiver (-) swaps.

Maturity derivatives designated in cash flow hedging									
in EUR million	Less than 1 month	1 to 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
As at 31 December 2025									
Hedging instrument on interest rate risk									
– Interest rate swaps	-2,023	-3,542	-6,217	-15,357	-14,152	-4,549	-4,381	-11,676	-61,897
Hedging instrument on FX rate risk									
– Cross currency swaps	456	964	654	-1,271	-446	607	-601	-1,572	-1,210
Hedging instrument on combined interest and FX rate risk									
– Cross currency interest rate swaps				-1,246	-1,518				-2,765
As at 31 December 2024									
Hedging instrument on interest rate risk									
– Interest rate swaps	-1,805	-768	-10,590	-13,389	-10,551	-6,040	-4,522	-3,222	-50,886
Hedging instrument on FX rate risk									
– Cross currency swaps		-241	-972	122	-1,029	-262	-238	-999	-3,619
Hedging instrument on combined interest and FX rate risk									
– Cross currency interest rate swaps			-25		-1,283	-1,578			-2,887

The following table shows the cash flow hedge accounting impact on profit or loss and comprehensive income:

Cash flow hedging – impact of hedging instruments on the statement of profit or loss and other comprehensive income					
in EUR million	Change in value of hedged item used for calculating hedge ineffectiveness for the period	Carrying amount cash flow hedge reserve at the end of the reporting period[1]	Amount reclassified from CFH reserve to profit or loss[2]	Change in value of hedging instrument recognised in OCI for the period	Hedge ineffectiveness recognised in the statement of profit or loss, gain (+) / loss (-)
As at 31 December 2025					
Interest rate risk on:					
– Floating rate lending	-1,265	-1,157	536		
– Floating rate borrowing	289	-141	-146		
– Other					
– Discontinued hedges		-323	7		
Total interest rate risk	**-977**	**-1,619**	**397**	**602**	**7**
FX rate risk on:					
– Floating rate lending	-15	-58	-171		
– Floating rate borrowing	34	-4	-38		
– Other					
– Discontinued hedges			-1		
Total FX risk	**20**	**-62**	**-209**	**195**	**3**
Combined interest and FX rate risk on:					
– Floating rate lending	37	47	-39		
– Floating rate borrowing					
– Other					
– Discontinued hedges					
Total combined interest and FX risk	**37**	**47**	**-39**	**2**	**1**
Total cash flow hedge	**-920**	**-1,635**	**149**	**799**	**10**

Cash flow hedging – impact of hedging instruments on the statement of profit or loss and other comprehensive income					
in EUR million	Change in value of hedged item used for calculating hedge ineffectiveness for the period	Carrying amount cash flow hedge reserve at the end of the reporting period[1]	Amount reclassified from CFH reserve to profit or loss[2]	Change in value of hedging instrument recognised in OCI for the period	Hedge ineffective-ness recognised in the statement of profit or loss, gain (+) / loss (-)
As at 31 December 2024					
Interest rate risk on:					
– Floating rate lending	-668	-2,850	496		
– Floating rate borrowing	114	125	-425		
– Other	1	1			
– Discontinued hedges		89	-51		
Total interest rate risk	**-553**	**-2,635**	**20**	**526**	**39**
FX rate risk on:					
– Floating rate lending	-79	-55	-121		
– Floating rate borrowing	12	5	-37		
– Other					
– Discontinued hedges			-4		
Total FX risk	**-67**	**-51**	**-162**	**220**	**-3**
Combined interest and FX rate risk on:					
– Floating rate lending	70	72	-68		
– Floating rate borrowing					
– Other					
– Discontinued hedges					
Total combined interest and FX risk	**70**	**72**	**-68**	**-3**	**-2**
Total cash flow hedge	**-550**	**-2,614**	**-209**	**743**	**35**

1 The carrying amount is the gross amount, excluding tax adjustments.
2 The amounts are reclassified to Net interest income - interest income and/or expense on non-trading derivatives (hedge accounting).

In 2025, EUR -1 million was reclassified from CFH reserve to profit or loss for cash flows that are no longer expected to occur (2024: nil).

The increase in the carrying amount of the cash flow hedge reserve is driven by the interest rate movements. No material hedging relationship was discontinued as a result of the interest rate movements in 2025.

The main sources of ineffectiveness for cash flow hedges are:
- Differences in timing of cash flows of the hedged item(s) and hedging instrument(s); and
- Mismatches in reset frequency between hedged item and hedging instrument.

The following table shows the movement of the cash flow hedge reserve:

Movement cash flow hedge reserve		
in EUR million	2025	2024
Opening balance	-1,693	-2,058
Value changes recognised in OCI	799	743
Amounts recycled to profit or loss	149	-209
Income tax	-175	-140
Exchange rate and other changes	-12	-14
Adjustment for non controlling interest	-163	-14
Movement for the year	**597**	**365**
Ending balance	**-1,096**	**-1,693**

Hedges of net investments in foreign operations

A foreign currency exposure arises from a net investment in subsidiaries that have a different functional currency from the presentation currency of ING. The risk arises from the fluctuation in spot exchange rates between the functional currency of the subsidiaries and ING's presentation currency, which causes the amount of the net investment to vary in the consolidated financial statements of ING. This risk may have a significant impact on ING's financial statements. ING's policy is to hedge these exposures only when these are expected to have a significant impact on the regulatory capital ratios of ING and its subsidiaries.

ING's net investment hedges principally consist of derivatives (including currency forwards and swaps) and non-derivative financial instruments such as foreign currency denominated funding. When the hedging instrument is foreign currency-denominated debt, ING assesses effectiveness by comparing past changes in the carrying amount of the debt that are attributable to a change in the spot rate with past changes in the investment in the foreign operation due to movement in the spot rate (the offset method).

Gains and losses on the effective portions of derivatives designated under net investment hedge accounting are recognised in Other Comprehensive Income. The balance in equity is recognised in the statement of profit or loss when the related foreign subsidiary is disposed of. The gains and losses on ineffective portions are recognised immediately in the statement of profit or loss in 'Valuation results and net trading income'.

ING has the following derivative financial instruments used for net investment hedging:

Gross carrying value of derivatives used for net investment hedging				
	Assets	Liabilities	Assets	Liabilities
in EUR million	**2025**	**2025**	**2024**	**2024**
As at 31 December				
– FX forwards and Cross currency swaps	68	74	82	117

The derivatives used for net investment hedge accounting are included in the statement of financial position line-item 'Financial assets at fair value through profit or loss – Non-trading derivatives' EUR 68 million (2024: EUR 82 million) respectively 'Financial liabilities at fair value through profit or loss – Non trading derivatives' EUR 74 million (2024: EUR 117 million).

For ING's main currencies the average exchange rates used in net investment hedge accounting for 2025 are EUR/USD 1.12 (2024: 1.08), EUR/PLN 4.24 (2024: 4.31), EUR/AUD 1.75 (2024: 1.64) and EUR/THB 36.98 (2024: 38.00).

The following table shows the notional amount of derivatives designated in net investment hedging split into the maturity of the instruments:

Maturity derivatives designated in net investment hedging									
in EUR million	**Less than 1 month**	**1 to 3 months**	**3 to 12 months**	**1 to 2 years**	**2 to 3 years**	**3 to 4 years**	**4 to 5 years**	**>5 years**	**Total**
As at 31 December 2025									
– FX forwards and cross currency swaps	-6,683	-4,298	-86						-11,066
As at 31 December 2024									
– FX forwards and Cross currency swaps	-8,681	-4,158	-76						-12,916

The effect of the net investment hedge accounting in the statement of profit or loss and other comprehensive income is as follows:

Net investment hedge accounting – Impact on statement of profit or loss and other comprehensive income					
in EUR million	Change in value of hedged item used for calculating hedge ineffectiveness for the period	Carrying amount net investment hedge reserve at the end of the reporting period[1]	Hedged item affected statement of profit or loss	Change in value of hedging instrument recognised in OCI	Hedge ineffectiveness recognised in the statement of profit or loss, gain(+) / Loss(-)
As at 31 December 2025					
Investment in foreign operations	-816	488		816	
Discontinued hedges		535			
As at 31 December 2024					
Investment in foreign operations	295	-95		-295	
Discontinued hedges		302			

1 The carrying amount is the gross amount, excluding tax adjustments.

37 Assets by contractual maturity

Amounts presented by contractual maturity are the amounts as presented in the statement of financial position and are discounted cash flows. Reference is made to 'Risk Management – Funding and liquidity risk'.

Assets by contractual maturity							
in EUR million							
2025	Less than 1 month [1]	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	52,889						52,889
Loans and advances to banks	12,910	1,581	3,735	2,258	720		21,204
Financial assets at fair value through profit or loss							
– Trading assets	20,958	3,508	7,988	11,974	11,302		55,730
– Non-trading derivatives	160	62	185	517	732		1,657
– Mandatorily at fair value through profit or loss	31,075	14,907	14,182	9,967	1,881	310	72,322
– Designated as at fair value through profit or loss	14	233	383	1,698	1,120		3,448
Financial assets at fair value through other comprehensive income							
– Equity securities						2,607	2,607
– Debt securities	135	628	1,136	23,026	25,892		50,817
– Loans and advances	321	569	654	1,056	639		3,238
Securities at amortised cost	1,714	1,932	5,629	24,150	20,442		53,867
Loans and advances to customers	61,904	23,768	62,643	235,586	337,804		721,705
Other assets [2]	5,583	363	1,463	1,119	1,331	5,060	14,921
Total assets	**187,664**	**47,551**	**97,998**	**311,350**	**401,863**	**7,977**	**1,054,405**
2024							
Cash and balances with central banks	70,353						70,353
Loans and advances to banks	16,826	1,254	1,322	1,759	610		21,770
Financial assets at fair value through profit or loss							
– Trading assets	22,154	8,044	14,501	16,006	12,192		72,897
– Non-trading derivatives	602	368	465	356	672		2,463
– Mandatorily at fair value through profit or loss	30,002	11,263	7,222	5,931	1,835	228	56,481
– Designated as at fair value through profit or loss	145	198	1,070	2,110	2,217		5,740
Financial assets at fair value through other comprehensive income							
– Equity securities						2,562	2,562
– Debt securities	365	456	2,027	18,064	21,307		42,219
– Loans and advances	2	4	94	871	637		1,608
Securities at amortised cost	2,075	2,646	5,729	22,838	16,985		50,273
Loans and advances to customers	53,672	26,456	61,544	216,035	322,526		680,233
Other assets [2]	5,488	590	1,058	697	1,107	5,006	13,946
Total assets	**201,683**	**51,279**	**95,030**	**284,666**	**380,089**	**7,796**	**1,020,545**

[1] Includes assets on demand.
[2] Includes assets such as current and deferred tax assets as presented in the consolidated statement of the financial position. Additionally, assets are included in that position where maturities are not applicable such as property and equipment and investments in associates and joint ventures. Due to their nature, non-financial assets consist mainly of assets expected to be recovered after more than 12 months.

38 Liabilities and off-balance sheet commitments by maturity

The tables below include all liabilities and off-balance sheet commitments by maturity, based on contractual, undiscounted cash flows. These balances are included in the maturity analysis as follows:

- Perpetual liabilities are included in the column 'Maturity not applicable'.
- Derivative liabilities are included on a net basis if cash flows are settled net. For other derivative liabilities the contractual gross cash flow payable is included.
- Undiscounted future coupon interest on financial liabilities payable is included in a separate line and in the relevant maturity bucket.
- Non-financial liabilities are included based on a breakdown of the amounts per statement of financial position, per expected maturity.
- Loans and other credit-related commitments are classified on the basis of the earliest date they can be drawn down.

ING Group's expected cash flows on some financial liabilities vary significantly from contractual cash flows. Principal differences are in demand deposits from customers that are expected to remain stable or increase and in unrecognised loan commitments that are not all expected to be drawn down immediately. Reference is made to the liquidity risk paragraph in 'Risk Management – Funding and liquidity risk' for a description on how liquidity risk is managed.

Liabilities and off-balance sheet commitments by maturity

in EUR million

2025	Less than 1 month [1]	1–3 months	3–12 months	1–5 years	Over 5 years	Maturity not applicable	Adjustment [2]	Total
Deposits from banks	10,303	2,433	2,392	1,737	1,617		34	18,517
Customer deposits	649,785	26,346	37,769	3,618	2,049		1,799	721,367
Financial liabilities at fair value through profit or loss								
– Other trading liabilities	704	48	110	1,028	610		247	2,745
– Trading derivatives	2,509	2,290	4,604	7,508	2,459		1,311	20,681
– Non-trading derivatives	170	199	229	304	128		309	1,338
– Designated at fair value through profit or loss	39,279	6,980	937	4,112	4,560	36	-136	55,768
Debt securities in issue	3,300	18,814	40,682	55,199	34,522		-1,285	151,231
Subordinated loans					10,612	7,627	-140	18,100
Lease liabilities	15	34	172	574	304		-50	1,050
Financial liabilities	**706,066**	**57,144**	**86,894**	**74,079**	**56,862**	**7,663**	**2,088**	**990,797**
Other liabilities [3]	7,790	843	2,980	490	553			12,656
Total liabilities	**713,856**	**57,986**	**89,874**	**74,569**	**57,415**	**7,663**	**2,088**	**1,003,452**
Coupon interest due on financial liabilities	1,914	1,358	4,334	10,400	7,275	474		25,754
Commitments:								
– Guarantees	28,690				552			29,242
– Irrevocable letters of credit	15,230							15,230
Guarantees issued by ING Groep N.V.	185							185
Irrevocable facilities	200,000	39	6	77	76			200,198
	244,105	**39**	**6**	**629**	**76**			**244,855**

[1] Includes liabilities on demand.
[2] This column reconciles the contractual undiscounted cash flows on financial liabilities to the statement of financial position values. The adjustments mainly relate to the impact of discounting and fair value hedge adjustments, and for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
[3] Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position.

Liabilities and off-balance sheet commitments by maturity

in EUR million

2024	Less than 1 month [1]	1–3 month	3–12 months	1–5 years	Over 5 years	Maturity not applicable	Adjustment [2]	Total
Deposits from banks	9,104	1,367	2,085	1,637	2,484		47	16,723
Customer deposits	610,184	23,312	49,284	4,448	2,081		2,352	691,661
Financial liabilities at fair value through profit or loss								
– Other trading liabilities	5,790	230	313	1,325	1,465		-34	9,089
– Trading derivatives	2,631	2,367	3,730	7,641	5,499		4,298	26,166
– Non-trading derivatives	419	57	-36	711	149		801	2,101
– Designated at fair value through profit or loss	32,644	5,842	1,798	5,097	4,367	34	-239	49,543
Debt securities in issue	1,949	18,610	33,037	55,221	34,857		-1,307	142,367
Subordinated loans					9,962	8,415	-499	17,878
Lease liabilities	20	44	162	607	328		-45	1,116
Financial liabilities	**662,741**	**51,829**	**90,375**	**76,688**	**61,191**	**8,448**	**5,374**	**956,646**
Other liabilities [3]	7,718	530	3,371	502	470			12,591
Total liabilities	**670,459**	**52,359**	**93,745**	**77,190**	**61,661**	**8,448**	**5,374**	**969,236**
Coupon interest due on financial liabilities	2,284	1,603	5,903	10,191	8,137	514		28,632
Commitments:								
– Guarantees	26,355			3	550			26,908
– Irrevocable letters of credit	16,388							16,388
Guarantees issued by ING Groep N.V.	210							210
Irrevocable facilities	175,000	9	15	143	56			175,222
	217,953	**9**	**15**	**146**	**606**			**218,728**

[1] Includes liabilities on demand.
[2] This column reconciles the contractual undiscounted cash flows on financial liabilities to the statement of financial position values. The adjustments mainly relate to the impact of discounting and fair value hedge adjustments, and for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
[3] Includes Other liabilities, Current and deferred tax liabilities, and Provisions as presented in the Consolidated statement of financial position.

39 Transfer of financial assets, assets pledged and received as collateral

Financial assets pledged as collateral

The financial assets pledged as collateral consist primarily of mortgages pledged to secure covered bonds and securitisations, deposits from the Dutch Central Bank and other banks, as well as debt and equity securities used in securities lending or sale and repurchase transactions. They serve to secure margin accounts and are used for other purposes required by law. Pledges are generally conducted under terms that are usual and customary for collateralised transactions including standard sale and repurchase agreements, securities lending and borrowing and derivatives margining. The financial assets pledged are as follows:

Financial assets pledged as collateral		
in EUR million	2025	2024
Banks		
– Cash and balances with central banks	499	397
– Loans and advances to banks	2,672	2,211
Financial assets at fair value through profit or loss	20,561	28,905
Financial assets at fair value through OCI	1,519	3,037
Securities at amortised cost	3,339	3,184
Loans and advances to customers	71,321	67,706
Other assets	479	503
	100,392	**105,944**

In some jurisdictions ING Bank N.V. has an obligation to maintain a reserve with central banks. As at 31 December 2025, the minimum mandatory reserve deposits with various central banks amount to EUR 11,925 million (2024: EUR 11,648 million).

Financial assets received as collateral

The financial assets received as collateral that can be sold or repledged in absence of default by the owner of the collateral consists of securities obtained through reverse repurchase transactions and securities borrowing transactions.

These transactions are generally conducted under standard market terms for most repurchase transactions and the recipient of the collateral has an unrestricted right to sell or repledge it, provided that the collateral (or equivalent collateral) is returned to the counterparty at term.

Financial assets received as collateral		
in EUR million	2025	2024
Total received collateral available for sale or repledge at fair value		
– equity securities	21,494	22,815
– debt securities	144,257	140,285
of which sold or repledged at fair value		
– equity securities	16,018	12,024
– debt securities	98,422	90,708

Transfer of financial assets

The majority of ING's financial assets that have been transferred, but do not qualify for derecognition, are debt and equity instruments used in securities lending or sale and repurchase transactions. These transferred financial assets remain recognized on the balance sheet as ING retains substantially all the risk and rewards of ownership and remains exposed to the changes in the fair value of the assets.

Transfer of financial assets not qualifying for derecognition								
	Securities lending				Sale and repurchase			
	Equity		Debt		Equity		Debt	
in EUR million	2025	2024	2025	2024	2025	2024	2025	2024
Transferred assets at carrying amount								
Financial assets at fair value through profit or loss	4,163	4,141	3	3	5,929	7,273	9,687	16,929
Financial assets at fair value through other comprehensive income			314	603			886	1,956
Securities at amortised cost			399	635			989	819
Associated liabilities at carrying amount[1]								
Financial liabilities at fair value through profit or loss	n/a	n/a	n/a	n/a	5,398	7,005	6,684	11,901

[1] The table includes the associated liabilities which are reported after offsetting, compared to the gross positions of the encumbered assets.

The table above does not include assets transferred to consolidated securitisation entities as the related assets remain recognised in the consolidated statement of financial position. Transferred financial assets that are derecognised in their entirety are mentioned in Note 44 'Structured entities'.

ING Group Annual Report 2025   Contents   ING at a glance   Strategy, business model and value creation   Our financial performance   Our leadership and corporate governance   Sustainability statement   Capital Management   Risk Management   **Consolidated financial statements**   Parent company financial statements   Other information and appendices   **303**

40 Offsetting financial assets and liabilities

The following tables include information about rights to offset and the related arrangements. The amounts included consist of all recognised financial instruments that are presented net in the statement of financial position under the IFRS netting criteria (legal right to offset and intention to settle net or to realise the asset and settle the liability simultaneously) and amounts presented gross in the statement of financial position but subject to enforceable master netting arrangements or similar arrangements.

At ING Group, amounts that are offset mainly relate to derivatives transactions, sale and repurchase agreements, securities lending agreements and cash pooling arrangements. A significant portion of offsetting is applied to OTC derivatives which are cleared through central clearing parties.

Related amounts not offset in the statement of financial position include transactions where:
- The counterparty has an offsetting exposure and a master netting or similar arrangement is in place with a right to offset only in the event of default, insolvency or bankruptcy, or the offsetting criteria are otherwise not satisfied; and
- In the case of derivatives and securities lending or sale and repurchase agreements, cash and non-cash collateral has been received or pledged to cover net exposure in the event of a default or other predetermined events. The effect of Over-collateralization is excluded.

The net amounts resulting after offsetting are not intended to represent ING's actual exposure to counterparty risk, as risk management employs a number of credit risk mitigation strategies in addition to netting and collateral arrangements. Reference is made to the Risk Management Credit risk section 'Credit risk mitigation'.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

in EUR million 2025		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount	Amounts not subject to enforceable netting arrangements	Statement of financial position total [1]
Statement of financial position line item	Financial instrument				Financial instruments	Cash and financial instruments received as collateral			
Loans and advances to banks [2]	Reverse repurchase, securities borrowing and similar agreements	4,964	-77	4,886		4,859	27	1,949	6,836
		4,964	**-77**	**4,886**		**4,859**	**27**	**1,949**	**6,836**
Financial assets at fair value through profit or loss									
Trading and Non-trading	Reverse repurchase, securities borrowing and similar agreements	102,179	-48,514	53,665	26	53,507	132	16,378	70,044
	Derivatives [3]	81,453	-59,208	22,245	10,755	3,068	8,421	3,758	26,003
		183,632	**-107,722**	**75,910**	**10,782**	**56,575**	**8,553**	**20,136**	**96,047**
Loans and advances to customers [4]	Reverse repurchase, securities borrowing and similar agreements	3,247	-32	3,215		3,205	9	652	3,866
	Cash pools	211,791	-209,568	2,222	37	1,847	338		2,222
		215,038	**-209,601**	**5,437**	**37**	**5,052**	**347**	**652**	**6,089**
Other items where offsetting is applied in the statement of financial position [5]		742	-657	85	45		39		85
Total financial assets		**404,375**	**-318,057**	**86,318**	**10,864**	**66,487**	**8,967**	**22,738**	**109,056**

[1] 'The statement of financial position total' is the sum of 'Net amounts of financial assets presented in the statement of financial position' and 'Amounts not subject to enforceable master netting arrangements'.
[2] At 31 December 2025, the total amount of 'Loans and advances to banks' excluding repurchase agreements is EUR 14,368 million which is not subject to offsetting.
[3] Derivative assets and derivative liabilities include certain exchange traded future and option positions with the same underlying.
[4] At 31 December 2025, the total amount of 'Loans and advances to customers' excluding repurchase agreements is EUR 717,839 million of which the net cash pool position of EUR 2,222 million is subject to offsetting.
[5] Other items include amounts to be settled with Central Clearing Counterparties regarding derivatives transactions and is included in 'Other Assets – Amounts to be settled' for EUR 4,076 million in the statement of financial position, of which EUR 85 million is subject to offsetting as at 31 December 2025.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

in EUR million 2024		Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount	Amounts not subject to enforceable netting arrangements	Statement of financial position total [1]
Statement of financial position line item	Financial instrument				Financial instruments	Cash and financial instruments received as collateral			
Loans and advances to banks [2]	Reverse repurchase, securities borrowing and similar agreements	3,752	-31	3,721		3,683	38	7,057	10,777
		3,752	**-31**	**3,721**		**3,683**	**38**	**7,057**	**10,777**
Financial assets at fair value through profit or loss									
Trading and Non-trading	Reverse repurchase, securities borrowing and similar agreements	98,679	-49,365	49,315	219	48,676	420	16,112	65,426
	Derivatives	93,034	-66,877	26,157	17,598	3,643	4,916	6,111	32,268
		191,713	**-116,241**	**75,472**	**17,818**	**52,319**	**5,336**	**22,222**	**97,694**
Loans and advances to customers [3]	Reverse repurchase, securities borrowing and similar agreements	4,444	-1,216	3,228		3,191	37	243	3,471
	Cash pools	237,248	-234,838	2,410	65	1,730	615		2,410
		241,691	**-236,053**	**5,638**	**65**	**4,921**	**652**	**243**	**5,881**
Other items where offsetting is applied in the statement of financial position [4]		6,666	-6,284	382	79		303		382
Total financial assets		**443,822**	**-358,609**	**85,213**	**17,962**	**60,922**	**6,329**	**29,522**	**114,735**

[1] 'The statement of financial position total' is the sum of 'Net amounts of financial assets presented in the statement of financial position' and 'Amounts not subject to enforceable master netting arrangements'.
[2] At 31 December 2024, the total amount of 'Loans and advances to banks' excluding repurchase agreements is EUR 10,992 million which is not subject to offsetting.
[3] Derivative assets and derivative liabilities include certain exchange traded future and option positions with the same underlying.
[4] At 31 December 2024, the total amount of 'Loans and advances to customers' excluding repurchase agreements is EUR 676,762 million of which the net cash pool position of EUR 2,410 million is subject to offsetting.
[5] Other items include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in 'Other Assets – Amounts to be settled' for EUR 3,550 million in the statement of financial position, of which EUR 382 million is subject to offsetting as at 31 December 2024.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

in EUR million 2025		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount	Amounts not subject to enforceable netting arrangements	Statement of financial position total [1]
Statement of financial position line item	Financial instrument				Financial instruments	Cash and financial instruments pledged as collateral			
Deposits from banks [2]	Repurchase, securities lending and similar agreements	79	-77	1			1	329	330
	Other	287	-287						
		366	**-365**	**1**			**1**	**329**	**330**
Customer deposits [4]	Repurchase, securities lending and similar agreements	32	-32					182	182
	Cash pools	228,013	-209,568	18,445	8		18,437		18,445
		228,045	**-209,601**	**18,445**	**8**		**18,437**	**182**	**18,627**
Financial liabilities at fair value through profit or loss									
Trading and Non-trading	Repurchase, securities lending and similar agreements	84,997	-48,514	36,483	26	36,520	-63	9,760	46,243
	Derivatives [3]	71,427	-53,882	17,545	10,783	3,409	3,353	4,474	22,019
		156,424	**-102,395**	**54,028**	**10,809**	**39,929**	**3,291**	**14,234**	**68,262**
Other items where offsetting is applied in the statement of financial position [5]		**5,742**	**-5,697**	**45**	**45**				**45**
Total financial liabilities		**390,577**	**-318,057**	**72,520**	**10,862**	**39,929**	**21,729**	**14,745**	**87,265**

[1] 'The statement of financial position total' is the sum of 'Net amounts of financial liabilities presented in the statement of financial position' and 'Amounts not subject to enforceable master netting arrangements'.
[2] At 31 December 2025, the total amount of 'Deposits from banks' excluding repurchase agreements is EUR 18,186 million of which EUR 0 million is subject to offsetting.
[3] Derivative assets and derivative liabilities include certain exchange traded future and option positions with the same underlying.
[4] At 31 December 2025, the total amount of 'Customers deposits' excluding repurchase agreements is EUR 721,185 million of which the net cash pool position of EUR 18,445 million is subject to offsetting.
[5] Other items include amounts to be settled with Central Clearing Counterparties regarding derivatives transactions and is included in 'Other Liabilities – Amounts to be settled' for EUR 4,188 million in the statement of financial position, of which EUR 45 million is subject to offsetting as at 31 December 2025.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

in EUR million 2024		Gross amounts of recognised financial liabilities	Gross amounts of recognised financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position: Financial instruments	Related amounts not offset in the statement of financial position: Cash and financial instruments pledged as collateral	Net amount	Amounts not subject to enforceable netting arrangements	Statement of financial position total [1]
Statement of financial position line item	**Financial instrument**								
Deposits from banks [2]	Repurchase, securities lending and similar agreements	64	-31	33		33			33
	Other	62	-62						
		126	**-93**	**33**		**33**			**33**
Customer deposits [3]	Repurchase, securities lending and similar agreements	1,214	-1,214					1	1
	Cash pools	251,655	-234,838	16,817	21		16,796		16,817
		252,868	**-236,052**	**16,817**	**21**		**16,796**	**1**	**16,818**
Financial liabilities at fair value through profit or loss									
Trading and Non-trading	Repurchase, securities lending and similar agreements	81,384	-49,365	32,019	219	31,669	130	11,671	43,689
	Derivatives	89,386	-67,731	21,655	17,639	2,745	1,272	6,612	28,267
		170,769	**-117,095**	**53,674**	**17,859**	**34,414**	**1,402**	**18,283**	**71,956**
Other items where offsetting is applied in the statement of financial position [4]		**5,609**	**-5,368**	**242**	**83**		**159**		**242**
Total financial liabilities		**429,373**	**-358,608**	**70,765**	**17,962**	**34,447**	**18,357**	**18,283**	**89,049**

1 'The statement of financial position total' is the sum of 'Net amounts of financial liabilities presented in the statement of financial position' and 'Amounts not subject to enforceable master netting arrangements'.
2 At 31 December 2024, the total amount of 'Deposits from banks' excluding repurchase agreements is EUR 16,690 million of which EUR 0 million is subject to offsetting.
3 Derivative assets and derivative liabilities include certain exchange traded future and option positions with the same underlying.
4 At 31 December 2024, the total amount of 'Customers deposits' excluding repurchase agreements is EUR 691,660 million of which the net cash pool position of EUR 16,817 million is subject to offsetting.
5 Other items include amounts to be settled with Central Clearing Counterparties regarding securities and derivatives transactions and is included in 'Other Liabilities – Amounts to be settled' for EUR 4,290 million in the statement of financial position, of which EUR 242 million is subject to offsetting as at 31 December 2024.

41 Commitments

In the normal course of business, ING Group is party to activities where risks are not reflected in whole or in part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

Commitments		
in EUR million	2025	2024
– Guarantees	29,242	26,908
– Irrevocable letters of credit	15,230	16,388
	44,472	**43,296**
Guarantees issued by ING Groep N.V.	185	210
Irrevocable facilities	200,198	175,222
	244,855	**218,728**

Guarantees relate both to credit and non-credit substitute guarantees. Credit substitute guarantees are guarantees given by ING Group in respect of credit granted to customers by a third party. Many of them are expected to expire without being drawn on and therefore do not necessarily represent future cash outflows.

Irrevocable letters of credit mainly secure payments to third parties for a customer's foreign and domestic trade transactions in order to finance a shipment of goods. ING Group's credit risk in these transactions is limited since these transactions are collateralised by the commodity shipped and are of a short duration.

Irrevocable facilities mainly constitute unused portions of irrevocable credit facilities granted to corporate clients. Many of these facilities are for a fixed duration and bear interest at a floating rate. ING Group's credit risk and interest rate risk in these transactions is limited. The unused portion of irrevocable credit facilities is partly secured by customers' assets or counter-guarantees by the central governments and other public sector entities under the regulatory requirements. Irrevocable facilities also include commitments made to purchase securities to be issued by governments and private issuers. In addition, irrevocable facilities includes certain revocable facilities where the ability to withdraw such facilities is constrained in practice, and cancellation typically occurs only after a significant increase in credit risk, these commitments are treated as "in substance irrevocable" and are therefore included within the scope of the IFRS 9 impairment requirements.

As at 31 December 2025, ING Groep N.V. guarantees various US dollar debentures (that mature on 2026 and 2036) which were issued by a subsidiary of Voya Financial Inc. In accordance with the Shareholder's agreement, the net exposure of ING Groep N.V. as at 31 December 2025 and as at 31 December 2024 was nil , as the outstanding principal amount of the US dollar debentures was fully covered with collateral of EUR 196 million (2024: EUR 219 million) pledged by Voya Financial Inc.

ING uses Irrevocable Payment Commitments (IPCs) for a part of its contributions to the Single Resolution Fund (SRF). ING Group has EUR 346 million of IPCs outstanding to the SRF as at 31 December 2025 (31 December 2024: EUR 346 million). No IPCs were provided to the SRF during 2025 (2024: nil). No IPCs were called by the SRF in 2025 (2024: nil). Cash collateral provided to the SRF is equal to the outstanding amount of IPCs.

ING also uses IPCs for a part of its contributions to the Deposit Guarantee Scheme in Germany. IPCs amount to EUR 322 million as at 31 December 2025 (31 December 2024: EUR 309 million). Of these, EUR 13 million of IPCs were provided to the DGS during 2025 (2024: EUR 35 million). No IPCs were called by the DGS in 2025 (2024: nil). ING posted government bonds as collateral for the total nominal amount of EUR 336 million as at 31 December 2025 (31 December 2024: EUR 336 million).

In addition to the items included in commitments, ING Group has issued certain guarantees as a participant in collective arrangements of national banking funds and as a participant in required collective guarantee schemes which apply in different countries.

ING Bank N.V. provided a guarantee to the German Deposit Guarantee Fund ('Einlagensicherungsfonds' or ESF) under section 5 (10) of the by-laws of this fund, where ING Bank N.V. indemnifies the Association of German Banks Berlin against any losses it might incur as result of actions taken with respect to ING Germany. The ESF is a voluntary collective guarantee scheme for retail savings and deposits in excess of EUR 100,000.

42 Legal proceedings

ING Group and its consolidated subsidiaries are involved in governmental, regulatory, arbitration and legal proceedings and investigations in the Netherlands and in a number of foreign jurisdictions, including the U.S., involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened governmental, regulatory, arbitration and legal proceedings and investigations, ING is of the opinion that the proceedings and investigations set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of ING and/or ING and its consolidated subsidiaries.

Settlement agreement: On 4 September 2018, ING announced that it had entered into a settlement agreement with the Dutch Public Prosecution Service relating to previously disclosed investigations regarding various requirements for client on-boarding and the prevention of money laundering and corrupt practices. Following the entry into the settlement agreement, ING has experienced heightened scrutiny from authorities in various countries. ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement. Certain parties filed requests with the Court of Appeal in The Netherlands to reconsider the prosecutor's decision to enter into the settlement agreement with ING and not to prosecute ING or (former) ING employees. In December 2020, the Court of Appeal issued its final ruling. In this ruling the prosecutors' decision to enter into the settlement agreement with ING was upheld, making the settlement final. However, in a separate ruling, the Court ordered the prosecution of ING's former CEO. In December 2025, the Court decided that ING's former CEO does not have to be prosecuted. This case is now closed.

Litigation by investors: In February and March 2024, ING and certain (former) board members were served with a writ of summons for litigation in The Netherlands on behalf of investors who claim to have suffered financial losses in connection with ING's disclosures on historic shortcomings in its financial economic crime policies, related risk management and control systems, the investigation by and settlement with the Dutch authorities in 2018 and related risks for ING. ING does not agree with the allegations and will defend itself against these and the claimed damages of EUR 587 million. In February 2025, ING and the (former) board members filed their statement of defence against the allegations and in November 2025, the court rejected all claims by the investors. In February 2026, the investors filed an appeal against this decision of the court. Separately, but relating to the same matters, in July 2024 another group of investors claiming to have suffered financial losses requested disclosure of certain ING documents and to question witnesses. The court issued a decision on the request in May 2025 where it rejected the entirety of the request made by these investors. These investors may decide to pursue further legal action. ING follows IFRS rules for taking legal provisions and would disclose material amounts in this regard if and when applicable - which currently is not the case.

Findings regarding AML processes: As previously disclosed, after its September 2018 settlement with Dutch authorities concerning anti-money laundering matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING's internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. ING intends to continue to work in close cooperation with authorities as it seeks to improve its management of non-financial risks in terms of policies, tooling, monitoring, governance, knowledge and behaviour.

In January 2022, a Luxembourg investigating judge informed ING Luxembourg that he intends to instruct the relevant prosecutor to prepare a criminal indictment regarding alleged shortcomings in the AML process at ING Luxembourg. In November 2024, a Luxembourg Court decided to refer the case to the 'Tribunal Correctionnel' for alleged shortcomings in a limited number of individual client files. ING Luxembourg filed an appeal against this procedural decision. In December 2025, the Court of Appeal upheld the first decision without making any substantive changes, as a result of which the case can now be heard before the Tribunal Correctionnel. It is currently not possible to determine how this matter will be resolved or the timing of any such resolution, ING does not expect the outcome of this matter to have a material financial effect.

ING continues to take steps to enhance its management of compliance risks and embed stronger awareness across the whole organisation. These steps are part of the global KYC programme and set of initiatives, which includes enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, knowledge and behaviour.

Tax cases: Because of the geographic spread of its business, ING may be subject to tax audits, investigations and procedures in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits, investigations and procedures is uncertain and may result in liabilities which are materially different from the amounts recognised.

Litigation regarding products of a former subsidiary in Mexico: Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico.

Claims regarding accounts with predecessors of ING Bank Türkiye: ING Bank Türkiye has received numerous claims from (former) customers of legal predecessors of ING Bank Türkiye. The claims are based on offshore accounts held with these banks, which banks were seized by the Savings Deposit Insurance Fund ("SDIF") prior to the acquisition of ING Bank Türkiye in 2007 from OYAK. Pursuant to the acquisition contract, ING Bank Türkiye can claim compensation from SDIF if a court orders ING Bank Türkiye to pay amounts to the offshore account holders. SDIF has made payments to ING Bank Türkiye pursuant to such compensation requests, but filed various lawsuits to receive those amounts back. In April 2022, the Turkish Supreme Court decided that the prescription period for the offshore account holders' compensation claims starts on the transfer date of the account holders to the offshore accounts.

In 2024 SDIF initiated enforcement procedures against ING Bank Türkiye, based on the decision in April 2022 by the Turkish Supreme Court referred to above. SDIF alleges that this decision means that ING Bank Türkiye has to return certain payments made by SDIF regarding the offshore depositors' receivables cases, as the statute of limitations had already expired.

Additionally, ING Bank Türkiye has initiated enforcement proceedings against SDIF regarding accumulated receivables that SDIF has either partially or completely failed to pay.

As of February 2026, four lawsuits have been finalized in favour of ING Bank Türkiye with the Turkish Supreme Court's verdict, which are likely to be precedent decisions for the other files. At this moment it is not possible to assess the outcome of these procedures nor to provide an estimate of the (potential) financial effect of these claims.

Mortgage expenses claims: ING Spain has received claims and is involved in procedures with customers regarding reimbursement of expenses associated with the formalisation of mortgages. In most first instance court proceedings the expense clause of the relevant mortgage contract has been declared null and ING Spain has been ordered to reimburse all or part of the applicable expenses. Since 2018, the Spanish Supreme Court and the European Court of Justice ("CJEU") have issued rulings setting out which party should bear notary, registration, agency, and stamp duty costs. In January 2021, the Spanish Supreme Court ruled that valuation costs of mortgages, signed prior to 16 June 2019, the date the new mortgage law entered into force, should be borne by the bank. Media attention for the statute of limitations applicable to the right to claim reimbursement of costs resulted in an increased number of claims at the beginning of 2021. In June 2021, the Spanish Supreme Court published a press release stating its decision to ask the CJEU for a preliminary ruling regarding the criteria that should be applied to determine the date from which the action for claiming the reimbursement of mortgage expenses is considered to be expired. In January 2024, the CJEU ruled that the limitation period for the judicial claim for reimbursement of expenses cannot begin to run from a Supreme Court decision declaring the clause null and void, nor from the moment of the payment of the expenses. The CJEU indicated that it is up to national case-law to determine the criterion that should be applied for the calculation of the limitation period. In April 2024, the CJEU ruled that it was not against European Union laws that the period of prescription began to be calculated from the moment the clause was declared null. Following the CJEU approach, on 14 June 2024 the Spanish Supreme Court issued its final decision stating in short that the 5-year period to claim the reimbursement of costs can only begin from the date each individual clause is declared null by a judge. The Spanish Supreme Court also leaves a

small door open for banks in case they can demonstrate that a specific individual indeed had knowledge of the unfairness of the clause before that moment. ING has adapted its strategy to the latest developments.

ING Spain was also included, together with other Spanish banks, in three class actions filed by customer associations. In one of the class actions an agreement was reached with the association. In another class action the association withdrew from the proceedings. With respect to the third class action, ING filed an appeal asking the Spanish Court of Appeal to determine that the ruling of the court of first instance is only applicable to the consumers that were part of the case. The National Court has revoked the ruling and declared that the consumers will not be able to initiate an action for compensation based on the first instance ruling, as the claimant association intended. This last decision is not yet final, as it has been appealed in the Supreme Court.

A provision has been established in the past and has been adjusted where appropriate.

Claims regarding mortgage loans in Swiss franc in Poland: ING Poland is a defendant in several lawsuits with retail customers who took out mortgage loans indexed to the Swiss franc. Such customers have alleged that the mortgage loan contract contains abusive clauses. One element that the court is expected to consider in determining whether such contracts contain abusive clauses is whether the rules to determine the exchange rate used for the conversion of the loan from Polish zloty to Swiss franc are unambiguous and verifiable. In December 2020, the Polish Financial Supervision Authority (PFSA) proposed that lenders offer borrowers voluntary out-of-court settlements on foreign-currency mortgage disputes, with mortgages indexed to Swiss franc serving as a reference point. In February 2021, ING Poland announced its support for this initiative and in October 2021 began offering the settlements to the borrowers following the PFSA's proposal. In October 2022, a hearing of the CJEU was held inter alia on the question whether, after cancellation of a contract regarding a Swiss franc loan by a court, banks may still charge interest for the amount borrowed under such loan prior to cancellation.

In June 2023, the CJEU issued a ruling. It ruled that under EU law when a loan agreement indexed to the Swiss franc is declared null and void, banks cannot claim any remuneration (i.e. interest) for the duration the principal amount was available to the customer. The customer, however, may assert claims against banks in addition to reimbursement of interest and installments previously paid to the bank. In September and December 2023, the CJEU issued rulings providing further clarity on the limitation period and about the question of when a contract clause can be considered unfair. In April 2024, the Polish Supreme Court issued a ruling stating that if it is impossible to establish a binding foreign currency exchange rate for the parties in the indexed or denominated loan agreement, the agreement is also not binding in other respects. ING has recorded a portfolio provision. In October and November 2024, seven new preliminary questions were referred to the CJEU which focus on the claims of banks in a situation of annulment of a credit agreement.

In June 2025, the CJEU issued a judgement in one of the Polish cases concerning banks' capital recovery after invalidation of the mortgage Swiss franc loan agreement. The verdict was passed in the case brought by a bank.

The CJEU questioned the compliance with European Union law of the so-called two-claims theory, which has so far been widely used in Polish jurisprudence. It was based on the assumption that each party of the invalidated contract has its own claim. A consumer is entitled to ask for all the installments paid to the bank, and a bank is entitled to ask for the capital (in two separate civil proceedings). CJEU said that this approach is against EU law. Both claims should be taken into consideration in one proceeding. A bank is entitled to ask only for the result of subtraction of its claim and a claim of a consumer (the balance theory). Despite this CJEU ruling, the majority of Polish courts continues issuing judgments in accordance with two-claims theory.

Since September 2025, ING Poland has seen an increase in the number of settlements.

In January 2026, the CJEU issued a judgement confirming that it is permissible to settle both parties' claims in a Swiss franc dispute within a single proceeding by way of set off. The CJEU found that banks may raise the defence of set-off even if the invalidity of the contract is disputed. The CJEU pointed out that if the bank were deprived of the possibility of raising a set-off defence against the consumer, his right to effective judicial protection would be disproportionately infringed. Although the judgment is generally favorable to banks, certain theses contained in the judgment may result in an approach to calculating interest that is unfavorable for banks. At this point, however, it is unclear how the courts will approach the application of this ruling. This requires observation.

Certain Consumer Credit Products: In October 2021, ING announced that it would offer compensation to its Dutch retail customers in connection with certain revolving consumer loans with variable interest rates that allegedly did not sufficiently follow market rates. This announcement was made in response to several rulings by the Dutch Institute for Financial Disputes (Kifid) regarding similar products at other banks. ING has recognized a provision of EUR 180 million in 2021 for compensation and costs in connection with this matter. On 22 December 2021, ING announced that it reached an agreement with the Dutch Consumers' Association (Consumentenbond) on the compensation methodology for revolving credits. Based on a Kifid ruling regarding similar products, ING has amended its previously announced compensation scheme by also compensating interest on interest. In the third quarter of 2022, ING increased its provision for this matter by EUR 75 million. In the fourth quarter of 2022, ING and the Dutch Consumers' Association reached an agreement on the compensation of customers who have had an overdraft facility or a revolving credit card with a variable interest rate. ING has started compensating such customers in line with Kifid rulings about revolving credits including 'interest-on-interest'-effect in these cases. Timelines for compensation vary depending on customer and product segmentation and are dependent on the availability of data. In 2024 the compensation process was expedited. ING substantially finalized the compensation process in the first half of 2025, with a spill-over to the third quarter of 2025 for after-care in individual cases. ING has reached out to its customers with respect to the Kifid ruling, to also compensate amounts under EUR 50. Kifid confirmed ING's calculation methodology in relation to older consumer credits, where there is no relevant data available to determine the start delta and in relation to the interest-on-interest effect. The compensation process is still ongoing and may take until Q2 2026.

Climate litigation: In January 2024, Friends of the Earth Netherlands (Milieudefensie) announced that it holds ING liable for alleged contribution to climate change and threatened to initiate legal proceedings against ING. In March 2025, Milieudefensie started legal proceedings at the Court in Amsterdam against ING by serving the writ of summons. ING will defend its science-based climate approach in court and submitted its statement of defence in February 2026.

Russian claims: Several ING entities have received claims from, and are involved in litigation with, certain Russia-linked entities. They claim the payment of principal or interest or other amounts that they have not received pursuant to sanctions. Claims are also made related to the settlement of contracts that have been terminated after sanctions were imposed. In at least one case, the claimant seized assets in Russia of ING entities. ING does not agree with these claims, as they do not comply with the underlying contracts or applicable laws, including sanctions. ING follows IFRS rules for taking legal provisions and would disclose material amounts in that regard if and when applicable which currently is not the case.

43 Principal subsidiaries, investments in associates and joint ventures

For the majority of ING's principal subsidiaries, ING Groep N.V. has control because it either directly or indirectly owns more than half of the voting power. For subsidiaries in which the interest held is below 50%, control exists based on the combination of ING's financial interest and its rights from other contractual arrangements which result in control over the operating and financial policies of the entity.

For each of the subsidiaries listed, the voting rights held equal the proportion of ownership interest, and consolidation by ING is based on the majority of ownership.

For the principal investments in associates and joint ventures ING Group has significant influence but not control. Significant influence generally results from a shareholding of between 20% and 50% of the voting rights, but also the ability to participate in the financial and operating policies through situations including, but not limited to one or more of the following:
- Representation on the board of directors;
- Participation in the policymaking process; and
- Interchange of managerial personnel.

The principal subsidiaries, investments in associates and joint ventures of ING Groep N.V. and their statutory place of incorporation or primary place of business are as follows:

Principal subsidiaries, investments in associates and joint ventures				
			Proportion of ownership and interest held by the group	
Subsidiary	Statutory place of Incorporation	Country of operation	2025	2024
ING Bank N.V.	Amsterdam	the Netherlands	100 %	100 %
ING Belgium S.A./N.V.	Brussels	Belgium	100 %	100 %
ING Luxembourg S.A.	Luxembourg City	Luxembourg	100 %	100 %
ING DiBa AG	Frankfurt am Main	Germany	100 %	100 %
ING Bank Slaski S.A.[1]	Katowice	Poland	75 %	75 %
ING Financial Holdings Corporation	Delaware	United States of America	100 %	100 %
ING Bank A.S.	Istanbul	Türkiye	100 %	100 %
ING Bank (Australia) Ltd	Sydney	Australia	100 %	100 %
ING Commercial Finance B.V.	Amsterdam	the Netherlands	100 %	100 %
Investments in associates and joint ventures				
TMBThanachart Bank Public Company Ltd[2]	Bangkok	Thailand	23 %	23 %

1 The shares of the non-controlling interest stake of 25% are listed on the Warsaw Stock Exchange, for summarised financial information we refer to Note 31 'Information on geographical areas'.
2 Reference is made to Note 8 'Investment in associates and joint ventures'.

44 Structured entities

ING Group's activities involve transactions with various structured entities (SE) in the normal course of its business. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. ING Group's involvement in these entities varies and includes both debt financing and equity financing of these entities as well as other relationships. Based on its accounting policies, ING establishes whether these involvements result in no significant influence, significant influence, joint control or control over the structured entity.

The structured entities over which ING can exercise control are consolidated. ING may provide support to these consolidated structured entities as and when appropriate. However, this is fully reflected in the consolidated financial statements of ING Group as all assets and liabilities of these entities are included and off-balance sheet commitments are disclosed.

ING's activities involving structured entities are explained below in the following categories:
1. Consolidated ING originated securitisation programmes;
2. Consolidated ING originated Covered bond programme (CBC);
3. Consolidated ING sponsored Securitisation programme (Mont Blanc);
4. Unconsolidated Securitisation programme; and
5. Other structured entities.

1. Consolidated ING originated securitisation programmes

ING Group enters into liquidity management securitisation programmes in order to obtain funding and improve liquidity. Within the programme ING Group sells ING-originated assets to a structured entity. The underlying exposures include residential mortgages and SME loans in the Netherlands, Belgium, Spain, Italy, Australia and Germany.

The structured entity issues securitised notes (traditional securitisations) which are eligible collateral for central bank liquidity purposes. In most programmes ING Group acts as investor of the securitised notes. ING Group continues to consolidate these structured entities if it is deemed to control the entities.

The structured entity issues securitisation notes in two or more tranches, of which the senior tranche obtains a high rating (AAA or AA) by a rating agency. The retained tranche can subsequently be used by ING Group as collateral in the money market for secured borrowings.

ING Group originated various securitisations, and as at 31 December 2025 , these consisted of EUR 76 billion (2024: EUR 74 billion) of senior and subordinated notes, of which EUR 4 billion (2024: EUR 4 billion) were issued externally. The underlying exposures are residential mortgages and SME loans. Apart from the third party funding, these securitisations did not impact ING Group's Consolidated statement of financial position and profit or loss.

In 2025, there are no non-controlling interests as part of the securitisation structured entities that are significant to ING Group.

2. Consolidated ING originated covered bond programme (CBC)

ING Group has entered into a covered bond programme. Under the covered bond programme, ING issues bonds. The payment of interest and principal is guaranteed by the ING administered structured entities presented in table below. In order for these entities to fulfil their guarantee, ING legally transfers mainly mortgage loans originated by ING. Furthermore, ING offers protection against deterioration of the mortgage loans. The entities are consolidated by ING Group.

Covered bond programme		
	Fair value pledged mortgage loans	
in EUR million	**2025**	**2024**
Dutch Covered Bond programmes	29,131	27,172
Diba Mortgage Pfandbriefe	18,811	15,050
ING Belgium Residential Pandbrieven Programme	8,986	9,024
IBAL Covered Bond	3,492	3,676
ING Bank Hipoteczny CBP	820	602
	61,240	**55,524**

For the covered bond programme, third-party investors in securities issued by the structured entity have recourse to the assets of the entity and to the assets of ING Group.

3. Consolidated ING sponsored Securitisation programme (Mont Blanc)

In the normal course of business, ING Group structures financing transactions for its clients by assisting them in obtaining sources of liquidity by selling the clients' receivables or other financial assets to a Special Purpose Vehicle (SPV). The senior positions in these transactions may be funded by the ING administered multi-seller Asset Backed Commercial Paper (ABCP) conduit Mont Blanc Capital Corp. (rated A-1/P-1). Mont Blanc Capital Corp. funds itself externally in the ABCP markets.

ING Group facilitates these transactions by acting as administrative agent, swap counterparty and liquidity provider to Mont Blanc Capital Corp. ING Group also provides support facilities (i.e. liquidity) backing the transactions funded by the conduit. The types of asset currently in the Mont Blanc conduit include trade receivables, consumer finance receivables, car leases.

ING Group supports the ABCP programmes by providing Mont Blanc Capital Corp. with short-term liquidity facilities. Once drawn these facilities bear normal credit risk. The liquidity facilities provided to Mont Blanc are EUR 4,800 million (2024: EUR 3,119 million). The drawn liquidity amount is nil as at 31 December 2025 (2024: nil).

The standby liquidity facilities are reported under irrevocable facilities. All facilities, which vary in risk profile, are granted to the Mont Blanc Capital Corp. subject to normal ING Group credit and liquidity risk analysis procedures. The fees received for services provided and for facilities are charged subject to market conditions.

4. Unconsolidated Securitisation programmes

In 2013 ING transferred financial assets (mortgage loans) for an amount of EUR 2 billion to a special purpose vehicle (SPV). The transaction resulted in full derecognition of the financial assets from ING's statement of financial position. Following this transfer ING continues to have two types of ongoing involvement in the transferred assets: as counterparty to the SPE of a non-standard interest rate swap, which is recognised as a non-trading derivative, and as servicer of the transferred assets. Service fee income recognised, for the role as administrative agent, in the statement of profit or loss in 2025 amounted to EUR 1 million (2024: EUR 1 million). The cumulative income recognised in profit or loss since derecognition amounts to EUR 21 million (2024: EUR 20 million).

In 2025, ING established two SPVs, which are Designated Activity Companies incorporated in Ireland, for the purpose of significant risk transfer securitizations. ING transferred the credit risk on the selected diversified portfolios of corporate loans without transferring the assets to the SPVs. Each SPV has issued a series of credit linked notes varying in seniority of the referenced loans to the investors. Subsequently, SPVs provide a financial guarantee to ING in respect of the referenced loans and, in return for a fee, are liable to make protection payments to ING upon the occurrence of a credit event in relation to any of the referenced loans. As of 31 December 2025, credit linked notes held by third parties amounted to EUR 676 million (2024: nil) and funds raised by the sale of the credit linked notes are deposited within ING as collateral for the credit protection. The associated corporate loans were EUR 10 billion (2024: nil). The SPVs are not consolidated by ING because the third-party investors have the exposure, or rights to all variability of returns of the entities. No assets are transferred to, or income received from these entities and the credit linked notes are fully cash collateralized.

5. Other structured entities

In the normal course of business, ING Group enters into transactions with structured entities as counterparty. Predominantly in its structured finance operations, ING can be instrumental in facilitating the creation of these structured entity counterparties. These entities are generally not included in the consolidated financial statements of ING Group, as ING facilitates these transactions as administrative agent by providing structuring, accounting, funding, lending, and operation services.

ING Group offers various investment fund products to its clients. ING Group does not invest in these investment funds for its own account nor acts as the fund manager.

45   Related parties

In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of ING Group include, among others, its associates, joint ventures, key management personnel, and various defined benefit and contribution plans. For post-employment benefit plans, reference is made to Note 33 'Pensions and other post-employment benefits'. Transactions between related parties include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral. All transactions with related parties took place at conditions customary in the market. There are no significant provisions for doubtful debts or individually significant bad debt expenses recognised on outstanding balances with related parties.

Associates and joint ventures

Transactions with ING Group's main associates and joint ventures				
	Associates		Joint ventures	
in EUR million	2025	2024	2025	2024
Assets	117	142		
Liabilities	242	263	7	10
Off-balance sheet commitments	18	23		
Income received	21	16		
Expenses paid		2		

Assets, liabilities, commitments, and income related to Associates and joint ventures result from transactions which are executed as part of the normal Banking business. Dividends received by associates and joint ventures are included in Note 8 'Investment in associates and joint ventures'.

Key management personnel compensation

The Executive Board of ING Groep N.V., the Management Board Banking and the Supervisory Board are considered Key Management personnel of ING. In 2025, 2024 and 2023, the three members of the Executive Board of ING Groep N.V. were also members of the Management Board Banking.

Transactions with key management personnel, including their compensation are included in the tables below.

Key management personnel compensation (Executive Board and Management Board Banking)			
2025 in EUR thousands	Executive Board of ING Groep N.V.	Management Board Banking [1]	Total
Fixed Compensation			
– Base salary	4,615	4,306	8,921
– Collective fixed allowances [2]	1,094	984	2,078
– Pension costs	83	111	194
– Severance benefits [3]	1,347	444	1,791
Variable compensation			
– Upfront cash		745	745
– Upfront shares	330	745	1,075
– Deferred cash		1,118	1,118
– Deferred shares	494	1,118	1,613
– Other emoluments [4]	340	468	808
Total compensation	8,302	10,041	18,343

[1] Excluding members of the Management Board Banking that are also members of the Executive Board of ING Groep N.V.
[2] The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5% and a collective savings allowance to compensate for the loss of pension benefits with respect to salary in excess of EUR 137,800.
[3] In accordance with the Executive Board remuneration policy and with due observance of applicable legal requirements, a severance payment equal to one year's base salary has been granted.
[4] This includes expatriate allowances (such as housing, school/tuition fees and international health insurances, if applicable); banking and insurance benefits from ING (on the same terms as for other employees of ING in the Netherlands); tax and financial planning services to ensure compliance with the relevant legislative requirements; and the use of a company car or driver service.

Key management personnel compensation (Executive Board and Management Board Banking)			
2024 in EUR thousands	Executive Board of ING Groep N.V.	Management Board Banking [1]	Total
Fixed Compensation			
– Base salary	4,388	3,598	7,987
– Collective fixed allowances [2]	1,033	790	1,823
– Pension costs	84	95	179
– Severance benefits			
Variable compensation			
– Upfront cash		609	609
– Upfront shares	302	609	911
– Deferred cash		914	914
– Deferred shares	453	914	1,367
– Other emoluments [3]	306	418	724
Total compensation	**6,566**	**7,948**	**14,513**

[1] Excluding members of the Management Board Banking that are also members of the Executive Board of ING Groep N.V.
[2] The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5% and a collective savings allowance to compensate for the loss of pension benefits with respect to salary in excess of EUR 137,800.
[3] This includes expatriate allowances (such as housing, school/tuition fees and international health insurances, if applicable); banking and insurance benefits from ING (on the same terms as for other employees of ING in the Netherlands); tax and financial planning services to ensure compliance with the relevant legislative requirements; reimbursement of costs under the Directors & Officers indemnity provided by ING; and the use of a company car or driver service.

Key management personnel compensation (Executive Board and Management Board Banking)			
2023 in EUR thousands	Executive Board of ING Groep N.V.	Management Board Banking [1]	Total
Fixed Compensation			
– Base salary	4,220	4,200	8,420
– Collective fixed allowances [2]	1,002	887	1,889
– Pension costs	78	107	185
– Severance benefits		734	734
Variable compensation			
– Upfront cash		598	598
– Upfront shares	293	598	891
– Deferred cash		897	897
– Deferred shares	439	897	1,336
– Other emoluments [3]	344	487	832
Total compensation	**6,376**	**9,405**	**15,782**

[1] Excluding members of the Management Board Banking that are also members of the Executive Board of ING Groep N.V.
[2] The collective fixed allowances consist of two savings allowances applicable to employees in the Netherlands; an individual savings allowance of 3.5% and a collective savings allowance to compensate for loss of pension benefits with respect to salary in excess of EUR 128,810.
[3] This includes amongst others: housing, school/tuition fees, international health insurance, relocation costs and tax and financial planning.

ING indemnifies the members of the EB against direct financial losses in connection with claims from third parties filed, or threatened to be filed, against them by virtue of their service as a member of the EB, as far as permitted by law, on the conditions laid down in the Articles of Association and their commission contract. ING has taken out liability insurance for the members of the EB.

In accordance with the Articles of Association ING indemnifies the members of the Supervisory Board as far as legally permitted against direct financial losses in connection with claims from third parties filed or threatened to be filed against them by virtue of their service as a member of the Supervisory Board.

Key management personnel compensation is generally included in Staff expenses in the statement of profit or loss. The total remuneration of the Executive Board and Management Board Banking is disclosed in the table above. Under IFRS, certain components of variable remuneration are not recognised in the statement of profit or loss directly, but are allocated over the vesting period of the award. The comparable amount recognised in Staff expenses in 2025 relating to the fixed expenses of 2025 and the vesting of variable remuneration of earlier performance years, is EUR 16 million (2024: EUR 12 million; 2023: EUR 14 million).

The table below shows the total of fixed remuneration, expense allowances and attendance fees for the Supervisory Board in 2025, 2024 and 2023.

Key management personnel compensation (Supervisory Board)			
in EUR thousands	**2025**	**2024**	**2023**
Total compensation	1,434	1,191	1,152

Loans and advances to key management personnel

As at 31 December 2025 Loans and advances outstanding to key management personnel amounted to EUR 1.1 million (2024: EUR 1.1 million) with an average interest rate of 1.7% (2024: 2.1%) and loan commitments to key management personnel amounted to EUR 162 thousand (2024: EUR 145 thousand). Total interest received in 2025 on these loans and advances amounted to EUR 17 thousand (2024: EUR 28 thousand).

These loans and advances and loan commitments (1) were made in the ordinary course of business, (2) were granted on conditions that are comparable to those of loans and advances granted to all employees and (3) did not involve more than the normal risk of collectability or present other unfavourable features.

Deposits outstanding and bonds invested in by key management personnel

As at 31 December 2025 Deposits outstanding from key management personnel amounted to EUR 12.9 million (2024: EUR 15.8 million) and bonds invested in by key management personnel amounted to EUR 226 thousand (2024: nil). Total interest paid in 2025 on these deposits amounted to EUR 1.1 million (2024: EUR 324 thousand) and total interest paid in 2025 on these bonds amounted to EUR 3 thousand (2024: nil). These transactions are entered into under the same commercial and market terms, including interest rates, that apply to non-related parties.

ING shares held by key management personnel

Number of ING Groep N.V. shares to key management personnel		
	ING Groep N.V. shares	
in numbers	**2025**	**2024**
Executive Board members	178,187	152,652
Management Board Banking	415,008	343,055
Supervisory Board members	9,395	5,295

46 Capital management

Capital management strategy

Group Treasury (GT) is responsible for maintaining adequate capitalisation across ING Group and its banking entities to support the management of risks associated with ING's business activities. This includes capital planning, allocation, and management within the Group, as well as the execution of capital market, term capital funding, and risk management transactions. ING employs an integrated approach to assessing capital adequacy, whereby GT considers regulatory and internal economic capital metrics alongside the interests of key stakeholders, including customers, shareholders, and rating agencies.

ING applies the following main capital definitions:
- Common Equity Tier 1 (CET1) capital consists of shareholders' equity after the correction for applicable regulatory adjustments. The CET1 ratio is calculated as CET1 capital divided by risk-weighted assets (RWAs).
- Tier 1 capital is defined as CET1 capital plus Additional Tier 1 (AT1) securities and other regulatory adjustments. The Tier 1 capital ratio is defined as Tier 1 capital divided by RWAs.
- Total capital consists of Tier 1 capital plus Tier 2 subordinated liabilities, after regulatory adjustments. The Total capital ratio is calculated as Total capital divided by RWAs.
- ING's CET1 ratio target is built on the CET1 requirements specified for ING, potential increase in the regulatory requirements, the potential impact of a standardised and predetermined stress scenario and available mitigating actions, and general uncertainties in its baseline planning.
- Leverage ratio (LR) is defined as Tier 1 capital divided by the leverage exposure.
- Minimum Required Eligible Liabilities (MREL)/ Total Loss Absorbing Capacity (TLAC) is Total capital plus senior unsecured bonds and amortisations. Related MREL and TLAC ratios are expressed relative to both risk-weighted assets and leverage exposure.

Dividend and distribution policy

ING's distribution policy is a pay-out ratio of 50% of resilient net profit. Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business. The 50% pay-out may be in the form of cash, or a combination of cash and share repurchases, with the majority in cash. Additional distributions are to be considered periodically, taking into account alternative opportunities, macroeconomic circumstances and the outcome of our capital planning. The prerequisite for a distribution is a CET1 ratio of at least the prevailing MDA level after distribution.

For more information on dividend and other distributions, reference is made to Note 'Dividend per share' and Note 'Equity'.

Capital position as per 31 December 2025

ING Group capital position according to CRR III / CRD V		
in EUR million	2025	2024
Shareholders' equity [1]	49,698	50,314
- Interim profits not included in CET1 capital	-2,125	-2,152
- Other adjustments	-3,006	-2,902
Regulatory adjustments	-5,130	-5,054
Available common equity Tier 1 capital	**44,567**	**45,260**
Additional Tier 1 securities	7,459	7,965
Regulatory adjustments additional Tier 1	112	66
Available Tier 1 capital	**52,138**	**53,291**
Supplementary capital Tier 2 bonds	10,608	9,852
Regulatory adjustments Tier 2	98	50
Available Total capital	**62,845**	**63,194**
Risk weighted assets	340,739	333,708
Common equity Tier 1 ratio	**13.1 %**	**13.6 %**
Tier 1 ratio	15.3 %	16.0 %
Total capital ratio	18.4 %	18.9 %

[1] Shareholders' equity is determined in accordance with IFRS-EU.

In accordance with the applicable regulation, credit and operational risk models used in the capital ratios calculations are not audited.

Regulatory requirements

Capital adequacy and regulatory capital requirements are based on the standards issued by the Basel Committee on Banking Supervision (the Basel Committee) and implemented in the European Union Directives through the Capital Requirements Regulation (CRR) and Capital Requirements Directive (CRD), as implemented by De Nederlandsche Bank (DNB) and the European Central Bank (ECB). Under the CRR, the minimum Pillar 1 capital requirements applicable to ING Group are a CET1 ratio of 4.5%, a Tier 1 ratio of 6.0%, and a Total capital ratio of 8.0% of risk-weighted assets.

The overall SREP CET1 requirement, including buffer requirements, for ING Group at a consolidated level increased during 2025, mainly due to an increase of the countercyclical buffer requirement (CCyB), and was 11.03% at 31 December 2025. This requirement is the sum of a 4.5% Pillar 1 requirement, a 0.93% Pillar 2 requirement, a 2.5% capital conservation buffer (CCB), a 0.93% CCyB, 0.16% Sectoral Systemic Risk buffer (s-SyRB), and a 2.0% Other Systemically Important Institutions (O-SII) buffer that is set separately for Dutch systemic banks by DNB. This requirement excludes the Pillar 2 guidance, which is not disclosed. ING met the externally imposed regulatory capital requirements in 2025.

ING's fully loaded CET1 requirement stood at 11.09% at the end of 4Q2025 (4Q2024: 10.88%), which is higher than the prevailing CET1 ratio requirement. This reflects an update of the s-SyRB in Belgium, an increase in the CCyB requirements in Belgium, Poland and Spain, and a higher Pillar 2 requirement.

The MDA trigger level stood at 11.03% per end of 4Q2025 for CET1, 12.84% for Tier 1 Capital, and 15.25% for Total capital. These MDA levels are in line with the application of Art.104a in CRD V, which allows ING to partly fulfil the total Pillar 2 requirement with Additional Tier 1 and Tier 2 capital.

An MDA requirement on the leverage ratio of 3.5% applies to ING Group. In the event that ING Group breaches an MDA level, ING may face restrictions on dividend payments, coupons on AT1 securities and payment of variable remuneration.

47 Subsequent events

There are no subsequent events to report.

Authorisation of Consolidated financial statements

Amsterdam, 23 February 2026

The Supervisory Board

K.K. (Karl) Guha, chairperson
A.M.G. (Mike) Rees, vice-chairperson
J. (Juan) Colombás
M. (Margarete) Haase
L.J. (Lodewijk) Hijmans van den Bergh
H.A.H. (Herman) Hulst
H.H.J.G. (Harold) Naus
A. (Alexandra) Reich
H.W.P.M.A. (Herna) Verhagen
P.H.M. (Petri) Hofsté
S.O. (Stuart) Graham

The Executive Board

S.J.A. (Steven) van Rijswijk, CEO and chairperson
T. (Tanate) Phutrakul, CFO
L. (Ljiljana) Čortan, CRO

Parent company financial statements



Parent company statement of financial position	320
Parent company statement of profit or loss	321
Parent company statement of changes in equity	322
Notes to the Parent company financial statements	324
Authorisation of Parent company financial statements	332

Parent company statement of financial position

As at 31 December before appropriation of result

in EUR million	2025	2024		2025	2024
Assets			**Equity 4**		
Investments in group companies 2	47,806	42,798	Share capital	30	31
Fixed assets	**47,806**	**42,798**	Share premium	17,116	17,116
			Legal and statutory reserves	0	78
Receivables from group companies 3	71,240	77,739	Other reserves	27,277	27,950
Other assets	13	16	Unappropriated result	5,274	5,138
Current assets	**71,252**	**77,755**	**Total equity**	**49,698**	**50,314**
			Liabilities		
			Subordinated loans 5	18,429	18,522
			Debenture loan 6	49,562	49,751
			Other non-current liabilities 6	0	0
			Non-current liabilities	**67,992**	**68,273**
			Other liabilities 6	1,369	1,966
			Current liabilities	**1,369**	**1,966**
Total assets	**119,058**	**120,553**	**Total equity and liabilities**	**119,058**	**120,553**

References relate to the accompanying notes. These form an integral part of the Parent company financial statements.

Parent company statement of profit or loss

For the years ended 31 December

in EUR million	2025	2024
Other expenses **8**	9	8
Total expenses	**9**	**8**
Interest and other financial income **9**	2,650	2,497
Valuation results	0	0
Interest and other financial expenses **10**	-2,506	-2,217
Net interest and other financial income	**144**	**281**
Result before tax	**135**	**273**
Taxation **11**	35	70
Result after tax	**100**	**202**
Result from group companies and participating interests after taxation **12**	6,228	6,190
Net result	**6,327**	**6,392**

References relate to the accompanying notes. These form an integral part of the Parent company financial statements.

Parent company statement of changes in equity

in EUR million	Share capital	Share premium	Legal and statutory reserves	Other reserves	Unappropriated results	Total
Balance as at 31 December 2024	**31**	**17,116**	**78**	**27,950**	**5,138**	**50,314**
Net result			14		6,313	6,327
Amounts net of tax directly recognised in equity			-151			-151
Dividends and other cash distributions				-500	-3,191	-3,691
Share buyback programmes, commitment				-3,100		-3,100
Share buyback programmes, cancellation of shares	-1			1		
Employee share-based compensation plans				-12		-12
Other changes in treasury shares				6		6
Transfers			59	2,927	-2,986	
Other changes				5		5
Balance as at 31 December 2025	**30**	**17,116**	**0**	**27,277**	**5,274**	**49,698**

Changes in individual components are presented in Note 4 'Equity'.

Parent company statement of changes in equity – continued

in EUR million	Share capital	Share premium	Legal and statutory reserves	Other reserves	Unappropriated results	Total
Balance as at 31 December 2023	**35**	**17,116**	**0**	**28,398**	**5,691**	**51,240**
Net result			125		6,267	6,392
Amounts net of tax directly recognised in equity			1,308			1,308
Dividends and other cash distributions				-498	-3,626	-4,124
Share buyback programmes, commitment				-4,500		-4,500
Share buyback programmes, cancellation of shares	-4			4		
Employee share-based compensation plans				2		2
Other changes in treasury shares				2		2
Transfers			-1,354	4,548	-3,194	
Other changes				-5		-5
Balance as at 31 December 2024	**31**	**17,116**	**78**	**27,950**	**5,138**	**50,314**

Changes in individual components are presented in Note 4 'Equity'.

Notes to the Parent company financial statements

1 Basis of presentation

ING Groep N.V. is a company domiciled in Amsterdam, the Netherlands, and is registered at the Commercial Register of Amsterdam under number 33231073.

The Parent company financial statements of ING Groep N.V. are prepared in accordance with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. In accordance with subsection 8 of section 362, Book 2 of the Dutch Civil Code, the recognition and measurement principles applied in these Parent company financial statements are the same as those applied in the Consolidated financial statements. Reference is made to Note 1 'Basis of preparation and material accounting policy information' of the Consolidated financial statements.

Investments in Group companies are accounted for in the Parent company financial statements according to the equity method. In addition to the notes to these financial statements, further information is included in the notes to the consolidated financial statements.

A list containing the information referred to in Section 379 (1), Book 2 of the Dutch Civil Code has been filed with the office of the Commercial Register of Amsterdam, in accordance with Section 379 (5), Book 2 of the Dutch Civil Code.

The Parent company financial statements are presented in euros and rounded to the nearest million, unless stated otherwise. Amounts may not add up due to rounding.

Parent company equity and related reserves

The total amount of equity in the Parent company financial statements equals Shareholders' equity (parent) in the consolidated financial statements. Certain components within equity are different as a result of the following presentation differences between the parent company accounts and consolidated accounts:

- Unrealised revaluations within consolidated Group companies, presented in Other reserves - Revaluation reserve in the consolidated accounts, are presented in the Share of participating interests reserve in the parent company accounts.
- The reserve for cash flow hedges within consolidated Group companies, presented in Other reserves – Revaluation reserve in the consolidated accounts, is included in the Share of participating interests reserve in the parent company accounts on a net basis.
- Foreign currency translation on consolidated Group companies, presented in Other reserves - Currency translation reserve in the consolidated accounts, is presented in the Share of participating interests reserve in the parent company accounts.

A legal reserve is carried at an amount equal to the share in the results of participating interests since their first inclusion at net asset value less the amount of profit distributions to which rights have accrued between the date of first inclusion and the balance sheet date. Profits related to that period which can be repatriated to the Netherlands without restriction are likewise deducted from the Share of participating interests reserve.

ING Group Annual Report 2025   Contents   ING at a glance   Strategy, business model and value creation   Our financial performance   Our leadership and corporate governance   Sustainability statement   Capital Management   Risk Management   Consolidated financial statements   **Parent company financial statements**   Other information and appendices   **325**

Notes to the parent company statements of financial positions

2 Investments in Group companies

Investments in group companies				
		2025		**2024**
in EUR million	Interest held (%)	Statement of financial position value	Interest held (%)	Statement of financial position value
ING Bank N.V., the Netherlands	100 %	47,741	100 %	42,734
Other		65		64
		47,806		**42,798**

Changes in investments in group companies		
in EUR million	**2025**	**2024**
Opening balance	42,798	40,243
Revaluations	-96	1,350
Results	6,228	6,190
Dividends and other cash distributions	-1,129	-4,986
	47,800	**42,796**
Changes in ING Groep N.V. shares held by Group companies	6	2
Closing balance	**47,806**	**42,798**

3 Receivables from Group companies

in EUR million	**2025**	**2024**
Receivables from Group companies	71,240	77,739
	71,240	**77,739**

Receivables from Group companies include EUR 18,430 million subordinated loans provided by ING Groep N.V. to ING Bank N.V. (2024: EUR 18,523 million). As at 31 December 2025 an amount of EUR 67,217 million (2024: EUR 74,789 million) is expected to be settled after more than one year from the balance sheet date.

4 Equity

Equity		
in EUR million	**2025**	**2024**
Share capital	30	31
Share premium	17,116	17,116
Legal and statutory reserves	0	78
Other reserves	27,277	27,950
Unappropriated result	5,274	5,138
Total equity	**49,698**	**50,314**

Share capital

Share capital				
	Ordinary shares (par value EUR 0.01)			
	Number x 1,000		Amount in EUR million	
	2025	**2024**	**2025**	**2024**
Authorised share capital	9,142,000	9,142,000	91	91
Unissued share capital	6,120,457	5,994,609	61	60
Issued share capital	**3,021,543**	**3,147,391**	**30**	**31**

Changes in issued share capital		
	Ordinary shares (par value EUR 0.01)	
	Number x 1,000	Amount in EUR million
Issued share capital as at 31 December 2023	**3,498,194**	**35**
Cancellation of shares	-350,803	-4
Issued share capital as at 31 December 2024	**3,147,391**	**31**
Cancellation of shares	-125,848	-1
Issued share capital as at 31 December 2025	**3,021,543**	**30**

The cancellation of shares relates to the shares purchased under the share buyback programmes.

Share premium
No changes in 2025 and 2024.

Legal and statutory reserves

Changes in share of participating interests reserves		
in EUR million	**2025**	**2024**
Opening balance	78	0
Unrealised revaluations Equity and Debt instruments and other	48	336
Realised gains/losses transferred to the statement of profit or loss	-21	62
Changes in cash flow hedge reserve	597	365
Changes in net defined benefit asset/liability remeasurement reserve	-13	-16
Exchange rate differences	-789	541
Other changes	100	-1,210
Closing balance	**0**	**78**

The Share of participating interests reserve includes the following components: Reserve for non-distributable retained earnings of participating interests of EUR 2,031 million (2024: EUR 2,607 million), Revaluation reserve of participating interests of EUR -2,361 million (2024: EUR -2,196 million) and Net defined benefit asset/liability remeasurement reserve of EUR -345 million (2024: EUR -333 million).

Due to changes in interest rates in 2025, the interest rate swaps had a positive revaluation of EUR 597 million recognised in the cash flow hedge reserve which is presented as part of Share of participating interests reserve in the Parent company financial statements.

As at 31 December 2025, the Share of participating interests reserve includes an amount of EUR 108 million (2024: EUR 897 million) related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN. The movement includes an addition of EUR 14 million (2024: EUR 125 million) out of net profit minus the utilisation of EUR 802 million (2024: EUR 830 million), included in the line Changes in the composition of the group and other changes.

Changes in the value of hedging instruments that are designated as net investment hedges, are included in 'Exchange rate differences'.

Due to negative revaluations, the share of participating interest reserve was negative in 2025 (EUR 675 million, 2024: EUR 78 million positive) which is not allowed under Dutch law and is replenished out of, or subsequently released to, retained earnings, included in the line Other changes.

Other reserves

Changes in retained earnings		
in EUR million	**2025**	**2024**
Opening balance	28,715	30,391
Transfer from Unappropriated result	2,986	3,194
Employee share plans	-8	1
Other cash distributions	-500	-498
Share buyback programme	-1,458	-5,723
Other changes	-54	1,349
Closing balance	**29,681**	**28,715**

Changes in Treasury shares				
	Amount in EUR million		Number x 1,000	
	2025	**2024**	**2025**	**2024**
Opening balance	-765	-1,994	51,117	154,571
Purchased/sold for trading	6	2	-480	-211
Purchased for employee share based benefit programme	-64	-43	3,674	3,319
Distributed under the share-based benefit programme	60	43	-3,460	-3,343
Purchases Share buyback programme	-3,641	-3,774	194,102	247,584
Cancellation share buyback shares	2,000	5,000	-125,848	-350,803
Closing balance	**-2,404**	**-765**	**119,105**	**51,117**

Changes in unappropriated result		
in EUR million	**2025**	**2024**
Opening balance	5,138	5,691
Paid final dividend over prior year	-2,152	-2,497
Transfer to retained earnings	-2,986	-3,194
Net result for the period	6,313	6,267
Paid interim dividend	-1,039	-1,129
Closing balance	**5,274**	**5,138**

The Share of participating interests reserve cannot be freely distributed. Retained earnings can be freely distributed, except for an amount equal to the negative balance in each of the components of the Share of participating interests reserve. Unrealised gains and losses on derivatives, other than those used in cash flow hedges, are presented in the statement of profit or loss and are therefore part of Retained earnings and are not included in Share of participating interests reserve. The total amount of non-distributable reserves, in accordance with the financial reporting requirements per Part 9 of Book 2 of the Dutch Civil Code, is EUR 6,225 million (2024: EUR 5,672 million).

In 2025, ING Groep N.V. paid an amount of EUR 3,191 million of cash dividend to its shareholders, consisting of a final dividend over 2024 of EUR 2,152 million (EUR 0.710 per share) and an interim dividend over 2025 of EUR 1,039 million (EUR 0.350 per share). In January 2026 an additional cash distribution of EUR 500 million (EUR 0.172 per share) was paid.

In 2025 ING initiated three share buyback programmes and completed one from 2024:
- EUR 2,000 million, commencing on 31 October 2024 and completed by 30 April 2025. A total of 126 million shares have been repurchased at an average effective price of EUR 15.89 per share. The shares were cancelled in July 2025;
- EUR 70 million, commencing on 3 March 2025 and completed by 4 March 2025. A total of 3.7 million shares have been repurchased at an average price of EUR 17.44 per share and for a total consideration of EUR 64 million. The purpose of the share repurchase programme was to meet obligations under the share-based compensation plans;
- EUR 2,000 million, commencing on 2 May 2025 and completed by 27 October 2025. A total of 101 million shares have been repurchased at an average effective price of EUR 19.76 per share. The shares were cancelled in January 2026;
- EUR 1,100 million, commencing on 30 October 2025 and expected to be completed before 27 April 2026. As per 31 December 2025 a total of 18 million shares have been repurchased at an average price of EUR 22.62 per share and for a total consideration of EUR 397 million. ING has the intention to cancel these shares in June 2026.

Reference is made to Note 19 'Equity' in the ING Group Consolidated financial statements for additional information, including restrictions with respect to dividend and repayment of capital.

5 Subordinated loans

Subordinated loans

in EUR million

					Statement of financial position value	
Interest rate	Year of issue	Due date	Notional amount in original currency		**2025**	**2024**
AT1 securities						
7.000%	2025	Perpetual	USD	1,500	1,281	
7.250%	2024	Perpetual	USD	1,000	855	969
8.000%	2024	Perpetual	USD	1,250	1,070	1,213
7.500%	2023	Perpetual	USD	1,000	857	970
4.250%	2021	Perpetual	USD	1,000	852	965
3.875%	2021	Perpetual	USD	1,000	854	967
4.875%	2020	Perpetual	USD	750	641	726
5.750%	2019	Perpetual	USD	1,500	1,285	1,456
6.500%	2015	Perpetual	USD	1,250		1,223
			Total AT1 securities		**7,695**	**8,487**
Tier 2 bonds						
3.875%	2025	20 August 2037	EUR	1,250	1,258	
4.125%	2025	20 May 2036	EUR	1,250	1,277	
4.250%	2024	26 August 2035	EUR	1,250	1,266	1,265
4.375%	2024	15 August 2034	EUR	1,250	1,266	1,265
5.000%	2023	20 February 2035	EUR	500	519	519
6.250%	2023	20 May 2033	GBP	750	891	941
4.125%	2022	24 August 2033	EUR	1,000	1,012	1,011
1.000%	2021	16 November 2032	EUR	1,000	999	998
0.875%	2021	9 June 2032	EUR	500	501	501
2.125%	2020	26 May 2031	EUR	1,500	1,519	1,517
1.000%	2019	13 November 2030	EUR	1,000		1,000
2.000%	2018	22 March 2030	EUR	750		762
4.000%	2017	14 September 2032	USD	100	86	98
4.250%	2017	23 June 2032	USD	160	139	158
			Total Tier 2 bonds		**10,735**	**10,035**
			Total Subordinated loans		**18,429**	**18,522**

As at 31 December 2025, ING Groep N.V. has issued USD 9,000 million (2024: USD 8,750 million) Perpetual Additional Tier 1 Contingent Convertible Capital Securities which can, in accordance with their terms and conditions, convert by operation of law into ordinary shares if the conditions (when the Group CET1 ratio has fallen below 7.00%) to such a conversion are fulfilled. As a result of this conversion, the issued share capital can increase by up to 1,014 million (2024: 982 million) ordinary shares. Reference is made to the ING Group Consolidated financial statements, Note 18 'Subordinated loans' and Note 19 'Equity'.

6 Other liabilities

Other liabilities by type

in EUR million	**2025**	**2024**
Debenture loans	49,562	49,751
Other liabilities	0	0
Non-Current Other Liabilities	**49,562**	**49,751**
Amounts owed to group companies	101	72
Other amounts owed and accrued liabilities	1,268	1,893
Other Liabilities	**1,369**	**1,966**

Debenture loans

in EUR million

Interest rate	Year of issue	Due date	**2025**	**2024**
4.875%	2025	17 September 2032	576	
2.875%	2025	10 November 2030	1,000	
5.525%	2025	25 March 2036	862	
5.066%	2025	25 March 2031	862	
variable	2025	25 March 2029	638	
4.858%	2025	25 March 2029	646	
3.500%	2025	17 August 2036	1,517	
3.000%	2025	17 August 2031	1,255	
3.750%	2024	3 September 2035	1,256	1,255
3.500%	2024	3 September 2030	1,511	1,509
4.875%	2024	2 October 2029	578	609
3.375%	2024	19 November 2032	1,000	1,000
5.335%	2024	19 March 2030	1,295	1,468
5.550%	2024	19 March 2035	1,294	1,467
3.875%	2024	12 August 2029	1,265	1,264
4.000%	2024	12 February 2035	1,284	1,282

Debenture loans				
in EUR million				
Interest rate	Year of issue	Due date	2025	2024
1.503%	2023	7 December 2029	135	153
1.878%	2023	7 December 2033	86	97
6.083%	2023	11 September 2027	1,084	1,228
6.114%	2023	11 September 2034	1,082	1,226
variable	2023	11 September 2027	427	484
4.500%	2023	23 May 2029	1,538	1,536
4.750%	2023	23 May 2034	1,532	1,531
4.875%	2022	14 November 2027	1,257	1,257
5.250%	2022	14 November 2033	1,005	1,005
3.869%	2022	28 March 2026		1,219
4.017%	2022	28 March 2028	1,075	1,218
4.252%	2022	28 March 2033	859	973
variable	2022	28 March 2026		483
1.250%	2022	16 February 2027	1,516	1,514
1.750%	2022	16 February 2031	1,516	1,515
1.876%	2022	24 February 2034	76	76
2.125%	2022	23 May 2026		1,519
5.000%	2022	30 August 2026		369
0.875%	2021	29 November 2030	748	747
0.975%	2021	14 February 2034	101	101
1.726%	2021	1 April 2027	941	1,066
2.727%	2021	1 April 2032	641	726
variable	2021	1 April 2027	345	392
0.250%	2021	1 February 2030	1,497	1,494
1.125%	2021	7 December 2028	913	963
0.375%	2021	29 September 2028	1,497	1,494
1.400%	2020	1 July 2026		972
0.250%	2020	18 February 2029	1,248	1,245
2.755%	2019	3 September 2031	85	86
4.050%	2019	9 April 2029	858	972
1.625%	2019	21 March 2029	139	139
1.998%	2019	19 March 2031	46	46

Debenture loans				
in EUR million				
Interest rate	Year of issue	Due date	2025	2024
1.074%	2019	21 February 2029	115	130
3.000%	2019	18 February 2026	1,175	1,239
5.000%	2019	31 January 2031	77	81
3.920%	2019	23 January 2029	66	66
2.125%	2019	10 January 2026	1,021	1,020
3.399%	2018	28 December 2030	69	73
1.169%	2018	13 December 2028	104	118
3.790%	2018	13 December 2030	127	128
5.000%	2018	5 June 2029	100	105
2.500%	2018	15 November 2030	1,502	1,501
4.625%	2018	6 January 2026	1,088	1,233
4.550%	2018	2 October 2028	1,074	1,217
2.000%	2018	20 September 2028	1,505	1,504
1.125%	2018	14 February 2025		1,010
3.950%	2017	29 March 2027	1,289	1,461
1.375%	2017	11 January 2028	1,012	1,011
8.183%	2007	1 June 2035	156	158
			49,562	**49,751**

The amount of debentures held by Group companies as at 31 December 2025 is EUR 25 million (2024: EUR 10 million).

Notes to the Parent company statement of profit or loss

7 Staff expenses

ING Groep N.V. has no employees.

Remuneration of Senior Management, Executive Board and Supervisory Board

Information on the remuneration of the members of the Executive Board and the Supervisory Board is included in the Consolidated financial statements. Reference is made to Note 45 'Related parties'.

8 Other expenses

in EUR million	2025	2024
External advisory fees	6	6
Other	3	2
	9	8

9 Interest and other financial income

in EUR million	2025	2024
Interest income	2,645	2,491
Other financial income	5	6
	2,650	2,497

Included in Interest and other financial income is EUR 2,644 million (2024: EUR 2,491 million) related to Group companies.

10 Interest and other financial expenses

in EUR million	2025	2024
Interest expenses	-2,506	-2,216
Other financial expenses	0	0
	-2,506	-2,217

Included in Interest and other financial expenses is EUR 1 million (2024: EUR 0 million) related to Group companies.

11 Taxation

Reconciliation of the weighted average statutory income tax rate to ING Groep N.V.'s effective income tax rate		
in EUR million	2025	2024
Result before tax	135	273
Nominal statutory and effective tax rate	25.8 %	25.8 %
Nominal statutory and effective tax amount	35	70

12 Result from Group companies and participating interest after taxation

in EUR million	2025	2024
Result from group companies	6,228	6,190
	6,228	**6,190**

in EUR million	2025
Net result	**6,327**
Addition to reserves pursuant to Article 37 (4) of the Articles of Association	3,164
At the disposal of the General Meeting of Shareholders pursuant to Article 37 (5) of the Articles of Association	3,164

13 Other

Fees for audit and non-audit services

Reference is made to the ING Group Consolidated financial statements, Note 27 'Audit fees' for disclosures related to fees for audit and non-audit services.

Guarantees

Reference is made to the ING Group Consolidated financial statements, Note 41 'Commitments' for disclosures related to issued guarantees.

Claim agreements

In the ordinary course of business ING Group has entered into a number of agreements whereby ING Group are provided indemnifications related to the sale of our past businesses and agreements whereby ING Group made detailed arrangements regarding the allocation and handling of claims.

Fiscal unity

ING Groep N.V. forms a fiscal unity with several Dutch banking entities for corporation tax purposes. ING Groep N.V., ING Bank N.V. and its banking subsidiaries that form part of the fiscal unity are jointly and severally liable for taxation payable by the fiscal unity. Settlements of corporate income tax paid or received are executed by ING Bank N.V.

14 Proposed appropriation of results

For 2025 the Executive Board has, in alignment with ING's distribution policy to pay out 50% of resilient net profit and with the approval of the Supervisory Board, proposed a cash dividend of EUR 1.086 per ordinary share. In August 2025, an interim dividend of EUR 0.35 per ordinary share was paid. Therefore, a final dividend of EUR 0.736 per ordinary share remains. The final dividend will be paid entirely in cash after ratification of the proposal by the General Meeting of Shareholders.

15 Subsequent events

There are no subsequent events to report.

Authorisation of Parent company financial statements

Amsterdam, 23 February 2026

The Supervisory Board
K.K. (Karl) Guha, chairperson
A.M.G. (Mike) Rees, vice-chairperson
J. (Juan) Colombás
M. (Margarete) Haase
L.J. (Lodewijk) Hijmans van den Bergh
H.A.H. (Herman) Hulst
H.H.J.G. (Harold) Naus
A. (Alexandra) Reich
H.W.P.M.A. (Herna) Verhagen
P.H.M. (Petri) Hofsté
S.O. (Stuart) Graham

The Executive Board
S.J.A. (Steven) van Rijswijk, CEO and chairperson
T. (Tanate) Phutrakul, CFO
L. (Ljiljana) Čortan, CRO

Other information and appendices



Independent auditor's report	334
Limited assurance report on the Sustainability statement	343
Limited assurance report on selected non-financial indicators	346
Definitions and context on the non-financial indicators	349
Alternative performance measures	351
Articles of Association - Appropriation of results	392
Risk factors	393
Disclaimer	410



Independent auditor's report

To: the General Meeting of Shareholders and the Supervisory Board of ING Groep N.V.

Report on the audit of the financial statements 2025 included in the annual report

Our opinion
In our opinion:
- the accompanying consolidated financial statements give a true and fair view of the financial position of ING Groep N.V. as at 31 December 2025 and of its result and its cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and with Part 9 of Book 2 of the Dutch Civil Code;
- the accompanying company financial statements give a true and fair view of the financial position of ING Groep N.V. as at 31 December 2025 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

What we have audited
We have audited the financial statements 2025 of ING Groep N.V. (the 'Company' or 'ING Group') based in Amsterdam. The financial statements include the consolidated financial statements and the company financial statements.

The consolidated financial statements comprise:
1. the consolidated statement of financial position as at 31 December 2025;
2. the following consolidated statements for 2025: the statement of profit or loss, the statements of comprehensive income, changes in equity and cash flows; and
3. the notes comprising material accounting policy information and other explanatory information.

The company financial statements comprise:
1. the parent company statement of financial position as at 31 December 2025;
2. the parent company statement of profit or loss and the statement of changes in equity for 2025; and
3. the notes comprising the basis of preparation and other explanatory information.

Basis for our opinion
We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the 'Our responsibilities for the audit of the financial statements' section of our report.

We are independent of ING Groep N.V. in accordance with the 'Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten' (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the 'Verordening gedrags- en beroepsregels accountants' (VGBA, Dutch Code of Ethics).

We designed our audit procedures in the context of our audit of the financial statements as a whole and in forming our opinion thereon. The information in respect of going concern, fraud and non-compliance with laws and regulations, climate-related risks and the key audit matters was addressed in this context, and we do not provide a separate opinion or conclusion on these matters.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Information in support of our opinion

Summary

Materiality
• Group materiality of EUR 350 million (2024: EUR 350 million).
• 3.8% of profit before tax (2024: 3.8% of profit before tax).

Group audit
• Performed audit procedures over 70% of profit before tax.
• Performed audit procedures over 90% of total assets.



Risk of material misstatements related to Fraud, Non-compliance with laws and regulations, Going concern and Climate-related risks

- Fraud risks: presumed risk of management override of controls and the risk of management override over the collective loan loss provisioning identified and incorporated in our audit response.
- Non-compliance with laws and regulations (NOCLAR) risks: our risk assessment procedures related to NOCLAR risks did not result in the identification of a risk of material misstatement of the 2025 financial statements.
- Going concern risks: no going concern risks identified.
- Climate-related risks: our risk assessment procedures did not result in the identification of a risk of material misstatement of the 2025 financial statements.

Key audit matters

- Assessment of expected credit losses on loans and advances to customers and loans and advances to banks.
- User access and change management.

Materiality

Based on our professional judgement we determined the materiality for the financial statements as a whole at EUR 350 million (2024: EUR 350 million). The materiality is determined with reference to profit before tax and represents 3.8% (2024: 3.8%) of that number. We consider profit before tax as the most appropriate benchmark based on our assessment of the general information needs of the users of the financial statements and given the fact that ING Group is a profit-oriented listed entity. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the Audit Committee of the Supervisory Board that misstatements identified during our audit in excess of EUR 17.5 million (2024: EUR 17.5 million) would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

ING Group is at the head of a group of components. The financial information of this group is included in the consolidated financial statements of ING Group.

ING Group is structured in six segments: Retail Netherlands, Retail Belgium, Retail Germany, Retail Other, Wholesale Banking and Corporate Line, each comprising of multiple legal entities and/or covering different countries.

Because we are ultimately responsible for the group audit, we are responsible for directing, supervising and performing the group audit. In this respect, we have determined the nature and extent of audit procedures to be carried out for group entities or so-called components.

We performed risk assessment procedures throughout our audit to determine which of ING Group's components are likely to include risks of material misstatement to the 2025 financial statements. To appropriately respond to those assessed risks, we planned and performed further audit procedures, either at component level or centrally. Across 16 countries we identified 23 components associated with a risk of material misstatement. For 17 out of these 23 components we involved component auditors. We as group auditor audited the remaining components.

In supervising and directing our component auditors, we:
- Held our annual planning conference in The Netherlands, for material components in scope of the group audit. Besides discussing our risk assessment and audit approach with our component auditors, our component auditors were also directly informed by ING's senior management on current internal and external developments relevant to ING Group.
- Held risk assessment discussions with component auditors to obtain their input and to identify matters relevant to the group audit.

- All components in scope for group reporting are audited by KPMG member firms. We sent detailed audit instructions to all component auditors, covering significant areas such as the identified risks of material misstatement on a group level and further set out the information that is required to be reported to the group audit team. We received written communication about the results of the work performed at the component level.
- We set component performance materiality levels considering the component's size and risk profile. Component materiality ranges from EUR 53 million to EUR 125 million, based on the mix of their relative size and the nature of the risks of material misstatements identified for the components, in order to reduce aggregation risk to an acceptable level.
- We held conference calls and/or had remote meetings with the audit teams of our components and attended closing meetings with management for components in The Netherlands, Belgium and Germany. During these meetings and calls, planning, risk assessment, procedures performed, findings and observations reported to the group auditor were discussed in detail and any further work deemed necessary by the group audit team was then performed.
- Inspected the work performed by component auditors in the Netherlands, Belgium, Germany, Poland and the United States and evaluated the appropriateness of audit procedures performed and conclusions drawn from the audit evidence obtained, and the relation between communicated findings and work performed. In our inspection we mainly focused on expected credit losses on loans and advances to customers as well as procedures performed to address the risk of management override.
- We performed on site visits of components in Belgium, Luxembourg, Germany, Poland, Spain and the United States.



The consolidation of the financial information of components in the group, the preparation of the disclosures in the financial statements and certain accounting topics that are performed on a group level were further covered by the group audit team. Procedures performed by the group audit team included, but were not limited to substantive procedures with respect to equity and certain elements of the expected credit loss provisioning process.

We have performed audit procedures for 70% of Group profit before tax (2024: 72%) and 90% of Group total assets (2024: 90%). At group level, we assessed the aggregation risk in the remaining financial information and concluded that there is a less than reasonable possibility of a material misstatement.

We consider that the scope of our group audit forms an appropriate basis for our audit opinion. Through performing the procedures mentioned above we obtained sufficient and appropriate audit evidence about the Group's financial information to provide an opinion on the financial statements as a whole.

Audit response to the risk of fraud and non-compliance with laws and regulations

Introduction
In the Chapter 'Risk management', specifically the sections 'Non-financial risk' and Compliance risk' of the annual report and note 42 of the financial statements, the Executive Board describes its procedures in respect of the risk of fraud and non-compliance with laws and regulations. In the Supervisory Board report the assessment in respect of these topics is described.

As part of our audit, we have gained insights into the Company and its business environment and the Company's risk management in relation to fraud and non-compliance.

Our procedures included, among other things, assessing the Company's code of conduct, whistleblowing procedures, incidents

register and its procedures to investigate indications of possible fraud and non-compliance. Furthermore, we performed relevant inquiries with management, the Audit Committee of the Supervisory Board and other relevant functions, such as Internal Audit, Legal Counsel and Compliance. We corroborated these inquiries with the results of our inspection of correspondence with relevant supervisory authorities and regulators. We have also incorporated elements of unpredictability in our audit, such as making changes to our high-risk criteria that we applied to journal entry testing, varying the timing of audit procedures including testing of controls and involving forensic specialists in our audit procedures.

Non-compliance with laws and regulations
As a result of our risk assessment, we identified the following laws and regulations as those most likely to have a material effect on the financial statements in case of non-compliance:
- fraud, corruption and anti-bribery law (reflecting the Company's significant and geographically diverse nature of operations and clients);
- data protection law (reflecting the processing of sensitive data inherent to the Company's business activities);
- prudential and supervision regulations (reflecting the Company's nature of operations);
- anti-money laundering and anti-terrorist financing law (reflecting the Company's involvement in a number of ongoing investigations and (regular) inspections by national competent authorities);
- sanction law (reflecting the Company's significant and geographically diverse nature of operations and clients).

Our procedures did not result in the identification of a reportable risk of material misstatement in respect of non-compliance with laws and regulations.

Fraud risk
We assessed the presumed fraud risk on revenue recognition as not significant as the accounting of interest income and commission income is based on automatically generated accruals based on static data taken from the source systems and therefore contains routine

transactions not subject to management judgement. Furthermore, the contracts used in the financial sector generally use standardised definitions which reduce the complexity of revenue recognition to a low level.

Based on the above and on the auditing standards, we identified the following fraud risks that are relevant to our audit and responded as follows:

- *Management override of controls (presumed fraud risk)*

Management is in a unique position to manipulate accounting records and prepare fraudulent financial statements by overriding controls that otherwise appear to be operating effectively, such as reporting fictitious journal entries.

We evaluated the design and the implementation and tested the operating effectiveness of internal controls that mitigate fraud risks, such as processes related to journal entries and estimates related to loan loss provisions. We also performed a data analysis of high-risk journal entries and evaluated key estimates and judgments for bias by the Company's management. Where we identified instances of unexpected journal entries or other risks through our data analytics, we performed additional audit procedures to address each identified journal entry, including testing of transactions back to source information.

- *Management override of collective loan loss provisioning (ECL)*

With respect to the fraud risks and responses for management override of Expected Credit Loss (ECL) provision results, we refer to the Key audit matter 'Assessment of Expected Credit Losses on loans and advances to customers and loans and advances to banks'.

Our evaluation of procedures performed in relation to fraud and non-compliance with laws and regulations did not result in an additional key audit matter. Our audit procedures did not reveal indications and/or



reasonable suspicion of fraud and non-compliance that are considered material for our audit.

We communicated our risk assessment, audit responses and results to the Executive Board and the Audit Committee of the Supervisory Board.

Audit response to going concern
As explained on page 226 of the financial statements, the Executive Board has performed its going concern assessment and has not identified a going concern risk. To assess the Executive Board's assessment, we have performed, inter alia, the following procedures:
- we considered whether the Executive Board's assessment of the going concern risks includes all relevant information of which we are aware as a result of our audit;
- we considered whether the developments in interest rates, geopolitical uncertainty and risks of disruption due to innovation and the emergence of new competitors from the technology sector indicate a going concern risk;
- we analysed the Company's financial position as at year-end and compared it to the previous financial year in terms of indicators that could identify going concern risks; and
- we inspected regulatory correspondence to obtain an understanding of the Company's capital and liquidity position, that underpins management's assessment of the going concern assumption for financial reporting.

The outcome of our risk assessment procedures on the going concern assessment, including our consideration of findings from our audit procedures on other areas, did not give reason to perform additional audit procedures on the Executive Board's going concern assessment.

Audit response to climate-related risks
In planning our audit, we considered the potential impact of risks arising from climate change on the Company's business and its financial statements. The Company has set out its commitments and ambitions relating to climate change in the chapters 'Strategy, business model and value chain' ('Sustainability at the heart'), 'Sustainability Statement' and 'Risk management' ('Environmental, social and governance (ESG) risk')

of the annual report. Besides reaching net zero in its own operations, the Company focusses on three action areas: helping its clients to transition to low-carbon business models; building up ING Group's financing of new technologies and sustainable systems; and finding new ways to enable people to play their part in the transition.

Management assessed, against the background of the Company's business and operations, how climate-related risks and opportunities, and the Company's own commitments and ambitions, could have a significant impact on its business or could impose the need to modify its strategy and operations. Management has considered the impact of both transition and physical risks on the financial statements in accordance with the applicable financial reporting framework, more specifically the impact on expected credit losses ('ECL') on loans and advances, as described in the section 'Risk management – Climate and environmental risks in IFRS 9 models' of the annual report.

Management prepared the financial statements, including considering whether the implications from climate-related risks and commitments and the current financial effects relating to sustainability matters as disclosed in the Sustainability statement have been appropriately accounted for and disclosed.

As part of our audit, we assessed whether the impact of climate-related risk and the Company's commitments and ambitions in respect of climate change could result in a risk of material misstatement of the 2025 financial statements that requires a response in our audit. We performed the following:

- To understand management's processes:
  - o we performed an analysis of the external environment and obtained an understanding of relevant sustainability themes and issues relevant for the Company;
  - o we made inquiries with the Executive Board, other senior management, members of the ESG Committee and the Audit Committee of the Supervisory Board;

  - o we have inspected minutes (such as of the Executive Board, the Management Board Banking and the Supervisory Board) and documents relevant for assessing the climate-related risks in the audit;
  - o we inspected regulatory correspondence to obtain an understanding of how climate risk impacts financial reporting and specifically credit risk;
  - o we gained an understanding whether any current and/or future regulations may impact ING, such as greenhouse gas emission regulations, potential increases in taxes on certain products and future climate reporting obligations; and
  - o we gained an understanding of the Company's Net Zero alignment pathways, including the intermediate target setting for 2030.
- The Company has disclosed that it has prepared its Sustainability Statement in accordance with the European Sustainability Reporting Standards (ESRS). We have read, and considered as part of our risk assessment, this Sustainability Statement, which includes information over material sustainability matters relating to material impacts, risks and opportunities relating to climate change. As part of this, we have read and considered the information reported over the connectivity of the Sustainability Statement with the financial statements. We specifically considered the current financial effects of sustainability matters, such as the impact on ECL on loans and advances as included in the section 'Financial effects and resiliency' on page 105 of the annual report.
- We have evaluated climate related fraud risk factors, such as management board remuneration being linked to climate related KPIs. This did not result in an additional key audit matter.
- We inquired with the Legal Counsel on any climate risk related allegations and claims against the Company, as disclosed in Note 42 Legal Proceedings.
- We used our credit risk modelling experts to assist in gaining understanding how climate-related risks are of impact on the expected credit loss estimation, including the credit risk models, as determined by the Company.

- We challenged the Company's conclusion, as included in the sections 'Financial effects and resiliency' and 'Climate and environmental risks in IFRS 9 models' on pages 105 and 180 of the annual report that:
  - o part of the impact of climate risk on ECL is not explicitly observable but is embedded in other credit-risk drivers such as macro-economic forecasts and relevant risk parameters that are inputs into (IFRS 9 ECL) credit risk models.
  - o the effect of physical climate risk (except for events that have already occurred) is expected to become financially significant on the longer-term horizon. It therefore does not impact ECL for ING's predominantly short and medium-term loan book.
  - o at this point the impact of climate-related risk on ECL can only be separated for physical climate risks that have already occurred and the ECL from the transition risks of clients in certain high greenhouse gas-emitting sectors for which management recorded an adjustment to the model based ECL.

Based on our risk assessment procedures, we did not identify a risk of material misstatement specific to climate-related risk, including on the determination of expected credit losses on loans and advances. As a result, no further audit response was considered necessary and hence reflected in our key audit matters.

Furthermore, we have read the 'Other information', including the information over material sustainability matters relating to material impacts, risks and opportunities relating to climate change as included in the annual report and considered whether such information contains material inconsistencies with the financial statements or our knowledge obtained through the audit, in particular as described above and our knowledge obtained otherwise.

Our key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Audit Committee of the Supervisory Board. The key audit matters are not a comprehensive reflection of all matters discussed.

Assessment of expected credit losses on loans and advances to customers and loans and advances to banks

Description

As discussed in the Credit Risk section on pages 164 to 191 and in Note 3 and Note 7 in the consolidated financial statements, the Loans and advances to customers amount to EUR 722 billion and loans and advances to banks amount to EUR 21 billion as at 31 December 2025. These loans and advances are measured at amortised cost, less expected credit losses ('ECL') of EUR 5.9 billion. For collectively determined ECL, management uses models that estimate expected credit losses using three components: probability of default ('PD'), loss given default ('LGD') and exposure at default ('EAD'). Management also applied forward looking economic scenarios with associated weights. Relevant macroeconomic factors include the gross domestic product ('GDP'), house price index ('HPI') and the unemployment rate.

The current economic conditions, most notably the heightened geopolitical tensions, are outside the bounds of historical experience used to develop ECL model methodologies and result in greater uncertainties to estimate ECLs. These uncertainties are considered by management in their assessment of whether judgemental overlays to model-based provisions need to be applied. For individually determined provisions, management estimates ECL using the amount and timing of future expected recovery scenarios and applying probability weights if more than one recovery scenario is present.

Our response

Based on our risk assessment procedures, including those in relation to the impact of climate-related risk on ECL as described in the section 'Audit response to climate-related risks', we identified the assessment of ECL on loans and advances to customers and loans and advances to banks as a key audit matter. Predominantly, because of the significant and complex auditor judgment and specialised skills and knowledge required to evaluate the following elements of the overall ECL estimate:
- The judgements used to develop the model-driven PD and LGD parameters.
- The use of forward-looking macroeconomic forecasts in ECL, including determining macroeconomic factors such as GDP, HPI and unemployment rate.
- The consistent identification and application of criteria for identifying significant increase in credit risk ('SICR').
- The determination of management overlays to the modelled ECL considering the volatility and uncertainty in the economic environment combined with the delay in which the models capture emerging risks.
- The determination of the amount and timing of expected future recovery cash flows for individual loan provision assessments for impaired loans and advances and the probability weights applied in case of more than one recovery scenario.

The following are the primary procedures we performed to address this key audit matter.
- We evaluated the design and tested the operating effectiveness of certain internal controls related to the estimation of ECL for loans and advances to customers and loans and advances to banks. This included controls relating to the selection of key assumptions (including PD, LGD and macroeconomic forecasts), review and authorisation of model outputs, governance and monitoring of the ECL process, determination of credit risk ratings, the estimation of future recovery cash flows of individual loan loss provisions and associated scenario weights assigned and the determination of management overlays to the modelled ECL.



- We involved credit risk professionals with specialised skills and knowledge who assisted in evaluating the assumptions used to determine the PD and LGD parameters in models used by the Company to determine the collective provisions, including the evaluation of the recalibrated and redeveloped credit risk models. This included reperforming back-testing of certain models to evaluate the current model performance and evaluation of the identification of SICR in loans and advances by challenging the scope of management's criteria used in staging assessments, consistent application of the thresholds applied within each criterion, and the ability of staging criteria to identify SICR prior to loans and advances being credit impaired. In addition, the credit risk professionals assisted in testing management overlays recorded.
- We involved economic professionals with specialised skills and knowledge, who assisted in assessing the Company's methodology to determine the macroeconomic forecasts used in determining the ECL. We tested the reasonableness of management's forecasts against other external benchmarks and our own internal forecasts.
- We involved valuation and credit risk professionals with specialised skills and knowledge, who assisted in assessing the methodologies, cash flows and collateral values used in expected future recovery cash flow assessments of individual loan loss provisions for impaired loans and advances and in challenging management's use of recovery scenarios and expected cash flows by comparing against industry trends and comparable benchmarks and recalculating recovery amounts.

Our observation

Based on our procedures performed, we found management's overall assessment relating to the valuation of loans and advances to customers and banks within an acceptable range and adequately disclosed in Note 3 and Note 7 of the consolidated financial statements.

User access and change management supporting consistent operation of automated controls.

Description

ING Group is highly dependent on its IT environment for the continuity of operations and reliability of financial reporting. The IT environment of ING Group evolves over time, which includes the implementation of tooling to support automated control execution related to user access and change management of IT assets. We consider general IT controls, and in particular user access and change management controls, that support the effective operations of automated controls a key audit matter.

Our response

Our audit approach relies to a large extent on the operating effectiveness of automated controls, which are dependent on user access and change management general IT controls to operate effectively. With the support of our IT auditors, we test the design, implementation and operating effectiveness of automated controls and general IT controls for applications, databases, operating systems and supporting tooling. The general IT controls include access provisioning, high privileged user access and monitoring, and the testing and approval of changes prior to implementation.

Our audit procedures identified deficiencies in high privileged user access and monitoring in several systems, including access to modify configurations, deploy code and/or change data. These deficiencies were similar in nature, however due to management's progress in remediation less severe compared to prior year. Since these deficiencies were open during (some of) the year, we performed additional procedures to respond to the risk of unauthorised and/or unintentional access or changes to automated controls and/or data. These procedures included testing compensating controls implemented by management and additional substantive procedures when necessary.

Our observation

Our testing of controls and additional substantive procedures did not identify unauthorised user activities in the systems relevant to financial reporting which would have required us to significantly expand the extent of our planned detailed testing.

Report on the other information included in the annual report

In addition to the financial statements and our auditor's report thereon, the annual report contains other information.

Based on the following procedures performed, we conclude that the other information:
- is consistent with the financial statements and does not contain material misstatements; and
- contains the information as required by Part 9 of Book 2 of the Dutch Civil Code for the management report and other information.

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements.

By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is less than the scope of those performed in our audit of the financial statements.

The Executive Board is responsible for the preparation of the other information, including the information as required by Part 9 of Book 2 of the Dutch Civil Code.



Report on other legal and regulatory requirements and ESEF

Engagement
We were initially appointed by the General Meeting of Shareholders as auditor of ING Groep N.V. on 11 May 2015, as of the audit for the year 2016 and have operated as statutory auditor ever since that financial year. We have been reappointed by the General Meeting of Shareholders on 24 April 2023 to continue to serve ING Group as its external auditor for the financial years 2024 and 2025. Due to the legally required mandatory audit firm rotation requirements in the Netherlands, our mandate has ended upon completion of the audit of the 2025 financial statements.

No prohibited non-audit services
We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audits of public-interest entities.

Services rendered
For the period to which our statutory audit relates, in addition to this audit, we have provided the following services to the Company and its controlled undertakings:
• agreed-upon procedures and assurance engagements for the benefit of external stakeholders, largely driven by regulatory requirements and ING Group's voluntary preparation of a Sustainability statement in accordance with the ESRS in anticipation of the transposition of the CSRD into Dutch law.

European Single Electronic Format (ESEF)
The Company prepared its annual report in ESEF. The requirements for this are set out in the Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (hereinafter: the RTS on ESEF).

In our opinion the annual report prepared in XHTML format, including the (partly) marked-up consolidated financial statements as included in the reporting package by ING Group, complies in all material respects with the RTS on ESEF.

The Executive Board is responsible for preparing the annual report including the financial statements in accordance with the RTS on ESEF, whereby the Executive Board combines the various components into one single reporting package.

Our responsibility is to obtain reasonable assurance for our opinion whether the annual report in this reporting package complies with the RTS on ESEF. We performed our examination in accordance with Dutch law, including Dutch Standard 3950N 'Assurance-opdrachten inzake het voldoen aan de criteria voor het opstellen van een digitaal verantwoordingsdocument' (assurance engagements relating to compliance with criteria for digital reporting). Our examination included among others:
• Obtaining an understanding of the entity's financial reporting process, including the preparation of the reporting package.
• Identifying and assessing the risks that the annual report does not comply in all material respects with the RTS on ESEF and designing and performing further assurance procedures responsive to those risks to provide a basis for our opinion, including:
  - obtaining the reporting package and performing validations to determine whether the reporting package containing the Inline XBRL instance document and the XBRL extension taxonomy files have been prepared in accordance with the technical specifications as included in the RTS on ESEF; and
  - examining the information related to the consolidated financial statements in the reporting package to determine whether all required mark-ups have been applied and whether these are in accordance with the RTS on ESEF.

Description of responsibilities regarding the financial statements

Responsibilities of the Executive Board and the Supervisory Board for the financial statements
The Executive Board is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the Executive Board is responsible for such internal control as the Executive Board determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error. In that respect the Executive Board, under supervision of the Supervisory Board, is responsible for the prevention and detection of fraud and non-compliance with laws and regulations, including determining measures to resolve the consequences of it and to prevent recurrence.

As part of the preparation of the financial statements, the Executive Board is responsible for assessing the Company's ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Executive Board should prepare the financial statements using the going concern basis of accounting unless the Executive Board either intends to liquidate the Company or to cease operations or has no realistic alternative but to do so. The Executive Board should disclose events and circumstances that may cast significant doubt on the Company's ability to continue as a going concern in the financial statements.

The Supervisory Board is responsible for overseeing the Company's financial reporting process.

Our responsibilities for the audit of the financial statements
Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.



Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

A further description of our responsibilities for the audit of the financial statements is included in the appendix of this auditor's report. This description forms part of our auditor's report.

Utrecht, 23 February 2026

KPMG Accountants N.V.

P.A.M. de Wit RA

Appendix:

Description of our responsibilities for the audit of the financial statements



Appendix

Description of our responsibilities for the audit of the financial statements

We have exercised professional judgement and have maintained professional scepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included among others:
- identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than the risk resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;
- evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Executive Board;
- concluding on the appropriateness of the Executive Board's use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause a company to cease to continue as a going concern;
- evaluating the overall presentation, structure and content of the financial statements, including the disclosures; and

- evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We are responsible for planning and performing the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the financial statements. We are also responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We bear the full responsibility for the auditor's report.

We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit. In this respect we also submit an additional report to the audit committee in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audits of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor's report.

We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Supervisory Board, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.



Limited assurance report on the Sustainability statement

To: the Supervisory Board of ING Groep N.V.

Our conclusion

We have performed a limited assurance engagement on the Sustainability statement 2025 of ING Groep N.V. ('ING Group' or 'the Company') based in Amsterdam, the Netherlands. The Sustainability statement includes the sections 'Highlights of 2025', 'General information', 'Environment', 'Social', 'Governance', and the chapter 'Sustainability information', included in the section 'Other information and appendices' ('the Appendix'), as well as the information incorporated by reference in the Sustainability statement (collectively: 'the Sustainability statement').

Based on the procedures performed and the assurance evidence obtained, nothing has come to our attention that causes us to believe that the Sustainability statement is not, in all material respects:
- prepared in accordance with the European Sustainability Reporting Standards (ESRS) as adopted by the European Commission and in accordance with the Double Materiality Assessment process carried out by ING Group to identify the information reported pursuant to the ESRS; and
- compliant with the reporting requirements pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation).

Basis for our conclusion

We performed our limited assurance engagement on the Sustainability statement in accordance with Dutch law, including Dutch Standard 3810N 'Assurance-opdrachten inzake duurzaamheids-verslaggeving' (Assurance engagements relating to sustainability reporting) which is a specified Dutch standard that is based on the International Standard on Assurance Engagements (ISAE) 3000 (Revised) 'Assurance engagements other than audits or reviews of historical financial information'. Our responsibilities under this standard are further described in the section 'Our responsibilities for the assurance engagement for the Sustainability statement' section of our report.

We are independent of ING Group in accordance with the 'Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten' (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence). Furthermore, we have complied with the 'Verordening gedrags- en beroepsregels accountants' (VGBA, Dutch Code of Ethics for Professional Accountants).

We believe the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Inherent limitations in preparing the Sustainability statement

In the paragraph 'Uncertainties and estimations' within the section 'General information' of the Sustainability statement, the paragraph 'Technical notes to the sector transition plan' and the paragraph 'Technical notes to the EU Taxonomy reporting' in the section 'Other information and appendices', quantitative metrics and monetary amounts are identified that are subject to a high level of measurement uncertainty (including uncertainty with respect to data) and information is disclosed about the sources of measurement uncertainty and the assumptions, approximations and judgements the Company has made in measuring these in compliance with the ESRS.

The Sustainability statement may not include every impact, risk and opportunity or additional entity-specific disclosure that each individual stakeholder (group) may consider important in its own particular assessment.

In reporting forward-looking information in accordance with the ESRS, the Executive Board is required to prepare the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the Company. The actual outcome is likely to be different since anticipated events frequently do not occur as expected. Forward-looking information relates to events and actions that have not yet occurred and may never occur.



Responsibilities of the Executive Board and Supervisory Board for the Sustainability statement

The Executive Board is responsible for the preparation of the Sustainability statement in accordance with the ESRS, including the double materiality assessment process carried out by ING Group as the basis for the Sustainability statement and disclosure of material impacts, risks and opportunities in accordance with the ESRS. As part of the preparation of the Sustainability statement, the Executive Board is responsible for compliance with the reporting requirements pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation). The Executive Board is also responsible for selecting and applying additional entity-specific disclosures to enable users to understand ING Group's sustainability-related impacts, risks or opportunities and for determining that these additional entity-specific disclosures are suitable in the circumstances and in accordance with the ESRS.

Furthermore, the Executive Board is responsible for such internal control as it determines is necessary to enable the preparation of a Sustainability statement that is free from material misstatement, whether due to fraud or error.

The Supervisory Board is responsible for overseeing the sustainability reporting process including the double materiality assessment process carried out by ING Group.

Our responsibilities for the assurance engagement for the Sustainability statement

Our responsibility is to plan and perform the assurance engagement in a manner that allows us to obtain sufficient and appropriate assurance evidence for our conclusion.

Our assurance engagement is aimed to obtain a limited level of assurance that the Sustainability statement is free from material misstatement. The procedures vary in nature and timing from, and are less in extent, than for a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

We apply the quality management requirements pursuant to the Nadere voorschriften kwaliteitsmanagement (NVKM, regulations for quality management) and accordingly maintain a comprehensive system of quality management including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

The references to external sources or websites in the sustainability information are not part of the sustainability information as included in the scope of our assurance engagement.

Our limited assurance engagement included among others:
• Performing inquiries and an analysis of the external environment and obtaining an understanding of relevant sustainability themes and issues, the characteristics of ING Group, its activities and the value chain and its key intangible resources, in order to assess the double materiality assessment process carried out by ING Group as the basis for the Sustainability statement and disclosure of all material sustainability-related impacts, risks and opportunities in accordance with the ESRS.

• Obtaining through inquiries a general understanding of the internal control environment, ING Group's processes for gathering and reporting entity-related and value chain information, and the information systems. We furthermore obtained an understanding of ING Group's risk assessment process relevant to the preparation of the Sustainability statement and for identifying ING Group's activities, determining eligible and aligned economic activities and prepare the disclosures pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation). We performed these procedures without obtaining assurance evidence about the implementation, or testing the operating effectiveness, of controls.
• Assessing the double materiality assessment process carried out by ING Group and identifying and assessing areas of the Sustainability statement, including the disclosures pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), where misleading or unbalanced information or material misstatements, whether due to fraud or error, are likely to arise ('selected disclosures'). We designed and performed further assurance procedures aimed at assessing that the Sustainability statement is free from material misstatement responsive to this risk analysis.
• Considering whether the description of the double materiality assessment process in the Sustainability statement made by management appears consistent with the process carried out by ING Group.
• Performing analytical review procedures on quantitative information in the Sustainability statement, including consideration of data and trends.
• Assessing whether ING Group's methods for developing estimates are appropriate and have been consistently applied for selected disclosures. We considered data and trends, however, our procedures did not include testing the data on which the estimates are based or separately developing our own estimates against which to evaluate management's estimates.
• Analysing, on a limited sample basis, relevant internal and external documentation available to ING Group (including publicly available information or information from actors throughout its value chain) for selected disclosures.

ING Group Annual Report 2025   Contents   ING at a glance   Strategy, business model and value creation   Our financial performance   Our leadership and corporate governance   Sustainability statement   Capital Management   Risk Management   Consolidated financial statements   Parent company financial statements   Other information and appendices   345



- Reading the other information in the annual report to identify material inconsistencies, if any, with the Sustainability statement.
- Considering whether:
  ◦ the disclosures provided to address the reporting requirements pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation) for each of the environmental objectives, reconcile with the underlying records of the Company and are consistent or coherent with the Sustainability statement;
  ◦ the disclosures provided to address the reporting requirements pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation) appear reasonable, in particular whether the eligible economic activities meet the cumulative conditions to qualify as aligned and whether the technical screening criteria are met; and
  ◦ the key performance indicators disclosures have been defined and calculated in accordance with the Taxonomy reference framework and in compliance with the reporting requirements pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), including the format in which the activities are presented.
- Considering the overall presentation, structure and the fundamental qualitative characteristics of information (relevance and faithful representation: complete, neutral and accurate) reported in the Sustainability statement, including the reporting requirements pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation); and
- Considering, based on our limited assurance procedures and evaluation of the assurance evidence obtained, whether the Sustainability statement as a whole, is free from material misstatement and prepared in accordance with the ESRS.

Utrecht, 23 February 2026

KPMG Accountants N.V.

P.A.M. de Wit RA



KPMG

Limited assurance report on selected non-financial indicators

To: the Supervisory Board of ING Groep N.V.

Our Conclusion

We have performed a limited assurance engagement on selected non-financial indicators for the year ended 31 December 2025 as included in the table on page 349 of the 2025 Annual Report of ING Groep N.V. ('ING Group') based in Amsterdam, The Netherlands.

Based on the procedures performed and the assurance information obtained, nothing has come to our attention that causes us to believe that the selected non-financial indicators in the accompanying annual report are not, in all material respects, prepared in accordance with the applicable criteria as included in the section 'Criteria'.

The selected non-financial indicators consist of the following:

- Mobile primary customers Private Individuals (mln);
- Mobile preferred channel;
- Net promoter score Retail Banking;
- Net promoter score Wholesale Banking;
- Digi index score;
- Channel availability Wholesale Banking
  - Inside business payments;
  - Inside business connect;
- Channel availability Retail Banking;
- ING private cloud (IPC) adaption ratio;
- Shared engineering adaption ratio
- Use of touchpoint platform;
- Number of inbound calls reduction;
- Own footprint (kt Co_2e).

Basis for our conclusion

We performed our limited assurance engagement on the selected non-financial indicators in accordance with Dutch law, including Dutch Standard 3000A 'Assurance-opdrachten anders dan opdrachten tot controle of beoordeling van historische financiële informatie (attest-opdrachten)' (assurance engagements other than audits or reviews of historical financial information (attestation engagements)). This engagement is aimed to obtain limited assurance.

Our responsibilities under this standard are further described in the section 'Our responsibilities for the assurance engagement on selected non-financial indicators' section of our report.

We are independent of ING Groep N.V. in accordance with the 'Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten' (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence). Furthermore, we have complied with the 'Verordening gedrags- en beroepsregels accountants' (VGBA, Dutch Code of Ethics for Professional Accountants).

We believe the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Criteria

The reporting criteria used for the preparation of the selected non-financial indicators are the applied internal reporting criteria as disclosed in 'Definitions and context on the non-financial indicators', as a part of 'Other information and appendices' (pages 349 and 350) of the 2025 Annual Report.

The selected non-financial indicators need to be read and understood together with the criteria applied.

Materiality

Based on our professional judgement we determined materiality levels for each of the selected non-financial indicators. When evaluating our materiality levels, we have taken into account quantitative and qualitative aspects as well as the relevance of information for both stakeholders and ING Group.

We agreed with the Supervisory Board that misstatements that are identified during the limited assurance engagement and that in our view must be reported on quantitative or qualitative grounds, would be reported to them.

Limitations to the scope of our assurance engagement

The selected non-financial indicators include prospective information such as ambitions, strategy, plans, expectations and estimates. Inherent to prospective information, the actual future results are uncertain. We do not provide any assurance on the assumptions and achievability of prospective information.

The references to external sources or websites in the selected non-financial indicators are not part of the selected non-financial indicators itself as reviewed by us. We therefore do not provide assurance on this information.

Our conclusion is not modified in respect to these matters.



Responsibilities of the Executive Board and Supervisory Board for the selected non-financial indicators

The Executive Board is responsible for the preparation and fair presentation of the selected non-financial indicators in accordance with the criteria as included in the section 'Criteria'. The Executive Board is also responsible for selecting and applying the criteria and for determining that these criteria are suitable for the legitimate information needs of stakeholders, considering applicable law and regulations related to reporting.

Furthermore, the Executive Board is responsible for such internal control as it determines is necessary to enable the preparation of the selected non-financial indicators that are free from material misstatement, whether due to fraud or error.

The Supervisory Board is responsible for overseeing the selected non-financial indicators reporting process of ING Group.

Our responsibilities for the assurance engagement on the selected non-financial indicators

Our responsibility is to plan and perform the assurance engagement in a manner that allows us to obtain sufficient and appropriate assurance evidence for our conclusion.

Our assurance engagement is aimed to obtain a limited level of assurance to determine the plausibility of the selected non-financial indicators. The procedures vary in nature and timing from, and are less in extent, than for a reasonable assurance engagement. The level of assurance obtained in a limited assurance engagement is therefore substantially less than the assurance that is obtained when a reasonable assurance engagement is performed.

We apply the 'Nadere Voorschriften Kwaliteitssystemen' (NVKS, Regulations for Quality management systems) and accordingly maintain a comprehensive system of quality management including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Our assurance engagement included among others:
- Performing an analysis of the external environment and obtaining an understanding of how it may impact the selected non-financial indicators, and the characteristics of ING Group.
- Evaluating the appropriateness of the criteria applied, their consistent application and related disclosures of the selected non-financial indicators. This includes the evaluation of the reasonableness of estimates made by the Executive Board.
- Obtaining through inquiries a general understanding of the internal control environment, the reporting processes, the information systems and the entity's risk assessment process relevant to the preparation of the selected non-financial indicators, without obtaining assurance information about the implementation or testing the operating effectiveness of controls.
- Identifying areas of the selected non-financial indicators where misleading or unbalanced information or a material misstatement, whether due to fraud or error, is likely to arise.
- Designing and performing further assurance procedures aimed at determining the plausibility of the selected non-financial indicators responsive to this risk analysis. These procedures consisted amongst others of:
  ◦ obtaining inquiries from management and/or relevant staff at group (and local) level responsible for the strategy, policy and results of the selected non-financial indicators;
  ◦ obtaining inquiries from relevant staff responsible for providing the information for, carrying out internal control procedures on, and consolidating the data in the selected non-financial indicators;
  ◦ reviewing the suitability of assumptions and sources from third parties used for the calculation of the non-financial indicators;

  ◦ obtaining assurance evidence that the selected non-financial indicators reconcile with underlying records of ING Group;
  ◦ reviewing, on a limited test basis, relevant internal and external documentation.
- Reading the information in the Annual Report which is not included in the scope of our assurance engagement to identify material inconsistencies, if any, with the selected non-financial indicators.
- Considering the overall presentation and balanced content of the selected non-financial indicators.
- Considering whether the selected non-financial indicators are clearly and adequately disclosed in accordance with applicable criteria.

We communicate with the Executive Board and Supervisory Board regarding, among other matters, the planned scope and timing of the assurance engagement and significant findings that we identify during our assurance engagement.

Utrecht, 23 February 2026

KPMG Accountants N.V.

P.A.M. de Wit RA

Appendix to the Executive Board report

The following appendices are related to the information as presented in our Executive Board report, including the 'Sustainability statement', and aim to provide the reader of the report with more detailed information.

It provides definitions for the identified metrics and, when applicable, more elaborate contextualisation and technical information on the methodologies, assumptions and estimates used. The information is an integral part of the Executive Board report and should be read alongside the disclosures presented therein.

Definitions and context on the non-financial indicators   349
Alternative performance measures   351

Sustainability information   353
Reference index Sustainability information   353
Definitions of environment, social and governance metrics   360
Technical notes to the double materiality assessment   362
Technical notes to the sector transition plan   364
Technical notes to financed and facilitated emissions   369
Technical notes to the EU Taxonomy reporting   370
List of datapoints in cross-cutting and topical standards that derive from other EU legislation   372

EU Taxonomy - Mandatory templates for the KPIs of Credit Institutions 376

Definitions and context on the non-financial indicators

This section of the appendix aims to provide the reader details on the non-financial indicators (NFI's), in scope of the limited assurance of our external auditor (KPMG). These NFI's are presented throughout the strategy, business model and value creation section.

Non-financial indicators	2025	2024
Mobile primary customers Private Individuals (mln)	15.4	14.4
Mobile preferred channel	87 %	84 %
Net promoter score Retail Banking	number one in five retail markets	number one in five retail markets
Net promoter score Wholesale Banking	77	74
Digi index score	81.8 %	77.2 %
Channel availability wholesale banking		
– Inside business payments	99.97 %	99.82 %
– Inside business connect	99.99 %	100 %
Channel availability retail banking	99.89 %	99.86 %
ING private cloud adaption ratio	68 %	67 %
Shared engineering adaption ratio	90 %	85 %
Use of touchpoint platform	81 %	75 %
Number of inbound calls reduction	43 %	26 %
Own footprint (kt Co$_2$e)	44	49

Mobile primary customers

Primary retail customers who have at least one mobile interaction in the quarter with ING. A mobile interaction is defined as a login to the mobile app or through the website via a mobile device (m-site). Primary customers are retail customers (private individuals only) having an active payment account with recurrent income and at least one other active product category on the reporting date.

Mobile preferred channel

This represents the percentage of customers who predominantly use mobile to interact with us versus other channels such as interactions via our website, call centres and branches. Mobile represents the logins (contacts) to the mobile app and those logins to the m-site (mobile device login through the website) done by retail operative private individual customers in a quarter.

Net promoter score

The net promoter score is a measure for customer satisfaction and loyalty. The measure is derived from the survey question on the scale from 0 (not at all) to 10 (extremely likely): 'How likely is it that you would recommend a product or brand to a friend, family member or colleague?' (RB) and 'how likely are you to recommend ING to a colleague or business partner?' (WB). The score is calculated as the difference between the percentage of promoters (who rate ING as 9 or 10), and detractors (rating ING with a score of 6 or below).

Digi index score

The basis of Digi index concerns the straight through process (STP) percentage of the volume of a customer journey handled without any manual intervention. In 2025, the STP is calculated for 31 global processes for our retail countries the Netherlands, Belgium, Germany, Poland, Spain, Italy, Romania, Türkiye and Australia, covering processes such as daily banking, insurance, investments, KYC, lending, mortgage and saving value chains. The processes are aligned and consistent throughout these countries. Each quarter, every country reports the STP rate of the 31 global

customer journeys. In 2024 this covered 33 global processes which included Luxembourg, since this is a run-off portfolio for retail activities we did not include them in the 2025 calculations. The STP is calculated with the use of automated scripts, which run per process. The country digi index score is calculated by taking the average of those journeys' STP rates. The overall ING Digi index rate concerns a weighted average and considers both the country STP rates as well as the active customer numbers per country. A customer is considered active when the account has at least one active product category by reporting date.

Channel Availability
Retail Banking

Retail Banking Channel Availability represents the availability of the channel in Belgium, Germany and the Netherlands. The availability of the three countries is weighted using the number of primary bank customers per country. For the definition of primary bank customers, see the description further on in this chapter. The average availability is calculated during the service window of the critical channels Mobile & Internet. The service window (prime time) in the Netherlands is 6:30h to 1:00h. The service window (prime time) in Belgium was 6:30h – 1:00h for the first quarter of 2025 and 5:00h – 1:00h for the rest of the year. The service window in Germany is 0:00h to 24:00h (7x24) excluding agreed maintenance. The channels are considered 'available' when the basic functionalities are operational, meaning that customers can log in, view balances and initiate payment transactions. To measure the availability of the channel, we have in place different types of monitoring. In Belgium and the Netherlands, we trigger a script every five minutes from an external environment that imitates customer behaviour using the channel to test if the functionality is available from a customer point of view. In Germany, we monitor the status and performances of the IT systems, applications and processes. Based on this measurement, the availability of the channels for our customers within the service window is calculated. In addition to this, there are different types of monitoring in place for our channels and applications for health checking and alerting.

Wholesale Banking

Wholesale Banking Channel Availability measures the availability of the channels Inside Business Payments and Inside Business Connect.

- Inside Business Payments (IBP) is an online banking solution that helps customers manage their ING or third-party bank accounts globally. IBP is measured as available when during the service window, the customer can log in and use all the payment functionalities (e.g. is able to select all payment-formats and countries; initiate and sign payments; reporting). The service window is 0:00h – 24:00h (7x24) excluding agreed pre-announced maintenance. IBP is available when the synthetic monitoring system and/or customer interaction proves it is possible to initiate and sign a payment as well as lookup transactions.
- Inside Business Connect (IBC) offers a safe and reliable solution for automated processing of large transaction volumes or automated receipt of various reports. It enables a host-to-host connection between the customer's IT system and ING. IBC is available when the synthetic monitoring system or/and customer interaction proves it is possible to send in a file. The service window is 0:00h – 24:00h (7x24) excluding agreed pre-announced maintenance.

ING Private Cloud (IPC) adaption ratio

The adoption ratio is based on physical cores and measures how much of the global ING-owned infrastructure workloads is running on IPC. The adoption ratio is calculated as the percentage of physical cores in IPC from the total physical cores in ING globally. The IPC adoption ratio focuses on private cloud only. Public cloud is out of scope because public cloud CPUs are per definition not owned by IPC and can therefore not be measured nor included in the IPC adoption ratio.

Shared engineering adaption ratio

OnePipeline is our global service that supports the end-to-end engineering journey from (business) idea to deploying working code in a production environment. We measure OnePipeline's adoption ratio by the number of applications onboarded to the pipeline (used to develop and deploy to production), compared to the total number of applications registered in our IT management platform across all ING entities. We exclude those applications where a pipeline is not applicable, such as nocode or SaaS applications. Deployment of applications onboarded to OnePipeline can also be done in a way that was not accounted for in the existing measurement and reporting of the adoption ratio.

Use of touchpoint platform

Touchpoint is part of our banking technology platform. It provides a set of reusable shared services, freeing up capacity for engineers to create more value for customers and employees. We measure the Touchpoint-enabled customer online traffic using the Touchpoint authentication, represented by the number of Touchpoint-enabled unique customer authentications against the total ING number of unique customer authentication. The unique authentications concern authentications of customers and employees in Retail countries and within Wholesale Banking.

Number of inbound calls reduction

This KPI measures the incoming contacts from customers that have been answered by a contact-centre agent. This excludes the calls that have been abandoned during their journey in the service menu, or when waiting in a queue with an agent. To ensure a complete view, this KPI includes contacts from all inbound-channels calls, emails, chat, social (1-to1) and messaging. Inbound calls (contacts) are the end-result of many different bank-wide initiatives aiming to provide the customer with the means to solve their questions on their own. All retail countries, and daily banking, insurance, investments, lending, mortgage, and savings product journey chains are in scope. Before 2021, the areas in scope of the contact centre varied across countries and consisted of different products, channels and self-service capabilities. As a result, all volume-reduction data was updated retrospectively (starting H1 2021) to be able to monitor progress consistently against 2021.

Own footprint

During 2025, we updated our methodologies and ambitions, establishing 2023 as the new baseline. We restated the figures for 2023 and 2024 to reflect updated emissions data. Our methodology and calculations for scope 1, scope 2 and scope 3 business travel follow the guidance of the GHG Protocol. Scope 1 covers emissions from sources we control, including our use of natural gas, heating oil and diesel. Scope 2 covers emissions from purchased electricity, heat and steam. Scope 3 covers emissions from business travel, specifically from air travel, car travel and train travel.

Methodology notes

We apply the operational control method to determine our organisational boundary. This currently includes the primary subsidiaries of ING. The reporting excludes fixed asset investments, franchises, incorporated and non incorporated joint ventures and partnerships. Emissions from several major sub leased buildings are included.

We use emission factors from DEFRA 2024 for natural gas, heating oil, diesel and air travel. For electricity we use factors from the International Energy Agency. For district heating we use country specific factors informed by MLC and for Poland we apply an average factor provided by the country office.

Air travel is grouped in short haul (below 785 kilometres, km), medium haul (785 to 3,700 km), and long haul (above 3,700 km). When haul type is unknown, we apply an average factor.

Car travel includes lease cars, pool cars used for business and taxi travel for business purposes. We assume that 35 percent of all kilometres driven are for business use, based on sample data from an internal ING survey. For car travel we apply emission factors provided by lease vehicle suppliers, and when these are not available in some markets we use DEFRA 2024 factors. We apply emission factors based on an average car type.

Alternative performance measures

Our financial information is prepared in accordance with IFRS-EU as detailed in the financial statements of our Annual Report. In addition, in the discussion of our financial performance, we use a number of alternative performance measures, including resilient net profit, commercial net interest income and net core lending and deposits growth. Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business, reference is made to 'Capital Management' for a reconciliation.

We consider commercial net interest income, and the derived commercial net interest margin, to be useful information because the scope is restricted to those products that are mainly interest driven and excludes the interest on products where performance measurement is primarily done based on fee income or at the total income level (including Financial Markets and Treasury). Commercial net interest income also excludes significant volatile items in lending and liability net interest income, thus removing items that distort period-on-period comparisons.

We consider net core lending and deposits growth to be useful information to track our real commercial growth in customer balances. Net core lending and deposits growth measures the development of our customer lending and deposits, adjusted for currency impacts and changes in the Treasury and run-off portfolios. The tables below show how these measures can be reconciled to the nearest IFRS measure.

Reconciliation commercial net interest income (NII)

	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total		
in EUR million	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Net interest income IFRS	3,115	3,027	3,096	1,786	1,959	2,063	2,457	2,647	2,862	3,892	3,817	3,437	2,997	3,259	4,028	434	315	489	14,681	15,023	15,976
Exclude: Other NII (excl. significant volatile items)[1]	-572	-621	-535	93	142	198	205	298	151	195	213	207	-972	-693	-171	434	315	489	-618	-346	338
Exclude: Significant volatile items[2]							-18	-51			-39			70					-18	-20	
Commercial net interest income	3,687	3,647	3,631	1,692	1,816	1,866	2,270	2,400	2,711	3,698	3,643	3,231	3,969	3,882	4,199				15,316	15,389	15,638

[1] Other NII mainly includes NII for Financial Markets and Treasury. In Financial Markets this primarily reflects the funding costs of positions for which associated revenue is reported in 'other income'. For Treasury, it includes the funding costs of specific money market and FX transactions where an offsetting revenue is recorded in 'other income', as well as interest income from other Treasury activities (such as foreign currency ratio hedging) that are not allocated to Retail or Wholesale. Furthermore, other NII includes the funding costs for our equity stakes, the NII related to investment portfolios, as well as the effect of indexation of NII required by IAS 29 due to hyperinflation in Türkiye.

[2] Significant volatile items in lending and liability NII are lending- and liability-related interest items that management would consider as outside the normal course of business and large enough to distort a proper period-on-period comparison. For the years 2025 and 2024, it includes €-18 million (2025) and €-51 million (2024) for incentives to attract new customers (Retail Germany), €-39 million for the Polish mortgage moratorium (2024), and a €+70 million one-off in Wholesale Banking (2024).

Customer lending and Net core lending growth by business line

	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total		
in EUR billion	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change
Customer lending IFRS-EU[1]	179.2	164.3	14.9	100.1	98.3	1.8	116.6	110.2	6.4	128.4	117.2	11.2	203.1	195.8	7.3	0.3	0.3	0.0	727.6	686.1	41.5
Exclude: FX impact			0.0			0.0			0.0			2.3			8.9						11.2
Exclude: Treasury, run-off portfolios and other			1.3			0.3			0.5			-0.1			2.1			0.0			4.1
Net core lending growth			16.2			2.0			6.9			13.4			18.3			0.0			56.9

[1] Loans and advances to customers excluding loan loss provision.

Customer deposits and Net core deposits growth by business line

	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total		
in EUR billion	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change	2025	2024	change
Customer deposits IFRS-EU	209.1	200.7	8.5	96.5	97.1	-0.6	157.7	151.1	6.6	173.4	163.2	10.2	84.6	79.6	5.0	0.0	0.0	0.0	721.4	691.7	29.7
Exclude: FX impact			0.0			0.0			0.0			2.3			1.4						3.7
Exclude: Treasury, run-off portfolios and other			3.1			-0.1			0.0			0.1			1.6			0.0			4.7
Net core deposits growth			11.5			-0.6			6.6			12.6			8.0			0.0			38.1

Customer lending and Net core lending growth by business line

	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total		
in EUR billion	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change
Customer lending IFRS-EU [1]	164.3	152.8	11.4	98.3	94.3	4.0	110.2	102.9	7.3	117.2	109.8	7.4	195.8	188.0	7.8	0.3	0.3	0.0	686.1	648.0	38.0
Exclude: FX impact			0.0			0.0			0.0			0.9			-4.7						-3.8
Exclude: Treasury, run-off portfolios and other			-1.9			-0.4			-2.9			-0.2			-1.3			0.0			-6.6
Net core lending growth			9.6			3.7			4.4			8.2			1.8			0.0			27.7

[1] Loans and advances to customers excluding loan loss provision.

Customer deposits and Net core deposits growth by business line

	Retail Netherlands			Retail Belgium			Retail Germany			Retail Other			Wholesale Banking			Corporate Line			Total		
in EUR billion	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change	2024	2023	change
Customer deposits IFRS-EU	200.7	199.7	1.0	97.1	91.2	5.9	151.1	143.6	7.5	163.2	151.0	12.1	79.6	64.8	14.9	0.0	0.0	0.0	691.7	650.3	41.4
Exclude: FX impact			0.0			0.0			0.0			0.6			-0.4						0.3
Exclude: Treasury, run-off portfolios and other			4.0			0.5			0.0			-0.1			1.3			0.0			5.7
Net core deposits growth			5.0			6.4			7.5			12.7			15.8			0.0			47.4

Reconciliation return on tangible equity (ROTE)

in EUR million	2025	2024
IFRS-EU shareholders' equity	49,698	50,314
Deduct: Interim profit not included in CET1 capital	-2,125	-2,152
Deduct: Intangible assets	-1,510	-1,334
Adjusted IFRS-EU shareholders' equity	46,062	46,828
Adjusted IFRS-EU shareholders' equity - average	46,644	47,848
Net result attributable to shareholders of the parent	6,327	6,392
Return on tangible equity (ROTE)[1]	13.6 %	13.4 %

[1] Net result divided by adjusted average IFRS-EU shareholders' equity excluding reserved profit not included in CET1 capital and intangible assets.

Sustainability information

Reference index Sustainability information

This reference index serves as a navigational tool, guiding stakeholders to the respective sections where the disclosure requirements of the applicable ESRSs are covered. It also provides an overview of our progress towards the implementation of the ESRSs. In the table below, we explain where we have applied phased-in provisions or where a disclosure requirement is not applicable.

Reference index table					
Requirement	**Description**	**Art.**	**Reference**	**Pages**	**Remarks**
General disclosure requirements - ESRS 2					
BP-1	General basis for preparation of the sustainability statement		Basis for preparation	94 - 95	
			ING's Value chain	97	
BP-2	Disclosures in relation to specific circumstances		Basis for preparation	94 - 95	
			Appendix to the Executive Board report	353 - 359	
GOV-1	The role of the administrative, management and supervisory bodies	20.a,c 21.a, c, d 23.a,b	Diversity and competence matrix	47 - 48	Incorporated by reference
		20.b 22.c(i), d	SB Committee meetings and composition	43 - 45	Incorporated by reference
		21.b	Works councils	90	Incorporated by reference
		22.b 22.c(i)	Corporate governance	50 - 53	Incorporated by reference
		21.e 22.a 23.a,b	Our leadership and corporate governance	35 - 40	Incorporated by reference
		22.c(ii)	Our sustainability governance	102	
		22.c(iii)	Internal controls over sustainability reporting	100	
GOV-2	Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	26.a, b, c	Our sustainability governance	102	
			ESG Committee	45	Incorporated by reference
GOV-3	Integration of sustainability-related performance in incentive schemes	29.a, c, e	Executive board remuneration	67 - 70	Incorporated by reference
		29.b, d	2025 Executive Board performance and remuneration	70 - 73	Incorporated by reference

Reference index table

Requirement	Description	Art.	Reference	Pages	Remarks
GOV-4	Statement on due diligence				
	– Embedding due diligence in governance, strategy and business model		How we create value	15 - 16	Incorporated by reference
			Approach to sustainability reporting	97 - 100	
			Environmental, social and governance risk	205 - 209	Incorporated by reference
	– Engaging with key stakeholders in key steps of the due diligence		Approach to sustainability reporting	97 - 100	
	– Identifying and assessing adverse impacts		Approach to sustainability reporting	97 - 100	
	– Taking actions to address these adverse impacts		E1 Climate change - policies, actions and performance	107 - 108	
			E4 Biodiversity and ecosystems - policies, actions and performance	129	Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C
			S1 Own workforce - policies, actions and performance	134 - 139	
			S4 Consumers and end users - policies, actions and performance	141 - 143	
			G1 Business conduct - policies, actions and performance	145 - 147	
	– Tracking the effectiveness of these efforts and communicating		E1 Climate change - policies, actions and performance	107 - 108	
			E4 Biodiversity and ecosystems - policies actions and performance	129	Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C
			S1 Own workforce - policies, actions and performance	134 - 139	
			S4 Consumers and end users - policies, actions and performance	141 -143	
			G1 Business conduct - policies, actions and performance	145 - 147	
GOV-5	Risk management and internal controls over sustainability reporting	36.a	Internal controls over sustainability reporting	100	
		36.a,b,c	Internal risk management and control system	158	Incorporated by reference
		36.a, b	The ESG risk framework	206 - 209	Incorporated by reference
		36.d, e	Risk cycle process	159 - 160	
SBM-1	Strategy, business model and value chain	40.a(i-ii)	ING at a glance	7 - 12	Incorporated by reference
		40.e, f, g	How we create value	15 - 16	Incorporated by reference
		40.a(iii)	Own workforce	135 - 136	
		40.b,c			Disclosure omitted due to application of ESRS 1 transitional provision / phase-in
		40.a(iv) 40.d 41			Disclosures deemed not applicable to ING specifically or as a financial institution
		42.a,b	How we create value	15 - 16	Incorporated by reference
		42.c	ING's Value chain	97	
SBM-2	Interests and views of stakeholders	45.a 45.b	How we create value	15 - 16	Incorporated by reference
		45.c			No amendments have been made
		45.d	Approval by the management boards and Supervisory Board	100	

Reference index table

Requirement	Description	Art.	Reference	Pages	Remarks
SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	48.a, c(iii-iv)	Identified impacts, risks and opportunities table	101	
		48.b, f	E1 Climate change - managing impacts, risks and opportunities	104 - 105	
			E4 Biodiversity and ecosystems		Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C
			S1 Own workforce - managing impacts, risks and opportunities	134	
			S4 Consumers and end users - managing impacts, risks and opportunities	140	
			G1 Business Conduct - managing impacts, risks and opportunities	145	
		48.c(i-ii)	E1 Climate change - identified impacts, risks and opportunities	104	
			E4 Biodiversity and ecosystems		Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C
			S1 Own workforce - identified impacts, risks and opportunities	133	
			S4 Consumers and end users - identified impacts, risks and opportunities	140	
			G1 Business conduct - identified impacts, risks and opportunities	145	
		48.d	E1 Climate change - Climate and environmental risks in IFRS 9 models	180	
			E1 Climate change - Management adjustments applied this reporting period	186 - 187	
			E4 Biodiversity and ecosystems		Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C
			S1 Own workforce, S4 Consumer and end users and G1 Business conduct - Note 15 Provisions	254	
			S1 Own workforce, S4 Consumer and end users and G1 Business conduct - Note 26 Other operating expenses	264	
			S1 Own workforce, S4 Consumer and end users and G1 Business conduct - Note 42 Legal proceedings	309 - 311	
		48.e			Disclosure omitted due to application of ESRS 1 transitional provision / phase-in
		48.g	Double materiality assessment	96 - 100	
		48.h			No entity specific matters identified
IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	53.a-d,f,h	Approach to sustainability reporting	97 - 100	
		53.e	Environmental, social and governance risk	205 - 209	Incorporated by reference
		53.g	Data sources overview	363	
IRO-2	Disclosure Requirements in ESRS covered by the undertaking's Sustainability statement	56	List of datapoints in cross-cutting and topical standards that derive from other EU legislation	372 - 375	
		57			Climate change is deemed material, hence this disclosure requirement is not applicable
		59	Identified impacts, risks and opportunities table	101	

Reference index table

Requirement	Description	Art.	Reference	Pages	Remarks
MDR-P	Policies adopted to manage material sustainability matters		E1 Climate change - policies, actions and performance	107 - 108	
			E4 Biodiversity and ecosystems - policies, actions and performance	129	Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C
			S1 Own workforce - policies, actions and performance	134 - 139	
			S4 Consumers and end users - policies, actions and performance	141 - 143	
			G1 Business conduct - policies, actions and performance	145 - 147	
MDR-A	Actions and resources in relation to material sustainability matters		E1 Climate change - policies, actions and performance	107 - 108	
			E4 Biodiversity and ecosystems - policies, actions and performance	129	Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C
			S1 Own workforce - policies, actions and performance	134 - 139	
			S4 Consumers and end users - policies, actions and performance	141 - 143	
			G1 Business conduct - policies, actions and performance	145 - 147	
MDR-M	Metrics in relation to material sustainability matters		E1 Climate change - our sector transition plan	110 - 127	
			E1 Climate change - policies, actions and performance	107 - 108	
			E4 Biodiversity and ecosystems - policies, actions and performance	129	Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C
			S1 Own workforce - policies, actions and performance	134 - 139	
			S4 Consumers and end users - policies, actions and performance	141 - 143	
			G1 Business conduct - policies, actions and performance	145 -147	
MDR-T	Tracking of effectiveness of policies and actions through targets		E1 Climate change - our sector transition plan	110 - 127	
			E1 Climate change - policies, actions and performance	107 - 108	
			E4 Biodiversity and ecosystems - policies, actions and performance	129	Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C
			S1 Own workforce - policies, actions and performance	134 - 139	
			S4 Consumers and end-users - policies, actions and performance	141 - 143	
			G1 Business conduct - policies, actions and performance	145 - 147	
Environment - E1 Climate					
GOV-3	Integration of sustainability-related performance in incentive schemes		2025 Executive Board performance and remuneration	70 - 73	Incorporated by reference
SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model		E1 Climate change - identifying and managing impacts, risks and opportunities	104 - 105	
IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities		Double materiality assessment	96 - 100	
E1-1	Transition plan for climate change mitigation		Our transition plan	109 - 127	
E1-2	Policies related to climate change mitigation and adaptation		E1 Climate change - policies, actions and performance	107 - 108	
E1-3	Actions and resources in relation to climate change policies		E1 Climate change - policies, actions and performance	107 - 108	
E1-4	Targets related to climate change mitigation and adaptation		Our sector transition plans	110 - 127	

Reference index table

Requirement	Description	Art.	Reference	Pages	Remarks
E1-5	Energy consumption and mix				Based on our DMA outcome own operations is not material
E1-6	Gross scopes 1, 2, 3 and total GHG emissions		Financed Emissions per asset class	125 - 127	
E1-7	GHG removals and GHG mitigation projects financed through carbon credits				ING does not have carbon credits and does not apply carbon offsetting
E1-8	Internal carbon pricing				ING does not apply internal carbon pricing
E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities				Disclosure omitted due to application of ESRS 1 transitional provision / phase-in
Environment - E4 Biodiversity and ecosystems					
SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model				Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C
IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities				Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C
E4-1	Transition plan and consideration of biodiversity and ecosystem in strategy and business model		E4 Our nature approach	128	Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C, only strategy and business model covered
E4-2	Policies related to biodiversity and ecosystems		E4 Biodiversity and ecosystems - policies, actions and performance	129	Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C
E4-3	Actions and resources related to biodiversity and ecosystems		E4 Biodiversity and ecosystems - policies, actions and performance	129	Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C
E4-4	Targets related to biodiversity and ecosystems				ING currently does not have targets on biodiversity and ecosystems.
E4-5	Impact metrics related to biodiversity and ecosystems				Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C.
E4-6	Anticipated effects from biodiversity- and ecosystems-related risks and opportunities				Simplified requirements of ESRS2 par 17 applied in accordance with phase-in provisions ESRS1 appendix C and disclosure omitted due to application of ESRS 1 transitional provision / phase-in
Social - S1 Own workforce					
SBM-2	Interests and views of stakeholders		Stakeholder engagement	100	
SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model		S1 Own workforce - identifying and managing impacts, risks and opportunities	133 - 134	
S1-1	Policies related to own workforce		S1 Own workforce - policies, actions and performance	134 - 139	
S1-2	Processes for engaging with own workforce and workers' representatives about impacts		Processes for engaging with own workforce and workers' representatives about impacts	134	
S1-3	Processes to remediate negative impacts and channels for own workforce to raise concerns		Whistleblower Policy	139	
S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions		S1 Own workforce - policies, actions and performance	134-139	

Reference index table

Requirement	Description	Art.	Reference	Pages	Remarks
S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities		S1 Own workforce - policies, actions and performance	134- 139	
S1-6	Characteristics of the undertaking's employees		Workforce characteristics	135 - 136	
S1-7	Characteristics of non-employee workers in the undertaking's own workforce				Disclosure omitted due to application of ESRS 1 transitional provision / phase-in
S1-8	Collective bargaining coverage and social dialogue				Based on our DMA outcome, this requirement is not applicable
S1-9	Diversity metrics		Workforce characteristics	135 - 136	
S1-10	S1-10 Adequate wages				Based on our DMA outcome, this requirement is not applicable
S1-11	S1-11 Social protection				Based on our DMA outcome, this requirement is not applicable
S1-12	S1-12 Persons with disabilities				Disclosure omitted due to application of ESRS 1 transitional provision / phase-in
S1-13	S1-13 Training and skills development metrics				Disclosure omitted due to application of ESRS 1 transitional provision / phase-in
S1-14	S1-14 Health and safety metrics				Based on our DMA outcome, this requirement is not applicable
S1-15	S1-15 Work-life balance metrics				Based on our DMA outcome, this requirement is not applicable
S1-16	S1-16 Compensation metrics (pay gap and total compensation)		Actions regarding gender pay gap and equal pay for equal work	137 - 138	
S1-17	S1-17 Incidents, complaints and severe human rights impacts		Whistleblower Policy	139	
Social - S4 Consumers and end-users					
SBM-2	Interests and views of stakeholders		Processes for engaging with customers	140	
SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	9, 10 b,d, 11,12	S4 Consumers and end users - identifying and managing impact, risks and opportunities	140	
		9.b, 10.a	Customer strategy	140 - 141	
		10.a	S4 Consumers and end users - policies, actions and performance	141 - 143	
		10.a,d,11, 12	S4 Consumers and end users	140	
S4-1	Policies related to consumers and end-users		S4 Consumers and end-users - policies, actions and performance	141 - 143	
S4-2	Processes for engaging with own consumers and end-users about impact	18,20,21	Processes for engaging with customers	140	
		20	Customer strategy	140 - 141	
		20,21	Complaints and remediation process	141 - 142	
S4-3	Processes to remediate negative impacts and channels for consumers and end-users to raise concerns		Complaints and remediation process	141 - 142	
			Processes for engaging with customers	140	
S4-4	Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions		S4 Consumers and end-users - policies, actions and performance	141 - 143	
S4-5	S4-5 Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities		S4 Consumers and end-users - policies, actions and performance, metrics and targets	143	

Reference index table					
Requirement	**Description**	**Art.**	**Reference**	**Pages**	**Remarks**
Governance - G1 Business conduct					
GOV-1	The role of the administrative, management and supervisory bodies	5.a	Our sustainability governance	102	
		5.b	Diversity & competence matrix	47 - 48	incorporated by reference
IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities		Double materiality assessment	96 - 100	
G1-1	Business conduct policies and corporate culture		G1 Business conduct - policies, actions and performance, corporate culture	145 - 147	
G1-2	Management of relationships with suppliers				Based on our DMA outcome, this requirement is not applicable
G1-3	Prevention and detection of corruption and bribery		Anti-bribery and Corruption Policy	147	
G1-4	Incidents of corruption or bribery		Anti-bribery and Corruption Policy	147	
G1-5	Political influence and lobbying activities				Based on our DMA outcome, this requirement is not applicable
G1-6	Payment practices				Based on our DMA outcome, this requirement is not applicable

Definitions of environment, social and governance metrics

Fossil-fuel exposure

As part of the energy disclosure, we have reported our exposure to fossil fuel. Fossil fuel consists of oil & gas and is managed in accordance with its value chain, of which we report on upstream, mid- and downstream oil & gas and Trade Commodity Finance. The reported outstandings on our Trade Commodity Finance portfolio relate to the commodity itself, e.g. oil barrels. The reported outstandings for both energy and Trade Finance are reported in line with our credit risk portfolios. These portfolios are defined by industry codes (NAICS) for financial reporting which are based on the primary activity of our clients.

Upstream oil & gas is defined by four types of activities:
- Exploration – geological surveys, including seismic imaging and analyses and drilling of exploration wells.
- Development – design, construction and commissioning of infrastructure required to produce oil and/or gas from discovered reserves.
- Production – maximising recovery from a field through continuous investments.
- Abandonment – decommissioning and removal of infrastructure in an efficient way that minimises the impact on the environment.

Mid- and downstream oil & gas is defined by six activities:
- Processing of crude products.
- Storage.
- Transportation – including pipelines and infrastructure to transport gas.
- Refineries – processing oils into fuels such as gasoline, diesel and kerosene.
- Petrochemical industry – processing of oil and gas into, among other things, plastics, building materials and fertilisers.
- Integrated Oil & Gas companies.
- Marketing of end products.

Coal-fired power generation

Coal fired power generation refers to the production of electricity in facilities where coal is burned to create heat that drives steam turbines. The combustion of coal produces high levels of carbon dioxide and other pollutants, which makes this type of power generation one of the most emissions intensive forms of energy production.

Renewable power generation

Renewable power generation financing reflects the amount ING commits to clients for new financing of renewable energy (mainly solar and wind). After closing these transactions, as part of ING's balance sheet and exposure management, ING may decide to (partly) distribute to third parties, meaning that the effective ING facility amount can be lower than the commitment amount measured under this KPI.

Sustainable finance volume mobilised in Wholesale Banking

To support our Wholesale Banking clients' transition, we are mobilising our organisation to advise sustainable products. The following product categories are included in the metric:
- Sustainability-linked loans
- Green, social and sustainability loans
- Green, social, and sustainability bonds and sustainability-linked bonds
- Green, social and sustainability-linked Schuldscheine
- Green, social and sustainability asset-backed securities (ABS)
- Sustainability-linked derivatives
- Sustainability-linked commercial paper
- Green and social commercial paper
- Sustainability-linked receivables finance program
- Green receivables finance program
- Sustainable supply-chain finance (SCF)
- Sustainability-linked guarantee
- Green guarantee
- Sustainable investments
- Scorecard transactions
- Advisory propositions for sustainable activities

The commitment makes a distinction between transactions where we are the ESG lead (such as ESG coordinator or in an ESG structuring role) and transactions where we do not fulfil such a role. In cases where we have the ESG lead role for a loan, we record the pro-rata share (in cases where there are multiple ESG leads) of the total transaction, and if we merely participate, we only take our share into account. This methodology has been selected to reflect that if we are the ESG lead for a transaction, we can pro-actively engage with our clients on their sustainability strategy, so our potential impact is more significant compared to a participating role. In more detail:
- Loan products: for loans such as sustainability-linked loans, green loans and scorecard transactions, in case we:
  - only participate in a transaction with no ESG role, we limit ourselves to our own commitment;
  - fulfil an ESG lead role by structuring and/or coordinating the ESG debt structure, we reflect (our pro-rata share in) the full transaction given that we mobilised the transaction for our client.
    - For example: in a revolving credit facility (RCF) with a limit of €1 billion where ING has a final take of €100 million. The nature of RCFs is that they are fluctuating and therefore can be fully or partially drawn by the client at any time depending on their liquidity needs throughout the year. Therefore, we record the RCF limit, where we differentiate between our role as a participant and as an ESG coordinator.
    - If we are a participant only: we register our final take of €100 million in the €1 billion limit.
    - If we are the ESG coordinator: we register the entire €1 billion in case we are sole ESG coordinator, and our pro-rata share in case there are multiple ESG coordinators, to reflect our efforts of supporting our clients in their transition by addressing key ESG topics.
- Capital markets products: for the bonds we record in accordance with the role we take:
  - ESG lead role: if we are the ESG structurer or coordinator we take our pro-rata share of the full transaction, as we believe it properly reflects our contribution to support our clients to achieve their sustainability transition. (For the avoidance of doubt: if we are the

sole ESG structurer/coordinator we register the entire transaction, but if for example we are a joint structurer/coordinator with another bank, we only register the pro-rata part of the transaction as volume mobilised);

– other roles: when we do not fulfil the ESG lead role, we only register our share of the bond, where we make a distinction between passive bookrunner roles and active bookrunner roles.

▪ Derivatives: for sustainable derivatives such as interest-rate swaps, we record the full notional amount hedged with ING. To prevent double counting, we exclude from the total any sustainable derivatives used to hedge sustainability-linked loans (or other securities) already included in our total.

▪ Transaction services products follow the same reporting protocol as loan products.

▪ Sustainable investments: for financing solutions provided by our Sustainable Investments team (equity and subordinated debt solutions), we report ING's final take in the transaction at closing.

▪ Advisory propositions for sustainable activities: we are increasingly asked to provide tailored ESG advice to our clients and we also address ESG-related topics as a key part of our client engagements. When we provide such advice related to a financial transaction not yet captured as an ESG bond, loan or derivative, to avoid double counting we report:

– the full transaction when we are the sole ESG adviser; and
– the pro-rata share if we fulfilled a joint ESG advisory mandate.

Gender pay gap

The gender pay gap consists of two types of gaps, the unadjusted and the adjusted gender pay gap.

The unadjusted gender pay gap is the difference, expressed as a percentage, between the mean hourly rate of men and women across a workforce. The unadjusted gender pay gap will not be adjusted for other factors that may have an impact on the remuneration of staff (e.g. calculated independently of, for example, the position of the staff members and their experience).

Adjusted gender pay gap is the unadjusted gender pay gap, decomposed into three components to gain insight into the gap. Two main gap drivers

are structural differences in base salary between countries and systemic differences in characteristics between male and female employees as two distinct groups, mostly due to the over- or underrepresentation of male or females within a group characteristic. After eliminating the aforementioned two effects, the unexplained gap remains. This unexplained portion of the gap can be due to bias or missing data. It is also called the adjusted gender pay gap. The two-fold Oaxaca-Blinder (statistical) decomposition model is applied to decompose the unadjusted gender pay gap into explained and unexplained components of the gap per variable.

Average remuneration is the sum of base salary, fixed allowances and variable remuneration divided by the number of employees.

Headcount breakdown by region, gender and age group

Headcount breakdown by region, gender and age group describes the demographics of ING's internal staff per 31 December 2025 (total number of active employees and gender distribution) displayed by specific geographical and contract type segmentation. Information is presented by location (top countries with highest population and regions) and type of working agreement (permanent and temporary staff). Age segments on the total ING population is presented in clusters of 30; 30 to 50; and over 50.

Percentage of women in senior management positions

Percentage of women in senior management positions shows gender representation in the highest management roles at ING, globally. The value is calculated by counting the reported gender of individuals performing roles labelled between grades 22 and 27, both included, of the Global Job Architecture (GJA) scale. The GJA scale ranges between 0 (N/A) to 27 and covers all job types performed within ING below MBB-level, with 27 being the highest possible value.

Employee turnover percentage

Employee turnover percentage is expressed as a ratio between the total number of leavers in a 12-month period against the average total headcount of each month over the same period. Turnover figures include internal and permanent employees only. 'Leavers' consist of all individuals

for which their employment agreement with ING group is terminated and do not count transfers between ING legal entities.

High Risk Roles

A High Risk Role (HRR) is defined by the activity that the ING employee undertakes and is identified when one or more of the following criteria is met: a) significant level of AB&C compliance accountability, b) significant involvement in AB&C higher risk activities, c) exposure to specific B&C risk, or d) Interaction with Customers, Third Parties, Public officials / Government agencies. For example: employees within the first and second line of defence directly responsible for the development or oversight of Anti-bribery & Corruption policies, mandatory instructions, procedures, and controls required to manage the risk.

Technical notes to the double materiality assessment

The below overview shows which sustainability matters were assessed for each value chain in the double materiality assessment.

Overview of relevant sustainability matters assessed per value chain							
	ESRS Topics simplified	**Value chain segment**					
		Supply chain	**Own operations**	**Wholesale Banking**	**Business Banking**	**Retail Banking**	**Treasury & other investments**
E	**E1** Climate change	✓	✓	✓	✓	✓	✓
	E2 Pollution	✓	✓	✓	✓	✓	✓
	E3 Water & marine resources	✓	✓	✓	✓	✓	✓
	E4 Biodiversity & ecosystems	✓	✓	✓	✓	✓	✓
	E5 Circular economy	✓	✓	✓	✓	✓	✓
S	**S1** Own workforce	n/a	✓	n/a	n/a	n/a	n/a
	S2 Workers in the value chain	✓	n/a	✓	✓	n/a	✓
	S3 Affected communities	✓	✓	✓	✓	n/a	✓
	S4 Consumers & end-users	✓	n/a	✓	✓	✓	✓
G	**G1** Business conduct	✓	✓	✓	✓	✓	✓

✓ In scope of assessment   **n/a** Topic not applicable to the value chain segment

Assessment of financial materiality

Depending on the value chain segment and the data availability, financial materiality for risks can be enhanced further by using scenario and resilience analysis and/or stress testing:

- The impact of both physical and transition risk is measured through risk quantification methodologies and tools as described in the ESG Risk section: Measurement methodologies and impact.
- Business conduct on own operations: ING performed several inherent risk assessments aligned with the identified material sub-topics and utilised context analysis. These assessments are based on the various policies outlined in the 'Governance' section.
- For the assessment of corporate culture, and corruption and bribery, internal inherent risk assessments were used.
  - For the protection of whistleblowers, internal data on whistleblowing concerns was used.
  - For political engagement and lobbying activities, as well as relationships with suppliers, internal data leveraging on actual events and incidents was used.

Overview of external data sources

The DMA leverages on renowned external data sources, whose reliability is supported by scientific research, consistent with known benchmarks, business standards and formats. Additionally, internal data (risk- and HR-related), voluntary reports (human rights report, Climate Progress Update) and other external regulatory disclosures are used. All data is subject to quality checks, in particular with regard to completeness, uniqueness, integrity, accuracy and timeliness. To assess clients and sectors' association with negative impacts and dependency on the various sustainability matters, multiple data sources are used, as summarised in the table on this page per sustainability matter.

The definitions of the data sources are as follows:
- UNEP-FI (United Nations Environmental Program Finance Initiative): the Radar Impact Analysis Tool is designed to provide a means to holistically understand the sustainability matters financial institutions may be impacting, positively or negatively, through the products and services rendered to their customers. Used to assess sectors' association with negative impacts and dependencies on the sustainability matters.
- ENCORE (Exploring Natural Capital Opportunities, Risks and Exposure): Using sector research and expert interviews, the dataset describes how production processes impact and depend on nature, and how environmental changes can lead to risks for businesses and financial institutions.
- EU high impact climate sectors: The ESRS refers to 'high climate impact sectors' (see Disclosure Requirement E1-5, paragraph 38): "High climate impact sectors are those listed in NACE Sections A to H and Section L (as defined in Commission Delegated Regulation (EU) 2022/1288)", also known as SFDR.
- Net Zero Finance Tracker: The NZFT product of the CPI was developed to assess the level of progress made by financial institutions in aligning their activities with the Paris Agreement and Net Zero goals and includes an assessment of commitments made, actions taken to implement these commitments and impacts on the wider economy by supporting investment in climate solutions and divestment in fossil fuels.

- Sustainalytics: Generalist ESG data provider with broad topic coverage. Focus on publicly listed entities with some private companies also covered. Analyst assessment based primarily on company disclosures, also third party (media) sources.
- Word Bank: research paper on climate-related financial risks for credit guarantee (Calice & Reinders, 2022) is used to gauge typical company exposure to physical climate hazards where no sector-level data is available.
- EXIOBASE: A global and highly detailed multi-regional-input-output (MRIO) database that includes comprehensive economic and climate-related data.
- Asset Impact: Founded by 2 Degrees Investment initiative (which developed the Paris Agreement Capital Transition Assessment (PACTA) for Banks, Asset Impact database covers company/asset level info on various climate and business indicators. Production and GHG emissions data used here.

ESRS topic	Impact	Dependency
E1 - Climate change	Climate change mitigation: – ENCORE – UNEP-FI – EU High impact climate sectors – Sustainalytics – Net Zero Finance Tracker – Asset Impact	Climate change adaptation: – ENCORE – World Bank – EXIOBASE – Sustainalytics
E2 - Pollution	– ENCORE – UNEP-FI – Sustainalytics	Sustainalytics
E3 - Water	– ENCORE – UNEP-FI – Sustainalytics	– ENCORE – Sustainalytics
E4 - Biodiversity and ecosystems	– ENCORE – Sustainalytics – + as for direct drivers above	ENCORE
E5 - Circular economy	– ENCORE – UNEP-FI – Sustainalytics	Sustainalytics
S1 - Own workforce	– UNEP-FI – Sustainalytics	-
S2 - Workers in the value chain	– UNEP-FI – Sustainalytics	-
S3 - Affected communities	– UNEP-FI – Sustainalytics	-
S4 - Consumers and end-users	– UNEP-FI – Sustainalytics	-
G1 - Business conduct	– UNEP-FI – Sustainalytics	-

Technical notes to the sector transition plan

Scenario and baseline recalculation policy

We undertake to systematically review and update Terra targets, as we aim to align with the most recent developments in climate science. As a rule, the scenarios that we use for target-setting in Terra will be reviewed by the relevant committee on an annual basis to assess if there are significant changes that would trigger a recalculation of the target(s), such as a 5 percent deviation of the new target compared to the existing target. Regardless of the yearly changes to the underlying scenarios, Terra targets are updated at least every three years to align with the latest science. We also intend to dynamically update the Terra baselines when relevant to maintain consistency. Relevant events triggering an update of the baselines and of associated targets could be: (a) structural changes in our portfolio, such as mergers, acquisitions or divestments; (b) changes in calculation methodologies, significant improvements in data accuracy, or discovery of material errors; or (c) changes in the categories or activities included in the scope of our targets; and the other factors with regards to the scope and reporting boundaries.

For this Sustainability statement ING generally uses financial outstanding per year-end 2025 with emissions data from 2024 to calculate the 2025 emissions intensity. Exceptions are discussed in the relevant sectors.

Power Generation

Methodology and scenario/pathway

To measure our portfolio performance, we apply the PACTA emissions-intensity based methodology, which measures the alignment by the emissions-intensity metric expressed in kg CO_2e/MWh and covers direct emissions (scope 1) for CO_2, CH_4, and N_2O. We cover all on-balance/funded term loans and revolving credit facilities to assets and companies in specific NAICS codes that generate electricity. We have set our targets against the IEA Net Zero by 2050 scenario, published by the IEA in their World Energy Outlook (2023).

Data vendors, data quality and limitations

We calculated the emissions intensity based on the 2025 outstanding to clients in scope of Terra and the 2024 emissions data, as 2025 emissions data is not yet available.

Asset Impact offers a database with comprehensive data points, linking physical assets in the real economy and their activities and emissions to companies and securities. For 95 percent of our portfolio, we were able to identify asset specific emissions intensity and for the remainder of the portfolio we used market average calculated using the intensities made available by our data vendor. We perform data quality checks that include verifying methodology, tracking changes, and conducting year-on-year comparisons on asset numbers, capacity, and emissions intensity. Any significant deviations are investigated further, with explanations provided by Asset Impact.

Upstream oil & gas

Methodology and scenario/pathway

In line with the Science Based Targets initiative (SBTi), we report our lending target for upstream oil & gas in loan limits instead of in amounts outstanding which was our past practice. For our lending target on upstream oil & gas we apply the PACTA methodology as presented in the PACTA methodology application paper. The applied methodology is an economic-activity approach based on an absolute reduction in fossil-fuel financing. The scope is our loan limits to companies involved in crude petroleum or natural gas extraction activities. We also disclose an additional metric expressed in absolute emissions for upstream oil & gas in million t CO_2e covering CO_2 and CH_4. For our absolute emissions disclosure, we use the PCAF Methodology. For target setting, we applied the IEA NZE scenario published by the IEA in the Net Zero by 2050 – Analysis – IEA report (October 2023). The combined oil and gas supply (in EJ) declines over time by -35 percent in 2030 vs 2019, according to the IEA NZE advanced economies scenario – which translates into a 50 percent reduction in absolute scope 1, 2 and 3 emissions. Hence, we set our loan limits and absolute emissions targets based on this trajectory.

As we move forward on reporting our exposure on limits, instead of outstanding for upstream oil & gas, we also report the potential financed emission of our undrawn loan limits separately from those associated with outstanding (drawn loan limits) in line with PCAF Financed emissions standard - third edition. Our Scope 1, 2 and 3 financed emissions of our undrawn loan limits for upstream oil & gas add up to 86 Million t CO2e in 2019 and to 11 Million t CO2e in 2025.

Over the reporting period of 2025, we reclassified one integrated oil & gas companies to our Terra mid- and downstream sector, as the majority of their activities are in mid- and downstream and we mainly finance their mid- and downstream activities.

Data vendor, data quality and limitations

We calculated the financed emissions based on the 2025 outstanding to clients in scope of Terra and the 2023/24 emissions data, as 2025 emissions data is not yet available.

For the measurement of our target related to our loan limits, we don't require a third-party data vendor as the metric is our loan limits amount in our financial system. For our financed emissions disclosure, we make use of the PCAF database and external data providers CDP and Asset Impact to estimate our clients' scope 1, 2 and 3 emissions. Due to the lack of accuracy and lack of reported scope 3 downstream data, we derive our own in-house scope 3 downstream proxy for upstream oil & gas companies from the full Asset Impact databases. We first extract scope 1, 2 and 3 emissions data from the database, calculate the ratio between them, and apply this ratio to Scope 1 & 2 emissions of our upstream oil & gas clients to determine scope 3 downstream emissions. We also conduct an annual review of the applied ratio to ensure accuracy over time.

Mid- and downstream oil & gas

Methodology and scenario/pathway

As there is no specific methodology to set targets on oil & gas mid- and downstream activities of banks, we have built our own approach based on the convergence approach (i.e. Sectoral Decarbonization Approach) of the

Science Based Targets initiative (SBTi). Our approach concentrates on the operational performance (scopes 1 & 2) of our clients in line with the IEA's report on the operational emissions of the oil & gas industry (May 2023). For refineries, we currently cover only scope 1 emissions. The IEA's NZE scenario is expressed in 'kg CO_2 equivalent' which means it includes both CO_2 and CH_4 (methane) emissions in its modeling.

The target metric we have chosen for mid- and downstream is emissions-based intensity, measured in kg CO_2e per barrel of oil equivalent (boe). The reference scenario and emissions data for alignment benchmarking is the International Energy Agency's Net Zero Emissions by 2050 Scenario (NZE), published in the World Energy Outlook special report 'Emissions from Oil and Gas Operations in Net Zero Transitions' (May 2023). In fact, in its report, the IEA provided emissions intensity reduction pathways in the NZE scenario separately for oil and gas, split between upstream and downstream (whereby the IEA's downstream scope largely mirrors ING's mid- and downstream categorisation). In its scenario, the IEA envisions a 15 percent reduction in emissions intensity for oil and a 45 percent reduction in emissions intensity for gas in mid- and downstream in 2030 compared to 2022. In this special report, the IEA models the emissions intensity reduction up to 2030 only. However, based on the IEA NZE report we assume that the emissions intensity is net zero in 2050. Taking these reduction pathways, we combined this pathway data, resulting in a combined target of a 24 percent reduction in emissions intensity for mid- and downstream oil and gas in 2030 compared to 2022. The combined emissions intensity reduction target was calculated by weighting the emissions intensity reduction of both oil and gas by their respective production volumes. As multiple clients have operations in both oil and gas, we decided to use this combined target of -24 percent in 2030 compared to 2022.

The scope of our mid- and downstream oil & gas target involves companies with NAICS codes in processing, (pipeline) transport, storage, handling, liquefaction and refining. Also integrated oil & gas companies are included in the scope of mid- and downstream, as most of their activities are in this part of the value chain. FPSOs (Offshore Oil and Gas Production Services) integrate both upstream and downstream activities given that they extract oil, process and store it onboard, and deliver the partially-treated crude oil to tankers for transport. However, for energy sector portfolio management and client coverage purposes, ING includes FPSOs in the scope of its mid- and downstream activities coverage. The product scope is on-balance/funded term loans and revolving credit facilities. Trade and Commodity Finance (TCF) transactions with mid- and downstream oil & gas clients, involving oil & gas, are not included as these transactions are covered through a separate GHG accounting and target-setting approach for TCF. Additionally, the scenario used does not include petrochemical manufacturing activities and petrol/filling stations, which are respectively classified under the chemicals and buildings industries codes. Therefore, for consistency purposes, they are not included in the scope of this target.

Data vendor, data quality and limitations
We calculated the emissions intensity based on the 2025 outstanding to clients in scope of Terra and the 2023 emissions data, as 2024 and 2025 emissions data is not yet available.

With the support of Rystad Energy, an independent research and business intelligence company from whom we procure data and research, we are able to assess the emissions intensities of our mid- and downstream portfolio clients, using their latest available emissions data. The emission intensities of our clients have been calculated as follows:

- Emissions intensity from the Rystad database has been used when there was a match with the financed assets (48 percent of the exposure in our portfolio). For refineries, scope 2 emissions at asset level were not available, and so we only cover scope 1.
- For integrated oil & gas companies, we used emissions data directly from Rystad.
- For petroleum bulk station and terminals, we used the average emissions intensity reported by three clients
- For the rest of our clients we used the weighted-average emissions intensity from the Rystad database for the corresponding sector activities (52 percent) of the exposure in our portfolio.

We perform data quality checks for the mid- and downstream oil & gas sector by reviewing Rystad's methodology and data delivery and ensuring data format consistency. We conduct sample tests, check year-on-year emissions volatility, and follow up on material discrepancies. High-level checks and deep dives are performed on assets with significant emissions volatility, with explanations sought from Rystad for any deviations.

Cement
Methodology and scenario/pathway
We apply the PACTA methodology whereby alignment for the cement sector is measured by an emissions intensity metric expressed in t CO_2 / t cement which covers the scope 1 and 2 emissions that occurred during the cement manufacturing process. We cover all on-balance/funded term loans and revolving credit facilities to cement manufacturing companies within the relevant NAICS codes. We have matched the emissions data of Asset Impact to 100 percent of our portfolio. Since 2023, we have applied the IEA NZE scenario published by the IEA in the World Energy Outlook report (2023).

Data vendor, data quality and limitations
We calculated the emissions intensity based on the 2025 outstanding to clients in scope of Terra and the 2024 emissions data, as 2025 emissions data is not yet available.

Like other Katowice Banks, we have been collaborating with Asset Impact to assess the emissions intensity of our cement portfolio, by connecting their emissions-intensity data to our cement clients (or their affiliates). Asset Impact offers a database with comprehensive data coverage, and applies a clear methodology for creating their emissions data at asset- and company-level. We perform data quality checks for the cement sector by observing and cross-checking the Asset Impact dataset with previous versions, identifying deviations, and seeking clarifications from Asset Impact. We conduct deep dives into discrepancies, trend analyses, and check whether new clients are in scope. The data we use to measure our emission intensities is still subject to continuous improvements. For this reason, some of our measurements may require recalculations based on newly available, more accurate or more granular data in the future. We are aware that data sets have limitations, leading to the risk that they contain inaccuracies, and incorrect or incomplete data, which could impact our reporting.

Steel

Methodology and scenario/pathway

The methodology that we apply is the Sustainable STEEL Principles. This framework was developed by RMI and a working group of five globally active financial institutions, led by ING. Following the guidance provided by the Sustainable STEEL Principles and the fixed boundary approach, we cover scope 1, 2, and parts of scope 3 emissions of the companies in scope. In February 2025, ING endorsed the transition to the SSP percentage deviation methodology following the SSP update allowing banks to phase out the climate alignment score by 2027. We plan to continue our climate alignment report using the percentage deviation approach and emissions intensity (t CO_2 / t steel) metric. We will no longer disclose the SSP Alignment Score using the alignment zone methodology.

Our SBTi-validated target for the steel sector of -28 percent in 2030 compared to 2021 was published for the first time in our 2022 Climate Report, applying the Sustainable STEEL Principles (SSP) that we co-developed with other banks and industry partners. The target is established by using a fixed scrap rate and taking into account the IEA net-zero scenario for steel as of 2021. The IEA NZE pathway used by the SSP refers to the scenario published by the IEA in the Net Zero by 2050 – Analysis – IEA report (May 2021).

We follow the SSP financial product scope and cover all the mandatory and optional financial products to steel manufacturing companies in line with the SSP methodology. Our outstanding in the steel sector includes all lending products, such as term loans, revolving credit facilities, guarantees, letters of credit, to cite a few. We select in-scope clients based on the NAICS codes, which we identified as relevant and which are in-line with the SSP methodology. We also cover all tenors, including the ones shorter than one year. Clients in scope due to potential parent guarantees are assessed only where outstanding exposure exceeds €1 million. Exposures below this threshold are excluded and account for 0.9 percent of our total in scope outstanding for the steel sector, and are, therefore, not material.

Data vendor, data quality and limitations

We calculated the emissions intensity based on the 2025 outstanding to clients in scope of Terra and the 2024 emissions data, as 2025 emissions data is not yet available.

The selected third-party data vendor under the Sustainable STEEL Principles is the data vendor CRU. It offers a database with asset-level production, emissions intensity, and scrap rate data, which can be linked to companies. This year CRU has introduced information on asset-operator level data, which allows ING to better match the emission profiles of plants to some borrowers more directly. For borrowers where this information is not available or where a perfect match cannot be found, we continue to match emissions at company level. In total 91 percent of our portfolio (i.e. our total of around €2.06 billion of outstanding in scope) can be directly matched.

We perform data quality checks for the steel sector by comparing the current dataset with the previous year's dataset to identify anomalies. We investigate significant changes in emissions intensity, and follow up with CRU for clarifications. Historical data comparisons are also conducted to ensure consistency, and emissions-intensity changes for key clients are analysed and validated with market trends.

Automotive

Methodology and scenario/pathway

The methodology we applied is the emissions intensity approach described in detail in the PACTA methodology application paper. Following the PACTA methodology, we cover clients' scope 3 category 11 CO_2 emissions (use of sold products) in kg CO_2 per vehicle kilometer (vkm). For target setting, we applied the International Energy Agency's Net Zero by 2050 scenario based on the IEA World Energy Outlook 2021. Alignment for the automotive sector is measured by the emissions-intensity metric expressed in kg CO_2/vkm. The portfolio covers all on-balance/funded term loans and revolving credit facilities to original equipment manufacturer (OEM) companies that manufacture light duty vehicles.

Data vendor, data quality and limitations

We calculated the emissions intensity based on the 2025 outstanding to clients in scope of Terra and the 2024 emissions data, as 2025 emissions data is not yet available.

We have been collaborating with Asset Impact to assess the emissions intensity of our automotive portfolio, by connecting Asset Impact's emissions intensity to our automotive clients. Asset Impact offers a database with comprehensive data coverage for the automotive sector. It applies a clear methodology for creating its emissions data at company-level and it is transparent on its data limitations. Some companies are matched to parent entities if the client itself is not listed in the Asset Impact dataset. We have matched the emissions data of Asset Impact to 100 percent of our portfolio. We perform data quality checks for the automotive sector by investigating production volume and CO_2 emissions intensity variances for the top clients. We conduct high-level sense checks, year-on-year volatility analysis, and follow up on discrepancies with Asset Impact. Additionally, we perform peer benchmarking and external data sample checks to demonstrate that the data is reasonable within the broader context of industry benchmarks.

Aviation

Methodology and scenario/pathway

We apply the Pegasus Guidelines which were published in 2024 by the Center for Climate Aligned Finance at RMI together with a dedicated working group of global financial institutions and industry leaders. The methodology is designed to help financial institutions measure their aviation portfolio's performance and is consistent with current SBTi framework. We applied the Mission Possible Partnership Prudential Scenario (MPP PRU) to measure the alignment of the portfolio. We have selected 2023 as the base year, because it is a year unaffected by disruptions from Covid-19, in line with SBTi requirements. The graph therefore depicts performance in years 2019, 2023 and 2024 because portfolio performance was not measured for 2020, 2021, and 2022. The Pegasus Guidelines prescribe a bespoke pathway based on the MPP PRU scenario that accounts for a ratio of passenger to freight in a bank's portfolio. Depending on the exposure related to freight operations, the pathway must be adjusted to account for freight's inherently lower emissions intensity.

In the Pegasus Guidelines, alignment for the aviation sector is measured by the emissions intensity metric expressed in g CO_2e/revenue tonne kilometre (RTK). The Pegasus Guidelines account for clients' well-to-wake scope 1 and parts of scope 3 CO_2e emissions[1] covering CO_2, CH_4, and N_2O. Well-to-wake covers the emissions from the aviation fuel production process, delivery and combustion in use. Our metric is in terms of CO_2e to account for the non-CO_2 emissions from the production of jet fuel in line with the Pegasus guidelines.

Our in-scope aviation portfolio consists of committed amounts of on-balance sheet/funded term loans and revolving credit facilities to all aircraft, airlines and lessors that we finance, with the exception of those for which there are no matches in the emission factor database provided by Cirium.

Data vendor, data quality and limitations
We calculate the emissions intensity based on the 2024 committed amounts to clients in scope of Terra and the 2024 emissions data following the requirements set under the Pegasus Guidelines.

ING uses Cirium to provide aircraft-, airline- and lessor-level information. Cirium offers a comprehensive database linking aircraft to airlines and their flight cycles, distances and exact fuel consumption. We also perform data quality checks for the aviation sector by assessing data for aircraft financing, airlines, and lessors. We identify outliers based on key criteria such as emissions intensity and fuel consumption, and perform variance analyses on aircraft flights and distance. Data reliability is ensured through follow-ups with the data vendor and documentation.

Shipping
Methodology and scenario/pathway
We applied the DNV 1.5°C Initiative scenario[2] and the Poseidon Principles methodology for the shipping sector. The main objective of the 1.5°C

Initiative is to develop a trajectory for shipping that is net zero, aligned with 1.5°C and based on realistic industry scenarios. The Initiative is spearheaded by classification society Det Norske Veritas (DNV) with 11 signatory banks of the Poseidon Principles, including ING. The intensity metric is the Annual Efficiency Ratio (AER) for vessels which considers dead weight tonnage or gross tonnage as a measure of their capacity depending on the vessel type. It is compared against the 1.5°C Initiative trajectory for the vessel-type for a given year, to arrive at the alignment delta for each vessel. The portfolio alignment delta is the sum of the weighted average of each vessel's alignment delta using the corresponding debt outstanding for the vessel as a weighting factor. Our in-scope shipping portfolio consists of loans and guarantees secured by vessels as per Poseidon Principles Technical Guidance. The emissions boundaries of this sector are scope 1 and scope 3 (Cat. 3) (CO_2, CH_4, N_2O), for vessels above 5,000 gross tonnage.

Data vendor, data quality and limitations
We calculate the emissions intensity based on the 2024 outstanding to clients in scope of Terra and the 2024 emissions data, following the DNV 1.5°C Initiative scenario and the Poseidon Principles methodology.

The shipping sector obtains actual, verified data from the clients for each financed vessel. No estimates or data from external vendors are used. For this, the sector leverages the IMO's Data Collection System (IMO DCS) which is a regulatory framework through which all vessels are required to submit their annual fuel consumptions and distance travelled to enable carbon intensity to be measured. Every such annual report from each vessel is verified by a recognised organisation (RO), which has been authorised in line with the requirements set by the IMO.

With each client submission, we obtain a Statement of Compliance (SOC) issued by the flag state which confirms that the requirements of the IMO DCS have been met. Additionally, the shipping team requests a Fuel Oil Consumption Record (FOCR) authorised by the RO to cross-check the submissions made by the clients. To supplement the regulatory controls, the shipping sector team conducts a variance analysis of alignment deltas

and an outlier analysis to identify values above set thresholds. These observations are then evaluated by verifying the underlying data against the FOCR and/or identifying factors that explain the variation using shipping platforms. Where the analysis results so demand, the shipping sector team reaches out to the clients to seek further clarification.

Commercial real estate (CRE)
Methodology and scenario/pathway
We measure our portfolio emissions intensity following the GHG accounting guidance from PCAF and CRREM (Carbon Risk Real Estate Monitor). We use a balance sheet approach to aggregate portfolio emissions intensity. We compare our CO_2e intensity (in kg CO_2e / m^2) which converges towards 2050 with the CRREM 1.5°C GHG pathways (v.2.02, published January 2023), developed by CRREM in collaboration with the Science Based Targets initiative (SBTi). A weighted portfolio pathway is calculated based on the outstanding amounts per country and building type. We cover both scope 1 and scope 2 emissions (CO_2, HFC and PFC) of each building (including the electricity consumption of tenants). Our portfolio reporting covers only income- producing assets for both our Wholesale Banking Real Estate (WB RE) and our Business Banking Real Estate for the Netherlands (RE BB NL).

In 2025 we have restated our baseline and our previous years performance. This restatement was driven by a emissions factor methodological shift from using more conservative Well-to-Wheel (WtW) emission factors to Tank-to-Wheel (TtW) factors related to gas and electricity consumption for our RE BB NL portfolio, ensuring closer alignment with the CRREM scenario applied for benchmarking. Consequently, this adjustment has also led to a revision of our convergence pathway.

For our WB RE portfolio we have implemented a change in calculation. Specifically, we revised the otherwise static PCAF emission factors by applying a grid decarbonization factor to the scope 2 emission factors, which reflects the reduction in carbon intensity of electricity over time.

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[1]   For airline clients, fuel burned is part of their scope 1 emissions and for lessors, fuel burned is part of their scope 3 category 13
[2]   ING continues to report its climate alignment as required by the Poseidon Principles - Annual Disclosure Report 2025

Data vendor, data quality and limitations
For WB RE, actual EPC data and proxy data from Moody's, in combination with PCAF emission factors, is used to determine the emissions intensity per building, and loan-to-value is used to determine the attribution factor. Then, the portfolio is measured in accordance with the balance sheet approach. Relatively small portfolios in Poland, Luxembourg, and Portugal totalling €1.6 billion are not in scope of reporting due to data access challenges. For other countries, approximately €2.6 billion of outstanding has been excluded from the analysis due to missing emissions data (e.g. Australia) or asset area information.

RE BB NL collaborates with CFP Green Buildings to design and execute its sustainability strategy. The CFP model plays a role in our internal and external sustainability calculations. Approximately 2 percent of the Netherlands portfolio has been excluded due to either missing data or insufficient data quality. The same applies to the Business Banking portfolios in Belgium, Poland, Australia, and Luxembourg, which we intend to incorporate once data quality standards are met.

We perform automated data quality checks on data received from Moody's, using Oracle Data Integrator (ODI). These checks identify discrepancies or errors, ensuring data accuracy and reliability. Issues such as missing information and mismatched EPC labels are addressed, with further checks performed after Moody's enriches the data.

We performed a review and independent model validation (MV) of CFP's data and models. This validation assessed governance, methodology, implementation, and sanity checks on external data. We engage with CFP to address findings and considered the data as reliable, but agree on actions plans for further improvement.

Residential real estate (RRE)
Methodology and scenario/pathway
We benchmark our CO_2e intensity (in kg CO_2e / m²) with the CRREM 1.5°C pathways (v.2.02, combined for single and multifamily homes, published January 2023). We cover both scope 1 and scope 2 emissions (CO_2, HFC

and PFC). In addition, following the CRREM methodology, emissions from transmission and distribution (T&D) losses from purchased energy (part of scope 2 emissions) are out of scope.

Moreover, when aggregating the calculated emissions intensities to portfolio level, we apply a weighting factor in our calculations over the loan-to-value (at origination) ratio, as per the guidance of the Partnership for Carbon Accounting Financials (PCAF) and the Science Based Targets initiative (SBTi). To measure the emissions intensity of our global portfolio, we calculate the weighted average of each country's emissions intensity based on the number of homes we finance in each of the countries in scope. Our disclosure covers five of our largest mortgage markets (i.e. the Netherlands, Germany, Poland, Spain, Belgium) covering approximately 85 percent of our mortgages book in terms of value.

Where possible, we use energy labels (also known as Energy Performance Certificates - EPCs) to calculate the properties' emissions intensities. EPC data is not widely available in all markets and for all properties. Where this information is not (publicly) available, we apply proxies to the energy labels. We continue to collect EPCs for new and existing mortgages in our markets, meaning each year we expect to have an increasingly accurate picture.

ING implements a consistent methodology across countries to increase our capability to effectively reduce the emissions. To increase accuracy without compromising consistency, we incorporate regional nuances into our approach that reflect the data availability in our five largest mortgage markets.

Country-specific methodological updates
In the Netherlands, we updated the emission factors per property type and EPC label. These emission factors were updated by applying the most recent data on household energy consumption. In addition, we have updated the data on emissions for used energy sources in households for natural gas and electricity.

In Germany, for our 2025 calculation, we applied our proxy model to approximately 73 percent of our portfolio. From 2024 onwards, homeowners have been required to provide an EPC label in the mortgage application process. This allows for more accurate reporting as we continuously increase the EPC label coverage within our portfolio and thus the accuracy of our calculation and proxy model.

In Belgium we continued to increase the volume of real EPC data collected. In addition, the financed emissions calculation for RRE has been improved this year through the following actions: (1) the removal of non-eligible assets, (2) cover allocation based on the fair market value (FMV) of the covers, and (3) an update of living area size data. The coverage of assets, now covered by actual data or proxy calculations, is approximately 88 percent of the properties.

In Spain we continue to receive real EPC data and proxy data for existing mortgage through our agreement with Accumin (formerly known as Deyde Datacentric). New mortgages are required to provide EPC labels during the granting process. As a result, we have increased coverage from 68.6 percent by year end 2024 to 76 percent by year end 2025.

In Poland, new properties entering the portfolio are characterized by above-average energy efficiency, which is in line with the bank's policy and the direction of regulatory developments in Poland. We also continued the process of updating data on household energy consumption. In 2025, we increased the coverage of EPC data in our portfolio (reaching 30 percent).

Data vendor, data quality and limitations
When external data sources are used, we always use the most reliable and latest data available. This data may contain assumptions and may not always have been audited. Due to the lack of data availability, we are unable to analyse the full portfolio in all five countries. In those cases, we assume the remaining part of the portfolio has the same average emissions intensity as the part that was analysed.

Technical notes to financed and facilitated emissions

Financed emissions

We calculate our absolute financed emissions using the PCAF's Global GHG Accounting and Reporting Standard for the Financial Industry. Financed emissions for certain parts of our portfolios are calculated using sector-specific emission factors. These factors approximate emissions when self-reported client data is unavailable. During the calculation process, we employ different industry classifications to identify each client's sector. We then select appropriate emission factors to estimate financed emissions across scope 1, 2, and 3 (upstream and downstream). For Retail Banking, we use factors at NACE Rev. 2 classification, an official industry classifier in the EU. For Wholesale Banking, equity investments, and corporate bonds, we rely on factors based on the NAICS 2017 classifier. This aligns with our use of NAICS for our internal sector classification in Wholesale Banking. Calculation of financed emissions relied on external data sources that provide actual or approximated client emissions:

- CDP database (2024 dataset for reporting period 2023/24) that contains self-reported emissions of companies that disclose their ESG data using an annual CDP questionnaire and modelled emissions of those companies, that have not disclosed certain categories deemed relevant.
- PCAF emission factors database that contains economic activity-based factors for approximating GHG emissions based on a company's revenue and asset. For scope 3 downstream, PCAF does not provide asset-based or revenue-based proxies. ING calculates in-house scope 3 downstream asset-based and revenue-based proxies based on the CDP (2024 dataset for reporting period 2023/24) dataset.

We have scored the data quality of our emissions data following the data quality scoring in PCAF's Global GHG Accounting and Reporting Standard. We present the weighted average data quality score per asset class or sector. As per the PCAF standard, data quality score 1 and 2 relate to high-quality data coming from a company's disclosure or actual asset-level data. Score 3 relates to medium-quality using estimates based on physical data, whereas data quality 4 and 5 relate to low-quality data, i.e. based on revenue or sector average proxies.

We are continuously working on improving the data quality of our financed emissions calculation. Where possible, we use client's reported emissions (PCAF data quality score 1 and 2) that currently represent a range of 11 to 21 percent of the financed emissions across scope 1, 2 and 3 in our business loans. For the remainder of our portfolio which reported emissions are not available, we use the sector-average proxies sourcing from PCAF and CDP. For real estate, all financed emissions are estimated using energy performance certificates or proxies.

By applying PCAF methodology to calculate financed emissions, we use the emissions data currently available to ING and appropriate for each asset class. Except for verified or unverified emissions collected from the borrower or investee company directly via the Carbon Disclosure Project (CDP), the primary source of emissions data across asset classes is emission factors provided by the PCAF database. In September 2023, PCAF issued an updated database. However, we continued to use the initial PCAF database (2020) as it provides more granular and relevant data. The new release of the PCAF database provides emission factors for only three regions and at a higher level of industry classification codes, making it less appropriate for our reporting. For commercial and residential real estate, we use property type-, country-specific data and emission factors. Next to emissions data, we source financial data (EVIC data) from S&P Capital IQ to measure the financed emissions of listed companies in our portfolio, in line with PCAF methodology. When aggregating the financed emissions of our business loans, Sector NACE T "Activities of households as employers: Undifferentiated goods- and services-producing activities of households for own use" is excluded as we do not consider this to fall under business loan category as defined by PCAF.

Our data vendors have procedures and methodologies in place to perform checks and controls on their data. When receiving the data from our providers, we perform data quality reviews and plausibility checks, including the assessment of historical trends, which in some cases lead to the removal of outliers. The data processes and models of our data vendors are not audited, which means that regardless of their checks and

controls, data limitations may still exist. Although we perform our own procedures, we cannot fully mitigate the risk of applying inaccurate, incorrect and/or incomplete data.

Facilitated emissions

We calculate facilitated emissions based on PCAF Facilitated emissions standard Part B. Under this standard, green facilitations are excluded and only bookrunner roles are included. Most facilitation transactions are done on a best-effort basis. Our calculation is based on the targeted facilitated amounts that may differ from the actual transaction proceeds. This leads to a conservative presentation of the emissions from facilitation activities. For attribution of GHG emissions, we rely on financial data (EVIC data) from S&P Capital IQ. We also apply external data on emissions provided by CDP. For clients where self-reported data is not available, sectoral averaged PCAF emission factors are used as proxies. Additionally, in line with PCAF, a weighting factor of 33 percent is applied.

Technical notes to the EU Taxonomy reporting

Implications of the amended Article 8 Delegated Act (DA)

The amended article 8 Delegated Act (DA) present the following amendments:
- Introduction of materiality thresholds.
- Amended GAR ratio.
- Simplification of Template 2 (GAR sector information).
- Removal of all Nuclear & Gas (N&G) templates and inclusion into template 2 on an aggregated level.
- Option to voluntary report on non CSRD counterparties.
- Amendment of templates for enhanced readability.
- Deletion of T-1 templates.
- Duplication of Template 1 and 5 presenting both stock and flow.
- Postponement of the reporting on templates 6 (Fees & Commissions) and Template 7 (Trading Book).

We have applied all amendments, except for the materiality threshold on known use of proceeds level and the option to voluntary report on non CSRD counterparties.

Materiality thresholds

Two materiality thresholds were introduced:
1. KPI level threshold considers a KPI immaterial when the combined net turnover from the related activities represents less than ten per cent of ING's total net turnover.
2. Known use of proceeds threshold considers exposures immaterial when they represent less than ten per cent of the total known use of proceeds included in the KPI denominator.

We only applied the KPI level threshold and based on the materiality assessment, template 5 and template 1 off-balance lines covering assets under management and financial guarantees, is omitted from the report.

Amended GAR ratio

The assets included in the denominator are consistent with the numerator, which means assets like cash, derivatives, goodwill and commodities are excluded from the denominator. This leads mathematically to a higher ratio.

Simplification of Template 2 and inclusion of N&G

The scope of template two has been reduced to the top 10 (EUT) NACE codes, instead of reporting all NACE codes. In addition, lines on N&G exposures are included on a consolidated level.

Incorporating N&G into Template 2 means that the exposures need to be reported based on the principal activity of the counterparty. As a result, activities that do not strictly fall under nuclear or gas are included in the reporting, as they are currently grouped under the NACE category of electricity production (including renewable energy).

Under the revised NACE classification hierarchy effective from 2026, this grouping will be split into renewable and non-renewable energy, which is a better representation, although still not exclusively nuclear or gas.

Scope of assets

Residential mortgage portfolio

Loans collateralised by residential immovable property are related to the Climate Change Mitigation activity; 7.7 the acquisition and ownership of buildings. The loans collateralised by residential immovable property are assessed on the respective technical screening criteria and minimum safeguard as dictated by the EU Taxonomy Regulation.

Substantial contribution criteria of activity 7.7

- Buildings built before 2021 should either have an Energy Performance Certificate (EPC) class A or the building should be within the top 15 percent of the national or regional building stock for residential buildings expressed as operational Primary Energy Demand (PED).
  - To obtain information on the EPCs, we make use of either national or regional databases, or bilaterally obtain EPC labels from our clients dependent on the country.
  - The top 15 percent most energy-efficient residential buildings are defined per country.
- For buildings built after 31 December 2020, the PED needs to be at least 10 percent lower than the threshold set for nearly zero-energy building (NZEB) requirements.
  - Per country, the NZEB thresholds transposed in national law can vary dependent on, for example, building type and geographic location. In all countries each collateral is assessed to these respective thresholds based on their EPC labels.

Do No Significant Harm (DNSH) adaptation

The DNSH adaptation criteria dictate that a climate and vulnerability assessment should be performed for the respective collateral. In line with the criteria, we use the location of the collateral and perform an assessment based on the most recent and available climate maps.

Minimum Safeguards (MS)

In principle the application of MS is only relevant in case of an undertaking carrying out an economic activity and therefore not directly applicable for households. However, in line with the Commission Notice of 8 November 2024[1], MS assessments are required for undertakings providing goods and services to households. In accordance with the Platform on Sustainable Finance's final report on Minimum Safeguards[2], the MS assessments should be proportionate to an undertaking's risk profile and size, avoiding undue administrative burden. Consistent with this principle of proportionality, a risk-based approach is applied at the country level to the mortgage portfolio as collection of data through our mortgages clients for such an assessment is not feasible.

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[1] C/2024/6691 COMMISSION NOTICE on the interpretation and implementation of certain legal provisions of the Disclosures Delegated Act under Article 8 of the EU Taxonomy Regulation on the reporting of Taxonomy-eligible and Taxonomy-aligned economic activities and assets (third Commission Notice)
[2] In accordance with the Final report on Minimum Safeguards from the Platform on Sustainable Finance of October 2022.

The risk-based country approach rates the minimum safeguard risk at country level, in line with the MS requirements as described in art. 18 of the EU Taxonomy and is applied at the country of where the collateral is located.

Financial and non-financial exposures subject to CSRD
Unknown use of proceed exposures refers to financial instruments where the specific allocation of funds is not predetermined, such as general-purpose loans and advances, general-purpose debt securities, and equity holdings. These exposures are matched with the KPI's reported by the respective counterparts for which the scope is based on the CSRD definition and counterparties are determined by the KPIs of the subsidiary disclosed by its parent or ultimate parent or, where the KPIs of the subsidiary are not available, the KPIs of the closest reporting parent.

Known use of proceed exposures refers to financial instruments where the specific allocation of funds is predetermined, like bonds and loans where the funds raised are specifically allocated to environmentally sustainable projects such as sustainable loans (e.g. project finance) or green bonds. For sustainable loans, ING uses the WB Sustainable Deal Assessment (SDA) to capture the sustainable details of these exposures. The EU Taxonomy is part of this assessment. Currently, eligibility and substantial contribution are assessed via the SDA. For Special Purpose Vehicles (SPV) we apply a look-through approach on a best-effort basis to see if its parent or ultimate parent is subject to CSRD.

For green bonds, we perform an assessment on whether the proceeds of the bond are used exclusively for projects that contribute to environmental objectives and can be considered taxonomy eligible or aligned. We check whether the bond is issued under the EU Green Bond Standard or whether the issuer undertakes its full EU Taxonomy alignment in its Green Bond Framework and Allocation Report, with confirmation from an independent verifier with an assurance statement.

Limitations and data sources
EU Taxonomy regulations and related guidance continue to evolve, which may cause fluctuations in our reported figures. Developments such as the Commission Notice of 8 November 2024 and the late adoption of the EUT Omnibus 1 amendments illustrate the ongoing changes in interpretation.

External data sources
We use external data to determine eligibility and alignment for assets on our balance sheet. For residential mortgages, which are our largest EU Taxonomy aligned category, the key external data relates to energy usage and energy performance certificates. The availability and methodologies for this data differ by country and may change over time.

For exposures to financial and non financial corporates subject to CSRD where the use of proceeds is unknown, we use turnover and capital expenditure KPIs provided by Bloomberg. These are collected from public disclosures by our counterparties.

Data quality and reporting limitations
ING recognises limitations in the availability and quality of company reported EU Taxonomy information. Examples include incorrect completion of reporting templates, which may result in lower eligibility being reported than alignment, or the use of the same KPI for several environmental objectives. Availability and definitions of EPC labels also vary and are affected by changes in the regulatory landscape.

For the Do No Significant Harm criteria we use climate maps that currently have data limitations, although we expect data quality to improve as the regulation matures and market wide implementation advances.

List of datapoints in cross-cutting and topical standards that derive from other EU legislation

The table below illustrates the datapoints in ESRS 2 and topical ESRS that derive from other EU legislation including information if these datapoints are material and where they are reported. If the column indicating material or non-material is empty, the data point is not applicable.

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Material / Non-material	Reference
ESRS 2 GOV-1 Board's gender diversity paragraph 21 (d)	Indicator number 13 of Table #1 of Annex 1		Commission Delegated Regulation (EU) 2020/1816 (5), Annex II		material	Corporate governance
ESRS 2 GOV-1 Percentage of board members who are independent paragraph 21 (e)			Delegated Regulation (EU) 2020/1816, Annex II		material	Composition of Executive Board, Management Board Banking and Supervisory Board
ESRS 2 GOV-4 Statement on due diligence paragraph 30	Indicator number 10 Table #3 of Annex 1				material	Statement on due diligence
ESRS 2 SBM-1 Involvement in activities related to fossil fuel activities paragraph 40 (d) i	Indicators number 4 Table #1 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 (6)Table 1: Qualitative information on Environmental risk and Table 2: Qualitative information on Social risk	Delegated Regulation (EU) 2020/1816, Annex II			
ESRS 2 SBM-1 Involvement in activities related to chemical production paragraph 40 (d) ii	Indicator number 9 Table #2 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II			
ESRS 2 SBM-1 Involvement in activities related to controversial weapons paragraph 40 (d) iii	Indicator number 14 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1818 (7), Article 12(1) Delegated Regulation (EU) 2020/1816, Annex II			
ESRS 2 SBM-1 Involvement in activities related to cultivation and production of tobacco paragraph 40 (d) iv			Delegated Regulation (EU) 2020/1818, Article 12(1) Delegated Regulation (EU) 2020/1816, Annex II			
ESRS E1-1 Transition plan to reach climate neutrality by 2050 paragraph 14				Regulation (EU) 2021/1119, Article 2(1)	material	Our transition plan
ESRS E1-1 Undertakings excluded from Paris-aligned Benchmarks paragraph 16 (g)		Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 1: Banking book-Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity	Delegated Regulation (EU) 2020/1818, Article12.1 (d) to (g), and Article 12.2		material	Disclosure related to the EU Paris-aligned benchmarks
ESRS E1-4 GHG emissions-reduction targets paragraph 34	Indicator number 4 Table #2 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 3: Banking book – Climate change transition risk: alignment metrics	Delegated Regulation (EU) 2020/1818, Article 6		material	Our transition plan
ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors) paragraph 38	Indicator number 5 Table #1 and Indicator n. 5 Table #2 of Annex 1				not material	
ESRS E1-5 Energy consumption and mix paragraph 37	Indicator number 5 Table #1 of Annex 1				not material	
ESRS E1-5 Energy intensity associated with activities in high climate impact sectors paragraphs 40 to 43	Indicator number 6 Table #1 of Annex 1				not material	

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Material / Non-material	Reference
ESRS E1-6 Gross scope 1, 2, 3 and Total GHG emissions paragraph 44	Indicators number 1 and 2 Table #1 of Annex 1	Article 449a; Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 1: Banking book – Climate change transition risk: Credit quality of exposures by sector, emissions and residual maturity	Delegated Regulation (EU) 2020/1818, Article 5(1), 6 and 8(1)		material	Financed emissions
ESRS E1-6 Gross GHG emissions intensity paragraphs 53 to 55	Indicators number 3 Table #1 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 3: Banking book – Climate change transition risk: alignment metrics	Delegated Regulation (EU) 2020/1818, Article 8(1)			
ESRS E1-7 GHG removals and carbon credits paragraph 56				Regulation (EU) 2021/1119, Article 2(1)		
ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks paragraph 66			Delegated Regulation (EU) 2020/1818, Annex II Delegated Regulation (EU) 2020/1816, Annex II			
ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk paragraph 66 (a)		Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 paragraphs 46 and 47; Template 5: Banking book - Climate change physical risk: Exposures subject to physical risk.				
ESRS E1-9 Location of significant assets at material physical risk paragraph 66 (c).						
ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes paragraph 67 (c).		Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 paragraph 34;Template 2:Banking book -Climate change transition risk: Loans collateralised by immovable property - Energy efficiency of the collateral				
ESRS E1-9 Degree of exposure of the portfolio to climate-related opportunities paragraph 69			Delegated Regulation (EU) 2020/1818, Annex II			
ESRS E2-4 Amount of each pollutant listed in Annex II of the E-PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water and soil, paragraph 28	Indicator number 8 Table #1 of Annex 1 Indicator number 2 Table #2 of Annex 1 Indicator number 1 Table #2 of Annex 1 Indicator number 3 Table #2 of Annex 1				not material	
ESRS E3-1 Water and marine resources paragraph 9	Indicator number 7 Table #2 of Annex 1				not material	
ESRS E3-1 Dedicated policy paragraph 13	Indicator number 8 Table 2 of Annex 1				not material	
ESRS E3-1 Sustainable oceans and seas paragraph 14	Indicator number 12 Table #2 of Annex 1				not material	
ESRS E3-4 Total water recycled and reused paragraph 28 (c)	Indicator number 6.2 Table #2 of Annex 1				not material	
ESRS E3-4 Total water consumption in m3 per net revenue on own operations paragraph 29	Indicator number 6.1 Table #2 of Annex 1				not material	
ESRS 2- SBM 3 - E4 paragraph 16 (a) i	Indicator number 7 Table #1 of Annex 1					
ESRS 2- SBM 3 - E4 paragraph 16 (b)	Indicator number 10 Table #2 of Annex 1					

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Material / Non-material	Reference
ESRS 2- SBM 3 - E4 paragraph 16 (c)	Indicator number 14 Table #2 of Annex 1					
ESRS E4-2 Sustainable land / agriculture practices or policies paragraph 24 (b)	Indicator number 11 Table #2 of Annex 1					
ESRS E4-2 Sustainable oceans / seas practices or policies paragraph 24 (c)	Indicator number 12 Table #2 of Annex 1					
ESRS E4-2 Policies to address deforestation paragraph 24 (d)	Indicator number 15 Table #2 of Annex 1					
ESRS E5-5 Non-recycled waste paragraph 37 (d)	Indicator number 13 Table #2 of Annex 1				not material	
ESRS E5-5 Hazardous waste and radioactive waste paragraph 39	Indicator number 9 Table #1 of Annex 1				not material	
ESRS 2- SBM3 - S1 Risk of incidents of forced labour paragraph 14 (f)	Indicator number 13 Table #3 of Annex I				not material	
ESRS 2- SBM3 - S1 Risk of incidents of child labour paragraph 14 (g)	Indicator number 12 Table #3 of Annex I				not material	
ESRS S1-1 Human rights policy commitments paragraph 20	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex I				material	Policies, actions and performance
ESRS S1-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 21			Delegated Regulation (EU) 2020/1816, Annex II		material	Policies, actions and performance
ESRS S1-1 processes and measures for preventing trafficking in human beings paragraph 22	Indicator number 11 Table #3 of Annex I				not material	
ESRS S1-1 workplace accident prevention policy or management system paragraph 23	Indicator number 1 Table #3 of Annex I				not material	
ESRS S1-3 grievance/complaints handling mechanisms paragraph 32 (c)	Indicator number 5 Table #3 of Annex I				material	Whistleblower Policy
ESRS S1-14 Number of fatalities and number and rate of work-related accidents paragraph 88 (b) and (c)	Indicator number 2 Table #3 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II		not material	
ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness paragraph 88 (e)	Indicator number 3 Table #3 of Annex I				not material	
ESRS S1-16 Unadjusted gender pay gap paragraph 97 (a)	Indicator number 12 Table #1 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II		material	Unadjusted gender pay gap
ESRS S1-16 Excessive CEO pay ratio paragraph 97 (b)	Indicator number 8 Table #3 of Annex I				material	Remuneration ratio
ESRS S1-17 Incidents of discrimination paragraph 103 (a)	Indicator number 7 Table #3 of Annex I				material	Whistleblower Policy
ESRS S1-17 Non-respect of UNGPs on Business and Human Rights and OECD Guidelines paragraph 104 (a)	Indicator number 10 Table #1 and Indicator n. 14 Table #3 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818 Art 12 (1)		material	Our actions against violence and harassment in the workplace
ESRS 2- SBM3 – S2 Significant risk of child labour or forced labour in the value chain paragraph 11 (b)	Indicators number 12 and n. 13 Table #3 of Annex I				not material	
ESRS S2-1 Human rights policy commitments paragraph 17	Indicator number 9 Table #3 and Indicator n. 11 Table #1 of Annex 1				not material	
ESRS S2-1 Policies related to value chain workers paragraph 18	Indicator number 11 and n. 4 Table #3 of Annex 1				not material	

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Material / Non-material	Reference
ESRS S2-1 Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines paragraph 19	Indicator number 10 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)		not material	
ESRS S2-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 19			Delegated Regulation (EU) 2020/1816, Annex II		not material	
ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain paragraph 36	Indicator number 14 Table #3 of Annex 1				not material	
ESRS S3-1 Human rights policy commitments paragraph 16	Indicator number 9 Table #3 of Annex 1 and Indicator number 11 Table #1 of Annex 1				not material	
ESRS S3-1 non-respect of UNGPs on Business and Human Rights, ILO principles or OECD guidelines paragraph 17	Indicator number 10 Table #1 Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)		not material	
ESRS S3-4 Human rights issues and incidents paragraph 36	Indicator number 14 Table #3 of Annex 1				not material	
ESRS S4-1 Policies related to consumers and end-users paragraph 16	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex 1				material	Policies, actions and performance
ESRS S4-1 Non-respect of UNGPs on Business and Human Rights and OECD guidelines paragraph 17	Indicator number 10 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)		material	Policies, actions and performance
ESRS S4-4 Human rights issues and incidents paragraph 35	Indicator number 14 Table #3 of Annex 1				material	Policies, actions and performance
ESRS G1-1 United Nations Convention against Corruption paragraph 10 (b)	Indicator number 15 Table #3 of Annex 1				material	Anti-bribery and Corruption Policy
ESRS G1-1 Protection of whistleblowers paragraph 10 (d)	Indicator number 6 Table #3 of Annex 1				material	Whistleblower Policy
ESRS G1-4 Fines for violation of anti-corruption and anti-bribery laws paragraph 24 (a)	Indicator number 17 Table #3 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II)		material	Anti-bribery and Corruption Policy
ESRS G1-4 Standards of anti-corruption and anti-bribery paragraph 24 (b)	Indicator number 16 Table #3 of Annex 1				material	Anti-bribery and Corruption Policy

EU Taxonomy – Mandatory templates for the KPIs of Credit Institutions

The following pages present the updated mandatory templates from the amended Taxonomy Disclosure Delegated Act (DA), part of the EU Taxonomy Regulation (Regulation (EU) 2020/852 of 18 June 2020).

The updated templates for Credit Institutions still reflect all six environmental objectives however in a more streamlined format aggregating among others taxonomy information such as eligibility, enabling and use of proceed information and aggregating counterparty information such as financial undertakings.

The amended DA also introduces a materiality threshold whereby credit institutions may omit reporting templates relating to activities that equal less than 10 percent of total net turnover. Since the assets under management and financial guarantee net turnover fall below this threshold, Template 5 and the relevant lines in Template 1 are omitted. Hence, the affected rows in Template 1 have been left empty and depicted grey.

Nuclear energy and fossil gas related activities are now included in Template 2 rather than reported in separate templates. Their inclusion is based on the primary NACE code of the counterparties as specified in the EU Taxonomy Climate Delegated Act. These NACE codes are broad and may cover a wide range of energy activities. We therefore perform a best effort assessment to identify which exposures relate specifically to nuclear or gas activities for counterparties subject to CSRD. For example, NACE code 35.11 includes all types of electricity generation including thermal, nuclear, hydroelectric, gas, diesel and renewables. This is reflected in Template 2 where some fossil gas activities show alignment.

The scope of Template 2 has also been broadened. It now includes both non financial and financial corporates that are subject to CSRD.

The templates only include figures when there is a value to report relevant after rounding; fields which are zero are presented as a blank field. In case a field is not applicable, this is indicated with n/a.

The KPIs for the prior year in template 0 (T-1) were calculated under the former Disclosures Delegated Act methodology, which differs from the rules now applicable after the Omnibus Delegated Act, and are therefore not fully comparable.

Summary of KPIs to be disclosed by credit institutions under Article 8 Taxonomy Regulation

31 December 2025		Total exposure to Taxonomy-aligned activities (million EUR)		KPI (%)	KPI (%)	% coverage (over total assets)	non assessed exposures (% of covered assets) (%)	non assessed exposures (% of covered assets) (%)
		Turnover- based	Capex-based	Turnover-based	Capex-based		Turnover-based	Capex-based
Main KPI	**Green asset ratio (GAR) stock**	**65,608**	**67,393**	**14.3 %**	**14.7 %**	**43.2 %**		

		Total exposure to Taxonomy-aligned activities (million EUR)		KPI (%)	KPI (%)	% coverage (over total assets)	non assessed exposures (% of covered assets) (%)	non assessed exposures (% of covered assets) (%)
		Turnover- based	Capex-based	Turnover- based	Capex-based		Turnover- based	Capex-based
Additional KPIs	GAR (flow)	8,675	9,629	8.4 %	9.3 %	27.2 %		
	Trading book	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	Financial guarantees							
	Assets under management							
	Fees and commissions income	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Summary of KPIs to be disclosed by credit institutions under Article 8 Taxonomy Regulation (T-1)

31 December 2024 (T-1)		Total environmentally sustainable assets (million EUR) [1]	KPI ****	KPI *****	% coverage (over total assets)***	% of assets excluded from the numerator of the GAR (Article 7(2) and (3) and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7(1) and Section 1.2.4 of Annex V)
Main KPI	**Green asset ratio (GAR) stock**	**57,633**	**6.9 %**	**7.1 %**	**81.6 %**	**42.4 %**	**18.4 %**
		Total environmentally sustainable activities	KPI	KPI	% coverage (over total assets)	% of assets excluded from the numerator of the GAR (Article 7(2) and (3) and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7(1) and Section 1.2.4 of Annex V)
Additional KPIs	GAR (flow)	6,138	2.3 %	2.7 %	69.9 %	51.4 %	30.1 %
	Trading book*	n/a	n/a	n/a			
	Financial guarantees	0.3	0.3 %	0.5 %			
	Assets under management	570	10.0 %	15.2 %			
	Fees and commissions income*	n/a	n/a	n/a			

*   Fees and Commissions and Trading Book KPI's (with quick fix amendment, shall apply from 2027)
***   % of assets covered by the KPI over banks´ total assets
****   based on the Turnover KPI of the counterparty
***** based on the CapEx KPI of the counterparty

---

[1] Based on Turnover

Template 1 Assets for the calculation of GAR stock based on Turnover[1,2]

31 December 2025																	
Stock (Million EUR)		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p
					Breakdown per environmental objective												
		Total [gross] carrying amount	Of which Taxonomy-eligible	Of which Taxonomy-aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	Of which Use of Proceeds	Of which transitional	Of which enabling	Non-assessed exposures	Of which financing non-material activities of counterparties	Of which exposures financing counterparties reporting in accordance with Article 7(9)	Of which not assessed considered non-material by the credit institution
1	GAR - Covered assets in both numerator and denominator	458,116	398,616	65,608	65,401	115	8	74	10		62,269	620	1,400				
2	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	458,114	398,616	65,608	65,401	115	8	74	10		62,269	620	1,400				
3	Financial undertakings	49,625	8,836	844	779	60		5			24	64	175				
4	Loans and advances	37,336	5,767	701	636	60		5				60	169				
5	Debt securities, including UoP	12,281	3,068	143	143						24	4	6				
6	Equity instruments	7															
7	Non-financial undertakings	31,289	12,580	2,519	2,377	56	8	68	10			557	1,224				
8	Loans and advances	31,104	12,484	2,502	2,361	56	8	68	10			556	1,216				
9	Debt securities, including UoP	136	85	16	16								9				
10	Equity instruments	49	12	1	1												
11	Households	374,654	374,654	62,245	62,245						62,245						
12	of which loans collateralised by residential immovable property	374,654	374,654	62,245	62,245						62,245						
13	of which building renovation loans																
14	of which motor vehicle loans																
15	Local government financing	2,546	2,546														
16	Housing financing	2,488	2,488														
17	Other local government financing	58	58														
18	Collateral obtained by taking possession: residential and commercial immovable properties	2															
19	Exposures included on a voluntary basis																
20	Total GAR assets	458,116															

---

[1] It is not yet possible to identify renovation loans or car loans on a reliable basis, therefore these items are intentionally left blank in this template.
[2] Based on the materiality assessment as explained in the 'Technical notes to EUT reporting', information related to the off-balance sheet exposures is omitted from this template. Hence, row 41 to row 44 have been left empty intentionally and depicted grey.

31 December 2025																
Stock (Million EUR)	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p
				Breakdown per environmental objective												
	Total [gross] carrying amount	Of which Taxonomy-eligible	Of which Taxonomy-aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	Of which Use of Proceeds	Of which transitional	Of which enabling	Non-assessed exposures	Of which financing non-material activities of counterparties	Of which exposures financing counterparties reporting in accordance with Article 7(9)	Of which not assessed considered non-material by the credit institution
21 Assets not covered for GAR calculation	602,248															
22 Central governments and Supranational issuers	76,779															
23 Central banks exposure	57,339															
24 Trading book	31,384															
25 Undertakings and entities not subject to CSRD	334,593															
26 SMEs and undertakings (other than SMEs) not subject to CSRD disclosure obligations	181,144															
27 Loans and advances	169,905															
28 of which loans collateralised by commercial immovable property	54,025															
29 of which building renovation loans																
30 Debt securities	10,385															
31 Equity instruments	853															
32 Non-EU country counterparties not subject to CSRD disclosure obligations	153,449															
33 Loans and advances	147,459															
34 Debt securities	3,983															
35 Equity instruments	2,007															
36 Derivatives	19,975															
37 On demand interbank loans	3,054															
38 Cash and cash-related assets	1,756															
39 Other categories of assets (e.g. Goodwill, commodities etc.)	77,368															
40 Total assets	1,060,364															
Off-balance sheet exposures (stock) to Undertakings subject to CSRD disclosure obligations and local governments																
41 Financial guarantees																
42 Assets under management																
43 Of which debt securities																
44 Of which equity instruments																

Template 1 Assets for the calculation of GAR stock based on capex[1,2]

31 December 2025	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p
Stock (Million EUR)				Breakdown per environmental objective												
	Total [gross] carrying amount	Of which Taxonomy-eligible	Of which Taxonomy-aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	Of which Use of Proceeds	Of which transitional	Of which enabling	Non-assessed exposures	Of which financing non-material activities of counterparties	Of which exposures financing counterparties reporting in accordance with Article 7(9)	Of which not assessed considered non-material by the credit institution
1 GAR – Covered assets in both numerator and denominator	458,116	401,642	67,393	67,010	304	15	46	17		62,269	758	2,300				
2 Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	458,114	401,641	67,393	67,010	304	15	46	17		62,269	758	2,300				
3 Financial undertakings	49,625	9,461	1,073	1,026	46					24	86	343				
4 Loans and advances	37,336	6,382	919	872	46						82	333				
5 Debt securities, including UoP	12,281	3,079	154	154						24	5	10				
6 Equity instruments	7															
7 Non-financial undertakings	31,289	14,980	4,075	3,739	257	15	46	17			671	1,957				
8 Loans and advances	31,104	14,860	4,050	3,714	257	15	46	17			669	1,942				
9 Debt securities, including UoP	136	100	24	24							2	15				
10 Equity instruments	49	20	1	1												
11 Households	374,654	374,654	62,245	62,245						62,245						
12 of which loans collateralised by residential immovable property	374,654	374,654	62,245	62,245						62,245						
13 of which building renovation loans																
14 of which motor vehicle loans																
15 Local government financing	2,546	2,546														
16 Housing financing	2,488	2,488														
17 Other local government financing	58	58														
18 Collateral obtained by taking possession: residential and commercial immovable properties	2															
19 Exposures included on a voluntary basis																
20 Total GAR assets	458,116															

---

1   It is not yet possible to identify renovation loans or car loans on a reliable basis, therefore these items are intentionally left blank in this template.
2   Based on the materiality assessment as explained in the 'Technical notes to EUT reporting', information related to the off-balance sheet exposures is omitted from this template. Hence, row 41 to row 44 have been left empty intentionally and depicted grey.

31 December 2025

Stock
(Million EUR)

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p
					Breakdown per environmental objective												
		Total [gross] carrying amount	Of which Taxonomy-eligible	Of which Taxonomy-aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	Of which Use of Proceeds	Of which transitional	Of which enabling	Non-assessed exposures	Of which financing non-material activities of counterparties	Of which exposures financing counterparties reporting in accordance with Article 7(9)	Of which not assessed considered non-material by the credit institution
21	**Assets not covered for GAR calculation**	**602,248**															
22	**Central governments and Supranational issuers**	**76,779**															
23	**Central banks exposure**	**57,339**															
24	**Trading book**	**31,384**															
25	**Undertakings and entities not subject to CSRD**	**334,593**															
26	SMEs and undertakings (other than SMEs) not subject to CSRD disclosure obligations	181,144															
27	Loans and advances	169,905															
28	of which loans collateralised by commercial immovable property	54,025															
29	of which building renovation loans																
30	Debt securities	10,385															
31	Equity instruments	853															
32	Non-EU country counterparties not subject to CSRD disclosure obligations	153,449															
33	Loans and advances	147,459															
34	Debt securities	3,983															
35	Equity instruments	2,007															
36	**Derivatives**	**19,975**															
37	**On demand interbank loans**	**3,054**															
38	**Cash and cash-related assets**	**1,756**															
39	**Other categories of assets (e.g. Goodwill, commodities etc.)**	**77,368**															
40	**Total assets**	**1,060,364**															
	Off-balance sheet exposures (stock) to Undertakings subject to CSRD disclosure obligations and local governments																
41	Financial guarantees																
42	Assets under management																
43	Of which debt securities																
44	Of which equity instruments																

Template 1 Assets for the calculation of GAR flow based on Turnover[1,2]

31 December 2025																
Flow (Million EUR)	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p
				Breakdown per environmental objective												
	Total [gross] carrying amount	Of which Taxonomy-eligible	Of which Taxonomy-aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	Of which Use of Proceeds	Of which transitional	Of which enabling	Non-assessed exposures	Of which financing non-material activities of counterparties	Of which exposures financing counterparties reporting in accordance with Article 7(9)	Of which not assessed considered non-material by the credit institution
1 GAR – Covered assets in both numerator and denominator	**103,554**	**67,619**	**8,675**	**8,629**	**23**	**3**	**13**	**6**		**6,692**	**532**	**675**				
2 Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	103,554	67,619	8,675	8,629	23	3	13	6		6,692	532	675				
3 Financial undertakings	**26,695**	**3,090**	**434**	**420**	**13**		**2**				**30**	**66**				
4 Loans and advances	25,980	3,027	429	415	13		2				30	66				
5 Debt securities, including UoP	714	62	5	5												
6 Equity instruments																
7 Non-financial undertakings	**20,178**	**7,848**	**1,549**	**1,518**	**10**	**3**	**11**	**6**			**502**	**609**				
8 Loans and advances	20,077	7,794	1,541	1,510	10	3	11	6			502	603				
9 Debt securities, including UoP	52	42	7	7								6				
10 Equity instruments	49	12	1	1												
11 Households	**56,681**	**56,681**	**6,692**	**6,692**						**6,692**						
12 of which loans collateralised by residential immovable property	56,681	56,681	6,692	6,692						6,692						
13 of which building renovation loans																
14 of which motor vehicle loans																
15 Local government financing																
16 Housing financing																
17 Other local government financing																
18 Collateral obtained by taking possession: residential and commercial immovable properties																
19 Exposures included on a voluntary basis																
20 Total GAR assets	103,554															

---

[1] It is not yet possible to identify renovation loans or car loans on a reliable basis, therefore these items are intentionally left blank in this template.
[2] Based on the materiality assessment as explained in the 'Technical notes to EUT reporting', information related to the off-balance sheet exposures is omitted from this template. Hence, row 41 to row 44 have been left empty intentionally and depicted grey.

31 December 2025																
Flow (Million EUR)	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p
						Breakdown per environmental objective										
	Total [gross] carrying amount	Of which Taxonomy-eligible	Of which Taxonomy-aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	Of which Use of Proceeds	Of which transitional	Of which enabling	Non-assessed exposures	Of which financing non-material activities of counterparties	Of which exposures financing counterparties reporting in accordance with Article 7(9)	Of which not assessed considered non-material by the credit institution
21 **Assets not covered for GAR calculation**	**277,324**															
22 **Central governments and Supranational issuers**	**16,585**															
23 **Central banks exposure**	**42,906**															
24 **Trading book**	**19,196**															
25 **Undertakings and entities not subject to CSRD**	**155,819**															
26 SMEs and undertakings (other than SMEs) not subject to CSRD disclosure obligations	57,957															
27 Loans and advances	55,090															
28 of which loans collateralised by commercial immovable property	10,870															
29 of which building renovation loans																
30 Debt securities	2,863															
31 Equity instruments	4															
32 Non-EU country counterparties not subject to CSRD disclosure obligations	97,862															
33 Loans and advances	97,238															
34 Debt securities	610															
35 Equity instruments	15															
36 **Derivatives**	**8,557**															
37 **On demand interbank loans**	**1,127**															
38 **Cash and cash-related assets**	**490**															
39 **Other categories of assets (e.g. Goodwill, commodities etc.)**	**32,643**															
40 **Total assets**	**380,878**															
Off-balance sheet exposures (stock) to Undertakings subject to CSRD disclosure obligations and local governments																
41 Financial guarantees																
42 Assets under management																
43 Of which debt securities																
44 Of which equity instruments																

Template 1 Assets for the calculation of GAR flow based on capex[1,2]

31 December 2025

Flow (Million EUR)

		a	b	c	Breakdown per environmental objective						j	k	l	m	n	o	p
					d	e	f	g	h	i							
		Total [gross] carrying amount	Of which Taxonomy-eligible	Of which Taxonomy-aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	Of which Use of Proceeds	Of which transitional	Of which enabling	Non-assessed exposures	Of which financing non-material activities of counterparties	Of which exposures financing counterparties reporting in accordance with Article 7(9)	Of which not assessed considered non-material by the credit institution
1	GAR - Covered assets in both numerator and denominator	103,554	68,934	9,629	9,372	222	6	17	11		6,692	575	1,063				
2	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	103,554	68,934	9,629	9,372	222	6	17	11		6,692	575	1,063				
3	Financial undertakings	26,695	3,072	489	482	7						39	98				
4	Loans and advances	25,980	3,009	484	476	7						39	98				
5	Debt securities, including UoP	714	63	5	5												
6	Equity instruments																
7	Non-financial undertakings	20,178	9,181	2,448	2,199	215	6	17	11			536	965				
8	Loans and advances	20,077	9,110	2,432	2,183	215	6	17	11			534	954				
9	Debt securities, including UoP	52	50	15	15							2	11				
10	Equity instruments	49	20	1	1												
11	Households	56,681	56,681	6,692	6,692						6,692						
12	of which loans collateralised by residential immovable property	56,681	56,681	6,692	6,692						6,692						
13	of which building renovation loans																
14	of which motor vehicle loans																
15	Local government financing																
16	Housing financing																
17	Other local government financing																
18	Collateral obtained by taking possession: residential and commercial immovable properties																
19	Exposures included on a voluntary basis																
20	Total GAR assets	103,554															

---

1   It is not yet possible to identify renovation loans or car loans on a reliable basis, therefore these items are intentionally left blank in this template.
2   Based on the materiality assessment as explained in the 'Technical notes to EUT reporting', information related to the off-balance sheet exposures is omitted from this template. Hence, row 41 to row 44 have been left empty intentionally and depicted grey.

31 December 2025																
Flow (Million EUR)	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p
						Breakdown per environmental objective										
	Total [gross] carrying amount	Of which Taxonomy-eligible	Of which Taxonomy-aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	Of which Use of Proceeds	Of which transitional	Of which enabling	Non-assessed exposures	Of which financing non-material activities of counterparties	Of which exposures financing counterparties reporting in accordance with Article 7(9)	Of which not assessed considered non-material by the credit institution
21 **Assets not covered for GAR calculation**	**277,324**															
22 **Central governments and Supranational issuers**	**16,585**															
23 **Central banks exposure**	**42,906**															
24 **Trading book**	**19,196**															
25 **Undertakings and entities not subject to CSRD**	**155,819**															
26 SMEs and undertakings(other than SMEs) not subject to CSRD disclosure obligations	57,957															
27 Loans and advances	55,090															
28 of which loans collateralised by commercial immovable property	10,870															
29 of which building renovation loans																
30 Debt securities	2,863															
31 Equity instruments	4															
32 Non-EU country counterparties not subject to CSRD disclosure obligations	97,862															
33 Loans and advances	97,238															
34 Debt securities	610															
35 Equity instruments	15															
36 **Derivatives**	**8,557**															
37 **On demand interbank loans**	**1,127**															
38 **Cash and cash-related assets**	**490**															
39 **Other categories of assets (e.g. Goodwill, commodities etc.)**	**32,643**															
40 **Total assets**	**380,878**															
Off-balance sheet exposures (stock) to Undertakings subject to CSRD disclosure obligations and local governments																
41 *Financial guarantees*																
42 *Assets under management*																
43 *Of which debt securities*																
44 *Of which equity instruments*																

Template 2 Breakdown by sector based on Turnover[1]

31 December 2025									
a	b	c	d	e	f	g	h	i	j
Breakdown by sector - NACE 4 digits level (code and label) (Million EUR)	Total [Gross] carrying amount	Of which Taxonomy eligible	Of which Taxonomy aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1 6419 - Other monetary intermediation	32,654	7,063	465	461	1		3		
2 6499 - Other financial service activities, except insurance and pension funding n.e.c.	7,060	243	25	25					
3 6511 - Life insurance	5,228	176	186	186	1				
4 2611 - Manufacture of electronic components	3,382	25							
5 6492 - Other credit granting	1,759	807	95	93			2		
6 2410 - Manufacture of basic iron and steel and of ferro-alloys	1,738	1,483	222	222					
7 3513 - Distribution of electricity	1,570	847	677	670		1		5	
8 1920 - Manufacture of refined petroleum products	1,544	97	50	49			1		
9 2790 - Manufacture of other electrical equipment	1,537	1,332	134	91			43		
10 6619 - Other activities auxiliary to financial services, except insurance and pension funding	1,518	145	7	7					
11 Nuclear activities	5	2	1						
12 Fossil gas activities	370	210	96						
13 Non-assessed exposures									

---

[1] This template is populated in line with the NACE-based classification approach. However, the NACE codes suggested by the EU Taxonomy for nuclear and gas activities (e.g. NACE 35.11) do not allow for a clear distinction between nuclear- or gas-related activities and other activities captured under the same NACE code (for example, renewable electricity generation). Following an initial allocation based on the suggested NACE codes, expert judgement was applied to determine whether the undertaking's primary activity is nuclear- or gas-related and whether the undertaking is subject to the CSRD. Further details are provided in the 'Technical notes to EUT reporting'.

Template 2 Breakdown by sector based on Capex[1]

31 December 2025									
a	b	c	d	e	f	g	h	i	j
Breakdown by sector – NACE 4 digits level (code and label) (Million EUR)	Total [Gross] carrying amount	Of which Taxonomy eligible	Of which Taxonomy aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1 6419 - Other monetary intermediation	32,654	7,108	583	582	2				
2 6499 - Other financial service activities, except insurance and pension funding n.e.c.	7,060	344	27	27					
3 6511 - Life insurance	5,228		192	190	2				
4 2611 - Manufacture of electronic components	3,382	39							
5 6492 - Other credit granting	1,759	902	220	198	22				
6 2410 - Manufacture of basic iron and steel and of ferro-alloys	1,738	1,240	211	211					
7 3513 - Distribution of electricity	1,570	1,075	849	795	34	7	6	7	
8 1920 - Manufacture of refined petroleum products	1,544	285	201	193			8		
9 2790 - Manufacture of other electrical equipment	1,537	1,238	116	96			20		
10 6619 - Other activities auxiliary to financial services, except insurance and pension funding	1,518	550	13	13					
11 Nuclear activities	5	1	1						
12 Fossil gas activities	370	226	120						
13 Non-assessed exposures									

---

[1] This template is populated in line with the NACE-based classification approach. However, the NACE codes suggested by the EU Taxonomy for nuclear and gas activities (e.g. NACE 35.11) do not allow for a clear distinction between nuclear- or gas-related activities and other activities captured under the same NACE code (for example, renewable electricity generation). Following an initial allocation based on the suggested NACE codes, expert judgement was applied to determine whether the undertaking's primary activity is nuclear- or gas-related and whether the undertaking is subject to the CSRD. Further details are provided in the 'Technical notes to EUT reporting'.

Template 3 GAR KPI stock based on Turnover

31 December 2025														
% (compared to corresponding total covered assets in the denominator)		a	b	c	d	e	f	g	h	i	j	k	l	m
				Breakdown per environmental objective										
		Taxonomy-eligible	Taxonomy-aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of Taxonomy aligned in Taxonomy eligible	Non-assessed exposures
1	**GAR - Covered assets in both numerator and denominator**	**87.0 %**	**14.3 %**	**14.3 %**						**13.6 %**	**0.1 %**	**0.3 %**	**16.5 %**	
2	**Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation**	87.0 %	14.3 %	14.3 %						13.6 %	0.1 %	0.3 %	16.5 %	
3	**Financial undertakings**	**17.8 %**	**1.7 %**	**1.6 %**	**0.1%**					**0.1 %**	**0.1 %**	**0.4 %**	**9.6 %**	
4	Loans and advances	15.5 %	1.9 %	1.7 %	0.2%						0.2 %	0.5 %	12.2 %	
5	Debt securities, including UoP	25.0 %	1.2 %	1.2 %						0.2 %		0.1 %	4.7 %	
6	Equity instruments	2.2 %	0.3 %	0.3 %									15.7 %	
7	**Non-financial undertakings**	**40.2 %**	**8.1 %**	**7.6 %**	**0.2%**		**0.2%**				**1.8 %**	**3.9 %**	**20.0 %**	
8	Loans and advances	40.1 %	8.1 %	7.6 %	0.2%		0.2%				1.8 %	3.9 %	20.0 %	
9	Debt securities, including UoP	62.5 %	11.7 %	11.7 %							0.3 %	6.3 %	18.7 %	
10	Equity instruments	23.7 %	1.0 %	1.0 %								0.1 %	4.4 %	
11	**Households**	**100 %**	**16.6 %**	**16.6 %**						**16.6 %**			**16.6 %**	
12	of which loans collateralised by residential immovable property	100 %	16.6 %	16.6 %						16.6 %			16.6 %	
13	of which building renovation loans													
14	of which motor vehicle loans													
15	**Local governmens financing**	**100 %**												
16	Housing financing	100 %												
17	Other local government financing	100 %												
18	**Collateral obtained by taking possession: residential and commercial immovable properties**	**23.7 %**												
19	**Exposures included on a voluntary basis**													
20	**GAR - Total GAR assets**	**87.0 %**	**14.3 %**	**14.3 %**						**13.6 %**	**0.1 %**	**0.3 %**	**16.5 %**	

Template 3 GAR KPI stock based on capex

31 December 2025													
% (compared to corresponding total covered assets in the denominator)	a	b	c	d	e	f	g	h	i	j	k	l	m
			Breakdown per environmental objective										
	Taxonomy-eligible	Taxonomy-aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of Taxonomy aligned in Taxonomy eligible	Non-assessed exposures
1 GAR - Covered assets in both numerator and denominator	**87.7 %**	**14.7 %**	**14.6 %**	**0.1 %**					**13.6 %**	**0.2 %**	**0.5 %**	**16.8 %**	
2 Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	87.7 %	14.7 %	14.6 %	0.1 %					13.6 %	0.2 %	0.5 %	16.8 %	
3 **Financial undertakings**	**19.1 %**	**2.2 %**	**2.1 %**	**0.1 %**					**0.1 %**	**0.2 %**	**0.7 %**	**11.3 %**	
4 Loans and advances	17.1 %	2.5 %	2.3 %	0.1 %						0.2 %	0.9 %	14.4 %	
5 Debt securities, including UoP	25.1 %	1.3 %	1.3 %						0.2 %		0.1 %	5.0 %	
6 Equity instruments	2.2 %	0.4 %	0.4 %									16.1 %	
7 **Non-financial undertakings**	**47.9 %**	**13.0 %**	**12.0 %**	**0.8 %**	**0.1%**	**0.2%**	**0.1%**			**2.2 %**	**6.3 %**	**27.2 %**	
8 Loans and advances	47.8 %	13.0 %	11.9 %	0.8 %	0.1 %	0.2 %	0.1 %			2.2 %	6.2 %	27.3 %	
9 Debt securities, including UoP	73.7 %	17.5 %	17.5 %							1.8 %	11.2 %	23.7 %	
10 Equity instruments	41.1 %	1.8 %	1.8 %							0.7 %	0.1 %	4.4 %	
11 **Households**	**100 %**	**16.6 %**	**16.6 %**						**16.6 %**			**16.6 %**	
12 of which loans collateralised by residential immovable property	100 %	16.6 %	16.6 %						16.6 %			16.6 %	
13 of which building renovation loans													
14 of which motor vehicle loans													
15 **Local government financing**	**100 %**												
16 Housing financing	100 %												
17 Other local government financing	100 %												
18 **Collateral obtained by taking possession: residential and commercial immovable properties**	**23.7 %**												
19 **Exposures included on a voluntary basis**													
20 GAR - Total GAR assets	87.7 %	14.7 %	14.6 %	0.1 %					13.6 %	0.2 %	0.5 %	16.8 %	

Template 4 GAR KPI flow based on Turnover

31 December 2025													
% (compared to corresponding total covered assets in the denominator)	a	b	c	d	e	f	g	h	i	j	k	l	m
			Breakdown per environmental objective										
	Taxonomy-eligible	Taxonomy-aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of Taxonomy aligned in Taxonomy eligible	Non-assessed exposures
1 **GAR - Covered assets in both numerator and denominator**	**65.3 %**	**8.4 %**	**8.3 %**						**6.5 %**	**0.5 %**	**0.7 %**	**12.8 %**	
2 **Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation**	65.3 %	8.4 %	8.3 %						6.5 %	0.5 %	0.7 %	12.8 %	
3 **Financial undertakings**	**11.6 %**	**1.6 %**	**1.6 %**	**0.1%**					**0.1 %**		**0.3 %**	**14.1 %**	
4 Loans and advances	11.7 %	1.7 %	1.6 %	0.1%					0.1 %		0.3 %	14.2 %	
5 Debt securities, including UoP	8.7 %	0.7 %	0.7 %									8.0 %	
6 Equity instruments													
7 **Non-financial undertakings**	**38.9 %**	**7.7 %**	**7.5 %**	**0.1%**		**0.1%**				**2.5 %**	**3.0 %**	**19.7 %**	
8 Loans and advances	38.8 %	7.7 %	7.5 %	0.1%		0.1%				2.5 %	3.0 %	19.8 %	
9 Debt securities, including UoP	81.5 %	14.3 %	14.3 %							0.7 %	10.8 %	17.5 %	
10 Equity instruments	23.9 %	1.0 %	1.0 %								0.1 %	4.4 %	
11 **Households**	**100 %**	**11.8 %**	**11.8 %**						**11.8 %**			**11.8 %**	
12 of which loans collateralised by residential immovable property	100 %	11.8 %	11.8 %						11.8 %			11.8 %	
13 of which building renovation loans													
14 of which motor vehicle loans													
15 **Local government financing**													
16 Housing financing													
17 Other local government financing													
18 **Collateral obtained by taking possession: residential and commercial immovable properties**													
19 **Exposures included on a voluntary basis**													
20 **GAR - Total GAR assets**	**65.3 %**	**8.4 %**	**8.3 %**						**6.5 %**	**0.5 %**	**0.7 %**	**12.8 %**	

Template 4 GAR KPI flow based on capex

31 December 2025													
% (compared to corresponding total covered assets in the denominator)	a	b	c	d	e	f	g	h	i	j	k	l	m
			Breakdown per environmental objective										
	Taxonomy-eligible	Taxonomy-aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of Taxonomy aligned in Taxonomy eligible	Non-assessed exposures
1 **GAR - Covered assets in both numerator and denominator**	**66.6 %**	**9.3 %**	**9.1 %**	**0.2 %**					**6.5 %**	**0.6%**	**1.0 %**	**14.0 %**	
2 **Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation**	66.6 %	9.3 %	9.1 %	0.2 %					6.5 %	0.6%	1.0 %	14.0 %	
3 **Financial undertakings**	**11.5 %**	**1.8 %**	**1.8 %**							**0.2%**	**0.4 %**	**15.9 %**	
4 Loans and advances	11.6 %	1.9 %	1.8 %							0.2%	0.4 %	16.1 %	
5 Debt securities, including UoP	8.8 %	0.7 %	0.7 %									8.4 %	
6 Equity instruments													
7 **Non-financial undertakings**	**45.5 %**	**12.1 %**	**10.9 %**	**1.1 %**		**0.1%**	**0.1%**			**2.7%**	**4.8 %**	**26.7 %**	
8 Loans and advances	45.4 %	12.1 %	10.9 %	1.1 %		0.1%	0.1%			2.7%	4.8 %	26.7 %	
9 Debt securities, including UoP	96.6 %	28.0 %	28.0 %							4.7%	20.9 %	29.0 %	
10 Equity instruments	41.4 %	1.8 %	1.8 %							0.7%	0.1 %	4.4 %	
11 **Households**	**100 %**	**11.8 %**	**11.8 %**						**11.8 %**			**11.8 %**	
12 of which loans collateralised by residential immovable property	100 %	11.8 %	11.8 %						11.8 %			11.8 %	
13 of which building renovation loans													
14 of which motor vehicle loans													
15 **Local government financing**													
16 Housing financing													
17 Other local government financing													
18 **Collateral obtained by taking possession: residential and commercial immovable properties**													
19 **Exposures included on a voluntary basis**													
20 **GAR - Total GAR assets**	**66.6 %**	**9.3 %**	**9.1 %**	**0.2 %**					**6.5 %**	**0.6%**	**1.0 %**	**14.0 %**	

Articles of Association - Appropriation of results

Appropriation of results

The result is appropriated pursuant to Article 37 of the Articles of Association of ING Groep N.V. The Company may make distributions to the extent permitted by law after adoption of the financial statements by the Executive and Supervisory Boards. The Executive Board, subject to approval of the Supervisory Board, determines what part of the result remaining after application of the provisions of article 37.3 is to be appropriated to reserves and that the remaining part of the result shall be at the disposal of the General Meeting. The General Meeting, on a motion of the Executive Board with approval of the Supervisory Board may resolve to distribute from the reserves to ordinary shareholders a dividend or other form of distribution to the registered shareholders on a date determined by the Executive Board and approved by the Supervisory Board.

Risk factors

Summary of risk factors

The following is a summary of the principal risk factors that could have a material adverse effect on the reputation, business activities, financial condition, results and prospects of ING. Please carefully consider all the information presented in this section for a detailed description of these risks.

Risks related to financial conditions, market environment and general economic trends

- Our revenues and earnings are affected by volatility, regime shifts and cross-market contagion of the economic, business, liquidity, funding and capital markets environments of the various geographic regions in which we conduct business, as well as by changes in customer behaviour in these regions, and an adverse change in any one region could have an impact on our business, results and financial condition.
- Inflation and deflation scenarios, as well as interest rate volatility and changes may adversely affect our business, results and financial condition.
- The default of a major market participant could disrupt the markets and may have an adverse effect on our business, results and financial condition.
- Continued risk of political instability and fiscal uncertainty around the globe, as well as ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, results and financial condition.
- Market conditions, including those observed over the past few years, may increase the risk of loans being impaired and have a negative effect on our results and financial condition.
- Discontinuation of interest rate benchmarks may negatively affect our business, results and financial condition.

- We may incur losses due to failures of banks falling under the scope of resolution funding or deposit schemes.

Risks related to the regulation and supervision of the Group

- Non-compliance with laws and/or regulations could result in fines and other liabilities, penalties or consequences for us, which could materially affect our business and reputation and reduce our profitability.
- Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our business activities.
- We are subject to additional legal and regulatory risk in certain countries with less developed or less predictable legal and regulatory frameworks or the supervision thereof.
- We are subject to the regulatory supervision of the ECB and other regulators and public bodies with extensive supervisory and investigatory powers.
- Failure to meet minimum capital and other prudential regulatory requirements as applicable to us from time to time may have a material adverse effect on our business, results and financial condition and on our ability to make payments on certain of our securities.
- Our US commodities and derivatives business is subject to CFTC and SEC regulation under the Dodd-Frank Act.
- We are subject to the EU recovery and resolution regime and several other bank recovery and resolution regimes that include statutory write-down and conversion as well as other powers, which remain subject to significant uncertainties as to the scope and impact on us.

Risks related to litigation, enforcement proceedings and investigations and to changes in tax laws

- We may be subject to litigation, enforcement proceedings, investigations or other regulatory actions, and adverse publicity.

- We are subject to different tax regulations in each of the jurisdictions where we conduct business, and are exposed to changes in tax laws and risks of non-compliance resulting in proceedings or investigations with respect to tax laws.
- Our reputation could be harmed and we could be subject to enforcement actions, fines and penalties if we fail to comply with our obligations under tax laws and regulations.
- ING is exposed to the risk of claims from customers or stakeholders who feel misled or treated unfairly because of advice or information received.

Risks related to the Group's business and operations

- ING may be unable to meet evolving expectations or requirements with respect to ESG-related matters.
- ING may be unable to adapt its products and services to meet changing customer behaviour and demand, including as a result of ESG-related matters.
- ING's business and operations are exposed to transition risks related to climate change.
- ING's business and operations are exposed to physical risks, including as a direct result of climate change.
- Operational and IT risks, such as systems disruptions or failures, breaches of security, human error, changes in operational practices, inadequate controls including in respect of third parties with which we do business or outbreaks of communicable diseases may adversely impact our reputation, business and results.
- We are subject to increasing risks related to cybercrime and compliance with cybersecurity regulation.
- Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results.

- We may not always be able to protect our intellectual property developed in our products and services and may be subject to infringement claims, which could adversely impact our core business, inhibit efforts to monetise our internal innovations and restrict our ability to capitalise on future opportunities.
- The inability of counterparties to meet their financial obligations or our inability to fully enforce our rights against counterparties could have a material adverse effect on our results.
- Ratings are important to our business for a number of reasons, and a downgrade or a potential downgrade in our credit ratings could have an adverse impact on our results and net results.
- An inability to retain or attract key personnel may affect our business and results.
- We may incur further liabilities in respect of our defined benefit retirement plans if the value of plan assets is not sufficient to cover potential obligations, including as a result of differences between actual results and underlying actuarial assumptions and models.

Risks related to the Group's risk management practices

- Risks relating to our use of quantitative models to model client behaviour for the purposes of our calculations may adversely impact our results and reputation.
- We may be unable to manage our risks successfully through derivatives.

Risks related to the Group's liquidity and financing activities

- We depend on the capital and credit markets, as well as customer deposits, to provide the liquidity and capital required to fund our operations, and adverse conditions in the capital and credit markets, or significant withdrawals of customer deposits, may negatively impact our liquidity, borrowing and capital positions, as well as increase the cost of liquidity, borrowings and capital.
- As a holding company, ING Groep N.V. is dependent for liquidity on payments from its subsidiaries, many of which are subject to regulatory and other restrictions on their ability to transact with affiliates.

Additional risks relating to ownership of ING shares

- Holders of ING shares may experience dilution of their holdings and may be impacted by any share buyback programme.
- Because we are incorporated under the laws of the Netherlands and many of the members of our Supervisory and Executive Boards and our officers reside outside of the United States, it may be difficult to enforce judgements of US courts against ING or the members of our Supervisory Board and Executive Board or our officers.

Risk factors

Any of the risks described below could have a material adverse effect on the business activities, financial condition, results and prospects of ING as well as ING's reputation. ING may face a number of the risks described below simultaneously and some risks described below may be interdependent. While the risk factors below have been divided into categories, some risk factors could belong in more than one category and investors should carefully consider all of the risk factors set out in this section. Additional risks of which the Company is not presently aware, or that are currently viewed as immaterial, could also affect the business operations of ING and have a material adverse effect on ING's business activities, financial condition, results and prospects. The market price of ING shares or other securities could decline due to any of those risks including the risks described below, and investors could lose all or part of their investments.

Although the risk factors that ING currently believes to be most material have been presented first within each category, the order in which the risk factors are presented is not necessarily an indication of the likelihood of the risks actually materialising, of the potential significance of the risks or of the scope of any potential negative impact to our business, results, financial condition and prospects.

Risks related to financial conditions, market environment and general economic trends

Our revenues and earnings are affected by volatility, regime shifts and cross-market contagion of the economic, business, liquidity, funding and capital markets environments of the various geographic regions in which we conduct business, as well as by changes in customer behaviour in these regions, and an adverse change in any one region could have an impact on our business, results and financial condition.

Because ING is a multinational banking and financial services corporation, with a global presence and serving 40 million customers, corporate clients and financial institutions in 38 countries, ING's business, results and financial condition may be significantly impacted by turmoil and volatility in the worldwide financial markets or in the particular geographic areas in which we operate. In Retail Banking, our products include savings, payments, investments, loans and mortgages. In Wholesale Banking, we provide specialised lending, tailored corporate finance, debt and equity market solutions, payments & cash management, trade and treasury services. Negative developments in relevant financial markets and/or countries or regions have in the past had and may in the future have a material adverse impact on our business, results and financial condition, including as a result of the potential consequences listed below.

Factors such as inflation or deflation, interest rates, government spending, geopolitical events and trends, supply chain disruptions, shortages, terrorism, pandemics and epidemics (such as Covid-19 pandemic) or other widespread health emergencies, securities prices, the volatility and strength of the capital markets, exchange rates, credit spreads, liquidity spreads, real estate values and private equity valuations, consumer spending, business investment, changes in customer behaviour and climate change, all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region. Some of these risks are often experienced globally as well as in specific geographic regions and are described in greater detail below under the headings: 'Inflation and deflation scenarios, as well as interest rate volatility and changes may adversely affect our business, results and financial condition'; 'Market conditions, including those observed over the past few years may increase the risk of loans being impaired and have a negative effect on our results and financial condition'; and 'Continued risk of political instability and fiscal uncertainty, as well as ongoing volatility in the financial markets and the economy generally have affected, and may adversely affect, our business, results and financial condition'. All of these are factors in local and regional economies as well as in the global economy, and we may be affected by changes in any one of these factors in any one country or region, and more if more of these factors occur simultaneously and/or in multiple countries or regions or on a global scale.

In case one or more of the factors mentioned above adversely affects the profitability of our business, this might also result, among other things, in the following:
- Inadequate reserves or provisions, in relation to which losses could ultimately be realised through profit and loss and shareholders' equity;
- The write-down of tax assets impacting net results and/or equity;
- Impairment expenses related to goodwill and other intangible assets, impacting our net result and equity; and/or
- Movements in risk-weighted assets for the determination of required capital.

In particular, we are exposed to financial, economic, market and political conditions in the Benelux countries and Germany, from which we derive a significant portion of our revenues in both Retail Banking and Wholesale Banking, and which could present risks of economic downturn. Though less material, we also derive substantial revenues in the following geographic regions: United States, Türkiye, Poland and the remainder of Eastern Europe, Southern Europe, East Asia and Australia. In an economic downturn affecting some or all of these jurisdictions, we expect that higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investments and lower consumer spending would adversely affect the demand for banking products, and that ING may need to increase its reserves and provisions, each of which may result in overall lower earnings. Securities prices, real estate values and private equity valuations may also be adversely impacted, and any such losses would be realised through profit and loss and shareholders' equity. We also offer a number of financial products

that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. As a result, their impact may continue to affect our business. We also have wholesale banking activities in both Russia and Ukraine, as well as investments in Russia, some of which are denominated in local currency. In response to Russia's invasion of Ukraine, the international community imposed various punitive measures, including sanctions, capital controls, restrictions on SWIFT access and restrictions on central bank activity. These measures and Russia's response thereto have significantly impacted, and may continue to significantly impact, Russia's economy, our activities in Russia and our activities involving Russian-owned parties. They have contributed to heightened instability in global markets and increased inflation due in part to supply chain constraints, as well as continued volatile and periodic elevation of energy and commodity prices. Should prices remain elevated for an extended period, most businesses and households would be negatively impacted, and our business in Russia and Ukraine, as well as our broader business, may be adversely affected, including through spill-over risk to the entire wholesale banking portfolio (e.g. commodities financing, energy and utilities and energy-consuming clients).

On 28 January 2025, ING announced its intention to sell its business in Russia to a third party. As the buyer has not received all necessary approvals, ING has been unable to complete the deal within the expected timeframe. There is no guarantee that any such approvals will be received, or any certainty as to the timing or occurrence of closing of the proposed transaction, or the ultimate divestment of ING's business in Russia.

Environmental and/or climate risks have also directly and indirectly impacted ING without significant financial impact, for example through, among other things, losses suffered as a result of extreme weather events, the impact of climate-related transition risk on the risk and return profile or value of security or operations of certain categories of customer to which ING has exposure. In addition, these risks may also increase ING's reputational and litigation risk if the economic activity that ING supports is not in line with community expectations or ING's external commitments or legal or regulatory requirements (this includes, but is not limited to, greenwashing risk).

For more information on ING's exposure to particular geographic areas, see Note 31 'Information on geographical areas' to the consolidated financial statements.

Inflation and deflation scenarios, as well as interest rate volatility and changes may adversely affect our business, results and financial condition.

In general, both inflation and deflation may influence consumers' spending habits, affecting the economic activity and consequently our core revenue stream (e.g. in terms of overall financial health of borrowers and loan demand, and collateral management, among other things). Furthermore, inflation and deflation may have repercussions on interest rate spreads, and therefore on the profitability of traditional banking activities. Overall, both inflation and deflation can pose significant challenges, impacting our ability to generate revenue, manage risk, and maintain a stable financial position.

Furthermore, a significant and sustained increase in inflation has historically also been associated with decreased prices for equity securities and sluggish performance of equity markets generally. A sustained decline in equity markets may:
- result in impairment charges to equity securities that we hold in our investment portfolios and reduced levels of unrealised capital gains available to us which would reduce our net income; and
- lower the value of our equity investments impacting our capital position.

Central banks continue to adopt a cautious stance in response to persistent inflationary pressures, moderate economic growth, and elevated geopolitical risks. With EU inflation converging toward the 2% target and expected to remain near this level over the medium term, markets anticipate stable interest rates through 2026.

Changes in interest rates may impact our business. In case of increased interest rates, we may:
- experience a decrease of the estimated fair value of certain fixed income securities that we hold in our investment portfolios, resulting in:

– reduced levels of unrealised capital gains available to us, which could negatively impact our solvency position and net income, and/or
– a decrease in collateral values;
- face an increased withdrawal of certain savings products, particularly those with fixed rates below market rates;
- be required, as an issuer of securities, to pay higher interest rates on debt securities that we issue in the financial markets from time to time to finance our operations, which would increase our interest expenses and reduce our results;
- experience further customer defaults as interest rate rises flow through into payment stress for lower credit quality customers.

On the other hand, a decrease in prevailing interest rates may lead to lower interest income from loans and investments, reduced profitability of traditional banking activities, and potential declines in the value of certain fixed income securities we hold in our investment portfolio, as well as negatively affecting our business in other ways, including leading to:
- compress in the net interest income margins because of a potential reduction in the interest income earned from loans;
- lower earnings over time on investments, as reinvestments will earn lower rates;
- increased prepayment or redemption of mortgages and fixed maturity securities in our investment portfolios, as well as increased prepayments of corporate loans. This as borrowers seek to borrow at lower interest rates potentially combined with lower credit spreads. Consequently, we may be required to reinvest the proceeds into assets at lower interest rates;
- lower profitability as the result of a decrease in the spread between client rates earned on assets and client rates paid on savings, current account and other liabilities;
- higher costs for certain derivative instruments that may be used to hedge certain of our product risks;
- lower profitability since we may not be able to fully track the decline in interest rates in our savings rates;
- lower profitability since we may not always be entitled to impose surcharges to customers to compensate for the decline in interest rates;

- lower profitability since we may have to pay a higher premium for the defined contribution scheme in the Netherlands for which the premium paid is dependent on interest rate developments and the Dutch Central Bank's (DNB) methodology for determining the ultimate forward rate;
- lower interest rates that may cause asset margins to decrease, thereby lowering our results. This may, for example, be the consequence of increased competition for investments as result of the low rates, thereby driving margins down; and/or
- (depending on the position) a significant collateral posting requirement associated with our interest rate hedge programs, which could materially and adversely affect liquidity and our profitability.

In addition, given the volatility in inflation and related volatility in interest rates, a failure to accurately anticipate inflation on an ongoing basis and factor it into our product pricing assumptions may result in the mispricing of our products, which could materially and adversely impact our results.

Each of the preceding risks, should they materialise, may adversely affect our business, results and financial condition.

The default of a major market participant could disrupt the markets and may have an adverse effect on our business, results and financial condition.
Within the financial services industry, the severe distress or default of any one institution (including sovereigns and central counterparties (CCPs)) could lead to defaults by, or the severe distress of, other market participants. While prudential regulation may reduce the probability of a default by a major financial institution, the actual occurrence of such a default could have a material adverse impact on ING. Such distress of, or default by, a major financial institution could disrupt markets or clearance and settlement systems and lead to a chain of defaults by other financial institutions, since the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Also, the perceived lack of creditworthiness of a sovereign or a major financial institution (or a default by any such entity) may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is also referred to as 'systemic risk' and may adversely affect financial intermediaries, such as clearing

agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis, and financial instruments of sovereigns in which we invest. Systemic risk could impact ING directly, by exposing it to material credit losses on transactions with defaulting counterparties or indirectly by significantly reducing the available market liquidity on which ING and its lending customers depend to fund their operations and/or leading to a write-down of loans or securities held by ING. In addition, ING may also be faced with additional open market risk for which hedging or mitigation strategies may not be available or effective (either by hedges eliminated by defaulting counterparties, or reduced market liquidity). Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, results and financial condition. In addition, such distress or failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

Continued risk of political instability and fiscal uncertainty around the globe, as well as ongoing volatility in the financial markets and the economy generally have adversely affected, and may continue to adversely affect, our business, results and financial condition.
Our global business and results are materially affected by conditions in the global capital markets and the economy generally. In Europe, there are continuing concerns over weaker economic conditions, levels of unemployment in certain countries, as well as geopolitical developments, including tariffs or other trade barriers introduced by the United States and responses to those trade barriers, the availability and cost of credit, as well as credit spreads. In addition, geopolitical issues, including military conflicts, the risk of further military escalation, trade tensions between major economies, increasing protectionism between key countries, and issues with respect to North Korea and the Middle East, may all contribute to adverse developments in the global capital markets and the economy generally. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the US and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade. In particular, Russia's invasion of Ukraine, the conflict in the Middle East and other existing or emerging military conflicts, as well as the risk that such conflicts could escalate or widen, and related international response measures have had, and are expected to continue to have, a negative

impact on regional and global economic conditions, including heightened instability in global markets and increased inflation due in part to supply chain constraints, as well as higher energy and commodity prices. Should prices remain elevated for an extended period, most businesses and households would be negatively impacted, and our business in Russia and Ukraine, as well as our broader business, may be adversely affected, including through spill-over risk to our entire Wholesale Banking portfolio, in areas such as commodities financing, energy and utilities and energy-consuming clients

Moreover, there is a risk that an adverse credit event at one or more European sovereign debtors (including a credit rating downgrade, such as that experienced by France in 2025, or a default) could trigger a broader economic downturn in Europe and elsewhere. In addition, the confluence of these and other factors has resulted in volatile foreign exchange markets. International equity markets have also continued to experience heightened volatility and turmoil. These events, market upheavals and continuing risks, including high levels of volatility, may have an adverse effect on our results, in part because we have a large investment portfolio.

There is also continued uncertainty over the long-term outlook for the tax, spending and borrowing policies of the US, the future economic performance of the US within the global economy and any potential future budgetary restrictions in the US, with a potential impact on a future sovereign credit ratings downgrade of the US government, including the rating of US Treasury securities. A downgrade of US Treasury securities could also impact the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the US government. US Treasury securities and other US government-linked securities are key assets on the balance sheets of many financial institutions and are widely used as collateral by financial institutions to meet their day-to-day cash flows in the short-term debt market. The impact of any further downgrades to the sovereign credit rating of the US government or a default by the US government on its debt obligations would create broader financial turmoil and uncertainty, which would weigh heavily on the global financial system and could consequently result in a significant adverse impact to the Group's business and operations.

In many cases, the markets for investments and instruments have been and remain illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such investments and instruments is a complex process involving the consideration of market transactions, pricing models, management judgement and other factors, and is also impacted by external factors, such as underlying mortgage default rates, interest rates, rating agency actions and property valuations. Historically these factors have resulted in, among other things, valuation and impairment issues in connection with our exposures to European sovereign debt and other investments.

Any of these general developments in global financial and political conditions could negatively impact our business, results and financial condition in future periods.

Discontinuation of interest rate benchmarks may negatively affect our business, results and financial condition.
Changes to major interest rate benchmarks may adversely affect our business, including net interest revenue. Historically, financial markets relied on Interbank Offered Rates (IBORs) such as LIBOR, EONIA, CDOR, and EURIBOR. While some benchmarks like EURIBOR have been reformed and remain in use, others such as EONIA, CDOR, and LIBOR have been discontinued and replaced by alternative rates.

In Poland, the National Working Group has established a roadmap to replace WIBOR with POLSTR (Polish Short-Term Rate), a risk-free overnight benchmark based on actual transactions. POLSTR was selected in December 2024 and began publication in June 2025, including compounded 1-, 3-, and 6-month versions. Treasury bonds referencing POLSTR were launched in late 2025, with broader adoption in loans and mortgages expected in 2026. Full transition and WIBOR phase-out are anticipated by the end of 2027

The discontinuation of benchmarks and adoption of new rates may create legal, operational, and financial risks, including documentation changes, conduct risks, and potential earnings volatility from contract modifications and hedge accounting adjustments.

ING continues to monitor market developments and reform plans for other rates to anticipate the impact on our customers and any related risks.

Market conditions, including those observed over the past few years, may increase the risk of loans being impaired and have a negative effect on our results and financial condition.
We are exposed to the risk that our borrowers (including sovereigns) may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. We may see adverse changes in the credit quality of our borrowers and counterparties, for example, as a result of their inability to refinance their indebtedness or in the case of a decline in financial performance. Adverse changes in the credit quality of our borrowers and/or decreasing collateral values would result in increased capital requirements and provisions, and any deterioration of market conditions may lead to increasing delinquencies, defaults and insolvencies across a range of sectors. This may lead to impairment charges on loans and other assets, higher costs and additions to loan loss provisions. A significant increase in the size of our provision for loan losses could have a material adverse effect on our business, results and financial condition.

ING manages concentration risk through a comprehensive framework of limits on single names, countries, and sectors, supported by regular monitoring and portfolio steering to ensure exposures remain within its risk appetite. If we are significantly exposed to a concentrated set of customers or counterparties, an adverse event affecting these parties could lead to increased losses for the Group, and adversely affect our business, results and financial condition.

We may incur losses due to failures of banks falling under the scope of resolution funding or deposit schemes.
While prudential regulation is intended to minimise the risk of bank failures, in the event such a failure occurs, given our size, we may incur significant compensation payments to be made under the Dutch Deposit Guarantee Scheme (DGS), which we may be unable to recover from the bankrupt estate, and therefore the consequences of any future failure of such a bank could be significant to ING. Such costs and the associated costs to be borne by us may have a material adverse effect on our results

ING Group Annual Report 2025   Contents   ING
at a glance   Strategy, business model
and value creation   Our financial
performance   Our leadership and
corporate governance   Sustainability
statement   Capital
Management   Risk
Management   Consolidated
financial statements   Parent company
financial statements   **Other information
and appendices**   398

and financial condition. On the basis of the EU Directive on deposit guarantee schemes, ING pays quarterly risk-weighted contributions into a DGS-fund. The Dutch DGS-fund reached its intended target size of 0.8 percent of all deposits guaranteed under the DGS, in July 2024. Further, quarterly risk-weighted contributions are only required when individual and / or collective covered deposits show an increase in a quarter. In case of failure of a Dutch bank, depositor compensation is paid from the DGS-fund. If the available financial means of the fund are insufficient, Dutch banks, including ING, may be required to pay extraordinary ex-post contributions not exceeding 0.5 percent of their covered deposits per calendar year. In exceptional circumstances, and with the consent of the competent authority, higher contributions may be required. However, extraordinary ex-post contributions may be temporarily deferred if, and for so long as, they would jeopardise the solvency or liquidity of a bank. Depending on the size of the failed bank, the available financial means in the DGS-fund, and the required additional financial means, the impact of the extraordinary ex-post contributions on ING may be material.

Since 2015, the EU has been discussing the introduction of a pan-European deposit guarantee scheme (EDIS), which would (partly) replace or complement national compensation schemes. As of the date of this report, negotiations regarding EDIS have stalled and no such scheme has been introduced.

On 18 April 2023, the European Commission published its proposals for the revision of the common framework for bank crisis management and deposit insurance (CMDI) that focuses on small and medium-sized banks, but will affect banks in the EU. The CMDI framework consists of the Bank Recovery and Resolution Directive (BRRD), the Single Resolution Mechanism Regulation (SRMR) and the Deposit Guarantee Schemes Directive (DGSD). The European Parliament adopted its first-reading reports on the proposals in April 2024. The Council agreed on a negotiating mandate for the revision of the CMDI on 19 June 2024. With this agreement, the Council is ready to negotiate with the European Parliament on the final form of this legislative proposal. On 25 June 2025, the Council and the European Parliament reached a political agreement on the reformed CMDI framework. The co-legislators are now expected to finalise the legal text, after which the revised framework is expected to be

formally adopted and enter into force. The revision of the CMDI framework is part of the debate on the completion of the Banking Union and in particular its third and missing pillar EDIS.

Risks related to the regulation and supervision of the Group

Non-compliance with laws and/or regulations could result in fines and other liabilities, penalties or consequences for us, which could materially affect our business and reputation and reduce our profitability.
ING has faced, and in the future may continue to face, the consequences of non-compliance with applicable laws and regulations, including the potential initiation of regulatory investigations or legal proceedings. For additional information on legal proceedings, see Note 42 'Legal proceedings' in the consolidated financial statements. There are potential risks in areas where applicable regulations may be unclear, subject to multiple interpretations or under development; where regulations may conflict with one another; or where regulators revise their previous guidance or courts overturn previous rulings. These could result in our failure to comply with applicable standards. Regulators and other authorities have the power to initiate investigations and/or administrative or judicial proceedings against us, which may result, among other things, in suspension or revocation of our licences, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary measures, which could materially harm our results and financial condition as well as ING's reputation. If we fail, or appear to fail to properly address, any of these matters, our reputation may be harmed and we may be exposed to additional legal risk, which in turn may increase the size and number of claims and damages brought against us or subject us to enforcement actions, fines and penalties.

Furthermore, as a financial institution, we are exposed to the risk of unintentional involvement in criminal activity in connection with financial economic crimes, including the circumvention of sanctions, money laundering and the funding of terrorist and other criminal activities. The failure or perceived failure by us to comply with legal and regulatory requirements with respect to financial economic crimes may result in adverse publicity, claims and allegations, litigation and regulatory investigations and sanctions, which may have a material adverse effect on

our business, results, financial condition and/or prospects in any given period. For further information on the impact of litigation, enforcement proceedings, investigations or other regulatory actions with respect to financial economic crimes, see 'We may be subject to litigation, enforcement proceedings, investigations or other regulatory actions, and adverse publicity' below.

Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our business activities.
We are subject to detailed banking laws and financial regulations in the jurisdictions in which we conduct business. The regulations governing the industries in which we operate have become more extensive and complex, while also attracting supervisory scrutiny. Compliance with current and new laws and regulations is resource-intensive and may materially increase our operating costs. Moreover, these regulations are designed to protect our customers, markets and society as a whole and can limit or redirect our activities, among others, through stricter net capital, market conduct and transparency requirements and restrictions on the businesses in which we can operate or invest.

Our revenues and profitability and those of our industry have been and continue to be affected by requirements relating to capital, additional loss-absorbing capacity, leverage, minimum liquidity and long-term funding levels, resolution and recovery planning requirements, derivatives clearing and margin rules and levels of regulatory oversight, as well as restrictions on which and, if permitted, how certain business activities may be carried out by financial institutions.

We are subject to additional legal and regulatory risk in certain countries with less developed or less predictable legal and regulatory frameworks or the supervision thereof.
In certain countries where we operate or where our clients reside, judicial and dispute resolution systems may be less effective. As a result, in the event of a breach of contract, we have experienced in the past and may continue to have difficulties in making and enforcing claims against contractual counterparties and, if claims are made against us, we have experienced in the past and may continue to encounter difficulties in

mounting a defence against such allegations. If we become party to legal proceedings in a market with an insufficiently developed judicial system, it could have an adverse effect on our operations and net results. For additional information on legal proceedings, see Note 42 'Legal proceedings' in the consolidated financial statements.

In addition, as a result of our operations in certain countries, we are subject to risks of possible nationalisation, expropriation, price controls, exchange controls and other restrictive government actions, as well as the outbreak of hostilities and/or war, in these markets. In particular, we have wholesale banking activities in both Russia and Ukraine, as well as investments in Russia, some of which are denominated in local currency. Furthermore, the current economic environment in certain countries in which we operate may increase the likelihood for regulatory initiatives to enhance consumer protection or to protect homeowners from foreclosures. Any such regulatory initiative could have an adverse impact on our ability to protect our economic interest, for instance in the event of defaults on residential mortgages.

We are subject to the regulatory supervision of the ECB and other regulators and public bodies with extensive supervisory and investigatory powers.
In its capacity as the principal prudential supervisor in the EU, the ECB has extensive supervisory and investigatory powers, including the ability to issue requests for information, to conduct regulatory investigations and on-site inspections, and impose monetary and other sanctions. For example, under the Single Supervisory Mechanism (SSM), the relevant (national) competent authorities, including the ECB, can conduct stress tests and have the discretionary power to impose capital surcharges on financial institutions for risks not otherwise recognised in risk-weighted assets or other surcharges depending on the individual situation of the bank, and take or require other measures, such as restrictions on or changes to the Group's business. Competent authorities may also prohibit the Group from making dividend payments to shareholders or distributions to holders of its regulatory capital instruments if the Group fails to comply with regulatory requirements, in particular with regard to supervisory measures, minimum capital requirements (including buffer requirements) or with liquidity requirements, or if there are deficiencies in its governance

and risk management processes. A perceived failure to comply with prudential or conduct regulations may have a material adverse effect on the Group's business, results and financial condition.

Failure to meet minimum capital and other prudential regulatory requirements as applicable to us from time to time may have a material adverse effect on our business, results and financial condition and on our ability to make payments on certain of our securities.
ING is subject to a variety of regulations that require us to comply with minimum requirements for capital (own funds) and additional loss-absorbing capacity, as well as for liquidity, and to comply with leverage restrictions. In addition, such capital, liquidity and leverage requirements and their application and interpretation may change. Any changes may require us to maintain more capital or to raise a different type of capital by disqualifying existing capital instruments from continued inclusion in regulatory capital, requiring replacement with new capital instruments that meet the new criteria. Sometimes changes are introduced subject to a transitional period during which the new requirements are being phased in, gradually progressing to a fully phased-in, or fully-loaded, application of the requirements.

Any failure to comply with these requirements, or to adapt to changes in such requirements, may have a material adverse effect on our business, results and financial condition, and may require us to seek additional capital. Failures to meet minimum capital or other prudential requirements may also result in ING being prohibited from making payments on certain of our securities. Because implementation phases and transposition into EU or national regulation where required may often involve a lengthy period, the impact of changes in capital, liquidity and leverage regulations on our business, results and financial condition, and on our ability to make payments on certain of our securities, is often unclear.

Our US commodities and derivatives business is subject to CFTC and SEC regulation under the Dodd-Frank Act.
Our affiliate ING Capital Markets LLC is registered with the Commodity Futures Trading Commission (CFTC) as a swap dealer and is subject to CFTC regulation pursuant to Title VII of the US Dodd-Frank Wall Street Reform

and Consumer Protection Act (Dodd-Frank). Operating as a swap dealer requires compliance with CFTC regulatory requirements, which may be burdensome, impose additional compliance costs and could adversely affect the profitability of this business, as well as exposing ING to the risk of non-compliance with these regulations.

ING Capital Markets LLC is also registered with the SEC as a security-based swap dealer. Operating as a security-based swap dealer requires compliance with SEC regulatory requirements, which may be burdensome, impose additional compliance costs and could adversely affect the profitability of this business, as well as exposing ING to the risk of non-compliance with these regulations. While most of these SEC requirements apply to ING Capital Markets LLC, in addition to its CFTC swap dealer requirements, SEC rules have permitted an Alternative Compliance Mechanism that allows for compliance, subject to eligibility requirements, with CFTC capital and margin rules applying to swap dealers in lieu of SEC capital and margin rules applying to security-based swap dealers. ING Capital Markets LLC has elected to use the Alternative Compliance Mechanism. However, should ING Capital Markets LLC in the future be ineligible for the Alternative Compliance Mechanism, it would be subject to SEC security-based swap dealer rules for margin, capital, and related financial reporting instead of the CFTC swap dealer rules which could be more capital- intensive.

Any of the foregoing factors, and any further regulatory developments with respect to commodities and derivatives, could have a material impact on our business, results and financial condition.

We are subject to the EU recovery and resolution regime and several other bank recovery and resolution regimes that include statutory write-down and conversion as well as other powers, which remains subject to significant uncertainties as to scope and impact on us.
We are subject to several recovery and resolution regimes, including the Single Resolution Mechanism (SRM) and the Bank Recovery and Resolution Directive (BRRD) as implemented in national legislation such as the Dutch Financial Supervision Act. The SRM applies to banks that are supervised by the ECB under the SSM, with the aim of ensuring an orderly resolution of failing banks at minimum cost for taxpayers and the real economy. The

BRRD establishes a common framework for the recovery and resolution of banks within the European Union, with the aim of providing supervisory authorities and resolution authorities with common tools and powers to address banking crises pre-emptively to safeguard financial stability and minimise taxpayers' exposure to losses. Any application of statutory write-down and conversion or other powers would not be expected to constitute an event of default under our securities entitling holders to seek repayment. If any of these powers were to be exercised in respect of ING, there could be a material adverse effect on both ING and on holders of ING securities, including through a material adverse effect on credit ratings and/or the price of our securities. Investors in our securities may lose their investment if resolution measures are taken under current or future regimes.

Risks related to litigation, enforcement proceedings and investigations and to changes in tax laws

We may be subject to litigation, enforcement proceedings, investigations or other regulatory actions, and adverse publicity.
We are involved in governmental, regulatory, arbitration and legal proceedings and investigations involving claims by and against us which arise in the ordinary course of our businesses, including in connection with our activities as financial services provider, employer, investor and taxpayer. As a financial institution, we are subject to specific laws and regulations governing financial services and/or financial institutions. See 'Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities' and 'Our US commodities and derivatives business is subject to CFTC and SEC regulation under the Dodd-Frank Act' above. Financial reporting irregularities involving other large and well-known companies, possible findings of government authorities in various jurisdictions which are investigating several processes, notifications made by whistleblowers, increasing regulatory and law enforcement scrutiny of 'know your customer' anti-money laundering regulations, tax evasion, prohibited transactions with countries or persons subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the banking industry,

and litigation that arises from the failure or perceived failure by us to comply with legal, regulatory, tax and compliance requirements could result in adverse publicity and reputational harm. Such developments could lead to increased regulatory supervision, affect our ability to attract and retain customers and employees and maintain access to the capital markets, result in cease and desist orders, claims, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable. With respect to sanctions, Russia's continued occupation of Ukraine and the associated conflict has seen successive significant sanctions packages imposed and continued focus of the EU, US, and other governments on the potential circumvention of sanctions against Russia, and the roles of third countries and companies in facilitating the circumvention or undermining of such sanctions' measures. The EU's additional measures combating sanctions circumvention has led to focus on several locations as potential diversion hubs. While various sanctions include grace periods before full compliance is required, there is no guarantee that ING will be able to implement all required procedures within the applicable grace periods. In addition, some claims and allegations may be brought by or on behalf of a class and claimants may seek large or indeterminate amounts of damages, including compensatory, liquidated, treble and punitive damages. Our reserves for litigation liabilities may prove to be inadequate. Claims and allegations, should they become public, need not be well founded, true or successful to have a negative impact on our reputation. In addition, press reports and other public statements that assert some form of wrongdoing could result in inquiries or investigations by regulators, legislators and law enforcement officials, and responding to these inquiries and investigations, regardless of their ultimate outcome, is time consuming and expensive. Adverse publicity claims and allegations, litigation and regulatory investigations and sanctions have had in the past and may continue to have in the future a material adverse effect on our business, results, financial condition and/or prospects.

We are subject to different tax regulations in each of the jurisdictions where we conduct business, and are exposed to changes in tax laws and risks of non-compliance resulting in proceedings or investigations with respect to tax laws.
Changes in tax laws (including case law) and tax treaties (including the termination thereof) could increase our taxes and our effective tax rates and could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities, which could have a material adverse effect on our business, results and financial condition. Changes in tax laws could also make certain ING products less attractive, which could have adverse consequences for our businesses and results.

Because of the geographic spread of its business, ING may be subject to tax audits, investigations and procedures in numerous jurisdictions at any point in time. Although we believe that we have adequately provided for all our tax positions, the ultimate resolution of these audits, investigations and procedures may result in liabilities which are different from the amounts recognised. In addition, increased bank taxes in countries where the Group is active result in increased taxes on ING's banking operations, which could negatively impact our operations, financial condition and liquidity.

Our reputation could be harmed and we could be subject to enforcement actions, fines and penalties if we fail to comply with our obligations under tax laws and regulations.
Due to the nature of its business, ING is subject to various provisions of EU, US, and other local tax laws in relation to its customers. These include, amongst others, the Foreign Account Tax Compliance Act (FATCA), which requires ING to provide certain information for the US Internal Revenue Service (IRS); the Qualified Intermediary (QI) requirements, which require withholding tax on certain US-source payments; and the Common Reporting Standards (CRS) which requires ING to provide certain information to local tax authorities. Failure to comply with these requirements and regulations could harm our reputation and could subject the Group to enforcement actions, fines and penalties, which could have a material adverse effect on our business, reputation, revenues, results, financial condition and prospects.

ING is exposed to the risk of claims from customers or stakeholders who feel misled or treated unfairly because of advice or information received.

Our products and services, including banking products and advice services for third-party products are exposed to claims from customers who might allege that they have received insufficient advice or misleading information from advisers (both internal and external) as to which products were most appropriate for them, or that the terms and conditions of the products, the nature of the products or the circumstances under which the products were sold, were misrepresented to them. When new financial products are brought to the market, it is ING's policy to engage in a multidisciplinary product approval process in connection with the development and distribution of such products, including production of appropriate marketing and communication materials. Notwithstanding these processes, customers have made in the past and may continue to make in the future claims against ING if the products do not meet their expectations, either at the purchase/execution of the product and/or through the life of the product. Customer protection regulations, as well as changes in interpretation and perception by both the public at large and governmental authorities of acceptable market practices, influence customer expectations.

Products distributed through person-to-person sales forces have a higher exposure to such claims as the sales forces may provide face-to-face financial planning and advisory services. Complaints may also arise if customers feel that they have not been treated reasonably or fairly, or that the duty of care has not been complied with. While a considerable amount of time and resources have been invested in reviewing and assessing historical sales practices and products that were sold in the past, and in the maintenance of risk management, legal and compliance procedures to monitor current sales practices, there can be no assurance that all of the issues associated with current and historical sales practices have been or will be identified, nor that any issues already identified will not be more widespread than presently estimated.

The negative publicity associated with any sales practices, any compensation payable in respect of any such issues and regulatory changes resulting from such issues, have had and could have a material

adverse effect on our reputation, business, results, financial condition and prospects. For additional information regarding legal proceedings or claims, see Note 42 'Legal proceedings' to the consolidated financial statements.

Risks related to the Group's business and operations

ING may be unable to meet evolving expectations or requirements with respect to ESG-related matters.

Environmental, Social and Governance (ESG) is an area of significant and increased public dialogue and focus for governments and regulators, investors, ING's customers and employees, and other stakeholders or third parties (e.g. non-governmental organisations or NGOs). As a result, an increasing number of laws, regulations and legislative actions have been introduced to address ESG-related matters, including in relation to the financial sector's operations and strategy. Such ESG-related matters may relate to climate change, sustainability, diversity, equity and inclusion (DEI) or other ESG-related matters. Such recent regulations include the EU Sustainable Finance Disclosure Regulation (SFDR), EU Taxonomy regulation and EU Green Bond Standards, which broadly focus on disclosure obligations, standardised definitions and classification frameworks for environmentally sustainable activities, and the EU Corporate Sustainability Reporting Directive (CSRD), which requires certain companies, including ING, to disclose information on what they see as the risks and opportunities arising from environmental, social and governance issues, and on the impact of their activities on people and the environment. Similarly, the State of California's legislation requires broad disclosure of greenhouse gas emissions and other climate-related information.

National or international regulatory actions or developments may also result in financial institutions coming under increased pressure from internal and external stakeholders regarding the management and disclosure of their ESG risks and related lending and investment activities. ING may regularly adopt or update ESG-related policies, frameworks or disclosures in connection with the conduct of its business and operations. However, these approaches may change regularly and, ultimately, there is no guarantee that ING will be able to fully comply with all applicable requirements within anticipated timeframes, or at all. Our ability to satisfy

evolving ESG-related laws, regulations, initiatives, targets, ambitions, aims or expectations and to accurately report performance or developments with respect to such matters is subject to numerous risks, many of which are outside of our control, including the evolving legal environment, regulatory requirements for the tracking and reporting of standards or disclosures, the actions of suppliers, partners, and other third parties, and data that is outside of ING's control.

Our stakeholders may hold differing views on ESG-related matters, including DEI, which may result in negative attention in traditional and social media or a negative perception of our response to concerns regarding these matters. In addition, we may also face potentially conflicting supervisory directives as certain US regulatory and non-US authorities have prioritized ESG-related issues while Congress and certain US state governments have signaled pursuing potentially conflicting priorities. These circumstances, among others, may result in pressure from investors, unfavourable reputational impacts, including inaccurate perceptions or a misrepresentation of our actual ESG-related practices and diversion of management's attention and resources. Any failure, or perceived failure, by us to adhere to our public statements, comply fully with developing interpretations of ESG-related laws and regulations, including with respect to DEI-related matters, or meet evolving and varied stakeholder expectations and standards could negatively impact our reputation or result in legal and enforcement proceedings against ING. For instance, Friends of the Earth Netherlands (Milieudefensie) has alleged that ING has contributed to climate change and has initiated legal proceedings against ING. For additional information on legal proceedings, including climate related litigation, see Note 42 'Legal proceedings' in the consolidated financial statements.

Any of these factors may have an adverse impact on ING's reputation and brand value, or on ING's business, financial condition and operating results.

ING may be unable to adapt its products and services to meet changing customer behaviour and demand, including as a result of ESG-related matters.

Customers or other counterparties may increasingly assess sustainability or other ESG-related matters in their economic decisions. For instance, customers may choose investment products or services based on sustainability or other ESG criteria or may look at a financial institution's ESG-related lending strategy when choosing to make deposits. At the same time, market and stakeholder views, including those of regulatory or governmental authorities, on ESG-related matters may vary across jurisdictions and over time, and we have faced scrutiny, reputational risk, product boycotts, lawsuits or market access restrictions from these parties regarding our ESG-related policies, including with respect to DEI matters. To remain competitive and to safeguard its reputation, ING is required to continuously adapt its business strategy, products and services to respond to emerging, increasing or changing sustainability and other ESG-related demands from customers, investors and other stakeholders. However, there is no guarantee that ING's current or future products or services will meet applicable ESG-related regulatory requirements, customer preferences or investor expectations.

ING's business and operations are exposed to transition risks related to climate change.
The transition to a low-carbon or net-zero economy gives rise to risks and uncertainties associated with climate change-related laws, regulations and oversight, changing or new technologies, and shifting customer sentiment. For instance, ING may be required to change its lending portfolio to comply with new climate change-related regulations and other ESG-related demands from customers, investors and other stakeholders. Such changes could affect ING's ability to continue or expand certain customer relationships. This could result in claims or legal challenges against ING. At the same time, market and stakeholder views, including those of regulatory or governmental authorities, on ESG-related matters may vary across jurisdictions and over time, and we may face scrutiny, reputational risk, product boycotts, lawsuits or market access restrictions from these parties regarding our ESG-related policies. This transition may also adversely impact the business and operations of ING's customers and other counterparties. Further, there is a risk that changing community standards and market expectations could lead to a reduction in demand and a decline in valuations for certain assets, which may affect the value of collateral we hold or the financial strength of certain of our portfolios. If ING fails to adequately factor in such risks in its lending or other business decisions, ING could be exposed to losses.

The low-carbon or net-zero transition may also require ING to modify or implement new compliance systems, internal controls and procedures or governance frameworks. The integration and automation of internal governance, compliance, and disclosure and reporting frameworks across ING could lead to increased operational costs for ING and other execution and operational risks. The implementation cost of these systems may especially be higher in the near term as ING seeks to adapt its business, or address overlapping, duplicative or conflicting regulatory or other requirements in this fast-developing area. Furthermore, ING's ongoing aim to implement appropriate systems, controls and frameworks increasingly requires ING to develop adequate climate change-related risk assessment and modelling capabilities (as there is currently no standard approach or methodology available), and to collect customer, third-party or other data. There are significant risks and uncertainties inherent in the development of new risk modelling methodologies and the collection of data, potentially resulting in systems or frameworks that could be inadequate, inaccurate, incomplete or susceptible to incorrect customer, third-party or other data.

Any delay, change or failure in developing, implementing or meeting ING's climate change-related policies and complying with applicable regulatory requirements may have a material adverse impact on our business, financial condition, operating results and reputation, and lead to climate change or ESG-related investigations, enforcement proceedings or litigation.

ING's business and operations are exposed to physical risks, including as a direct result of climate change.
ING's business and operations are exposed to the impacts of physical risks arising from climate and weather-related events, including heatwaves, droughts, flooding, storms, rising sea levels, other extreme weather events or natural disasters, and to the impacts of physical risks arising from environmental degradation, including the loss of biodiversity, water or resource scarcity, pollution or waste management. Such physical risks have disrupted in the past and could continue in the future to disrupt ING's business continuity and operations or impact ING's premises or property portfolio, as well as its customers' property, business or other financial interests. These risks could potentially result in impairing asset values, financial losses, declining creditworthiness of customers and increased

defaults, delinquencies, write-offs and impairment charges in ING's portfolio, etc. In particular, changing climate patterns resulting in more frequent and extreme weather events, such as the severe flooding that occurred in Spain in October 2024 or the severe flooding in Germany in mid-2024, could lead to unexpected business interruptions or losses for ING or its customers.

Furthermore, ING's ongoing aim to implement appropriate systems, controls and frameworks increasingly requires ING to develop adequate physical risk assessment and modelling capabilities (as there is currently no standard approach or methodology available), and to collect customer, third-party or other data. There are significant risks and uncertainties inherent in the development of new risk modelling methodologies and the collection of data, potentially resulting in systems or frameworks that could be inadequate, inaccurate, incomplete or susceptible to incorrect customer, third-party or other data.

For a description of physical risks to our operations and business other than resulting from natural disasters as a result of climate change, see 'Operational and IT risks, such as system disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices, inadequate controls including in respect of third parties with which we do business or outbreaks of communicable diseases may adversely impact our reputation, business and results' below.

Operational and IT risks, such as systems disruptions or failures, breaches of security, human error, changes in operational practices, inadequate controls including in respect of third parties with which we do business or outbreaks of communicable diseases may adversely impact our reputation, business and results.
Operational and IT risks are inherent to our business. Our clients depend on our ability to process and report a large number of transactions efficiently and accurately. In addition, we routinely transmit, receive and store personal, confidential and proprietary information electronically. Losses can result from inadequately trained or skilled personnel, IT failures (including due to a cyber attack), inadequate or failed internal control processes and systems, regulatory breaches, human errors, employee misconduct, (including fraud), or from natural disasters or other external

ING Group Annual Report 2025   Contents   ING
at a glance   Strategy, business model
and value creation   Our financial
performance   Our leadership and
corporate governance   Sustainability
statement   Capital
Management   Risk
Management   Consolidated
financial statements   Parent company
financial statements   **Other information
and appendices**   403

events that interrupt normal business operations. As the role of artificial intelligence in the finance industry and in our business increases, losses may also result from incomplete, inaccurate or otherwise flawed outputs from the algorithms and data sets utilised. Such losses may adversely affect our reputation, business and results.

We depend on the secure processing, storage and transmission of confidential and other information in our IT systems and networks. The equipment and software used in our computer systems and networks may not always be capable of processing, storing or transmitting information as expected. Despite our business continuity plans and procedures, certain of our computer systems and networks may have insufficient recovery capabilities in the event of a malfunction or loss of data. We are consistently managing and monitoring our IT risk profile globally. ING is subject to increasing regulatory requirements including EU General Data Protection Regulation (GDPR) and EU Payment Services Directive (PSD2) and the new Digital Operational Resilience Act (DORA) which applies from 17 January 2025. Failure to appropriately manage and monitor our IT risk profile could affect our ability to comply with these regulatory requirements, to securely and efficiently serve our clients or to timely, completely and accurately process, store and transmit information, and may adversely affect our reputation, business and results. For further description of the particular risks associated with cybercrime, which is a specific risk to ING as a result of its strategic focus on technology and innovation, see 'We are subject to increasing risks related to cybercrime and compliance with cybersecurity regulation' below.

In addition, as the use of artificial intelligence in the financial services industry increases, data protection and information security risks may also increase. Our or our customers' sensitive, proprietary, or confidential information could be leaked, disclosed, or revealed as a result of or in connection with our or our third-party providers' use of generative or other artificial intelligence technologies. Any such information input into a third-party generative or other artificial intelligence or machine learning platform could be revealed to others, including if information is used to train the third party's artificial intelligence models. Additionally, where an artificial intelligence model ingests personal information and makes connections using such data, those technologies may reveal other

sensitive, proprietary, or confidential information generated by the model. The EU AI Act entered into force in 2024. Certain prohibitions and AI-literacy requirements apply from February 2025, governance and GPAI model provisions from August 2025, and obligations for high-risk system are expected to phase in during 2026 and 2027. We are implementing AI governance and model risk controls to comply with these requirements.

Widespread of communicable diseases (including pandemics or other large-scale public health emergencies) may impact the health of our employees, increasing absenteeism, or may cause a significant increase in the utilisation of health benefits offered to our employees, and may also disrupt broader economic activity and cross-border operations, either or both of which could adversely impact our business. Further, a significant portion of our staff continue to work from home on a full- or part-time basis, which may raise operational risks, including with respect to information security, data protection, availability of key systems and infrastructure integrity. In addition, other events including unforeseeable and/or catastrophic events can lead to an abrupt interruption of activities and cause operational losses. Losses can result from destruction or impairment of property, financial assets, trading positions, and the loss of key personnel.

If our business continuity plans are implemented effectively or do not sufficiently take such events into account, losses may increase further.

We are subject to increasing risks related to cybercrime and compliance with cybersecurity regulation.
Like other financial institutions and global companies, we are regularly the target of cyber attacks, which are a specific risk to ING as a result of its strategic focus on technology and innovation. In particular, threats from Distributed Denial of Service (DDoS), targeted attacks (also called Advanced Persistent Threats) and ransomware have intensified worldwide, and attempts to gain unauthorised access and the sophistication of techniques used for such attacks is increasing. Cyber threats are constantly evolving and the techniques used in these attacks change, develop and evolve rapidly, including the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing. The new cyber risks introduced by these changes in technology require us to devote significant attention to the identification, assessment and

analysis of the risks and the implementation of corresponding preventative measures. We have faced, and expect to continue to face, an increasing number of cyber attacks (both successful and unsuccessful) as we have further digitalised. This includes the continuing expansion of our mobile- and other internet-based products and services, as well as our usage and reliance on cloud technology.

A substantial majority of our customers interact with us primarily through digital channels. This increased reliance on digital banking and remote working may increase the risk of cybersecurity breaches, loss of personal data and related reputational risk. If any of these risks were to materialise that may adversely affect our business, results and financial condition.

Cybersecurity, the use and safeguarding of customer data and data privacy have become the subject of increasing legislative and regulatory focus. The EU's second Payment Services Directive (PSD2), GDPR, DORA, NIS2 and the Cyber Resilience Act are examples of such regulations. The EU Cyber Resilience Act entered into force on 10 December 2024. Certain vulnerability and incident reporting obligations apply from 11 September 2026, with full obligations applicable from 11 December 2027. In 2024, the ECB conducted its first cyber resilience stress test to assess banks' ability to respond to and recover from a severe cyber incident. The results, reflected in the 2024 SREP, identified areas for improvement in our response and recovery capabilities, leading to enhancements in our cyber resilience measures. In certain locations where ING is active, there are additional local regulatory requirements and legislation on top of EU regulations that must be followed for business conducted in that jurisdiction. Some of these legislations and regulations may be conflicting due to local regulatory interpretations. We may become subject to new legislation or regulation concerning cybersecurity, security of customer data in general or the privacy of information we may store or maintain. Compliance with such new legislation or regulation could increase the Group's compliance cost. Failure to comply with applicable laws or regulation could harm our reputation and could subject the Group to enforcement actions, fines and penalties.

ING may be exposed to the risks of misappropriation, unauthorised access, including through malware (such as ransomware), other malicious code, cyber attacks and internal breaches, for purposes of misappropriating assets or sensitive information, corrupting data, or impairing operational performance, each of which could have a security impact. These events could also jeopardise our confidential information or that of our clients or our counterparties. These events can potentially result in financial loss and harm to our reputation, hinder our operational effectiveness, result in regulatory censure, compensation costs or fines resulting from regulatory investigations and could have a material adverse effect on our business, reputation, revenues, results, financial condition and prospects. Even when we are successful in defending against cyber attacks, such defence may consume significant resources or impose significant additional costs on ING.

Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results.
There is substantial competition in the Netherlands and the other countries in which we do business for the types of wholesale banking, retail banking, investment banking and other products and services we provide. Customer loyalty and retention can be influenced by several factors, including brand recognition, reputation, relative service levels, the prices and attributes of products and services, scope of distribution, credit ratings and actions taken by existing or new competitors (including non-bank or financial technology competitors). A decline in our competitive position as to one or more of these factors could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the rest of Western Europe and Australia. In recent years, however, competition in emerging markets, such as Asia and Central and Eastern Europe, has also increased as large financial services companies from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and proceeded to form alliances, mergers or strategic relationships with some of our competitors. The Netherlands is our largest market. Our main competitors in the banking sector in the Netherlands are ABN AMRO Bank and Rabobank.

Competition could also increase due to new entrants (including non-bank and financial technology competitors) in the markets that may have new operating models that are not burdened by potentially costly legacy operations and that are subject to reduced regulation. Competitive dynamics continue to evolve as a result of platform-based players and fintechs, regulatory changes affecting payments and data access, and accelerated cloud-native operating models, which may intensify price and service-level pressure across retail and wholesale. New entrants may rely on new technologies, advanced data and analytic tools, lower cost to serve, less extensive oversight from regulators compared to the frameworks established in respect of traditional banks and/or faster processes to challenge traditional banks. Developments in technology have also accelerated the use of new business models, and ING may not be successful in adapting to this pace of change or may incur significant costs in adapting its business and operations to meet such changes. For example, new business models have been observed in retail payments, consumer and commercial lending (such as peer-to-peer lending), foreign exchange and low-cost investment advisory services. In particular, the emergence of disintermediation in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede our ability to grow or retain our market share and impact our revenues and profitability.

Increasing competition in the markets in which we operate (including from non-banks and financial technology competitors) may significantly impact our results if we are unable to match the products and services offered by our competitors. Future economic turmoil may accelerate additional consolidation activity. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. These developments could result in our competitors gaining greater access to capital and liquidity, expanding their ranges of products and services, or gaining geographic diversity. We may experience pricing pressures as a result of these factors in the event that some of our competitors seek to increase market share

by reducing prices, which may have a material adverse impact on our business, results and financial condition.

We may not always be able to protect our intellectual property developed in our products and services and may be subject to infringement claims, which could adversely impact our core business, inhibit efforts to monetise our internal innovations and restrict our ability to capitalise on future opportunities.
In the conduct of our business, we rely on a combination of contractual rights with third parties and copyright, trademark, trade name, patent and trade secret laws to establish and protect our intellectual property, which we develop in connection with our products and services. Third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, trade names, patents, trade secrets and know-how or to determine their scope, validity or enforceability. In that event, we may be required to incur significant costs, and our efforts may not prove successful. The inability to secure or protect our intellectual property assets could have an adverse effect on our core business and our ability to compete, including through the monetisation of our internal innovations.

We may also be subject to claims made by third parties for (i) patent, trademark or copyright infringement, (ii) breach of copyright, trademark or licence usage rights, or (iii) misappropriation of trade secrets. Any such claims and any resulting litigation could result in significant expense and liability for damages. If we were found to have infringed or misappropriated a third-party patent or other intellectual property right (including where we or a third party have used generative artificial intelligence outputs based on data for which the generative model may not have had consent), we could in some circumstances be enjoined from providing certain products or services to our customers or from utilising and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licences. Alternatively, we could be required to enter into costly licensing arrangements with third parties or to implement a costly workaround. Any of these scenarios could have a material adverse effect on our business and results and could restrict our ability to pursue future business opportunities.

The inability of counterparties to meet their financial obligations or our inability to fully enforce our rights against counterparties could have a material adverse effect on our results.

Third parties that have payment obligations to ING, or obligations to return money, securities or other assets, may not pay or perform under their obligations. These parties include the issuers and guarantors (including sovereigns) of securities we hold, borrowers under loans originated, reinsurers, customers, trading counterparties, securities lending and repurchase counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. Defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, volatile oil or other commodity prices, operational failure or other factors, or even rumours about potential defaults by one or more of these parties or regarding a severe distress of the financial services industry generally, could have a material adverse effect on our results, financial condition and liquidity. Given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of deterioration of the commercial and financial soundness, or perceived soundness, of sovereigns and other financial services institutions. This is particularly relevant to our franchise as an important and large counterparty in equity, fixed income and foreign exchange markets, including related derivatives.

We routinely execute a high volume of transactions, such as unsecured debt instruments, derivative transactions and equity investments with counterparties and customers in the financial services industry, including brokers and dealers, commercial and investment banks, mutual and hedge funds, insurance companies, institutional clients, futures clearing merchants, swap dealers, and other institutions, resulting in large periodic settlement amounts, which may result in us having significant credit exposure to one or more of such counterparties or customers. As a result, we could face concentration risk with respect to liabilities or amounts we expect to collect from specific counterparties and customers. We are exposed to increased counterparty risk as a result of past financial institution failures and weakness and will continue to be exposed to the risk of loss if counterparty financial institutions fail or are otherwise unable to meet their obligations. As a result of the Russian invasion of Ukraine and

related international response measures, including sanctions and capital controls, we may be exposed to an increased risk of default of counterparties located in Russia and Ukraine, counterparties of which the ultimate parent is located in Russia or may be considered effectively controlled or influenced through Russian involvement, and other counterparties in sectors affected by the response measures. Also, liquidity or currency controls enforced by the Russian central bank may impact Russian companies' ability to pay. In addition, we have counterparty exposure to Russian entities in connection with foreign exchange derivatives for future receipt of foreign currencies against the Russian rouble (RUB). Remaining at risk for ING at year-end 2025 is €600 million of credit exposures booked outside of Russia and €550 million with clients in Ukraine. A default by, or even concerns about the creditworthiness of, one or more of these counterparties or customers or other financial services institutions could therefore have an adverse effect on our results or liquidity.

With respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be liquidated or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. We also have exposure to a number of financial institutions in the form of unsecured debt instruments, derivative transactions and equity investments. For example, we hold certain hybrid regulatory capital instruments issued by financial institutions which permit the issuer to cancel coupon payments on the occurrence of certain events or at their option. Pursuant to regulatory powers and resolution frameworks, the ECB has indicated that, in certain circumstances, it may require these financial institutions to cancel payment. If this were to happen, we expect that such instruments may experience ratings downgrades and/or a drop in value and we may have to treat them as impaired, which could result in significant losses. There is no assurance that losses on these assets would not materially and adversely affect our business, results or financial condition.

In addition, we are subject to the risk that our rights against third parties may not be enforceable in all circumstances, including sanction risk. The deterioration or perceived deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or

adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our income and risk weighting, leading to increased capital requirements. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Collateral valuation is performed in accordance with internal policies aligned with market data hierarchies; however, disputes may still occur under stress. Also in this case, our credit risk may also be exacerbated when the collateral we hold cannot be liquidated at prices sufficient to recover the full amount of the loan or derivative exposure due to us, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced during the financial crisis of 2008. The termination of contracts and the foreclosure on collateral may subject us to claims. Bankruptcies, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity. Any of these developments or losses could materially and adversely affect our business, results, financial condition, and/or prospects.

Ratings are important to our business for a number of reasons, and a downgrade or a potential downgrade in our credit ratings could have an adverse impact on our results and net results.

Credit ratings represent the opinions of rating agencies regarding an entity's ability to repay its indebtedness. Our credit ratings are important to our ability to raise capital and funding through the issuance of debt and to the cost of such financing. In the event of a downgrade, the cost of issuing debt will increase, having an adverse effect on our net results. Certain institutional investors may also be obliged to withdraw their deposits from ING following a downgrade, which could have an adverse effect on our liquidity. They can also have lower risk appetite for our debt notes, leading to lower purchases of (newly issued) debt notes. We have credit ratings from S&P, Moody's, Fitch and Scope. Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time.

As rating agencies continue to evaluate the financial services industry, it is possible that rating agencies will heighten the level of scrutiny that they apply to financial institutions, increase the frequency and scope of their credit reviews, request additional information from the companies that they rate and potentially adjust upward the capital and other requirements employed in the rating agency models for maintenance of certain ratings levels. It is possible that the outcome of any such review of us would have additional adverse ratings consequences, which could have a material adverse effect on our results and financial condition. We may need to take actions in response to changing standards or capital requirements set by any of the rating agencies, which could cause our business and operations to suffer. We cannot predict what additional actions rating agencies may take, or what actions we may take in response to the actions of rating agencies.

Furthermore, ING's assets are risk-weighted. Downgrades of these assets could result in a higher risk-weighting, which may result in higher capital requirements. This may impact net earnings and the return on capital, and may have an adverse impact on our competitive position.

An inability to retain or attract key personnel may affect our business and results.
ING Group relies to a considerable extent on the quality of its senior management, such as members of the executive committee, and management in the jurisdictions which are material to ING's business and operations. The success of ING Group's operations is dependent, among other things, on its ability to attract and retain highly qualified personnel. Competition for key personnel in most countries in which ING Group operates, and globally for senior management, is intense. ING Group's ability to attract and retain key personnel, in senior management and in particular areas such as technology and operational management, client relationship management, finance, risk and product development, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent.

The increasing restrictions on, and public and political scrutiny of, remuneration (especially in the Netherlands), may continue to have an impact on existing ING Group remuneration policies and individual remuneration packages for personnel. For example, under the EU's amended Shareholder Rights Directive, known as SRD II, which came into effect on 10 June 2019, ING is required to hold a shareholder binding vote on ING's Executive Board remuneration policy and Supervisory Board remuneration policy at least every four years. Furthermore, the shareholders have an advisory vote on ING's remuneration report annually. This may restrict our ability to offer competitive compensation compared with companies (financial and/or non-financial) that are not subject to such restrictions and it could adversely affect ING Group's ability to retain or attract key personnel, which, in turn, may affect our business and results.

We may incur further liabilities in respect of our defined benefit retirement plans if the value of plan assets is not sufficient to cover potential obligations, including as a result of differences between actual results and underlying actuarial assumptions and models.
ING Group companies operate various defined benefit retirement plans covering the post-employment benefits of a number of our employees. The liability recognised in our consolidated balance sheet in respect of our defined benefit plans is the present value of the defined benefit obligations at the balance sheet date, less the fair value of each plan's assets, together with adjustments for unrecognised actuarial gains and losses and unrecognised past service costs. We determine our defined benefit plan obligations based on internal and external actuarial models and calculations using the projected unit credit method. Inherent in these actuarial models are assumptions, including discount rates, rates of increase in future salary and benefit levels, mortality rates and the consumer price index. These assumptions are based on available market data and are updated annually. Nevertheless, the actuarial assumptions may differ significantly from actual results due to changes in market conditions, economic and mortality trends and other assumptions. Any changes in these assumptions could have a significant impact on our present and future liabilities and costs associated with our defined benefit plans.

Risks related to the Group's risk management practices

Risks relating to our use of quantitative models to model client behaviour for the purposes of our calculations may adversely impact our results and reputation.
We use quantitative methods, systems or approaches that apply statistical, economic, financial, or mathematical theories, techniques and assumptions to process input data into quantitative estimates. Errors in the development, implementation, use or interpretation of such models, or from incomplete or incorrect data, can lead to inaccurate, noncompliant or misinterpreted model outputs, which may adversely impact our results and reputation. In addition, we use assumptions to model client behaviour for risk calculations in our banking books. Assumptions are used to determine the interest rate risk profile of savings and current accounts and to estimate the embedded option risk in loans and investment portfolios. Assumptions based on past client behaviour may not always be a reliable indicator of future behaviour. The use of different assumptions to determine client behaviour could have a material adverse effect on the calculated risk figures and, ultimately, our future results or reputation. Furthermore, we may be subject to risks related to changes in laws and regulations (e.g. with reference to client rates, prepayment compensation, etc.) governing the risk management practices of financial institutions. For more information, see 'Risks related to the regulation and supervision of the Group – Changes in laws and/or regulations governing financial services or financial institutions or the application of such laws and/or regulations may increase our operating costs and limit our activities' above. As noted there, regulation of the industries in which we operate is becoming increasingly more extensive and complex, while also attracting supervisory scrutiny. Compliance failures may lead to changes in the laws and regulations governing the risk management practices and materially increase our operating costs.

We may be unable to manage our risks successfully through derivatives.
We employ various economic hedging strategies with the objective of mitigating the market risks that are inherent in our business and operations. These risks include currency fluctuations, changes in the fair value of our investments, the impact of interest rates, equity markets and credit spread changes, the occurrence of credit defaults and changes in

client behaviour. We seek to control these risks by, among other things, entering into a number of derivative instruments, such as swaps (e.g. CCY, IR, etc.), options, futures and forward contracts, including, from time to time, macro hedges for parts of our business, either directly as a counterparty or as a credit support provider to affiliate counterparties. Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from risks associated with those fluctuations. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors and the creditworthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results or financial condition. Poorly designed strategies or improperly executed transactions could actually increase our risks and losses. Hedging strategies involve transaction costs and other costs, and if we terminate a hedging arrangement, we may also be required to pay additional costs, such as transaction fees or breakage costs. There have been periods in the past, and it is likely that there will be periods in the future, during which we have incurred or may incur losses on transactions, possibly significant, after taking into account our hedging strategies. Further, the nature and timing of our hedging transactions could actually increase our risk and losses. Hedging instruments we use to manage product and other risks might not perform as intended or expected, which could result in higher realised or unrealised losses, such as credit value adjustment risks or unexpected P&L effects, and unanticipated cash needs to collateralise or settle such transactions. Adverse market conditions can limit the availability and increase the costs of hedging instruments, and such costs may not be recovered in the pricing of the underlying products being hedged. In addition, hedging counterparties may fail to perform their obligations, resulting in unhedged exposures and losses on positions that are not collateralised. As such, our hedging strategies and the derivatives that we use or may use may not adequately mitigate or offset the risks they intend to cover, and our hedging transactions may result in losses.

Our hedging strategy additionally relies on the assumption that hedging counterparties remain able and willing to provide the hedges required by our strategy. Increased regulation, market shocks, worsening market conditions, and/or other factors that affect or are perceived to affect the financial condition, liquidity and creditworthiness of ING may reduce the ability and/or willingness of such counterparties to engage in hedging contracts with us and/or other parties, affecting our overall ability to hedge our risks and adversely affecting our business, results and financial condition.

Risks related to the Group's liquidity and financing activities

We depend on the capital and credit markets, as well as customer deposits, to provide the liquidity and capital required to fund our operations, and adverse conditions in the capital and credit markets, or significant withdrawals of customer deposits, may negatively impact our liquidity, borrowing and capital positions, as well as increase the cost of liquidity, borrowings and capital.
Adverse capital market conditions may negatively impact our cost of borrowed funds and our ability to borrow on a secured and unsecured basis, thereby impacting our ability to support and/or grow our businesses. From a liquidity perspective, central banks have continued its path of quantitative tightening by decreasing its balance sheet, which may reduce the liquidity provided to the financial system. Consequently, banks have significantly increased debt issuance and heightened competition for client deposits is observed.

We require liquidity to fund new and ongoing business, to pay our operating expenses and interest on our debt as well as dividends on our capital stock, maintain our securities lending activities and replace maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer. The principal sources of our funding include a variety of short- and long-term instruments, including deposit funds, repurchase agreements, commercial paper, medium- and long-term debt, subordinated debt securities, capital securities and shareholders' equity.

In addition, as we rely on customer deposits to fund our business and operations, the confidence of customers in financial institutions may be tested in a manner that may adversely impact our liquidity and capital position. Consumer confidence in financial institutions may, for example, decrease due to ING's or our competitors' failure to communicate to customers the terms of, and the benefits and risks to customers of, complex or high-fee financial products. Reduced customer confidence could have an adverse effect on our liquidity and capital position through the withdrawal of deposits, as well as on our revenues and total financial results. As a significant percentage of our customer deposit base is originated via internet banking, a loss of customer confidence may result in a rapid withdrawal of deposits over the internet.

In the event that our current resources do not satisfy our liquidity requirements, we may need to seek additional financing. The availability of additional financing will depend on a variety of factors, such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit rating and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. See also under the heading 'Ratings are important to our business for a number of reasons, and a downgrade or a potential downgrade in our credit ratings could have an adverse impact on our results and net results'. Similarly, our access to funding may be limited if regulatory authorities or rating agencies take negative actions against us. If our internal sources of liquidity prove to be insufficient, there is a risk that we may not be able to successfully obtain additional financing on favourable terms, or at all. Any actions we might take to access financing may, in turn, cause rating agencies to re-evaluate our ratings.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital. Such market conditions may in the future limit our ability to raise additional capital to support business growth, to counterbalance the consequences of losses, or to meet increased regulatory capital and rating agency capital requirements. This could force us to (i) delay raising capital, (ii) reduce, cancel or postpone payment of dividends on our shares, (iii) reduce, cancel or postpone interest payments on our other securities, (iv) issue capital of different types or under different terms than we would otherwise, or (v) incur a higher cost of capital than in a more stable market environment. This would have the potential to decrease both our profitability and our financial flexibility. Our results, financial condition, cash flows, regulatory capital and rating agency capital positions could be materially adversely affected by disruptions in the financial markets.

Furthermore, regulatory liquidity requirements in certain jurisdictions in which we operate remain stringent, undermining our efforts to maintain centralised management of our liquidity. This may continue to cause trapped pools of liquidity and capital, resulting in inefficiencies in the cost of managing our liquidity and solvency, and hinder our efforts to integrate our balance sheet. An example of such trapped liquidity includes our operations in Germany where German regulations impose separate liquidity requirements that restrict ING's ability to move a liquidity surplus out of the German subsidiary.

As a holding company, ING Groep N.V. is dependent for liquidity on payments from its subsidiaries, many of which are subject to regulatory and other restrictions on their ability to transact with affiliates.
ING Groep N.V. is a holding company and, therefore, depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments to its shareholders and to fund all payments on its obligations, including debt service obligations.

ING Groep N.V.'s ability to obtain funds to meet its obligations depends on legal and regulatory restrictions applicable to ING Groep N.V.'s subsidiaries. Many of ING Groep N.V.'s direct and indirect subsidiaries, including certain subsidiaries of ING Bank N.V., may be subject to laws that restrict dividend payments, as well as requirements with respect to capital and liquidity levels. For example, certain local governments and regulators have taken steps and may take further steps to 'ring fence' or impose minimum internal total loss-absorbing capacity on the local affiliates of a foreign financial institution to protect clients and creditors of such affiliates in the event of financial difficulties involving such affiliates or the broader banking group. Increased local regulation and supervision have therefore limited and may in the future further limit the ability to move capital and liquidity among affiliated entities and between ING Groep N.V. and its direct and indirect subsidiaries; limit the flexibility to structure intercompany and external activities of ING as otherwise deemed most operationally efficient, and increase in the overall level of capital and liquidity required by ING on a consolidated basis.

Lower earnings of a local entity may also reduce the ability of such local entity to make dividends and distributions to ING Groep N.V. Other restrictions, such as restrictions on payments from subsidiaries or limitations on the use of funds in client accounts, may also apply to distributions to ING Groep N.V. from its subsidiaries.

ING Groep N.V. has also in the past guaranteed and may in the future continue to guarantee the payment obligations of some of its subsidiaries, including ING Bank N.V.. Any such guarantees may require ING Groep N.V. to provide substantial funds or assets to its subsidiaries or the creditors or counterparties of these subsidiaries at a time when the guaranteed subsidiary is in need of liquidity to fund its own obligations.

Finally, ING Groep N.V., as the resolution entity of ING, has an obligation to remove impediments to resolution and to improve resolvability. Regulatory authorities have required and may continue to require ING to increase capital or liquidity levels at the level of the resolution entity or at particular subsidiaries. This may result in, among other things, the issuance of additional long-term debt issuance at the level of ING Groep N.V. or particular subsidiaries.

Additional risks relating to ownership of ING shares

Holders of ING shares may experience dilution of their holdings and may be impacted by any share buyback programme.
ING's AT1 securities may, under certain circumstances, convert into equity securities. Such conversion would dilute the ownership interests of existing holders of ING shares and such dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of ING shares. Furthermore, we may undertake future equity offerings with or without subscription rights. In case of equity offerings without subscription rights, holders of ING shares may suffer dilution. In case of equity offerings with subscription rights, holders of ING shares in certain jurisdictions, however, may not be entitled to exercise such rights unless the rights and the related shares are registered or qualified for sale under the relevant legislation or regulatory framework. Holders of ING shares in these jurisdictions may suffer dilution of their

shareholding should they not be permitted to, or otherwise choose not to, participate in future equity offerings with subscription rights.

Any share repurchases could affect the price of our ordinary shares, ADRs or other securities and increase trading price volatility. The existence of a share buyback programme could also cause the price of our ordinary shares, ADRs or other securities to be higher than it would be in the absence of such a share buyback programme, and could potentially reduce the market liquidity of our ordinary shares, ADRs or other securities. There can be no assurance that any share buybacks will enhance shareholder value because the market price of our ordinary shares or ADRs may decline below the levels at which we repurchase any ordinary shares or ADRs.

In addition, ING cannot guarantee that any future share buyback programme will be fully consummated. The timing and amount of share repurchases pursuant to a share buyback programme will depend upon a number of factors, including market, business conditions, and the trading price of our ordinary shares or ADRs. A share buyback programme may also be suspended or terminated at any time, and any such suspension or termination could negatively affect the trading price of, increase trading price volatility of or reduce the market liquidity of our ordinary shares, ADRs or other securities. Additionally, a share buyback programme could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities.

Because we are incorporated under the laws of the Netherlands and many of the members of our Supervisory and Executive Boards and our officers reside outside of the United States, it may be difficult to enforce judgments of US courts against ING or the members of our Supervisory Board and Executive Board or our officers.
Most of our Supervisory Board members, our Executive Board members and some of the experts named in this Annual Report, as well as many of our officers are persons who are not residents of the United States, and most of our and their assets are located outside the United States. As a result, investors may not be able to serve process on those persons within the United States or to enforce in the United States judgments obtained in

US courts against us or those persons based on the civil liability provisions of the US securities laws.

Investors also may not be able to enforce judgments of US courts under the US federal securities laws in courts outside the United States, including the Netherlands. The United States and the Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the US federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court. However, under current practice, the courts of the Netherlands may be expected to render a judgment in accordance with the judgment of the relevant US court, provided that such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation of elementary principles of fair trial, (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is not capable of being recognised in the Netherlands. It is uncertain whether this practice extends to default judgments as well.

Based on the foregoing, there can be no assurance that US investors will be able to enforce against us or members of our board of directors, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in US courts in civil and commercial matters, including judgments under the US federal securities laws.

In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the US

federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

Disclaimer

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING's core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) changes affecting interest rate levels (3) any default of a major market participant and related market disruption (4) changes in performance of financial markets, including in Europe and developing markets (5) fiscal uncertainty in Europe and the United States (6) discontinuation of or changes in 'benchmark' indices (7) inflation and deflation in our principal markets (8) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (9) failures of banks falling under the scope of state compensation schemes (10) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (11) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine, other existing or emerging military conflicts, the risk of further military escalation, geopolitical tensions, trade restrictions and the related international response measures (12) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (13) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among

members of the group) (14) ING's ability to meet minimum capital and other prudential regulatory requirements (15) changes in regulation of US commodities and derivatives businesses of ING and its customers (16) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (17) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (18) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (19) operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilised in artificial intelligence (20) risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing (21) changes in general competitive factors, including ability to increase or maintain market share (22) inability to protect our intellectual property and infringement claims by third parties (23) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (24) changes in credit ratings (25) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change, diversity, equity and inclusion and other ESG-related matters, including data gathering and reporting and also including managing the conflicting laws and requirements of governments, regulators and authorities with respect to these topics (26) inability to attract and retain key personnel (27) future liabilities under defined benefit retirement plans (28) failure to manage business risks,

including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (29) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (30) the other risks and uncertainties detailed in the most recent Annual Report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on ing.com.

This document may contain ESG-related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to the accuracy, completeness, reasonableness or reliability of such information. This document may also discuss one or more specific transactions and/or contain general statements about ING's ESG approach. The approach and criteria referred to in this document are intended to be applied in accordance with applicable law. Due to the fact that there may be different or even conflicting laws, the approach, criteria or the application thereof, could be different.

Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission (SEC) reporting purposes. Any issues identified as material for purposes of ESG in this Annual Report are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are "green" or "sustainable". Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of applicable project(s) and/or any other relevant information, please reference the offering documents for such security.

This Annual Report may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this Annual Report. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this Annual Report or that any information found at such websites will not change following the publication of this Annual Report. Many of those factors are beyond ING's control.

This document is the PDF version of the 2025 Annual Report of ING made available on ing.com. Another version of this document has been prepared in the European single electronic reporting format (ESEF) and such ESEF reporting package is also available on ing.com. In the event of any discrepancies between this PDF version and the ESEF reporting package, the ESEF reporting package governs.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.



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